      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 2000



                                                      REGISTRATION NO. 333-94403

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           -------------------------


               PAGING NETWORK, INC.                           ARCH COMMUNICATIONS GROUP, INC.
                                                                       As Co-Issuer



           (Exact name of registrants as specified in their charters)



            DELAWARE                           4812                           DELAWARE                           4812
(State or other jurisdiction of    (Primary Standard Industrial   (State or other jurisdiction of    (Primary Standard Industrial
 incorporation or organization)    Classification Code Number)     incorporation or organization)    Classification Code Number)



                    04-2740516                                          31-1358569
       (I.R.S. Employer Identification No.)                (I.R.S. Employer Identification No.)

                                                              ARCH COMMUNICATIONS GROUP, INC.
               PAGING NETWORK, INC.                           1800 WEST PARK DRIVE, SUITE 250
                14911 QUORUM DRIVE                           WESTBOROUGH, MASSACHUSETTS 01581
                DALLAS, TEXAS 75240                                   (508) 870-6700
                  (972) 801-8000
                                                    (Address, including zip code, and telephone number,
(Address, including zip code, and telephone number,                      including
              including area code, of                 area code, of registrant's principal executive
     registrant's principal executive offices)                           offices)


                           -------------------------

                                 RUTH WILLIAMS
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND ASSISTANT SECRETARY
                               14911 QUORUM DRIVE
                              DALLAS, TEXAS 75240

                                 (972) 801-8000

(Name, address, including zip code and telephone number, including area code, of agent for service)


                              C. EDWARD BAKER, JR.


                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER


                        1800 WEST PARK DRIVE, SUITE 250


                        WESTBOROUGH, MASSACHUSETTS 01581


                                 (508) 870-6700


(Name, address, including zip code and telephone number, including area code, of agent for service)


                           -------------------------

                                    Copy to:

                                JOHN R. SCHMIDT
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441

                                 (312) 782-0600


                                   Copies to:



                               EDWARD YOUNG, ESQ.


                             JAY E. BOTHWICK, ESQ.


                           DAVID A. WESTENBERG, ESQ.


                             C/O HALE AND DORR LLP


                                60 STATE STREET


                          BOSTON, MASSACHUSETTS 02109


                                 (617) 526-6000


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ] __________

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

                           -------------------------


    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 2000


                                                   REGISTRATION NO. 333-94403-01

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           -------------------------

                              VAST SOLUTIONS, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                              7373                             75-2852196
  (State or other jurisdiction        (Primary Standard Industrial              (I.R.S. Employer
      of incorporation or             Classification Code Number)             Identification No.)
         organization)

                          14131 MIDWAY ROAD, SUITE 500
                              ADDISON, TEXAS 75001
                                  972-801-8800
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           -------------------------
                               MARK A. KNICKREHM
                     PRESIDENT AND CHIEF OPERATING OFFICER
                          14131 MIDWAY ROAD, SUITE 500
                              ADDISON, TEXAS 75001
                                  972-801-8800
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                           -------------------------
                                   Copies to:

                                JOHN R. SCHMIDT
                               DAVID A. SCHUETTE
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441

                                  312-782-0600


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.


    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]


    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                           -------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE


     The registration statement on Form S-4 being filed by PageNet includes the S-4 facing page, the prospectus relating to the exchange offer to PageNet's senior subordinated noteholders and the consent solicitation of PageNet stockholders and senior subordinated noteholders to approve a prepackaged bankruptcy plan, including the Annexes thereto, and Part II to the S-4. Arch is a co-issuer to the registration statement on Form S-4.



     The registration statement on Form S-1 being filed herewith by Vast includes the S-1 facing page, the prospectus relating to the Class B common stock of Vast which is also included as Annex A to the PageNet prospectus, and
Part II to the S-1.

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED MAY 12, 2000

PROSPECTUS

                     EXCHANGE OFFER FOR PAGENET NOTEHOLDERS

                           -------------------------


         CONSENT SOLICITATION AND DISCLOSURE STATEMENT FOR PREPACKAGED


            BANKRUPTCY PLAN FOR PAGENET NOTEHOLDERS AND STOCKHOLDERS


                                  PAGENET LOGO

                        616,830,757 SHARES COMMON STOCK

                              PAGING NETWORK, INC.

     We are offering to exchange 616,830,757 shares of PageNet common stock and 13,780,000 shares of Class B common stock of Vast Solutions, Inc., PageNet's wholly owned subsidiary, for all of our outstanding:

     - 8.875% senior subordinated notes due 2006;

     - 10.125% senior subordinated notes due 2007; and

     - 10% senior subordinated notes due 2008.


     The exchange offer is part of an overall transaction in which PageNet will merge into Arch Communications Group, Inc. In the merger, each share of PageNet common stock, including the shares to be issued to PageNet noteholders in this exchange offer, will be converted into 0.1247 shares of Arch common stock. We will not exchange PageNet and Vast shares for PageNet senior subordinated notes unless all conditions to the merger are satisfied.



     THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
            , 2000 UNLESS EXTENDED.



     We are also asking the holders of our senior subordinated notes and our stockholders to approve a consensual or "prepackaged" bankruptcy plan of PageNet. The prepackaged bankruptcy plan provides an alternative means for PageNet to implement the merger and provides for the exchange of Arch and Vast shares for PageNet senior subordinated notes and PageNet common stock and the merger of PageNet into Arch on the same terms as set forth in the merger agreement.



     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "PAGEE."



     WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 14 BEFORE YOU MAKE ANY INVESTMENT DECISION.


     NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THE SHARES OR THE EXCHANGE OFFER OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A CRIME.

               The date of this prospectus is             , 2000

                             QUESTIONS AND ANSWERS



Q:   WHAT ARE YOU ASKING HOLDERS OF PAGENET SENIOR SUBORDINATED NOTES TO DO?



A:   PageNet is requesting that the holders of senior subordinated notes:



     - exchange their senior subordinated notes for shares of PageNet common stock and Class B common stock of Vast;



     - consent to amendments to the indenture for the senior subordinated notes which will remove substantially all of the rights of those senior subordinated notes that are not tendered in the exchange offer except the right to receive payments of principal and interest; and



     - consent to a prepackaged bankruptcy plan providing for the recapitalization of PageNet and the merger of PageNet and Arch on the same terms provided in the merger agreement.



Q: WHY ARE YOU ASKING NOTEHOLDERS TO TENDER THEIR NOTES AND TO CONSENT TO THE PREPACKAGED BANKRUPTCY PLAN?



A: PageNet prepared the prepackaged bankruptcy plan as an alternative means to implement the recapitalization and the merger if less than 97.5% of PageNet's senior subordinated notes are tendered in the exchange offer. If less than 97.5% of the PageNet senior subordinated notes are tendered in the exchange offer but PageNet obtains consents to the prepackaged bankruptcy plan from holders of at least 66 2/3% in amount of PageNet's senior subordinated notes that vote on the prepackaged bankruptcy plan and at least a majority of all such voting noteholders, PageNet expects to file the prepackaged bankruptcy plan.



Q: WHY IS PAGENET OFFERING TO EXCHANGE SENIOR SUBORDINATED NOTES FOR PAGENET SHARES IN THE EXCHANGE OFFER?



A: The PageNet exchange offer is part of a larger transaction in which PageNet will merge with Arch. The purpose of the exchange offer is to reduce the indebtedness of the combined company. Shares of PageNet common stock received by noteholders tendering their notes in the exchange offer will be immediately converted into shares of Arch common stock.



Q: WHY IS PAGENET SEEKING CONSENTS TO AMEND THE INDENTURE GOVERNING THE SENIOR SUBORDINATED NOTES?



A: At the completion of the PageNet exchange offer, it is expected that only a small amount of senior subordinated notes will remain outstanding. PageNet is requesting that tendering noteholders agree to these amendments to remove restrictive covenants affecting the operations of PageNet. These amendments will not remove PageNet's obligation to pay the principal and interest on the remaining senior subordinated notes.



Q:   WHAT ARE YOU ASKING HOLDERS OF PAGENET COMMON STOCK TO DO?



A: PageNet is requesting that PageNet stockholders consent to a prepackaged bankruptcy plan providing for the merger of PageNet and Arch on the same terms provided in the merger agreement.



Q:   WHY ARE PAGENET STOCKHOLDERS ALSO RECEIVING A JOINT PROXY
     STATEMENT/PROSPECTUS?



A: In addition to this prospectus, PageNet stockholders are receiving a joint proxy statement/prospectus for a special meeting of stockholders of PageNet to vote upon a proposal to approve the merger of PageNet and Arch. The approval of holders of a majority of PageNet's common stock is required for the merger under Delaware law. However, if PageNet files the prepackaged bankruptcy plan, the stockholders will no longer have corporate voting rights and PageNet will not hold the special meeting of stockholders.



Q:   WHY IS PAGENET DISTRIBUTING SHARES OF VAST TO NOTEHOLDERS AND STOCKHOLDERS?



A: The distribution of Vast was negotiated as part of the overall transaction to enable PageNet noteholders and stockholders to retain a substantial portion of any future value in Vast.

                              TRANSACTION DIAGRAM



     The following diagrams illustrate in general terms the pre-merger structure and capital stock ownership percentages of Arch and PageNet prior to the announcement of the merger and the post-merger structure and capital stock ownership percentages of the combined company and Vast.


             CURRENT STRUCTURE AND STOCK OWNERSHIP PERCENTAGE GRAPH


           POST-MERGER STRUCTURE AND STOCK OWNERSHIP PERCENTAGE GRAPH

                               TABLE OF CONTENTS


                                                               PAGE
                                                              NUMBERS
                                                              -------
Summary
  The Overall Transaction...................................      1
  PageNet and Arch..........................................      1
  The Exchange Offer........................................      2
  The Merger................................................      2
  Prepackaged Bankruptcy Plan...............................      3
  Federal Income Tax Considerations.........................      4
  Summary Financial and Operating Data......................      5
  Capitalization............................................     10
  Stock Ownership in Combined Company.......................     11
  Noteholder and Stockholder Actions........................     11
  Procedure for Tendering Senior Subordinated Notes and
     Delivery of Consents...................................     11
  Voting Procedures with Respect to the Prepackage
     Bankruptcy Plan........................................     12
Risk Factors................................................     14
  Risks Related to Exchanging Senior Subordinated Notes for
     Common Stock...........................................     14
  Risks Related to the Merger...............................     15
  Risks Related to Arch's Business..........................     18
  Risks Related to PageNet's Business.......................     23
  Risks Related to Vast.....................................     24
  Risks Relating to the Possible Prepackaged Bankruptcy
     Filing.................................................     24
Forward Looking Statements..................................     27
The Exchange Offer..........................................     28
Proposed Amendments.........................................     37
The Merger..................................................     43
  General...................................................     43
  Background of the Merger..................................     43
  PageNet's Reasons for the Merger..........................     47
  Opinions of Financial Advisors to PageNet.................     49
     Opinion of Houlihan Lokey Howard & Zukin Capital.......     49
     Opinion of Goldman, Sachs & Co.........................     55
     Opinion of Morgan Stanley Dean Witter..................     65
  Vast Valuation Analysis...................................     73
  Interests of Certain Persons in the Merger................     74
  Treatment of PageNet's Stock..............................     76
  The Exchange Offers.......................................     76
  Regulatory Approvals......................................     77
  Material Federal Income Tax Considerations of the
     Merger.................................................     77
  Accounting Treatment of the Merger........................     78
  Quotation on Nasdaq National Market System................     78
  Resales of Arch Common Stock Issued in Connection with the
     Merger;
     Affiliate Agreements...................................     78
  Appraisal Rights..........................................     78
The Merger Agreement........................................     79
  Structure of the Merger...................................     79
  The Exchange Ratio and Treatment of PageNet Common
     Stock..................................................     79
  Exchange Procedures.......................................     79

                                                               PAGE
                                                              NUMBERS
                                                              -------
  Treatment of PageNet Stock Options........................     79
  Representations and Warranties............................     80
  Covenants.................................................     81
  Conditions to Completion of the Merger....................     85
  Termination of the Merger Agreement.......................     87
  Termination Fee...........................................     88
  Modification or Amendment of the Merger Agreement.........     89
The Vast Distribution.......................................     90
  General...................................................     90
  Manner of Effecting the Vast Distribution.................     90
  Determination of the Distribution Ratio...................     90
  Material Federal Income Tax Considerations of the Vast
     Distribution...........................................     90
The Prepackaged Bankruptcy Plan.............................     91
  General...................................................     91
  Voting Instructions and Procedures........................     92
  Classification of Claims and Equity Interests under the
     Prepackaged Bankruptcy Plan............................     95
  Summary of Treatment under the Prepackaged Bankruptcy
     Plan...................................................     96
  Summary of Other Provisions of the Prepackaged Bankruptcy
     Plan...................................................     98
  Conditions to Consummation................................    101
  Effect of Consummation of the Prepackaged Bankruptcy
     Plan...................................................    101
  Modification of the Prepackaged Bankruptcy Plan...........    102
  Intended Actions During the Chapter 11 Cases..............    102
  Confirmation Standards....................................    104
  Confirmation of the Prepackaged Bankruptcy Plan Without
     Acceptance by All Classes of Impaired Claims...........    105
  Consequences of Insufficient Vote In Favor of the
     Prepackaged Bankruptcy Plan............................    106
  Best Interests Test/Liquidation Analysis..................    106
Material Federal Income Tax Considerations..................    109
Scope and Limitation........................................    109
Qualification of the Merger as a Tax Free Reorganization....    110
Federal Income Tax Consequences to Exchanging Noteholders...    111
Federal Income Tax Consequences to Nontender Noteholders....    113
Federal Income Tax Consequences to PageNet Common
  Stockholders..............................................    114
Federal Income Tax Consequences to Arch and Pagenet.........    116
Capitalization..............................................    117
Stock Ownership in the Combined Company.....................    118
Unaudited Pro Forma Consolidated Financial Data of the
  Combined Company..........................................    119
Unaudited Pro Forma Condensed Consolidated Financial
  Statements................................................    121
Unaudited Pro Forma Condensed Consolidated Balance Sheets...    122
Unaudited Pro Forma Condensed Consolidated Statements of
  Operations................................................    123
Notes to Unaudited Pro Forma Condensed Consolidated
  Financial Statements......................................    124
Selected Historical Consolidated Financial and Operating
  Data -- PageNet...........................................    128
PageNet Management's Discussion and Analysis of Financial
  Conditions and Results of Operation.......................    131
Selected Historical Consolidated Financial and Operating
  Data -- Arch..............................................    142
Arch Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................    145

                                                               PAGE
                                                              NUMBERS
                                                              -------
Market Price Information and Dividend Policy................    155
  PageNet and Arch Common Stock.............................    155
  PageNet Notes.............................................    156
  Dividend Policy...........................................    157
Comparative Historical and Unaudited Pro Forma Per Share
  Data......................................................    158
Industry Overview...........................................    159
Arch's Business.............................................    164
Arch's Management...........................................    172
Arch's Principal Stockholders...............................    178
PageNet's Business..........................................    182
PageNet's Management........................................    187
PageNet's Principal Stockholders............................    195
The Combined Company........................................    197
Description of PageNet's Common Stock.......................    200
Description of Arch's Equity Securities.....................    200
Description of Indebtedness.................................    207
  Arch......................................................    207
  PageNet...................................................    211
Comparison of Rights of PageNet Stockholders and Arch
  Stockholders..............................................    213
Legal Matters...............................................    218
Experts.....................................................    219
Where You Can Find More Information.........................    219
Index to Financial Statements...............................    F-1
Annex A -- Prospectus of Vast Solutions, Inc................    A-1
Index to Financial Statements...............................    F-1
Annex B -- Agreement and Plan of Merger.....................    B-1
Annex C -- The Prepackaged Plan of Reorganization...........    C-1
Annex D -- Arch Paging, Inc. Summary of Principal Terms of
  the Third Amended and Restated Credit Agreement...........    D-1
Annex E -- Unaudited Combined Company Projections...........    E-1
Annex F -- Opinion of Houlihan Lokey Howard & Zukin
  Capital...................................................    F-1
Annex G -- Opinion of Goldman, Sachs & Co...................    G-1
Annex H -- Opinion of Morgan Stanley Dean Witter............    H-1
Annex I -- Liquidation Analysis.............................    I-1

                                    SUMMARY



     This summary highlights selected information contained elsewhere in this prospectus. We urge you to read the entire prospectus, including "Risk Factors," and information contained in PageNet's and Arch's public documents that have been filed with the Securities and Exchange Commission.



                            THE OVERALL TRANSACTION



     The transactions described in this prospectus are all part of an overall transaction in which PageNet will merge into Arch under a merger agreement signed on November 7, 1999.



     The merger will be accompanied by recapitalizations of PageNet and Arch through exchange offers by PageNet and Arch to exchange common stock for debt. In the PageNet exchange offer, PageNet is offering to exchange shares of PageNet common stock and shares of Class B common stock of Vast, its wholly owned subsidiary, for PageNet's outstanding senior subordinated notes. The shares of PageNet common stock received by PageNet noteholders will immediately be converted into Arch common stock as a result of the merger. In the Arch exchange offer, Arch is offering to exchange shares of Arch common stock for each of Arch's outstanding 10 7/8% senior discount notes.



     The merger agreement also provides that PageNet will distribute up to 11.6% of the total equity of Vast to its current stockholders. As a result of the related exchange offer, PageNet's noteholders will receive up to 68.9% of the equity interest in Vast. The combined company will retain up to 19.5% of the equity interest in Vast following the merger.



     The PageNet exchange offer and the Vast distribution will not be consummated unless the merger is consummated.



     PageNet is also seeking consent from its noteholders and its stockholders to a consensual or "prepackaged" bankruptcy plan which provides for consummation of the recapitalization and the merger on the same terms provided in the merger agreement. PageNet expects to file the prepackaged bankruptcy plan if less than 97.5% of PageNet's senior subordinated notes are tendered in the exchange offer but PageNet obtains consents to the prepackaged bankruptcy plan from holders of at least 66 2/3% in amount of PageNet's senior subordinated notes that vote on the prepackaged bankruptcy plan and at least a majority of all such voting noteholders.



                                PAGENET AND ARCH



     PageNet. PageNet is a provider of wireless communications services throughout the United States and Canada, with approximately 9.0 million units in service as of December 31, 1999. PageNet primarily provides traditional paging services which enable subscribers to receive messages on their pagers composed entirely of numbers, such as a phone number, or, on some pagers, numbers and letters which enable the subscriber to receive text messages. Both kinds of services are commonly referred to as messaging services. PageNet has also begun to market and sell "advanced" messaging services which enable subscribers to receive acknowledgments that their messages were delivered or to respond to messages. PageNet also offers enhanced or complementary wireless communications services, such as voice mail, personalized greetings, stock quotes, news and other wireless information delivery services. Through its wholly owned subsidiary Vast, PageNet is commencing operations that use wireless technology to connect businesses with their employees, customers and remote assets, such as vending machines, automobiles and storage tanks. For a description of Vast, see the prospectus of Vast attached as Annex A. PageNet's principal office is located at Corporate Centre, 14911 Quorum Drive, Dallas, Texas 75240. PageNet's telephone number is (972) 801-8000.



     Arch. Arch is a leading provider of wireless communications services in the United States, with approximately 6.9 million units in service. Arch primarily provides messaging services and has recently begun offering "advanced" messaging services. Arch also offers enhanced or complementary wireless communication services, such as stock quotes, news and other wireless information delivery services, voice mail, personalized greeting, message storage and retrieval, equipment loss protection and equipment maintenance. Arch's principal office is located at 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581. Arch's telephone number is (508) 870-6700.



     Arch has supplied all information contained in this prospectus relating to Arch, and PageNet has supplied all information in this prospectus relating to PageNet and Vast.

                               THE EXCHANGE OFFER



     In order to carry out the recapitalization required under the merger agreement with Arch, PageNet is offering to exchange shares of PageNet common stock and Class B common stock of Vast for each of PageNet's senior subordinated notes. The following table shows the number of PageNet and Vast shares that noteholders will be entitled to receive, and the number of Arch shares that the PageNet common shares will be immediately converted into, if the exchange offer and merger occur on June 30, 2000.



                                              NUMBER OF SHARES     NUMBER OF SHARES   NUMBER OF SHARES
       PER $1000 PRINCIPAL AMOUNT OF             OF PAGENET            OF ARCH        OF VAST CLASS B
         SENIOR SUBORDINATED NOTES              COMMON STOCK         COMMON STOCK       COMMON STOCK
       -----------------------------          ----------------     ----------------   ----------------
8.875% notes due 2006.......................      514.329               64.137             11.490
10.125% notes due 2007......................      519.969               64.840             11.616
10% notes due 2008..........................      509.089               63.483             11.373



Interest accrued through the expiration date of the exchange offer on senior subordinated notes that are exchanged will affect the exact exchange ratios depending on the actual date of closing but will not change the total number of shares issued in the exchange offer.



     The exchange offer will expire at 12:00 midnight, New York City time, on , 2000 unless PageNet and Arch jointly extend the expiration date.



     The exchange offer is conditioned upon:



     - the tender and non-withdrawal of at least 97.5% of the total principal amount of PageNet's outstanding senior subordinated notes, including at least a majority of the outstanding principal amount of each series of PageNet's senior subordinated notes; and



     - the satisfaction or waiver of the other conditions to the closing of the merger.



     Amendments to Remaining Notes. As a condition to tendering notes in the exchange offer, PageNet noteholders will be required to approve amendments to the indentures for the senior subordinated notes. The amendments require the approval of a majority in principal amount of each series of senior subordinated notes and will remove substantially all of the rights of those senior subordinated notes that are not tendered, other than their right to receive payments of principal and interest.



                                   THE MERGER



     The merger agreement provides that each share of PageNet common stock, including shares issued to PageNet noteholders in the PageNet exchange offer, will be converted into 0.1247 shares of Arch common stock. On November 5, 1999, the last trading day before the public announcement of the proposed merger, PageNet's common stock had a closing price of $0.96875 per share, compared to
$0.84952 for 0.1247 shares of Arch common stock. On        , the last trading
day for which information was available prior to the first mailing of this prospectus, PageNet's common stock had a closing price of $ per share compared to $ for 0.1247 shares of Arch common stock.



     The merger is conditioned upon the consummation of the PageNet and Arch exchange offers and the declaration by the PageNet board of directors of a distribution of Vast shares to PageNet stockholders.



     Board of Directors. After the merger, the Arch board of directors will consist of 12 directors. Six directors will be designated by the current Arch directors and three directors will be designated by the current PageNet directors. Each of the three largest holders of PageNet senior subordinated notes may designate one director. To the extent any of these three largest holders do not designate directors, the Arch directors will designate additional directors.



     Required Stockholder Approvals. The merger requires the affirmative vote of the holders of a majority of Arch's outstanding common stock and a majority of PageNet's outstanding common stock. Current Arch and PageNet stockholders will receive a separate joint proxy statement/prospectus for the merger. However, if PageNet files for reorganization under chapter 11 of the Bankruptcy Code, the approval of the merger by holders of PageNet common stock would no longer be required. However, the approval by PageNet stockholders of the prepackaged bankruptcy plan is being solicited. Holders of senior subordinated notes who receive PageNet common stock in the exchange offer will not be entitled to vote on the merger.



     Stockholder meetings for PageNet and Arch will be held on          , 2000
and             , 2000, respectively.



     Exclusivity and Termination. Subject to directors' fiduciary obligations, both PageNet and Arch have agreed not to solicit or encourage any proposal from a third party involving an acquisition, business combination or other similar proposal, prior to the merger.



     PageNet and Arch can mutually agree to terminate the merger agreement and either PageNet or Arch can terminate the merger agreement if:



     - the other party breaches and fails to cure any material representation, warranty or covenant in the merger agreement; or



     - the merger does not take place by September 30, 2000; or



     - Arch stockholders do not approve the merger; or



     - PageNet stockholders do not approve the merger and no bankruptcy plan is filed.



Either PageNet or Arch may be required to pay a termination fee of $40 million if the merger agreement is terminated after it pursues an alternative offer.



                          PREPACKAGED BANKRUPTCY PLAN



     PageNet is also soliciting the vote of its noteholders and its stockholders to a consensual or "prepackaged" bankruptcy plan of PageNet. The prepackaged bankruptcy plan provides for the merger of PageNet into Arch and the related transactions on the same terms provided in the merger agreement.



     PageNet expects to file the prepackaged bankruptcy plan if less than 97.5% of the PageNet senior subordinated notes are tendered in the PageNet exchange offer but PageNet obtains sufficient consents to the prepackaged bankruptcy plan to satisfy the Bankruptcy Code. The Bankruptcy Code requires consents from the holders of at least 66 2/3% in amount of PageNet's senior subordinated notes that vote on the prepackaged bankruptcy plan, and that constitute at least a majority of all such voting noteholders.



     If the prepackaged bankruptcy plan is confirmed by the Bankruptcy Court, the terms of the plan will be binding upon all of PageNet's noteholders and stockholders regardless of whether any individual noteholder or stockholder consented to the prepackaged bankruptcy plan. Although the prepackaged bankruptcy plan provides for the treatment of PageNet's noteholders and stockholders on the same terms as provided in the merger agreement, it is possible that the Bankruptcy Court will refuse to confirm the plan on those terms. If a modified plan is approved, the treatment of the noteholders or stockholders could be different.



     As stated above, PageNet is soliciting consents to the prepackaged bankruptcy plan from its stockholders as well as its noteholders. The Bankruptcy Code requires consents from the holders of 66 2/3% of PageNet's outstanding shares that are voted with respect to the prepackaged plan. If the requisite number and amount of noteholders consent to the prepackaged bankruptcy plan but holders of 66 2/3% of the PageNet common stock that have voted with respect to the prepackaged bankruptcy plan do not consent, PageNet nonetheless expects to file under chapter 11 and seek to confirm the prepackaged bankruptcy plan over the dissent of the stockholders. In order to do so, PageNet will be required to demonstrate that none of its creditors, including the noteholders, will receive under the prepackaged bankruptcy plan property with a value greater than the amount owed to them by PageNet. If the prepackaged bankruptcy plan is not confirmed, PageNet would evaluate its strategic alternatives while under the protection of the Bankruptcy Court. These alternatives could include, but are not limited to, a stand-alone restructuring, transactions with other merger partners, or liquidation.



                       FEDERAL INCOME TAX CONSIDERATIONS



     We expect that, for federal tax purposes, an exchanging noteholder in the PageNet exchange offer will not recognize loss and will recognize gain, if any, in an amount equal to the lesser of:



     - the fair market value of the shares of Class B common stock of Vast received; and



     - the amount by which the fair market value of the Vast shares received plus the fair market value of the Arch common stock received exceeds the noteholder's tax basis in the notes surrendered.



In addition, amounts allocable to accrued but unpaid interest may be considered ordinary income, and gain or loss may be recognized with respect to cash paid instead of fractional Arch shares. See "Material Federal Income Tax Considerations."



     We also expect that, for federal income tax purposes, the merger will qualify as a tax-free transaction to PageNet and Arch stockholders except for cash received by PageNet stockholders instead of fractional shares of Arch common stock. We expect that the distribution of Class B common stock of Vast will be taxable to PageNet stockholders.



     Although this treatment is expected, there is a risk that the merger and exchange will not qualify as tax-free exchanges. See "Risk Factors -- Volatility of Arch and Vast stock prices could adversely affect tax consequences of the merger to PageNet stockholders and noteholders."

                      SUMMARY FINANCIAL AND OPERATING DATA


     The following summary historical financial and operating data for PageNet for each of the years in the five year period ended December 31, 1999 has been derived from PageNet's audited consolidated financial statements and notes. The following summary historical financial and operating data for Arch for each of the years in the five year period ended December 31, 1999 has been derived from Arch's audited consolidated financial statements and notes. The following unaudited pro forma condensed consolidated balance sheet data has been prepared to reflect the merger assuming it had occurred on December 31, 1999 and using the purchase method of accounting. Under the purchase method of accounting the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values at the time of the merger. Income of the combined company will not include income or loss of PageNet prior to the merger. The following summary pro forma statement of operations data gives effect to the merger and Arch's acquisition of MobileMedia Communications, Inc., which closed on June 3, 1999, as if such transactions had been consummated on January 1, 1999. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the MobileMedia acquisition and the merger had been consummated as of the dates mentioned above or of future operating results or financial position of the combined companies following both transactions. You should read the following consolidated financial information in conjunction with "PageNet Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Arch Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes of PageNet and Arch.



     Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by PageNet and Arch, does not reflect:



     - restructuring charges;



     - provision for asset impairment;



     - other non-operating income (expense)



     - extraordinary items; and



     - cumulative effect of changes in accounting principles.



Adjusted earnings before interest, taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless communications companies. Earnings before interest, income taxes, depreciation and amortization is commonly used by analysts and investors as a principal measure of financial performance in the wireless communications industry. Earnings before interest, income taxes, depreciation and amortization is also one of the primary financial measures used to calculate whether PageNet and Arch are in compliance with financial covenants under their debt agreements that restrict their operations.



     Earnings before interest, income taxes, depreciation and amortization is also one of the financial measures used by analysts to value PageNet and Arch. Therefore management believes that the presentation of adjusted earnings before interest, income taxes, depreciation and amortization provides relevant information to investors. Adjusted earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income as an indicator of operating performance or as an alternative to cash flows from operating activities as determined in accordance with generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness and limitations imposed by applicable law upon the payment of dividends or distributions, among other things. See "PageNet Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Arch Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Adjusted earnings before interest, income taxes, depreciation and amortization margin is calculated by dividing adjusted earnings before interest, income taxes, depreciation and amortization by total revenues less cost of products sold. Earnings before interest, income taxes, depreciation and amortization margin in a measure commonly used in the wireless communications industry to evaluate a company's earnings before interest, income taxes, depreciation and amortization relative to total revenues less cost of products sold as an indicator of the efficiency of a company's operating structure.

                                    PAGENET




                                                                       YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------------------
                                                      1995         1996         1997          1998          1999
                                                   ----------   ----------   -----------   -----------   ----------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND UNIT DATA)
STATEMENTS OF OPERATIONS DATA:
Services, rent and maintenance revenues..........  $  532,079   $  685,960   $   818,461   $   945,524   $  897,348
Product sales....................................     113,943      136,527       142,515       100,503       92,375
                                                   ----------   ----------   -----------   -----------   ----------
Total revenues...................................     646,022      822,487       960,976     1,046,027      989,723
Cost of products sold............................     (93,414)    (116,647)     (121,487)      (77,672)     (57,901)
                                                   ----------   ----------   -----------   -----------   ----------
                                                      552,608      705,840       839,489       968,355      931,822
Depreciation and amortization expense............     148,997      213,440       289,442       281,259      327,101
Provision for asset impairment...................          --       22,500        12,600            --       17,798
Restructuring charge.............................          --           --            --        74,000      (23,531)
Operating income (loss)..........................      52,134       20,897         7,508       (22,320)    (115,388)
Interest and other income (expense)..............     (96,335)    (125,217)     (148,911)     (139,689)    (146,168)
Loss before extraordinary item and cumulative
  effect of a change in accounting principle.....     (44,201)    (104,320)     (141,403)     (162,009)    (261,556)
Extraordinary loss...............................          --           --       (15,544)           --           --
Cumulative effect of a change in accounting
  principle......................................          --           --            --            --      (37,446)
Net loss.........................................     (44,201)    (104,320)     (156,947)     (162,009)    (299,002)
Per common share data (basic and diluted):
  Loss before extraordinary item and cumulative
    effect of a change in accounting principle...  $    (0.43)  $    (1.02)  $     (1.38)  $     (1.57)  $    (2.52)
  Extraordinary loss.............................          --           --         (0.15)           --           --
  Cumulative effect of a change in accounting
    principle....................................          --           --            --            --        (0.36)
                                                   ----------   ----------   -----------   -----------   ----------
  Net loss per share.............................  $    (0.43)  $    (1.02)  $     (1.53)  $     (1.57)  $    (2.88)
                                                   ==========   ==========   ===========   ===========   ==========
OTHER OPERATING DATA:
Capital expenditures.............................  $  312,289   $  437,388   $   328,365   $   268,183   $  234,926
Cash flows provided by operating activities......     160,629      110,382       150,503       248,101       77,866
Cash flows used in investing activities..........    (589,387)    (601,122)     (459,929)     (285,586)    (237,319)
Cash flows provided by financing activities......     624,489      296,335       308,573        37,638      188,520
Adjusted earnings before interest, income taxes,
  depreciation and amortization..................  $  201,131   $  256,837   $   309,550   $   332,939   $  205,980
Adjusted earnings before interest, income taxes,
  depreciation and amortization margin...........        36.4%        36.4%         36.9%         34.4%        22.1%
Units in service at end of period................   6,738,000    8,588,000    10,344,000    10,110,000    8,991,000



                                                                  AS OF
                                                               DECEMBER 31,
                                                                   1999
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets..............................................    $  130,930
Total assets................................................     1,422,560
Long-term debt in default...................................     1,945,000
Long-term obligations, less current maturities..............        58,127
Total shareowners' deficit..................................      (789,839)

     The following table reconciles net loss to the presentation of PageNet's adjusted earnings before interest, income taxes, depreciation and amortization:



                                                                         YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------------
                                                          1995        1996        1997        1998        1999
                                                        ---------   ---------   ---------   ---------   ---------
                                                                             (IN THOUSANDS)
Net loss..............................................  $ (44,201)  $(104,320)  $(156,947)  $(162,009)  $(299,002)
Interest expense......................................    102,846     128,014     151,380     143,762     150,921
Interest income.......................................     (6,511)     (3,679)     (3,689)     (2,070)     (3,902)
Depreciation and amortization expense.................    148,997     213,440     289,442     281,259     327,101
Other non-operating (income) expense..................         --         882       1,220      (2,003)       (851)
Provision for asset impairment........................         --      22,500      12,600          --      17,798
Restructuring charge..................................         --          --          --      74,000     (23,531)
Extraordinary loss....................................         --          --      15,544          --          --
Cumulative effect of a change in accounting
  principle...........................................         --          --          --          --      37,446
                                                        ---------   ---------   ---------   ---------   ---------
Adjusted earnings before interest, income taxes,
  depreciation and amortization.......................  $ 201,131   $ 256,837   $ 309,550   $ 332,939   $ 205,980
                                                        =========   =========   =========   =========   =========

                                      ARCH


                                                                               YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                                                                                       PRO FORMA
                                                        1995         1996         1997         1998         1999         1999
                                                     ----------   ----------   ----------   ----------   ----------   -----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND UNIT AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
Service, rental and maintenance revenue............  $  138,466   $  291,399   $  351,944   $  371,154   $  591,389   $ 1,651,502
Product sales......................................      24,132       39,971       44,897       42,481       50,435       152,017
                                                     ----------   ----------   ----------   ----------   ----------   -----------
Total revenues.....................................     162,598      331,370      396,841      413,635      641,824     1,803,519
Cost of products sold..............................     (20,789)     (27,469)     (29,158)     (29,953)     (34,954)     (111,034)
                                                     ----------   ----------   ----------   ----------   ----------   -----------
                                                        141,809      303,901      367,683      383,682      606,870     1,692,485
Depreciation and amortization expense..............      60,205      191,871      232,347      221,316      309,434       653,707
Operating income (loss)............................     (13,019)     (86,070)    (102,015)     (94,429)     (97,739)     (186,832)
Interest and other income (expense)................     (26,499)     (77,895)    (101,031)    (109,902)    (191,449)     (212,833)
Net income (loss)..................................     (36,602)    (114,662)    (181,874)    (206,051)    (285,586)     (399,874)
Basic/diluted loss per common share before
 extraordinary item and accounting change..........  $    (7.79)  $   (16.59)  $   (26.31)  $   (29.34)  $    (9.21)  $     (2.35)
Extraordinary item per basic/diluted common
 share.............................................       (0.37)       (0.27)          --        (0.25)        0.22            --
Cumulative effect of accounting change per
 basic/diluted common share........................          --           --           --           --        (0.11)           --
                                                     ----------   ----------   ----------   ----------   ----------   -----------
Basic/diluted net loss per common share............  $    (8.16)  $   (16.86)  $   (26.31)  $   (29.59)  $    (9.10)  $     (2.35)
                                                     ----------   ----------   ----------   ----------   ----------   -----------
OTHER OPERATING DATA:
Capital expenditures, excluding acquisitions.......  $   60,468   $  165,206   $  102,769   $  113,184   $  113,651   $   354,808
Cash flows provided by operating activities........      14,749       37,802       63,590       83,380       99,536       324,832
Cash flows provided by investing activities........    (192,549)    (490,626)    (102,769)     (82,868)    (627,166)     (420,044)
Cash flows provided by (used in) financing
 activities........................................     179,092      452,678       39,010       (2,207)     529,158      (340,638)
Adjusted earnings before interest, income taxes,
 depreciation and amortization.....................  $   47,186   $  105,801   $  130,332   $  141,587   $  209,495   $   473,880
Adjusted earnings before interest, income taxes,
 depreciation and amortization margin..............          33%          35%          35%          37%          35%           28%
Units in service at end of period..................   2,006,000    3,295,000    3,890,000    4,276,000    6,949,000    15,500,000



                                                                       AS OF
                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                                ACTUAL     PRO FORMA
                                                              ----------   ----------
BALANCE SHEET DATA:
Current assets..............................................  $   85,803   $  205,797
Total assets................................................   1,353,045    2,931,865
Long-term debt, less current maturities.....................   1,322,508    1,776,718
Stockholders' equity (deficit)..............................    (217,559)     714,451



     The following table reconciles net loss to the presentation of Arch's adjusted earnings before interest, income taxes, depreciation and amortization:



                                                                       YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------
                                                                                                            PRO FORMA
                                                   1995       1996        1997        1998        1999        1999
                                                 --------   ---------   ---------   ---------   ---------   ---------
                                                                        (DOLLARS IN THOUSANDS)
Net loss.......................................  $(36,602)  $(114,662)  $(181,874)  $(206,051)  $(285,586)  $(399,874)
Interest and other income (expense)............    26,499      77,895     101,031     109,902     191,449     212,833
Income tax (benefit) provision.................    (4,600)    (51,207)    (21,172)         --          --         209
Depreciation and amortization..................    60,205     191,871     232,347     221,316     309,434     653,707
Provision for asset impairment.................        --          --          --          --          --      17,798
Restructuring and bankruptcy
  expenses.....................................        --          --          --      14,700      (2,200)    (10,793)
Extraordinary item.............................     1,684       1,904          --       1,720      (6,963)         --
Cumulative effect on accounting charge.........        --          --          --          --       3,361          --
                                                 --------   ---------   ---------   ---------   ---------   ---------
Adjusted earnings before interest, income
  taxes, depreciation and amortization.........  $ 47,186   $ 105,801   $ 130,332   $ 141,587   $ 209,495   $ 473,880
                                                 ========   =========   =========   =========   =========   =========

                                 CAPITALIZATION


     The PageNet and Arch exchange offers and the merger of PageNet and Arch will reduce overall debt by approximately $1.6 billion and increase stockholders equity by approximately $1.5 billion. The following table sets forth: (1) the capitalization of PageNet and Arch at December 31, 1999; (2) the capitalization of PageNet as adjusted to give effect to the PageNet exchange offer, assuming that 100% of the PageNet senior subordinated notes are exchanged, and the distribution of Vast; and (3) the capitalization of Arch as adjusted to give effect to the consummation of the Arch exchange offer and merger, assuming 100% of the currently outstanding Arch discount notes are exchanged, the repurchase of $157.4 million accreted value of discount notes by Arch during February and March 2000 in exchange for Arch common stock, and the repurchase of $91.1 million accreted value of discount notes that were under binding agreement at March 31, 2000. You should read this table together with the other financial information appearing elsewhere in this prospectus.



                                                                    HISTORICAL                AS ADJUSTED
                                                              -----------------------   -----------------------
                                                               PAGENET        ARCH       PAGENET      ARCH(1)
                                                              ----------   ----------   ----------   ----------
ARCH CURRENT MATURITIES OF LONG-TERM DEBT...................  $       --   $    8,060   $       --   $    8,060
                                                              ----------   ----------   ----------   ----------
PAGENET LONG-TERM DEBT IN DEFAULT:
  Credit agreement..........................................     745,000           --      745,000           --
  8.875% Senior Subordinated notes due February 1, 2006.....     300,000           --           --           --
  10.125% Senior Subordinated notes due August 1, 2007......     400,000           --           --           --
  10% Senior Subordinated notes due October 15, 2008........     500,000           --           --           --
                                                              ----------   ----------   ----------   ----------
                                                               1,945,000           --      745,000           --
                                                              ----------   ----------   ----------   ----------
PAGENET OTHER LONG-TERM OBLIGATIONS.........................      58,127           --       58,127           --
ARCH LONG-TERM DEBT, LESS CURRENT MATURITIES:
  Senior bank debt..........................................          --      430,880           --    1,220,880
  10 7/8% senior discount notes due in 2008.................          --      393,917           --           --
  6 3/4% convertible subordinated debentures due 2003.......          --        4,459           --        4,459
  12 3/4% senior notes due 2007.............................          --      127,887           --      127,887
  13 3/4% senior notes due 2008.............................          --      140,365           --      140,365
  9 1/2% senior notes due 2004..............................          --      125,000           --      125,000
  14% senior notes due 2004.................................          --      100,000           --      100,000
  Other.....................................................          --           --           --       58,127
                                                              ----------   ----------   ----------   ----------
    Total long-term debt (including long-term debt in
      default), less current maturities.....................   2,003,127    1,322,508      803,127    1,776,718
                                                              ----------   ----------   ----------   ----------
PAGENET STOCKOWNERS' EQUITY:
Preferred stock -- $.01 par value, authorized 25,000,000
  shares, no shares issued or outstanding...................
Common stock -- $.01 par value, authorized 250,000,000
  shares (0 as adjusted), issued and outstanding 103,960,240
  shares (720,340,997 as adjusted)..........................       1,040           --        7,208           --
Additional paid-in capital..................................     134,161           --      675,560           --
Accumulated other comprehensive income......................         745                       745           --
Accumulated deficit.........................................    (925,785)          --     (265,378)          --
ARCH STOCKHOLDERS' EQUITY:
Preferred stock -- $.01 par value, authorized 10,000,000
  shares, issued and outstanding 250,000 shares ($27,618
  aggregate liquidation preference).........................          --            3           --            3
Common stock and Class B common stock -- $.01 par value,
  authorized 75,000,000 shares (225,000,000 as adjusted),
  issued and outstanding 51,231,664 shares (170,766,285 as
  adjusted).................................................          --          512           --        1,706
Additional paid-in capital..................................          --      661,413           --    1,459,515
Accumulated deficit.........................................          --     (879,487)          --     (746,773)
                                                              ----------   ----------   ----------   ----------
    Total shareholders' equity..............................    (789,839)    (217,559)     418,135      714,451
                                                              ----------   ----------   ----------   ----------
    Total capitalization....................................  $1,213,288   $1,113,009   $1,221,262   $2,499,229
                                                              ==========   ==========   ==========   ==========


---------------

(1) If 1% of the outstanding Arch discount notes are exchanged, total long-term debt, less current maturities would be $1.9 billion, total stockholders' equity would be $557.5 million and total capitalization would be $2.5 billion.

                      STOCK OWNERSHIP IN COMBINED COMPANY



     The following table sets forth the expected beneficial ownership of Arch common stock following the merger and the PageNet and Arch exchange offers, assuming the conversion of all convertible preferred stock of Arch into common stock:



                                                               PERCENTAGE OWNERSHIP OF
                                                                  ARCH COMMON STOCK
                                                                     OUTSTANDING
                                                              --------------------------
                                                              MAY 10, 2000   AS ADJUSTED
                                                              ------------   -----------
Arch stockholders...........................................     100.0%          42.4%
Arch discount noteholders...................................        --            6.5
PageNet stockholders........................................        --            7.4
PageNet senior subordinated noteholders.....................        --           43.7
                                                                 -----          -----
                                                                 100.0%         100.0%
                                                                 =====          =====



Arch stockholders include current noteholders and former noteholders who have exchanged their notes for common or preferred stock. This table assumes that all of Arch's discount notes and all of PageNet's senior subordinated notes are exchanged for common stock prior to the merger. The actual capitalization of Arch upon closing of the merger may vary from the foregoing table.


                       NOTEHOLDER AND STOCKHOLDER ACTIONS


PROCEDURE FOR TENDERING SENIOR SUBORDINATED NOTES AND DELIVERY OF CONSENTS



     Each holder of senior subordinated notes will receive a letter of transmittal and other materials and instructions for tendering its notes. Noteholders holding more than one series of senior subordinated notes will receive additional materials in order to tender their respective other series of notes. Such letter of transmittal and other materials will be distinguished by color as follows:



     - 8.875% senior subordinated notes due 2006 in blue;



     - 10.125% senior subordinated notes due 2007 in green; and



     - 10% senior subordinated notes due 2008 in yellow.



     Holders who tender senior subordinated notes in the exchange offer in accordance with the procedures described below will be deemed to have delivered a consent to the proposed amendments to the respective indentures.



     A registered holder of senior subordinated notes can tender senior subordinated notes by:



     - delivering a properly completed and duly executed letter of transmittal or manually-signed facsimile thereof, or an agent's message in connection with a book-entry transfer and any other documents required by the letter of transmittal, to the exchange agent at the address set forth on the back cover page of this document; and



     - either delivering certificates representing the senior subordinated notes to the exchange agent or complying with the book-entry transfer procedures described under "The Exchange Offer -- Book-Entry Transfers,"



    on or prior to the expiration date. A registered holder who cannot comply with these procedures on a timely basis or whose senior subordinated notes are not immediately available may tender senior subordinated notes pursuant to the guaranteed delivery procedures described under "The Exchange Offer -- Guaranteed Delivery Procedures."



     If the certificates for senior subordinated notes are registered in the name of a person other than the signer of a letter of transmittal, then, in order to tender such notes pursuant to the exchange offer, the certificates representing such senior subordinated notes must be endorsed or accompanied by appropriate bond powers, signed exactly as the name or names of such holder or holders appear on the certificates, with the signatures on the certificates or bond powers guaranteed. In the event such procedures are followed by a beneficial owner tendering senior subordinated notes, the registered holder or holders of such senior subordinated notes must sign a valid consent pursuant to the letter of transmittal, because senior subordinated notes may not be tendered without also consenting to the proposed amendments to the indenture, and only holders are entitled to deliver consents.



     Any beneficial owner whose senior subordinated notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominees, or held through a book-entry transfer facility, and who wishes to tender its senior subordinated notes and deliver a consent to the proposed amendments should contact such registered holder promptly and instruct such registered holder to tender its senior subordinated notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such senior subordinated notes himself or herself, such beneficial owner must either make appropriate arrangements to register ownership of the notes in such beneficial owner's name prior to completing and executing the letter of transmittal (and, where applicable, delivering such notes,) or follow the procedures described in the immediately preceding paragraph.



     To effectively tender senior subordinated notes that are held through The Depository Trust Company, participants in The Depository Trust Company should transmit their acceptance through The Depository Trust Company's Automated Tender Offer Program, for which the transaction will be eligible, and The Depository Trust Company will then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. Delivery of tendered senior subordinated notes held through The Depository Trust Company must be made to the exchange agent pursuant to the book-entry delivery procedures or the tendering Depository Trust Company participant must comply with the guaranteed delivery procedures.



VOTING PROCEDURES WITH RESPECT TO THE PREPACKAGED BANKRUPTCY PLAN



     PageNet prepared the prepackaged bankruptcy plan as an alternative means to implement the recapitalization and merger if less than 97.5% of PageNet's senior subordinated notes are tendered in the exchange offer. THE VALID TENDER OF SENIOR SUBORDINATED NOTES PURSUANT TO THE EXCHANGE OFFER DOES NOT CONSTITUTE A VOTE TO ACCEPT THE PREPACKAGED BANKRUPTCY PLAN. For a description of the procedures for tendering senior subordinated notes and delivery of consents with respect to the exchange offer see "The Exchange Offer -- Procedures for Tendering Senior Subordinated Notes and Delivery of Consents."



     For the prepackaged bankruptcy plan to be approved by the bankruptcy court, the Bankruptcy Code requires, among other things, that it be accepted by holders of two-thirds in amount of, and more than one-half in number of, PageNet's outstanding senior subordinated notes that are voted in connection with the prepackaged bankruptcy plan, and by holders of two-thirds of the outstanding shares of PageNet common stock that are voted in connection with the prepackaged bankruptcy plan. Because only votes cast for or against the prepackaged bankruptcy plan are counted, a failure to vote will not be counted, and it is therefore possible that PageNet may obtain the necessary acceptances of the prepackaged bankruptcy plan by the votes of substantially less than two-thirds in amount of and one-half in number of the aggregate outstanding senior subordinated notes and substantially less than two-thirds of the aggregate outstanding PageNet common stock.

  Noteholder procedures for voting to accept or to reject the prepackaged bankruptcy plan



     IT IS IMPORTANT THAT EACH HOLDER OF A SENIOR SUBORDINATED NOTE EXERCISE ITS RIGHT TO VOTE TO ACCEPT OR TO REJECT PAGENET'S PREPACKAGED BANKRUPTCY PLAN. TO VOTE TO ACCEPT OR REJECT PAGENET'S PREPACKAGED BANKRUPTCY PLAN EACH NOTEHOLDER MUST EXECUTE AND DELIVER A BALLOT.



     As a PageNet noteholder you will receive from your broker, bank, proxy intermediary or other nominee, together with this prospectus, a ballot and related materials and instructions to be used by you to vote to accept or to reject the prepackaged bankruptcy plan. You will receive a separate ballot and related voting materials and instructions for each series of PageNet senior subordinated notes that you own. These ballots and related materials will be distinguished by color as follows:



     - 8.875% senior subordinated notes due 2006 in blue;



     - 10.125% senior subordinated notes due 2007 in green; and



     - 10% senior subordinated notes due 2008 in yellow.



     To vote for or against the prepackaged bankruptcy plan each senior subordinated noteholder must complete the enclosed ballot and deliver it to your broker, bank, proxy intermediary or other nominee, or to the information agent,
as indicated on the enclosed return envelope, before the        , 2000 voting
deadline. If you have been instructed to return your ballot to your bank, broker, proxy intermediary or other nominee, or to their agent, you must return your ballot to them in sufficient time for them to process it and return it to the information agent before the voting deadline. For purposes of voting to accept or reject the prepackaged bankruptcy plan, the beneficial owners of the senior subordinated notes will be deemed to be the "holders" of the claims represented by such senior subordinated notes. Any senior subordinated note claim that is voted by a beneficial owner must be voted in its entirety either to accept or reject the prepackaged bankruptcy plan and may not be split by the beneficial owner. For a detailed description of voting procedures applicable to the prepackaged bankruptcy plan, see "The Prepackaged Bankruptcy Plan -- Voting Instructions and Procedures" and the enclosed ballot.



  Stockholder procedures for voting to accept or to reject the prepackaged bankruptcy plan



     SINCE PAGENET MAY SEEK TO IMPLEMENT THE RECAPITALIZATION AND MERGER BY FILING A CHAPTER 11 CASE AND CONFIRMING THE PREPACKAGED BANKRUPTCY PLAN IT IS IMPORTANT THAT EACH PAGENET STOCKHOLDER EXERCISE ITS RIGHT TO VOTE TO ACCEPT OR REJECT PAGENET'S PREPACKAGED BANKRUPTCY PLAN. TO VOTE TO ACCEPT OR REJECT PAGENET'S PREPACKAGED BANKRUPTCY PLAN EACH STOCKHOLDER MUST EXECUTE AND DELIVER A BALLOT.



     As a PageNet stockholder, if you are the record and beneficial owner of your PageNet shares, you will receive from the information agent, together with this prospectus, a ballot and related voting materials and instructions to be used by you to vote to accept or to reject the prepackaged bankruptcy plan. If you hold your PageNet stock through a broker, bank, proxy intermediary or other nominee, you will receive this prospectus and your ballot and related voting materials and instructions from your broker, bank, proxy intermediary or other nominee.



     To vote for or against the prepackaged bankruptcy plan each PageNet stockholder must complete the enclosed ballot and deliver it to your bank, broker, proxy intermediary or other nominee, or to the information agent, as
provided in the enclosed return envelope, before the        , 2000 voting
deadline. If you have been instructed to return your ballot to your broker, bank, proxy intermediary or other nominee, or to their agent, you must return your ballot to them in sufficient time for them to process it and return it to the information agent before the voting deadline. For purposes of voting to accept or reject the prepackaged bankruptcy plan, the beneficial holders of PageNet common stock will be deemed to be the "holders" of the interests represented by such common stock. Any stockholder interest that is voted by a beneficial owner must be voted in its entirety either to accept or reject the prepackaged bankruptcy plan and may not be split by a beneficial owner. For a detailed description of voting procedures applicable to the prepackaged bankruptcy plan, see "The Prepackaged Bankruptcy Plan -- Voting Instructions and Procedures" and the enclosed ballot.

                                  RISK FACTORS


RISKS RELATED TO EXCHANGING SENIOR SUBORDINATED NOTES FOR COMMON STOCK



  PageNet noteholders will lose all of their contractual rights and will be more vulnerable if future adverse developments in Arch's business occur



     PageNet noteholders who exchange their notes and ultimately receive Arch common stock will lose the senior position and the specific rights that they had as holders of PageNet debt securities. As holders of Arch common stock, the PageNet noteholders will suffer more from future adverse developments relating to the combined company's financial condition or results of operations than they would as holders of debt securities.


  The exchange ratio used in the exchange offer may prove to be unfavorable to PageNet noteholders


     The exchange ratio for senior subordinated notes used in the exchange offer was determined by PageNet, after consultation with its financial advisor, Houlihan Lokey Howard & Zukin Capital, on the basis that PageNet should use an exchange ratio reasonably expected to result in acceptance by the required number of noteholders. No negotiation took place between PageNet and any of the holders of senior subordinated notes. The exchange ratio is not necessarily related to trading prices for PageNet's or Arch's common stock or other recognized criteria of value for common stock such as assets, net worth or results of operations, or to trading prices for the notes or the principal amount of the notes. The market value of the shares of Arch common stock ultimately issued in the merger may fall below their current market value and below the valuation that may be implied for them by the exchange ratio. Prices may fall during the period between the time PageNet noteholders tender notes and the time PageNet noteholders take delivery of the Arch common stock. Prices may also fall at any time afterwards.



  Trading prices of Arch's common stock may continue to be volatile



     The market price of Arch's common stock has fluctuated substantially since 1998. Between January 1, 1998 and May 10, 2000, the reported sale price of Arch's common stock on the Nasdaq National Market System ranged from a high of $20.8125 per share in April 1998 to a low of $2.0625 per share in October 1998. On May 10, 2000, the closing price of Arch's common stock was $6.0625 per share. The trading price of Arch common stock following the closing of the exchange offers and the merger will be affected by many factors. These include the risk factors described in this prospectus, as well as prevailing economic and financial trends and conditions in the public securities markets. Share prices of wireless communications companies such as Arch have exhibited a high degree of volatility during recent periods. Shortfalls in revenues or in earnings before interest, income taxes, depreciation and amortization from the levels anticipated by the public markets could have an immediate and significant adverse effect on the trading price of Arch's common stock in any given period. Shortfalls may result from events that are beyond Arch's control and can be unpredictable. The trading price of Arch's shares may also be affected by developments which may not have any direct relationship with Arch's business or long-term prospects. These include reported financial results and fluctuations in the trading prices of the shares of other publicly held companies in the wireless communications industry.



  Approximately 31.7 million shares of Arch's common stock may be issued in the future. This could cause the market price of Arch common stock to drop significantly, even if Arch's business is doing well



     On May 10, 2000, 66.4 million shares of Arch common stock and Arch Class B common stock were issued and outstanding. In addition, 28.1 million shares of Arch common stock were issuable upon conversion of convertible securities and exercise of warrants and stock options, including PageNet options to be assumed by Arch and 3.6 million shares of Arch common stock were issuable in a transaction that has not yet closed. Arch's issuance of these shares will substantially dilute the proportionate equity interests of the holders of Arch common stock. Having these shares available for resale in the public securities markets, and particularly the perception that substantial numbers of shares might be resold, could depress prevailing market prices of Arch common stock.

  Arch's charter provisions may impede takeovers of Arch that might benefit Arch stockholders



     Arch's certificate of incorporation and bylaws provide for:



     - a board of directors divided into three classes which are elected for three-year terms;



     - the issuance of "blank check" preferred stock whose terms may be fixed by Arch's board of directors without further stockholder approval;



     - a prohibition on stockholder action by written consent in lieu of a meeting; and



     - procedural requirements governing stockholder meetings.



     Arch also has a stockholders rights plan. In addition, Section 203 of the Delaware corporations statute will, with some exceptions, prohibit Arch from engaging in any business combination with any "interested stockholder" for a three-year period after such stockholder becomes an interested stockholder. These provisions may have the effect of delaying, making more difficult or preventing a change in control or acquisition of Arch even though a transaction like that might be beneficial to Arch's stockholders.



  If a PageNet noteholder does not tender its notes, the notes that it retains will have substantially fewer rights than they currently have and may leave the noteholder unprotected in the future.



     We are soliciting the approval of the holders of senior subordinated notes to amendments that include the elimination of substantially all rights of the notes other than the right to receive payments of principal and interest. Approval of these amendments is a condition to the merger and the exchange offer. If PageNet noteholders decide not to tender all or some of their notes, the notes that they retain will no longer have any of these additional rights if the merger and the exchange offer are completed. Their position as noteholders may suffer if any developments occur which these additional rights were designed to protect them against, such as distributions to stockholders or unfavorable business combinations.


RISKS RELATED TO THE MERGER


  Challenges involved in integrating Arch and PageNet may strain Arch's capacities and may prevent the combined company from achieving intended synergies



     Arch may not be able to successfully integrate PageNet's operations. The combination of the two companies will require, among other things, coordination of administrative, sales and marketing, customer billing and services distribution and accounting and finance functions and expansion of information and management systems. The difficulties of such integration will initially be increased by the need to coordinate geographically separate organizations and to integrate personnel with disparate business backgrounds and corporate cultures and by the fact that PageNet has suspended a significant restructuring of its own operations. The fact that Arch is still engaged in the process of integrating the operations of MobileMedia Communications Inc., a paging and wireless messaging company it acquired in June 1999, into those of Arch will increase the difficulty of integrating PageNet's operations.



     The integration process could cause the disruption of the activities of the two businesses that are being combined. Arch may not be able to retain key employees of PageNet. The process of integrating the businesses of Arch and PageNet may require a disproportionate amount of time and attention of Arch's management and financial and other resources of Arch. Even if integrated in a timely manner, there is no assurance that Arch will operate smoothly or that it will fulfill management's objective of achieving cost reductions and synergies. Until integration is complete, PageNet's business will continue to operate with some autonomy. This degree of autonomy may blunt the implementation of Arch's operating strategy.



  PageNet's operations may be disrupted by a bankruptcy filing



     Some customers and potential customers and vendors may be reluctant to do business with PageNet if it commences a chapter 11 proceeding. Any significant loss of customers or vendors, or other deterioration in PageNet's business could adversely effect PageNet's revenues and operations, which, in turn, would adversely impact Arch if the merger is consummated through a chapter 11 proceeding.



  Costs of the merger may exceed the levels that Arch and PageNet anticipate



     Arch estimates that it will incur direct transaction and closing costs of approximately $45.0 million associated with the merger and related transactions. This amount is a preliminary estimate and is therefore subject to change. It is quite possible that Arch will incur significant additional unforeseen costs in connection with the merger which will impose an added burden on the combined company.



  The combined company may not achieve the level of cash flow that management projects



     The managements of PageNet and Arch have jointly prepared the combined company financial projections contained in Annex E to this prospectus because they are required for the filing under chapter 11 that PageNet may make in order to implement the merger. These projections assume that the merger and related transactions will be implemented in accordance with their current terms and present the projected effects of the prepackaged bankruptcy plan on future operations if the exchange offers and merger are consummated. The assumptions and estimates underlying the projections are inherently uncertain and are subject to significant business, economic and competitive risks and uncertainties. Accordingly, future financial condition and results of operations of the combined company following the merger may vary significantly from those set forth in the projections. Consequently, the projections should not be regarded as a representation by PageNet, Arch, their advisors or any other person that the projections will be achieved. See "Forward-Looking Statements." If the projected results are not achieved, Arch's operating losses may be larger and the trading price of Arch's common stock may suffer.



  Pro forma assumptions about results of the exchange offers and trading prices may prove to be too optimistic



     For purposes of presenting the projections and the pro forma condensed consolidated financial statements included in this prospectus, Arch and PageNet have assumed that 100% of Arch discount notes and 100% of PageNet senior subordinated notes will be tendered and accepted in the exchange offer. However, the tender of the Arch notes is not a condition to the merger and the merger may still take place if a smaller amount of PageNet notes are tendered. If some of the notes remain outstanding, Arch will be more leveraged than is indicated in the projections and pro forma financial statements. In addition, the pro forma financial statements value PageNet's assets based on a trading value of $6.02 per share, which was the average closing price of Arch common stock for the four trading days prior to and the four trading days following the announcement of the merger. Trading prices for common stock fluctuate, and no prediction can be made as to what prices will prevail before or after the merger takes place. On May 10, 2000, the closing market price of Arch's common stock was $6.0625. See "Unaudited Pro Forma Condensed Consolidated Financial Statements." If trading prices after the merger are less than $6.02 per share, the recorded value of Arch's assets will not be modified, and their recorded value will be greater than their value would be if that value were to be based on trading prices after the merger.



  Amortization charges from the PageNet merger and Arch's earlier acquisition of MobileMedia may reduce Arch's earnings sooner than management expects



     Under purchase accounting treatment for the PageNet merger and the acquisition of MobileMedia in 1999, Arch must record a substantial amount of goodwill and other intangible assets. This will result in substantial amortization charges to the consolidated income of Arch over the useful lives of those assets. Arch estimates the amount of those charges will total approximately $54.4 million per year for ten years. However, actual charges in the early years could be greater, and could adversely affect reported results of operations more than is currently anticipated, if the underlying assets are impaired or if the useful lives of the assets are less than currently estimated.

  Volatility of Arch and Vast stock prices could adversely affect tax consequences of the merger to PageNet stockholders and noteholders



     As described above, stock prices of both Arch and Vast may be subject to high volatility. Tax counsels' opinions that the merger will constitute a tax-free reorganization are conditioned on the accuracy of representations from PageNet and Arch that the value of the Arch common stock to be issued in the merger will represent more than half of the value of all consideration to be received in the transaction, considering the following factors:



     - the value of the Class B common stock of Vast;



     - cash paid to dissenters with respect to perfected appraisal rights;



     - cash paid instead of fractional shares; and



     - any other property received in connection with the merger.



     If Arch common stock is materially less than 50 percent in value of the total consideration, based on actual trading values on the closing date of the merger, it is possible that the merger would be fully taxable to PageNet stockholders and noteholders. Also, if values of Arch or Vast are higher than expected, tax obligations of Arch and PageNet could be materially greater. See "Material Federal Income Tax Considerations".



  The merger will probably eliminate corporate tax benefits that Arch might otherwise utilize in the future



     It is anticipated that the merger and the PageNet and Arch exchange offers will result in the elimination of substantially all of the tax benefit of net operating loss carryforwards and certain other tax attributes available to PageNet and Arch, and also will result in some out-of-pocket tax liability. See "Material Federal Income Tax Considerations." If Arch generates any taxable income in the future, the net operating loss carryforwards will no longer be available to shelter it.



  The merger may not take place. If it does not take place, PageNet will incur substantial costs and its investors will not enjoy the anticipated benefits of the merger



     The merger will not take place unless many conditions are satisfied or waived. These conditions include stockholder and noteholder approvals, governmental approvals and the availability of senior credit facilities. See "The Merger Agreement -- Conditions to Obligations to Effect the Merger." Moreover, PageNet may be required to file a prepackaged bankruptcy plan to implement the merger. There can be no assurance that the prepackaged bankruptcy plan would be approved by the bankruptcy court if filed. If the merger does not take place, the contemplated benefits of the merger will not be realized, and PageNet noteholders and stockholders will retain their interest as senior subordinated noteholders or stockholders in a company which will not enjoy the anticipated benefits of the merger despite incurring substantial transaction costs. If the merger does not take place for certain specified reasons and Arch decides to terminate the merger agreement, PageNet may be required to pay a $40 million termination fee to Arch. See "The Merger Agreement -- Termination Fee." In addition, if the merger is not consummated, PageNet will have to pursue other alternatives which could include liquidation of PageNet under chapter 7 or chapter 11 of the Bankruptcy Code or confirmation of an alternative plan of reorganization under chapter 11 of the Bankruptcy Code. The recovery to noteholders and stockholders under such alternative scenarios cannot be predicted.

RISKS RELATED TO ARCH'S BUSINESS



  Continued net losses are likely and Arch cannot predict whether it will ever be profitable



     PageNet and Arch have reported net losses in the past. Arch expects that the combined company will continue to report net losses and cannot give any assurance about when, if ever, it is likely to attain profitability.



     PageNet and Arch have reported net losses in all of the periods shown in the table below:



                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1997       1998       1999
                                                        -------    -------    -------
                                                            (DOLLARS IN MILLIONS)
Net income (loss):
  PageNet...........................................    $(156.9)   $(162.0)   $(299.0)
  Arch..............................................    $(181.9)   $(206.1)   $(285.6)



     These historical net losses have resulted principally from substantial depreciation and amortization expense, primarily related to intangible assets and messaging device depreciation, interest expense, the impairment of long-lived assets, and other costs of growth and, in the case of PageNet, significant restructuring costs.



     Many of the factors that will determine whether or not Arch attains profitability are inherently difficult to predict. These include competition, subscriber turnover, new service developments and technological change, both before and after the merger.



  Arch's revenues and operating results may fluctuate, leading to fluctuations in trading prices and possible liquidity problems



     Arch believes that future fluctuations in its revenues and operating results may occur due to many factors. Arch's current and planned expenses and debt repayment levels are, to a large extent, fixed in the short term, and are based in part on its expectations as to future revenues and cash flow growth. Arch may be unable to adjust spending in a timely manner to compensate for any revenue or cash flow shortfall. It is possible that, due to future fluctuations, Arch's revenue, cash flow or operating results may not meet the expectations of securities analysts or investors. This may have a material adverse effect on the price of Arch's common stock. If shortfalls were to cause Arch not to meet the financial covenants contained in its debt instruments, the debtholders could declare a default and seek immediate repayment.

  Arch's leverage may continue to burden its operations



     Arch has been highly leveraged, and will remain leveraged to a substantial degree following the merger. The following table compares the total debt, total assets and latest three-month annualized adjusted earnings before interest, income taxes, depreciation and amortization of PageNet and Arch as of December 31, 1999 and the pro forma total debt, total assets and adjusted earnings before interest, income taxes, depreciation and amortization of the combined company as of December 31, 1999, assuming the exchange of all PageNet senior subordinated notes.



                                                                           PRO           PRO
                                                                          FORMA         FORMA
                                                                         COMBINED      COMBINED
                                                PAGENET       ARCH      COMPANY(1)    COMPANY(2)
                                                --------    --------    ----------    ----------
                                                             (DOLLARS IN MILLIONS)
Total debt....................................  $2,003.1    $1,330.6     $1,928.8      $1,784.8
Total assets..................................  $1,422.6    $1,353.0     $2,931.9      $2,931.9
Cash flows from operating activities..........  $   77.9    $   99.5     $  324.8      $  324.8
Cash flows from investing activities..........  $ (237.3)   $ (627.2)    $ (420.0)     $ (420.0)
Cash flows from financing activities..........  $  188.5    $  529.2     $ (340.6)     $ (340.6)
Adjusted earnings before interest, income
  taxes, depreciation and amortization........  $  206.0    $  209.5     $  473.9      $  473.9


---------------

(1) Assumes exchange of 1% of Arch's currently outstanding discount notes for Arch common stock, as well as notes which have been exchanged in negotiated transactions since December 31, 1999.



(2) Assumes exchange of all of Arch's discount notes for Arch common stock.



     Adjusted earnings before interest, income taxes, depreciation and amortization is not a measure defined in generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by PageNet and Arch, may not necessarily be comparable to similarly titled data of other wireless messaging companies.



     Leverage may have the following adverse consequences for Arch:


     - This leverage may impair Arch's ability to obtain additional financing necessary for acquisitions, working capital, capital expenditures or other purposes on acceptable terms, if at all.

     - A substantial portion of Arch's cash flow will be required to pay interest expense; this will reduce the funds which would otherwise be available for operations and future business opportunities.

     - Arch's credit facilities and indentures contain financial and restrictive covenants; the failure to comply with these covenants may result in an event of default which could have a material adverse effect on Arch if not cured or waived.


     - Any degree of leverage will make Arch more vulnerable to a downturn in its business or the economy generally than if it were not as leveraged.



Arch may not be able to reduce its financial leverage as it intends, and may not be able to achieve an appropriate balance between growth which it considers acceptable and future reductions in financial leverage. If Arch is not able to achieve continued growth in earnings before interest, income taxes, depreciation and amortization, it may be precluded from incurring additional indebtedness due to cash flow coverage requirements under existing or future debt instruments.

  Arch may need additional capital to expand its business which could be difficult to obtain



     Arch's business strategy requires substantial funds to be available to finance the continued development and future growth and expansion of its operations, including possible acquisitions. Arch's future capital requirements will depend upon factors that include:



     - subscriber growth;



     - the type of wireless communications devices and services demanded by customers;



     - technological developments;



     - marketing and sales expenses;



     - competitive conditions;



     - the scope and timing of Arch's strategy for developing technical resources to provide advanced messaging services; and



     - acquisition strategies and opportunities.



Arch cannot be certain that additional equity or debt financing will be available to Arch when needed on acceptable terms, if at all. If sufficient financing is unavailable when needed, Arch may be unable to develop or enhance its products, take advantage of future opportunities, grow its business or respond to competitive pressures or unanticipated needs.



  Competition and technological change may undermine Arch's market position and adversely affect its results of operations



     The combined company may not be able to compete successfully with current and future competitors in the wireless communications business or with competitors offering alternative communication technologies. In particular:



     - Competition from large companies may intensify and may reduce Arch's revenues and operating margins



          The combined company may face significant additional competition in the future. This could have a material adverse effect on its revenues and earnings before interest, income taxes, depreciation and amortization. Some competitors possess greater financial, technical and other resources than those available to the combined company. Increased competition from companies like MCI WorldCom and AT&T, which have traditionally provided telephone service, and from cellular, PCS and other companies, like Nextel, which have historically provided telephone services to mobile subscribers, has led to competition from increasingly larger and better capitalized competitors. In addition, competition from other well capitalized service providers such as BellSouth Wireless Data and American Mobile Satellite Corporation is also increasing. The combined company will also compete with other paging companies that continue to offer messaging and advanced messaging services. If any of such competitors were to devote additional resources to their wireless communications business or focus on PageNet's or Arch's historical business segments, they could secure the combined company's customers and reduce demand for its products. This could materially reduce the combined company's revenues and operating margins.



     - New send-and-receive wireless messaging technology may adversely affect Arch's competitive position



          Competitors are currently using and developing a variety of wireless messaging technologies which allow subscribers to both send-and-receive messages from the same device. Arch and PageNet currently resell send-and-receive messaging services over the network of a competitor, and PageNet recently began selling such services over its own advanced wireless messaging network. Due to the relatively recent availability of send-and-receive messaging products and services, there have not yet been sales which would be sufficient to indicate a proven demand for such services among business or consumer subscribers. Such services will compete with other available mobile wireless services which have already demonstrated high levels of market acceptance, including cellular, PCS and other mobile phone services, such as those offered by Nextel, whose hand-held devices can send and receive messages. Many of these other mobile wireless phone services now include wireless messaging as an adjunct service or may replace send-and-receive messaging services entirely. It is less expensive for an end user to obtain a cellular, PCS or other mobile phone with modest data capability than to use both a mobile phone and a pager. This is because the nationwide cellular, PCS and other mobile phone carriers have subsidized the purchase of mobile phones and because prices for mobile wireless services have been declining rapidly. In addition, the availability of coverage for these services has increased, making the two types of services and product offerings more comparable.



          Future technological advances in the telecommunications industry, including these send-and-receive messaging technologies, could increase the number and type of new services or products which compete with the wireless messaging services historically offered by Arch and PageNet. Companies seeking to provide wireless communications through these and other technologies may bring their products to market faster or in packages of products that consumers and businesses find more valuable than those which Arch and PageNet propose to provide.



     - Obsolescence in company-owned units may impose additional costs on Arch



          Technological change may also adversely affect the value of the units owned by PageNet and Arch that are leased to their subscribers. If PageNet's or Arch's current subscribers request more technologically advanced units, including send-and-receive units, the combined company could incur additional inventory costs and capital expenditures if required to replace units leased to its subscribers within a short period of time. Such additional costs or capital expenditures could have a material adverse effect on the combined company's results of operations.



     All of these factors could reduce Arch's market share and adversely affect its revenues and operating margins.



  Government telecommunications regulation may burden Arch's operations and undermine Arch's competitive position. The combined company will be required to relinquish some of its narrowband PCS licenses unless current regulations are modified.



     The Federal Communications Commission has granted licenses to both PageNet and Arch which enable each company to provide messaging services using radio spectrum referred to as "narrowband PCS." Once the merger takes place, the combined company will hold a total of five narrowband PCS licenses in violation of the Federal Communications Commission's three-channel narrowband PCS limit. The Federal Communications Commission has required the combined company to divest 2 of its 5 nationwide narrowband PCS channels within 90 days after the merger takes place. The Commission is currently considering whether to eliminate its three-channel limit. If the limit is revised, the combined company may be allowed to retain all 5 of its narrowband PCS licenses. If the restriction is not removed and the combined company is required to divest two of its narrowband PCS channels, the company will have less spectrum to use to provide the services it needs to provide to compete with other wireless messaging providers such as cellular and PCS providers.



  Arch's licenses may not be automatically renewed



     Arch's Federal Communications Commission paging licenses are for varying terms of up to 10 years. Before the end of each license term, renewal applications must be approved by the Federal Communications Commission. To date, the Commission has approved each assignment and transfer of control for which Arch has sought approval, but no assurance can be given that any future renewal applications will be free of challenge or will be granted by the Commission. Loss of licenses would impair Arch's operations.

  Because Arch depends on third parties that it does not control for products and services, Arch's operations may be disrupted



     Arch does not manufacture any of the equipment customers need to take advantage of its services. It is dependent primarily on Motorola, Inc. and NEC America Inc. to obtain sufficient equipment inventory for new subscribers and replacement needs and on Glenayre Electronics, Inc. and Motorola for sufficient terminals and transmitters to meet its expansion and replacement requirements. Significant delays in obtaining equipment, terminals or transmitters, such as MobileMedia experienced before its bankruptcy filing, could lead to disruptions in operations and adverse financial consequences. Motorola has announced its intention to discontinue manufacturing transmitters and other paging infrastructure during 2000, although it will continue to maintain and service existing infrastructure into the future. Arch's purchase agreement with Motorola expires on March 17, 2001. There can be no assurance that the agreement with Motorola will be renewed or, if renewed, that the renewed agreement will be on terms and conditions as favorable to the combined company as those under the current agreement.



     Arch relies on third parties to provide satellite transmission for some aspects of its wireless communications services. To the extent there are satellite outages or if satellite coverage is impaired in other ways, Arch may experience a loss of service until such time as satellite coverage is restored, which could have a material adverse effect due to customer complaints.



  Declines in Arch's units in service are likely



     Cancellation of units in service can significantly affect the results of operations of wireless communications service providers. The sales and marketing costs associated with attracting new subscribers are substantial compared to the costs of providing service to existing customers. Because the wireless communications business is characterized by high fixed costs, cancellations directly and adversely affect earnings before interest, income taxes, depreciation and amortization. In 1999, Arch experienced a decrease of 89,000 units in service, excluding the addition of subscribers from the MobileMedia acquisition. Arch believes that the traditional paging industry grew only 4% during 1999, that demand for basic paging services will decline in 2000 and in the following years and that any significant future growth in the paging industry will be attributable to advanced messaging services. As a result, Arch believes that it will experience a net decline in the number of its units in service in 2000, excluding the addition of subscribers from the PageNet acquisition, as Arch's addition of advanced messaging subscribers is likely to be exceeded by its loss of basic paging subscribers.



  Loss of key personnel could adversely impact Arch's operations



     Arch's success will depend, to a significant extent, upon the continued services of a relatively small group of executive personnel. Arch does not have employment agreements with any of its current executive officers, or maintain life insurance on their lives, although all executive officers have entered into executive retention agreements with Arch. The loss or unavailability of one or more of its executive officers or the inability to attract or retain key employees in the future could have a material adverse effect on Arch.



  Restrictions under Arch's debt instruments may prevent Arch from taking actions which its management considers beneficial



     Various debt instruments impose operating and financial restrictions on Arch. Arch's senior credit facility requires various Arch operating subsidiaries to maintain specified financial ratios, including a maximum leverage ratio, a minimum interest coverage ratio, a minimum debt service coverage ratio and a minimum fixed charge coverage ratio. The senior credit facility was amended and restated on March 23, 2000 to permit the PageNet merger and includes a restriction on capital expenditures and a minimum revenue test. In addition, the senior credit facility limits or restricts, among other things, Arch's operating subsidiaries' ability to:



     - declare dividends or repurchase stock;



     - incur or pay back indebtedness

     - engage in mergers, consolidations, acquisitions and asset sales; or



     - alter its lines of business or accounting methods.



     Arch's ability to comply with such covenants may be affected by events beyond its control, including prevailing economic and financial conditions. A breach of any of these covenants could result in a default under the senior credit facility and/or other debt instruments. Upon the occurrence of an event of default, the creditors could elect to declare all amounts outstanding to be immediately due and payable, together with accrued and unpaid interest. If Arch were unable to repay any such amounts, the senior creditors could proceed against any collateral securing the indebtedness. If the lenders under the senior credit facility or other debt instruments accelerated the payment of such indebtedness, there can be no assurance that the assets of Arch would be sufficient to repay in full such indebtedness and other indebtedness of Arch. In addition, because the senior credit facility and other debt instruments limit Arch's ability to engage in some types of transactions, Arch may be prohibited from entering into transactions that could be beneficial to Arch.



RISKS RELATED TO PAGENET'S BUSINESS


     PageNet faces many of the same risks that Arch faces. In addition, PageNet is subject to these particular risks:


  PageNet may be required to restructure its obligations under the Bankruptcy
Code



     If PageNet is unable to improve its operating results, it may not have sufficient cash to meet its obligations through the consummation of the merger. While PageNet is currently managing its operations in an effort to ensure that it has sufficient liquidity through the consummation of the merger, there can be no assurance that such efforts will be successful. If PageNet's strategies to maintain liquidity are not successful, or the merger is delayed, PageNet may be required to commence a proceeding under chapter 11 of the Bankruptcy Code to restructure its obligations, including its obligations under the PageNet senior subordinated notes. Such a proceeding would likely have a different result than the prepackaged bankruptcy filing contemplated by the merger and prepackaged bankruptcy plan.



     Further, on February 2, 2000, PageNet failed to make the semi-annual interest payments on two series of its senior subordinated notes. As of March 2, 2000, the non-payment of interest constituted a default under the indentures for those notes. On April 17, 2000, PageNet failed to make the semi-annual interest payment on the other series of its senior subordinated notes, and does not expect to make additional cash interest payments on any of its senior subordinated notes. As a result of these defaults, the holders of the senior subordinated notes could demand at any time that PageNet immediately pay $1.2 billion of outstanding senior subordinated notes in full. Should this happen, PageNet would be required to file for protection under chapter 11 of the Bankruptcy Code.



     Finally, based upon PageNet's operating results for the fourth quarter of 1999, PageNet is no longer in compliance with the covenants in its bank credit facility. As a result, the lenders have various rights, including the right to accelerate all outstanding indebtedness and institute an involuntary bankruptcy proceeding against PageNet.



  The restructuring of PageNet's back office field operations has been suspended and will not result in the cost savings that were originally contemplated



     Beginning in 1998, PageNet began restructuring its decentralized back office field operations into centralized processing facilities. In January 2000, PageNet suspended future conversions of its back office field operations, at which time PageNet had converted 100% of its customer units placed in service indirectly through PageNet's resellers, and approximately 50% of its directly marketed customer units, to its centralized facilities. The suspension of future conversions, combined with the impact of the contemplated merger on operations, will make it difficult for PageNet to determine the amount of potential cost savings resulting from the restructuring initiative or to realize the full benefits intended to be achieved.



  Continued declines in PageNet's units in service are likely



     PageNet had approximately 8,991,000 units in service at December 31, 1999, down from its high of approximately 10,604,000 units in service at June 30, 1998. PageNet has had a net reduction in the number of units in service during each of the six previous quarters ended December 31, 1999, and the amount of such net reduction has increased during each quarter. Units in service further declined significantly in the first quarter of 2000 and are expected to continue to decline throughout 2000. The net reduction of units in service with subscribers is due to a combination of factors, including customer service problems, the impact of various price increases by PageNet, increased sales activity by competitors since the merger announcement, and an increasing number of paging customers who are choosing cellular, PCS and other mobile phone services instead of paging services. The sales and marketing efforts associated with attracting new subscribers are substantial compared to the costs of providing service to existing customers. Because the wireless messaging business is characterized by high fixed costs, cancellations directly and adversely affect earnings before interest, income taxes, depreciation and amortization. The continued failure to reverse this trend of accelerating customer cancellations will have a material adverse effect on PageNet's business.



  PageNet may be delisted from the Nasdaq SmallCap Market prior to the completion of the merger, reducing trading liquidity for its shares of common stock.



     On April 20, 2000, PageNet was notified by Nasdaq that it would be delisted from the Nasdaq SmallCap Market on May 1, 2000 unless its Form 10-K was filed with the Securities and Exchange Commission by April 27, 2000. PageNet filed its Form 10-K on May 4, 2000. PageNet has requested an oral hearing before the Nasdaq Listing Qualifications Panel and delisting has been stayed pending such hearing. The hearing is scheduled for June 1, 2000.


RISKS RELATED TO VAST


     If PageNet completes its merger with Arch, PageNet noteholders who participate in the exchange offer, as well as all PageNet stockholders, will receive Class B common stock of Vast, currently a wholly owned subsidiary of PageNet. An investment in Vast involves numerous risks. These risks are described under "Risk Factors" in the prospectus relating to Vast attached as Annex A.



RISKS RELATING TO THE POSSIBLE PREPACKAGED BANKRUPTCY FILING



  Confirmation of the prepackaged bankruptcy plan could be delayed



     The Bankruptcy Code provides that votes by creditors and stockholders to accept or reject a plan of reorganization obtained before the filing of a chapter 11 case are binding so long as the solicitation of such votes complied with applicable nonbankruptcy law governing the adequacy of disclosure in connection with such solicitations. The Bankruptcy Court could conclude that this prospectus does not meet the disclosure requirements of the Bankruptcy Code and require PageNet to resolicit acceptances of the prepackaged bankruptcy plan from PageNet noteholders and stockholders after PageNet's commencement of the prepackaged chapter 11 case. In such event, confirmation of the prepackaged bankruptcy plan, and the receipt by noteholders and stockholders of the distributions to be made to them under the prepackaged bankruptcy plan, would be delayed.



  The prepackaged bankruptcy plan may not be confirmed



     - The prepackaged bankruptcy plan may not be confirmed if the noteholders or stockholder classes do not vote to accept it

          Under the Bankruptcy Code, a class of claims accepts a plan if at least 66 2/3% in amount and a majority of the number of claims voted in the class, vote to accept the plan. A class of stockholders accepts a plan if at least 66 2/3% of the shares voted in the class vote to accept the plan. If PageNet's noteholders or stockholders do not vote to accept the prepackaged bankruptcy plan, PageNet nevertheless could seek to confirm the prepackaged bankruptcy plan. The Bankruptcy Court may confirm the prepackaged bankruptcy plan at PageNet's request pursuant to the "cramdown" provisions of the Bankruptcy Code which allow the Bankruptcy Court to confirm a plan that has been rejected by an impaired class of claims or equity interests if it determines that the rejecting class is being treated appropriately given the relative priority of the claims or equity interests in such class. In order to confirm a plan against a dissenting class, the Bankruptcy Court must also find that at least one impaired class has accepted the plan, with such acceptance being determined without including the acceptance of any "insider" in such class.



          Specifically, to confirm the prepackaged bankruptcy plan through a cramdown against PageNet's noteholders or stockholders, the Bankruptcy Court must determine:



     - if the noteholder class does not accept the prepackaged bankruptcy plan -- that the noteholders will receive under the plan property with a value as of the effective date of the prepackaged bankruptcy plan equal to 100% of the allowed noteholder claims and that, absent a proper business justification, no claims in another class of equal priority, if any, will receive more value on account of their claims than the noteholders will receive on account of their claims; and



     - if the stockholder class does not accept the prepackaged bankruptcy plan -- that no class of claims, including the noteholder claims, will receive under the prepackaged bankruptcy plan property of a value as of the effective date of the prepackaged bankruptcy plan that exceeds 100% of the allowed claims in such classes.



          See "The Prepackaged Bankruptcy Plan -- Confirmation of the Prepackaged Bankruptcy Plan Without Acceptance by All Classes of Impaired Claims." There can be no assurance that the Bankruptcy Court will make the factual findings and reach the legal conclusions required to permit confirmation of the prepackaged bankruptcy plan through a cramdown.



     - The prepackaged bankruptcy plan may not be confirmed if the Bankruptcy Court finds it does not meet the confirmation requirements of the Bankruptcy Code



          Even if the requisite acceptances to the prepackaged bankruptcy plan are received from PageNet's noteholders and its stockholders, there can be no assurance that the Bankruptcy Court will confirm the prepackaged bankruptcy plan. A non-accepting noteholder or stockholder of PageNet might object to confirmation by asserting that the disclosure with respect to the solicitation of acceptances was not adequate, the solicitation procedures and results were inadequate or improper, or the terms of the prepackaged bankruptcy plan do not comply with any of the confirmation requirements of the Bankruptcy Code. Even if the prepackaged bankruptcy plan is accepted by all classes of claims and equity interests, confirmation standards require, among other things:



     - a finding by the Bankruptcy Court that the prepackaged bankruptcy plan was filed in good faith;



     - that confirmation of the prepackaged bankruptcy plan is not likely to be followed by a liquidation or a need for further financial reorganization; and



     - that the value of distributions to each holder of a claim or interest will not be less than the value of any distribution that such holder would receive if PageNet were liquidated under chapter 7 of the Bankruptcy Code.



          See "The Prepackaged Bankruptcy Plan -- Confirmation of the Prepackaged Bankruptcy Plan Without Acceptances by All Classes of Impaired Claims" and "The Prepackaged Bankruptcy Plan -- Confirmation Standards." It could be argued that certain provisions of the prepackaged bankruptcy plan providing releases by PageNet to the holders of senior secured bank claims against PageNet, to Arch and to the officers and directors of PageNet are broader than permitted under certain case law.

     There can be no assurance that the Bankruptcy Court will conclude that the statutory confirmation requirements have been met.



          The confirmation and consummation of the prepackaged bankruptcy plan are also subject to a number of other conditions including satisfaction of all conditions to the merger. See "The Prepackaged Bankruptcy
     Plan -- Summary of Other Provisions of the Prepackaged Bankruptcy Plan."



  If the prepackaged bankruptcy plan is not confirmed, the ultimate recovery by noteholders and stockholders cannot be predicted



     If the prepackaged bankruptcy plan is not confirmed in a timely manner, the merger might not be consummated and implemented.



     If the merger is not consummated, PageNet will have to pursue other alternatives which could include (1) liquidation of PageNet under chapter 7 or chapter 11 of the Bankruptcy Code and (2) confirmation of an alternative plan of reorganization under chapter 11 of the Bankruptcy Code. The recovery to noteholders and stockholders under such alternative scenarios cannot be predicted.



     If a plan of reorganization for PageNet is not confirmed, the PageNet chapter 11 filing could be converted to chapter 7 of the Bankruptcy Code. In a chapter 7 case, a trustee would be elected or appointed to liquidate the assets of PageNet for distribution to creditors in accordance with the priorities established by the Bankruptcy Code. A discussion of the potential effects that a chapter 7 liquidation would have on the recovery of creditors and stockholders is set forth under "The Prepackaged Bankruptcy Plan -- Best Interests Test/The Liquidation Analysis." Based upon PageNet's analysis, liquidation under chapter 7 would result in smaller distributions to the noteholders and stockholders as compared to those provided for in the prepackaged bankruptcy plan. In addition, a chapter 7 liquidation is likely to result in substantial litigation and delays in ultimate distributions.



     In a liquidation under chapter 11, PageNet's assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7. However, no liquidation would realize the full going concern value of PageNet's business. Instead, PageNet's assets would be sold separately. Consequently, a liquidation under chapter 11 is a less attractive alternative to noteholders and stockholders than the prepackaged bankruptcy plan.

                           FORWARD-LOOKING STATEMENTS


     This prospectus contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You should consider any statements that are not statements of historical fact to be forward-looking statements. These include statements to the effect that PageNet, Arch or any of their affiliates, management or directors, "believe", "expect", "anticipate", "plan" and similar expressions. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements. See "Risk Factors." If new information becomes available or other events occur in the future, PageNet and Arch will update any forward-looking statements to the extent required by the securities laws, but not otherwise.



     Forward-looking statements contained in the Vast prospectus attached as Annex A to this prospectus are not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

                               THE EXCHANGE OFFER



TERMS OF THE EXCHANGE OFFER



     PageNet will accept all senior subordinated notes validly tendered and not withdrawn before the expiration date, upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal which accompanies this prospectus. PageNet will issue a pro rata portion of 616,830,757 shares of PageNet common stock and a pro rata portion of 13,780,000 shares of Class B common stock of Vast, representing up to 68.9% of the equity ownership of Vast, in exchange for each of PageNet's outstanding:



     - 8.875% senior subordinated notes due 2006;



     - 10.125% senior subordinated notes due 2007; and



     - 10% senior subordinated notes due 2008.



The pro rata portion is to be computed immediately prior to the time when the merger occurs by dividing:



     - the principal amount, together with all accrued interest through the expiration date of the exchange offer, of each PageNet senior subordinated note validly tendered and not withdrawn; by



     - the principal amount, together with all accrued interest through the expiration date of the exchange offer, of all outstanding PageNet senior subordinated notes.



As of the date of this prospectus, $1.2 billion in aggregate principal amount at maturity of senior subordinated notes are outstanding. As of March 31, 2000, accrued and unpaid interest on the senior subordinated notes totaled $68,116,817. The following table sets forth the accrued and unpaid interest on each series of senior subordinated notes.



8.875% notes due 2006.......................................  $17,880,005
10.125% notes due 2007......................................  $27,225,302
10% notes due 2008..........................................  $23,011,510
                                                              -----------
          Total.............................................  $68,116,817



     The following table sets forth the number of shares of PageNet common stock and Class B common stock of Vast PageNet noteholders would be entitled to receive if the exchange offer and merger occurs on June 30, 2000. The table also shows the number of Arch shares that the PageNet shares would be immediately converted into at the ratio of 0.1247 Arch shares for each one PageNet share.



                                              NUMBER OF SHARES     NUMBER OF SHARES   NUMBER OF SHARES
PER $1000 PRINCIPAL AMOUNT                       OF PAGENET            OF ARCH        OF VAST CLASS B
OF SENIOR SUBORDINATED NOTES                    COMMON STOCK         COMMON STOCK       COMMON STOCK
----------------------------                  ----------------     ----------------   ----------------
8.875% notes due 2006.......................      514.329               64.137             11.490
10.125% notes due 2007......................      519.969               64.840             11.616
10% notes due 2008..........................      509.089               63.483             11.373



     All accrued interest on the PageNet notes through the expiration date of the exchange offer or the filing date of the prepackaged bankruptcy case, as applicable, will be transferred with the notes and will not be paid separately. Calculations of share amounts with respect to Arch common stock will be rounded down to the nearest whole share and no fractional shares of Arch common stock will be issued. Instead PageNet noteholders will receive cash for such fractional shares of Arch common stock. Shares of Class B common stock of Vast will be issued to PageNet noteholders in fractions. Senior subordinated notes may be tendered only in whole multiples of $1,000.

     Only a registered holder of senior subordinated notes, or a registered holder's legal representative or attorney-in-fact, as reflected on the records of the trustee under the respective indenture, may participate in the exchange offer. There will be no fixed record date for determining the registered holders of the senior subordinated notes entitled to participate in the exchange offer. A fixed record date will be established for the purpose of voting on the prepackaged bankruptcy plan.



     Holders of senior subordinated notes do not have any appraisal or dissenters' rights under the indentures or otherwise in connection with the exchange offer and will not be entitled to any such rights in the merger with Arch. PageNet intends to conduct the exchange offer in accordance with the provisions of the merger agreement and the applicable requirements of the Securities Act of 1933, the Securities Exchange Act of 1934, and the rules and regulations of the Securities and Exchange Commission.



     Holders who tender senior subordinated notes in the exchange offer will not be required to pay brokerage commissions or fees with respect to the exchange of senior subordinated notes pursuant to the exchange offer and will be required to pay transfer taxes only as provided in the instructions of the letter of transmittal. PageNet will pay all charges and expenses in connection with the exchange offer, other than applicable taxes described below.



EXPIRATION DATE; EXTENSIONS



     The expiration date will be 12:00 midnight, New York City time, on the 35(th) day after the commencement of the exchange offer, or at a later date which is mutually agreed upon by PageNet and Arch.



CONDITIONS



     PageNet's obligation to consummate the exchange offer will be contingent on the valid tender of at least 97.5% of the outstanding aggregate principal amount of the senior subordinated notes and at least a majority of the outstanding principal amount of each series of senior subordinated notes in accordance with the terms of the exchange offer. These tenders must be valid and not withdrawn prior to the expiration date of the exchange offer. PageNet and Arch may agree to waive the 97.5% required level of tendered notes or any of the other conditions of the exchange offer.



     PageNet will be deemed to have accepted validly tendered senior subordinated notes only when, and if, PageNet gives oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of senior subordinated notes for the purposes of receiving the common stock of Arch and Vast from Arch.



     The merger agreement requires that holders of the senior subordinated notes who tender in connection with the exchange offer must also give their consent to:



     - amend the indentures, if necessary, to permit completion of the merger or the prepackaged plan;



     - amend the indentures to eliminate:



        -- any covenants which may be modified or eliminated by a majority vote of the senior subordinated notes;



        -- any events of default which relate to the non-payment or acceleration of other indebtedness; and



        -- any provisions which condition a merger on compliance with any financial criteria.



These amendments will remove substantially all of the rights of those senior subordinated notes that are not tendered, other than their right to receive payment of principal and interest. In addition, each holder will be required to waive any and all existing defaults with respect to the senior subordinated notes and any and all rights to rescind their acceptance of the exchange offer after the expiration date. See "Proposed Amendments."

     Regardless of any other term of the exchange offer, PageNet will not be required to accept any senior subordinated notes for exchange if it reasonably believes that the exchange offer violates applicable laws, rules or regulations or an applicable interpretation of the staff of the SEC. In that case, PageNet may:



     - refuse to accept any senior subordinated notes and return all untendered senior subordinated notes to their holders; or



     - extend the exchange offer and retain all senior subordinated notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw those notes described under "-- Withdrawal."



INFORMATION AGENT



     Innisfree M & A Incorporated will act as the information agent for the exchange offer. All inquiries in connection with the exchange offer should be addressed to the information agent at the address and telephone number set forth on the back cover page of this document.



EXCHANGE AGENT



     Harris Trust Company of New York will act as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the letter of transmittal should be addressed to the exchange agent as set forth on the back cover page of this document.



PROCEDURE FOR TENDERING SENIOR SUBORDINATED NOTES AND DELIVERY OF CONSENTS



     The following summarizes the procedures to be followed by all holders of senior subordinated notes in tendering their securities and delivering consents to the proposed amendments to the respective indentures. Each holder of senior subordinated notes will receive a letter of transmittal and other materials and instructions for tendering its notes. Noteholders holding more than one series of senior subordinated notes will receive additional materials in order to tender their respective other series of notes. Such letter of transmittal and other materials will be distinguished by color as follows:



     - 8.875% senior subordinated notes due 2006 in blue;



     - 10.125% senior subordinated notes due 2007 in green; and



     - 10% senior subordinated notes due 2008 in yellow.



     The following does not describe the procedures for delivering ballots or master ballots to vote to accept or reject the prepackaged bankruptcy plan. PageNet prepared the prepackaged plan as an alternative means to implement the recapitalization and the merger if less than 97.5% of PageNet's senior subordinated notes are tendered in the exchange offer. THE VALID TENDER OF SENIOR SUBORDINATED NOTES DOES NOT CONSTITUTE A VOTE TO ACCEPT THE PREPACKAGED BANKRUPTCY PLAN. PageNet urges noteholders to properly complete and deliver a ballot, or if applicable, a master ballot voting to accept the prepackaged bankruptcy plan. For a description of the procedures for delivery by beneficial owners, nominees and securities clearing agencies of ballots and master ballots, see "The Prepackaged Bankruptcy Plan -- Voting Instructions and Procedures."



     Holders who tender senior subordinated notes in the exchange offer in accordance with the procedures described below will be deemed to have delivered a consent to the proposed amendments to the respective indentures.



TENDER OF SENIOR SUBORDINATED NOTES; DELIVERY OF CONSENTS



     A registered holder of senior subordinated notes can tender senior subordinated notes by:



     - delivering a properly completed and duly executed letter of transmittal or manually-signed facsimile thereof or an agent's message in connection with a book-entry transfer and any other documents required by the letter of transmittal, to the exchange agent at the address set forth below and on the back cover page of this document; and



     - either delivering certificates representing the senior subordinated notes to the exchange agent or complying with the book-entry transfer procedures described under "-- Book-Entry Transfers" below, on or prior to the expiration date. A registered holder who cannot comply with these procedures on a timely basis or whose senior subordinated notes are not immediately available may tender senior subordinated notes pursuant to the guaranteed delivery procedures under "Guaranteed Delivery Procedures" described below.



     LETTERS OF TRANSMITTAL AND CERTIFICATES REPRESENTING SENIOR SUBORDINATED NOTES SHOULD BE SENT ONLY TO THE EXCHANGE AGENT AND NOT TO US, TO THE INFORMATION AGENT OR TO THE TRUSTEE. The following is the address for hand deliveries and delivery by overnight courier to the exchange agent:



                   By Mail:                            By Hand and Overnight Courier:
       Harris Trust Company of New York               Harris Trust Company of New York
             Wall Street Station                               88 Pine Street
                P.O. Box 1023                                    19th Floor
        New York, New York 10268-1023                     New York, New York 10005



          By Facsimile Transmission: (212) 701-7636 or (212) 701-7637


                        (For Eligible Institutions Only)


                 Confirm Facsimile by Telephone: (212) 701-7624


                      For Information Call: (212) 701-7624



     If the certificates for senior subordinated notes are registered in the name of a person other than the signer of a letter of transmittal, then, in order to tender such notes pursuant to the exchange offer, the certificates representing such senior subordinated notes must be endorsed or accompanied by appropriate bond powers, signed exactly as the name or names of such holder or holders appear on the certificates, with the signatures on the certificates or bond powers guaranteed as provided below. In the event such procedures are followed by a beneficial owner tendering senior subordinated notes, the registered holder or holders of such senior subordinated notes must sign a valid consent pursuant to the letter of transmittal, because senior subordinated notes may not be tendered without also consenting to the proposed amendments to the indenture, and only holders are entitled to deliver consents.



     Any beneficial owner whose senior subordinated notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominees, or held through a book-entry transfer facility, and who wishes to tender senior subordinated notes and deliver a consent to the proposed amendments should contact such registered holder promptly and instruct such registered holder to tender senior subordinated notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such senior subordinated notes himself or herself, such beneficial owner must either make appropriate arrangements to register ownership of the notes in such beneficial owner's name prior to completing and executing the letter of transmittal (and, where applicable, delivering such notes,) or follow the procedures described in the immediately preceding paragraph.



     To effectively tender senior subordinated notes that are held through The Depository Trust Company, participants in The Depository Trust Company should transmit their acceptance through The Depository Trust Company's Automated Tender Offer Program, for which the transaction will be eligible, and The Depository Trust Company will then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. Delivery of tendered senior subordinated notes held through The Depository Trust Company must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering Depository Trust Company participant must comply with the guaranteed delivery procedures set forth below.

     THE METHOD OF DELIVERY OF SENIOR SUBORDINATED NOTES AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER TENDERING SENIOR SUBORDINATED NOTES. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IF DELIVERY IS BY MAIL, WE SUGGEST THAT YOU USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE OF THE EXCHANGE OFFER TO PERMIT DELIVERY TO THE EXCHANGE AGENT PRIOR TO SUCH DATE.



     A valid tender of your senior subordinated notes will constitute an agreement with us in accordance with the terms and conditions set forth in this prospectus and in the letter of transmittal. You should read the letter of transmittal carefully.



     The entire principal amount of senior subordinated notes deposited with the exchange agent will be deemed to have been tendered unless otherwise indicated. If less than the entire principal amount of any senior subordinated notes evidenced by a submitted certificate is tendered, the tendering holder should fill in the principal amount tendered in the appropriate box on the letter of transmittal with respect to the deposit being made. Such tender will also constitute a consent to the proposed amendments to the indenture, but only to the extent of the principal amount of senior subordinated notes being tendered. Upon completion of the exchange offer, the exchange agent will then return to the tendering holder (unless otherwise required under "Special Delivery Instructions" in the letter of transmittal), as promptly as practicable following the expiration date of the exchange offer, senior subordinated notes in principal amount equal to the portion of such delivered senior subordinated notes not tendered.


SIGNATURE GUARANTEES

     All signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office in the United States (each of which is an "eligible institution") unless the senior subordinated notes tendered pursuant thereto are tendered:


     - by a registered holder of senior subordinated notes (or by a participant in The Depository Trust Company whose name appears on a security position listing such participant as the owner of such senior subordinated notes) who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or


     - for the account of an eligible institution.

BOOK-ENTRY TRANSFERS

     The exchange agent will establish an account with respect to the senior subordinated notes at The Depository Trust Company promptly after the date of this prospectus. A financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of senior subordinated notes by causing The Depository Trust Company to transfer such senior subordinated notes into the exchange agent's account at The Depository Trust Company in accordance with The Depository Trust Company's procedure for such transfer. Although delivery of such senior subordinated notes may be effected through book-entry delivery at The Depository Trust Company, in any case either (1) the letter of transmittal (or manually-signed facsimile thereof), with any required signature guarantees, or an agent's message, together with any other required documents, must be transmitted to and received by the exchange agent on or prior to the expiration date of the exchange offer or (2) the guaranteed delivery procedures set forth below must be followed. Delivery of documents to The Depository Trust Company in accordance with The Depository Trust Company's procedure does not constitute delivery to the exchange agent.

     The term "agent's message" means a message transmitted by The Depository Trust Company to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The

Depository Trust Company tendering the senior subordinated notes stating (1) the aggregate principal amount of senior subordinated notes which have been tendered by such participant and for which consents to the proposed amendments to the indenture have been thereby delivered, (2) that such participant has received and agrees to be bound by the terms of the exchange offer and (3) that we may enforce such agreement against the participant.

GUARANTEED DELIVERY PROCEDURES

     If a holder desires to tender senior subordinated notes and consent to the proposed amendments to the indenture and (1) the holder's senior subordinated notes are not lost but are not immediately available, (2) time will not permit the holder's senior subordinated notes or other required documents to reach the exchange agent before the expiration date of the exchange offer or (3) the procedures for book-entry transfer cannot be completed on a timely basis, a tender and consent may be effected if:

     - the tender is made through an eligible institution; and

     - prior to the expiration date of the exchange offer, the exchange agent receives from the eligible institution a properly completed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) substantially in the form we provide which sets forth the name and address of the holder and the amount of senior subordinated notes tendered; and


     - a letter of transmittal (or a manually signed facsimile thereof), properly completed and validly executed with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, together with certificates for all senior subordinated notes in proper form for transfer (or a book-entry confirmation with respect to all tendered senior subordinated notes), and any other required documents are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.


TRANSFERS OF OWNERSHIP OF TENDERED NOTES


     Holders may not transfer record ownership of any senior subordinated notes validly tendered into the exchange offer and not validly withdrawn. Beneficial ownership in tendered senior subordinated notes may be transferred by the holder by delivering to the exchange agent, at one of its addresses set forth on the back cover of this prospectus, an executed letter of transmittal identifying the name of the person who deposited the notes to be transferred, and completing the special issuance instructions box with the name of the transferee (or, if tendered by book-entry transfer, the name of the participant in The Depository Trust Company whose name appears on the security position listing as the transferee of such notes) and the principal amount of the senior subordinated notes to be transferred. If certificates have been delivered or otherwise identified (through a book-entry confirmation with respect to such senior subordinated notes) to the exchange agent, the name of the holder who deposited the senior subordinated notes, the name of the transferee and the certificate numbers relating to such senior subordinated notes should also be provided in the letter of transmittal. A person who succeeds to the beneficial ownership of tendered senior subordinated notes pursuant to the procedures set forth herein will be entitled to receive the exchange consideration if the senior subordinated notes are accepted for exchange, or if the exchange is consummated through the prepackaged bankruptcy plan, or to the receipt of the tendered senior subordinated notes if the exchange offer is terminated.



BACKUP WITHHOLDING TAX



     Each tendering holder must complete and deliver the Substitute Form W-9 provided in the letter of transmittal to us (or the exchange agent) and either:



     - provide his correct taxpayer identification number (social security number, for individuals) and certify that the taxpayer identification number provided is correct (or that such holder is awaiting a taxpayer identification number) and that either (A) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of failure to report all interest or dividends or (B) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; or



     - otherwise provide an adequate basis for exemption from backup withholding.



     Holders who do not satisfy these conditions may be subject to a $50 (or greater) penalty imposed by the Internal Revenue Service and may be subject to backup withholding (as discussed below). Exempt holders (including, among others, corporations and certain foreign individuals) are not subject to these requirements if they satisfactorily establish their status as such. Certain foreign holders may be required to provide a Form W-8 or Form 1001 (or successor form) in order to avoid or reduce withholding tax.



     Pursuant to the backup withholding provisions of federal income tax law, unless the conditions described above are satisfied, we or the exchange agent, as the case may be, will withhold an amount of any cash proceeds payable to a tendering holder that will enable us or the exchange agent, as the case may be, to remit the appropriate amount of backup withholding due to the Internal Revenue Service with respect to the exchange. Backup withholding is 31%. Amounts paid as backup withholding do not constitute an additional tax and generally will be credited against the holder's federal income tax liabilities. Different withholding rates and rules may apply in the case of foreign holders. By tendering senior subordinated notes pursuant to the exchange offer, a holder that does not comply with the conditions described in the preceding paragraph authorizes us or the exchange agent, as the case may be, to pay cash in an amount sufficient to satisfy the holder's withholding obligations.



ACCEPTANCE OF SENIOR SUBORDINATED NOTES, DELIVERY OF COMMON STOCK AND PAYMENT



     The acceptance for exchange and payment of senior subordinated notes validly tendered and not withdrawn and delivery of Arch common stock and Class B common stock of Vast in exchange for the senior subordinated notes will be made as promptly as practicable after the expiration date of the exchange offer. We, however, expressly reserve the right to delay acceptance of any of the senior subordinated notes or terminate the exchange offer and not accept for exchange any senior subordinated notes not accepted if any of the conditions set forth under "The Exchange Offer -- Conditions" shall not have been satisfied or waived by us. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered senior subordinated notes if, as and when we give oral or written notice of acceptance to the exchange agent. Subject to the following paragraph and the other terms and conditions of the exchange offer, delivery of Arch common stock and Vast Class B common stock for senior subordinated notes accepted pursuant to the exchange offer will be made by the exchange agent as soon as practicable after receipt of such notice. The exchange agent will act as agent for the tendering holders for the purposes of receiving Arch common stock and Vast Class B common stock from Arch and transmitting the Arch common stock and Vast Class B common stock to the tendering holders. We will return any tendered senior subordinated notes not accepted for exchange without expense to the tendering holder as promptly as practicable following the expiration date of the exchange offer.



     Notwithstanding any other provision hereof, delivery of exchange consideration for senior subordinated notes accepted for exchange pursuant to the Exchange Offer will in all cases be made only after timely receipt by the exchange agent of:



     - certificates for (or a timely book-entry confirmation with respect to) such senior subordinated notes;



     - a letter of transmittal (or a manually signed facsimile copy), properly completed and validly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message; and



     - any other documents required by the letter of transmittal and the instructions to the letter of transmittal.


     Holders tendering pursuant to the procedures for guaranteed delivery discussed under the caption "-- Guaranteed Delivery Procedures" whose certificates for senior subordinated notes or book-entry confirmation with respect to senior subordinated notes are actually received by the exchange agent after the expiration date may be paid later than other tendering holders.


     All tendering holders, by execution of the letter of transmittal (or facsimile copy), waive any right to receive notice of acceptance of their senior subordinated notes for exchange.


WITHDRAWAL

     You may withdraw tenders of senior subordinated notes at any time before 12:00 midnight, on the expiration date, except as otherwise provided below.

     To withdraw a tender of senior subordinated notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address as set forth in this prospectus before 12:00 midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

     - specify the name of the holder who deposited the notes to be withdrawn;

     - identify the notes to be withdrawn, including the certificate number(s) and principal amount of such notes; and

     - be signed by such holder in the same manner as the original signature on the letter of transmittal by which the notes were tendered, including any required signature guarantees.

If senior subordinated notes have been tendered pursuant to the procedures for book-entry transfer discussed under the caption "-- Book-Entry Transfers," any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn senior subordinated notes and must otherwise comply with The Depository Trust Company's procedures.


     PageNet will determine, in its sole discretion, all questions as to validity, form and eligibility of withdrawal notices including the time of receipt. PageNet's determination will be final and binding on all parties. Any withdrawn senior subordinated notes will not be deemed to be validly tendered for purposes of the exchange offer and no shares of common stock will be issued in exchange for them unless the withdrawn senior subordinated notes are later validly retendered. Properly withdrawn senior subordinated notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering Senior Subordinated Notes and Delivery of Consents" at any time before the expiration date.



     PRIOR TO THE EXECUTION OF THE SUPPLEMENTAL INDENTURE WITH RESPECT TO ANY SERIES OF SENIOR SUBORDINATED NOTES, A WITHDRAWAL OF THE TENDER OF A SENIOR SUBORDINATED NOTE WILL ALSO EFFECT A REVOCATION OF A CONSENT TO THE PROPOSED AMENDMENTS TO THE RESPECTIVE INDENTURES. Consents to the proposed amendments to the indentures cannot be revoked after execution of the supplemental indenture to the respective indenture. See "Proposed Amendments."


REVOCATION OF CONSENTS


     Any holder who has delivered a consent, or who succeeds to ownership of senior subordinated notes in respect of which a consent has previously been delivered, may validly revoke such consent prior to the execution of the supplemental indenture to the respective indenture by delivering a written notice of revocation in accordance with the following procedures. In order to be valid, a notice of revocation of a consent must contain the name of the person who delivered the consent and the description of the senior subordinated notes to which it relates, the certificate number or numbers of such senior subordinated notes, unless such notes were tendered by book-entry transfer, and the aggregate principal amount represented by such notes, be signed by the holder thereof in the same manner as the original signature on the applicable letter of transmittal, including the required signature guarantees, or be accompanied by evidence satisfactory to us that the person revoking the consent has succeeded to the beneficial ownership of the senior subordinated notes and be received prior to the execution of the amendment to the respective indenture by the exchange agent, at one of its addresses set forth on the back cover of this prospectus. A purported notice of revocation that lacks any of the required information or is dispatched to an improper address will not validly revoke a consent previously given.

     THE VALID REVOCATION OF A HOLDER'S CONSENT WILL CONSTITUTE THE CONCURRENT VALID WITHDRAWAL OF THE TENDERED SENIOR SUBORDINATED NOTES WITH RESPECT TO WHICH THE CONSENT WAS DELIVERED. AS A RESULT, A HOLDER WHO VALIDLY REVOKES A PREVIOUSLY DELIVERED CONSENT WILL NOT RECEIVE ANY CONSIDERATION IN THE EXCHANGE OFFER.

INTERPRETATION

     We, in our sole discretion, will determine all questions as to the form of all documents and the validly (including time of receipt), eligibility, acceptance and withdrawal of tendered senior subordinated notes. Our determination shall be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptance of which would, in the opinion of our legal counsel, be unlawful. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or withdrawals or will incur any liability for failure to give any such notification. The exchange agent will return any senior subordinated notes it receives that are not properly tendered and as to which irregularities have not been cured or waived. Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions thereto) will be final and binding on all parties.


RELEASE OF CLAIMS BY TENDERING HOLDERS OF SENIOR SUBORDINATED NOTES



     A holder validly tendering senior subordinated notes will, by tendering such notes and upon acceptance of such senior subordinated notes for exchange, on its own behalf and on behalf of its affiliates, release, waive and covenant not to assert, any claims, debts, obligations, rights, causes of action or liabilities now existing or hereafter arising out of, or relating to, the senior subordinated notes or the exchange offer or otherwise relating to us or any of our subsidiaries, in each case arising from or relating to any fact or circumstance through the date of consummation of the exchange offer, against any of us, our subsidiaries, any person who is or was in control of any of the foregoing, and any of the respective present and former officers, directors, shareholders, trustees, agents, employees, representatives, financial advisors, accountants, attorneys and other professionals of the foregoing, other than (A) claims relating to our obligation to deliver the securities offered pursuant to the exchange offer in accordance with the terms thereof, (B) claims, if any, against us or any of our subsidiaries under federal or state securities laws that the prospectus includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading.



CONSEQUENCE OF FAILURE TO EXCHANGE



     Participation in the exchange offer is voluntary. Holders of senior subordinated notes are urged to consult their financial and tax advisors in making their own decisions on what action to take. See "Risk Factors."



     PageNet is also soliciting the approval of the holders of senior subordinated notes to amendments that include the elimination of substantially all rights of the notes other than the right to receive payments of principal and interest. If PageNet noteholders decide not to tender all or some of their notes, the notes that they retain will no longer have any of these additional rights if the merger and the exchange offer are completed. Their position as noteholders may suffer if any developments occur which these additional rights were designed to protect them against, such as distributions to stockholders or unfavorable business combinations.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS OF THE EXCHANGE OFFER



     We expect that, for federal income tax purposes, an exchanging noteholder will not recognize loss and will recognize gain, if any, in an amount equal to the lesser of:



     - the fair market value of the shares of Class B common stock of Vast received; and



     - the amount by which the fair market value of the Vast shares received plus the fair market value of the Arch common stock received exceeds the noteholder's tax basis in the notes surrendered.



In addition, amounts allocable to accrued but unpaid interest may be considered ordinary income, and gain or loss may be recognized with respect to cash paid instead of fractional Arch shares. See "Material Federal Income Tax Considerations -- Federal Income Tax Consequences to Exchanging Noteholders."



                              PROPOSED AMENDMENTS



CONSENT TO PROPOSED AMENDMENTS



     To tender senior subordinated notes for exchange in the PageNet exchange offer, you must consent to the proposed amendments to the indentures for the (1) 8.875% senior subordinated notes due 2006, (2) 10.125% senior subordinated notes due 2007, and (3) 10% senior subordinated notes due 2008. The proposed amendments constitute a single proposal and a tendering holder must consent to the proposed amendments as an entirety, and may not consent selectively with respect to some of the proposed amendments.



     If the required consents are received, the proposed amendments will be included in a supplement to each of the indentures that will be signed by PageNet and the trustee on or promptly following the expiration of the PageNet exchange offer.



ELIMINATION OF OPERATING COVENANTS



     The following is a brief description of the proposed amendments to the indentures. Unless otherwise specified, the sections listed below refer to the 8.875% indenture, the 10.125% indenture and the 10% indentures. In addition, not all of the indentures contain every section described below. Copies of the indenture can be obtained without charge from the exchange agent. These proposed amendments may have adverse consequences for you if you do not participate in the PageNet exchange offer.



     The proposed amendments would eliminate the following provisions contained in the indentures.



SECTION OF
INDENTURES                                              TITLE AND DESCRIPTION OF SECTION
----------                                              --------------------------------
801                          Company May Consolidate, Etc., Only on Certain Terms.
                             Provides that PageNet will not:
                             -      consolidate with or merge with any other person or permit any other person to consolidate or merge with PageNet or any restricted subsidiary of PageNet;
                             -      transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets;
                             -      acquire, or permit any restricted subsidiary of PageNet to acquire, capital stock of any other person that results in such person becoming a restricted subsidiary of PageNet if the amount of consideration paid and debt incurred plus the aggregate amount of consideration paid or debt incurred for all other acquisitions made during the preceding twelve month period exceeds 5% of the consolidated tangible assets of PageNet immediately prior to such acquisitions;
                                    or

SECTION OF
INDENTURES                                              TITLE AND DESCRIPTION OF SECTION
----------                                              --------------------------------
                             -      purchase, lease or otherwise acquire, or permit any restricted subsidiary of
                                    PageNet to purchase, lease or otherwise acquire, all or substantially all of the assets of any person or entity if the amount of consideration paid and debt incurred plus the aggregate amount of consideration paid or debt incurred for all other acquisitions made during the preceding twelve month period exceeds 5%
                                    of the consolidated tangible assets of PageNet immediately prior to such acquisitions; unless:
                                    - PageNet is the continuing corporation, or the successor or transferee corporation is organized under the laws of the United States and expressly assumes the payment of principal and interest on all PageNet notes and the performance and observance of all covenants and conditions of the indenture, by supplemental indenture;
                                    - PageNet or any restricted subsidiary of PageNet is not, immediately after giving effect to the transaction, in default in the performance of any of those covenants or conditions; and
                                    - the ratio of the aggregate principal amount of debt of PageNet and its restricted subsidiaries immediately after giving effect to the transaction on the most recent quarterly or annual balance sheet to four times the preceding quarter's pro forma consolidated cash flow is less than 6.5 to 1. Pro forma consolidated cash flow is calculated by giving effect to any asset dispositions or acquisitions not made in the ordinary course of business as if such acquisition or disposition had taken place on the first day of such period.
1005                         Existence.
                             Provides that PageNet will do all things necessary to preserve and keep in full force and effect its existence, charter and statutory rights and franchises. PageNet is not required to maintain these rights, however, if the board of directors determines that such rights are no longer desirable for the conduct of PageNet's business and that the loss of these rights is not disadvantageous in any material respect to the holders of the PageNet notes.
1006                         Maintenance of Properties.
                             Provides that PageNet will maintain and keep in good condition, repair and working order, and make all necessary replacements and improvements to all of the properties used or useful in PageNet's business or any business of a subsidiary of PageNet.
                             PageNet may, however, discontinue the operation or maintenance of any such properties if PageNet determines that such properties are no longer desirable for the conduct of
                             PageNet's business and that such discontinuance is not disadvantageous in any material respect to the holders of the PageNet notes.
1007                         Payment of Taxes and Other Claims.
                             Provides that PageNet will pay or discharge or cause to be paid or discharged:
                             -      all taxes, assessments and governmental charges levied or imposed upon PageNet or any of it subsidiaries or upon the income, profits or property of PageNet or any of its subsidiaries; and
                             -      all lawful claims for labor, materials and supplies which, if unpaid, could result in a lien upon the property of PageNet or any of its subsidiaries.
                             PageNet is not required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim that is being contested in good faith.

SECTION OF
INDENTURES                                              TITLE AND DESCRIPTION OF SECTION
----------                                              --------------------------------
1008                         Limitation on Consolidated Debt.
                             Provides that PageNet will not, and will not allow any of its restricted subsidiaries to issue, assume, incur or guaranty any debt unless, after giving effect to such debt, the ratio of the aggregate principal amount of debt of PageNet and its restricted subsidiaries on the most recent quarterly or annual balance sheet to four times the preceding quarter's pro forma consolidated cash flow is less than 6.5 to 1.
1009                         Limitation on Certain Debt.
                             PageNet will not incur any debt that would be subordinate to any senior debt and senior to any of the PageNet notes. Senior debt includes:
                             -      any debt outstanding pursuant to the credit facility;
                             -      any obligation for borrowed money;
                             -      any obligation evidenced by bonds, debentures, notes or other similar instruments;
                             -      any reimbursement obligation under letters of credit, bankers' acceptances or similar facilities;
                             -      any capital lease obligation;
                             -      any of the foregoing obligations that PageNet has guaranteed for another person;
                                    and
                             -      any payment obligations under interest rate swaps or foreign currency hedge agreements required by the credit facility.
1010                         Limitation on Restricted Payments.
                             Provides that PageNet will not make any restricted payments if (1) an event of default has occurred and is continuing or (2) after giving effect to the restricted payment, the total of all restricted payments made after the date of the indenture exceeds the sum of: (a) the difference between 100% of the cumulative consolidated cash flow between December 31, 1993 and the last day of the quarter preceding the restricted payment for which financial statements are available and the product of 1.4 times the cumulative consolidated interest expense between December 31, 1993 and the last day of the quarter preceding the restricted payment for which financial statements are available, and (b) 100% of the net proceeds from the issuance of PageNet capital stock after the date of the indenture. Restricted payments include:
                             -      the declaration or payment of dividends on PageNet capital stock;
                             -      the purchase or redemption by PageNet or any restricted subsidiary of PageNet of any capital stock, options, warrants or rights to purchase capital stock of
                                    PageNet or any related person;
                             -      any loans, advances, capital contributions or investments in, or payment on a guarantee of, any affiliate or a related person, other than PageNet or a wholly owned restricted subsidiary of PageNet; and
                             -      the redemption or repurchase by PageNet or any restricted subsidiary of PageNet of any debt that is subordinate to the PageNet notes.
1011                         Limitations Concerning Distributions by and Transfers to Restricted Subsidiaries.
                             Provides that neither PageNet nor any restricted subsidiary of PageNet will allow any restrictions to be placed on the ability of a restricted subsidiary to:
                             -      pay dividends or pay any debt owed to PageNet;
                             -      make loans to PageNet or any restricted subsidiary of PageNet; or
                             -      transfer any of its assets to PageNet.

SECTION OF
INDENTURES                                              TITLE AND DESCRIPTION OF SECTION
----------                                              --------------------------------
1012                         Limitations on Transactions with Affiliates and Related Persons.
                             Provides that neither PageNet nor any restricted subsidiary of PageNet will enter into any transaction with any affiliate or related person. This restriction does not apply if:
                             -      a majority of the board of directors deem the transaction to be in the best interests of PageNet or such restricted subsidiary; and
                             -      the terms of the transaction are no less favorable than those that could have been obtained in an arms length transaction.
1013                         Limitation on Certain Asset Dispositions.
                             Provides that neither PageNet nor any restricted subsidiary of PageNet will make an asset disposition unless:
                             -      it receives consideration equal to the fair market value of the assets disposed of;
                             -      the consideration consists of cash, readily marketable cash equivalents or the assumption of debt; and
                             -      if the net proceeds from such disposition, after any investment made in the business of PageNet, exceed $5 million, 100% of such proceeds are used to:
                                    - pay down any debt outstanding under the credit facility to the extent the terms of the credit facility require such payments;
                                    - pay down any senior debt to the extent the terms of the debt require such payments; and
                                    - make an offer to purchase the 8.875% senior subordinated notes due 2006, the
                                      10.125% senior subordinated notes due 2007 and all other notes and pari passu debt on a pro rata basis to the extent the net proceeds available exceed $5 million.
1014                         Limitation on Issuances and Sales of Capital Stock of Wholly Owned Restricted
                             Subsidiaries.
                             Provides that PageNet will not permit any of its wholly owned restricted subsidiaries to transfer any capital stock unless all of the capital stock is transferred and the net available proceeds from the transfer are applied in accordance with Section 1013 which limits PageNet's ability to make asset dispositions. This section also provides that PageNet will not allow any of its wholly owned restricted subsidiaries to issue shares of capital stock, warrants, rights or options to acquire or securities convertible into shares of capital stock other than to PageNet or another wholly owned restricted subsidiary of PageNet.
1015                         Provision of Financial Statements.
                             Provides that as long as any of the PageNet notes are outstanding, PageNet will file with the SEC the annual reports, quarterly reports and other documents required to be filed under Sections 13(a) and 15(d) of the Exchange Act regardless of whether PageNet is required to do so. This section also provides that PageNet is to mail to each holder of the PageNet notes and file with the trustee copies of these reports within fifteen
                             (15) days of the date PageNet would be required to file these reports if it were subject to Sections 13(a) and 15(d) of the Exchange Act.

SECTION OF
INDENTURES                                              TITLE AND DESCRIPTION OF SECTION
----------                                              --------------------------------
1016                         Change of Control.
                             Provides that each holder of PageNet notes has the right to have PageNet repurchase their notes upon a change of control. Within thirty days following the consummation of the transaction resulting in a change of control, PageNet must offer to purchase all outstanding PageNet notes at a price equal to 101% of their aggregate principal amount plus accrued interest. A "change of control" is defined as the acquisition by any person or group of at least 50% of the voting power of all classes of voting stock or any change in the composition of a majority of the board of directors.
1018 of the 10%              Compliance with Rule 144A.
  indenture                  Provides that PageNet will use its best efforts to be subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act until the third anniversary of the later of (1) the date of the original issuance of the PageNet notes, and (2) the last date any of the PageNet notes were acquired from an affiliate of PageNet. If at any time PageNet is not subject to Sections 13 or 15(d) of the Exchange Act, PageNet will furnish such information as may be required to be delivered under paragraph (d)(4)
                             of Rule 144A.
1019 of the 10%              Resale of Certain Securities.
  indenture                  Provides that until the third anniversary of the last date of the original issuance of
                             PageNet notes, PageNet will not, and will use its best efforts not to permit any of its affiliates, to resell any reacquired PageNet notes to the extent they constitute
                             "restricted securities" under Rule 144 of the Securities Act.



ELIMINATION OF EVENTS OF DEFAULT



     The proposed amendments would eliminate the following events of default from Section 501 of the indentures.



SECTION OF
INDENTURES                            DESCRIPTION OF THE EVENT OF DEFAULT
----------                            -----------------------------------
501(3)                 PageNet's failure to pay any principal or interest pursuant to an offer to purchase contemplated by Sections 1013 which limits
                       PageNet's ability to make asset dispositions or 1016 which specifies PageNet's obligation to repurchase the PageNet notes upon a changes of control.
501(4)                 PageNet's breach of Section 801 which limits the ability of
                       PageNet to consolidate, merge or otherwise dispose of
                       substantially all of its assets.
501(6)                 The default by PageNet, or any restricted subsidiary of PageNet, under any bond, debenture, note or any mortgage, indenture or instrument with an outstanding principal amount in excess of $5 million which results in such debt becoming due prior to the stated maturity or the failure to pay any principal when due.
501(7)                 A final judgement in excess of $5 million entered against PageNet or any restricted subsidiary of PageNet which remains
                       undischarged or unbonded for 60 consecutive days after final judgement.
501(8)                 The entry of a decree or order for relief in respect of PageNet or any restricted subsidiary of PageNet in an involuntary case or proceeding under any federal or state bankruptcy or other similar law, or the entry of any order or decree that:
                       -    adjudges PageNet or any restricted subsidiary of PageNet a bankrupt or insolvent;
                       -    approves as properly filed a petition seeking reorganization of PageNet or any restricted subsidiary of PageNet under any applicable federal or state law;

SECTION OF
INDENTURES                            DESCRIPTION OF THE EVENT OF DEFAULT
----------                            -----------------------------------
                       -    appoints a custodian or other similar official of PageNet or any restricted subsidiary of PageNet or of any substantial part of the property of PageNet or any restricted subsidiary of PageNet; or
                       -    requires the winding up or liquidation of the affairs of
                            PageNet or any restricted subsidiary of PageNet, where such order or decree is continued, unstayed or otherwise remains in effect for sixty consecutive days.
501(9)                 The commencement by PageNet, or any restricted subsidiary of
                       PageNet, of a voluntary case or proceeding under any federal or state bankruptcy or other similar law, or any other case in which
                       PageNet or any restricted subsidiary of PageNet is adjudicated to be a bankrupt or insolvent. This section also includes:
                       -    the consent by PageNet or any restricted subsidiary of
                            PageNet to the entry of a decree or order for relief in an involuntary case or proceeding under any federal or state
                            bankruptcy or other similar law;
                       -    the consent by PageNet or any restricted subsidiary of
                            PageNet to the commencement of any bankruptcy or insolvency case against it;
                       -    the filing or consent by PageNet or any restricted
                            subsidiary of PageNet to a petition or answer or consent
                            seeking reorganization or relief under any applicable
                            federal or state law;
                       -    the consent by PageNet to the appointment of a custodian or other similar official of PageNet or any restricted
                            subsidiary of PageNet or of any substantial part of the
                            property of PageNet or any restricted subsidiary of PageNet;
                       -    the making by PageNet or any restricted subsidiary of
                            PageNet of an assignment for the benefit of creditors; or
                       -    the admission in writing by PageNet or any restricted
                            subsidiary of PageNet that it is unable to pay its debts as they become due.



     The proposed amendments would also eliminate any references in the indentures and the PageNet notes to the sections specified above, including any sentences or provisions that refer or give effect exclusively to the sections specified above. The proposed amendments would also eliminate any defined terms in the indentures that are used solely in those deleted sentences, provisions, sections and subsections.

                                   THE MERGER


     PageNet stockholders will receive a joint proxy statement/prospectus in which PageNet's board of directors will ask them to approve the merger and the merger agreement. PageNet stockholders should refer to that joint proxy statement/prospectus for a description of Arch's reasons for the merger and other information that was considered by Arch's board of directors in reaching their decision to approve the merger.


GENERAL


     Arch and PageNet have agreed to merge on the terms set forth in the merger agreement. Through the merger, PageNet will become a wholly owned subsidiary of Arch. The merger will be accompanied by a recapitalization of PageNet and Arch resulting from the exchange of debt for common stock in the PageNet and Arch exchange offers.


     The merger agreement provides that:


     - PageNet will merge with a wholly owned subsidiary of Arch. In the merger, each share of PageNet common stock, including shares issued to PageNet senior subordinated noteholders in the PageNet exchange offer, will be converted into 0.1247 shares of Arch common stock. On November 5, 1999, the last trading day before the public announcement of the proposed merger, PageNet's common stock had a closing price of $0.96875 per share, compared to $0.84952 for 0.1247 shares of Arch common stock. On
                 , the last trading day for which information was available prior to the first mailing of this prospectus, PageNet's common stock had a trading value of $ per share compared to $ for 0.1247 shares of Arch common stock.



     - Arch has agreed to conduct the Arch exchange offer, offering to exchange
       66.1318 shares of Arch common stock for each $1,000 principal amount at maturity of its discount notes. During 2000, Arch has issued 11,640,321 shares of Arch common stock and 1,000,000 shares of Arch Series D convertible preferred stock that automatically converts into common stock when the merger closes in exchange for discount notes tendered by Arch noteholders in negotiated transactions. If all of the remaining outstanding discount notes are exchanged, Arch will have issued a total of 29,651,984 shares of its common stock for all of its discount notes that were outstanding on November 7, 1999;



     - PageNet will conduct the PageNet exchange offer, offering to exchange up to 616,830,757 shares of PageNet common stock, which will be immediately exchanged for 76,918,795 shares of Arch common stock in the merger, and up to 68.9% of the equity interest in Vast, for all of PageNet's outstanding senior subordinated notes.



     - PageNet will distribute up to 11.6% of the equity interest in Vast to the holders of PageNet common stock in connection with the merger.


     - The Arch board of directors, after the merger, will consist of 12 directors. Six directors will be designated by the current Arch directors and three directors will be designated by the current PageNet directors. Each of the three largest holders of PageNet notes being exchanged for shares of PageNet common stock may also designate one director. To the extent any of these three largest holders do not designate directors, the current Arch directors will designate additional directors.

BACKGROUND OF THE MERGER


     At a board of directors meeting on June 10, 1999, the directors of PageNet discussed the possibility of a combination of PageNet with another major paging company. The other paging company's chief executive officer had indicated an interest in pursuing a possible combination with PageNet in a conversation initiated by John P. Frazee, Jr., PageNet's chief executive officer. During the preceding year, Mr. Frazee had reported to the directors on preliminary discussions about a possible combination of PageNet with two other major paging companies and a paging equipment provider. The directors supported such discussions, but the discussions did not proceed beyond a preliminary stage. Mr. Frazee advised the directors that he believed such a combination with the company which had now indicated interest in such a transaction could offer substantial synergies and cost savings. Mr. Frazee said he had discussed the possible combination with representatives of Goldman, Sachs & Co. and Morgan Stanley Dean Witter, which had been acting as PageNet's outside financial advisors with respect to possible strategic options, and that representatives of both Goldman Sachs and Morgan Stanley considered such a transaction to be possible. The directors supported continued discussion with the other paging company about a possible combination.


     On June 10, PageNet entered into a confidentiality agreement with the other paging company permitting the exchange of confidential information. Management personnel, lawyers and investment bankers from both companies subsequently met during June and July to conduct mutual due diligence, to further evaluate and analyze potential synergies and savings and to discuss various aspects of a possible combination.

     At a meeting on July 22, the PageNet directors again discussed the possibility of a combination with the other paging company. Representatives of Goldman Sachs and Morgan Stanley reviewed with the PageNet directors the overall industry trends, PageNet's strategic and financial position and the prospective combination. The directors concluded that a combination with the other paging company appeared to be desirable if acceptable financial terms, which had not yet been discussed, could be negotiated. After that meeting, due diligence and other discussions with the other paging company continued.


     In early August 1999, representatives of Goldman Sachs and Morgan Stanley met with the financial advisors for the other paging company to discuss possible financial and other terms of a combination and reported the outcome of such discussions to Mr. Frazee. Mr. Frazee then reported the outcome of those discussions to the directors. The directors concluded, based upon that meeting, that agreement on acceptable terms would not be possible. Mr. Frazee said that he continued to believe that a combination of PageNet with another major paging company was highly desirable and he recommended that PageNet approach Arch about a possible combination with PageNet. Mr. Frazee said that he believed that Arch was the only other paging company that offered the prospect for comparable synergies and cost savings. The directors supported such an approach to Arch.


     On August 6, Mr. Frazee met with C. Edward Baker, Jr., chief executive officer of Arch, to discuss the possibility of a business combination between PageNet and Arch.

     At a meeting on August 10, the Arch directors discussed the possibility of further consolidation within the wireless communications industry and the role that Arch might play in such consolidation. It was the consensus of the directors that Mr. Baker should continue discussions with PageNet concerning a possible business combination.


     On August 17, Mr. Frazee, Edward W. Mullinix, Jr., chief operating officer of PageNet, and Julian B. Castelli, senior vice president and chief financial officer of PageNet, met with Mr. Baker and J. Roy Pottle, executive vice president and chief financial officer of Arch. Mr. Baker and Mr. Frazee agreed that the two companies should explore the possibility of a combination.



     On August 26, PageNet and Arch entered into a confidentiality agreement permitting the mutual exchange of confidential information. On that date management of PageNet and Arch, together with representatives of Goldman Sachs and Morgan Stanley and Arch's financial advisor, Bear Stearns & Co., as well as outside counsel for both companies, met to review potential cost savings and synergies and to discuss structural and legal aspects of a possible combination. In early September, Mr. Frazee and Mr. Baker had further conversations about a possible combination.


     During the week of September 6, the chief executive officer of the other paging company contacted Mr. Frazee and indicated a strong desire to resume discussions of a possible combination. Mr. Frazee reported that contact to the PageNet directors at a board meeting on September 13. Mr. Frazee said that representatives of Goldman Sachs and Morgan Stanley had talked with the other paging company's financial advisors and believed there was now serious interest in a possible combination. The directors discussed the possible combination with the other paging company and also reviewed the discussions which had occurred with Arch.


     At the meeting on September 13, PageNet's directors also discussed PageNet's financial condition and concluded that PageNet needed additional outside financial advice because the failure to reverse continued declining revenues or sufficiently reduce operating costs, based upon preliminary third quarter results of operations, potentially threatened PageNet's liquidity and compliance with bank credit agreements and bond indentures. After that meeting, PageNet engaged Houlihan Lokey Howard & Zukin Capital as an additional financial advisor to advise PageNet with respect to the possible need for a recapitalization or other form of debt restructuring on a standalone basis or on the possibility that PageNet might seek to combine such a recapitalization with a merger with the other paging company or with Arch. Goldman Sachs, Morgan Stanley and Houlihan Lokey then resumed discussion with the other paging company's financial advisors about the possible terms of a combination.


     At a meeting of the Arch directors on September 28, Mr. Baker reported on the status of discussions with PageNet concerning a possible business combination, noting that such discussions remained very general. It was the consensus of the directors that Mr. Baker should continue such discussions.


     At a meeting of the PageNet board on October 1, representatives of Goldman Sachs, Morgan Stanley and Houlihan Lokey reviewed with the PageNet directors various possible alternatives, including PageNet's going forward without significant change in capital structure, the possibility of a stand-alone recapitalization, a potential merger without a recapitalization and a potential merger coupled with a recapitalization. The directors discussed the various options and concluded that a merger coupled with a recapitalization appeared to be the best alternative for all of PageNet's stakeholders, including its noteholders and stockholders. The directors discussed with the financial advisors the possible structure of such a transaction and the risks and other difficulties associated with its consummation. The advisors indicated that they had discussed the possibility of such a combined merger and recapitalization with the other paging company, which was interested in pursuing such a transaction. The directors authorized management and the advisors to seek to negotiate such a transaction with the other paging company, recognizing that, depending on the course of those negotiations, PageNet might also want to discuss such a transaction with Arch.


     Following that board meeting on October 1, PageNet's management, financial advisors and lawyers met with management, financial advisors and lawyers for the other paging company. Negotiations toward possible agreement on the terms of a transaction that would combine a merger with a recapitalization through exchange offers by both companies continued actively until the week of October 11, 1999. During that week, the other paging company communicated to PageNet, through its financial advisors, revised proposed financial terms of the transaction which were different and less favorable to PageNet than the terms previously discussed. In light of that change, and because of continuing uncertainty about whether agreement on financial and other aspects of the transaction could be reached and whether the transaction could be consummated, the directors decided that PageNet should contact Arch to determine if a transaction with Arch might be possible that would be more favorable to PageNet's stakeholders.


     On October 15, Mr. Frazee, Mr. Castelli and representatives of Houlihan Lokey met with Mr. Baker and representatives of Bear Stearns. Mr. Baker indicated a strong desire to try to negotiate a combination between PageNet and Arch. Following that meeting, the financial advisors for PageNet and Arch continued to discuss proposed financial terms of such a combination transaction.


     On an October 17 conference call, Mr. Baker provided an update to certain Arch directors on discussions with PageNet and its financial advisors. Mr. Baker noted that the financial advisors had discussed a business combination involving a simultaneous merger and recapitalization of both companies to be accomplished through exchange offers with certain existing noteholders. Mr. Baker reported that no consensus as to the allocation of the equity of a combined entity between the Arch and PageNet stockholders had emerged. Thereafter, Mr. Baker contacted other Arch directors and provided similar updates.

     At a board meeting on October 24, Goldman Sachs, Morgan Stanley and Houlihan Lokey reviewed with the PageNet directors the proposed terms of a possible merger with Arch and discussed various factors relating to the likelihood of successfully consummating such a transaction. The directors determined that the proposed merger with Arch appeared to be more favorable for PageNet and all of its stakeholders than the proposed transaction with the other paging company and also appeared to be more likely to be consummated successfully. The directors directed management and PageNet's legal and financial advisors to proceed as rapidly as possible to seek to negotiate an agreement for such a merger with Arch.


     At a meeting of the Arch directors on October 25, Mr. Baker reported on the status of the continuing discussions with PageNet, including proposed terms of a possible merger and recapitalization and the allocation of equity between the Arch and PageNet stakeholders. The directors determined that management and Arch's advisors should proceed with due diligence investigations and negotiation of a merger agreement.


     During the following week, management teams from PageNet and Arch met to review potential cost savings and synergies. In addition, financial advisors, legal counsel and management personnel from both companies carried out mutual due diligence investigations. Negotiations by the respective managements, financial advisors and counsel over the terms of a merger agreement between PageNet and Arch then proceeded intensively until a proposed definitive agreement was reached.

     At meetings held on November 1 and 2, management, Bear Stearns and Arch's counsel reviewed with the Arch directors the proposed terms of a business combination with PageNet, including a draft of a proposed merger agreement. Management and the financial and legal advisors to Arch were directed to seek to finalize the terms of a definitive agreement relating to the proposed merger.


     The directors of PageNet met on November 7 to consider the proposed merger agreement. At that meeting the directors reviewed:



     - the potential benefits and risks associated with the merger;



     - the estimated values to be realized by PageNet's stockholders and bondholders under the merger in comparison to the possible transaction with the other paging company and standalone alternatives;



     - the relative contributions of PageNet and Arch in relation to the shares in the combined enterprise to be received by their respective stakeholders;



     - the likelihood of consummation of the merger;



     - the future prospects of the combined company; and



     - various other matters.



At the meeting, representatives of each of Goldman Sachs, Morgan Stanley and Houlihan Lokey provided their formal analysis regarding the proposed transaction. After discussion, each of Houlihan Lokey and Morgan Stanley gave its oral opinion that as of November 7, the consideration to be received by the holders of PageNet common stock on such date pursuant to the merger and the Vast distribution, taken as a whole, was fair from a financial point of view and Goldman Sachs gave its oral opinion that as of November 7, 1999, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of PageNet common stock as of such date. Goldman Sachs, Morgan Stanley and Houlihan Lokey then indicated that they would confirm their opinions in writing. Representatives of Mayer, Brown & Platt, outside counsel to PageNet, reviewed with the PageNet directors the terms of the proposed merger agreement. After receiving advice from their financial and legal advisors and further deliberations, and taking into account the various factors described below under "-- PageNet's Reasons for Merger," the directors unanimously approved the proposed merger on the evening of November 7.


     The directors of Arch met on November 7 to consider the proposed merger agreement. The Arch directors unanimously approved the proposed merger on the evening of November 7.

     Later in the evening of November 7, the merger agreement was executed by PageNet and Arch.


     On January 7, 2000 the parties amended the merger agreement (1) to reduce the amount of senior secured debt financing that PageNet and Arch must obtain in order to effect the merger from $1.5 billion to $1.3 billion, and (2) to increase the percentage of its total common equity that Vast may set aside for an employee stock option, stock ownership or other similar plan from 15% to 20%.



     On May 10, 2000, PageNet and Arch entered into a further amendment of the merger agreement which, among other things,



     - extends the date on which either PageNet or Arch may terminate the merger agreement if the merger has not been consummated from June 30, 2000 to September 30, 2000, subject to further extension in certain circumstances;



     - eliminates the requirement that a specified percentage of Arch's 10 7/8% discount notes due 2008 be exchanged for shares of Arch common stock as a condition to the merger;



     - eliminates the requirement that the outstanding shares of Arch's Series C convertible preferred stock convert into shares of Arch common stock as a condition to the merger;



     - provides for the conversion, in Arch's discretion, of Arch's Class B common stock into shares of Arch common stock upon the effectiveness of the merger; and



     - provides that holders of PageNet's common stock outstanding at the date of the stockholders meeting at which the merger is approved shall have appraisal rights as required by applicable law.


PAGENET'S REASONS FOR THE MERGER


     PageNet's directors believe that the merger represents the best alternative to maintain and realize value for PageNet and all of its stakeholders, including its stockholders and noteholders. In reaching its decision to approve the merger, the directors consulted with PageNet's financial and legal advisors and took into account, without limitation, the following conclusions and factors:



     - A combination of PageNet with another major paging company is highly desirable, if not essential, to achieve cost savings and other synergies needed to remain competitive in the wireless communications industry. The combined company will begin to achieve some savings from the Arch/PageNet combination immediately. The full amount of such savings, which is estimated to be approximately $100 million annually, is expected to be achieved within 18 months after the merger.



     - A substantial reduction of PageNet's outstanding debt is highly desirable, if not essential, to enable PageNet to continue to have the cash liquidity and other financial resources and flexibility needed to be a viable enterprise and to compete effectively in the wireless communications industry. The combined company after the merger will have a substantially lower ratio of total debt to cash flow.



     - Achieving substantial debt reduction in conjunction with a combination with another major paging company, because of the greater value achieved through cost savings and synergies, is substantially more beneficial to PageNet and all of its stakeholders than any reduction of debt on a standalone basis.



     - The combination with Arch is the best alternative available to PageNet and its stakeholders based upon the financial, managerial and other characteristics of the combined company and based upon the greater value expected to be realized by PageNet's noteholders and stockholders under the Arch transaction in comparison to any alternative.



     - While subject to substantial risks and uncertainties, the merger with Arch is more likely to be consummated than the possible combination transaction with the other paging company.



     - No prospective acquiror or other merger partner, other than Arch and the other paging company, has expressed interest in discussing a possible combination transaction with PageNet.

     - PageNet's failure to reverse its continued decline in revenues, and its resulting loss of liquidity, makes it critical for PageNet to move forward to achieve a more viable capital structure.



     - The structure of the transaction enables PageNet's current noteholders and stockholders to retain an equity ownership in Vast, which may have future value if its wireless solutions business is successful.


     - The merger is structured as a "reorganization" for federal income tax purposes so that stockholders of PageNet will not recognize gain on the exchange of their shares for Arch's shares although it is expected that the receipt of Class B common stock of Vast will be taxable.


     - The oral opinions of Houlihan Lokey and Morgan Stanley, subsequently confirmed in writing that, as of November 7, 1999, the consideration to be received by the holders of PageNet common stock pursuant to the merger and the Vast distribution, taken as a whole, was fair from a financial point of view to such holders and the oral opinion of Goldman Sachs, subsequently confirmed in writing, that, as of November 7, 1999, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of PageNet common stock.



In approving the merger, the directors also took into account factors such as:



     - the relative contributions of PageNet and Arch to the revenues and cash flow of the combined company;



     - the historical and current trading prices of the common stock of PageNet and Arch;



     - valuations of other comparable companies; and



     - overall trends in the paging business and the telecommunications industry.


     PageNet's directors also considered various potential risks relating to the merger, including, without limitation, the following:


     - Various conditions of the merger may not be satisfied, including the need to consummate the exchange offers, to obtain continued bank financing following the merger, and to receive required regulatory approvals, and the merger may therefore not be consummated.



     - It may be impossible to consummate the merger except through a prepackaged chapter 11 bankruptcy plan, and such plan may require consents which cannot be obtained or may not be approved by the Bankruptcy Court or, even if successful, may cause serious disruption of PageNet's business.



     - PageNet may not have sufficient cash to maintain its operations during the time necessary to consummate the merger.



     - A termination fee of $40.0 million is payable to Arch if the agreement is terminated as a result of a superior offer, potentially imposing a substantial financial burden on PageNet.


     - The anticipated cost savings and other synergies may not be achieved, or management or other aspects of the two companies may not be successfully integrated, resulting in substantial reduction in the projected value of the combined enterprise.


     - The merger agreement restricts some of PageNet's actions with respect to conducting its business prior to the merger, which may make it more difficult for PageNet to respond to changing competitive or financial circumstances.



The directors concluded that the risks were outweighed by the advantages of the merger.


     The discussion of the information and factors considered by PageNet's board of directors is not intended to be exhaustive but includes all material factors considered by PageNet's board of directors. In reaching its determination to adopt and recommend the merger, PageNet's board of directors did not assign any relative or specific weights to these factors, and individual directors may have given differing weights to differing factors.

OPINIONS OF FINANCIAL ADVISORS TO PAGENET


     The directors of PageNet received the opinions of their financial advisors described below as to the fairness of the consideration to be received by the current common stockholders of PageNet in the merger. The directors did not receive any opinion as to the terms of the exchange offer to be offered to PageNet noteholders but determined the exchange ratio of PageNet common stock for senior subordinated notes and other terms of such offer, with the advice of Houlihan Lokey, on a basis reasonably expected to result in the required level of acceptance from the noteholders.



  Opinion of Houlihan Lokey Howard & Zukin Capital



     Under a letter agreement, dated September 22, 1999, the board of directors of PageNet retained Houlihan Lokey to assist it in evaluating its strategic alternatives. As part of this engagement, PageNet requested that Houlihan Lokey evaluate whether the consideration to be received in the merger and the related transactions by the common stockholders of PageNet, holding shares as of the date of the opinion, was fair. At a special meeting of the board of directors of PageNet held on November 7, 1999, Houlihan Lokey presented the financial analyses it performed as part of its engagement. Houlihan Lokey also, at that meeting, delivered its oral opinion that, as of that date, the aggregate consideration to be received in the merger and related transactions by the persons that held PageNet common stock as of that date was fair to those persons from a financial point of view. Houlihan Lokey later confirmed its oral opinion in writing. The written opinion dated November 7, 1999, stated the considerations and assumptions upon which it was based.



     Although Houlihan Lokey assisted the PageNet board of directors in evaluating the terms of the financial restructuring, Houlihan Lokey was not retained to provide, and Houlihan Lokey did not provide, to PageNet an opinion that the financial restructuring, to be effected by exchanging new stock for old notes, was fair or advisable to the noteholders or any other person. Nor did Houlihan Lokey express an opinion on the relative values to be obtained by PageNet's noteholders or stockholders or PageNet itself as a result of the financial restructuring. In addition, Houlihan Lokey was not retained to provide, and did not provide, an opinion regarding the underlying business decision of PageNet to effect the merger or the financial restructuring.



     A COPY OF THE HOULIHAN LOKEY OPINION IS ATTACHED AS ANNEX F TO THIS PROXY STATEMENT/PROSPECTUS. YOU ARE URGED TO READ THE OPINION IN ITS ENTIRETY IN CONJUNCTION WITH YOUR REVIEW OF THIS DOCUMENT, ESPECIALLY THE SUMMARY OF THE HOULIHAN LOKEY OPINION SET FORTH BELOW. HOULIHAN LOKEY'S OPINION IS FOR THE INFORMATION AND ASSISTANCE OF PAGENET'S BOARD OF DIRECTORS. IT DOES NOT, HOWEVER, CONSTITUTE A RECOMMENDATION TO ANY HOLDERS OF SHARES OF PAGENET AS TO HOW THEY SHOULD VOTE WITH RESPECT TO THE MERGER OR TO ANY HOLDERS OF INDEBTEDNESS OF PAGENET AS TO HOW THEY SHOULD VOTE WITH RESPECT TO THE FINANCIAL RESTRUCTURING.



     In arriving at its opinion, Houlihan Lokey, among other things:



     - reviewed PageNet's annual reports to stockholders and annual reports on Form 10-K for the fiscal year ended 1998;



     - reviewed PageNet's quarterly reports on Form 10-Q for the two quarters ended March 31, 1999 and June 30, 1999;



     - reviewed PageNet's company-prepared interim financial statements for the period ended September 30, 1999, which PageNet's management has identified as being the most current financial statements then available;



     - reviewed PageNet's proxy statement dated April 12, 1999;



     - reviewed selected other documents of PageNet filed with the SEC;

     - reviewed Arch's annual reports to stockholders and annual reports on Form 10-K for the fiscal years ended 1997 and 1998;



     - reviewed Arch's selected interim reports to stockholders on Form 10-Q;



     - reviewed selected documents of Arch filed with the SEC regarding its acquisition of MobileMedia;



     - reviewed the merger agreement;



     - reviewed the indenture dated July 15, 1995 of PageNet's 10% senior subordinated notes due October 15, 2008, supplemented by a second supplemental indenture dated October 15, 1996;



     - reviewed the indenture dated July 15, 1995 of PageNet's 10.125% senior subordinated notes due August 1, 2007, supplemented by a first supplemental indenture dated July 15, 1995;



     - reviewed the indenture dated January 15, 1994 of PageNet's 8.875% senior subordinated notes due February 1, 2006, supplemented by a first supplemental indenture dated January 15, 1994;



     - reviewed the second amended and restated credit agreement of PageNet and certain of its subsidiaries, the amended and restated loan agreement of PageNet of Canada Inc., and certain related documents;



     - met with members of the senior management of PageNet to discuss the operations, financial condition, future prospects and projected operations and performance of PageNet, and met with representatives of PageNet's independent accounting firm, other investment bankers and counsel to discuss related matters;



     - visited selected PageNet facilities and business offices;



     - reviewed selected forecasts and projections prepared by PageNet's management for the years ended December 31, 1999 through 2004 and for the quarters ended September 30, 1999 through December 31, 2000;



     - reviewed certain forecasts and projections for Arch prepared by its management;



     - reviewed analyses prepared by and met with management of PageNet and Arch to discuss expected cost savings and other expected synergies resulting from the merger;



     - reviewed the historical market prices and trading volume for PageNet's publicly traded securities;



     - reviewed other publicly available financial data for companies that Houlihan Lokey considered comparable to PageNet, and publicly available prices and premiums paid in other transactions that Houlihan Lokey considered similar to the merger;



     - reviewed drafts of documents to be delivered at the closing of the merger; and



     - conducted other studies, analyses and inquiries as Houlihan Lokey considered appropriate.



     In giving its opinion, Houlihan Lokey assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or supplied to Houlihan Lokey by PageNet without independently verifying that information. Houlihan Lokey assumes no responsibility with respect to that information. Houlihan Lokey also relied upon the advice of management of PageNet that the financial forecasts and other information provided to or discussed with Houlihan Lokey were reasonably prepared and reflected the best currently available estimates of the future financial results and condition of PageNet and that there has been no material change in the assets, financial condition, business or prospects of PageNet since the date of the most recent financial statements made available to Houlihan Lokey.



     Houlihan Lokey did not physically inspect or independently appraise any of the properties or assets of PageNet. Houlihan Lokey's opinion is necessarily based on business, economic, market and other conditions that existed on the date of its opinion. Houlihan Lokey has no duty or obligation to advise

PageNet or any other person as to whether any change in any fact or matter that Houlihan Lokey learns of after the date of its opinion would affect its opinion unless applicable law would require that disclosure.



     Houlihan Lokey also assumed that the merger would be completed according to the terms of the merger agreement and that no condition contained in that agreement would be waived and there would otherwise not be any material modifications to the terms of the agreement.



     The following is a summary of the significant financial analyses performed by Houlihan Lokey in preparing its opinion:



     Stand-Alone Analysis. Houlihan Lokey analyzed the valuation of PageNet on a stand-alone basis, which means the value of PageNet if it elected to remain an independent entity. Houlihan Lokey used three theoretical approaches to estimate this value: (1) using multiples from comparable companies that have recently been acquired; (2) using multiples from comparable publicly traded companies; and (3) using a discounted cash flow analysis. Based on these analyses described below, Houlihan Lokey observed that the enterprise value of PageNet was less than the face amount of its total debt. Enterprise value is a term used to describe the total value of a company. One can calculate the implied equity value by subtracting total debt from the enterprise value. Thus, enterprise value represents the total value of a company regardless of whether it has any debt, while the equity value represents the residual value left for the stockholders after subtracting debt from the enterprise value. As such, it was concluded that there was no equity value in PageNet remaining for its equity holders in the event PageNet remained as a stand-alone operation, resulting in an "equity shortfall." Houlihan Lokey performed this analysis in order to provide the board of directors of PageNet with a basis against which it could compare the range of projected valuations offered by the combined entity assuming completion of the proposed restructuring and merger.



          Comparable Company and Comparable Transaction Analyses. To arrive at a range of stand-alone valuations for PageNet, Houlihan Lokey applied a range of multiples to representative financial statistics of PageNet, such as net revenues, earnings before interest, income taxes, depreciation and amortization, and total units in service or subscribers. Net revenue multiples are stated as ratios, and therefore are followed by an "x" symbol. In order to calculate the implied value of a company, one must multiply the net revenue multiples by the subject company's net revenue figures. Earnings before interest, income taxes, depreciation and amortization multiples are also stated as ratios, and are also followed by an "x" symbol. In order to calculate the implied value of a company, one must multiply the earnings before interest, income taxes, depreciation and amortization multiples by the subject company's earnings before interest, income taxes, depreciation and amortization. Subscriber multiples, however, are stated in U.S. dollars. In order to calculate the implied value of a company, one must multiply the subscriber multiples by the subject company's number of subscribers. Houlihan Lokey selected these multiples from two sources: multiples of other comparable public companies, also known as trading multiples, and multiples derived from comparable merger and acquisition transactions, also know as transaction multiples. Houlihan Lokey determined that it was appropriate to apply these multiples to PageNet's quarter ended September 30, 1999 net revenues multiplied by four, earnings before interest, income taxes, depreciation and amortization multiplied by four, and total units in service or subscribers. Net revenues and earnings before interest, income taxes, depreciation and amortization were multiplied by four to annualize the numbers. The representative financial statistics and ranges of multiples used by Houlihan Lokey in these analyses are summarized below.



                                                        TRADING        TRANSACTION
                                       STATISTIC       MULTIPLES        MULTIPLES
                                     -------------   --------------   --------------
                                     (IN MILLIONS)
Net Revenues.......................      $932        1.40x to 1.60x   1.50x to 1.75x
Earnings before interest, income
  taxes, depreciation and
  amortization.....................      $278        4.0x to 5.0x     4.5x to 5.5x
Subscribers........................       9.3        $140 to $160     $150 to $170



          Discounted Cash flow Analysis. Houlihan Lokey also performed a discounted cash flow analysis. A discounted cash flow analysis is one measure used to determine the value of a company. By projecting out over a specified period, a future stream of cashflows that the company may generate and then deducting or "discounting" those cash flows to the present using a rate that typically corresponds to the company's expected cost of capital during that period, the value that a third party might pay today for those future cashflows can be determined. In the discounted cash flow analysis Houlihan Lokey calculated the present value of the estimated future cash flows of PageNet based on a range of terminal multiples of 4.5x to 5.5x earnings before interest, income taxes, depreciation and amortization, that is, multiples used to measure the "value" of PageNet at the end of a specified period, and a range of discount rates of 13.0% to 15.0%. Houlihan Lokey then calculated a range of values for Vast based on a range of revenue multiples derived from trading values for companies comparable to Vast. This analysis indicated a range of value for Vast of $250 million to $350 million.



          Based on the above analyses, Houlihan Lokey selected ranges for PageNet's stand-alone enterprise and equity values, including the value of Vast. The selected ranges were as follows:



                              STAND-ALONE ANALYSIS


                                ($ IN MILLIONS)



                                        ENTERPRISE   ENTERPRISE    EQUITY      EQUITY
                                          VALUE        VALUE      SHORTFALL   SHORTFALL
                                          (LOW)        (HIGH)       (LOW)      (HIGH)
                                          --------   ----------   ---------   ---------
Comparable Companies..................    $1,450       $1,850       $(550)      $(150)
Comparable Transactions...............     1,550        1,950        (450)        (50)
Discounted Cash Flow..................     1,574        1,844        (430)       (160)



     Market Trading Price Capitalization Analysis. Houlihan Lokey also analyzed the trading values of PageNet's publicly traded securities and bank loans prior to the announcement of the transaction.



     The market values of PageNet's publicly traded securities and bank loans were as follows:



                       CATEGORY                          ($ IN MILLIONS)
                       --------                          ---------------
Credit Facility........................................      $  633
Other Debt.............................................      $    2
Subordinated Notes.....................................      $  432
Common Stock...........................................      $  101
                                                             ------
Total Trading Market Capitalization....................      $1,168



     Houlihan Lokey observed that while the total trading market capitalization of PageNet was approximately $832 million less than the $2.0 billion face amount of its debt obligations, the common stock continued to have a trading value of approximately $101 million.



     Contribution Analysis. Houlihan Lokey also analyzed the percentage contributions that PageNet and Arch would each make to the estimated net revenues, earnings before interest, income taxes, depreciation and amortization (excluding Vast), capital expenditures and earnings before interest, income taxes, depreciation and amortization minus capital expenditures of the combined company. Houlihan Lokey performed that analysis for the third quarter of fiscal year 1999 based on management's latest available estimates for third quarter results as of the date of its opinion. The analysis indicated the following:



                                                      CONTRIBUTION ANALYSIS 3Q 1999
                                                      -----------------------------
                                                                         ARCH
                 THIRD QUARTER 1999                    PAGENET      COMMUNICATIONS
                 ------------------                   ---------    ----------------
Net Revenues........................................      54%             46%
Earnings before interest, income taxes, depreciation
  and amortization, excluding Vast..................      51%             49%
Capital Expenditures................................      67%             33%
Earnings before interest, income taxes, depreciation
  and amortization, less capital expenditures.......      30%             70%

     Immediately following completion of the merger, the stakeholders who participated in the restructuring of PageNet and the stakeholders who participated in the restructuring of Arch would own approximately 52.0% and 48.0%, respectively, of the combined company's common stock outstanding. By applying the mid-point of the earnings before interest, income taxes, depreciation and amortization multiples on the combined company's earnings before interest, income taxes, depreciation and amortization, Houlihan Lokey calculated the enterprise value of the combined company. Then, total debt of the combined company was subtracted from the combined enterprise value to derive the combined company's implied equity value. Houlihan Lokey then used the same mid-point of the earnings before interest, income taxes, depreciation and amortization multiples on both PageNet's and Arch's earnings before interest, income taxes, depreciation and amortization figures separately to derive the "relative enterprise value" of each company. Enterprise values derived in such a fashion are "relative" because the values of two separate companies are derived by using the same earnings before interest, income taxes, depreciation and amortization multiples. Then, Houlihan Lokey subtracted the total debt of each company to derive the implied equity values of each company. Houlihan Lokey then observed that the implied equity value of PageNet divided by the combined company's implied equity value was approximately 51% and the implied equity value of Arch divided by the combined company's implied equity value was approximately 49%.



     Combination Valuation Analysis. Houlihan Lokey also analyzed ranges of value for the combined entity. To arrive at these ranges, 19.5% of the value of Vast was included in this analysis, using the same underlying range of values for Vast as determined in the stand-alone analysis. The 19.5% of the value of Vast represents the portion of Vast that is to be retained by the combined entity.



     For the trading multiples approach, Houlihan Lokey used the pro forma levels for third quarter 1999 and projected second quarter 2000 annualized net revenues, earnings before interest, income taxes, depreciation and amortization and subscriber value. For the transaction multiples approach, Houlihan Lokey used the projected second quarter 2000 annualized net revenues, earnings before interest, income taxes, depreciation and amortization and subscriber value. Houlihan Lokey used the second quarter 2000 projected statistics for the transaction multiples approach because it was anticipated that the merger of PageNet and Arch would be consummated at or near that time period.



                                                            MARKET TRADING     TRANSACTION
                                              STATISTIC        MULTIPLES        MULTIPLES
                                            -------------   ---------------   --------------
                                            (IN MILLIONS)
Third Quarter 1999
  Net Revenues............................     $1,715       1.50x to 1.75x          NA
  Earnings before interest, income taxes,
     depreciation and amortization........     $  540        5.0x to 6.0x           NA
  Subscribers.............................       16.3        $150 to $175           NA
Second Quarter 2000
  Net Revenues............................     $1,679       1.50x to 1.75x    1.75x to 2.00x
  Earnings before interest, income taxes,
     depreciation and amortization........     $  567        4.5x to 5.5x      5.5x to 6.5x
  Earnings before interest, income taxes,
     depreciation and amortization with
     synergies............................     $  647        4.5x to 5.5x      5.5x to 6.5x
  Subscribers.............................       16.0        $150 to $175      $175 to $200



     In the discounted cash flow analysis Houlihan Lokey calculated the present value of the estimated future cash flows of the combined entity based on a range of terminal multiples of 4.5x to 5.5x to earnings before interest, income taxes, depreciation and amortization and a range of discount rates of 13.0% to 15.0%.



     Based on these analyses Houlihan Lokey again selected a range of enterprise values for the combined company, which after subtracting $1.8 billion of pro forma debt and adding the 19.5% of the value of Vast to be retained by the combined entity, yielded a range of equity values for the new company of $850 million to $2.0 billion. Houlihan Lokey then determined the range of value available to holders of PageNet's common stock by multiplying their 7.5% ownership by the above range and adding the value of their retained direct interest in Vast of 11.6%. This yielded a range of value of $93 million to $193 million, or approximately $0.89 to $1.86 per share.



     Pro Forma Analysis. Houlihan Lokey analyzed the pro forma impact or the impact that the combined company would have going forward, of the restructuring and the merger on various financial ratios used to determine a company's creditworthiness. These analyses demonstrated that based on the five categories listed below, the creditworthiness of the combined company would significantly improve as a result of the proposed transactions over the station of PageNet on a stand-alone basis.



                            CREDIT STATISTICS IMPACT



                                                                     PAGENET AND         PAGENET AND
                                                       PAGENET          ARCH                 ARCH
                                                       -------   -------------------   ----------------
                                                                 (WITHOUT SYNERGIES)   (WITH SYNERGIES)
Total book debt to annualized earnings before
  interest, income taxes, depreciation and
  amortization.......................................     7.3x           3.3x                 2.9x
Total book debt per subscriber.......................  $   224          $ 113               $  113
Earnings before interest, income taxes, depreciation
  and amortization/pro forma interest expense........     1.5x           2.5x                 2.9x
(Earnings before interest, income taxes, depreciation
  and amortization less capital expenditures)/pro
  forma interest expense.............................     0.7x           1.2x                 1.6x
Representative latest quarter annualized free cash
  flow ($ millions)..................................  $ (62.2)         $53.3               $133.2



     Alternatives Considered. In addition to considering the proposed restructuring and merger transactions, Houlihan Lokey also reviewed with the board of directors of PageNet the advantages and disadvantages of maintaining the status quo or engaging in a stand-alone restructuring, an outright sale, or merging with one or more paging or telecommunications companies in a similar transaction. In assessing these alternatives, Houlihan Lokey considered, among other things:



     - theoretical valuation implications;



     - relative value allocation;



     - likely financial impact on underlying business operations;



     - timing and cost required to close; and



     - the complexity and inherent risk of closing each alternative.



     Houlihan Lokey performed a variety of financial and comparative analyses solely for the purpose of providing its opinion to the PageNet board that the aggregate consideration to be received in the merger and related transactions by the common stockholders of PageNet is fair to those persons from a financial point of view. The summary of these analyses is not a complete description of the analyses performed by Houlihan Lokey. Preparing a fairness opinion is a complex analytic process and is not readily susceptible to partial analysis or summary description. Houlihan Lokey believes that its analyses must be considered as a whole. Selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses and its opinion.



     In its analyses, Houlihan Lokey made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of PageNet and Arch. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis do not necessarily indicate actual values or predict future results or values. These may be significantly more or less favorable than those suggested by these analyses. In addition, analyses relating to the value of the businesses or securities are not appraisals and do not reflect the prices at which the businesses or securities may actually be sold or the prices at which their securities may trade. As a result, these analyses and estimates are inherently subject to substantial uncertainty.



     Houlihan Lokey's opinion and financial analyses were not the only factors considered by the PageNet board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the PageNet board of directors or management.



     Under the terms of Houlihan Lokey's engagement, PageNet has agreed to pay Houlihan Lokey an advisory fee estimated to be $12.1 million for the services provided in connection with the merger and restructuring. A substantial portion of this fee will not be paid unless and until the merger and related transactions are completed. PageNet has agreed to reimburse Houlihan Lokey for travel and other out-of-pocket expenses incurred in performing its services, including the fees and expenses of Houlihan Lokey's legal counsel, and to indemnify Houlihan Lokey and related persons against liabilities, including liabilities under the federal securities laws, arising out of Houlihan Lokey's engagement.



     Houlihan Lokey is a nationally recognized investment banking firm and was selected by PageNet based on Houlihan Lokey's experience and expertise with respect to restructuring and merger and acquisition transactions. Houlihan Lokey regularly engages in the valuation of businesses and their securities in connection with restructuring and mergers and acquisitions.


  Opinion of Goldman, Sachs & Co.


     PageNet retained Goldman Sachs on August 1, 1999, to act as one of its financial advisors in connection with the merger and the Vast distribution. Goldman Sachs is an internationally recognized investment banking firm and was selected by PageNet based on the firm's reputation and experience in investment banking in general and its recognized expertise in the valuation of businesses, as well as its prior investment banking relationship with PageNet. On November 7, 1999, at the meeting of PageNet's board of directors, Goldman Sachs delivered to PageNet's board its oral opinion (which was subsequently confirmed in a written opinion dated as of November 7, 1999) that, as of such date and based on and subject to the matters set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of PageNet common stock as of the date of its opinion.



     YOU SHOULD CONSIDER THE FOLLOWING WHEN READING THE DISCUSSION OF THE GOLDMAN SACHS OPINION IN THIS DOCUMENT:



     - WE URGE YOU TO READ CAREFULLY THE ENTIRE OPINION OF GOLDMAN SACHS, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, AND WHICH IS ATTACHED AT ANNEX G OF THIS PROSPECTUS.


     - GOLDMAN SACHS' ADVISORY SERVICES AND OPINION WERE PROVIDED TO PAGENET'S BOARD FOR ITS INFORMATION IN ITS CONSIDERATION OF THE MERGER AND THE OPINION WAS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF PAGENET COMMON STOCK AS OF THE DATE OF ITS OPINION.

     - GOLDMAN SACHS' OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF PAGENET COMMON STOCK AS TO HOW TO VOTE ON THE MERGER OR ANY RELATED MATTER.

     In connection with its opinion, Goldman Sachs reviewed among other things, the following:

     - the merger agreement;


     - the annual reports to stockholders and annual reports on Form 10-K of PageNet and Arch for each of the previous five years;



     - certain interim reports to stockholders and quarterly reports on Form 10-Q of PageNet and Arch;

     - certain other communications from PageNet and Arch to their respective stockholders;

     - certain historical financial information and other information for Vast; and


     - certain internal financial analyses and forecasts for PageNet, Vast and Arch prepared by their respective managements, including certain cost savings and operating synergies projected by the managements of PageNet and Arch to result from the transactions contemplated by the merger agreement.



     Goldman Sachs also held discussions with members of the senior management of PageNet and Arch regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions contemplated by the merger agreement and with those persons and with members of the senior management of Vast regarding the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for the PageNet common stock and the Arch common stock, compared certain financial and stock market information for PageNet and Arch and certain financial information for Vast with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the paging and communications industry specifically and in other industries generally and performed such other studies and analyses as it considered appropriate. At the direction of PageNet's board, Goldman Sachs also read certain analyses performed on behalf of PageNet by Houlihan Lokey regarding
(i) the proposed financial restructuring (which we refer to in this document as the "financial restructuring"), in which (A) certain outstanding debt securities of PageNet would be exchanged for 616.8 million shares of PageNet common stock and (B) certain outstanding debt securities and preferred stock of Arch would be exchanged for 31.7 million shares of Arch common stock and (ii) the possible restructuring of PageNet's outstanding debt on a stand-alone basis (which we refer to in this document as the "stand-alone restructuring"). Goldman Sachs also reviewed with PageNet and its other financial advisors, including Houlihan Lokey, certain options available to PageNet, other than alternative business combinations, for addressing PageNet's liquidity needs. In addition, Goldman Sachs also reviewed the tax analysis prepared by the management of PageNet and PageNet's accountants with respect to the transactions contemplated by the merger agreement, including, without limitation, the financial restructuring and the Vast distribution.



     Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In this regard, Goldman Sachs assumed with the consent of PageNet's board that the financial forecasts, including the underlying assumptions, provided to it and discussed with it with respect to PageNet, Vast and Arch after giving effect to the transactions contemplated by the merger agreement, including, without limitation, certain cost savings and operating synergies projected by the managements of PageNet and Arch to result from the transactions contemplated by the merger agreement have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of PageNet, Vast and Arch, as applicable.



     Without making an independent evaluation of the matters contained therein and with the consent of PageNet's board, Goldman Sachs relied upon the certain analyses prepared by Houlihan Lokey referenced above for, among other things, purposes of analyzing the impact of the stand-alone restructuring on the holders of the shares of PageNet common stock on the date of its opinion. In that regard, Goldman Sachs also took into account the view of the management of PageNet with respect to the likely impact of a stand-alone restructuring on the holders of the shares of PageNet common stock on the date of its opinion. In addition, without making an independent evaluation of the matters contained therein and with the consent of PageNet's board, Goldman Sachs relied upon the tax analysis prepared by the management of PageNet and PageNet's accountants referenced above.



     Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of PageNet, Vast or Arch or any of their subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs' opinion does not address the relative merits of the transactions contemplated pursuant to the merger agreement as compared to any alternative business transaction that might be available to PageNet. Goldman Sachs' opinion was provided for the information and assistance of PageNet's board in connection with its consideration of the transactions contemplated by the merger agreement and such opinion does not constitute a recommendation as to how any holder of PageNet common stock should vote with respect to such transactions. Goldman Sachs' opinion was necessarily based upon conditions as they existed and could be evaluated by it on the date of its opinion and Goldman Sachs assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after the date of its opinion. Goldman Sachs' opinion does not imply any conclusion as to the likely trading range of Arch common stock or shares of Vast following consummation of the transactions contemplated by the merger agreement, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. In rendering its opinion, Goldman Sachs assumed, with the consent of PageNet's board, that the financial restructuring, the Vast distribution and the other transactions contemplated by the merger agreement will be completed in the manner set forth in the merger agreement, including without limitation, that an aggregate of (1)
616.8 million shares of PageNet common stock will be issued pursuant to the PageNet Exchange Offer (as defined in the merger agreement) and (2) 29.6 million shares of Arch common stock will be issued pursuant to the Arch Exchange Offer (as defined in the merger agreement) and that the outstanding preferred stock of Arch will be converted into 2.1 million shares of Arch common stock.



     Goldman Sachs' opinion related solely to the fairness from a financial point of view of the exchange ratio to the holders of shares of PageNet common stock on the date of its opinion. Goldman Sachs did not express any opinion concerning the consideration to be received by any other security holder of PageNet pursuant to the financial restructuring, the Vast distribution or any other transaction contemplated by the merger agreement or the fairness of the financial restructuring to the holders of shares of PageNet common stock on the date of its opinion.


     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with PageNet, having acted as its financial advisor from time to time, including having acted as its managing underwriter in May 1992 in an offering of approximately 6 million shares of PageNet common stock, as its private placement agent for an aggregate of approximately $1.2 billion principal amount in senior subordinated notes in three offerings, one each in 1994, 1995 and 1996, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to the merger agreement. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of PageNet or Arch for its own account and for the accounts of customers.


     The following is a summary of material financial analyses used by Goldman Sachs in reaching its opinion and does not purport to be a complete description of the analyses performed by Goldman Sachs. Goldman Sachs performed its analysis under each of the following scenarios:



     - PageNet on a stand-alone basis (which we refer to in this document as the stand-alone analysis);



     - PageNet after the stand-alone restructuring (which we refer to in this document as the stand-alone restructuring analysis); and



     - PageNet after the financial restructuring (which we refer to in this document as the merger/ restructuring analysis).



     The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about November 4, 1999 and is not necessarily indicative of current market conditions. In the summaries below, unless otherwise specifically noted, references to forecasted financial information were derived from research analyst estimates. Readers should understand that the order of analyses and the results derived from these analyses described below do not represent relative importance or weight given to these analyses by Goldman Sachs. The summary of the financial analyses includes information presented in tabular format. IN ORDER TO UNDERSTAND FULLY THE FINANCIAL ANALYSES USED BY GOLDMAN SACHS, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT DESCRIBE COMPLETELY THE FINANCIAL ANALYSES.



  Historical and Comparative Common Stock Performance



     Goldman Sachs reviewed and analyzed the daily closing per share market prices and trading volume for PageNet common stock from November 4, 1998 to November 4, 1999. In addition, Goldman Sachs reviewed and analyzed the historical performance of PageNet common stock and Arch common stock based upon their respective indexed closing prices from November 4, 1998 to November 4, 1999, and compared such performance to the S&P 500 and a group of publicly traded paging companies as set forth in the table below.



     The following table depicts the percentage increases or decreases in the indexed prices of the referenced securities and indices for the period from November 4, 1998 to November 4, 1999:



                                                           % INCREASE/(DECREASE)
                                                           SINCE NOVEMBER 4, 1998
                                                           ----------------------
PageNet..................................................            (87)%
Arch.....................................................             42%
S&P 500..................................................             22%
SkyTel Communications, Inc. .............................              9%
WebLink Wireless, Inc. (formerly known as PageMart
  Wireless, Inc.)........................................              3%
Metrocall, Inc. .........................................            (54)%



  Stand-Alone Analysis



     Discounted Cash Flow Analysis. Based on projections provided by the management of PageNet, Goldman Sachs performed a discounted cash flow analysis of PageNet on a stand-alone basis. The estimated future cash flows were based on financial projections for PageNet for the years 2000 through 2004. The terminal values of PageNet were calculated based on projected earnings before interest, income taxes, depreciation and amortization multiples for 2004 of 5.0x to 7.0x and a range of discount rates of 14.0% to 16.0%. Based on these parameters, Goldman Sachs calculated the equity values per share of PageNet common stock to range from $(4.95) to $(0.77).



     Selected Comparable Company Analysis. Goldman Sachs compared certain financial information of PageNet with that of a group of publicly traded paging companies as set forth in the table below. Such financial information included
(i) levered value as a multiple of current subscribers, (ii) levered value as a multiple of estimated 1999 and estimated 2000 revenue and (iii) levered value as a multiple of earnings before interest, taxes, depreciation and amortization on an annualized basis (which we refer to in this document as the run-rate earnings before interest, income taxes, depreciation and amortization) for second quarter 1999, estimated 1999 and estimated 2000 earnings before interest, income taxes, depreciation and amortization. Levered value represents the market value of the common equity plus the value of the debt (on a market or book value basis) less cash.

     The following tables present, as of November 4, 1999, the results of these analyses. The first table assumes that each company's debt is valued at its market value and the second assumes each company's debt is valued at its book value:



                                                                           LEVERED VALUE
                                   LEVERED VALUE                    TO EARNINGS BEFORE INTEREST,
                                    TO CURRENT     LEVERED VALUE     INCOME TAXES, DEPRECIATION
                                    SUBSCRIBERS     TO REVENUE            AND AMORTIZATION
                                   -------------   -------------   ------------------------------
                                                                      2QA
COMPARABLE COMPANIES                               1999E   2000E    RUN-RATE     1999E     2000E
--------------------                               -----   -----   ----------   -------   -------
Arch.............................      $177         1.7x    1.6x       5.0x        5.2x     4.7x
Metrocall........................       109         1.1     1.1        4.3         4.1      3.8
PageNet..........................        95         1.0     1.0        3.3         3.4      3.3
WebLink..........................       224         2.3     2.0       13.8        13.6      7.7


---------------


*  Market value of debt basis



                                                                           LEVERED VALUE
                                   LEVERED VALUE                    TO EARNINGS BEFORE INTEREST,
                                    TO CURRENT     LEVERED VALUE     INCOME TAXES, DEPRECIATION
                                    SUBSCRIBERS     TO REVENUE            AND AMORTIZATION
                                   -------------   -------------   ------------------------------
                                                                      2QA
COMPARABLE COMPANIES                               1999E   2000E    RUN-RATE     1999E     2000E
--------------------                               -----   -----   ----------   -------   -------
Arch.............................      $234         2.2x    2.1x       6.6x        6.8x      6.2x
Metrocall........................       175         1.8     1.7        6.9         6.5       6.0
PageNet..........................       204         2.2     2.3        7.1         7.4       7.1
WebLink..........................       290         2.9     2.9       17.8        17.6      10.0


---------------


*  Book value of debt basis



     Goldman Sachs calculated implied equity values per share of PageNet common stock by applying a median run-rate earnings before interest, income taxes, depreciation and amortization multiple of 4.7x, which represents the median estimated multiple for these selected comparable companies on a market value of debt basis, to PageNet's estimated run-rate earnings before interest, income taxes, depreciation and amortization for third quarter 1999, fourth quarter 1999, first quarter 2000, second quarter 2000, third quarter 2000 and fourth quarter 2000. PageNet's estimated run-rate earnings before interest, income taxes, depreciation and amortization for the periods described above was based upon projections provided by the management of PageNet. Based on this analysis, the implied equity values per share of PageNet common stock calculated by Goldman Sachs were not meaningful.



     No company utilized in Goldman Sachs' publicly traded comparable company analysis is identical to PageNet. Accordingly, an analysis of the above results necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of companies to which they are being compared. Goldman Sachs made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of PageNet, such as industry growth, the impact of competition on PageNet and the industry generally and the absence of any material adverse change in the respective financial conditions and prospects of PageNet or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using publicly traded comparable company data.



  Stand-Alone Restructuring Analysis



     For purposes of the stand-alone restructuring analysis, Goldman Sachs relied on the analysis prepared by Houlihan Lokey and assumed on that basis that the holders of PageNet common stock as of the date of its opinion would receive 5% of the remaining equity value of PageNet after the consummation of the stand-alone restructuring.

     Selected Comparable Company Analysis. Goldman Sachs compared certain financial information of PageNet with that of Arch, Metrocall and WebLink. For each of these comparable companies, Goldman Sachs calculated multiples of levered value (on a market value of debt basis) to second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization. The comparable company analysis described above yielded a range of second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization multiples of 3.3x to 13.8x.



     Goldman Sachs calculated implied equity values per share of PageNet common stock by applying a median run-rate earnings before interest, income taxes, depreciation and amortization multiple of 4.7x (which represents the median estimated multiple for these selected comparable companies) plus 0.5x (which represents an assumed multiple expansion due to the improved credit profile of PageNet resulting from the stand-alone restructuring) to PageNet's estimated run-rate earnings before interest, income taxes, depreciation and amortization for third quarter 1999, fourth quarter 1999, first quarter 2000, second quarter 2000, third quarter 2000 and fourth quarter 2000. PageNet's estimated run-rate earnings before interest, income taxes, depreciation and amortization for the periods described above was based upon projections provided by the management of PageNet. Based on this analysis, Goldman Sachs calculated the implied equity values per share of PageNet common stock to range from $0.17 to $0.37.



     As previously noted, an analysis of the above results involved complex considerations and judgments on the part of Goldman Sachs.



  Merger/Restructuring Analysis



     For purposes of the merger/restructuring analysis, Goldman Sachs relied on the analysis prepared by Houlihan Lokey and assumed that, as set forth in the merger agreement, the holders of PageNet common stock as of the date of its opinion would receive 7.5% of the remaining equity value of the combined company after the consummation of the financial restructuring and the merger.



     Discounted Cash Flow Analysis. Based on projections provided by the managements of PageNet and Arch, Goldman Sachs performed a discounted cash flow analysis of the combined company, excluding the value of Vast. The estimated future cash flows were based on the financial projections for PageNet and Arch for the years 2000 through 2004. The terminal values of PageNet and Arch were calculated based on projected earnings before interest, income taxes, depreciation and amortization multiples for 2004 of 4.0x to 8.0x and a range of discount rates of 13.0% to 18.0%.



     Based on projections provided by the management of PageNet, Goldman Sachs also performed a discounted cash flow analysis of Vast on a stand-alone basis. The estimated future cash flows were based on the financial projections for Vast for the years 2000 through 2004. The terminal values of Vast were calculated based on projected earnings before interest, income taxes, depreciation and amortization multiples for 2004 of 6.0x to 10.0x and a range of discount rates of 20.0% to 35.0%.



     For purposes of this analysis, Goldman Sachs assumed that holders of PageNet's common stock as of the date of its opinion would receive a 13.1% interest in Vast consisting of the following: (i) a 11.6% direct interest, as set forth in the merger agreement, after the consummation of the financial restructuring and the Vast distribution, and (ii) a 1.5% indirect interest as a result of the 7.5% of the remaining equity value of the combined company to be received by holders of PageNet common stock as of the date of its opinion after the consummation of the financial restructuring and the merger. For purposes of this analysis, Goldman Sachs also assumed that, as set forth in the merger agreement, the combined company would retain a 19.5% interest in Vast after the consummation of the merger, the financial restructuring and the Vast distribution.



     Based on these parameters, Goldman Sachs calculated the implied equity values per share of PageNet common stock to range from $0.79 to $2.75.



     Multiples Analysis of Selected Comparable Companies. Goldman Sachs compared certain financial information of PageNet with that of Arch, Metrocall and WebLink. For each of these comparable companies, Goldman Sachs calculated multiples of levered value (on a market value of debt basis) to second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization. The comparable company analysis described above yielded a range of second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization multiples of 3.3x to 13.8x.



     Goldman Sachs then calculated the implied equity value of the combined company as follows: (i) by applying a median run-rate earnings before interest, income taxes, depreciation and amortization multiple of 4.7x (which represents the median estimated multiple for these selected comparable companies) plus 0.5x (which represents an assumed multiple expansion due to the improved credit profile of the combined company as a result of the financial restructuring and the merger) to the combined company's estimated second quarter 2000 run-rate earnings before interest, income taxes, depreciation and amortization, plus estimated synergies of $79 million, (ii) adding 19.5% of the assumed levered value of Vast, and (iii) deducting the amount of debt each of PageNet and Arch will contribute to the combined company after the consummation of the financial restructuring. For purposes of this analysis, Goldman Sachs assumed that, as set forth in the merger agreement, the combined company would retain a 19.5% interest in Vast after the consummation of the merger, the financial restructuring and the Vast distribution. The estimated second quarter 2000 run-rate earnings before interest, income taxes, depreciation and amortization of the combined company was based on projections provided by managements of PageNet and Arch. The estimated synergies of $79 million represent certain cost savings and operating synergies projected by the managements of PageNet and Arch to result from the transactions contemplated by the merger agreement.



     Goldman Sachs then calculated the implied equity values per share of PageNet common stock by assuming that the holders of PageNet common stock as of the date of its opinion would receive, after the consummation of the financial restructuring, the Vast distribution and the merger, (i) 7.5% of this implied equity value of the combined company and (ii) an 11.6% direct interest in Vast. Goldman Sachs then analyzed the implied equity value per share using a range of earnings before interest, income taxes, depreciation and amortization multiples of 5.0x to 5.5x and a range of equity ownership percentages of 5.0% to 7.5% that the holders of PageNet common stock as of the date of its opinion would hold in the combined company. Based on this analysis, Goldman Sachs calculated the implied equity values per share of PageNet common stock to range from $0.92 to $1.51.



     As previously noted, an analysis of the above results involved complex considerations and judgments on the part of Goldman Sachs.



     Contribution Analysis. Goldman Sachs compared certain financial information of PageNet with that of Arch, Metrocall and WebLink. For each of these comparable companies, Goldman Sachs calculated multiples of levered values (on a market value of debt basis) to second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization. The comparable company analysis described above yielded a range of second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization multiples of 3.3x to 13.8x.



     Goldman Sachs then calculated the implied enterprise value of the combined company as follows: (i) by applying a median run-rate earnings before interest, income taxes, depreciation and amortization multiple of 4.7x (which represents the median estimated multiple for these selected comparable companies) plus 0.5x (which represents an assumed multiple expansion due to the improved credit profile of the combined company as a result of the financial restructuring and the merger) to the combined company's estimated second quarter 2000 run-rate earnings before interest, income taxes, depreciation and amortization plus estimated synergies of $79 million, and (ii) adding 19.5% of the assumed levered value of Vast. For purposes of this analysis, Goldman Sachs assumed that, as set forth in the merger agreement, the combined company would retain a 19.5% interest in Vast after the consummation of the merger, the financial restructuring and the Vast distribution. The estimated second quarter 2000 run-rate earnings before interest, income taxes, depreciation and amortization of the combined company was based on projections provided by managements of PageNet and Arch. The estimated synergies of $79 million represent certain cost savings and operating synergies projected by the managements of PageNet and Arch to result from the transactions contemplated by the merger agreement.

     Goldman Sachs first calculated the relative contributions of PageNet and Arch to the combined company based on the current trading enterprise values of each of PageNet and Arch. Goldman Sachs then calculated the implied equity value of PageNet and Arch each contributed to the combined company as follows: (i) by multiplying the implied enterprise value of the combined company by the percentage value contributed by PageNet and Arch based on their respective current trading enterprise values derived as described above, and (ii) deducting the amount of debt each of PageNet and Arch will contribute to the combined company after the consummation of the financial restructuring. This analysis indicated the following percentage contributions by PageNet and Arch to the combined company:



                                                                 PERCENTAGE
                                                              CONTRIBUTION TO
                                                                  COMBINED
                                                                  COMPANY
                                                              ----------------
EQUITY CONTRIBUTION BASED ON:                                 PAGENET    ARCH
-----------------------------                                 --------   -----
Current Trading Enterprise Value............................    42.6%    57.4%
Implied Relative Equity Value Contribution*.................    38.3%    61.7%
Merger Agreement............................................    52.0%    48.0%


---------------


*  Adjusted debt contributed after the consummation of the Financial
   Restructuring.



     As previously noted, an analysis of the above results involved complex considerations and judgments on the part of Goldman Sachs.



     Equity Contribution Based on Operating Metrics Pre-Restructuring. Goldman Sachs analyzed the relative contributions of PageNet and Arch to the combined company resulting from the merger (prior to the consummation of the financial restructuring) based on selected historical and estimated future operating and financial information for Arch and PageNet. Goldman Sachs compared these values to the 52% equity value of the combined company that PageNet's debt and equity holders are to receive pursuant to the proposed merger and the financial restructuring. The results of these analyses, which were based on PageNet's and Arch's managements' projections, are summarized as follows:



                                             CONTRIBUTION OF PAGENET TO   CONTRIBUTION OF ARCH TO
OPERATING METRIC:                                 COMBINED COMPANY           COMBINED COMPANY
-----------------                            --------------------------   -----------------------
2000 estimated revenue.....................              53%                        47%
1999 estimated earnings before interest,
  income taxes, depreciation and
  amortization.............................              51%                        49%
2000 estimated earnings before interest,
  income taxes, depreciation and
  amortization.............................              50%                        50%
3Q 1999 annualized earnings before
  interest, income taxes, depreciation and
  amortization.............................              51%                        49%
1Q 2000 annualized earnings before
  interest, income taxes, depreciation and
  amortization.............................              48%                        52%
2Q 2000 annualized earnings before
  interest, income taxes, depreciation and
  amortization.............................              49%                        51%
2000 estimated subscribers.................              55%                        45%
1999 estimated earnings before interest,
  income taxes, depreciation and
  amortization minus capital
  expenditures.............................              35%                        65%
2000 estimated earnings before interest,
  income taxes, depreciation and
  amortization minus capital
  expenditures.............................              42%                        58%



     Equity Contribution Based on Operating Metrics Post-Restructuring. Goldman Sachs analyzed the relative contributions of PageNet and Arch to the combined company resulting from the merger (following the consummation of the financial restructuring) based on selected historical and estimated future operating and financial information for Arch and PageNet. Goldman Sachs adjusted these values to reflect the change in leverage to be achieved following the proposed merger and the financial restructuring. Goldman Sachs compared these values to the 52% equity value of the combined company that PageNet's debt and equity holders are to receive pursuant to the proposed merger and the financial restructuring. The results of these analyses, which were based on PageNet's and Arch's managements' projections, are summarized as follows:



                                                     CONTRIBUTION OF PAGENET TO   CONTRIBUTION OF ARCH TO
OPERATING METRIC:                                         COMBINED COMPANY           COMBINED COMPANY
-----------------                                    --------------------------   -----------------------
2000 estimated revenue.............................              80%                         20%
1999 estimated earnings before interest, income
  taxes, depreciation and amortization.............              71%                         29%
2000 estimated earnings before interest, income
  taxes, depreciation and amortization.............              63%                         37%
3Q 1999 annualized earnings before interest, income
  taxes, depreciation and amortization.............              68%                         32%
1Q 2000 annualized earnings before interest, income
  taxes, depreciation and amortization.............              54%                         46%
2Q 2000 annualized earnings before interest, income
  taxes, depreciation and amortization.............              59%                         41%
2000 estimated subscribers.........................              90%                         10%
1999 estimated earnings before interest, income
  taxes, depreciation and amortization minus
  capital expenditures.............................             (12)%                       112%
2000 estimated earnings before interest, income
  taxes, depreciation and amortization minus
  capital expenditures.............................              23%                         77%



     Exchange Ratio Analysis. Goldman Sachs analyzed the implied exchange ratio by dividing (x) the per share equity value of PageNet implied by a discounted cash flow analysis of PageNet by (y) the per share equity value of Arch implied by a discounted cash flow analysis of Arch. For purposes of these discounted cash flow calculations, the terminal values of PageNet and Arch were calculated based on projected earnings before interest, income taxes, depreciation and amortization multiples for 2004 of 5.0x to 7.0x and a range of discount rates of 14.0% to 16.0%. Goldman Sachs also assumed that (i) PageNet numbers include 19.5% of the free cash flows (defined as earnings before interest, income taxes, depreciation and amortization minus capital expenditures, working capital and cash taxes) of Vast and (ii) consummation of the financial restructuring as set forth in the merger agreement. Based on these parameters and assumptions, this analysis implied exchange ratio ranging from 0.14 to 0.16.



     Goldman Sachs further analyzed the percentage of PageNet's ownership in the combined company by dividing (x) the equity value of PageNet implied by the above described discounted cash flow analysis by (y) the total equity value of the combined company implied by the above described discounted cash flow analysis. Based on these parameters, Goldman Sachs calculated PageNet's percentage ownership in the combined company to range from 56% to 59%.



     Selected Transactions Analysis. Based on publicly available information, Goldman Sachs analyzed information relating to six selected merger or acquisition transactions in the paging industry since 1996, including:



     - the acquisition of SkyTel by MCI WorldCom, Inc.;



     - the acquisition of MobileMedia Corporation by Arch;



     - the acquisition of the Wireless Services' Advanced Messaging Division of AT&T Corp. by Metrocall;



     - the acquisition of Wireless Access, Inc. by Glenayre Technologies, Inc.;

     - the acquisition of ProNet, Inc. by Metrocall; and



     - the acquisition of A+ Networks, Inc. by Metrocall.



     For the selected transactions for which data was publicly available, Goldman Sachs calculated multiples of (i) the transaction consideration to run-rate revenue for the latest quarter preceding the announcement of the transaction, (ii) the transaction consideration to run-rate earnings before interest, income taxes, depreciation and amortization for the latest quarter preceding the announcement of the transaction, (iii) the transaction consideration to revenue for the last twelve months preceding the announcement of the transaction and (iv) the transaction consideration to earnings before interest, income taxes, depreciation and amortization for the last twelve months preceding the announcement of the transaction.



     Goldman Sachs also calculated multiples of (i) the consideration to be received in the merger to PageNet's third quarter 1999 run-rate revenue and (ii) the consideration to be received in the merger to PageNet's third quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization yielding multiples of 2.2x and 7.5x, respectively. The following table presents the results of the foregoing analyses for the selected companies:



MULTIPLE                                                     RANGE       MEAN   MEDIAN
--------                                                     -----       ----   ------
transaction consideration to run-rate revenue...........  1.1x - 3.3x    2.1x    1.8x
transaction consideration to run-rate earnings before
  interest, income taxes, depreciation and
  amortization..........................................  3.9x - 16.7x   8.1x    6.4x
transaction consideration to revenue for the last twelve
  months preceeding the announcement of the
  transaction...........................................  1.1x - 5.6x    2.8x    2.4x
transaction consideration to earnings before interest,
  income taxes, depreciation and amortization for the
  last twelve months preceeding the announcement of the
  transaction...........................................  3.8x - 12.3x   7.1x    6.6x



     The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. No company or transaction used in the above analyses is directly comparable to PageNet or Arch or the contemplated transaction.



     In performing its analysis, Goldman Sachs made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PageNet and Arch. Goldman Sachs may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Goldman Sachs' view of the actual value of PageNet or Arch. The analyses were prepared solely for purposes of Goldman Sachs providing its opinion to PageNet's board as to the fairness from a financial point of view of the exchange ratio to the holders of PageNet common stock on the date of its opinion, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of PageNet,

Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.



     The exchange ratio and the other terms of the merger agreement were determined through arms length negotiations between PageNet and Arch and were approved by PageNet's board. In addition, as described above, the opinion of Goldman Sachs to PageNet's board was one of many factors taken into consideration by PageNet's board in making its determination to approve the merger agreement. Consequently, the Goldman Sachs analyses described above should not be viewed as determinative of the opinion of PageNet's board or the view of Arch's board of directors with respect to the value of Arch and PageNet or of whether PageNet's board or Arch's board would have been willing to agree to a different exchange ratio.



     Pursuant to a letter agreement dated November 7, 1999, PageNet and its wholly owned subsidiaries, PageNet, Inc. and Vast, formerly known as Silverlake Communications, Inc., have agreed to pay Goldman Sachs the following fees: (i) a fee of $2,250,000 upon the execution of the merger agreement, (ii) a fee of $6,750,000 upon the consummation of the merger and (iii) a fee ranging from $150,000 to $250,000 if the merger is not consummated. PageNet, PageNet, Inc. and Vast have also agreed to pay Goldman Sachs its reasonable out-of-pocket expenses, including the fees and disbursements of its attorneys, and to indemnify Goldman Sachs and related persons against certain liabilities, including certain liabilities arising under the federal securities laws.


  Opinion of Morgan Stanley Dean Witter


     Pursuant to a letter agreement dated August 1, 1999, Morgan Stanley was retained by PageNet to act as one of its financial advisors in connection with the merger and the Vast distribution. Morgan Stanley is an internationally recognized investment banking firm and was selected by PageNet based on Morgan Stanley's qualifications, expertise and reputation, as well as its knowledge of the paging industry. On November 7, 1999, Morgan Stanley delivered to PageNet's board an oral opinion, subsequently confirmed in writing, to the effect that, as of November 7, 1999, and based on and subject to certain matters stated in its opinion, the 0.1247 of a share of Arch common stock and the pro rata portion of the 11.6% of the equity interest in Vast (which we refer to in this description of Morgan Stanley's opinion as the consideration) to be received by the holders of PageNet common stock on such date pursuant to the merger and the Vast distribution, taken as a whole, was fair from a financial point of view to such holders.



     THE FULL TEXT OF MORGAN STANLEY'S WRITTEN OPINION DATED NOVEMBER 7, 1999, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX H TO THIS DOCUMENT. HOLDERS OF PAGENET COMMON STOCK SHOULD READ THIS ENTIRE OPINION CAREFULLY. MORGAN STANLEY'S OPINION ADDRESSES ONLY THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF PAGENET COMMON STOCK ON SUCH DATE PURSUANT TO THE MERGER AND THE VAST DISTRIBUTION, TAKEN AS A WHOLE, FROM A FINANCIAL POINT OF VIEW TO SUCH HOLDERS, AND IT DOES NOT ADDRESS ANY OTHER ASPECTS OF THE MERGER, THE VAST DISTRIBUTION OR THE FINANCIAL RESTRUCTURING, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER OR ANY RELATED MATTER. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF MORGAN STANLEY'S OPINION.


     In arriving at its opinion, Morgan Stanley, among other things:


     - reviewed certain analysis prepared by Houlihan Lokey of the financial restructuring and the stand-alone restructuring;


     - reviewed certain publicly available financial statements and other business and financial information of Arch and PageNet, respectively;

     - reviewed certain internal financial statements and other financial and operating data concerning Arch and PageNet, respectively;

     - reviewed certain internal financial statements and other financial and operating data concerning Vast prepared by the managements of PageNet and Vast;

     - analyzed certain financial forecasts prepared by the managements of Arch and PageNet, respectively;

     - analyzed certain financial forecasts for Vast prepared by the managements of PageNet and Vast;

     - discussed the past and current operations and financial condition and the prospects of Arch with senior executives of Arch;

     - discussed the past and current operations and financial condition and the prospects of PageNet and Vast with senior executives of PageNet and Vast;

     - discussed with the senior managements of Arch and PageNet their estimates of the synergies and cost savings expected to be derived from the merger;

     - reviewed and analyzed the pro forma impact of the merger on the consolidated capitalization and financial ratios of the combined company;

     - reviewed the reported prices and trading activity for the Arch common stock and the PageNet common stock;


     - compared the financial performance of Arch and PageNet (excluding Vast) and the prices and trading activity of the Arch common stock and the PageNet common stock and their respective debt securities with that of certain other publicly traded companies and their securities;



     - compared the financial performance of Vast with that of certain other companies that are comparable to Vast and have publicly traded securities;


     - reviewed the tax analysis prepared by the management of PageNet with respect to the tax treatment of the transactions contemplated by the merger agreement;

     - reviewed with PageNet and its other financial advisors, including Houlihan Lokey, certain options available to PageNet, other than alternative business combinations, for addressing PageNet's liquidity needs;

     - reviewed the financial terms, to the extent publicly available, of certain acquisition transactions deemed relevant;

     - participated in discussions and negotiations among representatives of Arch and PageNet and their financial, restructuring and legal advisors;

     - reviewed the draft merger agreement and certain related documents; and

     - performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.


     In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of all information supplied or otherwise made available to it and reviewed by it for the purposes of its opinion. Morgan Stanley also relied, without independent verification or evaluation and with the consent of PageNet's board, on the analysis prepared by Houlihan Lokey for, among other things, purposes of analyzing the impact of the stand-alone restructuring on the holders of the PageNet common stock on the date of its opinion. In addition, Morgan Stanley also relied, without independent verification or evaluation and with the consent of PageNet's board, on the tax analysis prepared by the management of PageNet with respect to the tax treatment of the transactions contemplated by the merger agreement. With respect to the financial forecasts, future prospects, estimates of synergies and cost savings, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Arch, PageNet and Vast. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement, including, among other things, that the merger will be treated as a tax-free reorganization and/or exchange, each pursuant to
Section 368(a) of the Internal Revenue Code of 1986, as amended. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of PageNet, Arch or Vast, nor was it furnished with any such appraisals. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.


     Morgan Stanley's opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of PageNet common stock on the date of its opinion pursuant to the merger and the Vast distribution and Morgan Stanley is not expressing any opinion concerning the consideration to be received by any other security holder of PageNet pursuant to the financial restructuring, Vast distribution or any other transaction contemplated by the merger agreement or the fairness of the financial restructuring to the holders of PageNet common stock on the date of its opinion. In rendering this opinion, Morgan Stanley assumed, with the consent of PageNet's board, that the financial restructuring and the Vast distribution will be completed in the manner set forth in the merger agreement.



     Morgan Stanley also noted that trading in Arch common stock and shares of Vast for a period of time following completion of the merger and the Vast distribution may involve a redistribution of the Arch common stock and the shares of Vast among the stockholders of the combined entity and other investors and, accordingly, during such period, Arch common stock and the shares of Vast may trade at prices below those at which they would trade on a fully distributed basis after the Vast distribution. Morgan Stanley's opinion does not in any manner address the prices at which Arch's common stock or the shares of Vast will trade following consummation of the merger and the Vast distribution. In addition, Morgan Stanley expressed no opinion or recommendation as to how the stockholders of Arch or PageNet should vote at the stockholders' meetings held in connection with the merger or any related matter.



     The following is a brief summary of certain analyses performed by Morgan Stanley and reviewed with the PageNet board on November 7, 1999 in connection with Morgan Stanley's presentation and opinion to the PageNet board on such date. Morgan Stanley performed its analysis under each of the following scenarios:



     - PageNet on a stand-alone basis;



     - PageNet after the stand-alone restructuring;



     - PageNet after the financial restructuring; and



     - PageNet after the consummation of the restructuring of the outstanding debt securities of PageNet in connection with a merger with another party (which we refer to in this description of Morgan Stanley's opinion as the merger with another party/restructuring analysis).



     Certain of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. In the summaries below, unless otherwise specifically noted, references to forecasted financial information were derived from research analyst estimates.



  Historical and Comparative Common Stock Performance



     Morgan Stanley reviewed and analyzed the daily closing per share market prices and trading volume for PageNet common stock from November 5, 1998 to November 5, 1999. In addition, Morgan Stanley reviewed and analyzed the historical performance of PageNet common stock and Arch common stock based upon their respective indexed closing prices from November 5, 1996 to November 5, 1999, and compared such performance to the NASDAQ composite and a Paging Index consisting of WebLink Wireless, Inc. (formerly known as PageMart Wireless, Inc.), PageNet, Metrocall, Inc. and Arch.

     The following table depicts the percentage increases in the indexed prices of the referenced securities and indices for the period from November 5, 1996 to November 5, 1999:



                                                   % INCREASE/(DECREASE)
                                                   SINCE NOVEMBER 5, 1996
                                                   ----------------------
PageNet.........................................           (94.8)%
Arch............................................           (81.1)%
NASDAQ Composite................................           152.4%
Paging Index....................................           (82.3)%



  Stand-Alone Analysis



     Paging Industry Environment. Morgan Stanley reviewed the paging industry environment and noted (i) that the share prices of publicly traded paging companies have significantly underperformed over the past three years, (ii) that the paging industry faces undesirable fundamentals regarding the traditional paging services, and (iii) that the industry participants are highly leveraged. In addition, Morgan Stanley reviewed paging industry leverage and compared the Debt to earnings before interest, income taxes, depreciation and amortization ratio and net debt to aggregate value ratio for the publicly traded industry participants. Debt represents debt, preferred stock, and other debt instruments; net debt represents Debt less cash and cash equivalents; equity value represents total number of outstanding shares multiplied by the price per share as of November 5, 1999; aggregate value represents equity value plus net debt.



     The following table sets forth the Debt to earnings before interest, income taxes, depreciation and amortization ratio for each of the companies listed below for the most recent available balance sheets.



                                                    2ND QTR. 1999A ANNUALIZED
                                                     RUN RATE EARNINGS BEFORE
                                                     INTEREST, INCOME TAXES,      MULTIPLE OF DEBT TO EARNINGS
                                                         DEPRECIATION AND        BEFORE INTEREST, INCOME TAXES,
                                        DEBT*             AMORTIZATION**                DEPRECIATION AND
                                    (IN MILLIONS)         (IN MILLIONS)                   AMORTIZATION
                                    -------------   --------------------------   ------------------------------
WebLink...........................     $  507                  $ 42                            12.1x
PageNet...........................      2,000                   282                             7.1x
Metrocall.........................        939                   147                             6.4x
Arch..............................      1,334                   251                             5.3x


---------------


 * 2QA for Metrocall and WebLink; 3QA for Arch; 3QE for PageNet; calculated on a face value basis.



** Based on publicly available information.



     The following table sets forth the net debt to aggregate value ratio for each of the companies listed below, with most recent available balance sheets and aggregate values as of November 5, 1999.



                                                                NET DEBT*     AGGREGATE VALUE
                                                              (IN MILLIONS)    (IN MILLIONS)     %
                                                              -------------   ---------------   ---
PageNet.....................................................     $1,947           $2,048        95%
Metrocall...................................................        924            1,013        91%
Arch........................................................      1,313            1,662        79%
WebLink.....................................................        494              748        66%


---------------


 * 2QA for Metrocall and WebLink; 3QA for Arch; 3QE for PageNet; calculated on a face value basis.



     Management Projections and PageNet's Prospects. Morgan Stanley analyzed PageNet's stand-alone financial projections to determine the feasibility of successfully executing a stand-alone option rather than a financial restructuring which could include a bankruptcy, or a merger coupled with a financial restructuring. This analysis was based on PageNet's quarterly projections for 1999 and 2000 and annual projections from 2001 to 2004.

     Morgan Stanley considered several qualitative factors such as PageNet's current strategic situation, including such factors as the amount of its indebtedness, its current restrictions on further indebtedness, its current redundant costs associated with the delayed conclusion of PageNet's restructuring plan consolidating its key support functions located in offices throughout the country into centralized processing facilities, its high customer churn rates and its projections of a liquidity shortfall in early to mid-2000. Morgan Stanley also considered general macroeconomic factors such as paging industry fundamentals, industry-wide share price declines, significant leverage among the industry participants and investment analysts' views that consolidation among the publicly traded companies would be required for the industry's long-term survival.



     Morgan Stanley also assessed PageNet's ability to meet its liquidity shortfall. Based on PageNet's management projections, Morgan Stanley noted that, with a status quo strategy, PageNet would likely need to address its liquidity shortfall by taking steps such as selling certain assets, raising strategic capital for Vast, pursuing an initial public offering of Vast, initiating a drastic cost reduction program, and receiving waivers from the bank lending group for certain covenants.



     Discounted Cash Flow Analysis. Morgan Stanley performed discounted cash flow analysis of the projected unlevered free cash flows of PageNet. This analysis was based on projections for fiscal years 1999 through 2004 prepared by the management of PageNet. Morgan Stanley calculated implied equity values per share of PageNet common stock by utilizing discount rates ranging from 13.0% to 15.0% and terminal value multiples of estimated 2004 earnings before interest, income taxes, depreciation and amortization ranging from 5.0x to 7.0x. Based on this analysis the ranges of implied equity values per share of PageNet common stock were ($4.31) to $0.04.



     Precedent Transactions Analysis. Using publicly available information, Morgan Stanley reviewed information relating to two paging industry acquisitions, Arch's acquisition of MobileMedia Communications, Inc. and Metrocall's acquisition of the Advanced Messaging Division of AT&T Corp. For the precedent transactions referred to above, Morgan Stanley calculated multiples of
(i) aggregate value to run-rate earnings before interest, income taxes, depreciation and amortization of the acquired businesses for the quarter preceding announcement and (ii) aggregate value to units in service at the time of announcement. For purposes of this analysis, aggregate value was calculated on a face value of debt basis.



     Morgan Stanley calculated implied equity values per share of PageNet common stock by applying (i) earnings before interest, income taxes, depreciation and amortization multiples implied by the precedent transactions referred to above of 4.2x and 5.2x to PageNet's estimated fourth quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization and (ii) units in service multiples implied by the precedent transactions referred to above of $180 and $152 to PageNet's estimated units in service as of the end of the fourth quarter of 1999. The following table presents the ranges of equity values per share of PageNet common stock implied by this analysis:



                                                              IMPLIED EQUITY
                                                                   VALUE
                                                               PER SHARE OF
                                                              PAGENET COMMON
                                                                   STOCK
                                                              ---------------
                                                               LOW      HIGH
                                                              ------   ------
Precedent Transactions Analysis
  Aggregate value* to run-rate earnings before interest,
     income taxes, depreciation and amortization............  $(6.22)  $(3.68)
  Aggregate value* to units in service......................  $(3.69)  $(1.25)


---------------

 *  Face value of debt basis



     No transaction utilized in the precedent transaction analysis is identical to the merger in both timing and size, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of PageNet and other factors that would affect the acquisition value of the companies to which it is being compared.

In evaluating the precedent transactions referred to above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of PageNet, such as industry growth, the impact of competition on PageNet and the industry generally and the absence of any material adverse change in the financial conditions and prospects of PageNet or the industry or in the financial markets in general.



     Selected Comparable Company Analysis. Morgan Stanley compared certain financial information of PageNet with that of a group of publicly traded paging companies as set forth in the table below. Such financial information included
(i) multiples of aggregate value to second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization and to forecasted 1999 and 2000 earnings before interest, income taxes, depreciation and amortization and
(ii) multiples of aggregate value to forecasted 1999 and 2000 revenue. The following tables present, as of November 5, 1999, the range of multiples for the comparable companies of each of aggregate value to projected 1999 and 2000 revenue and aggregate value to second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization and to projected 1999 and projected 2000 earnings before interest, income taxes, depreciation and amortization. The first table assumes that each company's debt is valued at its market value and the second assumes each company's debt is valued at its face value:



                                                                                AGGREGATE VALUE*
                                                                       TO EARNINGS BEFORE INTEREST, INCOME
                                                  AGGREGATE VALUE*           TAXES, DEPRECIATION AND
                                                     TO REVENUE                   AMORTIZATION
                                                  -----------------   -------------------------------------
COMPARABLE COMPANIES                              1999E      2000E     2QA RUN-RATE      1999E      2000E
--------------------                              ------     ------   ---------------   --------   --------
Arch............................................   1.7x       1.7x           5.2x          5.4x      4.9x
Metrocall.......................................   1.1        1.1            4.4           4.2       3.8
PageNet.........................................   1.3        1.4            4.2           4.3       4.2
WebLink.........................................   2.3        2.0           13.7          13.6       7.7


---------------


 *  Market value of debt basis



                                                                                AGGREGATE VALUE*
                                                                       TO EARNINGS BEFORE INTEREST, INCOME
                                                  AGGREGATE VALUE*           TAXES, DEPRECIATION AND
                                                     TO REVENUE                   AMORTIZATION
                                                  -----------------   -------------------------------------
COMPARABLE COMPANIES                              1999E      2000E     2QA RUN-RATE      1999E      2000E
--------------------                              ------     ------   ---------------   --------   --------
Arch............................................   2.2x       2.1x          6.6x           6.8x      6.2x
Metrocall.......................................   1.7        1.7           6.9            6.5       6.0
PageNet.........................................   2.2        2.4           7.3            7.6       7.3
WebLink.........................................   2.9        2.5          17.8           17.6       9.9


---------------


 *  Face value of debt basis



     Morgan Stanley calculated implied equity values per share of PageNet common stock by applying the relevant second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization multiple range of 5.0x to 7.0x from the comparable companies to PageNet's estimated fourth quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization. This analysis implied equity values per share of PageNet common stock ranging from $(4.18) to $0.91, assuming PageNet's debt is valued on a face value basis.



     No company utilized in Morgan Stanley's publicly traded comparable company analysis is identical to PageNet. Accordingly, an analysis of the above results necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of companies to which they are being compared. Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of PageNet, such as industry growth, the impact of competition on PageNet and the industry generally and the absence of any material adverse change in the respective financial conditions and prospects of PageNet or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using publicly traded comparable company data.



  Stand-Alone Restructuring Analysis



     For purposes of the stand-alone restructuring analysis, Morgan Stanley relied on the analysis prepared by Houlihan Lokey and assumed that the holders of PageNet common stock as of the date of its opinion would receive a residual equity interest in PageNet after the consummation of the stand-alone restructuring.



     Selected Comparable Company Analysis. Morgan Stanley compared certain financial information of PageNet (after consummation of the stand-alone restructuring) with that of Arch, WebLink and Metrocall. For each of these comparable companies, Morgan Stanley calculated multiples of aggregate value (on a market value basis) to second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization. The comparable company analysis yielded a range of second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization multiples of 4.0x to 5.0x. Morgan Stanley calculated implied equity values per share of PageNet common stock by applying second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization multiples of 4.0x to 5.0x to PageNet's estimated first quarter 2000 run-rate earnings before interest, income taxes, depreciation and amortization, based upon projections provided by the management of PageNet. This analysis implied equity values per share of PageNet common stock ranging from $0.21 to $0.33.



     As previously noted, an analysis of the above results involved complex considerations and judgements on the part of Morgan Stanley.



     Discounted Cash Flow Analysis. Morgan Stanley performed discounted cash flow analysis of the projected unlevered free cash flows of PageNet. This analysis was based upon projections for fiscal years 1999 through 2004 prepared by the management of PageNet. Morgan Stanley calculated implied equity values per share of PageNet common stock by utilizing discount rates from 13.0% to 15.0% and terminal value multiples of estimated 2004 earnings before interest, income taxes, depreciation and amortization ranging from 5.0x to 7.0x. Morgan Stanley relied on the analysis prepared by Houlihan Lokey to calculate net debt, which was pro forma for the stand-alone restructuring. This analysis implied equity values per share of PageNet common stock ranging from $0.42 to $0.48.



  Merger with Arch/Restructuring Analysis



     For purposes of the merger with arch/restructuring analysis, Morgan Stanley relied on the Houlihan Lokey Analysis and assumed that, as set forth in the merger agreement, the holders of PageNet common stock as of the date of its opinion would receive 7.5% of the equity value of the combined company after the consummation of the financial restructuring and the merger.



     Selected Comparable Company Analysis. Morgan Stanley compared certain financial information of PageNet/Arch (after consummation of the financial restructuring) with that of Arch, WebLink and Metrocall. For each of the comparable companies, Morgan Stanley calculated multiples of aggregate value to second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization. The comparable company analysis yielded a range of second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization multiples of 4.5x to 5.5x for PageNet/Arch. Morgan Stanley calculated implied equity values per share of PageNet common stock by applying second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization multiples of 4.5x to 5.5x to PageNet/Arch's estimated first quarter 2000 run-rate earnings before interest, income taxes, depreciation and amortization. This analysis implied equity values per share of PageNet common stock ranging from $0.85 to $1.25.



     As previously noted, an analysis of the above results involved complex considerations and judgements on the part of Morgan Stanley.

     Discounted Cash Flow Analysis. Morgan Stanley performed discounted cash flow analysis of the projected unlevered free cash flows of PageNet/Arch after the consummation of the merger and the other transactions contemplated by the merger agreement. This analysis was based on projections for fiscal years 1999 through 2004 prepared by the management of each of PageNet and Arch. Morgan Stanley calculated implied equity values per share of PageNet common stock by utilizing discount rates ranging from 13.0% to 15.0% and terminal value multiples of estimated 2004 earnings before interest, income taxes, depreciation and amortization ranging from 5.0x to 7.0x. This analysis implied equity values per share of PageNet common stock ranging from $1.62 to $1.81.



  Merger with Another Party/Restructuring Analysis



     For purposes of the merger with another party/restructuring analysis, Morgan Stanley relied on the analysis prepared by Houlihan Lokey and assumed that the holders of PageNet common stock as of the date of its opinion would receive a residual equity interest in PageNet after the consummation of the restructuring in connection with the merger with another party.



     Selected Comparable Company Analysis. Morgan Stanley compared certain financial information of PageNet/another party (after consummation of the restructuring in connection with a hypothetical merger with another party) with that of Arch, WebLink and Metrocall. For each of the comparable companies, Morgan Stanley calculated multiples of aggregate value to second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization. The comparable company analysis yielded a range of second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization multiples of 4.5x to 5.5x. Morgan Stanley calculated implied equity values per share of PageNet common stock by applying second quarter 1999 run-rate earnings before interest, income taxes, depreciation and amortization multiples of 4.5x to 5.5x to PageNet/another party's estimated first quarter 2000 run-rate earnings before interest, income taxes, depreciation and amortization. This analysis implied equity values per share of PageNet common stock ranging from $0.55 to $0.83.



     As previously noted, an analysis of the above results involved complex considerations and judgements on the part of Morgan Stanley.



  Historical Exchange Ratio Analysis



     Morgan Stanley also reviewed the ratio of PageNet common stock to Arch common stock trading prices (which we refer to in this section as the, nominal exchange ratio) over varying intervals of time during the year preceding the announcement of the merger. Morgan Stanley observed that the average implied nominal exchange ratio for the selected periods ended November 5, 1999 (the last trading day prior to the announcement of the merger) were as follows:



                                                     AVERAGE IMPLIED
PERIOD ENDING NOVEMBER 5, 1999                    NOMINAL EXCHANGE RATIO
------------------------------                    ----------------------
Last 1 Year....................................           0.774
Last 6 Months..................................           0.466
Last 2 Months..................................           0.258
Last 1 Month...................................           0.202
Last 1 Week....................................           0.173



     Morgan Stanley observed that, based on the closing prices of PageNet common stock and Arch common stock on November 5, 1999 of $0.97 and $6.81, respectively, the implied nominal exchange ratio was approximately 0.142x.



     Morgan Stanley compared the nominal exchange ratio of 0.142x as of November 5, 1999 to the exchange ratio implied by the merger/financial restructuring as set forth in the merger agreement based on the consideration to be received by holders of PageNet common stock, (which we refer to in this section as the effective exchange ratio). Morgan Stanley noted that, as of November 5, 1999, the effective exchange ratio of 0.166x, which includes 0.125 of a share of Arch common stock for each share of

PageNet common stock, or $0.85 per share, and 1.000 Vast share for each share of PageNet common stock, equivalent to 0.041 of a share of Arch common stock or $0.28 per share, represented $1.13 per share of PageNet common stock. In addition, Morgan Stanley noted that the per share consideration implied by the effective exchange ratio represented a 16.6% premium to the PageNet share price close on November 5, 1999.



VAST VALUATION ANALYSIS



     For purposes of valuing PageNet's Vast subsidiary, Morgan Stanley compared certain financial information of Vast with the following group of publicly traded companies: Phone.com, Inc., Aether Systems, Inc., Spyglass, Inc. and Puma Technology, Inc. Morgan Stanley considered Aether Systems to be the most comparable publicly traded company. Such financial information included multiples of aggregate value (on a face value of debt basis) to projected 1999 and 2000 sales. Morgan Stanley applied Aether Systems's multiples of aggregate value to projected 1999 sales and projected 2000 sales of 131.1x and 65.5x, respectively, to Vast's projected 1999 and projected 2000 sales. To incorporate the customary private market discount and a discount reflecting Vast's earlier stage in its business development relative to Aether Systems, Morgan Stanley applied a discount to Aether Systems of 75%. The resulting relevant Vast valuation range implied by this methodology is $108.0 million to $497.2 million.



     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of its analysis as a whole and did not contribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering all analysis, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of PageNet or Arch.



     In performing its analysis, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PageNet and Arch. The analysis performed by Morgan Stanley does not necessarily indicate actual value. Actual value may be significantly more or less favorable than suggested by such analysis. Such analyses were prepared solely as part of Morgan Stanley's analysis of the fairness of the consideration to be received by the holders of PageNet common stock on the date of its opinion, pursuant to the merger and Vast distribution, taken as a whole, from a financial point of view and were provided to PageNet's board in connection with the delivery of Morgan Stanley's written opinion dated November 7, 1999. The analyses do not purport to be appraisals or reflect the prices at which PageNet and Arch might actually be sold. The merger consideration and the other terms of the merger agreement were determined through arms length negotiations between PageNet and Arch and were approved by PageNet's board. In addition, as described above, Morgan Stanley's opinion and presentation to PageNet's board was one of many factors taken into consideration by PageNet's board in making its determination to approve the merger. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of PageNet's board or the view of the Arch's board of directors with respect to the value of Arch and PageNet or of whether PageNet's board or Arch's board would have been willing to agree to a different merger consideration.


     Morgan Stanley is an internationally recognized investment banking advisory firm. Morgan Stanley, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuation for corporate and other purposes. In the ordinary course of its business, Morgan Stanley and its affiliates may actively trade the securities of PageNet and Arch, for Morgan Stanley's account and for the account of customers.


     Pursuant to a letter agreement dated August 1, 1999, PageNet and its wholly-owned subsidiaries PageNet, Inc. and Vast, formerly known as Silverlake Communications, Inc., agreed to pay Morgan

Stanley the following fees: (1) a fee of $2,250,000 upon the execution of the merger agreement, (2) a fee of $6,750,000 upon the consummation of the merger and (3) a fee ranging from $200,000 to $300,000 if the merger is not consummated. PageNet, PageNet, Inc. and Vast have also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, PageNet, PageNet, Inc. and Vast have agreed to reimburse and to indemnify Morgan Stanley and related persons against any liabilities and expenses arising out of the engagement and any related transactions, including liabilities under federal securities laws.


INTERESTS OF CERTAIN PERSONS IN THE MERGER


     In considering the recommendation of PageNet's board of directors to merge with Arch, stockholders should be aware that some of the members of PageNet's board of directors and some of PageNet's officers have interests in the merger that are different from the interests of the stockholders and senior subordinated noteholders of PageNet and that could potentially represent conflicts of interest.



     - All outstanding options granted to purchase PageNet common stock, including those held by officers and directors of PageNet, will fully vest at the effective time of the merger and, if not exercised at that time, will be converted into fully vested options to purchase shares of Arch common stock, subject to adjustment to reflect the exchange ratio. All unvested options to purchase PageNet common stock held by PageNet's officers and directors immediately prior to the merger will vest at the effective time of the merger. However, all of such options currently have exercise prices which are higher, and in some cases significantly higher, than PageNet's current stock price, and, as a result of the exchange ratio and the impact of the merger, PageNet's officers and directors will hold fewer options to purchase shares at even higher exercise prices. As a result of these circumstances, the options which will vest are likely to have no value at the time of the merger.



     - Some current officers of PageNet may remain as officers of PageNet or become officers of Arch after the merger. Although Arch expects that a number of PageNet's current officers may not continue as employees of the combined company, it has not developed any firm plans.



     - At the effective time of the merger, John P. Frazee, Jr. will, and other current PageNet directors may, be appointed as additional members of Arch's board of directors. Mr. Frazee will also be appointed Chairman of the board of directors of the combined company. Additional information about Mr. Frazee and the other current PageNet directors is contained in "PageNet's Management."



     - Some current officers of PageNet will be entitled to severance payments if their employment ceases following the merger as part of a severance plan established on January 20, 1999 to provide benefits to substantially all of PageNet's employees upon a "change in control" of PageNet. The severance plan provides for a severance payment ranging from 50% to 300% of the employee's annual salary and annual target bonus compensation and payment of a pro-rated portion of the employee's annual target bonus compensation. In addition, the severance plan provides that the employee will continue to receive substantially similar medical insurance, disability income protection, life insurance protection and death benefits, and perquisites for at least one year following the date of the employee's termination of employment at no additional cost to the employee above the cost paid by the employee for such benefits immediately prior to the change of control. The severance plan provides no special pension benefits. An employee is entitled to receive benefits under the severance plan if PageNet or its successor in interest terminates the employee without cause or the employee resigns for good reason during the 12-month period immediately following a change in control. Good reasons for an employee's resignation under the severance plan include a reduction in the employee's compensation, a significant change in the employee's duties, responsibilities, title or authorities, relocation of the employee's office to a location more than 50 miles from the location of the employee's office prior to the change in control, and PageNet's failure to obtain the agreement from any successor to assume and agree to perform the severance plan. The amount an employee will receive depends upon the employee's position at PageNet. Payments under the plan are made in one lump sum. At the time of its consideration of the Arch merger, PageNet's board of directors made changes in the severance plan to increase the number of employees entitled to severance payments at the 200% level and to increase the severance percentages applicable to John
       P. Frazee, Jr., Mark A. Knickrehm, Edward W. Mullinix, Jr., Lynn A. Bace and Julian B. Castelli from 200% to 300% of their annual salary and annual target bonus compensation.



      The following table sets forth the estimated value of payments and benefits that would be paid to each current executive officer of PageNet under PageNet's severance plan if the executive officer's employment is terminated within 12 months following the merger in accordance with the severance plan:



                                        ESTIMATED VALUE OF PAYMENTS AND BENEFITS TO WHICH
                                          PAGENET'S CURRENT EXECUTIVE OFFICERS WOULD BE
                                             ENTITLED UPON TERMINATION OF EMPLOYMENT
      NAME OF EXECUTIVE OFFICER             IN ACCORDANCE WITH THE SEVERANCE PLAN(1)
      -------------------------         -------------------------------------------------
Lynn A. Bace..........................                     $ 1,750,439
Andreas Bremer........................                         244,670
Julian B. Castelli....................                       1,331,437
J. Barry Duncan.......................                         284,519
John P. Frazee, Jr. ..................                       4,404,782
Jason G. Gillespie....................                         761,632
Mark A. Knickrehm.....................                       1,922,494(2)
Edward W. Mullinix, Jr. ..............                       2,037,718
Timothy J. Paine......................                         676,784
Douglas R. Ritter.....................                       1,018,586
G. Robert Thompson....................                         680,888
Ruth Williams.........................                         764,180


-------------------------


          (1) The portion of the severance plan payment that is attributable to the pro-rated amount of the executive officer's target bonus compensation is estimated based on the assumption that the executive officer's employment is terminated on June 30, 2000, and would be greater if the executive officer's employment terminates later in 2000. The portion of the severance plan payment that is attributable to PageNet's continuation of benefits and perquisites assumes that PageNet provides the same level of benefits and perquisites to each executive officer for the full 12 month period following termination and the estimated value attributed to such benefits and perquisites is based on the cost incurred by PageNet to provide such benefits and perquisites in 1999.



          (2) If the Arch merger and Vast distribution occur as planned, Mr. Knickrehm will not be an employee of PageNet or a PageNet affiliate at the time of the change in control since the Vast distribution occurs immediately prior to the merger. Therefore, Mr. Knickrehm would not be entitled to severance benefits if his employment terminates following the merger.



      Although Arch expects that a number of PageNet's current officers may not continue as employees of the combined company, it has not developed any firm plans.



     PageNet's and Arch's boards of directors were aware of these interests and considered them, among other matters, when adopting the merger.


  Indemnification and Insurance


     The merger agreement provides that, for six years after the merger, Arch will cause PageNet to indemnify and hold harmless each present and former PageNet director and officer, when acting in such capacity, against any costs or expenses, including judgments, fines, reasonable attorney's fees, losses, claims, damages or liabilities incurred in connection with any claim, suit, or civil, criminal, administrative or investigative proceeding or investigation relating to matters existing or occurring at or before the merger, to the fullest extent that PageNet would have been permitted to indemnify those persons under Delaware corporate law and its certificate of incorporation or bylaws in effect on November 7, 1999. PageNet will also advance expenses as incurred to the fullest extent permitted under applicable law, provided the person to whom expenses are advanced provides an undertaking to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.


     The merger agreement also provides that, for a period of six years after the merger, Arch will maintain a policy of officers' and directors' liability insurance for acts and omissions occurring before the merger with coverage in amount and scope at least as favorable as PageNet's directors' and officers' liability insurance coverage on November 7, 1999. If that coverage expires, is terminated or is canceled, or if the annual premium is increased to more than 200% of the last annual premium paid before November 7, 1999, Arch will use its best efforts to obtain insurance in an amount and scope as great as can be obtained for the remainder of the period for a premium not in excess of 200% of the current premium on an annualized basis. In the alternative, PageNet can obtain prepaid policies that provide such directors and officers with coverage for six years against claims arising from facts or events that occurred at or before the effective time of the merger, including claims relating to the transactions contemplated by the merger agreement. If PageNet obtains such prepaid policies, Arch has agreed to maintain such policies in effect and continue to honor PageNet's obligation.



     Furthermore, all directors and many officers of PageNet are entitled to indemnification and insurance under an indemnity agreement with PageNet.


TREATMENT OF PAGENET'S STOCK


     In the merger, each issued and outstanding share of PageNet common stock will be converted into 0.1247 shares of Arch common stock. However, shares held by Arch or any wholly owned subsidiary of Arch will be canceled without conversion. The exchange ratio will be adjusted to eliminate the effect of any stock split, stock dividend, stock distribution other than the Vast distribution or other similar transaction by either PageNet or Arch that occurs before the merger. The exchange ratio will not be adjusted for the distribution of Class B common stock of Vast to holders of PageNet common stock.



     HOLDERS OF PAGENET COMMON STOCK SHOULD NOT SEND ANY CERTIFICATES REPRESENTING PAGENET COMMON STOCK. FOLLOWING THE EFFECTIVE TIME OF THE MERGER, HOLDERS OF PAGENET COMMON STOCK WILL RECEIVE INSTRUCTIONS FOR THE SURRENDER AND EXCHANGE OF THEIR STOCK CERTIFICATES.


THE EXCHANGE OFFERS

PageNet


     PageNet will accept all 8.875%, 10.125% and 10% senior subordinated notes validly tendered and not withdrawn before the expiration date, upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal which accompanies this prospectus. See "The Exchange Offer -- Terms of the Exchange Offer."



     In addition, each holder will be required to waive any and all existing defaults with respect to the senior subordinated notes and any and all rights to rescind their acceptance of the exchange offer after the expiration date. See "Proposed Amendments."



  Arch



     Arch has agreed to issue 66.1318 shares of common stock in exchange for each $1,000 principal amount at maturity of 10 7/8% senior discount notes tendered pursuant to its exchange offer, together with all accreted interest on such notes. As of the date of this prospectus, $172.4 million in aggregate principal amount at maturity of discount notes remain outstanding, excluding notes that have been exchanged.

     Holders of the discount notes who tender in connection with the exchange offer will be required to give their consent to:


     - amend the indenture for the notes, if necessary, to permit completion of the merger;

     - amend the indenture to eliminate:

        -- any covenants which may be modified or eliminated by a majority vote of the discount notes;


        -- any events of default which relate to (1) the non-payment or acceleration of other indebtedness, (2) the failure to discharge judgments for the payment of money or (3) the bankruptcy or insolvency of any subsidiaries; and


        -- any provisions which condition the merger on compliance with any financial criteria.

In addition, each holder of discount notes will be required to waive any and all existing defaults with respect to the discount notes and any and all rights to rescind their acceptance of the exchange offer after the expiration date.


     The expiration date will be 12:00 midnight, New York City time, on the day after the commencement of the exchange offer, or at a later date which is mutually agreed upon by Arch and PageNet.


REGULATORY APPROVALS


     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, PageNet and Arch could not merge until notifications were furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and the waiting period requirements were satisfied. On April 7, 2000, the Antitrust Division informed Arch and PageNet that it had closed its review of the merger and all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have expired.



     On December 13, 1999, Arch and PageNet filed a Request for Approval of a Transfer of Control of the Federal Communications Commission licenses held by each of Arch's and PageNet's subsidiaries. By order dated April 25, 2000, the Federal Communications Commission approved the merger of Arch and PageNet. In this same order, the Commission is requiring the combined company to divest two of its five narrowband PCS licenses within 90 days of the merger occurring because the combined company will hold five narrowband PCS licenses, in violation of the Commission's three-channel narrowband PCS limit. The Commission is currently reviewing this three-channel limit and may eliminate it. If this happens, the combined company will be able to retain all five of its narrowband PCS licenses. If the restriction is retained, and the combined company is required to divest two of its narrowband PCS channels, the combined company will have less spectrum to use to provide the services it needs to provide to compete with other wireless telecommunications providers.



     PageNet and Arch filed all necessary information concerning the merger, as required by several state public utility commissions.



     At any time before the effective time of the merger, the Antitrust Division, the Federal Trade Commission, state attorneys general or a private person or entity could seek under antitrust laws, among other things, to enjoin the merger and, any time after the effective time of the merger, to cause Arch to divest itself, in whole or in part, of the stock of PageNet or of businesses conducted by PageNet in the merger. There can be no assurance that a challenge to the merger will not be made or that, if such a challenge is made, Arch will prevail.



MATERIAL FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGER



     We expect that, for federal income tax purposes, the merger will qualify as a tax-free transaction to PageNet and Arch stockholders, except for cash received by PageNet stockholders instead of fractional shares of Arch common stock. We also expect that the distribution of Class B common stock of Vast will be taxable to PageNet stockholders. See "Material Federal Income Tax Considerations -- Federal Income Tax Consequences to PageNet Common Stockholders."


ACCOUNTING TREATMENT OF THE MERGER


     Arch will account for the merger using the purchase method of accounting for a business combination, in accordance with Accounting Principles Board Opinion No. 16. The assets and liabilities of PageNet, including intangible assets, will be recorded at their fair market values and included in the financial statements of Arch. The results of operations and cash flows of PageNet will be included in Arch's financial statements from the date of the merger.



QUOTATION ON NASDAQ NATIONAL MARKET SYSTEM



     It is a condition to the closing of the merger that Arch shall have filed a notification for the shares of Arch common stock to be issued in the merger to be listed on the Nasdaq National Market System.


RESALES OF ARCH COMMON STOCK ISSUED IN CONNECTION WITH THE MERGER; AFFILIATE AGREEMENTS


     Arch common stock issued in connection with the merger may be freely transferred, except that shares of Arch common stock received by persons who are deemed to be "affiliates," as such term is defined by Rule 144 under the Securities Act of 1933, of PageNet at the effective time of the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Under the terms of the merger agreement, PageNet will use its reasonable best efforts to cause each executive officer and director and each person who may be an affiliate of PageNet to execute a written affiliate agreement providing, among other things, that such person will not offer, sell, transfer or otherwise dispose of any of the shares of Arch common stock obtained as a result of the merger except in compliance with the Securities Act of 1933 and related rules and regulations.



APPRAISAL RIGHTS



     Appraisal rights will be available to pre-exchange offer PageNet stockholders in connection with the merger. Appraisal rights will not be available with respect to shares of PageNet common stock issued in exchange for PageNet senior subordinated notes. Accordingly, a PageNet stockholder wishing to exercise appraisal rights under Section 262 of the General Corporation Law of Delaware as to eligible shares of common stock should follow the procedures required by that section. The joint proxy statement/prospectus to be received by all PageNet stockholders in connection with the PageNet stockholder meeting contains a summary description of Section 262 and the principal steps stockholders must take to perfect their appraisal rights under that statute. Stockholders should read Section 262 in its entirety, a copy of which is attached as Annex I to the joint proxy statement/prospectus.



     If PageNet files for reorganization under chapter 11 of the Bankruptcy Code, appraisal rights would no longer be available and all stockholders who had previously demanded appraisal would thereafter be entitled to receive the consideration provided for in the prepackaged bankruptcy plan or such other plan as may be confirmed by the Bankruptcy Court.

                              THE MERGER AGREEMENT


     The following is a summary of the material provisions of the merger agreement, a copy of which is attached as Annex B to this prospectus and is incorporated by reference into this summary. We urge you to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger and related matters.


STRUCTURE OF THE MERGER


     Following the completion of the PageNet exchange offer and the satisfaction or waiver of all other conditions to the merger, a wholly owned subsidiary of Arch will merge into PageNet, and PageNet will become a wholly owned subsidiary of Arch. Two business days after all conditions to the merger are fulfilled or waived, or at such other time and date as Arch and PageNet agree, we will file a certificate of merger with the Delaware Secretary of State. The phrase "effective time of the merger" refers to the time of that filing, or any other time that we agree upon and specify in the certificate of merger.



     Immediately prior to the effective time of the merger, PageNet will distribute up to 68.9% of the Class B common stock of Vast to its noteholders who exchange their senior subordinated notes for PageNet common stock. PageNet will also distribute up to 11.6% of the Class B common stock of Vast to persons who are PageNet stockholders prior to the exchange offer. After the merger, Arch will retain up to 19.5% of the Class B common stock of Vast. These percentages will be diluted proportionately if Vast issues additional equity before or after the merger. See "The Vast Distribution" and "The Exchange Offer -- Terms of the Exchange Offer."


THE EXCHANGE RATIO AND TREATMENT OF PAGENET COMMON STOCK


     At the effective time of the merger each outstanding share of PageNet common stock will be converted into 0.1247 shares of Arch common stock. Shares of PageNet common stock owned by Arch or any direct or indirect wholly owned subsidiary of Arch will be canceled and holders of shares exercising appraisal rights will have the rights granted under Delaware law. If, before the effective time of the merger, the issued and outstanding shares of Arch common stock are changed into a different number of shares as a result of a reclassification, stock split, reverse stock split, stock dividend or stock distribution, an appropriate adjustment will be made to the number and kind of shares of Arch common stock that PageNet stockholders are to receive in the merger.


     For a description of Arch's common stock and a description of the differences between the rights of holders of Arch common stock and PageNet common stock, see "Comparison of Rights of PageNet Stockholders and Arch Stockholders."


     No fractional shares of Arch common stock will be issued in the merger. Instead, Arch will pay cash to each holder of PageNet common stock who would otherwise be entitled to receive a fraction of a share of Arch common stock, in an amount equal to the fraction, rounded to the nearest one-hundredth of a share, multiplied by the average closing price per share of Arch common stock as reported in The Wall Street Journal, New York City edition, during the ten trading days immediately prior to the effective time of the merger. No interest will be paid or accrued on cash to be paid instead of fractional shares.


EXCHANGE PROCEDURES


     At the effective time of the merger, Arch will deposit with Harris Trust Company of New York for distribution to the holders of PageNet common stock, certificates representing shares of Arch common stock issuable under the merger agreement and an amount of cash sufficient to pay cash instead of fractional shares. Arch will make sufficient funds available to the exchange agent from time to time as needed to pay cash in respect of dividends or other distributions on unexchanged shares.



TREATMENT OF PAGENET STOCK OPTIONS


     At the effective time of the merger, each unvested option to purchase PageNet common stock previously granted under PageNet's stock plans will automatically vest. We will then convert each outstanding PageNet option into an option to purchase the same number of shares of Arch common stock that the holder of the option would have received in the merger if the holder had exercised the option immediately prior to the merger. The number of shares of Arch common stock calculated in the conversion will be rounded down to the nearest whole number. The exercise price per share of Arch common stock subject to each option will equal the aggregate exercise price of the PageNet common stock which would have been purchasable under the PageNet option, divided by the number of shares of Arch common stock the holder of the option would have received in the merger if the holder had exercised the option immediately prior to the merger, rounded down to the nearest whole number.

REPRESENTATIONS AND WARRANTIES


     The merger agreement contains representations and warranties of PageNet and Arch relating to:


     - their organization, existence, good standing, corporate power, qualification to do business and similar corporate matters;

     - their capital structure;

     - the authorization, execution, delivery and performance of the merger agreement;

     - the absence of any required governmental and third-party approvals other than those specified in the merger agreement;


     - the absence of breaches, violations or defaults under their corporate charters and bylaws and other agreements and documents;


     - the accuracy of their financial statements and any filings with the Securities and Exchange Commission;

     - the absence of certain changes in their businesses since the end of the prior fiscal year;

     - the absence of litigation and liabilities, including liabilities associated with employee benefit plans;

     - their compliance with applicable laws, including environmental and regulatory laws;

     - the absence of actions that would prevent the merger from being treated as a tax-free reorganization under the Internal Revenue Code;

     - the timely filing of all tax returns and payment of all taxes;

     - the absence of undisclosed brokers and finders;

     - the status of their preparedness with respect to Year 2000 compliance;

     - the approval by each board of directors of the merger agreement and the merger;

     - the receipt by each board of directors of the opinions of their respective financial advisors that the consideration for the merger is fair to holders of PageNet common stock and Arch common stock from a financial point of view;

     - their employee benefits plans;


     - the actions taken by each board of directors to make Delaware's interested stockholder business combination law, other state takeover statutes, each of their rights agreements and any other anti-takeover provision in their certificates of incorporation or bylaws inapplicable to the merger;


     - their relationships with employees;

     - environmental matters and compliance with environmental laws;

     - their significant agreements; and

     - their intellectual property.

COVENANTS


  Conduct of Businesses Prior to the Merger

     Except as contemplated by the merger agreement, PageNet and Arch have agreed that they and their subsidiaries will conduct their businesses only in the ordinary and usual course until the effective time of the merger. The merger agreement includes other limitations, prohibitions and provisions relating to the conduct of their businesses before the effective time of the merger concerning:


     - charter and bylaw amendments;


     - changes in capital stock and payment of dividends;

     - actions that would prevent the merger from qualifying as a tax-free reorganization under the Internal Revenue Code;

     - increases in compensation, and amendments to employee benefit or retirement plans;

     - incurrence or repayment of indebtedness;

     - capital expenditure levels;

     - issuance of capital stock and convertible securities;

     - acquisitions and dispositions;

     - changes in accounting policies or procedures;

     - settlement or release of claims in litigation; and

     - tax elections.

     Some of these limitations do not apply, however, with respect to Vast. PageNet may, among other things:

     - transfer or encumber shares of capital stock or securities convertible into shares of capital stock of Vast;

     - cause Vast to incur debt, so long as the borrowed funds are used solely by Vast;


     - transfer specified assets to Vast;


     - establish the terms of the equity interest in Vast to be transferred to the holders of PageNet common stock and PageNet notes; and

     - establish an employee equity incentive plan for Vast.

  Non-Solicitation of Competing Proposals

     PageNet and Arch have agreed to restrictions concerning an "acquisition proposal," which the merger agreement defines generally as a proposal of merger, business combination or acquisition of more than 10% of their assets or 15% of their stock. Specifically, each company has agreed that neither it nor its agents will, directly or indirectly:

     - initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any acquisition proposal with a third party;

     - have any discussions with or provide any confidential information or data to a third party in connection with an acquisition proposal; or

     - engage in any negotiations concerning an acquisition proposal or otherwise facilitate any acquisition proposal.

     The merger agreement expressly allows PageNet and Arch to comply with Securities and Exchange Commission rules regarding the publication of a board of directors' recommendations with respect to

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

tender offers, and, subject to some limitations, expressly allows the board of directors of PageNet or Arch to:

     - negotiate with, and provide information to, a third party in response to an unsolicited bona fide written acquisition proposal, if the board of directors concludes in good faith, after consulting outside counsel, that doing so is necessary to comply with the board's fiduciary duty to its stockholders; and

     - recommend an unsolicited proposal to its stockholders, if the board of directors concludes in good faith, after consulting its legal and financial advisors, that such transaction is reasonably capable of being completed, and, if completed, would be more favorable to its stockholders than the proposed transaction between Arch and PageNet.

     PageNet and Arch have agreed to terminate all existing discussions and negotiations with third parties concerning acquisition proposals. Each company has agreed to notify the other as soon as reasonably practicable if it receives any acquisition proposal, or if a third party seeks information from it or seeks to engage it in discussions concerning an acquisition proposal. Each company has also agreed to keep the other company informed of any such proposals or inquiries on an ongoing basis.

  Stockholders Meetings


     The merger agreement requires both companies to convene stockholder meetings as soon as reasonably practicable after the registration statement containing the joint proxy statement/prospectus is declared effective.


     PageNet has agreed that its board of directors will recommend that PageNet stockholders vote to:

     - adopt the merger agreement;

     - approve the merger;


     - approve an amendment to the PageNet certificate of incorporation to increase the authorized number of PageNet shares to an amount sufficient to complete the PageNet exchange offer and approve the issuance of such common stock; and



     - approve the other associated transactions.



     The PageNet board of directors may withdraw or modify its recommendation if it determines in good faith, after consultation with outside legal counsel, that failing to do so would be reasonably likely to be inconsistent with its fiduciary duties.


     Even if the PageNet board of directors withdraws or modifies its recommendation, it must convene and complete the stockholder meeting which considers the merger. The PageNet board of directors is not required to convene the stockholders meeting, however, if PageNet is in bankruptcy or if Arch terminates the merger agreement.


     Arch has agreed that its board of directors will recommend that Arch stockholders vote to increase the authorized number of shares of Arch common stock to an amount sufficient to complete the merger and the Arch exchange offer and approve the issuance of such common stock.


     The Arch board of directors may withdraw or modify its recommendation if it determines in good faith, after consultation with outside legal counsel, that failing to do so would be reasonably likely to be inconsistent with its fiduciary duties.

     Even if the Arch board of directors withdraws or modifies its recommendation, it must convene and complete the stockholder meeting which considers the transaction. The board of directors is not required to convene the stockholders meeting, however, if PageNet terminates the merger agreement.

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

  Filings and Other Actions

     Arch and PageNet have agreed to cooperate with each other, and to use their reasonable best efforts

     - to deliver comfort letters from their respective independent public accountants;

     - to take all necessary, proper and advisable actions to complete the merger, including obtaining opinions from their respective attorneys, preparing and filing promptly all documentation necessary to complete the merger, and instituting any court action necessary to obtain approval of the merger and defending any court action instituted to prevent completion of the merger;

     - to obtain promptly all approvals necessary or advisable to complete the merger; and

     - to share all information reasonably necessary and advisable in connection with the merger.


  Bankruptcy Provisions



     If less than 97.5% of the PageNet senior subordinated notes are tendered in the PageNet exchange offer or if the stockholders of PageNet fail to approve the merger agreement, PageNet and some of its operating subsidiaries have agreed to either commence the chapter 11 case and file the prepackaged bankruptcy plan under chapter 11 of the Bankruptcy Code or pay Arch a $40.0 million termination fee if the following conditions to the filing of the prepackaged bankruptcy plan are met:


     - Arch stockholders have approved the transaction;


     - the holders of at least 66 2/3% in amount of the PageNet senior subordinated notes voted with respect to the prepackaged bankruptcy plan and that constitute at least a majority in number of all such voting noteholders, have voted to accept the prepackaged bankruptcy plan;



     - sufficient debt financing has been arranged to fund PageNet's operations until the prepackaged bankruptcy plan is approved by the Bankruptcy Court; and



     - senior credit facilities of at least $1.3 billion have been secured or can be secured through the prepackaged bankruptcy plan.



     If PageNet files the prepackaged bankruptcy plan, then Arch has agreed to be bound by all of the terms of the merger agreement provided that the prepackaged bankruptcy plan is confirmed by the Bankruptcy Court within 120 days of the filing of the plan or such later date as is mutually agreed to in writing by Arch and PageNet. In the event the chapter 11 case are commenced and the prepackaged bankruptcy plan is filed, Arch has agreed to take certain actions to support confirmation of the prepackaged bankruptcy plan.



     At any time, if the board of directors of PageNet determines that the commencement of the chapter 11 case and the filing of prepackaged bankruptcy plan is in the best interests of PageNet then:



     - PageNet may commence the chapter 11 case and file the prepackaged bankruptcy plan under chapter 11 of the Bankruptcy Code and shall seek to satisfy its part of the prepackaged bankruptcy plan conditions and otherwise seek confirmation of the prepackaged bankruptcy plan by the Bankruptcy Court, and


     - Arch shall


        - seek to satisfy its conditions to PageNet's filing of the prepackaged bankruptcy plan outlined above; and



        - be bound by the terms of the merger agreement and consummate the merger through the prepackaged bankruptcy plan if such plan is confirmed by the Bankruptcy Court, provided that such confirmation is entered by no later than December 31, 2000, or such later date as is mutually agreed to by Arch and PageNet, and if the other conditions to the merger have been satisfied.

     If an involuntary bankruptcy petition is filed against PageNet or any of its subsidiaries or a liquidator or trustee is appointed for any of them prior to a voluntary commencement of PageNet's bankruptcy case and the date of such involuntary action is prior to the date which is 60 days after the date that the registration statements relating to the merger and the exchange offers are declared effective by the Securities and Exchange Commission, PageNet shall have up to 120 days after such involuntary action to obtain from the appropriate court an order which dismisses such action, so that the exchange offers may be completed, and during such 120-day period the merger agreement will remain in effect and Arch will be bound by all its terms; or



     - if such involuntary action is filed more than 60 days after the date that the registration statements relating to the merger and the exchange offers are declared effective by the Securities and Exchange Commission, and as of such date of such involuntary action:



        - at least 97.5% of the aggregate outstanding principal amount of the PageNet senior subordinated notes and not less than a majority in number of each series of PageNet senior subordinated notes have been validly tendered and not withdrawn; and



        - the PageNet and Arch stockholders have approved the transaction;



     then PageNet shall have up to 120 days after such involuntary action to obtain an order which dismisses such action, and the merger agreement will remain in effect and Arch will consummate the merger outside of bankruptcy, unless PageNet and Arch mutually consent to file PageNet's bankruptcy case, provided that such order has been obtained before the expiration of such 120-day period.


     If on such date of such involuntary action:


        - less than 97.5% of the aggregate outstanding principal amount of the PageNet senior subordinated notes or less than a majority in number of each series of PageNet senior subordinated notes have been validly tendered and not withdrawn, or the PageNet stockholders fail to approve the transaction; but



        - the conditions to the prepackaged bankruptcy plan have been satisfied,



     then PageNet shall stipulate to bankruptcy relief under chapter 11 of the Bankruptcy Code and Arch will be bound by all of the terms of the merger agreement provided that the prepackaged bankruptcy plan is confirmed by the Bankruptcy Court within 120 days of the filing of the plan or such later date as may be agreed by Arch and PageNet;


     If on such date of such involuntary action:


        - less than 97.5% of the aggregate outstanding principal amount of the PageNet senior subordinated notes or less than a majority in number of each series of PageNet senior subordinated notes have been validly tendered and not withdrawn, or the PageNet stockholders fail to approve the transaction; and



        - the conditions to the prepackaged bankruptcy plan have not been satisfied,



     then PageNet may, but shall not be obligated to, stipulate to bankruptcy relief under chapter 11 of the Bankruptcy Code and the provisions described above relating to a voluntary filing by PageNet shall apply, including the provisions requiring Arch to be obligated for a period of time to consummate the merger pursuant under the prepackaged bankruptcy plan.



     If PageNet's bankruptcy case is commenced, voluntarily or involuntarily, PageNet has agreed to file a motion on the date such case commences seeking expedited approval of certain sections of the merger agreement concerning nonsolicitation of competing proposals and the payment by Arch and PageNet of their respective termination fees. The merger agreement provides that Arch may terminate the agreement if an order approving such motion is not entered within 30 days after the commencement of the Bankruptcy Case.

     If PageNet's bankruptcy case commences, Arch may enter into another merger or acquisition transaction, provided that such transaction would not prevent, materially impair or materially delay its ability to consummate the merger. If Arch enters into a merger or acquisition transaction following the commencement of PageNet's bankruptcy case and as a result of such event PageNet is required to amend its disclosure statement and resolicit the votes of its creditors, then the time within which the order of the Bankruptcy Court confirming the prepackaged bankruptcy plan must be obtained shall be extended for an additional 90 days.


CONDITIONS TO COMPLETION OF THE MERGER

     We will complete the merger only if the conditions set forth in the merger agreement are satisfied or waived. The conditions to each of Arch's and PageNet's obligation to complete the merger include:

     - stockholder approval of the transaction by Arch's stockholders;

     - either:

        - stockholder approval of the transaction by PageNet's stockholders; or


        - entry of a confirmation order, not subject to a stay or injunction, by the Bankruptcy Court confirming the prepackaged bankruptcy plan;



     - the filing of a notification for the listing on the Nasdaq National Market System of the Arch common stock to be issued in connection with the merger and other transactions contemplated by the merger agreement;



     - the receipt of specified governmental consents, permits, licenses and approvals for the merger and the expiration or termination of all applicable waiting periods, and any extensions of these periods, under the Hart-Scott-Rodino Act;



     - the effectiveness of the registration statements related to the merger and the PageNet exchange offer and the absence of any stop order suspending the effectiveness of the registration statements with the SEC or any instituted or threatened proceeding seeking a stop order;


     - the availability of senior credit facilities in a minimum amount of $1.3 billion to Arch and its subsidiaries, including PageNet, after the merger;

     - Arch's receipt of all required state securities and "blue sky" permits and approvals;


     - that neither PageNet, Arch nor any of their subsidiaries incur out-of-pocket income tax liability in their respective taxable periods of more than $25.0 million in the aggregate as a result of the merger; and


     - either:


        - at least 97.5% of the aggregate outstanding principal amount of the PageNet senior subordinated notes and not less than a majority of the outstanding principal amount of each series of PageNet senior subordinated notes has been validly tendered, without withdrawal, and accepted in the PageNet exchange offer; or



        - if the minimum required amount of PageNet senior subordinated notes has not been tendered and accepted:



           - the final confirmation order from the Bankruptcy Court confirming the prepackaged bankruptcy plan has been entered; and



           - all conditions under the prepackaged bankruptcy plan have been satisfied.

     The additional conditions to Arch's obligation to complete the merger include:


     - the accuracy of PageNet's material representations and warranties, apart from any representations and warranties which would be breached by PageNet filing or conducting a bankruptcy case or the filing of an involuntary bankruptcy petition or similar creditors' rights petition against PageNet;

     - PageNet's performance in all material respects of all its covenants, agreements and obligations under the merger agreement;


     - PageNet's receipt of required material consents or approvals to the merger and the other transactions contemplated by the merger agreement;



     - Arch's receipt of required material consents or approvals to the merger and the other transactions contemplated by the merger agreement;


     - Arch's receipt of a favorable tax opinion from Hale and Dorr LLP to the effect described under "Material Federal Income Tax Considerations;" and

     - Arch's receipt of an unqualified certificate from PageNet that each of the conditions described above has been satisfied, that the PageNet stockholders meeting has been convened and PageNet stockholders have:

        - adopted and approved the merger agreement and the merger;


        - increased the authorized number of shares of PageNet common stock to an amount sufficient to complete the PageNet exchange offer; and


        - approved the issuance of such common stock;

        except to the extent that stockholder approval is not required due to the entry of the final confirmation order of a Bankruptcy Court.


     The additional conditions to PageNet's obligation to complete the merger include:


     - the accuracy of Arch's material representations and warranties,

     - Arch's performance in all material respects of all its covenants, agreements and obligations under the merger agreement;


     - Arch's receipt of required material consents or approvals to the merger and the other transactions contemplated by the merger agreement;


     - PageNet's receipt of a favorable tax opinion from Mayer, Brown & Platt to the effect described under "Material Federal Income Tax Considerations;"

     - PageNet's receipt of an unqualified certificate from Arch that each of the conditions described above has been satisfied, that the Arch stockholders meeting has been convened and Arch stockholders have:


        - increased the authorized number of shares of Arch common stock to an amount sufficient to complete the merger;


        - approved the issuance of such common stock; and


     - the distribution of Vast common stock has been declared or the final confirmation order of a Bankruptcy Court has been entered confirming the prepackaged bankruptcy plan.


     At any time before the effective time of the merger, to the extent allowed by law, Arch or PageNet may waive any of these conditions without the approval of their respective stockholders. As of the date of this prospectus, neither company expects to waive any condition.

TERMINATION OF THE MERGER AGREEMENT

     Arch and PageNet can mutually agree to terminate the merger agreement at any time without completing the merger.

     Also, either Arch or PageNet can, without the consent of the other, terminate the merger agreement:

     - if the merger is not completed:


        - before September 30, 2000, if no bankruptcy case has been filed by then, or


        - if a bankruptcy case has been filed, 30 days following the date by which a final confirmation order must be entered;

     - if the PageNet and Arch stockholder meetings are held and PageNet's or Arch's stockholders do not adopt the transaction; or

     - if any order permanently restraining, enjoining or otherwise prohibiting completion of the merger has become final and non-appealable.


     Either party can extend the termination date for up to an additional 90 days if such extension is necessary in order to obtain governmental approvals of the merger under applicable antitrust laws and if all other conditions to completion of the merger are satisfied or are capable of being satisfied. Neither party may terminate the merger agreement if such party has materially breached the terms of the merger agreement and such breach contributed to the failure of the merger to be completed.


     In addition, PageNet can terminate the merger agreement before the effective time of the merger if:

     - the board of directors of Arch has withdrawn or adversely modified its approval or recommendation of the merger;


     - Arch has breached any representation, warranty, covenant or agreement in the merger agreement, and the breach is both material and incurable prior to the date at which either Arch or PageNet can, without the consent of the other, terminate the merger agreement;


     - PageNet receives an unsolicited proposal for a business combination transaction with a third party that PageNet's board of directors concludes is a superior proposal and PageNet provides Arch with all the material terms of the proposal at least two business days prior to termination and simultaneously with the termination pays the termination fee to Arch; or


     - PageNet's minimum condition is not satisfied or PageNet's stockholders have not adopted the merger agreement but the requisite conditions to the prepackaged bankruptcy plan are satisfied, and PageNet does not file the bankruptcy case and seek confirmation of the prepackaged bankruptcy plan, provided that PageNet simultaneously pays the termination fee to Arch.


     Finally, Arch can terminate the merger agreement if:

     - the board of directors of PageNet has withdrawn or adversely modified its approval or recommendation of the merger;


     - PageNet has breached any representation, warranty, covenant or agreement in the merger agreement, and the breach is both material and incurable prior to the date at which either Arch or PageNet can, without the consent of the other, terminate the merger agreement, but only if the breach does not solely result from the filing or conduct of the bankruptcy case or from the filing of an involuntary bankruptcy petition against PageNet or any of its subsidiaries;



     - an order of a Bankruptcy Court approving of the nonsolicitation of competing proposals and the payment by PageNet of the termination fee has not been entered within 30 days of the commencement of the bankruptcy case;

     - an order of a Bankruptcy Court confirming the prepackaged bankruptcy plan is not entered within 120 days of the commencement of the bankruptcy case or a later date mutually agreeable to Arch and PageNet;



     - the prepackaged bankruptcy plan is amended, modified or added to in any material respect without the written consent of Arch;


     - Arch receives an unsolicited proposal for a business combination transaction with a third party that Arch's board of directors concludes is a superior proposal and Arch provides PageNet with all the material terms of the proposal at least two business days prior to termination and simultaneously with the termination pays the termination fee to PageNet.

TERMINATION FEE


     Arch must pay PageNet a termination fee of $40.0 million by wire transfer of same day funds if:


     - Arch, its stockholders or its noteholders receives an acquisition proposal from a third party or a third party publicly announces an intention to make an acquisition proposal and:


          - Arch's stockholders subsequently do not approve the merger;



          - the merger agreement with PageNet is terminated; and



          - Arch either executes and delivers an agreement with a third party relating to an acquisition proposal or an acquisition with respect to Arch is completed, in either case, within 12 months of the termination of the merger agreement with PageNet;



     - PageNet terminates the merger agreement with Arch because:


          - the Arch board of directors has withdrawn or adversely modified its approval or recommendation of the merger agreement;


          - Arch has breached any representation, warranty, covenant or agreement concerning:


             - the restrictions on acquisition proposals; or


             - Arch's board of directors taking all actions necessary to convene a stockholders meeting to consider and vote upon and recommend that the stockholders approve an increase in the authorized number of shares of Arch common stock to an amount sufficient to complete the merger and the issuance of such common stock; or



     - Arch terminates the merger agreement with PageNet in response to a superior acquisition proposal by a third party.


     PageNet must pay Arch a fee of $40.0 million by wire transfer of same day funds if:

     - PageNet, its stockholders or its noteholders receives an acquisition proposal from a third party or a third party publicly announces an intention to make an acquisition proposal and:


          - PageNet's stockholders subsequently do not adopt the merger agreement with Arch or PageNet's noteholders do not satisfy the PageNet minimum condition with respect to the PageNet exchange offer, and a Bankruptcy Court fails to enter the final confirmation order;



          - the merger agreement with Arch is terminated; and


          - PageNet either executes and delivers an agreement with a third party relating to an acquisition proposal or an acquisition with respect to PageNet is completed, in either case, within 12 months of the termination of the merger agreement;


     - Arch terminates the merger agreement with PageNet because:



          - the PageNet board of directors has withdrawn or adversely modified its approval or recommendation of the merger agreement with Arch;

          - PageNet has breached any representation, warranty, covenant or agreement concerning:

             - the restrictions on acquisition proposals; or


             - PageNet's board of directors taking all actions necessary to convene a stockholders meeting to consider and vote upon and recommend that the stockholders approve, unless a bankruptcy case has commenced, or PageNet has stipulated to bankruptcy relief after the filing of an involuntary bankruptcy petition against it or its subsidiaries:



                - the adoption of the merger agreement with Arch;



                - the merger with Arch; and



                - an increase in the authorized number of shares of PageNet common stock to an amount sufficient to complete the PageNet exchange offer and the issuance of such common stock;



     - the prepackaged bankruptcy plan is withdrawn without the prior written consent of Arch, or PageNet files any other plan of reorganization or amends, modifies or adds to any material provision of the prepackaged bankruptcy plan in each case without the prior written consent of Arch;


     - any other plan of reorganization filed by a person other than PageNet is confirmed by a Bankruptcy Court;

     - PageNet files a motion to sell or otherwise transfer all or substantially all of its assets as part of a sale under the Bankruptcy Code without the prior written consent of Arch; or


     - PageNet terminates the merger agreement with Arch in response to a superior acquisition proposal by a third party; or



     - the requisite conditions to the prepackaged plan are satisfied but PageNet does not file the bankruptcy case and seek confirmation of the prepackaged bankruptcy plan.


     Subject to the possible payment of a termination fee, each of Arch and PageNet will pay all expenses it incurs in connection with the merger and related transactions, except that they will share fees paid to the SEC, the Federal Trade Commission, the Federal Communications Commission and other federal or state agencies, and all printing and mailing costs incurred in connection with the merger, equally.

MODIFICATION OR AMENDMENT OF THE MERGER AGREEMENT


     At any time prior to the effective time, Arch and PageNet can modify or amend the merger agreement if they both agree to do so. Each can waive its right to require the other to comply with the merger agreement where the law allows.

                             THE VAST DISTRIBUTION


GENERAL


     The merger agreement provides that PageNet stockholders will receive a distribution of up to 11.6% of the total equity of Vast. The PageNet board of directors will distribute 2,320,000 shares of Class B common stock of Vast to the persons who are PageNet stockholders immediately prior to the acceptance of senior subordinated notes in the exchange offer. The distribution will not be made unless all of the conditions to the merger have been satisfied. Because the distribution will be made only to persons who were PageNet stockholders prior to the acceptance of senior subordinated notes in the exchange offer, noteholders who become stockholders of PageNet in the exchange offer will not be entitled to receive any portion of this distribution.



MANNER OF EFFECTING THE VAST DISTRIBUTION



     If all of the conditions to the merger are satisfied, on the closing date of the Arch merger, PageNet will deliver all 2,320,000 shares of Class B common stock of Vast to a distribution agent. As soon as practicable after that date, the distribution agent will mail certificates for such shares to the PageNet stockholders entitled to receive these shares.


DETERMINATION OF THE DISTRIBUTION RATIO


     PageNet estimates that the number of shares of Vast that PageNet stockholders will receive as a result of the Vast distribution is 0.0223 of a share of Vast Class B common stock for each share of PageNet common stock. The fraction of a share that PageNet stockholders will receive will equal 2,320,000 divided by the number of shares of PageNet common stock outstanding as of immediately prior to the acceptance of senior subordinated notes in the exchange offer. The 0.0223 estimate is based on the 104,242,067 shares of PageNet common stock outstanding on April 25, 2000.



MATERIAL FEDERAL INCOME TAX CONSIDERATIONS OF THE VAST DISTRIBUTION



     We expect that the distribution of Class B common stock of Vast will be taxable to PageNet stockholders. We believe that it is most likely that the Class B common stock of Vast will be treated as distributed in exchange for a portion of a stockholder's PageNet common shares. However, it is possible that the distribution will be taxed as a dividend. See "Material Federal Income Tax Considerations."

                        THE PREPACKAGED BANKRUPTCY PLAN



     In this section, we use the term "PageNet" to refer to Paging Network, Inc. and its United States based operating subsidiaries, other than Vast Solutions, Inc., that will become debtors in the prepackaged bankruptcy case.



     If less than 97.5% of the PageNet senior subordinated notes are tendered in the PageNet exchange offer, but holders of at least 66 2/3% in amount of the PageNet senior subordinated notes that constitute at least a majority in number of all holders that cast a ballot vote to accept the prepackaged bankruptcy plan, PageNet expects to file the chapter 11 case and seek to confirm the prepackaged bankruptcy plan; in addition, if less than 97.5% of the PageNet senior subordinated notes are tendered in the PageNet exchange offer or if the PageNet stockholders fail to approve the merger agreement, Arch may require PageNet to commence the chapter 11 case and file the prepackaged bankruptcy plan, or pay Arch a $40.0 million termination fee, if the following conditions are met:



     - Arch stockholders have approved the transaction;



     - the holders of at least 66 2/3% in amount of the PageNet senior subordinated notes voted with respect to the prepackaged bankruptcy plan and that constitute at least a majority in number of all such voting noteholders, have voted to accept the prepackaged bankruptcy plan;



     - sufficient debt financing has been arranged to fund PageNet's operation until the prepackaged bankruptcy plan is confirmed by the Bankruptcy Court; and



     - senior credit facilities of at least $1.3 billion have been secured or can be secured through the prepackaged bankruptcy plan.



GENERAL


     Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11, a debtor is authorized to reorganize its business for the benefit of its creditors and stockholders.


     The consummation of a plan of reorganization is the principal objective of a chapter 11 reorganization case. A plan of reorganization sets forth the means for satisfying claims against and equity interests in a debtor. Upon confirmation of a plan of reorganization by the Bankruptcy Court, the plan becomes binding upon the debtor and all creditors or equity security holders of the debtor. The confirmation order generally discharges the debtor from any debts that arose prior to the date of confirmation of the plan and substitutes for them the obligations specified under the confirmed plan.



     Only classes that are impaired, as defined under the Bankruptcy Code, are entitled to vote to accept or reject the prepackaged bankruptcy plan. As a general matter, a class of claims or equity interests is considered to be "unimpaired" under a plan of reorganization if the plan does not alter the legal, equitable and contractual rights of the holders of such claims or equity interests. Under the Bankruptcy Code, holders of unimpaired claims or equity interests are conclusively presumed to have accepted the plan.



     Under certain circumstances the Bankruptcy Code permits debtors to solicit acceptances for a plan of reorganization prior to the commencement of the bankruptcy case and to bind creditors to such prefiling acceptances. Even if all classes of creditors and equity security holders vote to accept a plan, the Bankruptcy Court must find that a number of statutory tests are met before it may confirm the plan. Many of these tests are designed to protect the interests of holders of claims or equity interests that do not vote to accept the plan, but that will nonetheless be bound by the provisions of the plan if it is confirmed by the Bankruptcy Court.



     PageNet prepared the prepackaged bankruptcy plan as an alternative means to implement the merger agreement in the event that 97.5% of PageNet's senior subordinated notes are not tendered pursuant to the exchange offer. The terms of the prepackaged bankruptcy plan were not negotiated with any class of creditors or interest holders. PageNet's proposed prepackaged bankruptcy plan provides for treatment of the various classes of claims of creditors against PageNet and equity interests in PageNet that is consistent with the treatment such creditors and equity security holders would receive if the exchange offer and merger were consummated outside of a bankruptcy case.



     A copy of the prepackaged bankruptcy plan accompanies this prospectus as Annex C. All noteholders and stockholders are urged to review the prepackaged bankruptcy plan carefully. The prepackaged bankruptcy plan, if confirmed, will be binding upon PageNet noteholders and stockholders and all holders of claims against, and equity interests in, PageNet.



     If PageNet files the chapter 11 case, it intends to operate its businesses in the ordinary course and to make payment in full on a timely basis for all goods and services provided after the commencement of the chapter 11 case. PageNet also will seek approval immediately upon the filing of the case to pay in full in the ordinary course of business the pre-petition claims owing to general unsecured creditors that were incurred in the ordinary course of PageNet's business. PageNet anticipates receiving a commitment for a $50 million debtor-in-possession loan facility to be made available to PageNet if it files the prepackaged bankruptcy case. Management expects that, in light of this loan facility, PageNet will have sufficient funds to pay its prepetition and postpetition general unsecured creditors in the ordinary course of business through the conclusion of the chapter 11 case.



     Under the prepackaged bankruptcy plan, noteholders and stockholders will not be required to file proofs of claim or equity interest with the Bankruptcy Court. Such holders will not be required to take any other action to receive distributions on their claims or equity interests other than the tender of their senior subordinated notes or stock certificates.



VOTING INSTRUCTIONS AND PROCEDURES



     IT IS IMPORTANT THAT THE HOLDERS OF THE SENIOR SUBORDINATED NOTES AND COMMON STOCK EXERCISE THEIR RIGHTS TO VOTE TO ACCEPT OR REJECT THE PREPACKAGED BANKRUPTCY PLAN. Such holders should read the ballot accompanying this prospectus carefully and follow the instructions contained therein. Please use only the ballot that accompanies this prospectus.



     THE SUBMISSION OF A PROPERLY EXECUTED BALLOT TO ACCEPT THE PREPACKAGED BANKRUPTCY PLAN DOES NOT CONSTITUTE A TENDER OF THE HOLDER'S SENIOR SUBORDINATED NOTES PURSUANT TO THE EXCHANGE OFFER. For a description of the procedures for tendering senior subordinated notes and delivery of consents with respect to the exchange offer see "The Exchange Offer -- Procedures for Tendering Senior Subordinated Notes and Delivery of Consents."



     The period during which ballots with respect to the prepackaged bankruptcy
plan will be accepted will terminate on                , 2000. For purposes of
this section, such date will be referred to as the voting deadline. Except to the extent that PageNet so determines or as permitted by the bankruptcy court, ballots that are received after the voting deadline will not be accepted or used in connection with the confirmation of the prepackaged bankruptcy plan.



     Consistent with the provisions of Bankruptcy Rule 3018, the record date -- the date for the determination of holders of record of senior subordinated note claims and shareholder interests who are entitled to vote on the prepackaged bankruptcy plan -- has been set as the close of business, New
York City time, on                , 2000. If you acquired beneficial ownership
of senior subordinated notes or common stock after the                , 2000
record date, in order to vote on the prepackaged bankruptcy plan you must submit
with your ballot a proxy from the beneficial owner as of the                ,
2000 record date in which such beneficial owner certifies that he, she, or it was the beneficial owner of the senior subordinated notes or common stock on the record date, that such beneficial owner has not already voted on the prepackaged bankruptcy plan and that such beneficial owner is authorizing you to vote on the prepackaged bankruptcy plan.



     PageNet has engaged Innisfree M&A Incorporated as its information agent to assist in the transmission of voting materials and in the tabulation of votes with respect to the prepackaged bankruptcy plan. PageNet has also engaged Harris Trust Company of New York as its exchange agent. The exchange

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agent (or such other entity as may be selected by PageNet) shall act as the disbursing agent with respect to distributions to be made to noteholders and stockholders under the prepackaged bankruptcy plan.



     FOR YOUR VOTE TO COUNT, IT MUST BE RECEIVED BY THE INFORMATION AGENT BEFORE THE VOTING DEADLINE. IF YOU HAVE BEEN INSTRUCTED TO RETURN YOUR BALLOT TO YOUR BANK, BROKER, PROXY INTERMEDIARY OR OTHER NOMINEE, OR TO THEIR AGENT, YOU MUST RETURN YOUR BALLOT TO THEM IN SUFFICIENT TIME FOR THEM TO PROCESS IT AND RETURN IT TO THE INFORMATION AGENT BEFORE THE VOTING DEADLINE. IF A RETURN ENVELOPE HAS BEEN PROVIDED WITH A "PREVALIDATED" BALLOT (AS DESCRIBED BELOW), RETURN SUCH PREVALIDATED BALLOT IN THE ENCLOSED RETURN ENVELOPE SO THAT IT WILL BE RECEIVED BY THE INFORMATION AGENT BEFORE THE VOTING DEADLINE.



     If a ballot is damaged or lost, or for additional copies of this prospectus, you may contact the information agent. ANY BALLOT WHICH IS EXECUTED AND RETURNED BUT WHICH DOES NOT INDICATE AN ACCEPTANCE OR REJECTION OF THE PLAN WILL NOT BE COUNTED. If you have any questions concerning voting procedures, you may contact the information agent at the address or telephone number listed on the back cover page of this document.



  Voting Procedures.



     Innisfree M&A Incorporated, as information agent, is providing copies of this prospectus, ballots, and where appropriate, master ballots to all registered holders of PageNet's senior subordinated notes and common stock. Registered holders may include brokers, banks, proxy intermediaries and other nominees. If such registered holders do not hold for their own accounts, they or their agents should provide copies of this prospectus and appropriate ballots to their customers and to beneficial owners. Any beneficial owner who has not received a ballot should contact his, her or its nominee, or the information agent.



  Beneficial Owners.



     Any beneficial owner as of the                , 2000 record date of the
senior subordinated notes or common stock that is also the record holder of such notes or common stock can vote their respective claim or interest by completing and signing the enclosed ballot and returning it directly to the information agent, as instructed in the ballot, using the enclosed pre-addressed postage-paid envelope so as to be received by the information agent before the voting deadline. If no envelope is enclosed, contact the information agent for instructions.



     Any beneficial owner holding, as of the                            , 2000
record date, senior subordinated notes or common stock in "street name" through a nominee can vote by completing and signing the ballot (unless the ballot has already been signed, or "prevalidated," by the nominee), and returning it to the nominee in sufficient time for the nominee to then forward the vote as to be received by the information agent before the voting deadline. Any ballot submitted to a nominee will not be counted until such nominee properly completes and timely delivers a corresponding master ballot to the exchange agent or the information agent. IF YOUR BALLOT HAS ALREADY BEEN SIGNED (OR "PREVALIDATED") BY YOUR NOMINEE, YOU MUST COMPLETE THE BALLOT AND RETURN IT DIRECTLY TO THE INFORMATION AGENT SO THAT IT IS RECEIVED BY THE INFORMATION AGENT BEFORE THE VOTING DEADLINE.



  Nominees.



     A nominee which is the registered holder for a beneficial owner, as of the
               , 2000 record date, of senior subordinated notes or common stock can obtain the votes of the beneficial owners of such securities, consistent with customary practices for obtaining the votes of securities held in "street name," in one of the following two ways:



     The nominee may "prevalidate" a ballot by (a) signing the ballot, (b) indicating on the ballot the name of the nominee or the registered holder, the amount of securities held by the nominee for the beneficial owner, and the account numbers for the accounts in which such securities are held by the nominee, and (c) forwarding such ballot, together with the prospectus, return envelope, and other materials requested to be forwarded, to the beneficial owner for voting. The beneficial owner must then


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


indicate his, her or its vote to accept or to reject the prepackaged bankruptcy plan in the ballot, review the certifications contained in the ballot, and return the ballot directly to the information agent in the pre-addressed, postage-paid envelope, so that it is received by the information agent before the voting deadline. A list of the beneficial owners to whom "prevalidated" ballots were delivered should be maintained by nominees for inspection for at least one year from the voting deadline.



     If the nominee elects not to "prevalidate" ballots, the nominee may obtain the votes of beneficial owners by forwarding to the beneficial owners the unsigned ballots, together with the prospectus, a return envelope provided by, and addressed to, the nominee, and other materials requested to be forwarded. Each such beneficial owner must then indicate his, her or its vote to accept or to reject the prepackaged bankruptcy plan in the ballot, review the certifications contained in the ballot, execute the ballot, and return the ballot to the nominee. After collecting the ballots, the nominee should, in turn, complete a master ballot for each series of senior subordinated notes and for the common stock compiling the votes and other information from the ballots received from the beneficial owners of such securities, execute the master ballots, and deliver the master ballots to the information agent so that it is received by the information agent before the voting deadline. All ballots returned by beneficial owners should be retained by nominees for inspection for at least one year from the voting deadline. Please note: if this option is selected, the nominee should advise the beneficial owners to return their ballots to the nominee by a date calculated by the nominee to allow it to prepare and return the master ballots to the information agent so that the master ballots are received by the information agent before the voting deadline.



  Securities Clearing Agencies.



     We expect that The Depository Trust Company, as the record holder of all of PageNet senior subordinated notes and a portion of the common stock, will arrange for its respective participants to vote by executing an omnibus proxy, assignment letter form or similar document in favor of such participants. As a result of the omnibus proxy, each participant will be authorized to vote its
                           , 2000 record date positions held in the name of such
securities clearing agencies.



  Other.



     If a ballot is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should indicate such capacity when signing, and unless otherwise determined by PageNet, must submit proper evidence satisfactory to PageNet of their authority to so act.



  Miscellaneous Procedures.



     For purposes of voting to accept or reject the prepackaged bankruptcy plan, the beneficial owners of such securities will be deemed to be the "holders" of the claims represented by such securities.



     All class 5 senior subordinated note claims and class 6 old stock interests that are voted by a beneficial owner must be voted either to accept or to reject the prepackaged bankruptcy plan and may not be split by the beneficial owner within such classes. Unless otherwise ordered by the bankruptcy court, ballots or master ballots which are signed, dated, and timely received, but on which a vote to accept or reject the prepackaged bankruptcy plan has not been indicated, will not be counted. PageNet, in its sole discretion, may request that the information agent attempt to contact such voters to cure any such defects in the ballots or master ballots.



     Except as provided below, unless the ballot or master ballot is timely submitted to the information agent before the voting deadline together with any other documents required by such ballot or master ballot, PageNet may, in its sole discretion, reject such ballot or master ballot as invalid, and therefore, decline to utilize it in connection with seeking confirmation of the prepackaged bankruptcy plan by the bankruptcy court.

  Defects, Irregularities, Etc.



     Unless otherwise directed by the bankruptcy court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawal of ballots will be determined by PageNet in its sole discretion, whose determination will be final and binding. Unless the ballot being furnished is timely submitted to the information agent on or prior to the voting deadline, together with any other documents required by such ballot, PageNet may, in its sole discretion, reject such ballot as invalid and, therefore, decline to use it in connection with seeking confirmation of the prepackaged bankruptcy plan by the bankruptcy court. In the event of a dispute with respect to a claim or interest, any vote to accept or reject the prepackaged bankruptcy plan cast with respect to such claim or interest will not be counted for purposes of determining whether the prepackaged bankruptcy plan has been accepted or rejected, unless the bankruptcy court orders otherwise. PageNet reserves the right to reject any and all ballots not in proper form. PageNet further reserves the right to waive any defects or irregularities or conditions of delivery as to any particular ballot. The interpretation (including the ballot and the respective instructions thereto) by PageNet, unless otherwise directed by the bankruptcy court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with delivery of a ballot must be cured within such time as PageNet (or the bankruptcy court) determines. Neither PageNet nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the bankruptcy court, delivery of such ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.



  Withdrawal of Ballot or Master Ballot.



     Prior to the commencement of the chapter 11 case, any senior subordinated noteholder or stockholder who has delivered a valid ballot or master ballot may withdraw its vote by delivering a written notice of withdrawal to the information agent before the voting deadline. All votes cast will be irrevocable upon the voting deadline. To be valid, the notice of withdrawal must (a) describe the claim or interest to which it relates, (b) be signed by the party who signed the ballot or master ballot to be revoked, and (c) if the withdrawal occurs before the voting deadline, be received by the information agent before the voting deadline. Withdrawal of a ballot or master ballot can only be accomplished pursuant to the foregoing procedures.



     Prior to the commencement of the chapter 11 case, any holder who has delivered a valid ballot or master ballot may change its vote by delivering to the information agent a properly completed subsequent ballot or master ballot so as to be received before the voting deadline. In the case where more than one timely, properly completed ballot or master ballot is received prior to the voting deadline, only the ballot or master ballot that bears the latest date will be counted.



     After the chapter 11 case has been commenced, a vote of a senior subordinated noteholder or stockholder may only be changed or withdrawn with the permission of the bankruptcy court upon a showing of "cause" pursuant to Rule 3018(a).



CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS UNDER THE PREPACKAGED BANKRUPTCY PLAN



     PageNet has separately classified general unsecured claims from claims arising under PageNet's senior subordinated notes because the general unsecured claims class is comprised largely of trade creditors many of whom are key suppliers of products and services used by PageNet. Accordingly, any failure by PageNet to pay these trade creditors in accordance with the terms agreed upon could be detrimental to PageNet's ability to obtain essential trade credit and could substantially impair PageNet's ability to do business with trade creditors whose goods and services are essential. The senior subordinated notes, although not subordinated to the claims of trade creditors, are subordinated to the prior payment in full of the bank claims which make them significantly different from other unsecured claims that are not subordinate to the bank claims and, therefore, are properly classified separately.

     If the Bankruptcy Court finds that PageNet's classification of claims is not permitted by the Bankruptcy Code, PageNet would likely seek (1) to modify the prepackaged bankruptcy plan to provide for whatever reasonable classification might be required, and (2) to use the acceptances received from any noteholder or stockholder pursuant to this solicitation provided the change in classification does not affect the treatment to be received by the noteholders and stockholders. If the Bankruptcy Court finds that such a modification does not affect the treatment of the stockholders or noteholders under the prepackaged bankruptcy plan, the stockholders and noteholders will be bound by their prior acceptance of the prepackaged bankruptcy plan. There can be no assurance that the Bankruptcy Court, after finding that a classification was inappropriate and requiring a reclassification, would approve the prepackaged bankruptcy plan based upon such reclassification.



     The prepackaged bankruptcy plan classifies the claims of creditors and the interests of stockholders into the classes listed below for all purposes, including voting, confirmation, and distribution. Under the prepackaged bankruptcy plan, the claims of holders of senior subordinated notes for principal and accrued and unpaid interest payable under the senior subordinated notes are deemed to be "allowed" claims. A stockholder's interest is "allowed" under the terms of the prepackaged bankruptcy plan if it is listed in the appropriate transfer books and records of PageNet as of the applicable record date.



SUMMARY OF TREATMENT UNDER THE PREPACKAGED BANKRUPTCY PLAN



     Under the terms of the prepackaged bankruptcy plan, the claims of the senior subordinated noteholders and bank lenders and the interests of PageNet's stockholders are the only impaired claims and interests entitled to vote on the prepackaged bankruptcy plan:



     Senior Subordinated Note Claims



     Senior subordinated note claims consist of the claims against PageNet of the holders of:



     - the 8.875% senior subordinated notes due 2006.



     - the 10.125% senior subordinated notes due 2007; and



     - the 10% senior subordinated notes due 2008.



PageNet anticipates that if it files the chapter 11 case on June 30, 2000, the total noteholder claims would be approximately $1.2 billion in principal and $98,345,941 in accrued and unpaid interest. The following table sets forth the accrued and unpaid interest on each series of the senior subordinated notes.



8.875% notes due 2006.......................................  $24,778,062
10.125% notes due 2007......................................  $37,785,806
10% notes due 2008..........................................  $35,782,073
                                                              -----------
          Total.............................................  $98,345,941



     Under the prepackaged bankruptcy plan, noteholders will receive, in full satisfaction of their claims and related rights under, with respect to, on account of or arising from or in connection with their senior subordinated notes, shares of Arch common stock and Vast Class B common stock identical to the shares they would receive if the PageNet exchange offer and the merger were consummated outside of bankruptcy. Specifically, on the effective date, each PageNet noteholder will receive a pro rata share of (1) 76,918,795 shares of Arch common stock and (2) 13,780,000 shares of Class B common stock of Vast. For a breakdown of the number of shares of Arch common stock and Vast Class B common stock to be distributed per $1,000 in principal amount of senior subordinated notes, see "Summary -- The Exchange Offer."



     Stockholder Interests



     Stockholder interests consist of all equity interests in PageNet.

     Under the prepackaged bankruptcy plan, PageNet stockholders will receive, in full satisfaction of their rights and interests with respect to, on account of or arising from or in connection with their PageNet stock, shares of Arch common stock and Vast Class B common stock identical to the shares they would receive if the merger and the Vast distribution were consummated outside of bankruptcy, provided that stockholders will lose their state law appraisal rights in the chapter 11 case. Specifically, on the effective date each stockholder, excluding Arch and any of its subsidiaries, will receive a pro rata share of (1) the shares of Arch common stock to be made available to PageNet stockholders under the merger agreement, and (2) the 2,320,000 shares of Class B common stock of Vast. As of December 1, 1999, for each 100 shares of PageNet common stock, there would have been distributed (1) 12.47 shares of Arch common stock and (2) 2.2256 shares of Vast Class B common stock.



  Other Impaired Claims



     In addition to the senior subordinated note claims and PageNet stockholder interests, the claims of PageNet's bank lenders and the subsidiary stock interests and claims are also impaired under the terms of the prepackaged bankruptcy plan. These claims and interests are treated under the prepackaged bankruptcy plan as follows:



  Bank Secured Claims



     Bank secured claims consist of all claims arising from or relating to PageNet's pre-bankruptcy credit agreements. PageNet anticipates that if it files the chapter 11 case the total bank claims will be approximately $745 million plus any accrued and unpaid interest.



     Under the prepackaged bankruptcy plan the claims of PageNet's secured lenders will be assumed by Arch under its credit facility as amended on March 23, 2000. Specifically, the prepackaged bankruptcy plan provides that the allowed bank secured claims will be converted to Tranche B-1 loans under the Arch credit facility, as amended. The holders of such allowed bank secured claims will receive Tranche B-1 Arch credit facility notes in satisfaction of their allowed claims. The specific terms of the Tranche B-1 notes are described in the Arch credit facility summary of terms attached to this prospectus as Annex D.



     Bank secured claims are impaired and the holders of allowed bank secured claims are entitled to vote to accept or reject the prepackaged bankruptcy plan. PageNet intends to solicit the votes of the secured lenders with respect to the prepackaged bankruptcy plan prior to commencing the Chapter 11 case.



  Subsidiary Stock Interests and Subsidiary Claims



     Subsidiary stock interests consist of all equity interests held by PageNet in each of its operating subsidiaries other than Vast, and of any such operating subsidiary in any other operating subsidiary. Subsidiary claims consist of all inter-company claims by a PageNet company against another PageNet company. Vast will not be a debtor in the chapter 11 cases and shares of which will be distributed pursuant to the merger agreement and the prepackaged bankruptcy plan.



     These claims and interests are also technically impaired under the prepackaged bankruptcy plan. PageNet will cause the holders of the subsidiary claims and interests to vote to accept the prepackaged bankruptcy plan.



  Unimpaired Claims



     All other claims against PageNet are unimpaired under the terms of the prepackaged bankruptcy plan. The holders of all such claims will be paid in full on the later of the effective date of the prepackaged bankruptcy plan or, if permitted by the Bankruptcy Court, when such claims become due in PageNet's ordinary course of business or on such other terms as may be agreed to by PageNet and the holder of such claims. PageNet's anticipated debtor-in-possession loan facility will be paid by Arch on the effective date of the merger. Amounts outstanding under the loan facility in excess of $15 million are proposed to be converted into Tranche B-2 loans under the amended Arch credit facility having a maturity date of 60-120 days after the merger. The amended Arch credit facility does not presently provide for Tranche B-2 loans and limits the amount of the debtor-in-possession loan facility payable by Arch to $15 million. Arch intends to request permission from its lenders to pay up to $50,000,000 of debtor-in-possession loan facility claims on the effective date of the prepackaged bankruptcy plan.



SUMMARY OF OTHER PROVISIONS OF THE PREPACKAGED BANKRUPTCY PLAN


  Releases


     The prepackaged bankruptcy plan provides for certain releases to be granted by PageNet preventing the assertion by PageNet of claims against the following entities and individuals in consideration of the contributions of such parties to the chapter 11 case:



     - those holders of PageNet's secured bank claims who vote in favor of the prepackaged bankruptcy plan;



     - Arch, its subsidiaries, and their officers, directors and agents; and



     - present and former officers and directors of PageNet.



     The prepackaged bankruptcy plan provides an injunction barring the commencement or continuation of any claims against those entities and individuals on account of claims held by PageNet or its bankruptcy estate which are released pursuant to the plan's terms; provided, however, that the injunction does not preclude police or regulatory agencies from fulfilling their statutory duties.



     The release by PageNet does not affect any liability of:



     - Arch resulting from any breach of the merger agreement; or



     - any person or entity for:



      - any direct claim held by any creditor, interest holder or other person against any released person that does not constitute a claim held by PageNet or its bankruptcy estate;



      - any fraud, gross negligence or willful misconduct;



      - loans by PageNet; or



      - contractual obligations owed to PageNet.



     No known claims are being released as a result of the release provision of the prepackaged bankruptcy plan.



     The prepackaged bankruptcy plan also provides that PageNet and the persons and entities receiving releases under the prepackaged bankruptcy plan will be exculpated from any liability to any person or entity for any act or omission in connection with or related to the negotiation, formulation, preparation and confirmation of the prepackaged bankruptcy plan, the consummation and administration of the prepackaged bankruptcy plan, the prospectus or disclosure statement, the chapter 11 case, or the property distributed under the prepackaged bankruptcy plan. The foregoing exculpation does not affect any liability of (1) PageNet or Arch resulting from any breach of the merger agreement or (2) any person or entity for any fraud, gross negligence or willful misconduct.


  Executory Contracts and Unexpired Leases


     Under the Bankruptcy Code, PageNet may assume or reject executory contracts and unexpired leases. As a general matter, an "executory contract" is a contract under which material performance, other than solely the payment of money, remains to be made by each party to the contract. On or before the effective date of the prepackaged bankruptcy plan, PageNet will assume all of its executory contracts and unexpired leases, including all of its license agreements, real property leases and severance and related employee benefit agreements. In addition, on the confirmation date, PageNet will be deemed to have assumed the merger agreement unless the merger agreement is assumed by PageNet prior to the confirmation date pursuant to an order of the Bankruptcy Court.


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

  Indemnification of Directors, Officers and Employees


     The prepackaged bankruptcy plan provides that PageNet's obligations to indemnify any person serving at any time on or prior to the effective date as one of its directors, officers, or employees by reason of such person's service in such capacity will survive unimpaired and unaffected by entry of the confirmation order, irrespective of whether such indemnification becomes owing on account of an act or event occurring before or after the commencement of the chapter 11 case.



  Continued Corporate Existence and Vesting of Assets in Reorganized PageNet



     Each PageNet company shall continue to exist after the effective date as a separate reorganized corporate entity, with all the powers of a corporation under Delaware or other applicable law. Except as otherwise provided in the prepackaged bankruptcy plan or the confirmation order, on and after the effective date each PageNet company shall retain all of its respective property and any property acquired by PageNet under the prepackaged bankruptcy plan shall vest in the respective PageNet company as reorganized under the prepackaged bankruptcy plan, free and clear of all claims, liens, charges, or other encumbrances and equity interests except as provided for in the prepackaged bankruptcy plan or the confirmation order. On and after the effective date, reorganized PageNet may operate its business and may use, acquire or sell property and compromise or settle any claims or equity interests, without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code, other than those restrictions expressly imposed by the prepackaged bankruptcy plan and the order of the Bankruptcy Court confirming the prepackaged bankruptcy plan. The prepackaged bankruptcy plan provides that, except as otherwise provided therein, reorganized PageNet will retain the exclusive right to pursue certain causes of action against third parties. Reorganized PageNet will have the right to pursue such causes of action to the extent it determines that such pursuit is in its best interest.


  Amendments to Certificate of Incorporation and By-Laws


     On the effective date, upon consummation of the merger contemplated by the prepackaged bankruptcy plan, (1) the certificate of incorporation of PageNet, as amended and restated in its entirety as set forth in Exhibit A to the merger agreement, shall be the certificate of incorporation of the reorganized PageNet and (2) the bylaws of the subsidiary used by Arch to effectuate the merger as in effect immediately prior to the effective date, shall be the bylaws of the reorganized PageNet.



     The Bankruptcy Code requires that upon the confirmation of a plan of reorganization a debtor's charter documents must contain certain provisions, including a provision prohibiting the issuance of non-voting equity securities. To comply with this requirement, the prepackaged bankruptcy plan provides that reorganized PageNet will file an amended certificate of incorporation with the Secretary of State of the State of Delaware in accordance with law. The amended certificates of incorporation will prohibit the issuance of nonvoting equity securities to the extent required by the Bankruptcy Code. After the effective date, reorganized PageNet reserves the right to amend and restate their certificates of incorporation and other constituent documents as permitted by law. At present, PageNet does not contemplate any such amendments.


  Retention of Jurisdiction by the Bankruptcy Court


     Under the terms of the prepackaged bankruptcy plan, after the effective date the Bankruptcy Court will retain exclusive jurisdiction over PageNet's chapter 11 case to the extent provided in the prepackaged bankruptcy plan.


  Cancellation of Instruments and Securities


     On the effective date, except as otherwise provided in the prepackaged bankruptcy plan, the senior subordinated notes issued by PageNet, the old common stock and the old stock options will be deemed canceled. In addition, the senior subordinated note indentures will be canceled and will have no further force or effect except to the limited extent required to allow for the distributions to be made in accordance with the mechanics set out in the prepackaged bankruptcy plan.


  Issuance of New Securities; Execution of Related Documents


     On the effective date, reorganized PageNet or Arch shall issue or cause to be distributed all securities, notes, instruments, certificates, and other documents required to be issued pursuant to the prepackaged bankruptcy plan including, without limitation, the Arch common stock and the Vast Class B common stock, all of which shall be distributed as provided in the prepackaged bankruptcy plan.


  Management


     The prepackaged bankruptcy plan provides that (1) the directors of the Arch merger subsidiary immediately prior to the effective date shall be the initial directors of the reorganized PageNet and (2) the officers of PageNet immediately prior to the effective date shall be the initial officers of the reorganized PageNet. To the extent any and all persons proposed to serve as an officer or director of reorganized PageNet or as a director of Arch are insiders, as defined in the Bankruptcy Code, the nature of any compensation for such persons will be disclosed to the Bankruptcy Court on or prior to the hearing or confirmation of the prepackaged bankruptcy plan.



  Distributions with Respect to the Senior Subordinated Note Claims and Stockholder Interests



     All distributions provided for in the prepackaged bankruptcy plan on account of senior subordinated note claims and allowed stockholder interests will be made by Arch to an exchange agent for delivery by the exchange agent to the holders of such claims and interests. The senior subordinated note indentures shall continue in effect only to the extent necessary to allow the exchange agent to make distributions to holders of allowed senior subordinated note claims.



     As soon as practicable after the effective date, the exchange agent will send a transmittal letter to each holder of a senior subordinated note claim or a stockholder interest advising such holder of the effectiveness of the prepackaged bankruptcy plan and the instructions for delivering any senior subordinated notes and old common stock in exchange for the Arch common stock and the Vast Class B common stock distributable pursuant to the prepackaged bankruptcy plan.



     In the event any senior subordinated notes or common stock shall have been lost, stolen or destroyed, then upon the delivery to the exchange agent of an appropriate affidavit and bond, the exchange agent will issue the required shares of Arch common stock and Vast Class B common stock.



     Any noteholder or stockholder that fails to surrender the applicable senior subordinated note or old common stock (or loss affidavit and bond) (1) within 180 days after the effective date, will be entitled to look only to the reorganized PageNet for its distributions under the prepackaged bankruptcy plan or (2) within 3 years after the effective date will have its claim or equity interest discharged and shall be forever barred from asserting any such claim or equity interest.



     As of the close of business on the business date immediately preceding the effective date, the applicable transfer books for the senior subordinated notes and the common stock will be closed and any further transfers will be prohibited. In the event of a transfer of ownership of a senior subordinated note or old common stock that is not registered in the applicable transfer books, distributions under the prepackaged bankruptcy plan shall be delivered to the holder of record as indicated by the applicable transfer books unless the transferee of such holder delivers an appropriate letter of transmittal to the exchange agent and appropriate documentation to evidence that such transfer was in fact made and that all applicable transfer taxes have been paid. If any Arch common stock or Vast Class B common stock is to be issued in a name other than that in which the senior subordinated note or old common stock surrendered in exchange therefor is registered, the senior subordinated note or old common stock so surrendered shall be transferable to the person designated by the registered holder upon presentation of the note or stock, properly assigned and endorsed, and an affidavit that the transfer is otherwise proper and the person requesting the transfer has paid all applicable taxes.


     If and when a dividend or other distribution is declared by Arch with respect to Arch common stock, or Vast with respect to Vast Class B common stock, the record date for which is on or after the effective date, that declaration shall include dividends or other distributions with respect to all shares of Arch common stock or Vast Class B common stock distributable pursuant to the prepackaged bankruptcy plan. Such dividends and other distributions will not be paid to any holder of any unsurrendered senior subordinated note or old common stock until such note or stock is surrendered in accordance with the provisions of the prepackaged bankruptcy plan. Subject to the provisions of the prepackaged bankruptcy plan, at any meeting of stockholders of Arch or Vast with a record date on or after the effective date, registered holders of unsurrendered senior subordinated notes or old common stock shall be entitled to vote the number of shares of Arch common stock or Vast Class B common stock represented by such senior subordinated notes or old common stock, regardless of whether such holders have surrendered their senior subordinated notes or old common stock; provided, however, that any such vote shall be at the times, upon the conditions, and in the manner prescribed by the certificate of incorporation and bylaws of Arch or Vast, respectively.



     Notwithstanding any other provision of the prepackaged bankruptcy plan, the Arch common stock will only be issued in whole shares. In place of any fractional shares, the exchange agent will make a cash payment determined by multiplying such fraction, rounded to the nearest one-hundredth of a share, by the average closing price of a share of Arch common stock, as reported in The Wall Street Journal, New York City edition, 10 business days immediately prior to the effective date.



  Distributions with Respect to Existing Stock Options



     As soon as practicable after the effective date, Arch will send appropriate notices to each stock plan administrator for delivery to holders of allowed old stock option interests setting forth such holders' rights pursuant to the substitute options to be issued under the prepackaged bankruptcy plan.



CONDITIONS TO CONSUMMATION



     It is a condition to consummation of the prepackaged bankruptcy plan that the following conditions be satisfied or waived:



     - the confirmation order is signed by the Bankruptcy Court and duly entered on the docket for the chapter 11 case by the clerk of the Bankruptcy Court in form and substance acceptable to PageNet and Arch;



     - the confirmation order has not been amended, modified, supplemented, reversed or stayed; and



     - all conditions precedent to the closing of the merger shall have been satisfied or waived.



     The conditions precedent to the closing of the merger other than the conditions relating to the confirmation order may be waived only if allowed by the merger agreement. The conditions relating to the confirmation order may not be waived. PageNet may waive any conditions without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to consummate the prepackaged bankruptcy plan.



EFFECT OF CONSUMMATION OF THE PREPACKAGED BANKRUPTCY PLAN


  Vesting of Rights


     Except as otherwise provided in the prepackaged bankruptcy plan or the confirmation order, on and after the effective date, all PageNet property and any property acquired by PageNet under the prepackaged bankruptcy plan shall vest in PageNet, as reorganized under the prepackaged bankruptcy plan, free and clear of all claims, liens, charges, or other encumbrances and equity interests.


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

  Discharge


     Except as provided in the prepackaged bankruptcy plan or the confirmation order:



     - the rights afforded in the prepackaged bankruptcy plan and the treatment of all impaired claims and equity interests therein, shall be in exchange for and in complete satisfaction, discharge and release of claims and equity interests of any nature whatsoever against PageNet, or any of its assets or properties, including any interest accrued on such claims from and after the date PageNet files the chapter 11 case with the Bankruptcy Court; and



     - on the effective date, all such impaired claims against PageNet shall be satisfied, discharged and released in full.


  Binding Effect


     The provisions of the prepackaged bankruptcy plan, if confirmed, will bind all holders of claims and equity interests regardless of whether they accept the prepackaged bankruptcy plan or are entitled to vote with respect to the prepackaged bankruptcy plan. The distributions provided for in the prepackaged bankruptcy plan, if any, will be in exchange for and in complete satisfaction, discharge and release of all impaired claims against and equity interests in PageNet or any of its assets or properties, including any impaired claim or equity interest accruing after the date of the commencement of the chapter 11 case and prior to the confirmation date. All holders of impaired claims and equity interests will be precluded from asserting any claim against PageNet or its assets or properties based on any transaction or other activity of any kind that occurred prior to the confirmation date.



MODIFICATION OF THE PREPACKAGED BANKRUPTCY PLAN



     Amendments to any material provisions of the prepackaged bankruptcy plan may be made by PageNet only with the consent of Arch. Any amendments or modifications to the prepackaged bankruptcy plan made after the date the chapter 11 case is filed and before or after the confirmation date may be made only in accordance with the provisions of the Bankruptcy Code and the Bankruptcy Rules. PageNet reserves the right to use acceptances obtained with respect to the prepackaged bankruptcy plan to confirm any amendments to the prepackaged bankruptcy plan to the extent permitted by law.



     PageNet will resolicit acceptances of the prepackaged bankruptcy plan only if a modification to the prepackaged bankruptcy plan adversely changes the treatment of the claim of any creditor or the interest of any stockholder or noteholder who has not accepted in writing the modification. By voting to accept the prepackaged bankruptcy plan, PageNet's noteholders or stockholders may be deemed to have accepted a modified plan to the extent the Bankruptcy Court determines that the modification does not adversely affect the rights, under the prepackaged bankruptcy plan, of such accepting noteholders or stockholders.



     At all times PageNet reserves the right, subject to its obligations under the merger agreement, in its sole discretion not to file the prepackaged bankruptcy plan or, if it files the prepackaged bankruptcy plan to withdraw the prepackaged bankruptcy plan at any time prior to confirmation, in which case the prepackaged bankruptcy plan will be deemed to be null and void. In such an event, nothing contained in the prepackaged bankruptcy plan or this prospectus will be deemed to constitute a waiver or release of any claims by or against PageNet or any other person, nor shall the prepackaged bankruptcy plan or this prospectus prejudice in any manner the rights of PageNet or constitute an admission, acknowledgment, offer or undertaking by PageNet in any respects.



INTENDED ACTIONS DURING THE CHAPTER 11 CASE



     In addition to seeking confirmation of the prepackaged bankruptcy plan, during the pendency of the chapter 11 case, PageNet intends to seek relief from the Bankruptcy Court as to various matters which are intended to enable PageNet to preserve its business during the chapter 11 case and to enhance its ability to confirm the prepackaged bankruptcy plan in an expeditious manner. While PageNet believes each of the requests, if granted, would facilitate the chapter 11 case, there can be no assurance that the Bankruptcy

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


Court will grant any such relief or that circumstances will not change in a manner that causes PageNet to elect not to request such relief.


  Provisions Relating to the Merger Agreement


     Under the merger agreement, upon the commencement of the chapter 11 case PageNet has agreed to seek Bankruptcy Court approval of the provisions of the merger agreement that restricts its ability to solicit other offers for PageNet's businesses, and that require (1) PageNet to pay a termination fee to Arch upon certain termination events and (2) Arch to pay a termination fee to PageNet upon certain termination events. PageNet intends to seek such approval from the Bankruptcy Court pursuant to the terms of the merger agreement. In the event such approval is not obtained within 30 days of the commencement of the chapter 11 case, Arch has the right to terminate the merger agreement without paying a termination fee to PageNet.



  Approval of $50 Million Debtor-in-Possession Loan Facility



     PageNet anticipates receiving a commitment for a $50 million debtor-in-possession loan facility from certain of its existing lenders which will be secured by a first priority lien against PageNet's assets. PageNet intends to seek authority from the Bankruptcy Court to enter into such facility upon the commencement of the prepackaged chapter 11 case.


  Payment of Prepetition General Unsecured Claims


     During the pendency of the chapter 11 case, PageNet intends to operate its business in the ordinary course and to make payment in full on a timely basis for all goods and services provided after the commencement of the chapter 11 case. PageNet also will seek approval immediately upon the filing of its petitions to pay in full in the ordinary course of business the pre-petition claims owing to general unsecured creditors that were incurred in the ordinary course of PageNet's business, other than claims under the senior subordinated notes. Management expects that PageNet will have sufficient funds to pay its prepetition and postpetition general unsecured creditors in the ordinary course of business through the conclusion of the chapter 11 case.



  Provisions for Employees; Retention Programs



     PageNet intends to seek relief from the Bankruptcy Court so that salaries, wages, accrued and unpaid vacation, health benefits, severance benefits and similar employee benefits will be unaffected by the filing of the chapter 11 case. PageNet intends to seek the approval of the Bankruptcy Court, immediately upon commencement of the chapter 11 case, to honor payroll checks outstanding as of the date of the commencement of the chapter 11 case, to permit employees to utilize their paid vacation time which was accrued prior to the filing and to continue paying medical and other employee benefits under the applicable health plans. PageNet also intends to seek the authority to honor its executive retention program and employee retention program, including its change in control severance plan. These programs will also be assumed under the prepackaged bankruptcy plan. There can be no assurance, however, that all or part of such approval will be obtained. Employee claims and benefits not paid or honored, as the case may be, prior to the consummation of the prepackaged bankruptcy plan, will be paid or honored upon consummation or as soon thereafter as such payment or other obligation becomes due or payable. Employee benefit claims that accrue prior to the date of the commencement of the chapter 11 case are unimpaired under the terms of the prepackaged bankruptcy plan.


  Cash Management


     PageNet believes it would be disruptive to its operations if it was forced to significantly change its cash management system upon the commencement of the chapter 11 case. PageNet intends to seek relief from the Bankruptcy Court immediately upon commencement of the chapter 11 case (1) to be authorized to maintain their cash management system and (2) to grant a superpriority claim to any PageNet company that advances funds to any other PageNet company through the consolidated cash management system during the chapter 11 case in the amount of such advance, in the borrowing PageNet company's chapter 11 case.


  Retention of Professionals


     PageNet intends to seek authority to employ Houlihan Lokey Howard & Zukin Capital as its financial advisor and investment banker, Young, Conaway, Stargatt & Taylor, as its general bankruptcy counsel, Mayer, Brown & Platt as its special counsel for corporate matters, Ernst & Young LLP as its auditor, Ernst & Young Restructuring LLC as its financial restructuring advisors, and Burson-Marsteller as its public relations advisor. Mayer, Brown and Platt has acted as PageNet's special counsel with respect to the merger agreement and the various transactions related thereto, including the preparation of the prepackaged bankruptcy plan. Mayer, Brown and Platt has client relationships with a substantial number of PageNet's lenders on matters unrelated to PageNet. Mayer, Brown and Platt has received conflict of interest waivers from each of the lenders that permit it to act for PageNet in connection with the merger agreement and related transactions, including certain negotiations with the lenders. However, applicable Bankruptcy Code provisions preclude Mayer, Brown and Platt from acting as PageNet's general bankruptcy counsel in the chapter 11 case, if such case is filed by PageNet. Such provisions allow Mayer, Brown and Platt to act as PageNet's special counsel in such case and PageNet will therefore seek to retain Mayer, Brown and Platt as its special counsel for corporate matters if the chapter 11 case is filed.



CONFIRMATION STANDARDS



     The Bankruptcy Code sets forth the requirements that must be satisfied to confirm a plan of reorganization. A number of the more significant confirmation requirements are discussed below. PageNet believes that the prepackaged bankruptcy plan complies with each of these requirements.


  Good Faith and Compliance with Law


     The Bankruptcy Code requires that a plan of reorganization be proposed in good faith and disclose certain relevant information regarding payments due and the nature of compensation to insiders. PageNet believes it has satisfied, or will satisfy prior to the date the prepackaged bankruptcy plan is approved, these requirements and will seek a ruling to that effect from the Bankruptcy Court in connection with confirmation of the prepackaged bankruptcy plan.


  Best Interests

     The Bankruptcy Code requires that, with respect to each impaired class, each member of such class either:


     - accepts the prepackaged bankruptcy plan; or



     - will receive or retain under the prepackaged bankruptcy plan on account of its claim or equity interest property of a value, as of the effective date, that is at least equal to the value of the property that such member of the class would receive or retain if PageNet were liquidated under chapter 7 of the Bankruptcy Code.



     PageNet believes that the prepackaged bankruptcy plan meets this test and will seek appropriate findings from the Bankruptcy Court in connection with the confirmation of the prepackaged bankruptcy plan. See "Best Interests
Test -- Liquidation Analysis."


  Feasibility


     The Bankruptcy Court must also determine that confirmation of the prepackaged bankruptcy plan is not likely to be followed by liquidation or further reorganization of PageNet. To determine whether the prepackaged bankruptcy plan meets this requirement, PageNet has analyzed its ability, along with Arch, to meet its obligations under the prepackaged bankruptcy plan. This analysis includes a forecast of financial performance of Arch and reorganized PageNet. Such forecast, together with the underlying assumptions, is set forth in Annex E to this prospectus under "Unaudited Combined Company Projections." Based upon such forecast, PageNet believes that it will have the financial capability to satisfy its obligations following the effective date. Accordingly, PageNet will seek a ruling to that effect in connection with the confirmation of the prepackaged bankruptcy plan.



  Prepackaged Bankruptcy Plan Acceptance



     The Bankruptcy Code requires, subject to certain exceptions, that the prepackaged bankruptcy plan be accepted by all impaired classes of claims and equity interests. Classes of claims that are not "impaired" under a plan are deemed to have accepted the plan and are not entitled to vote. A class of claims accepts a plan if the holders of at least 66 2/3% in dollar amount and more than 50% in number of the allowed claims in that class that actually vote on the plan, vote to accept the plan. A class of equity interests accepts a plan if at least 66 2/3% of the allowed interests in that class that actually vote on the plan vote to accept the plan. Holders of claims or equity interests who fail to vote or who abstain will not be counted to determine the acceptance or rejection of the prepackaged bankruptcy plan by any impaired class.



     The Bankruptcy Code provides that acceptances obtained prior to the filing of a petition will be effective in a chapter 11 case only if the pre-petition solicitation of the acceptances complied with applicable non-bankruptcy law governing the adequacy of disclosure, such as federal securities laws and regulations. For example, under the Securities Act, no offer to buy or sell a security may be made except pursuant to an effective registration statement. PageNet intends to use the ballots regarding the prepackaged bankruptcy plan that are received pursuant to this solicitation to confirm the prepackaged bankruptcy plan. PageNet believes that this solicitation complies with such applicable non-bankruptcy law and otherwise contains "adequate information" and will seek appropriate findings from the Bankruptcy Court in this regard.



     The following classes are impaired and are entitled to vote on the prepackaged bankruptcy plan:



     - Class 2 -- Bank Secured Claims;



     - Class 5 -- Senior Subordinated Note Claims;



     - Class 6 -- Old Stock Interests; and



     - Class 7 -- Subsidiary Stock Interests and Subsidiary Claims.



The other classes in the prepackaged bankruptcy plan are unimpaired, so they will be deemed to have accepted the prepackaged bankruptcy plan.



CONFIRMATION OF THE PREPACKAGED BANKRUPTCY PLAN WITHOUT ACCEPTANCE BY ALL CLASSES OF IMPAIRED CLAIMS



     The Bankruptcy Code provides an exception to the requirement that every class must accept a plan of reorganization. This exception is commonly known as the "cramdown" provision. This provision may allow PageNet to confirm the prepackaged bankruptcy plan even if one or more, but not all, of the impaired classes rejects the prepackaged bankruptcy plan. If PageNet can demonstrate to the Bankruptcy Court that the prepackaged bankruptcy plan satisfies the requirements of the "cramdown" provision, each impaired class that voted to reject the prepackaged bankruptcy plan would, nonetheless, be bound to the treatment afforded to that class under the prepackaged bankruptcy plan.



     To obtain confirmation of the prepackaged bankruptcy plan using the "cramdown" provision, PageNet must demonstrate to the Bankruptcy Court that, as to each impaired class that has rejected the prepackaged bankruptcy plan, the treatment afforded to such class under the prepackaged bankruptcy plan "does not discriminate unfairly" and is "fair and equitable."



     In general, a plan does not discriminate unfairly if it provides a treatment to the class that has rejected the plan that is substantially equivalent in value to the treatment that is provided to other classes consisting of claims that have equal rank. In determining whether a plan discriminates unfairly, courts will take into account a number of factors, including the effect of applicable subordination agreements between parties. Accordingly, two classes of unsecured creditors could be treated differently without unfairly discriminating against either class.


     In general, a plan of reorganization is "fair and equitable" to claimants who are:



     - noteholders, if the plan provides that the noteholder will retain property having a value equal to the amount of its claim. Therefore, to confirm the prepackaged bankruptcy plan over the dissent of the senior subordinated noteholders, PageNet must show that the senior subordinated notes will receive full payment of their claims under the prepackaged bankruptcy plan; and



     - stockholders, if the plan provides that the stockholder (1) will retain property equal to the greatest of the allowed amount of any liquidation preference to which such holder is entitled, any redemption price to which such holder is entitled or the value of such interest or (2) no holder of an interest that is junior to the holder will receive any value under the plan of reorganization. Therefore, to confirm the prepackaged bankruptcy plan over the dissent of the PageNet stockholders, PageNet must show that the senior subordinated noteholders and other senior claims do not receive under the prepackaged bankruptcy plan more than 100% of the amounts due them.



     In the event that any impaired class fails to accept the prepackaged bankruptcy plan, PageNet reserves the right under the prepackaged bankruptcy plan (1) to request that the Bankruptcy Court confirm the prepackaged bankruptcy plan in accordance with the "cramdown" provision under the Bankruptcy Code and/or (2) to modify the prepackaged bankruptcy plan. Any such confirmation would be subject to judicial approval of this solicitation and the prepackaged bankruptcy plan, including as required under the "cramdown" provision of the Bankruptcy Code.



CONSEQUENCES OF INSUFFICIENT VOTES IN FAVOR OF THE PREPACKAGED BANKRUPTCY PLAN



     If the requisite acceptances to the exchange offer or prepackaged bankruptcy plan are not received by the expiration date of the solicitation period specified herein, PageNet will be forced to evaluate options then available to it. Options available to PageNet could include:



     - extending the solicitation period;



     - seeking non-consensual confirmation of the prepackaged bankruptcy plan on the basis described above or on some other basis;



     - submission of a revised plan of reorganization to its noteholders and stockholders; and



     - filing for protection under the Bankruptcy Code without a pre-approved plan of reorganization or pursuing a non-bankruptcy restructuring.



     There can be no assurance that PageNet would be able to successfully propose and confirm a different plan of reorganization and PageNet might be forced into a liquidation proceeding under chapter 7 of the Bankruptcy Code if another alternative plan was not successfully proposed.



BEST INTERESTS TEST/LIQUIDATION ANALYSIS



  General



     The Bankruptcy Code requires that each holder of an allowed claim or interest in an impaired class either (a) accept the prepackaged bankruptcy plan or (b) will receive or retain under the prepackaged bankruptcy plan on account of such claim or interest property of a value that is not less than the amount that such holder would receive or retain if PageNet was liquidated under chapter 7 of the Bankruptcy Code. This is the "best interests test". The test considers hypothetically, the fair salable value of a debtors assets through liquidation in a chapter 7 bankruptcy proceeding and the value of distributions to creditors and interest holders that would be distributed as a result of such liquidation, often taking into account the costs that would be incurred and the additional liabilities that would arise as a result of the liquidation in such a proceeding.

     If the prepackaged bankruptcy plan is not confirmed, and the chapter 11 case is converted to a case under chapter 7 of the Bankruptcy Code, a trustee would be elected to liquidate PageNet's assets. The proceeds of the liquidation would be distributed to the respective holders of allowed claims and equity interests in PageNet in accordance with the priorities established by the Bankruptcy Code. The chapter 7 trustee would be entitled to a percentage fee for the trustee's services which is based upon the total amount of funds disbursed to parties in interest. Pursuant to the Bankruptcy Code, the trustee would be entitled to up to a 25% fee of the first $5,000 disbursed, up to a 10% fee of the amounts disbursed between $5,000 and $50,000, up to a 5% fee of the amount between $50,000 and $1 million, and reasonable compensation not to exceed 3% of the amount disbursed in excess of $1 million. The trustee is also authorized to retain professionals, including accountants and attorneys, to liquidate the chapter 7 estates.



     Under chapter 7, a secured creditor whose claim is fully secured would be entitled to full payment, including, without limitation, interest from the proceeds of the sale of its collateral. Unless its claim is nonrecourse, a secured creditor whose collateral is insufficient to pay its claim in full would be entitled to assert an unsecured claim for its deficiency. Claims entitled to priority under the Bankruptcy Code would be paid in full before any distribution to general unsecured creditors, including, without limitation, the chapter 7 trustee's fee and the amounts due to the professionals retained by the chapter 7 trustee. Funds, if any, remaining after payment of secured claims, the costs of administering the chapter 7 case and liquidation, and priority claims would be distributed pro rata to general unsecured creditors, and, to the extent of any remaining funds, to stockholders.



     PageNet believes that liquidation under chapter 7 would result in a substantial diminution of the value of the estate because of:



     - failure to realize the greater going-concern value of PageNet's assets;



     - the erosion in value of PageNet's assets in the context of expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail;



     - additional administrative expenses that would be incurred by a chapter 7 trustee and its attorneys, accountants and other professionals to assist such trustees;



     - additional expenses and claims, some of which would be entitled to priority, that would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of PageNet's operations; and



     - the costs attributable to the time value of money resulting from what is likely to be a more protracted proceeding than if the prepackaged bankruptcy plan is confirmed (because of the time required to liquidate PageNet's assets, resolve claims and related litigation and prepare for distributions).



     The Liquidation Analysis



     PageNet's management, with the assistance of its professional advisors, has prepared a hypothetical chapter 7 liquidation analysis to assist holders of impaired claims and equity interests to reach a determination as to whether to accept or reject the prepackaged bankruptcy plan. The liquidation analysis estimates the amounts that are likely to be realized and allocates those amounts to creditors and equityholders in accordance with the priorities provided for in a chapter 7 case. The liquidation analysis is provided solely to disclose the effects of a hypothetical liquidation of PageNet under chapter 7 of the Bankruptcy Code, subject to the assumptions set forth below.



     PageNet believes, based on the assumptions set forth in the liquidation analysis, that neither its noteholders nor its stockholders would receive any distribution on account of their claims or interests in the event of a liquidation of PageNet's assets. Therefore, the value of the distributions offered to the members of each class of impaired claims and equity interests under the prepackaged bankruptcy plan will be substantially greater than the distribution such creditors and stockholders would receive in a liquidation under chapter 7.

     Underlying the liquidation analysis are a number of estimates and assumptions that, although developed and considered reasonable by PageNet's management, are inherently subject to economic and competitive uncertainties and contingencies that are beyond PageNet's control. Accordingly, there can be no assurance that the values assumed in the liquidation analysis would be realized if PageNet was in fact liquidated. In addition, any liquidation that would be undertaken would necessarily take place in future circumstances which cannot currently be predicted. Accordingly, while the liquidation analysis is necessarily presented with numerical specificity, if PageNet was in fact liquidated, the actual liquidation proceeds would likely vary from the amounts set forth below. Such actual liquidation proceeds could be materially lower, or higher, than the amounts set forth below and no representation or warranty can be or is being made with respect to the actual proceeds that could be received in a chapter 7 liquidation. The liquidation analysis has been prepared solely for purposes of estimating the proceeds available to creditors and equity interests and does not represent values that may be appropriate for any other purpose. Nothing contained in the liquidation analysis is intended or may constitute a concession or admission of PageNet for any other purpose.



     PageNet has approached this liquidation analysis on an asset liquidation basis because there can be no assurance that PageNet's Federal Communications Commission licenses would not be revoked by the Federal Communications Commission upon a conversion of the chapter 11 case to a chapter 7 case, thereby eliminating the possibility that PageNet could continue operating or be sold as a "going concern" or "going concerns".



     The liquidation analysis assumes that PageNet's assets would be broken up and sold by a chapter 7 trustee irrespective of their current use. Some of PageNet's assets when broken up may not be able to be sold or may realize minimal proceeds.



     A copy of the liquidation analysis prepared by PageNet's management, including the assumptions used with respect thereto, is attached to this prospectus as Annex I.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS


SCOPE AND LIMITATION



     This section describes all of the material federal income tax considerations applicable to PageNet noteholders and PageNet stockholders as a result of the exchange offer, the merger, and the distribution of Class B common stock of Vast. This section also describes the material federal income tax consequences of implementing these transactions through the prepackaged bankruptcy plan. The legal conclusions in this discussion are based on the opinion of Mayer, Brown & Platt, counsel to PageNet. We have filed this opinion with the Securities and Exchange Commission as Exhibit 8.1 to this registration statement.



     Counsel's opinion is not binding on the Internal Revenue Service or the courts. No rulings have been requested from the Internal Revenue Service concerning any of the matters described in this prospectus. There is a risk that the Internal Revenue Service could disagree with some of the conclusions set forth in this discussion.



     The opinion of counsel and this discussion are based upon the Internal Revenue Code of 1986, Treasury regulations, administrative pronouncements and judicial decisions in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect.



     In addition, the opinion of counsel is based on:



     - customary factual representations made by PageNet and Arch, including representations as to:



          -- the nature and value of the securities and other consideration to be exchanged in the transactions;



          -- issuances, acquisitions, dispositions, and redemptions involving the stock of PageNet and Arch before or after the merger;



          -- the continuation, after the merger, of the historic business of PageNet; and



          -- the assets and liabilities of PageNet and Arch; and



     - customary factual assumptions set forth in the opinion, including assumptions that:



          -- the description of the transactions, representations and statements set forth in the transaction agreements, this document and accompanying exhibits are accurate, and that the transactions will in fact occur as described in those documents;



          -- any representation or statement that is anticipated to be true, is made "to the best of knowledge," or is similarly qualified is in fact correct; and



          -- where a representation states that a person is not a party to, does not have, or is not aware of any plan, intention, understanding or agreement, there is in fact no such plan, intention understanding or agreement.



     - representations by Arch and PageNet, as confirmed to PageNet by Houlihan Lokey, PageNet's financial advisor, as to the relative values of the Arch common stock, Class B common stock of Vast and other consideration to be issued to PageNet senior subordinated noteholders and PageNet stockholders in the PageNet exchange offer and the merger.



Any material inaccuracy in the factual representations and assumptions could alter the conclusions reached by counsel in its opinion. See discussion under "Risk Factors -- Risks Related to the Merger -- Volatility of Arch and Vast stock prices could adversely affect tax consequences of the merger to PageNet stockholders and noteholders".

     This discussion assumes that each PageNet noteholder and PageNet stockholder is both:



     - a citizen or resident of the United States for federal income tax purposes; and



     - holds PageNet senior subordinated notes or shares of PageNet common stock, as the case may be, as capital assets under Section 1221 of the Internal Revenue Code.



     The following discussion is limited to material federal income tax consequences. The discussion does not describe any tax consequences arising out of the laws of any state, locality, or foreign jurisdiction. The discussion does not address all aspects of federal income taxation that may be applicable to a stockholder or a noteholder in light of the stockholder's or noteholder's particular circumstances or to stockholders or noteholders subject to special treatment under federal income tax laws including, without limitation:



     - dealers in securities;



     - financial institutions;



     - life insurance companies;



     - persons who acquired PageNet notes or common stock as part of a straddle, hedge, conversion transaction or other integrated transaction;



     - tax-exempt entities;



     - foreign individuals and entities;



     - stockholders who acquired their PageNet stock through exercise of an employee stock option or otherwise as compensation; and



     - persons who hold PageNet notes or PageNet stock through a partnership or other pass-through entity.



EACH PAGENET NOTEHOLDER AND PAGENET SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE SPECIFIC TAX CONSEQUENCES (FEDERAL, FOREIGN, STATE, AND LOCAL) APPLICABLE TO IT.



QUALIFICATION OF THE MERGER AS A TAX-FREE REORGANIZATION



     Counsel is of the opinion that the merger will qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code, and that each of PageNet and Arch will be parties to that reorganization within the meaning of
Section 368(b) of the Code. In rendering this opinion, counsel relied on factual representations made by the parties, including the parties' representations, as supported by certificates given by PageNet's investment banker, that the value of the Arch stock to be issued in the merger would represent more than half of the value received in the transaction, taking into account the value of the Class B common stock of Vast, cash paid to dissenters who perfect appraisal rights, cash paid instead of fractional shares and any other property received in connection with the merger. If, based upon actual values at the closing date of the merger, the value of the Arch stock is less than half of the value of the total consideration, it is possible that the merger would not qualify as a tax-free reorganization. See "Risk Factors -- Risks Related to the
Merger -- Volatility of Arch and Vast stock prices could adversely affect tax consequences of the merger to PageNet stockholders and noteholders."



     It is a condition to the completion of the merger that each of PageNet and Arch receive from its respective counsel the opinion set forth above dated as of the closing date of the transactions. In connection with these opinions, the factual representations described above will be reconfirmed at the closing date of the transactions.



     The following description of material tax consequences to PageNet stockholders and noteholders reflects the opinions of counsel that the merger will qualify as a tax-free reorganization. We also present an alternative discussion of the material tax consequences if the merger does not so qualify.

FEDERAL INCOME TAX CONSEQUENCES TO EXCHANGING NOTEHOLDERS



     The following discussion applies to noteholders who exchange their senior subordinated notes pursuant to the exchange offer. If the prepackaged bankruptcy plan is implemented, the discussion will be applicable to all existing noteholders. The discussion reflects the fact that, although a noteholder will initially receive PageNet common stock and Class B common stock of Vast in exchange for its notes, the PageNet common stock received will immediately be exchanged for Arch common stock. Therefore, we describe the consequences to exchanging noteholders of receiving Arch common stock and Class B common stock of Vast in exchange for their notes.



  Recognition of Gain or Loss



     Except as described below under the subheadings "-- Allocation to Accrued Interest" and "-- Receipt of Cash Instead of Fractional Shares," for federal income tax purposes an exchanging noteholder will not recognize loss and will recognize gain, if any, in an amount equal to the lesser of:



     - the fair market value of the shares of Class B common stock of Vast received; or



     - the amount by which the fair market value of the Class B common stock of Vast received plus the fair market value of the Arch common stock received exceeds the noteholder's tax basis in the notes surrendered.



     An exchanging noteholder's tax basis in the shares of Class B common stock of Vast received in the exchange will equal the fair market value of the shares of Class B common stock of Vast at the effective time of the exchange, and its holding period for shares of Class B common stock of Vast will commence on the day after the exchange. An exchanging noteholder's tax basis in the Arch common stock received in the exchange, including fractional shares, but excluding amounts attributable to accrued interest, will equal:



     - the noteholder's tax basis in the senior subordinated notes surrendered in the exchange immediately prior to the exchange, decreased by



     - the fair market value of the shares of Class B common stock of Vast received, other than amounts attributable to accrued interest; and



     - increased by the amount of any gain recognized on the exchange.



The holding period of such Arch common stock, including fractional shares, will include the exchanging noteholder's holding period for the PageNet senior subordinated notes exchanged.



     The discussion above is based on counsel's conclusion that the PageNet senior subordinated notes constitute "securities" for federal income tax purposes. The term "securities" is not defined in the Internal Revenue Code or applicable regulations and has not been clearly defined by court decisions. The determination of whether an instrument constitutes a "security" for federal income tax purposes is based upon all the facts and circumstances including, but not limited to:



     - the term of the debt instrument;



     - the degree of participation and continuing interest in the business;



     - the extent of proprietary interest compared with the similarity of the note to a cash payment; and



     - the overall purpose of the advances.



Although the determination of whether an instrument constitutes a "security" is based upon all facts and circumstances, the term of the debt instrument is usually considered the most significant factor. In general, a bona fide debt instrument which has a term of ten years or more is more likely to be classified as a "security." The notes which are being exchanged mature more than 10 years after issuance. Based upon the terms of the notes and other relevant factors, counsel is of the opinion that the notes will be classified as securities; however, this conclusion is not entirely free from doubt.



     If, contrary to counsel's opinion, either the notes do not constitute "securities" or the merger does not constitute a "reorganization" under Section 368(a) of the Internal Revenue Code, then a noteholder would recognize the entire amount of its gain or loss for federal income tax purposes. The noteholder's gain or loss would be the difference between:



     - the fair market value of Arch common stock plus the fair market value of the shares of Class B common stock of Vast received in the exchange, other than amounts attributable to accrued interest; and



     - the noteholder's tax basis in the senior subordinated notes surrendered.



The tax basis in the Arch common stock received would equal the fair market value of the Arch common stock on the effective date of the merger, and the holding period for the Arch common stock would begin on the day after the merger.



  Character of Gain or Loss Recognized



     Any gain or loss recognized on the exchange will be capital gain or loss except for any amounts attributable to market discount, as discussed under the next subheading. This capital gain or loss will be long-term capital gain or loss if the noteholder's holding period for the senior subordinated notes surrendered exceeds one year at the time of the exchange.



     The maximum federal ordinary income tax rate for individuals, estates and trusts is generally 39.6%, whereas the maximum federal long-term capital gains rate for such taxpayers is 20% for capital assets held for more than 12 months. The federal income tax rates applicable to capital gains for taxpayers other than individuals, estates and trusts are currently the same as those applicable to ordinary income. However, capital losses generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income per year.



  Market Discount



     If an exchanging noteholder has accrued and unrecognized market discount on its senior subordinated notes, a portion of the gain, if any, recognized on the exchange will be treated as ordinary income and will not receive capital gain treatment.



     In the case of a debt instrument issued with original issue discount, market discount generally equals the excess of the adjusted issue price of the debt instrument over the adjusted basis of the instrument in the hands of the holder immediately after its acquisition by the holder. In the case of a debt instrument issued without original issue discount, market discount generally equals the excess of the face amount of the debt instrument over the basis of the instrument in the hands of the holder immediately after its acquisition by the holder.



     Counsel is of the opinion that under the market discount rules, an exchanging noteholder will recognize as ordinary income an amount equal to the lesser of:



     - any gain recognized on the exchange, determined as described above under the subheading "Recognition of Gain or Loss"; and



     - any accrued and unrecognized market discount on the senior subordinated notes.



Any remaining accrued and unrecognized market discount will carry over to the Arch common stock and will be treated as ordinary income upon disposition of the Arch common stock.



     If the senior subordinated notes do not constitute "securities," or if the merger does not qualify as a tax-free reorganization, accrued and unrecognized market discount will be includible in a noteholder's ordinary income at the consummation of the exchange offer to the extent of any gain recognized by the noteholder on the exchange.



     Although counsel believes that the foregoing treatment is likely, there is no exact precedent governing the exchanging noteholder's situation. Noteholders exchanging notes with market discount should consult their tax advisors concerning the effect of the market discount provisions.



  Allocation to Accrued Interest



     The foregoing rules will not apply to any consideration received by an exchanging noteholder which is treated as interest. In particular, a noteholder who, under its accounting method, was not previously required to include in income accrued but unpaid interest attributable to its ownership of senior subordinated notes, and who, pursuant to the exchange offer, exchanges its senior subordinated notes for Arch common stock and Class B common stock of Vast, will be treated as receiving ordinary interest income to the extent that any consideration so received is allocable to the accrued interest. This amount will be includible as ordinary income regardless of whether the noteholder realizes an overall gain or loss as a result of the exchange. In addition, a noteholder who had previously included in income accrued but unpaid interest attributable to the holder's senior subordinated notes will be allowed to recognize a loss to the extent such accrued but unpaid interest is not satisfied in full in the exchange. This loss will generally be deductible in full against ordinary income. For purposes of this discussion, accrued interest means interest which was accrued while the note was held by the noteholder.



     The extent to which consideration received in the exchange offer is allocable to such interest is uncertain under existing authority, and counsel is not giving any opinion with respect to this allocation.



  Receipt of Cash Instead of Fractional Shares



     An exchanging noteholder may also recognize gain or loss to the extent that cash is received instead of a fractional share of Arch common stock. The fractional Arch share will be treated as received by the exchanging noteholder and then redeemed by Arch, with tax consequences the same as those applicable to PageNet stockholders receiving cash instead of fractional shares. See "Material Federal Income Tax Consequences -- Federal Income Tax Consequences to PageNet Common Stockholders -- Receipt of Arch Common Stock Pursuant to the Merger."



FEDERAL INCOME TAX CONSEQUENCES TO NONTENDERING NOTEHOLDERS



     The following discussion applies to noteholders who do not participate in the exchange offer. The discussion relating to nontendering noteholders will be inapplicable if the note exchange occurs pursuant to the prepackaged bankruptcy plan.



     If a noteholder does not participate in the exchange offer, there will likely be no change in the noteholder's tax position. Such a noteholder will have tax consequences only if the adoption of the proposed amendments to the indentures constitutes a significant modification of the original senior subordinated notes. Whether a modification will be considered a significant modification depends upon the degree to which legal rights or obligations of the issuer or holder are altered by the amendments. Such a determination will be made based upon an examination of all facts and circumstances. Counsel is of the opinion that the proposed amendments will most likely not result in a significant modification of the notes. However, this conclusion is not entirely free from doubt, given the factual nature of the determination.



     In the event that there is a significant modification of the senior subordinated notes, the noteholder will be treated as exchanging original senior subordinated notes for the modified senior subordinated notes. The exchange would be taxable unless the senior subordinated notes, both as originally issued and as modified, constitute "securities." As previously discussed, the determination of whether an instrument will constitute a security will depend upon a variety of facts and circumstances. Although there is some degree of uncertainty, based upon the terms of the senior subordinated notes and other relevant factors, counsel is of the opinion that the senior subordinated notes, as originally issued and as modified, will most likely constitute securities. Thus, a nontendering noteholder would not recognize gain or loss on the deemed exchange. The modified senior subordinated notes would have a tax basis equal to the adjusted basis of the senior subordinated notes surrendered and would have a holding period that includes the nontendering noteholder's holding period for the exchanged senior subordinated notes.



     In the event that there is a deemed exchange of a senior subordinated note which does not qualify as a security either as originally issued or as modified, the entire amount of the nontendering noteholder's realized gain or loss would be recognized. In such a case, a holder would also be required to include in income over the remaining life of the modified senior subordinated notes the difference between the face value of the senior subordinated notes and the fair market value of such senior subordinated notes on the date of the exchange. A nontendering noteholder's tax basis in the modified senior subordinated notes would equal the fair market value of such senior subordinated notes at the time of the exchange and the nontendering noteholder's holding period in the modified senior subordinated notes would begin on the day following the deemed exchange.



FEDERAL INCOME TAX CONSEQUENCES TO PAGENET COMMON STOCKHOLDERS



  Receipt of Class B Common Stock of Vast



     The receipt of Class B common stock of Vast will be taxable to PageNet stockholders. In the opinion of counsel, the receipt of Class B common stock of Vast will likely be treated as a redemption of PageNet stock to which Section 302 of the Internal Revenue Code applies. In this case, each PageNet common stockholder will be considered for federal income tax purposes as exchanging:



     - a portion of each share of the holder's PageNet common stock for shares of Class B common stock of Vast received; and



     - the remaining portion of each share for the Arch common stock received in the merger.



     Except as discussed below, PageNet stockholders would recognize capital gain or loss equal to the difference between the fair market value of the Class B common stock of Vast received and the stockholder's tax basis in the portion of the PageNet shares treated as exchanged for the Vast stock. Such capital gain or loss would be long-term capital gain or loss if the stockholder's holding period for the PageNet common stock exceeds one year.



     PageNet stockholders should determine the tax basis in shares treated as exchanged for Vast stock by multiplying the basis of each PageNet share they hold by the following fraction:



     - the fair market value of the Class B common stock of Vast received, divided by



     - the fair market value of the Class B common stock of Vast plus the fair market value of the Arch common stock received, including any amounts received instead of fractional shares.



     A PageNet stockholder's tax basis in the shares of Class B common stock of Vast received in the exchange will equal the fair market value of the shares of Class B common stock of Vast at the effective time of the merger, and its holding period for shares of Class B common stock of Vast will commence on the day after the exchange.



     PageNet stockholders who own PageNet senior subordinated notes or Arch senior discount notes or Arch common stock, either directly or indirectly under the constructive ownership rules of Section 318 of the Internal Revenue Code, may not receive this "exchange" treatment. Any stockholders in this situation should consult their tax advisors to determine whether instead they would be required to treat the receipt of Class B common stock of Vast stock as a dividend, with the consequences described below.



     Although counsel believes the foregoing treatment is likely, it is possible that the distribution of the Class B common stock of Vast would be taxed as a dividend to PageNet stockholders. In this case, each PageNet stockholder would include as ordinary dividend income an amount equal to the fair market value of the Class B common stock of Vast received, except to the extent, if any, that the amount of the distribution was greater than PageNet's available earnings and profits. To the extent the amount of distribution exceeds PageNet's available earnings or profits, the excess amount would be applied first to reduce the tax basis of the stockholder's PageNet shares, and to the extent basis is reduced to zero, any remaining amount would be taxed as a capital gain. In the event this treatment applied, a PageNet stockholder could not recognize a loss upon the receipt of the Class B common stock of Vast, and all of the holder's PageNet shares would be treated as exchanged for Arch stock in the merger.



  Receipt of Arch Common Stock Pursuant to the Merger



     A PageNet stockholder will not recognize any gain or loss on the exchange of PageNet stock for Arch common stock, except for cash received instead of a fractional share of Arch common stock. A PageNet common stockholder's aggregate tax basis for the Arch common stock received, including any fractional share for which cash is received, will equal such stockholder's aggregate tax basis in the shares of PageNet common stock held immediately prior to the merger, as reduced, as discussed above, by reason of the distribution of Class B common stock of Vast. A PageNet common stockholder's holding period for the Arch common stock received, including any fractional share for which cash is received, will include the period during which the shares of PageNet common stock were held.



  Receipt of Cash Instead of Fractional Shares



     A holder of PageNet common stock that receives cash instead of a fractional share of Arch common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between:



     - the amount of cash received for the fractional share; and



     - such holder's adjusted tax basis allocable to the fractional share.



This treatment may not, however, apply to a PageNet stockholder who:



     - is involved in directing corporate affairs of PageNet;



     - holds more than a minimal interest in PageNet; or



     - directly owns shares of Arch common stock immediately prior to the merger or indirectly owns shares of PageNet common stock or Arch common stock under the constructive ownership rules of Section 318 of the Internal Revenue Code.



  Failure to Qualify as a Reorganization



     In the event that the merger does not qualify as a "reorganization" under
Section 368(a) of the Internal Revenue Code, a PageNet common stockholder would recognize gain or loss with respect to the PageNet common stock surrendered in the merger equal to the difference between:



     - the fair market value, as of the effective time of the merger, of the Arch common stock received in exchange for the PageNet common stock; and



     - the stockholder's tax basis in the PageNet common stock exchanged in the merger, as reduced by reason of the distribution of the Class B common stock of Vast as discussed above.



Any such gain or loss would be capital gain or loss. Such gain or loss would be considered long-term capital gain or loss if the shareholder's holding period for the share surrendered exceeds one year at the time of the merger. If this treatment were to apply, a PageNet common stockholder's aggregate basis in the Arch common stock received would equal its fair market value at the effective time of the merger, and the stockholder's holding period for the Arch common stock would begin the day after the effective time of the merger.

FEDERAL INCOME TAX CONSEQUENCES TO ARCH AND PAGENET



     While the merger is expected to be tax-free to both Arch and PageNet, both companies expect to realize cancellation of indebtedness income resulting from the elimination in the exchange offers of indebtedness in exchange for consideration having a value less than the adjusted issue price of the outstanding debt. In addition, PageNet expects to realize income from the distribution of shares of Class B common stock of Vast.



     The exact amount of the tax liability attributable to such income cannot be determined precisely, because it depends on the values of the Arch common stock and of the shares of Class B common stock of Vast distributed at the time of the closing, and on certain other factors. See "Risk Factors -- Risks Related to the Merger -- Volatility of Arch and Vast stock prices could adversely affect tax consequences of the merger to PageNet stockholders and noteholders." However, under the merger agreement, neither Arch nor PageNet is obligated to complete the merger if the reasonably expected amount of "out-of-pocket" tax liability exceeds $25 million in the aggregate. Based on values of the combined companies and of Vast reflected in the opinion of Houlihan Lokey, the companies expect that the tax liability will be less than this amount, and that the liability would not be material. See Annex F. In addition, again based on these expected values, the parties expect that the merger and the exchange offers will result in the elimination of substantially all of the tax benefit of the net operating loss carryforwards and other tax attributes of each of PageNet and Arch which would otherwise be available to offset future taxable income of the combined companies.

                                 CAPITALIZATION


     The following table sets forth: (1) the capitalization of PageNet and Arch at December 31, 1999; (2) the capitalization of PageNet as adjusted to give effect to the PageNet exchange offer, assuming that 100% of the PageNet senior subordinated notes are exchanged, and the Vast distribution; and (3) the capitalization of Arch as adjusted to give effect to the Arch exchange offer and merger, assuming 100% of the currently outstanding Arch discount notes are exchanged, the repurchase of $157.4 million accreted value of discount notes by Arch during February and March 2000 in exchange for Arch common stock and the repurchase of $91.1 million accreted value of Arch discount notes that were under binding agreements at March 31, 2000. You should read this table together with the other financial information appearing elsewhere in this prospectus.



                                                                  HISTORICAL                AS ADJUSTED
                                                            -----------------------   -----------------------
                                                             PAGENET        ARCH       PAGENET      ARCH(1)
                                                            ----------   ----------   ----------   ----------
ARCH CURRENT MATURITIES OF LONG-TERM DEBT.................  $       --   $    8,060   $       --   $    8,060
                                                            ----------   ----------   ----------   ----------
PAGENET LONG-TERM DEBT IN DEFAULT:
  Credit agreement........................................     745,000           --      745,000           --
  8.875% senior subordinated notes due February 1, 2006...     300,000           --           --           --
  10.125% senior subordinated notes due August 1, 2007....     400,000           --           --           --
  10% senior subordinated notes due October 15, 2008......     500,000           --           --           --
                                                            ----------   ----------   ----------   ----------
                                                             1,945,000           --      745,000           --

PAGENET OTHER LONG-TERM OBLIGATIONS.......................      58,127           --       58,127           --
ARCH LONG-TERM DEBT, LESS CURRENT MATURITIES:
  Senior bank debt........................................          --      430,880           --    1,220,880
  10 7/8% senior discount notes due in 2008...............          --      393,917           --           --
  6 3/4% convertible subordinated debentures due 2003.....          --        4,459           --        4,459
  12 3/4% senior notes due 2007...........................          --      127,887           --      127,887
  13 3/4% senior notes due 2008...........................          --      140,365           --      140,365
  9 1/2% senior notes due 2004............................          --      125,000           --      125,000
  14% senior notes due 2004...............................          --      100,000           --      100,000
  Other...................................................          --           --           --       58,127
                                                            ----------   ----------   ----------   ----------
         Total long-term debt (including long-term debt in
           default), less current maturities..............   2,003,127    1,322,508      803,127    1,776,718
                                                            ----------   ----------   ----------   ----------
PAGENET STOCKOWNERS' EQUITY:
Preferred stock -- $.01 par value, authorized 25,000,000
  shares, no shares issued or outstanding.................          --           --           --           --
Common stock -- $.01 par value, authorized 250,000,000
  shares (0 as adjusted), issued and outstanding
  103,960,240 shares (720,790,997 as adjusted)............       1,040           --        7,208           --
Additional paid-in capital................................     134,161           --      675,560           --
Accumulated other comprehensive income....................         745           --          745           --
Accumulated deficit.......................................    (925,785)          --     (265,378)          --
ARCH STOCKHOLDERS' EQUITY:
Preferred stock -- $.01 par value, authorized 10,000,000
  shares, issued and outstanding 250,000 shares ($27,618
  aggregate liquidation preference).......................          --            3           --            3
Common stock and Class B common stock.....................
$.01 par value, authorized 75,000,000 shares (225,000,000
  as adjusted), issued and outstanding 51,231,664
  (170,766,285 as adjusted)...............................          --          512           --        1,706
Additional paid-in capital................................          --      661,413           --    1,459,515
Accumulated deficit.......................................          --     (879,487)          --     (746,773)
                                                            ----------   ----------   ----------   ----------
         Total stockholders' equity (deficit).............    (789,839)    (217,559)     418,135      714,451
                                                            ----------   ----------   ----------   ----------
         Total capitalization.............................  $1,213,288   $1,113,009   $1,221,262   $2,499,229
                                                            ==========   ==========   ==========   ==========


---------------


(1) If 1% of the currently outstanding Arch discount notes are exchanged, total long-term debt, less current maturities would be $1.9 billion, total stockholders' equity would be $557.5 million and total capitalization would be $2.5 billion.

                    STOCK OWNERSHIP IN THE COMBINED COMPANY


     The following table sets forth the expected beneficial ownership of Arch common stock following the merger and the PageNet and Arch exchange offers, assuming the conversion of all convertible preferred stock of Arch into common stock:



                                                               PERCENTAGE OWNERSHIP OF
                                                                  ARCH COMMON STOCK
                                                                     OUTSTANDING
                                                              --------------------------
                                                              MAY 10, 2000   AS ADJUSTED
                                                              ------------   -----------
Arch stockholders...........................................     100.0%          42.4%
Arch discount noteholders...................................        --            6.5%
PageNet stockholders........................................        --            7.4%
PageNet senior subordinated noteholders.....................        --           43.7%
                                                                 -----          -----
                                                                 100.0%         100.0%
                                                                 =====          =====



Arch stockholders include current noteholders and former noteholders who have exchanged their notes for common or preferred stock. This table assumes that all of Arch's discount notes and all of PageNet's senior subordinated notes are exchanged for common stock prior to the merger. The actual capitalization of Arch upon closing of the merger may vary from the foregoing table. For example, if 1% of Arch's outstanding discount notes were tendered and accepted, holders of Arch discount notes would own 0.1% and the percentage ownership of the Arch stockholders and the PageNet stockholders and noteholders would increase proportionately. See "The Merger."

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
                            OF THE COMBINED COMPANY


     The following unaudited selected pro forma data of the combined company gives effect to the following transactions as if they were consummated as of December 31, 1999 with respect to the unaudited pro forma balance sheet, except for Arch's acquisition of MobileMedia which closed prior to December 31, 1999, and on January 1, 1999 with respect to the unaudited pro forma statements of operations:



     - Arch's acquisition of MobileMedia, on June 3, 1999;



     - the exchange of $145.5 million (accreted value) of Arch discount notes for 11.4 million shares of Arch common stock;



     - the exchange of $157.4 million (accreted value) of Arch discount notes for 11.6 million shares of Arch common stock in February and March 2000;



     - the exchange of $91.1 million (accreted value) of Arch discount notes for $91.1 million of Arch Series D preferred stock in May 2000 and the automatic conversion of $91.1 million of Series D preferred stock into
       6.6 million shares of Arch common stock upon completion of the merger;



     - the exchange of $1.2 billion of PageNet senior subordinated notes and accrued interest thereon for 616.8 million shares of PageNet common stock and 13.8 million shares of Vast Class B common stock;



     - the distribution by PageNet of 2.3 million shares of Vast Class B common stock to the current PageNet stockholders; and



     - Arch's merger with PageNet.


     The following selected pro forma financial information should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and notes. The financial impact of expected operational cost synergies resulting from the merger of PageNet and Arch and Arch's acquisition of MobileMedia is excluded from this presentation.

     The pro forma information is presented for illustrative purposes only and does not necessarily predict the operating results or financial position that would have occurred if the merger of PageNet and Arch and Arch's acquisition of MobileMedia had been consummated as of the dates indicated above. Nor does it predict the future operating results or financial position of Arch following the merger and the MobileMedia acquisition.


                                                                 YEAR ENDED
                                                              DECEMBER 31, 1999
                                                              -----------------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Service, rental and maintenance revenues....................     $ 1,651,502
Product sales...............................................         152,017
                                                                 -----------
          Total revenues....................................       1,803,290
Cost of products sold.......................................        (111,034)
                                                                 -----------
                                                                   1,692,485
Operating Expenses:
  Service, rental and maintenance...........................         440,534
  Selling...................................................         204,777
  General and administrative................................         573,294
  Depreciation and amortization.............................         653,707
  Restructuring charge......................................         (25,731)
  Provision for asset impairment............................          17,798
  Bankruptcy related expenses...............................          14,938
                                                                 -----------
Operating income (loss).....................................        (186,832)
Interest and other income (expense).........................        (212,833)
                                                                 -----------
Income (loss) before income tax provision...................        (399,665)
Income tax provision........................................             209
                                                                 -----------
Net income (loss)...........................................     $  (399,874)
                                                                 ===========
Basic/diluted income (loss) per share.......................     $     (2.35)
                                                                 ===========
Other Operating Data:
Capital expenditures, excluding acquisitions................     $   354,808
Units in service at end of period...........................      15,500,000



                                                                                        AS OF
                                                                                  DECEMBER 31, 1999
                                                                                  -----------------
BALANCE SHEET DATA:
Current assets.............................................                          $   205,797
Total assets...............................................                            2,931,865
Long-term debt, less current maturities....................                            1,776,718
Stockholders' equity.......................................                              714,451

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     The following unaudited pro forma financial statements of Arch and PageNet give effect to the following transactions as if they were consummated as of December 31, 1999 with respect to the unaudited pro forma balance sheet, except for Arch's acquisition of MobileMedia which closed prior to December 31, 1999, and on January 1, 1999 with respect to the unaudited pro forma statements of operations:



     - Arch's acquisition of MobileMedia, which closed on June 3, 1999;



     - the exchange of $145.5 million (accreted value) of Arch discount notes for 11.4 million shares of Arch common stock;



     - the exchange of $157.4 million (accreted value) of Arch discount notes for 11.6 million shares of Arch common stock in February and March 2000;



     - the exchange of $91.1 million (accreted value) of Arch discount notes for $91.1 million of Arch Series D preferred stock in May 2000 and the automatic conversion of $91.1 million of Series D preferred stock into
       6.6 million shares of Arch common stock upon completion of the merger;



     - the exchange of $1.2 billion of PageNet senior subordinated notes and accrued interest thereon for 616.8 million shares of PageNet common stock and 13.8 million shares of Vast Class B common stock;



     - the distribution by PageNet of 2.3 million shares of Vast Class B common stock to the current PageNet stockholders; and



     - Arch's merger with PageNet.



     The pro forma financial statements utilize the purchase method of accounting for the merger of Arch and PageNet. Arch is the acquiring company for accounting purposes. Under the purchase method of accounting, the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair value at the time of the merger. Income of the combined company will not include income or loss of PageNet prior to the merger. The pro forma condensed consolidated financial statements reflect preliminary pro forma adjustments made to combine Arch with PageNet using the purchase method of accounting. The actual adjustments will be made after the closing and may differ from those reflected in the pro forma financial statements, however Arch does not believe that they will materially differ from the final purchase price allocation.



     The pro forma condensed consolidated financial data is for information purposes only and is not necessarily indicative of the results of future operations of the combined company or the actual results that would have been achieved had the merger of Arch and PageNet and Arch's acquisition of MobileMedia been consummated during the periods indicated. You should read the unaudited pro forma financial data in conjunction with the consolidated historical financial statement of Arch, PageNet and MobileMedia, including the notes to all sets of financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.



           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS


                               DECEMBER 31, 1999


                                 (IN THOUSANDS)


                                                                                                                PRO FORMA
                                                          PRO FORMA                                          ADJUSTMENTS FOR
                                                       ADJUSTMENTS FOR                                      PAGENET EXCHANGE
                                                        ARCH EXCHANGE          ADJUSTED                   AND VAST DISTRIBUTION
                                         ARCH       ---------------------        ARCH        PAGENET      ---------------------
                                     (HISTORICAL)    DEBIT        CREDIT      PRO FORMA    (HISTORICAL)     DEBIT       CREDIT
                                     ------------   --------     --------     ----------   ------------   ----------   --------
ASSETS

Current assets:
 Cash and cash equivalents.........   $    3,161                              $   3,161     $   32,144                 $ 10,111(2)
 Accounts receivable, net..........       61,167                                 61,167         84,476                      282(2)
 Inventories.......................        9,101                                  9,101          8,687
 Prepaid expenses and other........       11,874                                 11,874          5,623                       43(2)
                                      ----------                              ----------    ----------
       Total current assets........       85,303                                 85,303        130,930
 Property and equipment, net.......      400,199                                400,199        767,113                    1,534(2)
 Intangible and other assets.......      867,543                                867,543        524,517                   18,316(2)
                                                                                                                          1,412(3)
                                      ----------                              ----------    ----------
                                      $1,353,045                              $1,353,045    $1,422,560
                                      ==========                              ==========    ==========

LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)
Current liabilities:
 Current maturities of long-term
   debt............................   $    8,060                              $   8,060             --
 Long-term debt in default.........           --                                     --     $1,945,000    $1,200,000(2)
 Accounts payable..................       30,016                                 30,016         80,889           104(2)
 Accrued expenses..................       43,629                 $  3,000(1)     46,629         50,146           881(2)
 Accrued interest..................       30,294                                 30,294         42,532        38,385(2)
 Customer deposits and deferred
   revenue.........................       35,701                                 35,701         35,705           302(2)
 Accrued restructuring, current
   portion.........................       17,111                                 17,111             --
                                      ----------                              ----------    ----------
       of Total current
        liabilities................      164,811                                167,811      2,154,272
 Long-term debt, less current
   maturities......................    1,322,508    $145,475(1)                 928,591         58,127
                                                     157,388(15)
                                                      91,054(18)
 Other long-term liabilities.......       83,285                                 83,285             --
 Series D preferred stock..........           --                   91,054(18)    91,054             --

STOCKHOLDERS' EQUITY (DEFICIT)
 Preferred stock...................            3                                      3             --
 Common stock......................          512                      114(1)        742          1,040                    6,168(2)
                                                                      116(15)
 Additional paid-in capital........      661,413                   68,505(1)    879,575        134,161         1,412(3)  542,811(2)
                                                                  149,657(15)
 Accumulated other comprehensive
   income..........................                                                                745
 Accumulated deficit...............     (879,487)                  73,856(1)   (798,016)      (925,785)                 660,407(2)
                                                                    7,615(15)
                                      ----------                              ----------    ----------
       Total stockholders' equity
        (deficit)..................     (217,559)                                82,304       (789,839)
                                      ----------                              ----------    ----------
                                      $1,353,045                              $1,353,045    $1,422,560
                                      ==========                              ==========    ==========


                                                        PRO FORMA
                                                       ADJUSTMENTS
                                      ADJUSTED         FOR MERGER
                                      PAGENET     ---------------------       PRO FORMA
                                     PRO FORMA     DEBIT        CREDIT       CONSOLIDATED
                                     ----------   --------     --------      ------------
ASSETS
Current assets:
 Cash and cash equivalents.........  $  22,033                                $   25,194
 Accounts receivable, net..........     84,194                                   145,361
 Inventories.......................      8,687                                    17,788
 Prepaid expenses and other........      5,580                                    17,454
                                     ----------                               ----------
       Total current assets........    120,494                                   205,797
 Property and equipment, net.......    765,579                                 1,165,778
 Intangible and other assets.......    504,789    $196,374(4)  $  8,416(4)     1,560,290
                                     ----------                               ----------
                                     $1,390,862                               $2,931,865
                                     ==========                               ==========
LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)
Current liabilities:
 Current maturities of long-term
   debt............................         --                                $    8,060
 Long-term debt in default.........  $ 745,000    $745,000(4)                         --
 Accounts payable..................     80,785                                   110,801
 Accrued expenses..................     49,265                                    95,894
 Accrued interest..................      4,147                                    34,441
 Customer deposits and deferred
   revenue.........................     35,403                                    71,104
 Accrued restructuring, current
   portion.........................         --                   20,000(4)        37,111
                                     ----------                               ----------
       of Total current
        liabilities................    914,600                                   357,411
 Long-term debt, less current
   maturities......................     58,127                   45,000(4)     1,776,718
                                                                745,000(4)
 Other long-term liabilities.......         --                                    83,285
 Series D preferred stock..........         --      91,054(18)                        --
STOCKHOLDERS' EQUITY (DEFICIT)
 Preferred stock...................         --                                         3
 Common stock......................      7,208       7,208(4)       898(4)         1,706
                                                                     66(18)
 Additional paid-in capital........    675,560     675,560(4)   540,195(4)     1,459,515
                                                                 39,745(18)
 Accumulated other comprehensive
   income..........................        745         745(4)                         --
 Accumulated deficit...............   (265,378)                 265,378(4)      (746,773)
                                                                 51,243(18)
                                     ----------                               ----------
       Total stockholders' equity
        (deficit)..................    418,135                                   714,451
                                     ----------                               ----------
                                     $1,390,862                               $2,931,865
                                     ==========                               ==========

                        ARCH COMMUNICATIONS GROUP, INC.



      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                      FOR THE YEAR ENDED DECEMBER 31, 1999


               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                                             PRO FORMA         PRO FORMA
                                                                            ADJUSTMENTS       ADJUSTMENTS       ADJUSTED
                                                ARCH       MOBILEMEDIA    FOR MOBILEMEDIA      FOR ARCH           ARCH
                                            (HISTORICAL)   (HISTORICAL)     ACQUISITION        EXCHANGE        PRO FORMA
                                            ------------   ------------   ---------------     -----------      ----------
Service, rental and maintenance
 revenues.................................   $  591,389      $167,318       $   (3,521)(5)                     $  755,186
Product sales.............................       50,435         9,207                                              59,642
                                             ----------      --------                                          ----------
Total revenues............................      641,824       176,525                                             814,828
Cost of products sold.....................      (34,954)       (6,216)                                            (41,170)
                                             ----------      --------                                          ----------
                                                606,870       170,309                                             773,658
Operating expenses:
 Service, rental and maintenance..........      132,400        44,530           (3,521)(5)                        173,409
 Selling..................................       84,249        23,115                                             107,364
 General and administrative...............      180,726        51,562                                             232,288
 Depreciation and amortization............      309,434        45,237            2,958(6)                         369,329
                                                                                11,700(6)
 Provision for asset impairment...........           --            --                                                  --
 Restructuring charge.....................       (2,200)           --                                              (2,200)
 Bankruptcy related expenses..............           --        14,938                                              14,938
                                             ----------      --------                                          ----------
Total operating expenses..................      704,609       179,382                                             895,128
                                             ----------      --------                                          ----------
Operating income (loss)...................      (97,739)       (9,073)                                           (121,470)
 Interest expense, net....................     (143,028)      (17,660)          17,660(7)         15,031(8)      (128,574)
                                                                               (16,839)(7)        16,262(15)
 Other income (expense)...................      (48,421)        1,435                                             (46,986)
                                             ----------      --------                                          ----------
Income (loss) before income tax
 provisions, extraordinary item and
 cumulative effect of accounting change...     (289,188)      (25,298)                                           (297,030)
Provision for income taxes................           --           209                                                 209
                                             ----------      --------                                          ----------
Income (loss) before extraordinary item
 and cumulative effect of accounting
 change...................................   $ (289,188)     $(25,507)                                         $ (297,239)
                                             ==========      ========                                          ==========
Basic/diluted income (loss) per share
 before extraordinary item and cumulative
 effect of accounting change(18)..........   $    (9.21)                                                       $    (4.04)
                                             ==========                                                        ==========
                                                                                               1,793,576(17)
                                                                                              11,398,483(1)
Weighted average common shares
 outstanding(19)..........................   31,603,410                     17,181,660(16)    11,640,321(15)   73,617,450

                                                               PRO FORMA
                                                              ADJUSTMENTS
                                                              FOR PAGENET
                                                               EXCHANGE           ADJUSTED      PRO FORMA
                                              PAGENET             AND              PAGENET     ADJUSTMENTS        PRO FORMA
                                            (HISTORICAL)   VAST DISTRIBUTION      PRO FORMA     FOR MERGER       CONSOLIDATED
                                            ------------   -----------------     -----------   ------------      ------------
Service, rental and maintenance
 revenues.................................  $   897,348       $    (1,032)(9)    $   896,316                     $ 1,651,502
Product sales.............................       92,375                               92,375                         152,017
                                            -----------                          -----------                     -----------
Total revenues............................      989,723                              988,691                       1,803,519
Cost of products sold.....................      (57,901)                             (57,901)  $    (11,963)(11)    (111,034)
                                            -----------                          -----------                     -----------
                                                931,822                              930,790                       1,692,485
Operating expenses:
 Service, rental and maintenance..........      267,043                82(9)         267,125             --          440,534
 Selling..................................       97,413                               97,413                         204,777
 General and administrative...............      361,386           (20,380)(9)        341,006                         573,294
 Depreciation and amortization............      327,101                              327,101        (97,169)(11)     653,707
                                                                                                     54,446(12)
 Provision for asset impairment...........       17,798                               17,798                          17,798
 Restructuring charge.....................      (23,531)                             (23,531)                        (25,731)
 Bankruptcy related expenses..............           --                                   --                          14,938
                                            -----------                          -----------                     -----------
Total operating expenses..................    1,047,210                            1,026,912                       1,879,317
                                            -----------                          -----------                     -----------
Operating income (loss)...................     (115,388)                             (96,122)                       (186,832)
 Interest expense, net....................     (150,921)          121,729(10)        (29,192)       (22,102)(13)    (170,460)
                                                                                                      9,408(18)
 Other income (expense)...................        4,753              (140)(9)          4,613                         (42,373)
                                            -----------                          -----------                     -----------
Income (loss) before income tax
 provisions, extraordinary item and
 cumulative effect of accounting change...     (261,556)                            (120,701)                       (399,665)
Provision for income taxes................           --                                   --                             209
                                            -----------                          -----------                     -----------
Income (loss) before extraordinary item
 and cumulative effect of accounting
 change...................................  $  (261,556)                         $  (120,701)                    $  (399,874)
                                            ===========                          ===========                     ===========
Basic/diluted income (loss) per share
 before extraordinary item and cumulative
 effect of accounting change(18)..........  $     (2.52)                         $     (0.17)                    $     (2.35)
                                            ===========                          ===========                     ===========
                                                                                                  6,613,180(18)
                                                                                               (720,790,997)(4)
Weighted average common shares
 outstanding(19)..........................  103,960,240       616,830,757(2)     720,790,997     89,882,637(4)   170,113,267

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



 1) To record the issuance of 11,398,483 shares of Arch common stock valued at $6.02 per share in exchange for $145.5 million (accreted value, representing $172.4 million of principal amount) of Arch discount notes. The value of Arch discount notes used in the preparation of these pro forma financial statements reflect the value of discount notes remaining after giving effect to the February and March 2000 exchanges of debt for equity referred to in note 15 of the notes to the unaudited pro forma condensed consolidated financial statements and the exchange of debt for Series D preferred stock in note 18 of the notes to the unaudited pro forma condensed consolidated financial statements. The conversion of the Arch discount notes will result in an extraordinary gain from the early extinguishment of debt of $73.9 million, net of tax of approximately $3.0 million.



 2) To record the issuance of 616,830,757 shares of PageNet common stock valued at $0.89 per share and 13,780,000 shares of Vast Class B common stock in exchange for $1.2 billion principal amount of PageNet senior subordinated notes plus accrued interest:



     - This adjustment includes the elimination of all $38.4 million of accrued interest on PageNet's senior subordinated notes and the write-off of $20.6 million of deferred financing costs associated with PageNet's senior subordinated notes.



     - The conversion of the PageNet senior subordinated notes would result in an extraordinary gain from the early extinguishment of debt of $660.4 million. There is no provision for income taxes on this gain as PageNet expects to have sufficient net operating loss carryforwards (which have been fully reserved in PageNet's financial statements) available at the time of the exchange to fully offset the gain.



     - This adjustment also includes the elimination of all consolidated amounts related to Vast and the recording of PageNet's net investment in Vast as a component of intangible and other assets following the reduction of PageNet's ownership of Vast to below 50%.



     - PageNet will not exchange the shares of its common stock and the common stock of Vast for the senior subordinated notes unless the merger with Arch is approved. The adjusted PageNet pro forma balance sheet column included in the unaudited pro forma condensed consolidated financial statements is an intermediate step in the overall merger transaction. Holders of the PageNet senior subordinated notes cannot elect to exchange their notes if the merger is not consummated and therefore cannot own an equity interest in the pro forma company set forth in the adjusted PageNet Pro Forma balance sheet column.



 3) To record the distribution of 2,320,000 shares of Vast Class B common stock to the current stockholders of PageNet.



 4) To record:



     - the issuance of 89,882,637 shares of Arch common stock to the stockholders of PageNet, including the stockholders who previously held the PageNet senior subordinated notes converted to PageNet common stock as discussed in note 1 of the notes to the unaudited pro forma condensed consolidated financial statements above. Each outstanding share of PageNet common stock will be converted into 0.1247 shares of Arch common stock;



     - the elimination of $8.4 million in deferred financing costs related to PageNet's domestic revolving credit agreement which Arch will not assume as part of this transaction; and



     - the excess of purchase price over the assumed fair value of the identifiable assets required.



          This historical book value of the tangible and intangible assets of PageNet was assumed to approximate fair value as Arch believes that they will not materially differ from the final purchase price allocation. The excess of purchase prices over the assumed fair value of identifiable assets acquired was calculated as follows (in thousands):



Consideration Exchanged:
  Fair value of shares issued to PageNet stockholders
     (89,882,637 shares at $6.02 per share).................  $  541,093
Liabilities Assumed:
  Bank debt.................................................     745,000
  Other long-term debt......................................      58,127
  Accounts payable..........................................      80,785
  Accrued expenses..........................................      49,265
  Accrued interest..........................................       4,147
  Customer deposits and deferred revenue....................      35,403
  PageNet closing costs.....................................      20,000(a)
                                                              ----------
Total consideration exchanged...............................   1,533,820
Transaction costs...........................................      25,000(b)
Restructuring reserve.......................................      20,000(c)
                                                              ----------
Total purchase price........................................   1,578,820
Less fair value of tangible and intangible net assets
  acquired:
  Cash and cash equivalents.................................      22,033
  Accounts receivable, net..................................      84,194
  Inventories...............................................       8,687
  Prepaid expenses and other................................       5,580
  Property and equipment, net...............................     765,579
  Intangible and other assets...............................     496,373(d)
                                                              ----------
                                                              $1,382,446
                                                              ==========
Excess of purchase price over tangible and intangible assets acquired..................................................  $  196,374
                                                              ==========


---------------


          (a) PageNet closing costs consist primarily of investment banking, financing and other costs which will be paid to PageNet's financial advisors by Arch at the time of closing.



          (b) Transaction costs include legal, investment banking, financing, accounting and other costs incurred by Arch to consummate the PageNet merger.



          (c) Restructuring reserve consists of severance costs related primarily to duplicative general and administrative functions at the corporate, regional and market levels of PageNet, such as technical, marketing, finance, and other support functions to be recorded in accordance with Emerging Issue Task Force Consensus 95-3. These terminations will occur as operations of PageNet are integrated into those of Arch and are based on management's preliminary review of synergies that exist between the two companies. The analysis is expected to be finalized after consummation of the PageNet acquisition and may result in additional amounts to be reserved but is not expected to be materially different from the amount disclosed above.



          (d) Intangible and other assets are shown net of the $8.4 million elimination of deferred financing costs discussed earlier in this note 4.



     5) To eliminate revenues and expenses between Arch and MobileMedia. Revenues and expenses between Arch and PageNet were not material in 1998 or 1999.



     6) To record amortization on the excess of purchase price over the tangible and intangible assets in the MobileMedia acquisition on a straight-line basis in the amount of $7.1 million for the year ended December 31, 1998 and $3.0 million for the period ended June 3, 1999, the closing date of the MobileMedia acquisition. The amortization relates to $400.4 million assumed fair value of intangible assets, consisting primarily of customer lists with an assumed fair value of $239.7 million and FCC licenses with an assumed fair value of $143.0 million. The MobileMedia historical amortization was adjusted by $11.7 million for the period ended June 3, 1999, the closing date of the MobileMedia acquisition, to conform MobileMedia's 25 year estimated useful life for FCC licenses to Arch's 10 year estimated useful life and to conform MobileMedia's 2 year estimated useful life for acquired customer lists to Arch's 5 year estimated useful life.



     7) To remove the interest expense associated with the various MobileMedia credit facilities and notes terminated as a result of its insolvency proceedings and to record the interest associated with Arch's additional borrowings to finance the MobileMedia acquisition. Interest was calculated using an 11% rate on $181.0 million of bank borrowings and a 14.75% rate on $139.0 million senior discount notes.



     8) To remove the interest expense associated with Arch's discount notes which will be converted into common stock in connection with the Arch exchange.



     9) To remove the operating results of Vast, which shares will be distributed as part of the overall transaction involving Arch and PageNet. This adjustment removes only the direct expenses of Vast, as no expenses allocated to Vast by PageNet were assumed to be eliminated as a result of the distribution.



     10) To remove the interest expenses associated with PageNet's senior subordinated notes which will be converted into common stock as part of the PageNet exchange as well as the amortization of PageNet's deferred financing costs which are included in interest expenses.



     11) To adjust PageNet's 1999 cost of sales and depreciation to be consistent with Arch's pager useful life of three years per unit.



     12) To record amortization of the excess of purchase price over the tangible and intangible assets in the PageNet acquisition on a straight-line basis in the amount of $19.6 million for the year ended December 31, 1999. It is Arch's policy to amortize goodwill on a straight-line basis over 10 (ten) years. The actual amortization recorded after consummation of the PageNet transaction may differ from these amounts due to the full allocation of purchase price to assets and liabilities assumed pursuant to APB No. 16. The amortization relates to $452.5 million assumed fair value of intangible assets consisting primarily of FCC licenses with an assumed fair value of $426.4 million and goodwill with an assumed fair value of $26.1 million. PageNet's historical amortization was adjusted by $34.8 million for the year ended December 31, 1999 to conform PageNet's 40 year estimated useful life of FCC licenses and goodwill to Arch's 10 year estimated useful life.



     13) To record additional interest expense on pro forma consolidated bank debt. Interest was calculated assuring a 10% interest rate on the average bank debt outstanding for the year ended December 31, 1999. Additional interest expense on bank borrowings would be as follows if interest rates were to increase or decrease by 1/4 of a percent (in thousands):



                                                              ASSUMED INTEREST EXPENSES
                                                                     YEAR ENDED
              ASSUMED CHANGE IN INTEREST RATE                     DECEMBER 31, 1999
              -------------------------------                 -------------------------
Increase of  1/4%...........................................           $23,541
Decrease of  1/4%...........................................           $20,663

     14) The pro forma financial statements of Arch assume 100% conversion of Arch's $393.9 million (accreted value) discount notes. The following table illustrates the impact on Arch's pro forma financial statements as of December 31, 1999 in the event that only 1% of discount noteholders elect to convert their discount notes into Arch common stock (in thousands, except per share amounts):



                                                               ASSUMING 1%
                                                              DISCOUNT NOTE
                                                               CONVERSION
                                                              -------------
Total long-term debt, less current maturities...............    $1,920.7
Stockholders' equity........................................    $  557.5
Interest expense, net.......................................    $  183.4
Income (loss) before extraordinary item and cumulative
  effect of accounting change...............................    $ (412.8)
Basic/diluted income (loss) per common share before
  extraordinary item and cumulative effect of accounting
  change....................................................    $  (2.60)



     15) To record the repurchase of $157.4 million accreted value of discount notes by Arch during February and March 2000 in exchange for 11,640,321 shares of Arch common stock and to adjust the related interest expense for the notes repurchased. In February and March 2000, Arch completed several transactions with senior discount noteholders in which Arch issued 11,640,321 shares of Arch common stock in exchange for $157.4 million accreted value ($176.0 million maturity value) of discount notes. The conversion of the discount notes resulted in a gain from the early extinguishment of debt of $7.6 million.



     16) To record issuance of Arch common stock in conjunction with the MobileMedia acquisition.



     17) To record issuance of Arch common stock in conjunction with the repurchase of $16.3 million accreted value of discounts in October 1999.



     18) To record the exchange of $91.1 million ($100 million maturity value) accreted value of Arch's discount notes in exchange for $91.1 million of Arch's Series D preferred stock in May 2000 and to adjust related interest expense for the discount notes exchanged. The Series D preferred stock was issued to Resurgence Asset Management and will be convertible into 6,613,180 shares of Arch common stock at any time at the option of Resurgence or will be subject to mandatory conversion into common stock upon the completion of the PageNet merger. The conversion of the preferred stock will result in a gain of $51.2 million.



     19) All share information reflects a 1-for-3 reverse stock split effected by Arch during June 1999.

    SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA -- PAGENET



     The following table sets forth selected historical consolidated financial and operating data of PageNet as of and for the years ended December 31, 1995, 1996, 1997, 1998, and 1999. The selected financial and operating data as of December 31, 1995, 1996, 1997, 1998, and 1999 and for each of the five years in the period ended December 31, 1999, has been derived from PageNet's audited consolidated financial statements and notes. The following consolidated financial information should be read in conjunction with "PageNet Management's Discussion and Analysis of Financial Condition and Results of Operations" and PageNet's consolidated financial statements and notes.



     The provision for asset impairment for the year ended December 31, 1999 represents a charge for the impairment of the assets of PageNet's majority-owned Spanish subsidiaries. The provision for asset impairment for the year ended December 31, 1996 represents a provision to write off subscriber devices leased by PageNet to customers under an agreement with a national marketing affiliate. The provision for asset impairment for the year ended December 31, 1997 represents a provision to write down certain subscriber devices to their net realizable value. The restructuring charges for the years ended December 31, 1998 and 1999 represent a charge in 1998 and adjustment of such charge in 1999, for the abandonment of facilities and property and related severance costs associated with the reorganization of PageNet's domestic operations. The extraordinary item for the year ended December 31, 1997, represents the loss on the early retirement of all $200 million of PageNet's outstanding 11.75% senior subordinated notes in May 1997. The cumulative effect of a change in accounting principle for the year ended December 31, 1999 represents the write-off of all remaining unamortized start-up costs as of January 1, 1999, upon the adoption of AICPA Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities." Effective April 1, 1999, PageNet changed the depreciable lives for its subscriber devices and a portion of its network equipment. As a result of these changes, depreciation expense increased by approximately $78 million during the year ended December 31, 1999. Further discussion of these items is included in "PageNet Management's Discussion and Analysis of Financial Condition and Results of Operations" and PageNet's consolidated financial statements and notes.



     Earnings before interest, income taxes, depreciation and amortization is commonly used by analysts and investors as a principal measure of financial performance in the wireless messaging industry. Earnings before interest, income taxes, depreciation and amortization is also one of the primary financial measures used to calculate whether PageNet and its subsidiaries are in compliance with financial covenants under their debt agreements. These covenants, among other things, limit the ability of PageNet and its subsidiaries to: incur additional indebtedness, advance funds to some of PageNet's affiliates, pay dividends, grant liens on its assets, merge, sell or acquire assets, repurchase or redeem capital stock, incur capital expenditures and prepay certain indebtedness. Earnings before interest, income taxes, depreciation and amortization is also one of the financial measures used by analysts to value PageNet. Therefore, PageNet's management believes that the presentation of earnings before interest, income taxes, depreciation and amortization provides relevant information to investors. Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by PageNet, does not reflect other non-operating (income) expense, provision for asset impairment, restructuring charge, extraordinary items, and cumulative effect of a change in accounting principle; consequently adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless messaging companies. Earnings before interest, income taxes, depreciation and amortization and adjusted earnings before interest, income taxes, depreciation and amortization should not be construed as alternatives to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness and limitations imposed by applicable law upon the payment of dividends or distributions, among other things. See "PageNet Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Adjusted earnings before interest, income taxes, depreciation and amortization margin is calculated by dividing PageNet adjusted earnings before interest, income taxes, depreciation and amortization by total revenues less cost of products sold. Earnings before interest, income taxes, depreciation and amortization margin is a measure commonly used in the wireless messaging industry to evaluate a company's earnings before interest, income taxes, depreciation and amortization relative to total revenues less cost of products sold as an indicator of the efficiency of a company's operating structure.



                                                            YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------------
                                           1995        1996         1997          1998          1999
                                         --------    ---------    ---------    ----------    ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Services, rent and maintenance
  revenues...........................    $532,079    $ 685,960    $ 818,461    $  945,524    $  897,348
Product sales........................     113,943      136,527      142,515       100,503        92,375
                                         --------    ---------    ---------    ----------    ----------
Total revenues.......................     646,022      822,487      960,976     1,046,027       989,723
Cost of products sold................     (93,414)    (116,647)    (121,487)      (77,672)      (57,901)
                                         --------    ---------    ---------    ----------    ----------
                                          552,608      705,840      839,489       968,355       931,822
Services, rent and maintenance
  expenses...........................     109,484      146,896      173,058       210,480       267,043
Selling expenses.....................      67,561       82,790      102,995       104,350        97,413
General and administrative
  expenses...........................     174,432      219,317      253,886       320,586       361,386
Depreciation and amortization
  expense............................     148,997      213,440      289,442       281,259       327,101
Provision for asset impairment.......          --       22,500       12,600            --        17,798
Restructuring charge.................          --           --           --        74,000       (23,531)
                                         --------    ---------    ---------    ----------    ----------
Total operating expenses.............     500,474      684,943      831,981       990,675     1,047,210
                                         --------    ---------    ---------    ----------    ----------
Operating income (loss)..............      52,134       20,897        7,508       (22,320)     (115,388)
Interest expense.....................    (102,846)    (128,014)    (151,380)     (143,762)     (150,921)
Interest income......................       6,511        3,679        3,689         2,070         3,902
Other non-operating income
  (expense)..........................          --         (882)      (1,220)        2,003           851
                                         --------    ---------    ---------    ----------    ----------
Loss before extraordinary item and
  cumulative effect of a change in
  accounting principle...............     (44,201)    (104,320)    (141,403)     (162,009)     (261,556)
Extraordinary loss...................          --           --      (15,544)           --            --
Cumulative effect of a change in
  accounting principle...............          --           --           --            --       (37,446)
                                         --------    ---------    ---------    ----------    ----------
Net loss.............................    $(44,201)   $(104,320)   $(156,947)   $ (162,009)   $ (299,002)
                                         ========    =========    =========    ==========    ==========
Per common share data (basic and
  diluted):
Loss before extraordinary item and
  cumulative effect of a change in
  accounting principle...............    $  (0.43)   $   (1.02)   $   (1.38)   $    (1.57)   $    (2.52)
Extraordinary loss...................          --           --        (0.15)           --            --
Cumulative effect of a change in
  accounting principle...............          --           --           --            --         (0.36)
                                         --------    ---------    ---------    ----------    ----------
Net loss per share...................    $  (0.43)   $   (1.02)   $   (1.53)   $    (1.57)   $    (2.88)
                                         ========    =========    =========    ==========    ==========

                                                           YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------------
                                        1995          1996          1997           1998           1999
                                     ----------    ----------    -----------    -----------    ----------
                                                       (IN THOUSANDS, EXCEPT UNIT DATA)
OTHER OPERATING DATA:
Capital expenditures.............    $  312,289    $  437,388    $   328,365    $   268,183    $  234,926
Cash flows provided by operating
  activities.....................       160,629       110,382        150,503        248,101        77,866
Cash flows used in investing
  activities.....................      (589,387)     (601,122)      (459,929)      (285,586)     (237,319)
Cash flows provided by financing
  activities.....................       624,489       296,335        308,573         37,638       188,520
Earnings before interest, income
  taxes, depreciation and
  amortization...................       201,131       233,455        280,186        260,942       175,118
Adjusted earnings before
  interest, income taxes,
  depreciation and
  amortization...................       201,131       256,837        309,550        332,939       205,980
Adjusted earnings before
  interest, income taxes,
  depreciation and amortization
  margin.........................         36.4%         36.4%          36.9%          34.4%         22.1%
Units in service at end of
  period.........................     6,738,000     8,588,000     10,344,000     10,110,000     8,991,000



     The following table reconciles PageNet's net loss to earnings before interest, income taxes, depreciation and amortization and adjusted earnings before interest, income taxes, depreciation and amortization:



                                                            YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------------------
                                            1995        1996         1997         1998         1999
                                          --------    ---------    ---------    ---------    ---------
                                                                 (IN THOUSANDS)
Net loss..............................    $(44,201)   $(104,320)   $(156,947)   $(162,009)   $(299,002)
Interest expense......................     102,846      128,014      151,380      143,762      150,921
Interest income.......................      (6,511)      (3,679)      (3,689)      (2,070)      (3,902)
Depreciation and amortization
  expense.............................     148,997      213,440      289,442      281,259      327,101
                                          --------    ---------    ---------    ---------    ---------
Earnings before interest, income
  taxes, depreciation and
  amortization........................     201,131      233,455      280,186      260,942      175,118
Other non-operating (income)
  expense.............................          --          882        1,220       (2,003)        (851)
Provision for asset impairment........          --       22,500       12,600           --       17,798
Restructuring charge..................          --           --           --       74,000      (23,531)
Extraordinary loss....................          --           --       15,544           --           --
Cumulative effective of a change in
  accounting principle................          --           --           --           --       37,446
                                          --------    ---------    ---------    ---------    ---------
Adjusted earnings before interest,
  income taxes, depreciation and
  amortization........................    $201,131    $ 256,837    $ 309,550    $ 332,939    $ 205,980
                                          ========    =========    =========    =========    =========



                                                                  DECEMBER 31,
                                       ------------------------------------------------------------------
                                          1995          1996          1997          1998          1999
                                       ----------    ----------    ----------    ----------    ----------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets.....................    $  259,096    $   95,550    $  105,214    $  108,961    $  130,930
Total assets.......................     1,228,338     1,439,613     1,597,233     1,581,244     1,422,560
Long-term obligations in default...            --            --            --            --     1,945,000
Long-term obligations, less current
  maturities.......................     1,150,000     1,459,188     1,779,491     1,815,137        58,127
Total shareowners' deficit.........       (80,784)     (182,175)     (337,931)     (490,419)     (789,839)

           PAGENET MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                      CONDITIONS AND RESULTS OF OPERATIONS



INTRODUCTION



     PageNet is a provider of wireless communications services throughout the United States and in the U.S. Virgin Islands, Puerto Rico, and Canada. PageNet provides services in all 50 states and the District of Columbia, including the 100 most populated markets in the United States. PageNet also owns a minority interest in a wireless communications company in Brazil. During 1999 and early 2000, several significant events have occurred:



     - On November 8, 1999, PageNet announced a merger with Arch. Under the merger, PageNet will become a wholly owned subsidiary of Arch. Also as part of the merger, up to 80.5% of PageNet's advanced wireless data and wireless solutions business will be distributed to PageNet's noteholders and stockholders. See discussion under "The Merger Agreement" and "The Vast Distribution."



     - PageNet's deteriorating financial results and defaults under its debt agreements have resulted in significant liquidity constraints. The report of PageNet's independent auditors expresses substantial doubt about its ability to continue as a going concern. See "-- Liquidity and Capital Resources."



     - In February and April 2000, PageNet failed to make the semi-annual interest payments due under its $1.2 billion of senior subordinated notes. PageNet is also not in compliance with several financial covenants of its domestic revolving credit facility. See "-- Liquidity and Capital Resources."



     - As a result of billing software and system implementation problems encountered throughout 1999 and the proposed merger with Arch, PageNet initially postponed and subsequently suspended the conversions of certain local offices to its new billing and customer service platforms. As a result of these suspensions, in the fourth quarter of 1999 PageNet reversed $24 million of a restructuring charge that it had recorded in 1998. See "Restructuring."



     - Units in service with subscribers decreased from approximately 10.1 million units at December 31, 1998, to approximately 9.0 million units at December 31, 1999. Units in service further declined significantly in the first quarter of 2000 and are expected to continue to decline throughout 2000.



     - In June 1999, PageNet consolidated its initiative to develop advanced services including wireless data and wireless solutions into its wholly owned subsidiary, Vast. Vast is a development stage company and, since its inception, has been engaged primarily in product research and development and developing markets for its products and services. In 1999, Vast had only $1 million of total revenues and incurred an operating loss of approximately $36 million as a result of these startup activities.



     - PageNet's Spanish subsidiaries ceased operations during the third quarter of 1999. PageNet had recorded a provision of $18 million during the first quarter of 1999 for the impairment of the assets of the Spanish subsidiaries.



     - PageNet incurred a net loss of $299 million for the year ended December 31, 1999. The net loss for 1999 includes an increase in depreciation expense of $78 million resulting from changes in the depreciable lives of subscriber devices and network equipment and a charge of $37 million for the cumulative effect of adopting a new accounting standard. See "Results of Operations."



MERGER AGREEMENT



     On November 7, 1999, PageNet signed a definitive agreement to merge with Arch. Under the terms of the merger agreement, each share of PageNet's common stock will be exchanged for 0.1247 share of Arch common stock. Under the terms of the merger agreement, PageNet's senior subordinated notes along with all accrued interest thereon, will be exchanged in a registered exchange offer under which the holders of each $1,000 of outstanding principal of senior subordinated notes will receive, upon consummation of the merger, approximately 64 shares of common stock of Arch.

     As part of the merger, PageNet intends to distribute up to 80.5% of its interest in Vast, a wholly owned subsidiary of PageNet, to holders of its senior subordinated notes and PageNet's common stock. Holders of the senior subordinated notes will receive up to a 68.9% interest in Vast, while holders of PageNet's common stock will receive up to an 11.6% interest. The remaining interest will be held by the combined company following the merger.



     The merger agreement requires 97.5% acceptance by the holders of the senior subordinated notes and affirmative votes of a majority of PageNet's and Arch's stockholders to complete the merger. Consent of the lenders under PageNet's credit agreement is also required. The merger agreement also provides for PageNet to file a "pre-packaged" chapter 11 reorganization plan if the level of acceptances from the holders of the senior subordinated notes is below 97.5%, but greater than 66 2/3% in amount and a majority in number required under the Bankruptcy Code for the noteholder class to accept the "pre-packaged" chapter 11 reorganization plan.



     Consummation of the merger is subject to customary regulatory review, certain third-party consents, including PageNet's lenders, and the approvals noted above. PageNet has received approval from the Department of Justice and the Federal Communications Commission to proceed with the merger, and anticipates completing the merger during the third quarter of 2000.



LIQUIDITY AND CAPITAL RESOURCES



  General



     PageNet's deteriorating financial results and liquidity have caused PageNet to be in default of the covenants of all of its domestic debt agreements. On February 2, 2000, PageNet failed to make the semi-annual interest payment on its 8.875% senior subordinated notes due 2006, and its 10.125% senior subordinated notes due 2007. As of March 2, 2000, the non-payment of interest constituted a default under the indentures of these notes. As of April 17, 2000, PageNet failed to make the semi-annual interest payment on its 10% senior subordinated notes due 2008, and does not expect to make additional cash interest payments on any of its senior subordinated notes. As a result of this default, PageNet's bondholders could demand at any time that PageNet immediately pay $1.2 billion of its senior subordinated notes in full. Should this happen, PageNet would immediately file for protection under chapter 11 of the United States Bankruptcy Code.



     PageNet is also in default of several of the financial and other covenants of its credit agreement. As a result of these defaults, the lenders under the credit agreement could demand at any time that PageNet immediately pay the $745 million outstanding under the credit agreement in full. Should this happen, PageNet would immediately file for protection under chapter 11 of the Bankruptcy Code.



     PageNet is prohibited from additional borrowings and has classified all of its outstanding indebtedness under its credit agreement and the senior subordinated notes as a current liability as of December 31, 1999. As of May 1, 2000, PageNet had approximately $55 million in cash. PageNet believes that this cash, plus the cash expected to be generated from operations, is sufficient to meet its obligations, except for the cash interest payments due under its senior subordinated notes, into the third quarter of 2000. However, if PageNet's financial results continue to deteriorate, PageNet may not have enough cash to meet such obligations through the third quarter of 2000. PageNet is considering alternatives to ensure that it has sufficient liquidity through the completion of the merger. However, there can be no assurance that PageNet's efforts to obtain additional liquidity will be timely or successful or that the merger will be completed. As a result, PageNet may have to reduce the level of its operations and/or file for protection under chapter 11 to complete the merger and/or restructure its obligations. PageNet is negotiating a debtor-in-possession loan facility with its lenders to be made available in the event it commences a chapter 11 case. Filing for bankruptcy would have a material impact on PageNet's results of operations and financial position.



     PageNet's deteriorating financial condition and lack of additional liquidity indicate that PageNet may not be able to continue as a going concern for a reasonable period of time. PageNet's ability to continue as a going concern is dependent upon several factors, including, but not limited to, the continued non-demand for immediate payment of outstanding indebtedness by the holders of the senior subordinated notes and the lenders under its credit agreement and PageNet's ability to (1) generate sufficient cash flows to meet its obligations, other than the cash interest payments due under the senior subordinated notes, on a timely basis, (2) obtain additional or restructured financing, including potential debtor-in-possession borrowings if PageNet is required to file for protection under chapter 11, (3) continue to obtain uninterrupted supplies and services from its vendors, and (4) reduce capital expenditures and operating expenses. PageNet is proceeding with these initiatives as well as also proceeding with its plan to complete the merger described above.



  Vast Solutions



     Since the inception of Vast, PageNet has funded substantially all of its operations, which are in the development stage. However, as a result of the above described defaults, PageNet is prohibited from providing any additional funding to Vast. Of PageNet's cash on hand at May 1, 2000, approximately $7 million was held by Vast. Vast believes this cash is sufficient to meet its obligations into the third quarter of 2000. However, without additional financing, Vast may not have sufficient liquidity to meet its obligations through the third quarter of 2000. Vast is currently involved in discussions with third parties regarding potential private equity investments, which, if consummated, would be expected to close simultaneously with the merger and related Vast distribution. However, there can be no assurance that these efforts will prove successful or that Vast will have adequate liquidity to meet its obligations through the date of the Vast distribution. Furthermore, the financial position and debt defaults of PageNet make it difficult for Vast to obtain separate debt or equity financing prior to the completion of the merger and Vast distribution. As a result, Vast may be required to reduce or cease its current level of development stage operations. Such events would have a material impact on PageNet.



  Cash Provided by Operating Activities



     Net cash provided by operating activities was $78 million for the year ended December 31, 1999, compared to $248 million for the year ended December 31, 1998, and $151 million for the year ended December 31, 1997. The decrease in cash provided from operating activities of $170 million from 1998 to 1999 was primarily attributable to a continuing decline in revenues associated with the decline of units in service and duplicative costs which were incurred as centralized service centers were operating in advance of field offices being closed. In addition, PageNet expanded its use of temporary personnel due to turnover in employees and used outside consultants to a greater extent than in the previous years. Furthermore, accounts receivable increased over 1998 as a result of a reduced level of collection efforts, and accounts payable decreased due to lower levels of capital expenditures and reduced purchases of paging devices. The increase of $97 million from 1997 to 1998 resulted primarily from a decrease in net loss before non-cash charges, an increase in accounts payable, and a decrease in inventories. The increase in accounts payable in 1998 was due to the high level of accounts payable at December 31, 1998, resulting from additional expenses incurred late in the fourth quarter of 1998 related to the restructuring of PageNet's operations. The decrease in inventories during 1998 was the result of programs PageNet began instituting in 1997 to utilize subscriber devices more effectively and to more closely control subscriber device purchases.



  Cash Provided by Financing Activities



     Net cash provided by financing activities was $309 million, $38 million, and $189 million, respectively, for the years ended December 31, 1997, 1998, and 1999. The primary source of financing for each period was net borrowings under PageNet's domestic revolving credit agreement, which increased by $519 million, $30 million, and $187 million, respectively, for the years ended December 31, 1997, 1998, and 1999. During the year ended December 31, 1997, PageNet redeemed all its outstanding 11.75% senior subordinated notes utilizing funds borrowed under the credit agreement. As a result, PageNet recorded an extraordinary loss on the early retirement of debt of approximately $16 million during the year ended December 31, 1997. Net cash provided by financing activities has been used for capital expenditures, working capital, and other general corporate purposes, which included expansion of its existing business and acquisition of new paging frequencies.



  Cash Used in Investing Activities



     PageNet's operations and expansion into new markets and product lines have required substantial capital investment. Furthermore, PageNet has been building an advanced messaging network, which will enable it to offer new advanced messaging services, and has converted certain back office functions from decentralized field offices into centralized processing facilities. PageNet substantially completed building its advanced messaging network in early 2000. PageNet continued to convert certain back office functions from its decentralized field offices into the centralized processing facilities through January 2000, at which time PageNet suspended further conversions. Cash used in investing activities was $460 million, $286 million, and $237 million, respectively, for the years ended December 31, 1997, 1998, and 1999. Capital expenditures, excluding payments for spectrum licenses, were $328 million, $268 million, and $235 million, respectively, for the years ended December 31, 1997, 1998, and 1999, and consisted primarily of expenditures for PageNet's traditional paging operations, PageNet's advanced messaging operations, and its restructuring initiative. Payments for spectrum licenses were $93 million, $13 million, and $4 million, respectively, for the years ended December 31, 1997, 1998, and 1999, and consisted primarily of expenditures for the acquisition of exclusive rights to certain specialized mobile radio frequency licenses from incumbent operators.



     Capital expenditures related to PageNet's traditional paging operations, excluding capital expenditures related to the restructuring, were $224 million, $136 million, and $84 million, respectively, for the years ended December 31, 1997, 1998, and 1999. The decreases in traditional paging capital expenditures have been primarily due to a reduction in PageNet's network-related expenditures pertaining to geographic coverage and capacity expansion. Also, during 1997 PageNet began instituting programs to utilize subscriber devices more effectively and to more closely control subscriber device capital expenditures. In addition to the programs to utilize subscriber devices more effectively, the decrease in traditional paging capital expenditures in 1997 was also due to increased efficiencies in infrastructure deployment.



     Capital expenditures related to advanced messaging operations were $104 million, $75 million, and $113 million, respectively, for the years ended December 31, 1997, 1998, and 1999. PageNet launched its send-and-receive messaging services on its advanced messaging network on February 1, 2000. PageNet expects to spend an additional $15 million in capital expenditures to complete the buildout of sites started in the fourth quarter of 1999 and expand capacity in certain cities throughout the nation during the first half of 2000. This will substantially complete PageNet's investment in its advanced messaging network.



     Capital expenditures related to establishing PageNet's centralized processing facilities, including new system implementations, were $57 million and $38 million, respectively, for the years ended December 31, 1998 and 1999. In January 2000, PageNet suspended further capital expenditures for its centralized processing facilities, pending the decision as to which operating platforms will be used by the combined company.



     The amount of capital expenditures may fluctuate from quarter to quarter and on an annual basis due to several factors, including the variability of units in service with subscribers. With the substantial completion of the buildout of its advanced messaging network and the suspension of the restructuring initiatives beyond January 2000, PageNet expects its capital expenditures in 2000 to decrease to approximately $100 million. PageNet expects to fund these capital expenditures through cash on hand, additional cash generated from operations prior to its contemplated merger with Arch, and potential debtor-in-possession borrowings if PageNet is required to file for protection under chapter 11 of the Bankruptcy Code.



     In 1994, PageNet acquired three nationwide narrowband PCS frequencies in a Federal Communications Commission auction for $197 million. During April 1996, PageNet concluded its participation in a Federal Communications Commission auction of specialized mobile radio frequency licenses, and ultimately acquired rights to two to four blocks of two-way spectrum in markets across the United States. During the remainder of 1996 and through 1999, PageNet purchased the exclusive rights to certain of these specialized mobile radio frequencies from incumbent operators. The total cost of PageNet's investment in its nationwide specialized mobile radio frequencies was $221 million. PageNet has employed the nationwide PCS and specialized mobile radio frequencies for its advanced messaging network.



  Credit Agreements



     Under the terms of its credit agreement, PageNet was able to borrow, provided it met certain financial and other covenants, the lesser of $1.0 billion or an amount based primarily upon PageNet's domestic earnings before interest, income taxes, depreciation, and amortization for the most recent fiscal quarter. As of April 11, 2000, PageNet has agreed to reduce its total maximum commitment under the credit agreement to approximately $745 million. PageNet's maximum borrowings under the credit agreement are to be permanently reduced beginning on June 30, 2001, by the following amounts: 2001 -- $150 million; 2002 -- $200 million; 2003 -- $250 million; and 2004 -- $147 million.
The credit agreement expires on December 31, 2004. PageNet does not anticipate being able to make additional borrowings under the credit agreement in the future. As of December 31, 1999, there were $745 million of outstanding borrowings under the credit agreement.



     Under the credit agreement, PageNet may designate all or a portion of outstanding borrowings to be either a base rate loan or a loan based on the London interbank offered rate. As of December 31, 1999, PageNet had designated all $745 million of borrowings as London interbank offered rate loans, which bear interest at a rate equal to London interbank offered rate plus a spread of 2.00%. The interest rates for the $745 million of London interbank offered rate loans as of December 31, 1999 ranged from 7.94% to 8.17%. As a result of the defaults described in Note 2 to the consolidated financial statements, PageNet's lenders have the right to collect default interest up to 12.00% for PageNet's outstanding balances under its credit agreement. PageNet is currently negotiating with its lenders and expects to receive relief from this default interest rate as part of its efforts associated with the merger. The credit agreement prohibits PageNet from paying cash dividends or other cash distributions to stockholders. The credit agreement also prohibits PageNet from paying more than a total of $2 million in connection with the purchase of common stock owned by employees whose employment is terminated. The credit agreement contains other covenants that, among other things, limit the ability of PageNet and its subsidiaries to incur indebtedness, engage in transactions with affiliates, dispose of assets, and engage in mergers, consolidations, and other acquisitions without the prior written consent of its lenders. Amounts owing under the credit agreement are secured by a security interest in substantially all of PageNet's assets, the assets of PageNet's subsidiaries, and the capital stock of the subsidiaries of PageNet, other than the international subsidiaries and Vast.



     The two credit agreements of PageNet's Canadian subsidiaries provide for total borrowings of approximately $75 million. The lenders are Toronto Dominion Bank, Canadian Imperial Bank of Commerce and National Bank of Canada. Amounts available under the two credit agreements begin reducing in the first quarter of 2002 and reduce to zero on December 31, 2004. Borrowings of up to approximately $40 million require security in the form of cash or government securities. Borrowings of up to approximately $35 million require a first security in the assets of the Canadian subsidiaries. Furthermore, PageNet is required to provide an additional $2 million of cash collateral by September 30, 2000. However, as a result of the above described defaults, PageNet is precluded from providing any additional funding on behalf of its Canadian subsidiaries. The ability of PageNet's Canadian subsidiaries to continue as a going concern is dependent on meeting the terms of their credit agreements, either by providing the additional cash collateral or by establishing alternative arrangements satisfactory to the lenders. PageNet and its Canadian subsidiaries have taken and plan to take actions that management believes will mitigate any adverse conditions and events resulting from the likely failure of PageNet to provide the required cash collateral. However, there is no certainty that these actions or other strategies will be sufficient to allow PageNet's Canadian subsidiaries to meet the terms of their credit agreements.



     As of December 31, 1999, approximately $56 million of borrowings were outstanding under the Canadian credit facilities. Additional borrowings are available to PageNet's Canadian subsidiaries under these facilities, so long as the borrowings are either collateralized or the financial covenants in the credit agreements are met. The interest rate for borrowings secured by cash or government securities is the bankers' acceptance rate for bankers' acceptances reported by Toronto Dominion Bank plus 0.5%. The interest rate for borrowings secured by the assets of the Canadian subsidiaries is the bankers' acceptance rate for bankers' acceptances reported by Toronto Dominion Bank plus 1%, 2%, 3%, or 4%, depending on the current debt ratio of the Canadian subsidiaries. The current bankers' acceptance rate for bankers' acceptances reported by Toronto Dominion Bank is 5.4% and the current spread required for borrowings secured by the assets of the Canadian subsidiaries is 4%.



RESTRUCTURING



     In February 1998, PageNet's board of directors approved the restructuring of the Company's domestic operations. PageNet's restructuring plan called for the elimination of redundant administrative operations by consolidating key support functions located in offices throughout the country into centralized processing facilities. In addition the restructuring plan called for the conversion to new billing and customer service software platforms. The restructuring plan specified local and regional office closures, the disposition of certain furniture, fixtures, and equipment and the termination of approximately 1,950 employees by job function and location. Having adopted a formal plan of restructuring, PageNet recorded a restructuring charge of $74 million during the quarter ended March 31, 1998. While progress in establishing the centralized processing facilities was made, PageNet's efforts to convert its offices to its new billing and customer service software platforms fell behind the original schedule of being completed during the second quarter of 1999. Billing software and system implementation problems surfaced during the first office conversions, and as a result, PageNet had to postpone the conversion of many of its other offices. These postponements resulted in delays in office closures which deferred the payments of amounts accrued for lease obligations and terminations and severance and related benefits. Additional implementation problems surfaced during 1999 and caused further delays. In November 1999, and in conjunction with the announcement of PageNet's planned merger with Arch, PageNet decided to suspend further conversions after January 2000 pending the decisions as to which operating platforms will be used by the combined company. As a result of the decision to suspend the restructuring indefinitely, PageNet recorded a reversal of the unused portion of the original restructuring charge of $24 million during the quarter ended December 31, 1999.



     PageNet has converted to its new billing and customer service software platforms all of its customer units placed in service by its resellers and approximately 50% of its direct customer units. As a result, PageNet will realize a portion of the anticipated cost savings resulting from its restructuring initiative and will eliminate some of the duplicative costs that have adversely affected its results of operations. However, due to the suspension of future conversions, combined with the impact of the contemplated merger on its operations, PageNet is unable to determine the amount of future cost savings resulting from the centralized processing facilities initiative.



RESULTS OF OPERATIONS



     The following discussion and analysis should be read in conjunction with PageNet's consolidated financial statements and notes. Earnings before interest, income taxes, depreciation and amortization is a commonly used measure of financial performance in the wireless messaging industry and is one of the financial measures used to calculate whether PageNet is in compliance with the financial covenants under its debt agreements. Earnings before interest, income taxes, depreciation and amortization is defined as earnings before interest, income taxes, depreciation, and amortization. Adjusted earnings before interest, income taxes, depreciation and amortization is defined as earnings before interest, income taxes, depreciation, amortization, other non-operating income (expense), provision for asset impairment, restructuring charge, extraordinary items, and cumulative effect of a change in accounting principle. Adjusted earnings before interest, income taxes, depreciation and amortization should not be considered an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles. One of PageNet's financial objectives is to increase its adjusted earnings before interest, income taxes, depreciation and amortization, since adjusted earnings before interest, income taxes, depreciation and amortization is a significant source of funds for servicing indebtedness and for investment in continued growth, including purchase of paging units and paging system equipment and the construction and expansion of paging systems. Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by PageNet, may not be comparable to similarly titled data of other wireless messaging companies. Amounts described as adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing or future indebtedness, including the repayment of such indebtedness or the payment of associated interest, limitations imposed by law upon the payment of dividends or distributions or capital expenditure requirements.



YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1998



  Services, Rent and Maintenance Revenues



     Revenues from services, rent and maintenance, which PageNet considers its primary business, decreased 5.1% to $897 million for the year ended December 31, 1999, compared to $946 million for the year ended December 31, 1998. The average revenue per unit for PageNet's traditional domestic paging operations increased to $7.80 for the year ended December 31, 1999, compared to $7.71 for the year ended December 31, 1998. However, the increases in average revenue per unit, which resulted from the shift of PageNet's subscriber base toward higher revenue products and services during early 1999, were offset by an 11.1% reduction in the number of units in service during the year ended December 31, 1999.



     The number of units in service with subscribers at December 31, 1999 was approximately 8,991,000, compared to 10,110,000 and 10,344,000 units in service with subscribers at December 31, 1998 and December 31, 1997. This reduction was mainly due to the impact of price increases to some of its customers, intensifying price competition in the market for wireless communications services, disruptions in customer service caused by conversions to new centralized processing facilities systems and infrastructure, and the degree to which cellular, PCS, and other mobile telephone services, are being subscribed to instead of traditional paging services such as those offered by PageNet. Approximately two-thirds of the loss in units in service was a result of continued weakness in PageNet's reseller channel. Many of the factors that reduced PageNet's units in service in the fourth quarter of 1999 have continued to exist in 2000. As a result, PageNet estimates it has lost approximately 570,000 net subscribers in the first quarter of 2000.



  Product Sales



     Product sales decreased 8.1% to $92 million for the year ended December 31, 1999, compared to $101 million for the year ended December 31, 1998. The decreases in product sales and cost of products sold from 1998 to 1999 resulted primarily from increased price competition and competition from cellular, PCS, and other mobile telephone services, both of which resulted in a substantial decrease in sales through PageNet's reseller channel. In addition, the decrease in cost of products sold from 1998 to 1999 also resulted from the decrease in the depreciable lives of PageNet's subscriber devices from three years to two years, effective April 1, 1999. This change had the effect of increasing depreciation expense and thereby reducing the net book values of sold subscriber devices.



  Services, Rent and Maintenance Expenses



     Services, rent and maintenance expenses increased 26.9% to $267 million for year ended December 31, 1999, compared to $210 million for the year ended December 31, 1998. The increase in services, rent and maintenance expenses for the year ended December 31, 1999 was primarily due to:



     - increased contracted dispatch costs of approximately $17 million, primarily related to advanced messaging units placed in service during 1998 and 1999;



     - increased transmitter site rent expense of approximately $17 million, mainly related to the adoption of the provisions of AICPA Statement of Position 98-5 "Reporting on the Costs of Start-up Activities" (SOP 98-5), effective January 1, 1999, which required start-up costs to be expensed as incurred, and an increase in transmitter sites in connection with the buildout of PageNet's advanced messaging network;



     - increased telephone expenses of approximately $8 million, primarily associated with the operation of the advanced messaging network;



     - increased salaries and payroll costs of technical personnel of approximately $7 million, primarily related to the buildout of the advanced messaging network; and



     - increased pager parts, repairs and scrap expense of approximately $4 million.



  Selling Expenses



     Selling expenses decreased 6.6% to $97 million for the year ended December 31, 1999, compared to $104 million for the year ended December 31, 1998. The decrease in selling expenses for the year ended December 31, 1999 was primarily due to a decrease in salaries and payroll costs of sales personnel of approximately $7 million, mainly due to reduced costs incurred associated with PageNet's telemarketing and reseller sales program. Marketing research, development costs, and advertising expenses associated with PageNet's traditional paging and advanced messaging operations are expected to be scaled back in future periods.



  General and Administrative Expenses



     General and administrative expenses increased 12.7% to $361 million for the year ended December 31, 1999, compared to $321 million for the year ended December 31, 1998. The increase in general and administrative expenses was primarily due to:



     - increased contract labor and outside consulting expense of approximately $39 million, primarily related to the transition to the centralized processing facilities in 1999 and costs for temporary workforce personnel associated with PageNet's higher than normal employee turnover during 1999;



     - increased provision of bad debt expense of approximately $8 million, related to an increased amount of uncollectible receivables written-off from customer accounts during 1999 due to a deterioration of the aging of the accounts receivable customer base.



  Depreciation and Amortization Expense



     Depreciation and amortization expense increased 16.3% to $327 million for the year ended December 31, 1999, compared to $281 million for the year ended December 31, 1998. The increase in depreciation and amortization expense resulted primarily from PageNet's change in the depreciable lives of its subscriber devices and some of its network equipment, effective April 1, 1999. PageNet changed the depreciable lives of its subscriber devices from three years to two years and the depreciable life of some of its network equipment from seven years to ten years. The changes resulted from PageNet's review of the historical usage periods of its subscriber devices and its network equipment and PageNet's expectations regarding future usage periods for subscriber devices considering current and projected technological advances. PageNet determined that the appropriate useful life of its subscriber devices is two years as a result of technological advances, customer desire for new pager technology, and the company's decreasing ability to redeploy older pager models. PageNet determined that the appropriate useful life of its network equipment is ten years since this equipment is operational for a longer time period given current technology. As a result of these changes, depreciation expense increased by approximately $78 million during the year ended December 31, 1999. PageNet also commenced depreciation and amortization on the assets related to its centralized processing facilities during the third quarter of 1999. This increased depreciation and amortization expense during 1999 by approximately $4 million. PageNet has commenced depreciation and amortization on the assets related to its advanced messaging operations during the first quarter of 2000, which is expected to increase depreciation and amortization expense during 2000 by approximately $24 million.

  Provision for Asset Impairment



     PageNet recorded a provision of $18 million during the year ended December 31, 1999, for the impairment of the assets of PageNet's majority-owned Spanish subsidiaries. See Note 5 to PageNet's consolidated financial statements for the year ended December 31, 1999.



  Restructuring Charge



     PageNet recorded a partial reversal of its restructuring charge in the amount of $24 million during the year ended December 31, 1999. See Note 4 to PageNet's consolidated financial statements for the year ended December 31, 1999.



  Interest Expense



     Interest expense, net of amounts capitalized, was $151 million for the year ended December 31, 1999, compared to $144 million for the year ended December 31, 1998. The increase in interest expense from 1998 to 1999 was primarily due to the higher average level of indebtedness outstanding during 1999. The average level of indebtedness outstanding during 1999 was $1.9 billion, compared to $1.8 billion outstanding during 1998.



  Change in Accounting Principle



     PageNet adopted the provisions of SOP 98-5 effective January 1, 1999 and recorded a charge of $37 million as the cumulative effect of a change in accounting principle to write-off all remaining unamortized start-up costs as of January 1, 1999. See Note 6 to PageNet's consolidated financial statements for the year ended December 31, 1999.



  Adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization



     As a result of the factors outlined above, adjusted earnings before interest, income taxes, depreciation and amortization decreased 38.1% to $206 million for the year ended December 31, 1999, compared to $333 million for the same period in 1998. Adjusted earnings before interest, income taxes, depreciation and amortization and adjusted earnings before interest, income taxes, depreciation and amortization as a percentage of total revenues less cost of products sold for 1999 were negatively impacted by declines in PageNet's revenues (of $56 million and 6.0%, respectively), the costs associated with its advanced messaging operations ($57 million and 6.2%, respectively), the costs of development and implementation of its centralized processing facilities ($16 million and 1.7%, respectively), and the costs of adoption of SOP 98-5 ($21 million and 2.3%, respectively).



YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1997



  Services, Rent and Maintenance Revenues



     Revenues from services, rent and maintenance increased 15.5% to $946 million for the year ended December 31, 1998, compared to $818 million for the year ended December 31, 1997. The increase in revenues from services, rent and maintenance was primarily due to an increase in average revenue per unit resulting from the shift of PageNet's subscriber base toward higher revenue products and services.



     The average revenue per unit for PageNet's traditional paging domestic operations increased to $7.71 for the year ended December 31, 1998, compared to $7.20 for the corresponding period of 1997. The number of units in service with subscribers at December 31, 1998, was 10,110,000, a decrease of approximately 234,000 units in service compared to 10,344,000 units in service with subscribers at December 31, 1997.

  Product Sales



     Product sales decreased 29.5% to $101 million for the year ended December 31, 1998 compared to $143 million for the year ended December 31, 1997. The decrease in product sales and corresponding decrease in cost of products sold from 1997 to 1998 resulted primarily from PageNet's price increases and other factors, including increased competition from cellular, PCS, and other mobile phones, which resulted in a substantial decrease in sales through the reseller channel.



  Services, Rent and Maintenance Expenses



     Services, rent and maintenance expenses increased 21.6% to $210 million for the year ended December 31, 1998, compared to $173 million for the year ended December 31, 1997. The increase in services, rent, and maintenance expenses was partially a result of:



     - increased telephone expenses of approximately $6 million, mainly associated with the enactment of regulations requiring that the providers of pay phones be compensated for all calls placed from pay phones to toll-free numbers. This requirement increased PageNet's cost of providing toll-free number service commencing in the fourth quarter of 1997;



     - increased contracted dispatch costs of approximately $8 million, mainly related to advanced messaging units placed in service during 1998;



     - increased transmitter site rent expense of approximately $5 million associated with an increase in the number of transmitter sites;



     - increased pager parts and repairs expense of approximately $12 million, primarily the result of management's decision to increase its pager redeployment efforts.



  Selling Expenses



     Selling expenses were $104 million for the year ended December 31, 1998, compared to $103 million for the year ended December 31, 1997. The decrease in selling expenses as a percentage of total revenues from 1997 to 1998 resulted primarily from a decrease in advertising expenses of approximately $3 million, mainly related to a decline in marketing research, development costs, and advertising expenses associated with the suspension of the promotion of PageNet's VoiceNow service.



  General and Administrative Expenses



     General and administrative expenses increased 26.3% to $321 million for the year ended December 31, 1998, compared to $254 million for the year ended December 31, 1997. The increase in general and administrative expenses from 1997 to 1998 was primarily related to:



     - increased contract labor expense of approximately $43 million, mainly associated with increased levels of contract labor utilized during the transition to the centralized processing facilities;



     - approximately $6 million attributable to expenses associated with establishing PageNet's centralized processing facilities and redundant operating costs associated with operating both the new centralized processing facilities infrastructure and the traditional decentralized infrastructure.



  Depreciation and Amortization Expense



     Depreciation and amortization expense decreased 2.8% to $281 million for the year ended December 31, 1998, compared to $289 million for the year ended December 31, 1997. The decrease in depreciation and amortization expense from 1997 to 1998 resulted primarily from certain property and equipment becoming fully depreciated, certain non-current assets becoming fully amortized, and the decline in capital expenditures of approximately $60 million.

  Restructuring Charge



     PageNet recorded a restructuring charge of $74 million during the year ended December 31, 1998, as a result of a restructuring approved by PageNet's board of directors in February 1998. See Note 4 of PageNet's consolidated financial statements.



  Interest Expense



     Interest expense, net of amounts capitalized, was $144 million for the year ended December 31, 1998, compared to $151 million for the year ended December 31, 1997. The decrease in interest expense from 1997 to 1998 was primarily attributable to an increase in interest capitalized of approximately $6 million, a decrease in interest rates on outstanding borrowings under PageNet's credit agreement, and the redemption of PageNet's 11.75% subordinated notes on May 14, 1997 with lower interest rate funds borrowed under the credit agreement.



  Adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization



     Adjusted earnings before interest, income taxes, depreciation and amortization increased 7.6% to $333 million for the year ended December 31, 1998, compared to $310 million for the year ended December 31, 1997. Adjusted earnings before interest, income taxes, depreciation and amortization and adjusted earnings before interest, income taxes, depreciation and amortization as a percentage of total revenues less cost of products sold for 1998 were negatively impacted by the costs associated with PageNet's advanced messaging operations ($25 million and 2.6%, respectively), the costs of forming of its centralized processing facilities ($13 million and 1.3%, respectively), and its international operations ($6 million and 0.6%, respectively).



  Inflation



     Inflation has not had a material effect on PageNet's operations to date. Paging systems equipment and operating costs have generally not increased in price and PageNet's pager costs have declined substantially in recent years. This reduction in costs has generally been reflected in lower pager prices charged to subscribers who purchase their units. PageNet's general and administrative operating expenses, such as salaries, employee benefits and occupancy costs are subject to normal inflationary pressures.



  Year 2000 Compliance



     PageNet implemented a task force, and developed a comprehensive plan to address Year 2000 issues. PageNet completed all of the phases for its critical business processes and, to date, has not experienced any material Year 2000-related errors. PageNet spent approximately $4 million correcting Year 2000 problems. PageNet believes that all mission critical vendors have successfully readied their systems for the Year 2000 and, to date, has not experienced any Year 2000-related errors in its systems.

     SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA -- ARCH


     The following table sets forth selected historical consolidated financial and operating data of Arch for each of the five years ended December 31, 1999. The selected financial and operating data as of December 31, 1995, 1996, 1997, 1998 and 1999 and for each of the five years ended December 31, 1998 have been derived from Arch's audited consolidated financial statements and notes. You should read the following consolidated financial information in conjunction with "Arch Management's Discussion and Analysis of Financial Condition and Results of Operations" and Arch's consolidated financial statements and notes set forth below.



     In the following table, equity in loss of affiliate represents Arch's share of net losses of USA Mobile Communications Holdings, Inc. for the period of time from Arch's acquisition of its initial 37% interest in USA Mobile on May 16, 1995 through the completion of Arch's acquisition of USA Mobile on September 7, 1995 and Arch's share of net losses of Benbow PCS Ventures, Inc. since Arch's acquisition of Westlink Holdings, Inc. in May 1996. See "Arch Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".



     The extraordinary item is an extraordinary gain or loss resulting from prepayment of indebtedness. See "Arch Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations".



     Adjusted earnings before interest, taxes, depreciation and amortization, as determined by Arch, does not reflect restructuring charge, equity in loss of affiliate, and extraordinary items; consequently adjusted earnings before interest, taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless communications companies. Earnings before interest, taxes, depreciation and amortization is commonly used by analysts and investors as a principal measure of financial performance in the wireless communications industry. Adjusted earnings before interest, taxes, depreciation and amortization is also one of the primary financial measures used to calculate whether Arch and its subsidiaries are in compliance with financial covenants under their debt agreements. These covenants, among other things, limit the ability of Arch and its subsidiaries to: incur additional indebtedness, make investments, pay dividends, grant liens on its assets, merge, sell or acquire assets, repurchase or redeem capital stock, incur capital expenditures and prepay certain indebtedness. Earnings before interest, taxes, depreciation and amortization is also one of the financial measures used by analysts to value Arch. Therefore Arch management believes that the presentation of earnings before interest, taxes, depreciation and amortization provides relevant information to investors. Earnings before interest, taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting procedures or as a measure of liquidity. Amounts reflected as earnings before interest, taxes, depreciation and amortization or adjusted earnings before interest, taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness and limitations imposed by applicable law upon the payment of dividends or distributions, among other things. See "Arch Management's Discussion and Analysis of Financial Condition and Results of Operation".



     Adjusted earnings before interest, taxes, depreciation and amortization margin is calculated by dividing Arch's adjusted earnings before interest, taxes, depreciation and amortization by total revenues less cost of products sold. Earnings before interest, taxes, depreciation and amortization margin is a measure commonly used in the wireless communications industry to evaluate a company's earnings before interest, taxes, depreciation and amortization relative to total revenues less cost of products sold as an indicator of the efficiency of a company's operating structure.

                                                           YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------
                                          1995         1996         1997         1998         1999
                                       ----------   ----------   ----------   ----------   -----------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
Service, rental and maintenance
  revenues...........................  $  138,466   $  291,399   $  351,944   $  371,154   $  591,389
Product sales........................      24,132       39,971       44,897       42,481       50,435
                                       ----------   ----------   ----------   ----------   ----------
Total revenues.......................     162,598      331,370      396,841      413,635      641,824
Cost of products sold................     (20,789)     (27,469)     (29,158)     (29,953)     (34,954)
                                       ----------   ----------   ----------   ----------   ----------
                                          141,809      303,901      367,683      383,682      606,870
Operating expenses:
  Service, rental and maintenance....      29,673       64,957       79,836       80,782      132,400
  Selling............................      24,502       46,962       51,474       49,132       84,249
  General and Administrative.........      40,448       86,181      106,041      112,181      180,726
  Depreciation and Amortization......      60,205      191,871      232,347      221,316      309,434
  Restructuring charge...............          --           --           --       14,700       (2,200)
                                       ----------   ----------   ----------   ----------   ----------
Operating income (loss)..............     (13,019)     (86,070)    (102,015)     (94,429)     (97,739)
Interest and non-operating Expenses,
  net................................     (22,522)     (75,927)     (97,159)    (104,213)    (188,249)
Equity in loss of affiliate..........      (3,977)      (1,968)      (3,872)      (5,689)      (3,200)
                                       ----------   ----------   ----------   ----------   ----------
Income (loss) before income tax
  benefit, extraordinary item and
  accounting change..................     (39,518)    (163,965)    (203,046)    (204,331)    (289,188)
Income tax benefit...................       4,600       51,207       21,172           --           --
                                       ----------   ----------   ----------   ----------   ----------
Income (loss) before extraordinary
  item and accounting change.........     (34,918)    (112,758)    (181,874)    (204,331)    (289,188)
Extraordinary item...................      (1,684)      (1,904)          --       (1,720)       6,963
Cumulative effect of accounting
  change.............................          --           --           --           --       (3,361)
                                       ----------   ----------   ----------   ----------   ----------
Net income (loss)....................  $  (36,602)  $ (114,662)  $ (181,874)  $ (206,051)  $ (285,586)
                                       ==========   ==========   ==========   ==========   ==========
Basic/diluted income (loss) per
  common share before extraordinary
  item and accounting change.........  $    (7.79)  $   (16.59)  $   (26.31)  $   (29.34)  $    (9.21)
Extraordinary item per basic/diluted
  common share.......................       (0.37)       (0.27)          --        (0.25)        0.22
Cumulative effect of accounting
  change per basic/diluted common
  share..............................          --           --           --           --        (0.11)
                                       ----------   ----------   ----------   ----------   ----------
Basic/diluted net income (loss) per
  common share.......................  $    (8.16)  $   (16.86)  $   (26.31)  $   (29.59)  $    (9.10)
                                       ==========   ==========   ==========   ==========   ==========
OTHER OPERATING DATA:
Capital expenditures, excluding
  acquisitions.......................  $   60,468   $  165,206   $  102,769   $  113,184   $  113,651
Cash flows provided by operating
  activities.........................  $   14,749   $   37,802   $   63,590   $   83,380   $   99,536
Cash flows used in investing
  activities.........................  $ (192,549)  $ (490,626)  $ (102,769)  $  (82,868)  $ (627,166)
Cash flows provided by (used in)
  financing activities...............  $  179,092   $  452,678   $   39,010   $   (2,207)  $  529,158
Adjusted earnings before interest,
  taxes, depreciation and
  amortization.......................  $   47,186   $  105,801   $  130,332   $  141,587   $  209,495
Adjusted earnings before interest,
  taxes, depreciation and
  amortization margin................          33%          35%          35%          37%          35%
Units in service at end of period....   2,006,000    3,295,000    3,890,000    4,276,000    6,949,000

                                                             AS OF DECEMBER 31,
                                         -----------------------------------------------------------
                                          1995        1996         1997         1998         1999
                                         -------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:                                        (DOLLARS IN THOUSANDS)
Current assets.........................  $33,671   $   43,611   $   51,025   $   50,712   $   85,303
Total assets...........................  785,376    1,146,756    1,020,720      904,285    1,353,045
Long-term debt, less current
  maturities...........................  457,044      918,150      968,896    1,001,224    1,322,508
Redeemable preferred stock.............    3,376        3,712           --           --           --
Stockholders' equity (deficit).........  246,884      147,851      (33,255)    (213,463)    (217,559)



     The following table reconciles net income to the presentation of Arch's adjusted earnings before interest, taxes, depreciation and amortization:



                                                          YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------
                                            1995       1996        1997        1998        1999
                                          --------   ---------   ---------   ---------   ---------
                                                           (DOLLARS IN THOUSANDS)
Net income (loss).......................  $(36,602)  $(114,662)  $(181,874)  $(206,051)  $(285,586)
Interest and non-operating expenses,
  net...................................    22,522      75,927      97,159     104,213     188,249
Income tax benefit......................    (4,600)    (51,207)    (21,172)         --          --
Depreciation and amortization...........    60,205     191,871     232,347     221,316     309,434
Restructuring charge....................        --          --          --      14,700      (2,200)
Equity in loss of affiliate.............     3,977       1,968       3,872       5,689       3,200
Extraordinary item......................     1,684       1,904          --       1,720      (6,963)
Cumulative effect of accounting
  charge................................        --          --          --          --       3,361
                                          --------   ---------   ---------   ---------   ---------
Adjusted earnings before interest,
  taxes, depreciation and
  amortization..........................  $ 47,186   $ 105,801   $ 130,332   $ 141,587   $ 209,495
                                          ========   =========   =========   =========   =========

                  ARCH MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW



     The following discussion and analysis should be read in conjunction with Arch's consolidated financial statements and notes.



     Arch derives the majority of its revenues from fixed monthly or other periodic fees charged to subscribers for wireless communication services. Such fees are not generally dependant on usage. As long as a subscriber remains on service, operating results benefit from the recurring payments of the fixed periodic fees without incurrence of additional selling expenses. Arch's service, rental and maintenance revenues and the related expenses exhibit substantially similar growth trends. Arch's average revenue per subscriber has declined over the last three years for two principal reasons:



     - primarily due to an increase in competition in certain of the markets in which Arch operates; and



     - to a lesser extent, an increase in the number of reseller customers whose airtime is purchased at wholesale rates.



     The reduction in average revenue per subscriber resulting from these trends has been offset by the reduction of expenses so that Arch's margins had been improving until the consummation of the MobileMedia merger in June 1999 which resulted in redundant management and administrative headcount. Arch expects the margins to improve as the integration of the two companies eliminates these redundant expenses.



     Arch has achieved significant growth in units in service and adjusted earnings before interest, income taxes, depreciation and amortization through acquisitions and, prior to 1999, internal growth. During 1999, units in service decreased by 89,000 units, excluding the addition of subscribers from the MobileMedia acquisition. From January 1, 1997 through December 31, 1999, Arch's total number of units in service grew from 3.3 million to 6.9 million units. Arch's total revenues have increased from $396.8 million in the year ended December 31, 1997 to $413.6 million in the year ended December 31, 1998 and to $641.8 million in the year ended December 31, 1999. Arch had net losses of $181.9 million, $206.1 million and $285.6 million in the years ended December 31, 1997, 1998 and 1999, respectively, as a result of significant depreciation and amortization expenses related to acquired and developed assets and interest charges associated with indebtedness. As its subscriber base has grown, Arch's adjusted earnings before interest, income taxes, depreciation and amortization have increased from $130.3 million in the year ended December 31, 1997 to $141.6 million in the year ended December 31, 1998 and to $209.5 million in the year ended December 31, 1999.



     Earnings before interest, income taxes, depreciation and amortization is a commonly used measure of financial performance in the wireless communications industry. Adjusted earnings before interest, income taxes, depreciation and amortization is also one of the financial measures used to calculate whether Arch and its subsidiaries are in compliance with the covenants under their respective debt agreements. Adjusted earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles. One of Arch's financial objectives is to increase its adjusted earnings before interest, income taxes, depreciation and amortization, since this is a significant source of funds for servicing indebtedness and for investment in continued growth, including purchase of messaging units and messaging system equipment, construction and expansion of messaging systems, and possible acquisitions. Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, may not necessarily be comparable to similarly titled data of other wireless communications companies. Amounts reflected as adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing or future indebtedness, including the repayment of such indebtedness or the payment of associated interest, limitations imposed by applicable law upon the payment of dividends or distributions or capital expenditure requirements.



POTENTIAL EFFECTS OF THE PAGENET MERGER



     If Arch acquires PageNet as described in this prospectus, the combined company will have substantially larger assets, liabilities, revenues and expenses. On a pro forma basis at December 31, 1999, the combined company would have had approximately 15.5 million units in service, total assets of $2.9 billion and total long term debt of $1.8 billion, assuming that all of the outstanding discount notes are exchanged for common stock. For the year ended December 31, 1999, the combined company would have had pro forma total revenues of $1.7 billion, adjusted pro forma earnings before interest, income taxes, depreciation and amortization of $473.9, and net loss of $399.9. This pro forma net loss excludes the effects of an extraordinary gain relating to the extinguishment of debt of $6.9 million and the negative $40.8 million cumulative effect of an accounting change relating to Arch's and PageNet's original application of Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities." This amount also excludes the impact of expected operational cost synergies. For the year ended December 31, 1999, the combined company's pro forma cash flows provided by operating activities, used in investing activities and provided by financing activities would have been $324.8, $420.0 and $340.6, respectively. The adjusted pro forma cash flow information assumes that the merger and related transactions had been effected as of January 1, 1999. Leverage for the combined company on a pro forma basis, as measured by the ratio of total debt to annualized adjusted pro forma earnings before interest, income taxes, depreciation and amortization for the year ended December 31, 1999, would have been 3.8 to 1. This also excludes the impact of expected operational cost synergies. Adjusted pro forma earnings before interest, income taxes, depreciation and amortization is earnings before interest, income taxes, depreciation and amortization, net of restructuring charges, bankruptcy related expenses, equity in loss of affiliates, income tax benefit, interest and non-operating expenses (net) and extraordinary items. See "Unaudited Pro Forma Condensed Consolidated Financial Statements." The PageNet merger is expected to increase amortization charges by approximately $54.4 million per year.



     The PageNet merger is subject to stockholder, noteholder and lender consents and many other conditions and, therefore, it may not take place. If Arch does not acquire PageNet, the contemplated benefits of the merger will not be realized, despite the incurrence of substantial transaction costs which are estimated at $10.0 million each for Arch and PageNet. If the merger agreement is terminated after Arch pursues an alternative offer, Arch will be required to pay to PageNet a termination fee of $40 million.



MOBILEMEDIA MERGER



     In June 1999, Arch acquired MobileMedia Communications, Inc., which is now a wholly owned subsidiary of Arch. MobileMedia had been operating as a debtor-in-possession under Chapter 11 of the Bankruptcy Code.



     Arch acquired MobileMedia for a combination of cash and Arch securities, as follows:



     - Arch paid approximately $479.0 million in cash to secured creditors of the MobileMedia;



     - Arch paid a total of $37.6 million of fees, expenses and other debts;



     - Arch issued 4,781,656 shares of its common stock to unsecured creditors of MobileMedia;



     - Arch issued and sold 36,207,265 additional shares of its common stock to unsecured creditors of MobileMedia and Arch stockholders for a total purchase price of $217.2 million; and



     - Arch issued to four unsecured creditors, who had agreed to act as standby purchasers and to purchase shares not purchased by other unsecured creditors, warrants to acquire 1,225,219 shares of its common stock on or before September 1, 2001 for $9.03 per share.

     Arch also issued to the holders of its common stock and Series C preferred stock on January 27, 1999 non-transferable rights to acquire up to 14,964,388 shares of its common stock at a price of $6.00 per share. A total of 102,964 non-transferable rights were exercised. Because non-transferable rights to acquire 14,861,424 shares were not exercised, Arch issued in their place warrants to purchase 14,861,424 shares of its common stock for $9.03 per share.



     Subsidiaries of Arch also borrowed a total of $320.8 million to help fund the MobileMedia acquisition.



     During the third quarter of 1999, Arch's board of directors approved plans covering the elimination of redundant headcount and facilities in connection with the overall integration of operations. It is expected that the integration will be completed by December 31, 2000. Because Arch anticipates a net reduction of approximately 10% of MobileMedia's workforce and the closing of some facilities and tower sites, it established a $14.5 million acquisition reserve which is included as part of the purchase price of MobileMedia. The initial acquisition reserve consisted of approximately:



     - $6.1 million for employee severance;



     - $7.9 million for lease obligations and terminations; and



     - $0.5 million of other costs.



     There can be no assurance that the desired cost savings will be achieved or that the integration of the two companies will be accomplished smoothly, expeditiously or successfully. See Note 9 to the Notes to Arch's consolidated financial statements.



RESULTS OF OPERATIONS



     The following table presents certain items from Arch's consolidated statements of operations as a percentage of net revenues and certain other information for the periods indicated (dollars in thousands except per unit data):



                                                        YEAR ENDED DECEMBER 31,
                                                   ----------------------------------
                                                     1997         1998        1999
                                                   ---------    --------    ---------
Total revenues...................................      107.9%      107.8%       105.8%
Cost of products sold............................       (7.9)       (7.8)        (5.8)
                                                   ---------    --------    ---------
Net revenues.....................................      100.0       100.0        100.0
Operating expenses:
  Service, rental and maintenance................       21.7        21.1         21.8
  Selling........................................       14.0        12.8         13.9
  General and administrative.....................       28.8        29.2         29.8
  Depreciation and amortization..................       63.2        57.7         51.0
  Restructuring charge...........................         --         3.8         (0.4)
                                                   ---------    --------    ---------
Operating income (loss)..........................      (27.7)%     (24.6)%      (16.1)%
                                                   =========    ========    =========
Net income (loss)................................      (49.5)%     (53.7)%      (47.1)%
                                                   =========    ========    =========
Cash flows provided by operating activities......  $  63,590    $ 83,380    $  99,536
Cash flows used in investing activities..........  $(102,769)   $(82,868)   $(627,166)
Cash flows provided by (used in) financing
  activities.....................................  $  39,010    $ (2,207)   $ 529,158
Adjusted earnings before interest, taxes,
  depreciation and amortization..................       35.4%       36.9%        34.5%
                                                   =========    ========    =========
Annual service, rental and maintenance expenses
  per unit in service............................  $      22    $     20    $      23



     Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, does not reflect restructuring charge, equity in loss of affiliate, and extraordinary items; consequently adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless communications companies. Earnings before interest, income taxes, depreciation and amortization is commonly used by analysts and investors as a principal measure of financial performance in the wireless communications industry. Adjusted earnings before interest, income taxes, depreciation and amortization is also one of the primary financial measures used to calculate whether Arch and its subsidiaries are in compliance with financial covenants under their debt agreements. These covenants, among other things, limit the ability of Arch and its subsidiaries to:



     - incur additional indebtedness;



     - make investments;



     - pay dividends;



     - grant liens on its assets;



     - merge, sell or acquire assets;



     - repurchase or redeem capital stock;



     - incur capital expenditures; and



     - prepay certain indebtedness.



Earnings before interest, income taxes, depreciation and amortization is also one of the financial measures used by analysts to value Arch. Therefore Arch management believes that the presentation of earnings before interest, income taxes, depreciation and amortization provides relevant information to investors. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with general accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness and limitations imposed by applicable law upon the payment of dividends or distributions, among other things.



  Year Ended December 31, 1999 Compared with Year Ended December 31, 1998



     Total revenues increased to $641.8 million, a 55.2% increase, in 1999 from $413.6 million in 1998 as the number of units in service increased from 4.3 million at December 31, 1998 to 6.9 million at December 31, 1999 entirely due to the MobileMedia acquisition in June 1999. Net revenues increased to $606.9 million, a 58.2% increase, in 1999 from $383.7 million in 1998. Total revenues and net revenues in 1999 were adversely affected by (1) the declining demand for basic paging services and (2) Arch subscriber cancellations which led to a decrease of 89,000 units in service excluding the addition of subscribers from the MobileMedia acquisition. Revenues were also adversely affected in the fourth quarter of 1998 and in 1999 by:



     - Arch's decision, in anticipation of the MobileMedia acquisition, not to replace normal attrition among direct sales personnel; and



     - to a lesser extent, the reduced effectiveness of Arch's reseller channels of distribution;



     - reduced sales through Arch-operated retail stores; and



     - subscriber cancellations during 1999.



     Arch expects revenue to continue to be adversely affected in 2000 by declining demand for basic numeric and alphanumeric paging services. Arch believes that the basic paging industry did not grow during 1999, that demand for basic paging services will decline in 2000 and the following years and that any significant future growth in the paging industry will be attributable to advanced messaging services. See "Industry Overview." As a result, Arch believes that it will experience a net decline in the number of its units in service in 2000, excluding the addition of subscribers from the PageNet acquisition, as Arch's addition of advanced messaging subscribers is likely to be exceeded by its loss of basic paging subscribers.

     Service, rental and maintenance revenues, which consist primarily of recurring revenues associated with the sale or lease of units, increased to $591.4 million, a 59.3% increase, in 1999 from $371.2 million in 1998. These increases in revenues were due primarily to the net increase in the number of units in service from 4.3 million at December 31, 1998 to 6.9 million at December 31, 1999. This net increase was entirely due to the acquisition of MobileMedia on June 3, 1999, offset by a net decrease from other sources of 89,000 units in service. Maintenance revenues represented less than 10% of total service, rental and maintenance revenues in 1999 and 1998. Arch does not differentiate between service and rental revenues. Product sales, less cost of products sold, increased to $15.5 million, a 23.6% increase, in 1999 from $12.5 million in 1998, respectively, as a result of a the MobileMedia acquisition.



     Service, rental and maintenance expenses, which consist primarily of telephone line, third party carrier fees and site rental expenses, increased to $132.4 million, 21.8% of net revenues, in 1999 from $80.8 million, 21.1% of net revenues, in 1998. The increase was due primarily to increased expenses associated with the provision of wireless communications services to a greater number of units due to the MobileMedia acquisition. Annualized service, rental and maintenance expenses per unit increased to $23 in 1999 from $20 in 1998. This increase was due primarily to the increase in wireless messaging systems and associated expenses as a result of the MobileMedia merger. However, the per unit costs should decrease in the future if expected synergies are achieved and as existing systems become more populated through the addition of new units and the fixed costs of operating these systems are spread over a larger unit base.



     Selling expenses increased to $84.2 million, 13.9% of net revenues, in 1999 from $49.1 million, 12.8% of net revenues, in 1998. The increase in absolute dollars was primarily due to increased headcount and the increase as a percentage of net revenues was primarily due to redundant headcount as a result of the MobileMedia merger.



     General and administrative expenses increased to $180.7 million, 29.8% of net revenues, in 1999 from $112.2 million, 29.2% of net revenues, in 1998. The increase in absolute dollars was due primarily to increased headcount, administrative and facility costs and the increase as a percentage of net revenues was primarily due to the redundant headcount, administrative and facility costs associated with MobileMedia.



     Depreciation and amortization expenses increased to $309.4 million in 1999 from $221.3 million in 1998. The increase in these expenses principally reflected the acquisition of MobileMedia. Additionally, depreciation expense in 1999 included the write-off of approximately $7.1 million of costs associated with the development of an integrated billing and management system. Arch decided to discontinue further development of that system due to the capabilities of the system acquired through the MobileMedia merger.



     Operating losses were $97.7 million in 1999 compared to $94.4 million in 1998, as a result of the factors outlined above.



     Net interest expense increased to $143.0 million in 1999 from $102.3 million in 1998. The increase was principally attributable to an increase in Arch's outstanding debt due to the MobileMedia acquisition. Interest expense for 1999 included approximately $41.6 million of accreted interest on Arch's senior discount notes, the payment of which is deferred. Interest expense for 1998 included approximately $37.1 million of accretion on these notes.



     Other expense increased to $45.2 million in 1999 from $2.0 million in 1998. Other expense in 1999 included:



     - a $6.5 million for a write-off of Arch's entire investment in CONXUS Communications, Inc., a holder of narrowband PCS licenses. CONXUS filed for bankruptcy protection in May 1999.



     - a $35.8 million write-off of Arch's investment in Benbow PCS Ventures, Inc., another holder of narrowband PCS licenses. In June 1999, Arch, Benbow and Benbow's controlling shareholder agreed to terminate their business relationship and wind-up Benbow's business. For additional information see "Liquidity and Capital Resources -- Other Commitments and Contingencies".

     In October 1999, Arch recognized an extraordinary gain of $7.0 million on the retirement of debt exchanged for Arch common stock. In June 1998, Arch recognized an extraordinary charge of $1.7 million representing the write-off of unamortized deferred financing costs associated with the prepayment of indebtedness under prior credit facilities.



     On January 1, 1999, Arch adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 98-5 (SOP 98-5). SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Initial application of SOP 98-5 resulted in a $3.4 million charge which was reported as the cumulative effect of a change in accounting principle. This charge represents the unamortized portion of start-up and organization costs which had been deferred in prior years.



     Net loss increased to $285.6 million in 1999 from $206.1 million in 1998, as a result of the factors outlined above.



  Year Ended December 31, 1998 Compared with Year Ended December 31, 1997



     Total revenues increased to $413.6 million, a 4.2% increase, in 1998, from $396.8 million in 1997 as the number of units in service increased from 3.9 million at December 31, 1997 to 4.3 million at December 31, 1998. Net revenues increased to $383.7 million , a 4.4% increase in 1998 from $367.7 million in 1997. Total revenues and net revenues in 1998 were adversely affected by a general slowing of industry growth, compared to prior years. Revenues were also adversely affected in the fourth quarter of 1998 by:



     - Arch's decision, in anticipation of the MobileMedia acquisition, not to replace normal attrition among direct sales personnel; and



     - to a lesser extent, the reduced effectiveness of Arch's reseller channel of distribution; and reduced sales through Arch-operated retail stores.



     Service, rental and maintenance revenues, increased to $371.2 million, a 5.5% increase, in 1998 from $351.9 million in 1997. These increases in revenues were due primarily to the increase, through internal growth, in the number of units in service from 3.9 million at December 31, 1997 to 4.3 million at December 31, 1998. Maintenance revenues represented less than 10% of total service, rental and maintenance revenues in 1998 and 1997. Product sales, less cost of products sold, decreased to $12.5 million, a 20.4% decrease, in 1998 from $15.7 million in 1997, respectively, as a result of a decline in the average revenue per unit sold.



     Service, rental and maintenance expenses, increased to $80.8 million, 21.1% of net revenues, in 1998 from $79.8 million, 21.7% of net revenues, in 1997. The increase was due primarily to increased expenses associated with system expansions and an increase in the number of units in service. Annualized service, rental and maintenance expenses per subscriber were $20 in 1998 compared to $22 in 1997.



     Selling expenses decreased to $49.1 million, 12.8% of net revenues, in 1998 from $51.5 million, 14.0% of net revenues, in 1997. The decrease was due primarily to nonrecurring marketing costs incurred in 1997 to promote Arch's new Arch Paging brand identity and to a lesser degree to a decrease in the number of net new units in service. Internal growth decreased by 35.1% in 1998 compared to 1997 primarily due to the factors set forth above that adversely affected revenues.



     General and administrative expenses increased to $112.2 million, 29.2% of net revenues, in 1998, from $106.0 million, 28.8% of net revenues, in 1997. The increase was due primarily to administrative and facility costs associated with supporting more units in service.



     Depreciation and amortization expenses decreased to $221.3 million in 1998 from $232.3 million in 1997. Depreciation and amortization expenses principally reflect Arch's acquisitions in prior periods accounted for as purchases. They also reflect investment in units and other system expansion equipment to support growth.



     Operating losses were $94.4 million in 1998 compared to $102.0 million in 1997, as a result of the factors outlined above.



     Net interest expense increased to $104.2 million in 1998 from $97.2 million in 1997. The increase was principally attributable to an increase in Arch's outstanding debt. Interest expense for 1998 included approximately $37.0 million of interest which accretes on Arch's senior discount notes even though the cash payment of the interest is deferred. Interest expense for 1997 included approximately $33.3 million of accretion on these notes.



     Arch recognized an income tax benefit of $21.2 million in 1997. This benefit represented the tax benefit of operating losses incurred subsequent to the acquisitions of USA Mobile and Westlink which were available to offset deferred tax liabilities arising from those acquisitions. The tax benefit of these operating losses was fully recognized during 1997. Accordingly, Arch has established a valuation reserve against its deferred tax assets which reduced the income tax benefit to zero as of December 31,1998. Arch does not expect to recover its deferred tax asset in the foreseeable future and will continue to increase its valuation reserve accordingly. See Note 5 to Arch's Consolidated Financial Statements.



     In June 1998, Arch recognized an extraordinary charge of $1.7 million representing the write-off of unamortized deferred financing costs associated with the prepayment of indebtedness under prior credit facilities.



     Net loss increased to $206.1 million in the year ended December 31, 1998 from $181.9 million in the year ended December 31, 1997, as a result of the factors outlined above.



LIQUIDITY AND CAPITAL RESOURCES



     Arch's business strategy requires the availability of substantial funds to finance the expansion of existing operations, to fund capital expenditures for subscriber equipment and network system equipment, to service debt and to finance acquisitions. Arch's net cash flows from operating, investing and financing activities for the periods indicated in the table below are as follows:



                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1997      1998     1999
                                                           -------   ------   -------
                                                             (DOLLARS IN MILLIONS)
Net cash provided by operating activities................  $  63.6   $ 83.4   $  99.5
Net cash used for investing activities...................  $(102.8)  $(82.9)  $(627.2)
Net cash provided by (used in) financing activities......  $  39.0   $ (2.2)  $ 529.2



     Investing activities in 1999 included $516.6 million for the acquisition of MobileMedia. Financing activities in 1999 included $217.2 million from the sale of common stock to unsecured creditors of MobileMedia and borrowings of $320.8 million in connection with the acquisition of MobileMedia as described above.



  Capital Expenditures and Commitments



     Excluding acquisitions of wireless messaging businesses, Arch's capital expenditures were $102.8 million in 1997, $113.2 million in 1998 and $113.7 million in 1999. To date, Arch generally has funded its capital expenditures with net cash provided by operating activities and the incurrence of debt.



     Arch's 1999 capital expenditures primarily involved the purchase of wireless messaging units, system and transmission equipment, information systems and capitalized financing costs.



     Arch estimates the amount of capital that will be required to fund capital expenditures for 2000 will be approximately $120 million ($227 million on a pro forma basis if the PageNet merger were consummated on January 1, 2000). Arch estimates that capital expenditures for 2001-2003 will be approximately $230 million per year. Such expenditures will be used primarily for subscriber equipment, network infrastructure, information systems and the construction of certain markets for the nationwide network of narrowband PCS. However, the actual amount of capital to be required by the combined company will depend on a number of factors. These include subscriber growth, the type of products and services demanded by customers, service revenues, the nature and timing of Arch's strategy to deploy its narrowband personal communications services network, and acquisition strategies and opportunities. Arch believes that it will have sufficient cash available from operations and credit facilities to fund its capital expenditures for 2000.



  Other Commitments and Contingencies



     Interest payments commence September 15, 2001 on the $172.4 million principal amount at maturity of Arch's 10 7/8% senior discount notes outstanding as of May 5, 2000. Unless all of the senior discount notes are tendered in the exchange offer, Arch expects to service such interest payments out of cash made available to it by its subsidiaries. Based on the principal amount outstanding at May 9, 2000 and assuming that no additional notes are tendered, such interest payments will equal a maximum of $9.4 million on March 15 and September 15 of each year until scheduled maturity on March 15, 2008.



     If the PageNet Merger agreement is terminated after Arch pursues an alternative offer, Arch may be required to pay a termination fee of $40.0 million.



     Arch acquired a 49.9% equity interest in Benbow PCS Ventures, Inc. in May 1996. Benbow holds exclusive rights to a narrowband PCS license in each of the five regions of the United States. Arch was formerly obligated to advance Benbow sufficient funds to service debt obligations to the Federal Communications Commission incurred by Benbow in connection with its acquisition of its narrowband PCS licenses and to finance construction of a narrowband PCS system unless funds were available to Benbow from other sources. Arch estimates that this obligation totaled approximately $100 million at March 31, 1999. This obligation was subject to the approval of Arch's designee on Benbow's board of directors. As of March 31, 1999, Arch had advanced approximately $23.7 million to Benbow. In June 1999, Arch, Benbow and Benbow's controlling stockholder agreed that:



     - the stockholders agreement, the management agreement and the employment agreement governing the establishment and operation of Benbow will be terminated;



     - Benbow will not make any further Federal Communications Commission payments and will not pursue construction of a narrowband PCS system;



     - Arch will not be obligated to fund Federal Communications Commission payments or construction of a narrowband PCS system by Benbow; and



     - the closing of the transaction will occur on the earlier of January 23, 2001 or receipt of Federal Communications Commission approval.



     On December 20, 1999, Benbow filed with the Federal Communications Commission a proposal for debt forgiveness which, if approved, would result in
(1) surrender by Benbow of its five narrowband PCS licences back to the government, and (2) forgiveness by the government of the remaining debt owed on the surrendered licenses and waiver of any applicable default payments. A total of approximately $35.25 million in principal debt to the government remains payable by Benbow on the five narrowband PCS licenses. Benbow's debt forgiveness proposal is pending and Arch can not determine whether the Federal Communications Commission ultimately will approve it. In its debt-forgiveness proposal, however, Benbow demonstrated that the proposal meets standards for debt forgiveness under applicable federal law.



     The June 1999 agreement between Arch, Benbow and Benbow's controlling shareholder provides, regardless of the outcome of the debt forgiveness proposal, that (1) Arch will fulfill all of its current financial obligations to Benbow, (2) Arch is released from any further obligations to provide funding to Benbow, and (3) Benbow's controlling shareholder will be paid for the Benbow stock consistent with the preexisting agreement with Arch which requires Arch to pay the controlling stockholder in Benbow, in installments, an aggregate amount of $3.5 million if the transaction closes before January 23, 2001 or $3.8 million if the transaction closes on January 23, 2001. In addition to the narrowband PCS licenses, Benbow holds conventional paging licenses which would be transferred to Arch upon Federal Communications Commission approval.



     As a result of these arrangements, Benbow will not have any meaningful business operations and is unlikely to retain its narrowband PCS licenses. The closing of the transaction will not affect the funding obligations of Arch in connection with Benbow's acquisition of PageCall in June 1998 described below.



     On June 29, 1998, Benbow acquired all of the outstanding stock of PageCall by issuing to PageCall's former stockholders preferred stock and a 12% promissory note for $17.2 million. Benbow also agreed to pay one of PageCall's stockholders $911,000 over five years for consulting services. Benbow's preferred stock and promissory note became automatically exchangeable for 2.9 million shares of Arch common stock on April 8, 2000 and the shares will be issued upon receipt of required documentation from PageCall's stockholders.



     Arch guaranteed all obligations of Benbow under the Benbow preferred stock, promissory note and consulting agreement described above. Arch may elect to make payments under its guarantee in common stock or cash. If Arch issues common stock or pays cash pursuant to its guarantees, Arch will receive from Benbow a promissory note and non-voting, non-convertible preferred stock of Benbow with an annual yield of 14.5% payable upon an acquisition of Benbow or earlier to the extent that available cash and applicable law permit. PageCall's former stockholders received customary registration rights for the shares of common stock issued in exchange for Benbow's preferred stock and promissory note and for any other shares of common stock issued or pursuant to Arch's guarantees. Since it is unlikely that Benbow will be able to meet these obligations and Arch is currently required to settle the obligation in stock, Arch has recorded the issuance of $22.8 million of its common stock in additional paid-in capital and as a charge to operations, to satisfy the obligation in April 2000.



  Sources of Funds



     Arch believes that its capital needs for the foreseeable future will be funded with borrowings under current and future credit facilities, net cash provided by operations and, depending on Arch's needs and market conditions, possible sales of equity or debt securities. For additional information, see
Note 3 to Arch's consolidated financial statements. Arch's ability to borrow in the future will depend, in part, on its ability to continue to increase its adjusted earnings before interest, taxes, depreciation and amortization.



     Recent Issuance of Notes



     In June 1999, a subsidiary of Arch issued $147.0 million principal amount of 13 3/4% senior notes due 2008 in a private placement pursuant to Rule 144A under the Securities Act of 1933. The notes were sold at 95.091% of the face amount for net proceeds of $134.6 million.



     Credit Facility



     An Arch subsidiary has a senior credit facility that currently permits it to borrow up to $577.9 million consisting of (i) a $175.0 million reducing revolving Tranche A facility, (ii) a $100.0 million Tranche B term loan and
(iii) a $302.9 million Tranche C term loan.



     The Tranche A facility will be reduced on a quarterly basis commencing on September 30, 2000 and will mature on June 30, 2005. The Tranche B term loan will be amortized in quarterly installments commencing September 30, 2000, with an ultimate maturity date of June 30, 2005. The Tranche C term loan began amortizing in annual installments on December 31, 1999, with an ultimate maturity date of June 30, 2006.



     On March 23, 2000, the senior credit facility was amended to add a $746.6 million Tranche B-1 term loan to be used to repay obligations under PageNet's existing credit facility upon completion of the pending PageNet merger. The Tranche B term loan will be amortized in quarterly installments commencing March 31, 2001, with an ultimate maturity date of June 30, 2006.

     Equity Issued in Exchange for Debt



     In October 1999, Arch issued 809,545 shares of Arch common stock, which had a weighted average closing price of $4.03 per share as of the dates of the transactions, and warrants to purchase 540,487 shares of Arch common stock for $9.03 per share in exchange for $8.9 million principal amount of Arch convertible debentures. Arch also issued 2,327,120 shares of Arch common stock, which had a weighted average closing price of $4.01 per share as of the dates of the transactions, in exchange for $16.3 million accreted value ($19.0 million maturity value) of its senior discount notes.



     In February and March 2000, Arch issued 285,715 shares of its common stock, which had a closing price of $10.875 per share as of the date of the transaction, in exchange for $3.5 million principal amount of Arch convertible debentures. Arch also issued 11,640,321 shares of its common stock, which had a weighted average closing price of $12.87 per share as of the dates of the transactions in exchange for $157.4 million accreted value ($176.0 million maturity value) of its senior discount notes. Following these transactions, on March 16, 2000, Arch had $1.0 million principal amount of the convertible debentures and $244.6 million accreted value ($272.4 million maturity value) of discount notes outstanding.



     In May 2000, Arch issued 1,000,000 shares of its Series D convertible preferred stock in exchange for $91.1 million accreted value ($100.0 million maturity value) of senior discount notes held by various entities affiliated with Resurgence Asset Management L.L.C. The terms of the Series D preferred stock are described under "Description of Arch's Equity Securities."



     Resurgence has agreed to use commercially reasonable efforts to complete, on or before June 15, 2000, the sale of $53,865,000 principal amount at maturity of senior discount notes owned by Resurgence entities to a third party to be selected by Resurgence and the exchange by the third party of such notes for shares of Arch common stock at an exchange ratio of 66.1318 shares of common stock per $1,000 principal amount at maturity of notes. If Resurgence is not able to complete such sale despite using commercially reasonable efforts to do so, Arch has agreed to use commercially reasonable efforts, at Resurgence's election, to: (1) exchange the remaining senior discount notes held by Resurgence entities for one share of Series D preferred stock per $100.00 in principal amount at maturity of notes; and/or (2) exchange the remaining notes for common stock at an exchange ratio of 66.1318 shares of Arch common stock per $1,000 in principal amount at maturity of notes.



INFLATION



     Inflation has not had a material effect on Arch's operations to date. Systems equipment and operating costs have not increased in price and wireless messaging units have tended to decline in recent years. This reduction in costs has generally been reflected in lower prices charged to subscribers who purchase their wireless communications units. Arch's general operating expenses, such as salaries, employee benefits and occupancy costs, are subject to normal inflationary pressures.



RECENT AND PENDING ACCOUNTING PRONOUNCEMENTS



     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized in earnings. Arch intends to adopt this standard effective January 1, 2001. Arch has not yet quantified the impact of adopting SFAS No. 133 on its financial statements; however, adopting SFAS No. 133 could increase volatility in earnings and other comprehensive income.



     The Securities and Exchange Commission released Staff Accounting Bulletin
(SAB) No. 101, "Revenue Recognition in Financial Statements", on December 3, 1999. This SAB provides additional guidance on the accounting for revenue recognition, including both broad conceptual discussions as well as certain industry-specific guidance. The guidance is effective for the second quarter of fiscal 2000. Arch does not expect SAB 101 to have a material impact on its results of operations upon adoption.

                  MARKET PRICE INFORMATION AND DIVIDEND POLICY

PAGENET AND ARCH COMMON STOCK


     PageNet common stock is traded on the Nasdaq SmallCap Market under the symbol "PAGEE." Arch stock is traded on the Nasdaq National Market under the symbol "APGR." The following table sets forth the high and low trading prices per share of PageNet common stock and Arch common stock for the quarterly periods indicated, which correspond to the companies' respective quarterly fiscal periods for financial reporting purposes.



                                                     PAGENET                     ARCH
                                                   COMMON STOCK              COMMON STOCK
                                              ----------------------    ----------------------
                                                HIGH          LOW         HIGH          LOW
                                              ---------    ---------    ---------    ---------
Fiscal Year Ended December 31, 1998:
  First Quarter.............................  $16.37500    $ 9.50000    $18.37500    $ 9.00000
  Second Quarter............................  $16.62500    $12.50000    $20.81250    $10.50000
  Third Quarter.............................  $14.62500    $ 4.81250    $15.00000    $ 5.06250
  Fourth Quarter............................  $ 7.37500    $ 3.56250    $ 5.43750    $ 2.06250
Fiscal Year Ended December 31, 1999:
  First Quarter.............................  $ 7.00000    $ 3.87500    $ 7.50000    $ 3.18750
  Second Quarter............................  $ 4.93750    $ 3.00000    $11.62500    $ 3.37500
  Third Quarter.............................  $ 6.87500    $ 0.71875    $ 8.87500    $ 3.90625
  Fourth Quarter............................  $ 1.71875    $ 0.59375    $ 7.75000    $ 3.50000
Fiscal Year Ended December 31, 2000:
  First Quarter.............................  $ 6.03125    $ 0.71875    $16.25000    $ 5.56250
  Second Quarter (through May 10, 2000).....  $ 3.00000    $ 0.93750    $ 8.50000    $ 5.50000
                                              ---------    ---------    ---------    ---------


     The following table presents trading information for PageNet common stock
and Arch common stock for November 5, 1999 and             , 2000. November 5,
1999 was the last full trading day prior to the public announcement of the
proposed merger.             , 2000 was the last practicable trading day for
which information was available prior to the date of the first mailing of this prospectus. The table provides trading information for (1) one share of PageNet common stock, (2) one share of Arch common stock and (3) 0.1247 shares of Arch common stock, which is the equivalent of one share of PageNet common stock based on the exchange ratio to be used in the merger, exclusive of the value of shares of Vast to be received by PageNet stockholders.


                                  PAGENET                          ARCH                           ARCH
                                COMMON STOCK                   COMMON STOCK               PRO FORMA EQUIVALENT
                       ------------------------------   --------------------------   ------------------------------
                         HIGH       LOW       CLOSE      HIGH      LOW      CLOSE      HIGH       LOW       CLOSE
                       --------   --------   --------   -------   ------   -------   --------   --------   --------
November 5, 1999.....  $1.03125   $0.90625   $0.96875   $ 7.125   $6.375   $6.8125   $0.88849   $0.79496   $0.84952
           , 2000....

PAGENET NOTES


     PageNet's 8.875%, 10.125% and 10% senior subordinated notes are traded over the counter. The following table sets forth the high and low closing prices per $1,000 principal amount of PageNet's senior subordinated notes and per share of PageNet common stock and Arch common stock for the quarterly periods indicated, which correspond to PageNet's and Arch's quarterly fiscal periods for financial reporting purposes.


                                                                                                    PAGENET
                          8.875% NOTES           10.125% NOTES             10% NOTES             COMMON STOCK
                       -------------------   ---------------------   ---------------------   ---------------------
                         HIGH        LOW       HIGH         LOW        HIGH         LOW        HIGH         LOW
                       ---------   -------   ---------   ---------   ---------   ---------   ---------   ---------
Fiscal Year Ended
  December 31, 1998:
  First Quarter......  $   998.75  $ 980.00  $ 1,055.00  $ 1,035.00  $ 1,055.00  $ 1,032.50  $ 16.25000  $  9.75000
  Second Quarter.....  $ 1,003.75  $ 981.25  $ 1,065.00  $ 1,035.00  $ 1,065.00  $ 1,032.50  $ 16.50000  $ 12.93750
  Third Quarter......  $ 1,003.75  $ 890.00  $ 1,055.00  $   950.00  $ 1,055.00  $   950.00  $ 14.43750  $  5.31250
  Fourth Quarter.....  $   990.00  $ 900.00  $ 1,042.50  $   952.50  $ 1,041.25  $   945.00  $  7.03125  $  3.93750
Fiscal Year Ended
  December 31, 1999:
  First Quarter......  $   947.50  $ 790.00  $   971.25  $   860.00  $   970.00  $   850.00  $  6.81250  $  4.00000
  Second Quarter.....  $   840.00  $ 620.00  $   880.00  $   640.00  $   860.00  $   630.00  $  4.81250  $  3.15625
  Third Quarter......  $   805.00  $ 255.00  $   830.00  $   265.00  $   840.00  $   255.00  $  6.12500  $  0.81250
  Fourth Quarter.....  $   380.00  $ 230.00  $   380.00  $   235.00  $   390.00  $   240.00  $  1.40625  $  0.59375
Fiscal Year Ended
  December 31, 2000:
  First Quarter......  $   820.00  $ 290.00  $   820.00  $   290.00  $   820.00  $   290.00  $  6.00000  $  0.75000
Second Quarter
  (through May 10,
  2000)..............  $   690.00  $ 510.00  $   690.00  $   510.00  $   690.00  $   510.00  $  2.84375  $  1.03125

                               ARCH
                           COMMON STOCK
                       ---------------------
                         HIGH         LOW
                       ---------   ---------
Fiscal Year Ended
  December 31, 1998:
  First Quarter......  $ 18.00000  $      10.12500
  Second Quarter.....  $ 19.68750  $      11.62500
  Third Quarter......  $ 13.87500  $       5.06250
  Fourth Quarter.....  $  5.25000  $       2.15625
Fiscal Year Ended
  December 31, 1999:
  First Quarter......  $  6.93750  $       3.28125
  Second Quarter.....  $ 10.59375  $       3.65625
  Third Quarter......  $  8.75000  $       4.00000
  Fourth Quarter.....  $  7.62500  $       3.81250
Fiscal Year Ended
  December 31, 2000:
  First Quarter......  $ 14.25000  $       5.75000
Second Quarter
  (through May 10,
  2000)..............  $  8.00000  $       6.06250


---------------


     The following table presents comparative trading information for PageNet common stock, Arch common stock and PageNet senior subordinated notes for
November 5, 1999 and             , 2000. November 5, 1999 was the last full
trading day prior to the public announcement of the proposed merger.
            , 2000 was the last practicable trading day for which information was available prior to the date of the first mailing of this prospectus. The table provides trading information for (1) one share of PageNet common stock,
(2) one share of Arch common stock, (3) $1,000 principal amount of each series of senior subordinated notes, (4) 64.492, 64.693 and 63.388 shares of Arch common stock, which would have been the equivalent of $1,000 principal amount of the 8.875% notes, $1,000 principal amount of 10.125% notes and $1,000 principal amount of 10% notes, respectively, if the exchange offer and merger had occurred on November 5, 1999, based on the exchange ratios to be used in the exchange offer and the merger, exclusive of the value of shares of Vast to be received by PageNet noteholders, assuming 100% of the senior subordinated notes were
exchanged in the exchange offer, and (5)        ,        and        shares of
Arch common stock, which would have been the equivalent of $1,000 principal amount of the 8.875% notes, $1,000 principal amount of 10.125% notes and $1,000 amount of 10% notes, respectively, if the exchange offer and merger had occurred
on             , 2000, based on the exchange ratios to be used in the exchange offer and the merger, exclusive of the value of Vast shares to be received by PageNet noteholders, assuming 100% of the senior subordinated notes were exchanged in the exchange offer.


                                            PAGENET                         ARCH               8.875%   10.125%     10%
                                          COMMON STOCK                  COMMON STOCK           NOTES     NOTES     NOTES
                                  ----------------------------  ----------------------------  --------  --------  --------
                                    HIGH      LOW      CLOSE      HIGH      LOW      CLOSE    CLOSE(1)  CLOSE(1)  CLOSE(1)
                                  --------  --------  --------  --------  --------  --------  --------  --------  --------
November 5, 1999................  $1.03125  $0.90625  $0.96875  $7.12500  $6.37500  $6.81250  $350.00   $350.00   $350.00
          , 2000................


                                                                ARCH PRO FORMA
                                                                EQUIVALENT(2)
                       ------------------------------------------------------------------------------------------------
                                    8.875%                           10.125%                           10%
                                    NOTES                             NOTES                           NOTES
                       --------------------------------    ---------------------------    -----------------------------
                         HIGH        LOW        CLOSE       HIGH      LOW       CLOSE      HIGH        LOW       CLOSE
                       --------    --------    --------    ------    ------    -------    -------    -------    -------
November 5, 1999.....   $459.50     $411.13     $439.35    $460.94   $412.42   $440.72    $451.64    $404.10    $431.83
          , 2000.....

---------------

(1) Prices for PageNet senior subordinated notes as of November 5, 1999 and as
    of             , 2000 reflect closing prices obtained from FactSet Research
    Systems, Inc.


(2) Pro forma equivalent calculations assume that 100% of the notes have been exchanged.

DIVIDEND POLICY

     Neither PageNet nor Arch has ever declared or paid any cash dividends on its common stock. Arch anticipates that substantially all of its earnings in the foreseeable future will be used to finance the continued growth and development of its business and has no current intention to pay cash dividends. Arch's future dividend policy will depend on its earnings, capital requirements and financial condition, as well as requirements of its financing agreements and other factors that Arch's board of directors considers relevant. Arch's secured credit facility prohibits declaration or payment of cash dividends to Arch stockholders without the written consent of a majority of the lenders. The terms of other outstanding indebtedness only permit the declaration or payment of cash dividends if specified leverage and cash flow requirements are met. Arch does not currently meet these requirements. See "Description of Arch's Equity Securities" and "Description of Indebtedness -- Arch".

         COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA



     The following table sets forth historical per share data of Arch and PageNet and combined per share data on an unaudited pro forma basis after giving effect to the merger based on the purchase method of accounting. This data should be read in conjunction with the selected financial data and the historical financial statements of Arch and PageNet and notes. The pro forma information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have occurred if Arch and PageNet had been a single entity during the period presented nor is it necessarily indicative of the results of operations which may occur in the future.



                                                                 HISTORICAL       PRO FORMA
                                                              -----------------   ---------
                                                              PAGENET    ARCH     COMBINED
                                                              -------   -------   ---------
As of and for the year ended December 31, 1999:
  Earnings per common share -- basic and diluted............  $(2.88)   $ (9.10)   $(2.35)
  Book value per common share...............................  $(7.60)   $ (4.25)   $ 4.20

                               INDUSTRY OVERVIEW


     The mobile wireless telecommunications industry currently consists of multiple voice and data providers which compete among one another, both directly and indirectly, for subscribers. Traditional paging carriers like PageNet and Arch provide customers with services such as numeric and alphanumeric paging. Customers receive these paging services through a small, handheld device known as a pager. A pager signals a customer when a message is received through a tone and/or vibration and displays the incoming message on a small screen. With numeric paging services the pager displays numeric messages, such as a telephone number. With alphanumeric paging services the pager is capable of displaying numeric messages and text messages on their pagers. These two types of paging services are commonly referred to as messaging services.



     Traditional paging carriers like PageNet and Arch also provide other services via pagers, commonly referred to as advanced messaging services. Advanced messaging services include confirmed receipt paging services, which enable subscribers to receive acknowledgements that their messages were delivered, services which enable subscribers to respond to messages with their messaging devices by using pre-scripted replies, and send-and-receive services, which enable subscribers to initiate messages and to respond to messages with their messaging devices by using pre-scripted replies or by creating original replies. Advanced messaging services have only been offered for a short period of time, and account for less than 1% of revenue for both PageNet and Arch. Paging carriers also offer enhanced wireless communications services such as stock quotes, news, voice mail and personalized greeting.



     Mobile telephone service providers such as cellular and broadband PCS carriers provide telephone voice services as well as services that are functionally identical to the messaging and advanced messaging services provided by paging carriers such as PageNet and Arch. Customers subscribing to cellular, broadband PCS or other mobile phone services utilize a wireless handset through which they can make and receive voice telephone calls. These handsets are commonly referred to as a cellular or PCS phones. These handsets are also capable of receiving numeric and alphanumeric messages as well as information services, such as stock quotes, news, voice mail, personalized greeting and message storage and retrieval.



     Technological improvements have generally contributed to strong growth in the market for mobile wireless services and the provision of better quality services at lower prices to subscribers. Companies providing traditional messaging services have benefited from technological advances resulting from research and development conducted by vendors of paging units and transmission equipment. These advances include microcircuitry, liquid crystal display technology and standard digital encoding formats. These advances have enhanced the capability and capacity of mobile wireless messaging services while lowering equipment and air time costs. However, these technological improvements, and the degree of similarity in pagers, coverage and battery life have resulted in messaging services becoming commodity products with price likely to be the most significant factor in a subscriber's decision making.



     Other mobile wireless alternatives, particularly cellular and PCS services, have similarly experienced rapid changes through technological improvement which has resulted in more consumer interest and demand. Messaging services offered by cellular, PCS and other mobile phone providers are substantially similar to the numeric and alphanumeric messaging services offered by PageNet and Arch and are now available in conjunction with most mobile phone services.



     The number of new subscribers to cellular, PCS and other mobile phone services continues to increase each year. By one analyst's estimates, there were a total of over 86 million such subscribers in the United States at the end of 1999. This estimate reflects an increase of approximately 25% over the approximately 69 million subscribers estimated at the end of 1998. This trend is expected to continue. The same analyst predicts an average annual subscriber growth rate of approximately 13% through the year 2003 for cellular, PCS and other mobile phone services.



     With regard to the messaging market, Arch believes that a total of 44.7 million subscribers subscribed to basic numeric and alphanumeric paging services in the United States as of the end of 1999. This estimate reflects an increase of approximately 4% over the approximately 43 million subscribers at the end of 1998. This growth rate reflects a significant decline from earlier growth rates. Arch believes that the number of subscribers to basic messaging services will decline each year hereafter through 2003 at the average rate of 5% per year. The combined number of subscribers for all types of messaging services is expected to continue to decline in the future. The decline is attributable to a new trend of traditional paging customers discontinuing their use of messaging services in favor of using their mobile phones for combined voice and messaging services. Although there can be no assurances they will be successful, PageNet and Arch are committed to expanding their service offerings, especially their advanced messaging services, to ensure that their services remain competitive under rapidly changing market conditions.



     Messaging subscribers such as those served by PageNet and Arch typically pay a flat monthly service fee for paging services, unlike subscribers to cellular telephone or PCS services, whose bills historically have had a significant variable usage component. However, cellular, PCS and other mobile phone companies now offer flat rate pricing plans which include both local and long distance minutes for use at no additional charge. These and other plans have lowered the price point so that these services compete directly with the services PageNet and Arch offer. PageNet and Arch are sensitive to these technological and availability changes and are working to design competitively attractive values for the consumer even in the midst of these changes by cellular, PCS and other mobile phone service providers.



     The mobile wireless communications industry originally distributed its services through direct marketing and sales activities. Additional channels of distribution have evolved. These channels include: (1) company-operated stores,
(2) resellers, who purchase services on a wholesale basis from the companies and resell those services on a retail basis to their own customers; (3) agents who solicit customers for companies and are compensated on a commission basis; (4) retail outlets that often sell a variety of merchandise, including pagers and other telecommunications equipment; and (5) most recently, the Internet.


REGULATION


     Federal Regulation -- Overview



     PageNet's and Arch's wireless messaging operations are subject to regulation by the Federal Communications Commission under federal communications laws and regulations. The Federal Communications Commission has granted PageNet and Arch licenses to use the radio frequencies necessary to conduct their business. Licenses issued by the Federal Communications Commission to PageNet and Arch set forth the technical parameters, such as power strength and tower height, under which PageNet and Arch are authorized to use those frequencies. Each Federal Communications Commission license held by PageNet or Arch has construction and operational requirements that must be satisfied within set time frames. The Federal Communications Commission has the authority to auction most new licenses over which wireless mobile services are traditionally offered but does not have the authority to use auctions for license renewals or license modifications.



     The Federal Communications Commission licenses granted to PageNet and Arch have varying terms of up to 10 years, at the end of which time renewal applications must be approved by the Federal Communications Commission. In the past, Federal Communications Commission renewal applications have been routinely granted, in most cases upon a demonstration of compliance with Federal Communications Commission regulations and adequate service to the public. The Federal Communications Commission has granted each renewal license PageNet and Arch have filed, other than those which are pending. Although PageNet and Arch are unaware of any circumstances which would prevent the grant of any pending or future renewal applications, no assurance can be given that any of PageNet's or Arch's licenses will be renewed by the Federal Communications Commission. Furthermore, although revocation and involuntary modification of licenses are extraordinary regulatory measures, the Federal Communications Commission has the authority to restrict the operation of licensed facilities or revoke or modify licenses. PageNet is seeking an extension of time in which to meet construction benchmarks for licenses acquired at auction. Failure to obtain such extensions could result in PageNet or Arch having to make capital expenditures it would prefer to delay. No license of PageNet or Arch has ever been revoked or modified involuntarily.


     The Federal Communications Commission's review and revision of rules affecting companies such as PageNet and Arch is ongoing. The regulatory requirements to which PageNet and Arch are subject may change significantly over time. For example, the Federal Communications Commission has adopted rules for licensing particular messaging channels throughout a broad geographic area. These licenses are being awarded through an auction. Incumbent messaging carriers that are already licensed by the Federal Communications Commission in these broad geographic areas are entitled to continue to operate without interference from the auction winners.



     In many instances, PageNet and Arch still require the prior approval of the Federal Communications Commission before they can implement any significant changes to their messaging networks. Once the Federal Communications Commission's broad geographic licensing rules are implemented, however, many of these licensing obligations will be eliminated.



     The Federal Communications Commission has sought comment on adopting new rules for certain frequencies licensed to and operated by PageNet and Arch on a nationwide basis. If the Federal Communications Commission were to impose additional, more stringent coverage requirements for these nationwide frequencies, PageNet and Arch might have to accelerate the build out of their systems.



     Federal communications laws and regulations require licensees such as PageNet and Arch to obtain prior approval from the Federal Communications Commission for the transfer of control of any construction permit or station license. These regulations also require prior approval by the Federal Communications Commission of acquisitions of other messaging companies by PageNet and Arch and transfers by PageNet and Arch of a controlling interest in any of their licenses or construction permits. The Federal Communications Commission has approved each acquisition and transfer of control for which PageNet or Arch have sought approval, including those contemplated in connection with the merger. PageNet and Arch also regularly apply for Federal Communications Commission authority to use additional frequencies, modify the technical parameters of existing licenses, expand their service territory, provide new services, and modify the conditions under which they provide service. Although there can be no assurance that any requests for approval of applications filed by PageNet and Arch will be approved or acted upon in a timely manner by the Federal Communications Commission, or that the Federal Communications Commission will grant the relief requested, PageNet and Arch know of no reason to believe any such requests, applications, or relief will not be approved or granted. Neither PageNet nor Arch make any representations, however, about the continued availability of additional frequencies used to provide their services.



Foreign Ownership Restrictions



     Foreign ownership of entities that directly or indirectly hold certain licenses from the Federal Communications Commission is limited, including some of those held by PageNet or Arch. Because PageNet and Arch hold licenses from the Federal Communications Commission only through subsidiaries, up to 25% of either company's common stock can be owned or voted by aliens or their representatives, a foreign government or its representatives, or a foreign corporation, without restriction. However, if more than 25% of either company's common stock is owned or voted by aliens or their representatives, a foreign corporation, or a foreign government or its representatives, the Federal Communications Commission has the right to revoke or refuse to grant licenses if it finds that such revocation or refusal serves the public interest. The Federal Communications Commission has indicated that, pursuant to the World Trade Organization Telecommunications Agreement, it would waive the 25% limitation in appropriate circumstances. Based upon information obtained by PageNet and Arch, each of PageNet and Arch believe that substantially less than 25% of their issued and outstanding common stock is owned by aliens or their representatives, foreign governments or their representatives, or foreign corporations. PageNet and Arch subsidiaries that are radio common carrier licensees are subject to more stringent requirements and may


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

have only up to 20% of their stock owned or voted by aliens or their representatives, a foreign government or their representatives or a foreign corporation. This ownership restriction is not subject to waiver.


Limitations on Allocation of Numbers



     Increased demand for telephone numbers, particularly in metropolitan areas, is causing depletion of numbers in some of the more popular area codes. Recent plans to address this increased demand have included elements that could impact PageNet's and Arch's operations, including the take-back of numbers already assigned for use and service-specific plans whereby only some services, such as paging and cellular, would be assigned numbers using a new area code, or plans which require the pooling of blocks of numbers for use by multiple carriers. Neither PageNet nor Arch can provide any assurance as to whether such plans will be adopted by a federal or state commission, or whether such plans will require PageNet or Arch to incur further, substantial expenses in order to continue to obtain telephone numbers for their subscribers.



Interconnection



     Recent amendments to federal communications laws are intended to promote competition in the provision of phone services by removing legal or other barriers to entry. Specifically, all telecommunications carriers have the duty to interconnect with the facilities and equipment of other telecommunications carriers. The Federal Communications Commission, and the 9th Circuit Court of Appeals, among others, have interpreted this duty as requiring certain local telephone companies to compensate mobile wireless companies for calls originated by customers of the local telephone companies which terminate on a mobile wireless company's network. The Federal Communications Commission has also found to be unlawful charges to messaging companies in the past that have been assessed on a monthly basis by certain local telephone companies for the use of interconnection facilities, including telephone numbers. These findings by the Federal Communications Commission have been challenged at the Federal Communications Commission and in the courts. Neither PageNet nor Arch can predict with certainty the ultimate outcome of these proceedings. Compensation amounts may be determined in subsequent proceedings either at the federal or state level, or may be determined based on negotiations between the local telephone companies and the messaging companies. Any agreements reached between the local telephone companies and the messaging companies may be required to be submitted to a state regulatory commission for approval. PageNet has negotiated interconnection agreements with some major local telephone companies and is in negotiations with other local telephone companies but can provide no assurances that it will obtain interconnection agreements with all local telephone companies. Arch is also in negotiations with local telephone companies, but as with PageNet in markets where PageNet has not reached agreements, it may or may not be successful in securing refunds, future relief, or both, with respect to charges for termination of local telephone companies originated local traffic. If these issues are ultimately decided in favor of the local telephone companies, Arch, and to a lesser extent PageNet because of the agreements it has reached, may be required to pay past due contested charges and may also be assessed interest and late charges for amounts withheld.



Additional Regulatory Obligations and Benefits



     The Federal Communications Commission has determined that companies such as PageNet and Arch are required to contribute to "Universal Service" or other funds to assure the continued availability of local phone service to high cost areas, as well as to contribute funds to cover other designated costs or societal goals. Further, providers of payphones must be compensated for all calls placed from pay telephones to toll-free numbers. This latter requirement increases PageNet's and Arch's costs of providing toll-free number service, and there are no assurances that either PageNet or Arch will be able to continue to pass on to their subscribers these, or other increased costs imposed by federal or state telecommunication regulators. Beneficially, the laws now limit the circumstances under which states and local governments may deny a request by most wireless companies to place transmission facilities in residential communities


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


and business districts, and give the Federal Communications Commission the authority to preempt the states in some circumstances.



     The laws require some telecommunications companies, including PageNet and Arch, to modify the design of their equipment or services to ensure that electronic surveillance or interceptions can be performed. Technical parameters applicable to the messaging industry have been established but not acknowledged by all governmental bodies to date. Therefore, neither PageNet nor Arch can determine at this time what compliance measures will be required or the costs thereof. In addition, the Federal Communications Commission has instituted proceedings addressing the manner in which telecommunications carriers are permitted to jointly market certain types of services, and the manner in which telecommunications carriers render bills for these services. Depending on the outcome of these proceedings, PageNet, Arch, and other telecommunications carriers could incur higher administration and other costs in order to comply.


State Regulation


     In addition to potential regulation by the Federal Communications Commission, some states have the authority to regulate messaging services, except where such regulation affects or relates to the rates charged to customers and/or the ability of companies like Arch or PageNet to enter a market. Such regulations have been preempted by the federal communications laws. States may petition the Federal Communications Commission for authority to continue to regulate commercial mobile radio service rates if certain conditions are met. State filings seeking rate authority have all been denied by the Federal Communications Commission, although new petitions seeking such authority may be filed in the future. Furthermore, some states and localities continue to exert jurisdiction over (1) approval of acquisitions of assets and transfers of licenses of mobile wireless systems and (2) resolution of consumer complaints. PageNet and Arch believe that to date all required filings for their respective messaging operations have been made. All state approvals of acquisitions or transfers made by PageNet and Arch have been approved, and neither PageNet nor Arch knows of any reason to believe such approvals will not continue to be granted in connection with any future requests, even if states exercise that review.



     The laws do not preempt state regulatory authority over other aspects of PageNet's and Arch's operations, and some states may choose to exercise such authority. Some state and local governments have imposed additional taxes or fees upon some of the activities in which PageNet and Arch are engaged. In addition, the construction and operation of radio transmitters may be subject to zoning, land use, public health and safety, consumer protection and other state and local taxes, levies and ordinances. As noted above, the Federal Communications Commission may delegate to the states authority over telephone number allocation and assignment.


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

                                ARCH'S BUSINESS


     Arch is a leading provider of wireless communications services in the United States. Arch has established a market presence in major metropolitan markets as well as in middle and small markets. In addition, Arch's third-party retail distribution agreements complement the more than 375 Arch-operated retail outlets. Similarly, Arch's nationwide coverage utilizing two paging frequencies enables Arch to provide its services on a nationwide basis to more subscribers. Arch's nationwide coverage also enhances Arch's local coverage and provides an opportunity for Arch to take advantage of Arch's distribution networks.



     Arch's plan to deploy its nationwide narrowband PCS spectrum using its existing network infrastructure, together with its strategic alliances, should permit Arch to market narrowband PCS services, including advanced messaging services, sooner than it would otherwise be able to. These services are expected to offer higher revenue and more growth potential than basic messaging services. Finally, Arch's investments to date in two national call centers and additional regional call centers should supplement its previously developed call center and complement its strategy of evolving to regional customer service centers. Achieving these intended benefits, however, will depend on a number of factors and no assurance can be given that the benefits will be realized, in whole or in part. See "Arch Management's Discussion and Analysis of Financial Condition and Results of Operations" and "-- Networks and Licenses".


     The expected effects of the PageNet merger on Arch's business are described under "The Combined Company -- Business".

BUSINESS STRATEGY


     Arch's strategic objective is to strengthen its position as one of the leading providers of wireless communications services in the United States and at the same time begin to position itself to remain competitive in the rapidly expanding wireless communications market which now includes major telecommunications companies such as MCI/Worldcom, AT&T and SBC Communications.



     Arch is committed to continuing to provide high-quality service to its current customers while at the same time working to expand the wireless communications choices it provides them. Arch has already begun to offer advanced messaging services and seeks to continue that development. Arch has recognized that in order to fully serve its current customers it will need to have a strong presence in the narrowband PCS market which will allow it to expand its present offerings even further. The wireless communications industry is expected to continue to change and Arch seeks to position itself to offer wireless communication options that are broad enough to meet the needs of most potential customers. At the same time, Arch recognizes the need to offer a good value to customers, letting them utilize the services they need at economical prices. This means providing its messaging services on a local, regional and nationwide basis so that customers can choose the type of coverage that they require. Arch is aggressively seeking cost savings and working to continue to operate more efficiently.



     Operating Strategy. Arch's operating objectives are to increase its adjusted earnings before interest, income taxes, depreciation and amortization, deploy its capital efficiently, reduce its financial leverage and expand its customer relationships. Arch will pursue the following strategies to achieve its operating objectives:



          - Low-Cost Operating Structure. Arch has selected a low-cost operating strategy as its principal competitive tactic. Management believes that a low-cost operating structure, compared to differentiated premium pricing and niche positioning, the other two fundamental competitive tactics in the wireless communications industry, will maximize its flexibility to offer competitive prices while still achieving target margins and adjusted earnings before interest, income taxes, depreciation and amortization. Arch will continue to improve its low-cost operating structure by consolidating some operating functions, including centralized purchases from key vendors, to achieve economies of scale, and installing technologically advanced and reliable transmission systems.

          - Efficient Capital Deployment. Arch's principal financial objective is to reduce financial leverage by reducing capital requirements and increasing adjusted earnings before interest, income taxes, depreciation and amortization. To reduce capital expenditures, Arch has already implemented a company-wide focus on the sale, rather than lease, of pagers. This is because subscriber-owned units require a lower level of capital investment than company-owned units.


          - Balanced Distribution. Arch's combination of direct sales, company-owned stores and third party resellers are supplemented by its local market direct sales force and its distribution agreements with third-party regional and national retailers. In addition, Arch's national accounts sales force is enabling Arch to improve distribution to nationwide customers.


          - Capitalize on Revenue Enhancement Opportunities. Arch has one of the broadest product offerings in the industry, including messaging services, advanced messaging services and enhanced wireless communications services such as wireless e-mail and content delivery services. Arch has entered into a strategic alliance with Weblink Wireless, formerly known as PageMart Wireless, to accelerate delivery of these new services, utilizing portions of Weblink Wireless' narrowband PCS network in conjunction with Arch's own network while sharing specified costs with Weblink Wireless. This will provide Arch with more economical and broader access to higher average revenue per unit nationwide, regional or text messaging services. To date, Arch has marketed these services only on a limited basis through the resale of other carriers' services on less attractive terms. Arch believes there will be a number of new revenue opportunities associated with its approximately 6.9 million units in service, including selling enhanced services which add value such as voice mail, resale of long distance service and fax storage and retrieval. See "-- Wireless Communications Services, Products and Operations" and "-- Networks and Licenses".


     Arch's strategic plans following the PageNet merger are described under "The Combined Company -- Strategy".

WIRELESS COMMUNICATIONS SERVICES, PRODUCTS AND OPERATIONS


     Arch provides wireless messaging services and advanced messaging services. Arch operates in all 50 states and the District of Columbia and in each of the 100 largest markets in the United States. Arch offers these services on a local, regional and nationwide basis employing digital networks covering more than 90% of the United States population.



     The following table sets forth information about the approximate number of units in service with Arch subscribers and net increases in number of units through internal operations and acquisitions since 1995:



                                                       NET INCREASE
                              UNITS IN SERVICE        (DECREASE) IN         INCREASE IN UNITS    UNITS IN SERVICE
                              AT BEGINNING OF         UNITS THROUGH              THROUGH            AT END OF
YEAR ENDED DECEMBER 31,            PERIOD         INTERNAL OPERATIONS(1)     ACQUISITIONS(2)          PERIOD
-----------------------       ----------------    ----------------------    -----------------    ----------------
  1995......................       538,000               366,000                1,102,000           2,006,000
  1996......................     2,006,000               815,000                  474,000           3,295,000
  1997......................     3,295,000               595,000                       --           3,890,000
  1998......................     3,890,000               386,000                       --           4,276,000
  1999......................     4,276,000               (89,000)               2,762,000           6,949,000



     Net increase (decrease) in units through internal operations includes internal changes from acquired paging businesses after their acquisition by Arch and is net of subscriber cancellations during each applicable period. Increase in units through acquisitions is based on units in service of acquired paging businesses at the time of their acquisition by Arch.



     Numeric paging service, which was introduced by the paging industry nearly 20 years ago, currently represents a majority of all units in service. The growth of alphanumeric paging service, which was introduced in the mid-1980s, has been constrained by its difficulties, such as inputting data, specialized


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


equipment requirements and its relatively high use of system capacity during transmission, which has, to some extent, been relieved by deploying alternate communications pathways, such as the Internet.


     The following table summarizes the types of Arch's units in service at specified dates:


                                                DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                    1997               1998               1999
                                               ---------------    ---------------    ---------------
                                                 UNITS      %       UNITS      %       UNITS      %
Local Numeric..............................    3,284,000    85%   3,586,000    84%   5,299,000    76%
Local Alphanumeric.........................      524,000    13      621,000    14    1,215,000    18
Tone-only..................................       82,000     2       69,000     2       48,000     1
Nationwide Numeric.........................           --    --           --    --      219,000     3
Nationwide Alphanumeric....................           --    --           --    --      168,000     2
                                               ---------   ---    ---------   ---    ---------   ---
         Total.............................    3,890,000   100%   4,276,000   100%   6,949,000   100%
                                               =========   ===    =========   ===    =========   ===



     Arch provides messaging service to subscribers for a monthly fee. Subscribers either lease the unit from Arch for an additional fixed monthly fee or they own the unit, having purchased it either from Arch or from another vendor. Arch-owned units leased to subscribers require capital investment by Arch, while customer-owned and maintained units, commonly referred to as COAM units, and those owned by resellers do not. The monthly service fee is generally based upon the type of service provided, the geographic area covered, the number of units provided to the customer and the period of the subscriber's commitment. Subscriber-owned units provide a more rapid recovery of Arch's capital investment than units owned and maintained by Arch, but may generate less recurring revenue. Arch also sells units to third-party resellers who lease or resell units to their own subscribers and resell Arch's wireless messaging services under marketing agreements. Resellers are responsible for sales, billing, collection and equipment maintenance costs. Arch sells other products and services, including units and accessories and unit replacement and maintenance contracts. The following table summarizes the number of Arch-owned and leased, subscriber-owned and reseller-owned units in service at specified dates. Although the following table reflects an increase in Arch-owned and leased units, this increase is due to Arch's acquisition of MobileMedia in 1999. MobileMedia had a customer base that had proportionately larger accounts that negotiated for leased units rather than subscriber-owned units:



                                                DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                    1997               1998               1999
                                               ---------------    ---------------    ---------------
                                                 UNITS      %       UNITS      %       UNITS      %
Arch-owned and leased......................    1,740,000    45%   1,857,000    43%   3,605,000    52%
Subscriber-owned...........................    1,087,000    28    1,135,000    27    1,518,000    22
Reseller-owned.............................    1,063,000    27    1,284,000    30    1,826,000    26
                                               ---------   ---    ---------   ---    ---------   ---
         Total.............................    3,890,000   100%   4,276,000   100%   6,949,000   100%
                                               =========   ===    =========   ===    =========   ===



     Arch provides enhanced wireless communications services such as voice mail, wireless information delivery services, personalized greetings, message storage and retrieval, pager loss protection and pager maintenance services. Voice mail allows a caller to leave a recorded message that is stored in Arch's computerized message retrieval center. When a message is left, the subscriber can be automatically alerted through the subscriber's pager and can retrieve the stored message by calling Arch's paging terminal. Personalized greetings allow the subscriber to record a message to greet callers who reach the subscriber's pager or voice mail box. Message storage and retrieval allows a subscriber who leaves Arch's service area to retrieve calls that arrived during the subscriber's absence from the service area. Pager loss protection allows subscribers who lease pagers to limit their costs of replacement upon loss or destruction of a pager. Pager maintenance services are offered to subscribers who own their own equipment. Wireless information delivery allows subscribers to receive stock quotes, news and weather through their Arch service. Arch is also in the process of test marketing various other services that add value, and can be integrated with existing paging services.


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

NETWORKS AND LICENSES


     Arch operates local, regional and national networks which enable its customers to receive pages over a broad geographic area. Many of these networks were acquired in the MobileMedia acquisition. Arch's extensive geographic coverage may be attractive to large corporate clients and retail chains which frequently demand national network coverage from their paging service provider.



     Arch's networks provide local, regional and national coverage and its networks operate over numerous frequencies. Although the capacity of Arch's networks varies significantly market by market, Arch has an adequate amount of spectrum licensed to meet the capacity demands of projected growth for the next several years.


     Arch is seeking to improve overall network efficiency by deploying paging terminals, consolidating subscribers on fewer, higher capacity networks and increasing the transmission speed, or baud rate, of certain of its existing networks. Arch believes its investments in its network infrastructure will facilitate and improve the delivery of high quality communications services while at the same time reducing associated costs of such services.

  Nationwide Wireless Networks

     Arch operates two nationwide 900 MHz networks. As part of its acquisition of MobileMedia, Arch acquired MobileMedia's fully operational nationwide wireless "8875" network, which was upgraded in 1996 to incorporate high-speed FLEX(TM) technology developed by Motorola. In addition, in 1996, MobileMedia completed the construction of a second nationwide "5375" network that uses FLEX(TM) technology. The use of FLEX(TM) technology significantly increases transmission capacity and represents a marked improvement over other systems that use older paging protocols.


  Narrowband PCS Networks and Licenses



     Narrowband PCS networks enable wireless communications companies to offer advanced messaging services and to make more efficient use of radio spectrum than do traditional paging networks. Arch has taken the following steps to position itself to participate in new and emerging narrowband PCS applications.



     Arch's Narrowband Personal Communications Services Licenses. MobileMedia purchased five regional licenses through the Federal Communications Commission's 1994 auction of narrowband PCS licenses, providing the equivalent of a nationwide 50 kHz outbound/12.5 kHz inbound narrowband PCS system. In addition, MobileMedia acquired a second narrowband PCS license for a nationwide inbound system. In order to retain these narrowband PCS licenses, Arch must comply with specified minimum build-out requirements. With respect to each of the regional narrowband PCS licenses purchased at the Federal Communication Commission's 1994 auction, Arch has built out the related narrowband PCS system to cover 150,000 sq. km. or 37.5% of each of the five regional populations in compliance with the Federal Communications Commission's applicable build-out requirements. Arch is still required to build-out this system to cover 300,000 sq. km. or 75% of each of the five regional populations by April 27, 2005. With respect to the nationwide narrowband PCS license acquired as part of the MobileMedia acquisition, Arch built out the related narrowband system to cover 750,000 sq. km. or 37.5% of the U.S. population by September 29, 1999 in compliance with applicable Federal Communications Commission build-out requirements. Arch is still required to extend the build-out of this system to cover 1,500,000 sq. km. or 75% of the U.S. population by September 29, 2004. In each instance, the population percentage will be determined by reference to population figures at the time of the applicable deadline. Arch estimates that the costs of these minimum build-outs would be approximately $9.0 million; however, Arch may exceed these minimum build-out requirements in order to be able to provide nationwide narrowband PCS. If Arch chooses to exceed its minimum narrowband PCS build-out requirements, Arch estimates that the costs will exceed $9.0 million.


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


     Strategic Alliances. Arch has entered into strategic alliances which it believes provide it with an economical means to launch and offer narrowband PCS services, including advanced messaging services, to its customers by leveraging its own network with those of its strategic partners while it assesses the extent it will expand its network. Arch believes that its reseller agreement with Weblink Wireless, Inc., formerly PageMart Wireless, Inc., together with its agreement with PageNet, provides it with access to additional spectrum to accommodate customer demands for higher volume and bandwidth. Arch currently estimates that the total amount of future cash expenditures for its narrowband PCS network requirements through 2003 with Weblink and its reseller agreement with PageNet, including expenditures for network expansion as well as commitments under its strategic alliances, will approximate $50 million.


SUBSCRIBERS AND MARKETING


     Arch's wireless communications accounts are generally businesses with employees who travel frequently but must be immediately accessible to their offices or customers. Arch's subscribers include proprietors of small businesses, professionals, management personnel, field sales personnel and service forces, members of the construction industry and construction trades, real estate brokers and developers, medical personnel, sales and service organizations, specialty trade organizations, manufacturing organizations and governmental agencies.



     Arch markets its services through three primary sales channels: direct, reseller and retail.



     Direct. In the direct channel, Arch leases or sells equipment directly to its customers and bills and services such customers. Arch markets its services through a direct marketing and sales organization which operated approximately 375 retail stores as of December 31, 1999. Arch's direct customers range from individuals and small-and medium-sized businesses to Fortune 500 accounts and government agencies. Business and government accounts typically experience less turnover than consumer accounts. The direct channel will continue to have the highest priority among Arch's marketing and sales efforts, because of its critical contribution to recurring revenue and projected growth. Arch has been engaged in efforts to improve sales productivity and strengthen its direct channel sales force, segments of which had previously suffered from high turnover and open positions under MobileMedia's ownership and management. In addition, Arch commenced implementing consumer direct marketing techniques in 1998. As of December 31, 1999, the direct channel accounted for approximately 86.6% of recurring revenue.


     Reseller. In the reseller channel, Arch sells access to its transmission networks in bulk to a third party, who then resells such services to consumers or small businesses or other end users. Arch offers access to its network to resellers at bulk discounted rates. The third party reseller provides customer service, is responsible for pager maintenance and repair costs, invoices the end user and retains the credit risk of the end user, although Arch retains the credit risk of the reseller. Because resellers are responsible for customer equipment, the capital costs that would otherwise be borne by Arch are reduced.


     Arch's resellers generally are not exclusive distributors of Arch's services and often have access to networks of more than one provider. Competition among service providers to attract and maintain reseller distribution is based primarily upon price, including the sale of equipment to resellers at discounted rates. Arch intends to continue to be an active participant in the reseller channel and to concentrate on accounts that are profitable and where longer term partnerships can be established with selected resellers. As of December 31, 1999, the reseller channel accounted for approximately 8.4% of recurring revenue.



     Retail. In the retail channel, Arch sells equipment to retailers and, after the consumer purchases the pager from the retailer, the consumer contacts Arch to activate service. The retail channel is targeted at the consumer market and consists primarily of national retail chains. Consumers served by the retail channel typically purchase, rather than lease, equipment. This reduces Arch's capital investment requirements. Subscribers obtained through retailers are billed and serviced directly by Arch. Retail distribution permits Arch to penetrate the consumer market by supplementing direct sales efforts. As of December 31, 1999, the retail channel accounted for approximately 5.0% of recurring revenue.

SOURCES OF EQUIPMENT

     Arch does not manufacture any of the messaging equipment or other equipment used in operations. The equipment used in Arch's paging operations is generally available for purchase from multiple sources. Arch centralizes price and quantity negotiations for all of its operating subsidiaries to achieve cost savings from volume purchases. Arch buys customer equipment primarily from Motorola, NEC and Panasonic and purchased terminals and transmitters primarily from Glenayre and Motorola. Motorola has announced its intention to discontinue manufacturing transmitters and other paging infrastructure during 2000, although it will continue to maintain and service existing infrastructure into the future. Arch anticipates that equipment will continue to be available in the foreseeable future, consistent with normal manufacturing and delivery lead times.

     Because of the high degree of compatibility among different models of transmitters, computers and other equipment manufactured by suppliers, Arch is able to design its systems without being dependent upon any single source of such equipment. Arch routinely evaluates new developments in technology in connection with the design and enhancement of its paging systems and selection of products to be offered to subscribers. Arch believes that its system equipment is among the most technologically sophisticated in the paging industry.

COMPETITION


     The wireless communications industry is highly competitive. Companies in this industry compete on the basis of price, coverage area offered to subscribers, available services offered, transmission quality, system reliability and customer service.



     Arch competes by maintaining competitive pricing of its products and services, by providing broad coverage options through high-quality, reliable transmission networks and by furnishing subscribers a superior level of customer service. Arch, the second largest messaging carrier in the United States, offers messaging services, advanced messaging services and enhanced, or complementary, wireless communication services such as voice mail and voice mail notifications, news, sports, weather reports, stock quotes and other information delivery services. Arch's primary competitors in the messaging market include Metrocall, Vodafone/AirTouch and Weblink Wireless, all of which are among the top eight largest paging carriers in the United States and offer highly similar services. The products and services Arch offers also compete with a broad array of wireless communications services provided by cellular and PCS phone companies. This competition has intensified as prices for these services have declined rapidly, and these providers have incorporated messaging capability into their handsets. Even people who recognize the advantages of traditional messaging may discontinue subscription to these services in favor of subscription to a single device which incorporates both traditional voice and messaging services. Many of these companies possess financial, technical and other resources greater than those of Arch. Such providers currently competing with Arch in one or more markets include AT&T Wireless, SBC BellSouth, MCI/WorldCom/SkyTel, Sprint PCS, Vodafone/AirTouch/Bell Atlantic (now called Verizon) and Nextel.



     The number of new subscribers to cellular, PCS and other mobile phone services continues to increase each year. By one analyst's estimates, there were a total of over 86 million such subscribers in the U.S. at the end of 1999. This estimate reflects an increase of approximately 25 percent over the approximately 69 million subscribers estimated at the end of 1998. This trend is expected to continue. The same analysts predict an average annual subscriber growth rate of approximately 13% through the year 2003 for this segment of the wireless communications industry.



     With regard to the messaging market, analysts estimate a total of 44.7 million subscribers to basic numeric and alphanumeric paging services in the United States at the end of 1999. This estimate reflects an increase in approximately 5 percent over the approximately 43 million subscribers at the end of 1998. This growth rate reflects a significant decline from earlier growth rates. Arch projects that the total number of subscribers of traditional paging services will decline each year hereafter through 2003 at an average rate of 5% per year. The subscriber growth rates for basic messaging service are expected to continue this decline in the future. It is hoped that advanced messaging services will account for significant future subscriber growth. PageNet and Arch are committed to expanding their service offerings, especially their advanced messaging services, to ensure that their services remain competitive under rapidly changing market conditions.



     Insofar as cellular, PCS and other mobile phone service providers provide subscribers with both messaging and voice service using the same hand-held device, services like cellular and PCS are more sophisticated than basic messaging services and command a greater price. The price of cellular and PCS and other mobile phone services, however, has fallen dramatically. The decline in price of these services is reflected in the decline of the average monthly bill for cellular and PCS services from $43.86 in June 1997 to $40.24 in June 1999. Moreover, today many cellular and PCS providers offer basic service packages for approximately $20 per month. By contrast, the average revenue per unit for pagers is estimated to be $9.25 per month in mid-1999.



     While cellular, PCS and other mobile phone services are more expensive than basic messaging services, such mobile telephone service providers typically provide messaging service as an element of their basic service package without additional charges. Subscribers that purchase these combined services no longer need to subscribe to a separate messaging service as well. As a result, a large number of messaging customers can readily switch from messaging to cellular, PCS and other mobile telephone services. The dramatic decrease in prices for cellular, PCS and other mobile telephone services has led many customers to select combined voice and messaging services as an alternative to stand alone messaging services. Indeed, survey data indicates that roughly 20 percent of paging customers that drop their service do so in favor of cellular, PCS and other mobile phone services. PageNet and Arch are sensitive to these technological and availability changes and are working to design competitively attractive values for the customer even in the midst of these changes by cellular, PCS and other mobile phone service providers.


EMPLOYEES


     At March 31, 2000, Arch employed approximately 4,900 persons. None of Arch's employees is represented by a labor union. Arch believes that its employee relations are good.


TRADEMARKS

     In May 1997, Arch established a single national identity, Arch Paging, for its paging services which previously had been marketed under various trademarks. In addition, Arch adopted a new corporate logo, developed a corporate-wide positioning strategy tied to customer service delivery, and launched its Internet Web site at www.arch.com. At present, Arch has continued to market to former MobileMedia customers under the MobileComm and MobileMedia brand names, but is working to transition its marketing under the Arch name.


     Arch owns the service marks "Arch," "Arch Paging" and "Arch
Communications", and holds federal registrations for the service marks "MobileComm" and "MobileMedia" as well as various other trademarks.


PROPERTIES


     At March 31, 2000, Arch owned 10 office buildings and leased office space, including its executive offices, in approximately 375 locations in 42 states for use in its paging operations. Arch leases transmitter sites and/or owns transmitters on commercial broadcast towers, buildings and other fixed structures in approximately 4,800 locations in all 50 states, the U.S. Virgin Islands and Puerto Rico. Arch's leases are for various terms and provide for monthly lease payments at various rates. Arch believes that it will be able to obtain additional space as needed at acceptable cost. Substantially all of Arch's and MobileMedia's tower sites were sold during 1998 and 1999 and Arch currently rents transmitter space.

LITIGATION

     Arch, from time to time, is involved in lawsuits arising in the normal course of business. Arch believes that its currently pending lawsuits will not have a material adverse effect on its financial condition or results of operations.

THE COMPANY

     A predecessor to Arch, also named Arch Communications Group, Inc., was incorporated in January 1986 in Delaware and conducted its operations through wholly owned direct and indirect subsidiaries. On September 7, 1995, this predecessor completed its acquisition of USA Mobile Communications Holdings, Inc. through the merger of the predecessor with and into USA Mobile, which simultaneously changed its name to Arch Communications Group, Inc. and continued in existence as a Delaware corporation. See Note 2 to Arch's consolidated financial statements. On June 3, 1999, Arch acquired the business of MobileMedia, which was then operating as a debtor-in-possession under chapter 11 of the Bankruptcy Code.

                               ARCH'S MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of Arch are:


NAME                                   AGE                           POSITION
----                                   ---                           --------
                                              Chairman of the Board, Chief Executive Officer and
C. Edward Baker, Jr..................  49     Director
Lyndon R. Daniels....................  47     President and Chief Operating Officer
John B. Saynor.......................  59     Executive Vice President and Director
J. Roy Pottle........................  41     Executive Vice President and Chief Financial Officer
                                              Executive Vice President/Technology and Regulatory
Paul H. Kuzia........................  58     Affairs
Edwin M. Banks(2)....................  37     Director
R. Schorr Berman(2)..................  51     Director
James S. Hughes(1)...................  57     Director
John Kornreich.......................  54     Director
H. Sean Mathis(1)....................  53     Director
Allan L. Rayfield(2).................  64     Director
John A. Shane(1).....................  67     Director


---------------
(1) Member of the audit committee

(2) Member of the executive compensation and stock option committee

     C. EDWARD BAKER, JR. has served as Chief Executive Officer and a director of Arch since 1988. Mr. Baker became Chairman of the Board of Arch in 1989. He also served as President of Arch from 1988 to January 1998. From 1986 until joining Arch in March 1988, Mr. Baker was President and Chief Executive Officer of US West Paging.

     LYNDON R. DANIELS joined Arch in January 1998 as President and Chief Operating Officer. From November 1993 to January 1998, Mr. Daniels was the President and Chief Executive Officer of Pacific Bell Mobile Services, a subsidiary of SBC Communications Inc. From May 1988 until November 1993, Mr. Daniels was the Chief Financial Officer of Pactel Corp., a mobile telephone company.


     JOHN B. SAYNOR has served as a director of Arch since 1986. Mr. Saynor has served as Executive Vice President of Arch since 1990. Mr. Saynor is a founder of Arch and served as President and Chief Executive Officer of Arch from 1986 to March 1988 and as Chairman of the Board from 1986 until May 1989.


     J. ROY POTTLE joined Arch in February 1998 as Executive Vice President and Chief Financial Officer. From October 1994 to February 1998, Mr. Pottle was Vice President/Treasurer of Jones Intercable, Inc., a cable television operator. From September 1989 to October 1994, he served as Vice President and Relationship Manager at The Bank of Nova Scotia, New York Agency.

     PAUL H. KUZIA has served as Executive Vice President/Technology and Regulatory Affairs of Arch since September 1996. He served as Vice President/Engineering and Regulatory Affairs of Arch from 1988 to September 1996. Prior to 1988, Mr. Kuzia was director of operations at Message Center Inc.

     EDWIN M. BANKS has been a director of Arch since June 1999. He has been employed by W.R. Huff Asset Management since 1988 and currently serves as a portfolio manager. From 1985 until he joined W.R. Huff, Mr. Banks was employed by Merrill Lynch & Company. Mr. Banks also serves as a director of Magellan Health Services, formerly Charter Medical Corporation, and e.spire Corporation, formerly American Communications Services, Inc.

     R. SCHORR BERMAN has been a director of Arch since 1986. Since 1987, he has been the President and Chief Executive Officer of MDT Advisers, Inc., an investment adviser. He is a director of Mercury Computer Systems, Inc. as well as a number of private companies.

     JAMES S. HUGHES has been a director of Arch since 1986. Since 1987, he has been President and Chief Executive Officer of Norwich Corporation, a real estate investment and service firm, and, since 1992, he has served as President and Managing Director of Inventa Corporation, an international business development firm.

     JOHN KORNREICH has been a director of Arch since June 1998. Mr. Kornreich has served as a Managing Director of Sandler Capital Management Co., Inc. since 1988.


     H. SEAN MATHIS has been a director of Arch since June 1999. He also has been the President of Litchfield Asset Holdings, an investment advisory company, since 1999. He was also the Chairman of the Board and Chief Executive Officer of Allis Chalmers, Inc. from January 1996 to 1999 and previously served as a Vice President of that company since 1989. From July 1996 to September 1997, Mr. Mathis was Chairman of the Board of Universal Gym Equipment Inc., a privately owned company which filed for protection under the Bankruptcy Code in July 1997. From 1991 to 1993, Mr. Mathis was President of RCL Acquisition Corp., and from 1993 to 1995 he was President and a director of RCL Capital Corporation, which was merged into DISC Graphics in November 1995. Previously, Mr. Mathis was a director and Chief Operating Officer of Ameriscribe Corporation. Mr. Mathis is a director of Kasper A.S.L. Ltd. and Thousand Trails, Inc.



     ALLAN L. RAYFIELD has been a director of Arch since 1997. He has been a consultant with the Executive Service Corps, a non-profit organization that provides consulting services to non-profit organizations, since 1995. From November 1993 until December 1994, Mr. Rayfield served as Chief Executive Officer of M/A Com Inc., a microwave electrical manufacturing company. From April 1991 until November 1993, he served as Chief Operating Officer of M/A Com Inc. He is a director of Parker Hannifin Corporation and Acme Metals Incorporated.



     JOHN A. SHANE has been a director of Arch since 1988. He has been the President of Palmer Service Corporation since 1972. He was a general partner of Palmer Partners L.P., a venture capital firm, from 1981 to 1999. He serves as a director of Overland Data, Inc., United Asset Management Corporation and Gensym Corporation and as a trustee of Nvest Funds.


     Arch's certificate of incorporation and by-laws provide that Arch has a classified board of directors composed of three classes, each of which serves for three years, with one class being elected each year. The term of Messrs. Saynor, Shane and Mathis will expire at Arch's annual meeting of stockholders to be held in 2000. The term of Messrs. Baker, Berman and Kornreich will expire at Arch's annual meeting of stockholders to be held in 2001. The term of Messrs. Hughes, Rayfield and Banks will expire at Arch's annual meeting of stockholders to be held in 2002.

     Two of Arch's stockholders, W.R. Huff Asset Management and Whippoorwill Associates, Inc., have the right to designate one member each for election to Arch's board of directors. This right of designation will continue through 2002 for W.R. Huff and 2003 for Whippoorwill if the designating stockholder is still entitled to cast at least 5% of all votes at an Arch stockholders' meeting, and will continue afterwards if the designating stockholder is still entitled to cast at least 10% of all such votes. Under this arrangement, Mr. Banks has been designed by W.R. Huff and Mr. Mathis has been designed by Whippoorwill.

     The holders of Series C preferred stock have the right, voting as a separate class, to elect one member of Arch's board of directors, and such director has the right to be a member of any committee of the board. Mr. Kornreich is currently the director elected by the holders of Series C preferred stock. This right of designation will terminate if less than 50% of the Series C preferred stock remains outstanding.

     Arch's officers are elected by the board of directors and hold office until their successors are elected or until their earlier death, resignation or removal.

     Most of Arch's executive officers have entered into non-competition agreements with Arch which provide that they will not compete with Arch for one year following termination, or recruit or hire any other Arch employee for three years following termination. See "Executive Compensation -- Executive Retention Agreements".

     For a discussion of the expected effects of the merger, see "The Combined Company -- Management."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     Arch and three other entities have co-founded an offshore corporation to pursue wireless messaging opportunities in Latin America. Arch and Mr. Hughes each contributed $250,000 to this offshore corporation. Arch and Mr. Hughes made subsequent investments of $200,000 and $50,000, respectively, in the offshore corporation in 1999. Arch and Mr. Hughes currently own 15.4% and 12.4%, respectively, of the offshore corporation. Arch plans to maintain narrowband PCS licenses obtained by the offshore corporation in Chile, Argentina and Peru. The investment required to maintain these licenses is estimated at $30,000. Arch and other stockholders of the offshore corporation, including Mr. Hughes, are expected to make additional investments to fund the costs to maintain the licenses.



     Arch's board of directors have approved loans from Arch to Mr. Baker. The loans bear interest at 5%-9 1/2% annually. As of March 31, 2000, principal and accrued interest of $387,800 was outstanding.


BOARD COMMITTEES

     Arch's board of directors has an audit committee and an executive compensation and stock option committee. The audit committee reviews the annual consolidated financial statements of Arch and its subsidiaries before their submission to Arch's board of directors and consults with Arch's independent public accountants to review financial results, internal financial controls and procedures, audit plans and recommendations. The audit committee also recommends the selection, retention or termination of independent public accountants and approves services provided by independent public accountants prior to the provision of such services. The compensation committee recommends to Arch's board the compensation of executive officers, key managers and directors and administers Arch's stock option plans. Arch's board of directors has no standing nominating committee.

INDEMNIFICATION AND DIRECTOR LIABILITY


     Arch's certificate of incorporation eliminates the liability of its directors for monetary damages for breaches of fiduciary duties, for circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. The certificate of incorporation also requires Arch to indemnify its directors and officers to the fullest extent permitted by the Delaware corporations statute.

SUMMARY COMPENSATION TABLE



     The annual and long-term compensation of Arch's Chief Executive Officer and other executive officers named below was as follows for the years ended December 31, 1997, 1998 and 1999:



                           SUMMARY COMPENSATION TABLE



                                                             ANNUAL COMPENSATION
                                                      ----------------------------------      LONG-TERM
                                                                            OTHER ANNUAL     COMPENSATION
                                                                  BONUS     COMPENSATION    --------------
NAME AND PRINCIPAL POSITION DURING 1999        YEAR   SALARY $     $(1)        ($)(2)       OPTIONS (#)(3)
---------------------------------------        ----   --------   --------   ------------    --------------
C. Edward Baker, Jr..........................  1999   $434,337   $185,000     $  4,163         150,000
  Chairman, President and Chief Executive      1998    373,742    135,000          600         151,554(4)
  Officer                                      1997    353,317    227,500          600          16,545
Lyndon R. Daniels............................  1999    313,735    203,000       23,363(5)       91,667
  President and Chief Operating Officer        1998    295,416         --      113,905(5)       46,666
  (joined Arch in January 1998)
J. Roy Pottle................................  1999    228,896    140,000        2,317          66,666
  Executive Vice President and Chief           1998    179,200         --       99,304(5)       30,000
  Financial Officer (joined Arch in February
  1998)
John B. Saynor...............................  1999    161,667     44,092        1,490          20,000
  Executive Vice President                     1998    157,646     41,770          600          17,247(6)
                                               1997    153,188     72,900          600           5,302
Paul H. Kuzia................................  1999    190,163     64,480        3,373          41,666
  Executive Vice President/Technology          1998    165,489     58,435          600          29,616(7)
  and Regulatory Affairs                       1997    157,633     77,400          600           5,629


---------------

(1) Represents bonus paid in such fiscal year with respect to prior year.



(2) Represents Arch's matching contributions paid under Arch's 401(k) plan.



(3) No restricted stock awards or SARs were granted to any of the named executive officers during the years ended December 31, 1997, 1998 or 1999.



(4) Includes options to purchase 136,563 shares granted as part of Arch's January 16, 1998 option repricing program.



(5) Represents reimbursement for certain relocation costs and associated taxes.



(6) Includes options to purchase 11,968 shares granted as part of Arch's January 16, 1998 option repricing program.



(7) Includes options to purchase 23,229 shares granted as part of Arch's January 16, 1998 option repricing program.



EXECUTIVE RETENTION AGREEMENTS



     Arch is a party to executive retention agreements with a total of 17 executives, including Messrs. Baker, Daniels, Kuzia, Pottle and Saynor. Following the merger, the PageNet change of control severance plan will provide similar severance arrangements for PageNet executives. See "PageNet's Management".



     The purpose of the executive retention agreements is to assure the continued employment and dedication of the executives without distraction from the possibility of a change in control of Arch as defined in the executive retention agreements. The executive will be eligible to receive benefits if a change in control occurs, and Arch terminates the executive's employment at any time within the following 12 months except for cause, disability or death, or the executive terminates employment for good reason, as defined in the executive retention agreements. Such benefits will include (1) a lump sum cash severance payment equal to a specified multiple of the executive's annual base salary in effect at the time of the change in control plus a specified multiple of the executive's average annual bonus paid during the previous three full calendar years, (2) payment of any accrued but unpaid base salary plus any other amounts earned but unpaid through the date of termination and (3) any amounts or benefits required to be paid or provided to the executive or which the executive is eligible to receive following the executive's termination under any plan, program, policy, practice, contract or agreement of Arch. In addition, for up to 12 months after termination, Arch must provide the executive with life, disability, accident and health insurance benefits similar to those previously maintained until the executive becomes reemployed with another employer and is eligible to receive substantially equivalent benefits. The specified multiple of salary and bonus for Messrs. Baker, Daniels, Kuzia, Pottle and Saynor is three, and the specified multiple for the other executives is one or two. Good reason is defined to include, among other things, a material reduction in employment responsibilities, compensation or benefits. In the case of Mr. Baker, good reason includes his not becoming the chief executive officer of any entity succeeding or controlling Arch.



STOCK OPTION GRANTS



     The following options were granted to the five executive officers named in the summary compensation table during 1999.



                       OPTION GRANTS IN LAST FISCAL YEAR



                                           INDIVIDUAL GRANTS
                        -------------------------------------------------------     POTENTIAL REALIZABLE
                                        PERCENT OF                                    VALUE AT ASSUMED
                                          TOTAL                                        ANNUAL RATES OF
                                       OPTIONS/SARS                               STOCK PRICE APPRECIATION
                        OPTIONS/SARS    GRANTED TO    EXERCISE OR                    FOR OPTIONS TERM(3)
                          GRANTED      EMPLOYEE IN     BASE PRICE    EXPIRATION   -------------------------
                           (#)(1)      FISCAL YEAR    ($/SHARE)(2)      DATE        5% ($)       10% ($)
                        ------------   ------------   ------------   ----------   ----------   ------------
C. Edward Baker,
  Jr. ................    150,000         11.64%        $7.8282       06/03/09     $738,467     $1,871,420
Lyndon R. Daniels.....     91,667          7.11          7.8282       06/03/09      451,287      1,143,650
J. Roy Pottle.........     66,666          5.17          7.8282       06/03/09      328,204        831,734
John B. Saynor........     20,000          1.55          7.8282       06/03/09       98,462        249,523
Paul H. Kuzia.........     41,666          3.23          7.8282       06/03/09      205,126        519,831


---------------

(1) Options generally become exercisable at a rate of 20% of the shares subject to the option on each of the first five anniversaries of the date of grant.



(2) The exercise price is equal to the fair market value of common stock on the date of grant.



(3) Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option terms. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted and are not intended to forecast future appreciation of the price of the common stock. The named executive officers will realize gain upon the exercise of these options only if there is an increase in the price of common stock which benefits all Arch stockholders proportionately.

OPTION EXERCISES AND YEAR-END OPTION TABLE



     The named executive officers exercised stock options during 1999 as described below. They held the following stock options as of December 31, 1999:



              AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR


                       AND FISCAL YEAR-END OPTIONS VALUES



                                                              NUMBER OF SECURITIES   VALUE OF UNEXERCISED
                                                               UNDERLYING OPTIONS    IN-THE-MONEY OPTIONS
                                       SHARES                  AT FISCAL YEAR-END     AT FISCAL YEAR-END
                                     ACQUIRED ON    VALUE        (EXERCISABLE/           (EXERCISABLE/
                                      EXERCISE     REALIZED      UNEXERCISABLE)         UNEXERCISABLE)
NAME                                     (#)        ($)(1)            (#)                   ($)(2)
----                                 -----------   --------   --------------------   ---------------------
C. Edward Baker, Jr. ..............        --            --    72,959     228,595          --          --
Lyndon R. Daniels..................        --            --    16,335     121,998          --          --
John B. Saynor.....................        --            --     6,706      30,541          --          --
J. Roy Pottle......................        --            --    10,500      86,166          --          --
Paul H. Kuzia......................        --            --    14,371      56,911          --          --


---------------

(1) Represents the difference between the exercise price and the fair market value of common stock on the date of exercise.



(2) Based on the fair market value of common stock on December 31, 1999 ($6.5938 per share) less the option exercise price.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



     The current members of Arch's compensation committee are R. Schorr Berman, Allan L. Rayfield and Edwin M. Banks. Messrs. Berman and Rayfield served on the compensation committee throughout 1999, and Mr. Banks joined the compensation committee upon his election as a director in August 1999.



     C. Edward Baker, Jr., the chairman and chief executive officer of Arch, makes recommendations and participates in discussions regarding executive compensation, but he does not participate directly in discussions regarding his own compensation. No current executive officer of Arch has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity that has an executive officer who serves as a director of Arch or as a member of the compensation committee of Arch.

                         ARCH'S PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information about the beneficial ownership of Arch's common stock by

     - each person who is known by Arch to beneficially own more than 5% of its outstanding shares of common stock;

     - each current director of Arch;

     - Arch's chief executive officer and the other named executive officers;
       and

     - all current directors and executive officers of Arch as a group.


     The table provides information at May 10, 2000 and as adjusted to give effect to the exchange offer, the PageNet merger and related transactions, assuming that all of the outstanding discount notes and all of PageNet's outstanding notes are tendered.



     Beneficial ownership is determined in accordance with the rules of the SEC based upon voting or investment power over the securities. The number of shares of common stock outstanding that is used in calculating the percentage for each listed person includes any shares that person has the right to acquire through exercise of warrants or options within 60 days after May 5, 2000. These shares, however, are not deemed to be outstanding for the purpose of calculating the percentage beneficially owned by any other person.


     Unless otherwise indicated, each person or entity listed in the table has sole voting power and investment power, or shares such power with his spouse, with respect to all shares of capital stock listed as owned by such person or entity. The inclusion of shares in the table does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of the shares.

     The table assumes


     - the conversion of Series C preferred stock into common stock at the current conversion ratio of 7.0176 to 1.00; and


     - the conversion of Class B common stock into common stock at a one-for-one conversion ratio.

     Because Class B common stock is not entitled to vote in the election of directors, the voting power of its holders is less than their percentages of beneficial ownership shown in the table. Thus, the Class B stockholders identified in notes (7) and (8) to the table would be entitled to cast a maximum of 14.9% of the votes in the election of directors, assuming that they -- and only they -- exercised outstanding options and warrants. This contrasts with the more than 17.7% of beneficial ownership which is obtained by adding their individual beneficial ownership percentages in the table.





                                                                 SHARES
                                                               UNDERLYING
                                                               OPTIONS AND
                                                                WARRANTS                       PERCENTAGE
                                                  SHARES       EXERCISABLE                  -----------------
                                              OUTSTANDING AT    PRIOR TO        TOTAL         AT
                                                  MAY 5,         JULY 4,     BENEFICIALLY   MAY 5,      AS
NAME                                               2000           2000          OWNED        2000    ADJUSTED
----                                          --------------   -----------   ------------   ------   --------
C. Edward Baker, Jr. .......................        37,434        181,035        218,469      *        *
Lyndon R. Daniels...........................         4,000         46,250         50,250      *        *
John B. Saynor..............................        64,642        123,827        188,469      *        *
J. Roy Pottle...............................            --         26,834         26,834      *        *
Paul H. Kuzia...............................         1,320         27,813         29,133      *        *
R. Schorr Berman(2).........................       655,671      1,140,948      1,796,619      2.4%      1.0%
James S. Hughes.............................        40,196         77,142        117,338      *        *
John Kornreich(3)...........................     1,804,898      2,861,989      4,668,887      6.0%      2.5%
Allan L. Rayfield...........................           334          4,576          4,910      *        *
John A. Shane(4)............................         6,856         18,519         25,375      *        *
Edwin M. Banks(5)...........................     8,345,429        569,002      8,914,431     11.7%      5.1%
H. Sean Mathis..............................            --          1,000          1,000      *        *
Sandler Capital Management(6)...............     1,724,019      2,722,110      4,416,796      5.7%      2.4%
W.R. Huff Asset Management Co., L.L.C.(7)...     8,345,429        568,002      8,913,431     11.8%      4.9%
Whippoorwill Associates, Inc.(8)............     3,939,048        439,904      4,378,952      5.8%      2.4%
Funds affiliated with Resurgence Asset
  Management(9).............................    15,963,776             --     15,963,776     21.3%      8.7%
Paul Tudor Jones II(10).....................     4,136,799        126,716      4,262,975      5.7%      2.3%
Citigroup Inc.(11)..........................     6,097,031             --      6,097,031      8.2%      3.3%
Bay Harbour Management, L.C.................     4,405,201             --      4,405,201      5.9%      2.4%
State of Wisconsin Investment Board.........       602,776      3,125,556      3,728,332      4.8%      2.0%
All current directors and executive officers
  of Arch as a group (12 persons)...........    10,960,780      5,078,935     16,039,715     20.1%      8.5%


---------------
  *  Less than 1%

 (1) Based upon ownership of Arch discount notes, PageNet common stock and PageNet senior subordinated notes, to the extent Arch is aware of that ownership.


 (2) Includes 649,337 shares and 1,122,334 shares issuable upon exercise of warrants held by Memorial Drive Trust, over which Mr. Berman may be deemed to share voting and investment power as administrator and chief executive officer of Memorial Drive Trust. Mr. Berman disclaims beneficial ownership of such shares held by Memorial Drive Trust.



 (3) Includes 1,724,019 shares and 2,722,110 shares issuable upon exercise of warrants beneficially owned by Sandler Capital Management, over which Mr. Kornreich may be deemed to have voting and investment power as managing director, and 63,334 shares beneficially owned by two limited partnerships, over which Mr. Kornreich may be deemed to have voting and investment power as a general partner. Mr. Kornreich disclaims beneficial ownership of all such shares.

 (4) Includes 351 shares and 606 shares issuable upon exercise of warrants owned by Palmer Service Corporation, over which Mr. Shane may be deemed to have voting and investment power as president and sole stockholder of Palmer Service Corporation, 159 shares issuable upon conversion of $8,000 principal amount of Arch's 6 3/4% convertible subordinated debentures due 2003 held by Palmer Service Corporation, and 418 shares issuable upon conversion of Arch's 6 3/4% convertible subordinated debentures held by Mr. Shane.



 (5) Includes 7,548,218 shares and 568,002 shares issuable upon exercise of warrants W.R. Huff manages on behalf of various discretionary accounts and 1,306,134 shares held by The Huff Alternative Income Fund, L.P., an affiliate of W.R. Huff. Mr. Banks is a portfolio manager of W.R. Huff. Mr. Banks disclaims beneficial ownership of all such shares.



 (6) Sandler has sole voting and investment power over 104,000 of such shares and 171,116 of the shares issuable upon exercise of warrants and shared voting and investment power over the remaining shares and warrants. As managing director of Sandler, John Kornreich may be deemed to have voting and investment power of all such shares.



 (7) Includes 7,548,218 shares and 568,002 shares issuable upon exercise of warrants W.R. Huff manages on behalf of various discretionary accounts and 1,306,139 shares held by The Huff Alternative Income Fund, L.P., an affiliate of W.R. Huff. W.R. Huff disclaims beneficial ownership of these shares.



 (8) All of such shares are owned by various limited partnerships, a limited liability company, a trust and third party accounts for which Whippoorwill Associates, Inc. has discretionary authority and acts as general partner or investment manager. This information is based on Amendment No. 2 to
     Schedule 13D filed by Whippoorwill Associates, Inc. on February 29, 2000 and the Form 4 filed by Whippoorwill Associates, Inc. on March 10, 2000 with the Securities and Exchange Commission.



 (9) Includes 6,928,466 shares beneficially owned by various funds for which Resurgence Asset Management, L.L.C. acts as investment manager and/or general partner, 3,997,554 shares beneficially owned by various funds for which Resurgence Asset Management International L.L.C. acts as investment manager and/or general partner, 4,127,398 shares beneficially owned by various funds for which Re/Enterprise Asset Management, L.L.C. acts as investment manager and/or general partner, 92,648 shares held by Kingstreet Ltd., 241,915 shares held by Resurgence Parallel Fund, Inc., 35,560 shares held by M.D. Sass Associates, Inc. Employees Profit Sharing Plan, 241,317 shares held by James B. Rubin, 154,972 shares held by Devonshire Capital Partners, L.L.C., 127,041 shares held by J.B. Rubin & Company Profit Sharing Plan, 6,992 shares held by Guadalupe G. Rubin IRA, 8,458 shares held by James B. Rubin, IRA and 895 shares held by Resurgence Asset Management L.L.C. Employee Retirement Plan. Resurgence Asset Management, L.L.C., Resurgence Asset Management International L.L.C. and Re/Enterprise Asset Management, L.L.C., may be deemed to beneficially own the shares held by the funds for which each acts as investment manager and/or general partner and each disclaims beneficial ownership of such shares. James B. Rubin serves as chief investment officer and is responsible for the day-to day investment activities of each of Resurgence Asset Management, L.L.C., Resurgence Asset Management International, L.L.C. and Re/Enterprise Asset Management, L.L.C. This information is based on shares issued pursuant to transactions described under "Arch Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources," and Amendment No. 1 to Schedule 13G filed by the funds affiliated with Resurgence Asset Management with the Securities and Exchange Commission on February 15, 2000.



(10) Includes 960,139 shares and 33,417 shares issuable upon exercise of warrants held by Tudor BVI Futures, Ltd., 2,745,589 shares and 76,397 shares issuable upon exercise of warrants held by The Raptor Global Portfolio Ltd., 10,650 shares held by The Alter Rock Fund, L.P., 204,346 shares and 8,181 shares issuable upon exercise of warrants held by The Upper Mill Capital Appreciation Fund Ltd. and 216,075 shares and 8,181 shares issuable upon exercise of warrants held by Tudor Proprietary Trading, L.L.C. Tudor Investment Corporation may be deemed to beneficially own the shares held by Tudor BVI Futures, Ltd., The Raptor Global Portfolio Ltd., The Alter Rock Fund, Ltd. and The Upper Mill Capital Appreciation Fund Ltd. because Tudor Investment Corporation is the sole general partner of The Alter Rock Fund L.P. and provides investment advisory services to The Raptor Global Portfolio Ltd., Tudor BVI Futures, Ltd. and The Upper Mill Capital Appreciation Fund Ltd. Mr. Jones may be deemed to beneficially own the shares held by Tudor Investment Corporation and Tudor Proprietary Trading, L.L.C. because he is the indirect controlling equity holder of Tudor Proprietary Trading, L.L.C. and the controlling stockholder of Tudor Investment Corporation. This information is based on Amendment No. 1 to
     Schedule 13G filed by Paul Tudor Jones, II and Tudor Investment Corporation with the Securities and Exchange Commission on February 14, 2000.



(11) Includes 3,144,828 shares held by SSB Citi Fund Management LLC and 2,891,513 held by Salomon Smith Barney Inc. Citigroup Inc. may be deemed to beneficially own all of these shares because Citigroup is the sole stockholder of Salomon Smith Barney Holdings, Inc. Salomon Smith Barney Holdings, Inc. is the sole stockholder of each of SSB Citi Fund Management LLC and Salomon Brothers Holding Company Inc. Salomon Brothers Holding Company Inc. is the sole stockholder of Salomon Smith Barney Inc. Citigroup Inc. and Salomon Smith Barney Holdings Inc. each disclaim beneficial ownership of all of these shares. This information is based on Amendment No. 1 to Schedule 13G filed by Citigroup Inc. with the Securities and Exchange Commission on February 8, 2000.



Each person or entity listed in the table has an address c/o Arch except for:



     - Sandler Capital Management, 767 Fifth Avenue, 45th Floor, New York, New York 10153



     - W.R. Huff Asset Management Co., L.L.C. 67 Park Place, Ninth Floor, Morristown, NJ 07960



     - Paul Tudor Jones II, c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, CT 06830



     - Whippoorwill Associates, Inc. 11 Martine Avenue, White Plains, New York 10606



     - Resurgence Asset Management L.L.C., 10 New King Street, 1st Floor, White Plains, New York 10604



     - Citigroup Inc., 153 East 53(rd) Street, New York, New York 10043



     - State of Wisconsin Investment Board, P.O. Box 7842, Madison, Wisconsin 53707



     - Bay Harbour Management, L.C., 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602

                               PAGENET'S BUSINESS


     PageNet is a provider of wireless communications services throughout the United States and in the U.S. Virgin Islands, Puerto Rico and Canada. It provides services in all 50 states and the District of Columbia, including service in the 100 most populated markets in the United States. PageNet also owns a minority interest in a wireless communications company in Brazil.



     The main services of PageNet are numeric and alphanumeric wireless messaging services. Numeric pagers allow a subscriber to receive a numeric message, such as a telephone number to call back or a pre-arranged code, and alphanumeric pagers allow a subscriber to receive numeric and text messages. As of December 31, 1999, numeric pagers represented approximately 83% of PageNet's total units in service with subscribers and alphanumeric pagers represented approximately 16% of PageNet's total units in service with subscribers. The total units in service has grown from 4,409,000 at December 31, 1994 to approximately 8,991,000 at December 31, 1999, representing a compounded annual growth rate of approximately 15.3%. However, total units in service have declined each quarter since their high of 10,604,000 at June 30, 1998 and are expected to decline significantly in 2000. In addition, PageNet sells confirmed receipt paging services, which enable subscribers to receive acknowledgements that their messages were delivered, services which enable subscribers to respond to messages with their messaging devices by using pre-scripted replies, and send-and-receive services, which enable subscribers to initiate messages and to respond to messages with their messaging devices by using pre-scripted replies or by creating original replies. These services presently account for less than 1% of PageNet's total units in service. PageNet is currently developing other applications for its wireless network through its wholly owned subsidiary, Vast, as described more fully below.


STRATEGY AND RESTRUCTURING


     In February 1998, PageNet announced its intention to refocus its strategy from rapid expansion and subscriber growth towards profitable growth. The major components of this realignment have included:



     - restructuring and consolidation of its operations by eliminating redundant administrative and support functions located in offices throughout the country into centralized processing centers;



     - completing the build-out of its new advanced messaging network, and launching new, advanced messaging services for its customers;



     - developing other applications for its network to provide "wireless solutions" to customers;



     - focusing PageNet's sales and marketing efforts on more profitable services, such as alphanumeric and nationwide paging; and



     - increasing prices of some services.



     RESTRUCTURING OF OPERATIONS. In February, 1998, PageNet's board of directors approved a restructuring of PageNet's domestic operations. PageNet's restructuring plan called for the elimination of redundant administrative operations by consolidating key support functions located in offices throughout the country into centralized processing facilities. In addition, the restructuring plan called for the conversion to new billing and customer service software platforms. The restructuring plan specified local and regional office closures, the disposition of certain furniture, fixtures, and equipment and the termination of approximately 1,950 employees by job function and location. While progress in establishing these centralized processing centers was made, PageNet's efforts to convert its offices to its new billing and customer service software platforms fell behind its original schedule of being completed during the second quarter of 1999. Billing software and system implementation problems surfaced during the first office conversions, and as a result, PageNet had to postpone the conversion of many of its other offices. Additional implementation problems surfaced during 1999 and caused further delays. In November 1999, and in conjunction with the announcement of PageNet's planned merger with Arch, PageNet decided to suspend the restructuring after January 2000 pending the decision as to which operating platforms will be used by the combined company.

     PageNet has converted to its new billing and customer service software platforms all of its customer units placed in service by its resellers and approximately 50% of its direct customer units. However, due to the suspension of the restructuring, combined with the impact of the contemplated merger on its operations, PageNet is unable to determine the amount of future savings resulting from the consolidation initiative.



     COMPLETION OF ADVANCED MESSAGING NETWORK. On February 1, 2000, PageNet launched its advanced messaging services. PageNet currently intends to invest approximately $15 million in the network during 2000. This investment is intended to complete the buildout of sites started in the fourth quarter of 1999 and expand capacity in certain cities throughout the nation during the first half of 2000, and will substantially complete PageNet's investment in its advanced messaging network.



     DEPLOYMENT OF ADVANCED MESSAGING SERVICES AND "WIRELESS
SOLUTIONS." PageNet has been engaged in several efforts to develop additional uses for its networks. In June 1999, PageNet consolidated its initiative to develop advanced services, including wireless data and wireless solutions, into Vast.



     Vast is a development stage company and, since its inception, has been engaged primarily in product research and development and developing markets for its products and services. In 1999, Vast had only $1 million total revenue and incurred an operating loss of approximately $36 million as a result of these startup activities.



     Through Vast, PageNet is commencing operations that can provide comprehensive end-to-end wireless data solutions that connect corporate mobile users with Internet or corporate data networks using wireless devices. Vast's initial focus is on large businesses with mobile workforces. Vast intends to host, deploy, operate and support its wireless solution for customers, allowing them to outsource their wireless data operations and provide their mobile users with continuous connectivity to enterprise applications. Vast is an active member of the WAP Forum and intends to support new technologies and applications based on emerging standards that support wireless communications.



     Annex A to this prospectus describes Vast's business in detail.



     REALIGNMENT OF SALES AND MARKETING STRUCTURE. PageNet has reviewed its customers and prospects in each market in order to design a sales and marketing structure that is more closely aligned with its customers' needs and with PageNet's overall goal of having its customers move to higher revenue products. This new sales structure, which was implemented in April 1999, enables PageNet to sell a diversified portfolio of products to a sophisticated group of customers. This structure includes account segmentation and focused selling skills, career paths for all sales personnel, sales targets, training curriculums for each selling group, and competitive compensation plans.



     PRICE INCREASES. In an effort to improve the profitability of some of its services, PageNet implemented price increases in late 1998 and 1999 to some of its customers. As a result of these price increases, increased competition in the marketplace for wireless communications services, and other factors, PageNet's units in service have decreased each quarter from the third quarter of 1998 through the first quarter of 2000, and this trend is expected to continue through 2000. PageNet experienced its first year-to-year increase in average revenue per unit in 1998, although average revenue per unit has since declined during the second, third, and fourth quarters of 1999. PageNet continues to review its pricing structure for all of its services.


SALES AND DISTRIBUTION


     PageNet's services are sold to its customers through both direct and indirect distribution channels. The direct channel consists of selling services to customers through local employee sales representatives who call on prospects and customers or take orders at storefront locations, as well as sales completed through PageNet's internet store. The indirect channel consists of selling services to customers primarily through resellers. PageNet does not depend upon any single subscriber or reseller for a significant portion of its net revenues.

     As of December 31, 1999, direct sales accounted for approximately 48% of PageNet's overall units in service, and the indirect sales channel accounted for approximately 52%. In the direct channel, PageNet charges a monthly fee and either leases or sells its messaging devices to its customers. In the indirect channel, PageNet provides services to resellers under marketing agreements at wholesale service rates. PageNet sells or leases messaging devices to resellers, who sell PageNet's services to end users. Resellers are typically responsible for all costs associated with servicing their customers. However, in some cases, resellers may contract with PageNet to provide billing and other customer service functions.


MARKETING


     PageNet promotes its products and services through a variety of programs, including television, print, newspaper, yellow pages advertising, and co-op programs with manufacturers and other third parties. Traditionally, PageNet has focused its marketing efforts primarily on business users, who represent the majority of its subscribers.


MESSAGING DEVICES AND TRANSMISSION EQUIPMENT


     PageNet currently purchases messaging devices primarily from Motorola, Inc., transmitters from Glenayre Technologies, Inc. and Motorola, and wireless messaging terminals from Glenayre. Motorola has announced its intention to discontinue manufacturing transmitters and other paging infrastructure during 2000, although it will continue to maintain and service existing infrastructure into the future. PageNet believes that it will be able to continue to purchase messaging devices from Motorola and other sources and be able to purchase paging infrastructure from sources other than Motorola.


     PageNet's technical functions include testing of new messaging devices and transmission equipment, designing wireless transmission systems and installing and maintaining transmitters to support PageNet's transmission system. Because of the compatibility among different transmitters, computers, and other messaging equipment, PageNet can design its systems without being dependent upon any single supplier.


     As of December 31, 1999, PageNet owned messaging devices having a net book value of approximately $166 million.


INTERNATIONAL OPERATIONS


     PageNet provides services in Canada similar to those offered in the United States through its wholly owned subsidiary, Paging Network of Canada Inc. PageNet has sales operations in Montreal, Ottawa, Quebec City, Toronto, and Vancouver. PageNet services a geographic area containing more than 75% of the population of Canada.



     PageNet holds a minority interest in a wireless messaging company in Brazil. PageNet, through its subsidiaries, also owns frequency licenses in the United Kingdom, Argentina, and Chile. PageNet is currently considering options to return these licenses to the regulatory bodies in each of these countries. PageNet recorded a provision of $18 million during the first quarter of 1999 for the impairment of the assets of its majority-owned Spanish subsidiaries in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. During the first quarter of 1999, PageNet made the decision to narrow its focus to its North American operations and, as a result, made the decision to sell or otherwise dispose of its operations in Spain. As a result of this decision, PageNet analyzed the estimated future cash flows expected to be generated from its Spanish operations and determined that they would not be sufficient to recover the net book value of the assets of the subsidiaries and accordingly, recorded a provision to write down the assets of the Spanish subsidiaries based on the estimated value of PageNet's investment in its Spanish subsidiaries as of March 31, 1999. No cash costs have been incurred or are expected as a result of the provision for the impairment of the assets of PageNet's Spanish subsidiaries.

All operations in the Spanish subsidiaries were ceased in the third quarter of 1999. No additional charges are required.



     PageNet is not considering opportunities for international expansion at this time.


COMPETITION


     PageNet has numerous competitors in all of the locations in which it operates. Competition in most geographic markets is based primarily on price, type and quality of service offered and geographic coverage. In addition to other wireless messaging companies, PageNet experiences significant competition from companies which provide PCS and cellular telephones and, more recently, also offer traditional and advanced messaging services and Internet access. Many of these competitors possess financial, technical and other resources greater than those of PageNet. PageNet's competitors currently include wireless messaging carriers such as Vodafone/AirTouch/Bell Atlantic (a combined company now called Verizon), BellSouth Wireless Data, L.P., MCI WorldCom, Inc., Skytel Communications, Inc., Metrocall, Inc., Nextel Communications, Inc., RSR, Sprint PCS Group, and WebLink Wireless, Inc., formerly known as PageMart Wireless.



     Future technological advances in wireless communications could create new services or products which could be competitive with the services provided by PageNet. PageNet continuously evaluates new technologies and applications in wireless services. However, PageNet cannot guarantee that it will not be adversely affected by technological changes in wireless communications.


TRADEMARKS


     PageNet markets its services under various names and marks, including PageNet(R), PageMail(R), PageMate(R), PageNet Nationwide(R), SurePage(R), FaxNow(R), and MessageNow(R), all of which are federally registered service marks. PageNet's federal mark registrations must be renewed at various times between 2000 and 2005. PageNet has filed applications with the United States patent and trademark office to register additional names and marks.


CORPORATE ORGANIZATION


     Historically, PageNet's subsidiaries operated as independent business units making their own staffing, administrative, operational and marketing decisions within guidelines established by the executive officers of PageNet. Effective December 31, 1998, PageNet merged a substantial number of its operating subsidiaries into PageNet, Inc., a first tier subsidiary of PageNet. PageNet has eight wholly owned domestic subsidiaries. As of December 31, 1999, PageNet conducted its international operations through eleven wholly and partially owned subsidiaries. In March 2000, PageNet sold its interest in its Spanish subsidiary.


SEASONALITY


     PageNet's results of operations are not significantly affected by seasonal factors.


EMPLOYEES


     PageNet had approximately 4,300 employees as of December 31, 1999. Of these employees, approximately 1,800 were engaged in administrative, customer service, and technical capacities at PageNet's headquarters and its centralized processing facilities. Approximately 2,500, including approximately 1,250 sales personnel, were employed in PageNet's domestic and international offices. In addition to its 4,300 employees, PageNet had approximately 1,300 temporary workers in various customer service and administrative roles as of December 31, 1999. As a result of PageNet's restructuring efforts, PageNet eliminated approximately 300 permanent and 850 temporary positions during 1999. None of PageNet's employees is represented by a labor union. During 1999, PageNet experienced high employee turnover primarily due to its restructuring initiative. PageNet is currently continuing to experience a high employee turnover rate due to its deteriorating financial results and its pending merger with Arch.

PROPERTIES


     As of December 31, 1999, PageNet leased office space in 112 cities in 35 states in the United States and the District of Columbia, and in six cities in four provinces in Canada. These leases expire, subject to renewal options, on various dates through December 31, 2007. PageNet also leases office space for its corporate headquarters in Dallas, Texas under a lease that expires in June 2003. As of December 31, 1999, PageNet was paying annualized rent of approximately $28 million. This amount includes amounts paid under leases that are to be closed as part of PageNet's restructuring, but excludes any potential income from subleasing these facilities. PageNet has suspended further restructuring during 2000 pending a determination as to the infrastructure to be used by the combined company following the merger.



     PageNet also leases sites for its transmitters on commercial broadcast towers, buildings, and other structures. As of December 31, 1999, PageNet leased transmitter sites for between 10,000 and 12,000 transmitters. A few local municipalities have suspended on the designation of new transmitter locations and/or the addition of new towers. Should these suspensions, or others, continue for an extended period of time, they could affect PageNet's and other wireless carriers' ability to offer coverage in those areas.



     In July 1996, PageNet purchased 44 acres of undeveloped land at the Legacy Office Park in Plano, Texas for a new corporate headquarters. During 1998, PageNet decided to lease, rather than build, a new corporate headquarters and subsequently entered into an agreement in December 1998 with Electronic Data Systems Corporation, the owner and developer of the Legacy Office Park, for the marketing and resale of the property. The Legacy Office Park property was sold in December 1998 for a purchase price of approximately $15 million. Beginning in June 1998, PageNet leased office space for its corporate headquarters in Dallas, Texas under a five-year lease term.


LEGAL PROCEEDINGS

     PageNet is involved in various lawsuits arising in the normal course of business. In management's opinion, the ultimate outcome of these lawsuits will not have a material adverse effect on PageNet's business, financial position, or results of operations.

                              PAGENET'S MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth the name, age and position of PageNet's directors and executive officers as of April 15, 2000:



NAME                                   AGE                           POSITION
----                                   ---                           --------
Richard C. Alberding.................  69     Director (1)(2)
Lynn A. Bace.........................  47     Executive Vice President and Chief Administrative
                                              Officer
Andreas K. Bremer....................  43     Vice President of Finance and Treasurer
Hermann Buerger......................  56     Director (1)(4)(5)
Julian B. Castelli...................  32     Senior Vice President and Chief Financial Officer and
                                              Acting Chief Financial Officer of Vast
Jeffrey M. Cunningham................  47     Director (3)
J. Barry Duncan......................  42     Vice President and Controller
Gary J. Fernandes....................  56     Director (3)(4)(5)
John P. Frazee, Jr. .................  55     Chairman of the Board of Directors and Chief Executive
                                                Officer of PageNet and Vast (4)
Jason Gillespie......................  39     Senior Vice President and Chief Technology Officer
Mark A. Knickrehm....................  37     President and Chief Operating Officer of Vast
John S. Llewellyn, Jr. ..............  65     Director (2)(3)(5)
Robert J. Miller.....................  55     Director (2)(3)
Edward W. Mullinix, Jr. .............  46     President and Chief Operating Officer
Timothy J. Paine.....................  45     Senior Vice President -- Customer Service
Douglas R. Ritter....................  42     Senior Vice President -- Sales
G. Robert Thompson...................  38     Senior Vice President -- Operations Staff
Ruth Williams........................  43     Senior Vice President, General Counsel and Assistant
                                                Secretary


---------------

(1) Member of the Audit Committee of the Board of Directors.



(2) Member of the Board Affairs Committee of the Board of Directors.



(3) Member of the Compensation and Management Development Committee of the Board of Directors.



(4) Member of the Executive Committee of the Board of Directors.



(5) Member of the Finance Committee of the Board of Directors.



     RICHARD C. ALBERDING has been a director of PageNet since 1994. From 1958 through 1991, Mr. Alberding held various management positions with Hewlett-Packard Co., including Executive Vice President. Mr. Alberding also serves as a director of Digital Microwave Corporation, Kennametal, Inc., Sybase, Inc., Walker Interactive Systems, Inc., JLK Direct, Inc. and PCTel, Inc.


     LYNN A. BACE has served as Executive Vice President and Chief Administrative Officer of PageNet since June 1999. She served as Executive Vice President -- Sales and Marketing from December 1998 through June 1999, and as Senior Vice President -- Marketing from August 1998 to December 1998. Prior to that, Ms. Bace was employed in several executive positions with Kraft Foods, Inc. from September 1993 to April 1997, most recently as Executive Vice President and General Manager for a division of Kraft.


     ANDREAS K. BREMER has served as Vice President of Finance and Treasurer of PageNet since February 2000, and as Vice President and Treasurer since joining PageNet in August 1999. Prior to that time, Mr. Bremer served in various executive positions with Commerzbank AG from 1986 to 1999, most recently as Senior Vice President and General Manager of various branches in the United States and Germany.

     HERMANN BUERGER has been a director of PageNet since 1998. Mr. Buerger has held the position of Executive Vice President and General Manager of North American Operations for Commerzbank AG since 1989. Mr. Buerger also serves as a director of Security Capital Group, Inc. and United Dominion Industries.

     JULIAN B. CASTELLI has served as Senior Vice President and Chief Financial Officer since June 1999. He also serves as Acting Chief Financial Officer of Vast, a position he has held since December 1999. Mr. Castelli served as Vice President and Treasurer for PageNet from July 1998 to June 1999. Prior to joining PageNet, Mr. Castelli was employed by McKinsey & Company, an international consulting firm, from August 1995 to July 1998, serving as Engagement Manager from June 1997. Mr. Castelli served in the Corporate Finance Department of Goldman, Sachs & Co. as an analyst from 1990 to 1993.


     JEFFREY M. CUNNINGHAM has been a director of PageNet since 1998. Mr. Cunningham currently serves as Chairman of ILIFE Holdings. Mr. Cunningham served as the President of Planet Direct, an internet media company and majority owned subsidiary of CMGI, Inc., from December 1998 to March 2000. Previously, Mr. Cunningham served as President and Chief Executive Officer of Knowledge Universe, an internet media company, from July 1998 through December 1998. From June 1993 through July 1998, Mr. Cunningham was the Group Publisher for Forbes, Inc. Mr. Cunningham also serves as a director of Countrywide Credit, Inc., Data General Corp. and Schindler Holdings.


     J. BARRY DUNCAN has served as Vice President and Controller for PageNet since October 1998 and as Corporate Controller from May 1995 to October 1996. Mr. Duncan served as Vice President of Finance for the Southwest Region of Unisource Worldwide, Inc. from October 1996 to October 1998, and as Corporate Controller for Dal-Tile International from February 1994 to May 1995.


     GARY J. FERNANDES has been a director of PageNet since 1999. Mr. Fernandes is Chairman of the Board of Directors and Chief Executive Officer of GroceryWorks.com, a Dallas-based Internet home fulfillment service specializing in groceries since January 2000. Previously, Mr. Fernandes served as Managing Partner of Convergent Partners LLC, a private equity capital investment firm from January 1999 to January 2000. Mr. Fernandes previously held the position of Vice Chairman as well as other senior management positions with Electronic Data Systems Corporation from 1969 through 1998. Mr. Fernandes also serves as a director of 7-Eleven Inc. and John Wiley & Sons, Inc.



     JOHN P. FRAZEE, JR. has been a director of PageNet since 1995 and has served as Chairman of the Board of Directors and Chief Executive Officer of PageNet since June 1999 and of Vast since December 1999. From August 1997 through June 1999, Mr. Frazee served as Chairman of the Board, President and Chief Executive Officer of PageNet. Mr. Frazee was a private investor from August 1993 to August 1997. Mr. Frazee also serves as a director of Security Capital Group, Inc., Dean Foods Company, Cabet Microelectronics Corporation and Homestead Village Incorporated.



     JASON G. GILLESPIE has served as Senior Vice President and Chief Technology Officer of PageNet since February 2000. From October 1999 through February 2000 Mr. Gillespie served as Senior Vice President of Network Services, and from June 1999 to October 1999 he served as Vice President of Network Services of PageNet. From December 1997 to June 1999 Mr. Gillespie was Vice President of Field Operations of PageNet. Mr. Gillespie was a Vice President and General Manager of PageNet prior to December 1997 and has been employed by PageNet for eight years.


     MARK A. KNICKREHM has served as President and Chief Operating Officer of Vast since December 1999 and has been responsible for the wireless solutions operations of PageNet since June 1999. He served as Executive Vice President and Chief Financial Officer for PageNet from February 1998 through June 1999. Mr. Knickrehm was employed by McKinsey & Company, an international consulting firm, from 1989 to February 1998, where he served as a Partner beginning in 1995.

     JOHN S. LLEWELLYN, JR. has been a director of PageNet since 1997. From 1982 to his retirement in 1997, Mr. Llewellyn held various management positions with Ocean Spray Cranberries, Inc., including Chief Executive Officer. Mr. Llewellyn also serves as a director of Dean Foods Company.

     ROBERT J. MILLER has been a director of PageNet since 1999. From 1989 to January 1999, Mr. Miller served as the Governor of Nevada. Upon his retirement as Governor, Mr. Miller became a Senior Partner in the law firm of Jones Vargas in Las Vegas, Nevada and Reno, Nevada. Mr. Miller also serves as a director of America West Airlines, International Game Technology, Newmont Mining Corporation, Zenith Insurance Corp., National Center for Missing & Exploited Children and the American Cancer Society Foundation; and as a member of the Advisory Board of the Secretary of Energy, Americans for Technology Leadership and Com-Net Ericsson.



     EDWARD W. MULLINIX, JR. has served as President and Chief Operating Officer of PageNet since June 1999. He served as Executive Vice President -- Operations for PageNet from February 1998 through June 1999, and as Senior Vice
President -- Strategic Planning from November 1997 to February 1998. From September 1995 to October 1997, Mr. Mullinix served as Senior Vice President of Finance and Administration and Chief Financial Officer of The Haskell Company. He was Vice President -- Finance for LCI, Ltd. from August 1994 to April 1995.


     TIMOTHY J. PAINE has served as Senior Vice President -- Customer Service for PageNet since March 1998. Prior to joining PageNet, Mr. Paine served in various positions for American Express Travel Related Services, Inc. from 1982 to March 1998, most recently as Vice President of Credit and Operations for the new accounts branch of American Express Centurion Bank.


     DOUGLAS R. RITTER has served as Senior Vice President -- Sales for PageNet since January 1999. Mr. Ritter served as Senior Vice President -- Corporate Development for PageNet from February 1998 to January 1999 and as Vice President -- Corporate Development for PageNet from December 1997 to February 1998. Mr. Ritter served as Vice President -- Business Planning for PageNet from January 1996 to December 1997 and as Vice President -- New Business Development for PageNet from July 1993 to January 1996.


     G. ROBERT THOMPSON has served as Senior Vice President -- Staff Operations since June 1999. He also served as Senior Vice President -- Process Improvement for PageNet from November 1998 to June 1999. Mr. Thompson served as Vice President -- Finance for PageNet from February 1995 to November 1998 and was Corporate Controller for PageNet from 1990 to 1995.

     RUTH WILLIAMS has served as Senior Vice President, General Counsel and Assistant Secretary for PageNet since May 1997. Prior to joining PageNet, Ms. Williams was Associate General Counsel for First Data Corporation from September 1996 to April 1997. Ms. Williams was employed by Automatic Data Processing, Inc. from 1986 to 1996, most recently as Staff Vice President and Associate General Counsel.

COMPENSATION OF DIRECTORS

     Directors that are also full-time officers of PageNet do not receive any additional compensation for serving on the board or its committees. Directors who are not full-time officers receive an annual retainer of $20,000, plus $1,500 for each meeting they attend in person, $1,000 for each teleconference meeting in which they participate, and reimbursement for traveling costs and other out-of-pocket expenses incurred. Directors who serve on one or more committees receive $5,000 per year for their service. Directors who serve as a chairman of one or more of these committees receive an additional $5,000 per year.

     In addition, pursuant to PageNet's 1992 director compensation plan, each non-employee director is granted an option to purchase 45,000 shares of PageNet common stock. The exercise price is the fair market value on the date of grant. The options vest in five equal annual installments so long as the person remains a director of PageNet. In addition to these initial grants, subsequent grants to purchase an additional 45,000 shares are made to each director on the date that the options granted to such director under the 1992 director compensation plan become fully exercisable. The exercise price for these options is also the fair market value on the date of the grant. These options vest in five equal annual installments so long as the person remains a director of PageNet.

     The 1992 director compensation plan also allows a director to waive his or her right to the cash retainer and meeting fees and instead:


     - receive the number of shares of PageNet common stock equal to the dollar amount of the annual retainer, meeting and other fees due for such year;

     - defer receipt of all compensation until a designated future date, and invest such compensation in an interest-bearing account; or

     - defer receipt of all compensation until a designated future date, and invest such compensation in a phantom stock account whose value will increase and decrease with the value of PageNet's stock.


     A director who elects to defer receipt of his or her cash retainer and meeting fees and invest such compensation in a phantom stock plan will be credited with share units, with one share unit being equivalent to a share of PageNet common stock. The number of share units deposited in a director's deferred compensation account is equal to the amount of compensation deferred divided by the then current trading price of PageNet common stock. Although no actual shares of PageNet common stock are transferred into the director's deferred compensation account, the value of the director's share units equal the trading price of PageNet's common stock from time to time. Directors elect the form, method and timing of the distribution of the deferred compensation. Directors may elect to receive distributions of the amounts credited with share units in the form of cash, shares of PageNet common stock, or in any combination of cash and shares of PageNet common stock.



     In 1998, each director waived his rights to cash payments and elected to receive deferred shares of PageNet common stock. Messrs. Alberding, Buerger, Fernandes, Llewellyn, and Mitchell elected to defer their compensation to phantom stock units in 1999. Messrs. Cunningham and Miller elected to receive their 1999 compensation in cash. All directors have elected to receive their 2000 compensation in cash.


SUMMARY COMPENSATION TABLE


     The following table sets forth information concerning the annual and long-term compensation paid by PageNet for services rendered in all capacities for the years ended December 31, 1999, 1998 and 1997 of PageNet's chief executive officer, and those persons who were, at December 31, 1999, the other four most highly compensated executive officers of PageNet. Positions indicated are as of December 31, 1999.



                                            ANNUAL COMPENSATION                LONG-TERM COMPENSATION
                                  ----------------------------------------    ------------------------
                                                                                            SECURITIES
                                                                              RESTRICTED    UNDERLYING          ALL
                                                                                STOCK        OPTIONS           OTHER
                                  YEAR     SALARY      BONUS       OTHER      AWARDS($)      (SHARES)     COMPENSATION(1)
                                  ----    --------    --------    --------    ----------    ----------    ---------------
John P. Frazee, Jr. ............  1999    $640,385    $     --    $ 95,958(2) $      --        311,500       $  2,229
  Chairman and                    1998     671,875     430,000      90,706(3)        --        100,000          2,333
  Chief Executive Officer of      1997     279,571(4)  150,000      50,938(5)   100,000(6)     600,000         20,000(7)
  PageNet and Vast
Mark A. Knickrehm(8)............  1999     299,038          --       4,172(9)        --        165,000          3,875
  President and Chief             1998     266,036     230,000(10)   43,573(11)        --      300,000             --
  Operating Officer of Vast       1997          --          --          --           --             --             --
Edward W. Mullinix, Jr.(12).....  1999     292,949          --       4,928(13)        --       165,000          4,825
  President and Chief             1998     247,916     120,000      41,589(14)        --        50,000          3,750
  Operating Officer               1997      45,337      60,000       7,837(15)        --       250,000             --
Lynn A. Bace(16)................  1999     216,218          --       2,742(17)        --       115,000             --
  Executive Vice President and    1998      93,750      51,000          --           --        250,000             --
  Chief Administrative Officer    1997          --          --          --           --             --             --
William G. Scott(18)............  1999     213,462          --       2,043(19)        --        25,000          5,000
  Senior Vice President -- Chief  1998     224,583      72,000          --           --         20,000          5,000
  Technology Officer of Vast      1997     215,000      80,000          --       55,313(20)    113,464          4,750


---------------
 (1) Represents matching contributions to PageNet's 401(k) Plan, except where noted.


 (2) Includes housing allowance of $61,069.



 (3) Includes housing allowance of $66,158.

 (4) Annual compensation for 1997 represents compensation for the period from August 4, 1997, when Mr. Frazee became Chairman, President and Chief Executive Officer of PageNet, through December 31, 1997.



 (5) Includes payment of $23,214 to defray Mr. Frazee's expenses associated with relocation to the Dallas, Texas area.



 (6) Represents the fair market value on the date of grant of 11,510 shares of PageNet common stock awarded to Mr. Frazee on August 4, 1997.



 (7) Represents compensation for services rendered as a non-employee director of PageNet.



 (8) Annual compensation for 1998 represents compensation for the period from February 4, 1998, when Mr. Knickrehm became employed with PageNet as its Executive Vice President and Chief Financial Officer, through December 31, 1998. On June 2, 1999, Mr. Knickrehm was promoted to President and Chief Operating Officer of Vast.



 (9) Includes $4,928 of long-term disability insurance premiums paid by PageNet.



(10) Includes a $100,000 employment bonus and $130,000 paid as an annual bonus for performance in 1998.



(11) Includes payments of $43,573 made to defray Mr. Knickrehm's expenses associated with relocation to the Dallas, Texas area.



(12) Mr. Mullinix joined PageNet on November 3, 1997 as Senior Vice President of Strategic Planning, and was promoted to Executive Vice
     President -- Operations of PageNet on February 4, 1998. On June 2, 1999, Mr. Mullinix was promoted to President and Chief Operating Officer of PageNet.



(13) Includes $4,928 of long-term disability insurance premiums paid by PageNet.



(14) Includes payment of $41,589 made to defray Mr. Mullinix's expenses associated with relocation to the Dallas, Texas area.



(15) Includes payments of $7,837 made to defray Mr. Mullinix's expenses associated with relocation to the Dallas, Texas area.



(16) Ms. Bace joined PageNet on August 19, 1998 as Senior Vice President of Marketing and was promoted to Executive Vice President and Chief Administrative Officer of PageNet on June 2, 1999.



(17) Includes $2,742 of long-term disability insurance premiums paid by PageNet.



(18) Mr. Scott served as Senior Vice President and Chief Technology Officer of PageNet from June 1999 through December 1999. Upon Mr. Scott's change to his current position with Vast, he was no longer an executive officer of PageNet; therefore, Mr. Scott is not listed as an executive officer of PageNet in "PageNet's Management."



(19) Includes $2,043 of long-term disability insurance premiums paid by PageNet.



(20) Represents the fair market value on the date of grant of 5,000 shares of PageNet common stock awarded to Mr. Scott on February 2, 1997, vesting at the rate of 20% per year beginning on February 2, 1998 through 2002, contingent upon meeting performance goals.

OPTION GRANTS IN 1999



     The following table sets forth information on grants of options to purchase PageNet common stock during the year ended December 31, 1999, to PageNet's chief executive officer and those persons who were, at December 31, 1999, the other most highly compensated executive officers of PageNet.





                                NUMBER OF    PERCENTAGE OF
                                 SHARES      TOTAL OPTIONS
                               UNDERLYING     GRANTED TO                                        PRESENT VALUE
                                 OPTIONS       EMPLOYEES                                           ON DATE
NAME                           GRANTED (1)      IN 1999      EXERCISE PRICE   EXPIRATION DATE    OF GRANT(2)
----                           -----------   -------------   --------------   ---------------   -------------
John P. Frazee, Jr. .........    311,500         7.54%          $6.1250          01/20/09        $1,907,938

Mark A. Knickrehm............     65,000                         6.1250          01/20/09           398,125
                                 100,000                         3.3438          06/10/09           334,380
                                 -------                                                         ----------
          Subtotal...........    165,000         3.99%                                              732,505
                                 -------                                                         ----------

Edward W. Mullinix, Jr. .....     65,000                         6.1250          01/20/09           398,125
                                 100,000                         3.3438          06/10/09           334,380
                                 -------                                                         ----------
          Subtotal...........    165,000         3.99%                                              732,505
                                 -------                                                         ----------

Lynn A. Bace.................     65,000                         6.1250          01/20/09           398,125
                                  50,000                         3.3438          06/10/09           167,190
                                 -------         ----           -------                          ----------
          Subtotal...........    115,000         2.78%                                              565,315
                                 -------                                                         ----------

William G. Scott.............     25,000            *            6.1250          01/20/09           153,125


---------------
 *  Less than 1%

(1) All options are exercisable only so long as employment continues or within limited periods following termination of employment. All options have a term of 10 years. All options vest in five equal annual installments beginning on the date of the grant, except that all of such options would vest at the closing of the merger by virtue of a change in control of the ownership of PageNet.

(2) The determination of the present value of PageNet common stock on the date of the grant is based on the Black-Scholes pricing model. Estimated values under the Black-Scholes model are based on standard assumptions as to variables in the model such as stock price volatility, projected future dividend yield and interest rates. In addition, the estimated value is discounted for potential forfeiture due to vesting schedules. The discount rate is consistent with PageNet's employment turnover experience over time. The estimated Black-Scholes values above are based on a range of values for the key variable. The range reflects different values in effect on the grant date of the option: volatility -- ranged from .559 to .583; dividend yield -- 0%; turnover -- 8% per year; risk-free interest rate -- yield to maturity of 10-year treasury note at grant date (rates ranged from 5.41% to 5.56%). The actual value, if any, that an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated using a Black-Scholes model. Currently, all such stock options have no value because the trading price of PageNet shares is below the option exercise prices.

AGGREGATE OPTION EXERCISES IN 1999 AND YEAR-END OPTION VALUES



     The following table sets forth information related to the unexercised options to purchase PageNet common stock that were granted during the year ended December 31, 1999, and prior years under PageNet's 1991 stock option plan to the named officers and held by them at December 31, 1999.





                                                            NUMBER OF UNEXERCISED          VALUE OF UNEXERCISED
                                                                OPTIONS HELD            IN-THE-MONEY OPTIONS HELD
                            SHARES                          AT DECEMBER 31, 1999         AT DECEMBER 31, 1999(1)
                          ACQUIRED ON                    ---------------------------   ----------------------------
NAME                       EXERCISE     VALUE REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                      -----------   --------------   -----------   -------------   -----------    -------------
John P. Frazee, Jr......       0              0            820,600        235,900           0               0
Mark A. Knickrehm.......       0              0            226,000        239,000           0               0
Edward W. Mullinix,
  Jr....................       0              0            226,000        239,000           0               0
Lynn A. Bace............       0              0            136,000        229,000           0               0
William G. Scott........       0              0            105,464         53,000           0               0


---------------

(1) Based on the difference between the exercise price of each option and $0.8130, the last reported sales price of PageNet common stock on the Nasdaq National Market on December 31, 1999, the last trading date in PageNet's 1999 fiscal year.


CONTRACTS RELATED TO EMPLOYMENT


     PageNet and Mr. Frazee entered into an employment agreement on August 4, 1997. This agreement provides that Mr. Frazee is to be employed until July 31, 1998. The agreement is automatically extended for one-year periods unless either PageNet or Mr. Frazee notifies the other party of termination not less than 90 days prior to the beginning of any one-year renewal period. Mr. Frazee's base salary is $675,000 and current target bonus is $350,000 if PageNet achieves the objectives established by the board of directors. The employment agreement also provides that at least 40% of the bonus is to be paid in shares of PageNet common stock. The board of directors gave Mr. Frazee his 1997 and 1998 bonuses in cash, with the understanding that he would use 40% or more of the bonus to purchase Page Net common stock in the public market. In 1997, Mr. Frazee purchased shares in excess of this requirement. Upon signing the employment agreement, Mr. Frazee was granted options to purchase 600,000 shares of common stock, all of which have vested. Mr. Frazee also was awarded 11,510 shares of PageNet common stock under PageNet's 1997 restricted stock plan. In addition, PageNet provides Mr. Frazee with transportation to and from his residence in Florida.


CHANGE OF CONTROL SEVERANCE PLAN


     On January 20, 1999, the board of directors approved a severance plan which would provide benefits to substantially all of PageNet's employees in the event of a "change of control" of PageNet. "Change of control" is defined as any merger, sale or other transaction which results in 35% or more of PageNet common stock being held by an outsider, or any change in the composition of a majority of the board of directors. This definition is consistent with the change of control provisions that trigger accelerated vesting under PageNet's 1991 employee stock option plan. The severance plan provides for severance amounts ranging from 50% to 300% of an employee's annual salary and annual target bonus compensation and payment of a pro-rated portion of the employee's annual target bonus compensation. In addition, the severance plan provides that the employee will continue to receive substantially similar medical insurance, disability income protection, life insurance protection and death benefits, and perquisites for at least one year following the date of the employee's termination of employment at no additional cost to the employee above the cost paid by the employee for such benefits immediately prior to the change of control. The severance plan provides no special pension benefits. An employee is entitled to receive benefits under the severance plan if PageNet or its successor in interest terminates the employee without cause or the employee resigns for good reason during the 12-month period immediately following a change in control. Good reasons for an employee's resignation under the severance plan include a reduction in the employee's compensation, a significant change in the employee's duties, responsibilities, title or authorities, relocation of the employee's office to a location more than 50 miles from the location of the employee's office prior to the change in control, and PageNet's failure to obtain the agreement from a successor to assume and agree to perform the severance plan. The amount an employee will receive depends upon the employee's position at PageNet. Payments under the plan are made in one lump sum. At the time of its consideration of the Arch merger, PageNet's board of directors approved an increase in the severance percentages applicable to John P. Frazee, Mark A. Knickrehm, Edward W. Mullinix, Jr., Lynn A. Bace and Julian B. Castelli from 200% to 300% of their annual salary and annual target bonus compensation. However, Mr. Knickrehm would not be entitled to severance benefits under the severance plan if the Arch merger and Vast distribution occur as planned. See "The Merger -- Interests of Certain Persons in the Merger."

                        PAGENET'S PRINCIPAL STOCKHOLDERS


     The following table sets forth information on the beneficial ownership of PageNet's common stock as of April 25, 2000 by:


     - each person who is known by PageNet to beneficially own more than 5% of its outstanding shares of common stock;

     - each current director of PageNet;

     - PageNet's chief executive officer and the other named executive officers of PageNet; and

     - all of PageNet's current executive officers and directors as a group.


                                                           NUMBER OF SHARES AND
                                                           NATURE OF BENEFICIAL      PERCENT OF
NAME                                                           OWNERSHIP(1)        COMMON STOCK(2)
----                                                       --------------------    ---------------
Wellington Management Company, LLP.......................       9,711,400(3)              9.3%
  75 State Street, Boston, MA 02109
Richard C. Alberding.....................................          47,307(4)                *
Lynn A. Bace.............................................         151,000(5)                *
Hermann Buerger..........................................          50,810(6)                *
Jeffrey M. Cunningham....................................          27,000(7)                *
Gary J. Fernandes........................................          18,000(8)                *
John P. Frazee, Jr.......................................         952,760(9)                *
Mark A. Knickrehm........................................        246,000(10)                *
John S. Llewellyn, Jr....................................         27,437(11)                *
Robert J. Miller.........................................         18,000(12)                *
Edward W. Mullinix, Jr...................................        247,000(13)                *
William G. Scott.........................................        113,368(14)                *
All executive officers and directors as a group (18
  persons)...............................................      2,295,777(15)              2.2%


---------------
  * Less than 1%


 (1) Unless otherwise indicated, each person has sole voting and investment power over the shares listed. These numbers include options vested and exercisable as of April 25, 2000 or within 60 days after such date.



 (2) The total number of shares of PageNet common stock outstanding as of April 25, 2000 is 104,242,067.



 (3) Information has been obtained from the Form 13G filed by Wellington Management Company, LLP on February 10, 2000. Wellington, in its capacity as investment advisor, may be deemed to beneficially own the shares of PageNet common stock which are held of record by clients of Wellington. Wellington has shared voting power and shared investment discretion with Wellington Trust Company, NA for 6,427,100 shares and 9,711,400 shares respectively.


 (4) Includes 45,000 shares subject to options that are vested and exercisable within 60 days.


 (5) Includes 146,000 shares subject to options that are vested and exercisable within 60 days.



 (6) Includes 27,000 shares subject to options that are vested and exercisable within 60 days.



 (7) Includes 27,000 shares subject to options that are vested and exercisable within 60 days.



 (8) Includes 18,000 shares subject to options that are vested and exercisable within 60 days.



 (9) Includes 829,600 shares subject to options that are vested and exercisable within 60 days.



(10) Includes 246,000 shares subject to options that are vested and exercisable within 60 days.

(11) Includes 27,000 shares subject to options that are vested and exercisable within 60 days.



(12) Includes 18,000 shares subject to options that are vested and exercisable within 60 days.



(13) Includes 246,000 shares subject to options that are vested and exercisable within 60 days.



(14) Includes 105,464 shares subject to options that are vested and exercisable within 60 days.



(15) Includes 2,134,553 shares subject to options that are vested and exercisable within 60 days.

                              THE COMBINED COMPANY

BUSINESS


     The combined company to be formed by the merger of Arch and PageNet will be one of the leading wireless communications companies in the United States.



     PageNet and Arch believe that the combined company will be well positioned to compete effectively with other paging carriers as well as with cellular, PCS and other wireless messaging companies. The combination of PageNet's broad range of wireless products and new advanced wireless network with Arch's extensive national accounts and strong sales and marketing infrastructure should enable the combined company to:



     - offer advanced messaging services and an expanded set of their products and services such as Internet-based wireless information, over PageNet's advanced wireless network;



     - create significant economic efficiencies which will enable the combined company to continue to price its services and products competitively; and



     - create a financially stronger company.



     The size of the combined company's narrowband PCS network will depend on the results of a pending Federal Communications Commission proceeding. See "Arch's Business -- Networks and Licenses -- Narrowband PCS and Licenses" and "Risk Factors -- Government telecommunications regulation may burden Arch's operations and undermine Arch's competitive position -- The Federal Communications Commission may require Arch to relinquish some of its licenses."


STRATEGY

     Arch expects the combined company to execute the following strategy:


     The combined company will offer expanded products and services. The combined company plans to immediately offer a broader variety of products and services to a larger number of customers than either Arch or PageNet currently offers alone. Furthermore, the combination of PageNet's existing nationwide narrowband PCS network, together with Arch's customer base, marketing abilities, and innovative customer service and support platform should facilitate the development, commercialization and introduction of advanced communications products and services. Arch's management believes that these advanced communications products and services are necessary for Arch to compete effectively in the fast-paced, constantly changing wireless communications industry.



     Arch intends to combine its expertise in direct marketing and retail distribution with a technologically-advanced network over which PageNet plans to offer an expanding array of advanced messaging services. PageNet has invested heavily in infrastructure and software development in order to develop new services. The combined company will apply Arch's marketing skill and PageNet's advanced service capabilities to expand the number of customers using these advanced services. Arch and PageNet believe that the size of their combined customer base will create greater incentives for equipment manufacturers to engage in research and development and to deploy new equipment for its subscribers.



     The combination will create significant economic efficiencies. The combined company will work to identify redundant managerial and administrative functions that can be eliminated without a material impact on customer service. In addition, the combined company should be able to reduce its costs by gradually improving the operating processes of the combined company and by taking advantage of opportunities to obtain efficiency gains.



     The merger will result in a financially stronger company. The combined company will be financially stronger than Arch or PageNet individually. As of December 31, 1999, PageNet and Arch had leverage ratios of 9.7 and 5.1 times earnings before interest, income taxes, depreciation and amortization respectively based on each company's adjusted earnings before interest, income taxes, depreciation and amortization for the year ended December 31, 1999. As part of the merger, as much as $1.6 billion of

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Arch and PageNet debt will be converted into Arch common stock, assuming 100% of the Arch discount notes and PageNet senior subordinated notes are exchanged. As a result, the combined company will have a significantly lower overall leverage ratio. The combined company projects $1.7 billion in annualized revenue and annualized earnings before interest, income taxes, depreciation and amortization of $446.2 million. The combined company's leverage ratio would be reduced to less than 4.0 times earnings before interest, income taxes, depreciation and amortization. This leverage ratio is lower than the leverage ratio for the combined company's competitors, Aquis Communications Group, Inc., Metrocall,
Inc. and WebLink Wireless, Inc., which have leverage ratios of 5.7, 5.0 and 11.9 times adjusted earnings before interest, income taxes, depreciation and amortization, respectively, and should assist the combined company in making the capital investments necessary to execute its strategy.


MANAGEMENT

     The combined company's board of directors will consist of six designees of the current Arch board, three designees of the PageNet board and up to three designees of PageNet's three largest noteholders. If any of such noteholders do not designate directors for themselves, Arch's current board will designate additional directors instead, so that there may be up to nine Arch nominees.


     None of PageNet's three largest noteholders has informed Arch or PageNet whether it intends to designate a director. PageNet's board has not yet designated its three directors to the board of the combined company. Arch's board has not yet designated its six directors to the board of the combined company.



     Mr. Frazee will become chairman of the board of the combined company, Mr. Baker will continue to serve as chief executive officer, and Arch's other executive officers will retain their current positions. Although Arch expects that a number of PageNet's current officers may not continue as employees of the combined company, it has not developed any firm plans. If all of the officers wished to continue but were dismissed, they would receive a total of approximately $15.9 million in estimated severance benefits. See "PageNet's Management -- Change of Control Severance Plan."



PRO FORMA INFORMATION, UNAUDITED FINANCIAL PROJECTIONS AND OPERATIONAL COST SYNERGIES



     On a pro forma basis at December 31, 1999, the combined company would have had approximately 15.5 million units in service, total assets of $2.9 billion and total long-term debt of $1.8 billion, assuming that all of the outstanding discount notes are exchanged for common stock. For the year ended December 31, 1999, the combined company would have had pro forma total revenues of $1.7 billion, adjusted pro forma earnings before interest, income taxes, depreciation and amortization of $473.9 million and net loss of $399.9. This pro forma net loss excludes the effects of an extraordinary gain relating to the extinguishment of debt of $6.9 million and the negative $40.8 million cumulative effect of accounting change relating to Arch's and PageNet's original application of Statement of Position 98-5 "Reporting on The Costs of Start-Up Activities." This amount also excludes the impact of expected operational cost synergies. For the year ended December 31, 1999, the combined company's pro forma cash flows provided by operating activities, used in investing activities and provided by financing activities would have been $324.8 million, $420.0 million and $340.6 million, respectively. The adjusted pro forma cash flow information assumes that the merger and related transactions had been effected as of January 1, 1999. Leverage for the combined company on a pro forma basis, as measured by the ratio of total debt to adjusted pro forma earnings before interest, income taxes, depreciation and amortization for the year ended December 31, 1999, would have been 3.8 to 1.0. This also excludes the impact of expected operational cost synergies. Adjusted pro forma earnings before interest, income taxes, depreciation and amortization is earnings before interest, income taxes, depreciation and amortization, net of restructuring charges, bankruptcy related expenses, equity in loss of affiliates, income tax benefit, interest and non-operating expenses (net) and extraordinary items. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."


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     Arch and PageNet have developed the unaudited combined company projections contained in Annex E. The projections consist of projected operating and financial results for the six months ending December 31, 2000 and the year ending December 31, 2001. The projections assume that the merger and related transactions will take place as of July 1, 2000. The projections have been prepared for filing with the bankruptcy court if PageNet commences a bankruptcy case and following the methodology customarily used by companies in preparing projections for filing with a bankruptcy court.



     THE COMBINED COMPANY PROJECTIONS WERE NOT PREPARED TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. NEITHER THE INDEPENDENT ACCOUNTANTS FOR ARCH NOR THE INDEPENDENT AUDITORS FOR PAGENET HAVE EXAMINED OR COMPILED THE ACCOMPANYING PROJECTIONS AND ACCORDINGLY DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE PROJECTIONS, ASSUME NO RESPONSIBILITY FOR THE PROJECTIONS AND DISCLAIM ANY ASSOCIATION WITH THE PROJECTIONS.



     ARCH AND PAGENET DO NOT PUBLISH PROJECTIONS OF THEIR RESPECTIVE ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS. HOWEVER, TO THE EXTENT THEY BELIEVE THAT THE SECURITIES LAWS REQUIRE, ARCH AND PAGENET WILL:



     - FURNISH UPDATED COMBINED COMPANY PROJECTIONS,



     - INCLUDE SUCH UPDATED INFORMATION IN ANY DOCUMENTS WHICH MAY BE REQUIRED TO BE FILED WITH THE SEC, OR



     - OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.



     THE SECURITIES LAWS REQUIRE FULL AND PROMPT DISCLOSURE OF MATERIAL FACTS, BOTH FAVORABLE AND UNFAVORABLE, REGARDING ARCH'S AND PAGENET'S FINANCIAL CONDITION AND MAY EXTEND TO SITUATIONS WHERE MANAGEMENT KNOWS OR HAS REASON TO KNOW ITS PREVIOUSLY DISCLOSED PROJECTIONS NO LONGER HAVE A REASONABLE BASIS. MANAGEMENT OF ARCH AND PAGENET BELIEVE THAT THE PROJECTED AMOUNTS ARE THE MOST PROBABLE SPECIFIC AMOUNTS THAT THEY CAN FORECAST AND THAT THE ESTIMATES AND ASSUMPTIONS THEY HAVE MADE IN ARRIVING AT THESE AMOUNTS ARE REASONABLE. THE ESTIMATES AND ASSUMPTIONS MAY NOT BE REALIZED, HOWEVER, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF ARCH AND PAGENET. NO REPRESENTATIONS CAN BE OR ARE MADE AS TO WHETHER ACTUAL RESULTS WILL MEET THE RESULTS SET FORTH IN THE COMBINED COMPANY PROJECTIONS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR MAY BE UNANTICIPATED, AND THEREFORE MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. SEE "FORWARD-LOOKING STATEMENTS."



     The projections contemplate that Arch should be able to operate its business, fund its foreseeable capital commitments and service its debt for the six months ending December 31, 2000 and the year ending December 31, 2001. The projections contemplate that, for the six months ending December 31, 2000, Arch will borrow approximately $35.0 million under its available line of credit so that, together with its projected opening cash balance of $30.7 million and projected adjusted earnings before interest, income taxes, depreciation and amortization of $223.1 million, it will have sufficient cash to pay projected interest of $96.4 million, capital expenditures of $111.0 million, transaction costs and working capital requirements relating to the merger of $64.0 million and reduce borrowings by a projected $8.1 million. During 2001, the projections contemplate that adjusted earnings before interest, income taxes, depreciation and amortization of $507.6 million will be sufficient to pay projected interest of $188.8 million, income taxes of $15.0 million, capital expenditures of $232.3 million, working capital requirements of $10.2 million and reduce borrowings by a projected $64.2 million.


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                     DESCRIPTION OF PAGENET'S COMMON STOCK


     PageNet's authorized capital stock consists of 250,000,000 shares of common stock and 25,000,000 shares of preferred stock. Each share has a par value of $.01 per share. On April 25, 2000, there were 104,242,067 shares of common stock outstanding held by approximately 923 stockholders of record and no shares of preferred stock issued and outstanding.



     To learn how to obtain copies of PageNet's certificate of incorporation and bylaws. See "Where You Can Find More Information."



     Holders of common stock are entitled to one vote per share. They are entitled to receive dividends when and if declared by PageNet's board of directors and to share, on the basis of their shareholdings, in the assets of PageNet that are available for distribution to its stockholders in the event of liquidation. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Holders of common stock do not have cumulative voting rights.


                    DESCRIPTION OF ARCH'S EQUITY SECURITIES


     Arch's authorized capital stock consists of 150,000,000 shares of common stock, 10,000,000 shares of Class B common stock and 10,000,000 shares of preferred stock, consisting of 300,000 shares of Series B preferred stock, 250,000 shares of Series C preferred stock, 1,000,000 shares of Series D preferred stock, 1,000,000 shares of Series E preferred stock and 7,450,000 additional shares of preferred stock. Each share has a par value of $.01. On May 10, 2000, there were 63,694,324 outstanding shares of common stock held by approximately 1,631 stockholders of record, 2,712,185 outstanding shares of Class B common stock held by three stockholders of record, 250,000 outstanding shares of Series C preferred stock held by nine stockholders of record and 1,000,000 shares of Series D convertible preferred stock held by 10 stockholders of record.



     To learn how to obtain copies of the certificate of incorporation and bylaws, see "Where You Can Find More Information."


COMMON STOCK


     Holders of common stock are entitled to one vote per share. They are entitled to receive dividends when and if declared by Arch's board of directors and to share, on the basis of their shareholdings, in the assets of Arch that are available for distribution to its stockholders in the event of liquidation. These rights of the common stock are subject to any preferences or participating or similar rights of any series of preferred stock that is outstanding at the time. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Holders of common stock do not have cumulative voting rights.


CLASS B COMMON STOCK


     Shares of Arch's Class B common stock are identical in all respects to shares of Arch's common stock, except that:



     - a holder of Class B common stock is not entitled to vote in the election of directors and is entitled to 1/100th vote per share of common stock on all other matters voted on by Arch's stockholders;



     - shares of Class B common stock will automatically convert into an identical number of shares of common stock upon the transfer of Class B common shares to any person or entity, other than a Class B holder. A Class B holder is:



        - any person or entity that received shares of Class B common stock in the initial distribution of those shares;



        - any person or entity that, when taken together with any person or entity that received shares of Class B common stock in the initial distribution, constitutes a "person" or "group," as defined in sections 13(d) and 14(d) of the Securities and Exchange Act of 1934; or

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


        - any affiliate of the preceding persons or entities.



     The holder that is transferring its shares of Class B common stock must certify to Arch:



        - the number of shares of Class B common stock being transferred; and



        - that, to its knowledge, after due inquiry, the shares of Class B common stock are not being transferred to a Class B holder.



     Class B common stock was originally issued only to four stockholders, who acted as standby purchasers in connection with Arch's acquisition of MobileMedia. Shares of Class B common stock were issued only to the extent that the standby purchasers and their affiliates would otherwise have owned, in the aggregate, more than 49.0% of the outstanding shares of capital stock of Arch generally entitled to vote in the election of directors or more than 49.0% of the voting power of the outstanding voting shares upon consummation of the MobileMedia acquisition, assuming the conversion of all convertible securities and assuming the exercise of all warrants held by the standby purchasers and their affiliates. Class B Common Stock was used so that the issuance of stock to the standby purchasers in connection with the MobileMedia acquisition would not trigger the change of control repurchase provisions contained in the indentures governing Arch's outstanding indebtedness. See "Description of Indebtedness -- Arch."


PREFERRED STOCK


     Arch's board of directors is authorized, without any further action by the stockholders of Arch, to issue preferred stock from time to time in one or more series and to fix the voting, dividend, conversion, redemption and liquidation rights and preferences of any such series and whatever other designations, preferences and special rights Arch's board of directors may decide upon. Arch does not have any present plans to issue shares of its preferred stock, other than the shares of Series C and Series D preferred stock currently outstanding and the possible issuance of Series E preferred stock as described below.


SERIES C PREFERRED STOCK


     The Series C preferred stock has the rights and preferences summarized below:



     Conversion. The Series C preferred stock was convertible into common stock at an initial conversion rate of 6.06 shares of common stock for each share of Series C preferred stock, subject to certain adjustments. These adjustments include the issuance of common stock, or rights or options for common stock, at a price less than the market price of common stock. The conversion of the Series C preferred stock automatically adjusts on a quarterly basis to reflect the accrual of dividends to the extent that dividends are not paid on a current basis in cash or stock. Until July 1, 2000, the conversion rate will be 7.0176-to-1, so that 1,754,408 shares of common stock are issuable upon the conversion of all shares of Series C preferred stock in the aggregate. This aggregate number of common shares increases by approximately 34,000 shares per quarter.



     Dividends. The Series C preferred stock earns dividends at an annual rate of 8.0% payable when declared quarterly in cash or, at Arch's option, through the issuance of shares of common stock valued at 95% of the then prevailing market price. If not paid quarterly, dividends accumulate and become payable upon redemption or conversion of the Series C preferred stock or upon liquidation of Arch.



     Voting Rights. So long as at least 50% of the Series C preferred stock remains outstanding, the holders of the Series C preferred stock have the right, voting as a separate class, to designate one member of the boards of directors of Arch and a principal subsidiary. The director has the right to be a member of any committee of either board of directors. On all other matters, the Series C preferred stock and the common stock vote together as a single class. Each share of Series C preferred stock is entitled to as many votes as the number of shares of common stock into which it is convertible (7.0176 prior to July 1, 2000).



     Liquidation Preference. Upon liquidation, dissolution or winding up of Arch, before any distribution or payment is made to holders of common stock, Arch must pay to the holders of Series C preferred stock $100.00 per share of Series C preferred stock, subject to specified adjustments, plus any accrued and

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unpaid dividends on such shares of Series C preferred stock. If the assets of
Arch are insufficient to permit full payment of such liquidation preference to the holders of Series C preferred stock, then the assets will be distributed pro rata among the holders of the Series C, Series D and Series E preferred stock.



     Redemption. Holders of Series C preferred stock may require Arch to redeem the Series C preferred stock in the year 2005 for an amount equal to the amount of the liquidation preference of the Series C preferred stock. Arch may elect to pay the redemption price in cash or in common stock valued at 95% of its then prevailing market price. Series C preferred stock is subject to redemption for cash or common stock at Arch's option in specified circumstances.



SERIES D PREFERRED STOCK



     The Series D preferred stock has the rights and preferences summarized below:



     Conversion. Each share of Series D preferred stock is convertible into Arch common stock at any time, at the option of the holder thereof, into 6.61318 shares of common stock. Upon completion of the merger of Arch and PageNet, each share of Series D preferred stock will automatically convert into 6.61318 shares of common stock of Arch.



     Dividends. If not earlier converted, Series D preferred stock bears dividends commencing March 15, 2001 at the rate of 10 7/8% per annum. At Arch's option, dividends are payable in cash at the rate of $10.875 per share per annum or through the issuance of one-tenth of one share of Arch's Series E preferred stock per share per annum. If not paid semi-annually, dividends accumulate and become payable upon redemption of the Series D preferred stock or upon liquidation of Arch.



     Voting Rights. Except as required by law, the Series D preferred stock and the common stock vote together as a single class. Each share of Series D preferred stock is entitled to as many votes as the number of shares of common stock into which it is convertible (currently 6.61318 shares).



     Liquidation Preference. Upon liquidation, dissolution or winding up of Arch, before any distribution or payment is made to holders of common stock, Arch must pay to the holders of Series D preferred stock an amount equal to (1) $90.943977 per share, plus (2) 10.875% per annum on such amount through March 15, 2001, plus (3) any accrued and unpaid dividends on the Series D preferred stock. If all mandatory dividends on the Series D preferred stock accrue and are paid upon liquidation, the liquidation preference of the Series D preferred stock will be $176.125 per share. If the assets of Arch are insufficient to permit full payment of such liquidation preference to the holders of Series D preferred stock, then the assets will be distributed pro rata among the holders of the Series C, Series D and Series E preferred stock.



     Redemption. Arch is required to redeem all outstanding shares of Series D preferred stock on March 15, 2008 at a cash redemption price equal to the amount of the liquidation preference of the Series D preferred stock.



SERIES E PREFERRED STOCK



     The Series E preferred stock has the rights and preferences summarized below:



          Conversion. Series E preferred stock is not convertible into Arch common stock.



          Dividends. Series E preferred stock does not bear dividends.



          Voting Rights. Except as required by law, the Series E preferred stock has no voting rights.



          Liquidation Preference. Upon liquidation, dissolution or winding up of Arch, before any distribution or payment is made to holders of common stock. Arch must pay to the holders of Series E preferred stock an amount equal to $108.75 per share. If the assets of Arch are insufficient to permit full payment of such liquidation preference to the holders of Series E preferred stock, then the assets will be distributed pro rata among the holders of the Series C, Series D and Series E preferred stock.

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


          Redemption. Arch is required to redeem all outstanding shares of Series E preferred stock on March 15, 2008 at a cash redemption price equal to the amount of the liquidation preference of the Series E preferred stock.


WARRANTS

     In connection with the MobileMedia acquisition, Arch issued:

     - warrants to acquire up to 1,225,220 shares of common stock to the standby purchasers and


     - warrants to acquire up to 14,890,202 shares of common stock to persons who were holders of record of common stock and Series C preferred stock on January 27, 1999.



     The warrant exercise price is $9.03 per share. This exercise price was determined by negotiations between Arch and MobileMedia. These warrants will expire on September 1, 2001.



     In connection with the issuance of common stock for convertible subordinated debentures in October 1999, Arch issued warrants to purchase 540,487 shares of common stock at $9.03 per share. These warrants also expire on September 1, 2001.


     The warrant exercise price or the number of shares purchasable upon exercise of the warrants is subject to adjustment from time to time upon the occurrence of stock dividends, stock splits, reclassifications, issuances of stock or options at prices below prevailing market prices and other events described in the warrant agreement. Arch may irrevocably reduce the warrant exercise price for any period of at least 20 calendar days to any amount that exceeds the par value of common stock.

FOREIGN OWNERSHIP RESTRICTIONS


     Under the Communications Act of 1934, not more than 25% of Arch's capital stock may be owned or voted by aliens or their representatives, a foreign government or its representative or a foreign corporation if the Federal Communications Commission finds that the public interest would be served by denying such ownership. See "Industry Overview -- Regulation." Accordingly, Arch's certificate of incorporation provides that Arch may redeem outstanding shares of its stock from holders if the continued ownership of such stock by such holders, because of their foreign citizenship or otherwise, would place the Federal Communications Commission licenses held by Arch in jeopardy. Required redemptions, if any, will be made at a price per share equal to the lesser of the fair market value of the shares, as defined in the certificate of incorporation, or, if such shares were purchased within one year prior to the redemption, the purchase price of such shares.


ANTI-TAKEOVER PROVISIONS


     Provisions of Delaware law and Arch's certificate of incorporation and by-laws may have the effect of delaying, making more difficult or preventing a change in control or acquisition of Arch by means of a tender offer, a proxy contest or otherwise. These provisions, as summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Arch to first negotiate with Arch. Arch believes that the benefits of increased protection of Arch's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Arch outweigh the disadvantages of discouraging such proposals because, among other things, negotiations with respect to such proposals could result in an improvement of their terms.


  Rights Plan


     Under Arch's preferred stock rights plan, each outstanding share of common stock has attached to it one purchase right. Each purchase right entitles its holder to purchase from Arch a fractional share of Series B preferred stock of Arch at a cash purchase price of $150.00 per fractional share of preferred stock, subject to adjustment. The purchase rights automatically attach to and trade together with each share of common stock.


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


     Each fractional share of preferred stock has voting, dividend and liquidation rights equivalent to one share of Arch's common stock. As a result, an Arch stockholder who purchases all of the preferred stock fractional shares that it is entitled to purchase will double its voting power, dividend rights and liquidation rights.


     The purchase rights are not exercisable or transferable separately from the shares of common stock to which they are attached until ten business days following the earlier of:

     - a public announcement that an acquiring person, or group of affiliated or associated acquiring persons, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the common stock, or up to 33% in certain specified circumstances described below, or

     - the commencement of a tender offer or exchange offer that would result in a person or group individually owning 30% or more of then outstanding shares of common stock.

     The purchase rights will not become exercisable, however, if the acquiring person offers to purchase all outstanding shares of common stock and Arch's independent directors determine that such offer is fair to Arch's stockholders and in their best interests.


     If the purchase rights become exercisable, each holder of a purchase right, other than the acquiring person, will have the right to use the $150.00 exercise price of the purchase right to purchase fractional shares of preferred stock. All purchase rights that are beneficially owned by an acquiring person will become null and void in such circumstances. Therefore, the acquiring person will not increase its voting, dividend or liquidation rights.


     If an acquiring person acquires common stock and either:

     - Arch is acquired in a merger or other business combination transaction in which Arch is not the surviving corporation or the common stock is changed or exchanged, except for a merger that follows an offer determined to be fair by Arch's independent directors as described above, or

     - 50% or more of Arch's assets or earning power is sold or transferred,


then each holder of a purchase right, other than the acquiring person, will have the right to use the $150.00 exercise price of the purchase right to purchase shares of common stock of the acquiring company at one-half of their then current market price.


     The purchase rights are not currently exercisable. In connection with the MobileMedia acquisition, Arch amended the preferred stock rights plan to permit each standby purchaser to acquire, without becoming an acquiring person, up to
(1) the number of shares distributed to it or purchased by it in connection with the MobileMedia acquisition, plus (2) an additional 5% of the outstanding common stock, but in no event more than a total of 33% of such outstanding stock for W.R. Huff, 27% for Whippoorwill, 26% for CS First Boston, 15.5% for Northwestern Mutual or 19.0% for Resurgence. The standby purchasers will not be considered to be a group for purposes of the preferred stock rights plan solely because of performance of their contractual commitments as standby purchasers.

     Arch has further amended the plan to permit the PageNet merger to take place without causing the purchase rights to become exercisable.

  Classified Board of Directors


     Arch's certificate of incorporation and bylaws provide that Arch's board of directors will be divided into three classes, with the terms of each class expiring in a different year. The bylaws provide that the number of directors will be fixed from time to time exclusively by the board of directors, but shall consist of not more than 15 nor less than three directors. A majority of the board of directors then in office has the sole authority to fill in any vacancies on the board of directors. The certificate of incorporation provides that directors may be removed only by the affirmative vote of holders of at least 80% of the voting power of all then outstanding shares of stock, voting together as a single class.

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  Stockholder Actions and Meetings

     Arch's certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The certificate of incorporation and by-laws provide that special meetings of stockholders can be called by the chairman of the board, pursuant to a resolution approved by a majority of the total number of directors which Arch would have if there were no vacancies on the board of directors, or by stockholders owning at least 20% of the stock entitled to vote at the meeting. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the chairman of the board, or at the request of a majority of the members of the board of directors, or as specified in the stockholders' call for a meeting.

     The by-laws set forth an advance notice procedure with regard to the nomination of candidates for election as directors who are not nominees of the board of directors. The by-laws provide that any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors only if detailed written notice has been given to the Secretary of Arch within specified time periods.


  Amendment of Certain Provisions of Arch's Certificate of Incorporation and Bylaws



     Arch's certificate of incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all then outstanding shares of stock, voting together as a single class, to amend specified provisions of the certificate of incorporation. These include provisions relating to the removal of directors, the prohibition on stockholder action by written consent instead of a meeting, the procedural requirements of stockholder meetings and the adoption, amendment and repeal of certain articles of the bylaws.


  Consideration of Non-Economic Factors in Acquisitions

     Arch's certificate of incorporation empowers Arch's board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. These factors may include: (1) comparison of the proposed consideration to be received by stockholders in relation to the then current market price of the capital stock, the estimated current value of Arch in a freely negotiated transaction, and the estimated future value of Arch as an independent entity;
(2) the impact of such a transaction on the subscribers and employees of Arch and its effect on the communities in which Arch operates; and (3) the ability of Arch to fulfill its objectives under applicable statutes and regulations.

  Restrictions on Purchases of Stock by Arch

     Arch's certificate of incorporation prohibits Arch from repurchasing any shares of Arch's stock from any person, entity or group that beneficially owns 5% or more of Arch's then outstanding voting stock at a price exceeding the average closing price for the twenty trading business days prior to the purchase date, unless a majority of Arch's disinterested stockholders approves the transaction. A disinterested stockholder is a person who holds less than 5% of the voting power of Arch. This restriction on purchases by Arch does not apply to (1) any offer to purchase a class of Arch's stock which is made on the same terms and conditions to all holders of the class of stock, (2) any purchase of stock owned by such a 5% stockholder occurring more than two years after such stockholder's last acquisition of Arch's stock, (3) any purchase of Arch's stock in accordance with the terms of any stock option or employee benefit plan, or
(4) any purchase at prevailing marketing prices pursuant to a stock repurchase program.

  "Blank Check" Preferred Stock

     Arch's board of directors is authorized, without any further action by the stockholders of Arch, to issue preferred stock from time to time in one or more series and to fix the voting, dividend, conversion, redemption and liquidation rights and preferences of any such series and whatever other designations, preferences and special rights the board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and be used as a means of discouraging, delaying or preventing a change of control in Arch.


  Delaware Anti-Takeover Statute


     Section 203 of the Delaware corporations statute is applicable to publicly held corporations organized under the laws of Delaware, including Arch. Subject to various exceptions, Section 203 provides that a corporation may not engage in any "business combination" with any "interested stockholder" for a three-year period after such stockholder becomes an interested stockholder unless the interested stockholder attained that status with the approval of the board of directors or the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions which result in a financial benefit to the interested stockholder. Subject to various exceptions, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting stock or was the owner of 15% or more of the outstanding voting stock within the previous three years. Section 203 may make it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. The stockholders may elect not to be governed by Section 203, by adopting an amendment to the corporation's certificate of incorporation or bylaws which becomes effective twelve months after adoption. Arch's certificate of incorporation and by-laws do not exclude Arch from the restrictions imposed by Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring Arch to negotiate in advance with Arch's board of directors.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for common stock is Equiserve Trust Company, N.A., 150 Royall Street, Canton, MA 02021.


REGISTRATION RIGHTS


     Holders of Class B common stock have demand registration rights which may be exercised no more than twice. These demand rights entitle the holders of Class B common stock to require Arch to register all or any portion of their shares for public resale by the holders. Arch has also agreed to provide the same stockholders "piggyback" registration rights with respect to other offerings filed by Arch. These piggyback rights entitle any holder of Class B common stock to include their shares in a registration statement for shares that Arch wishes to sell, unless the underwriters for Arch's shares believe that the number of shares included in the registration statement should be limited for marketing reasons. In that case, Class B common stockholders would be entitled to include the same percentage of the shares they own as the percentage that any other stockholder participating in the offering is entitled to include.



     The holders of Series C preferred stock and the former stockholders of PageCall are also entitled to demand rights and piggyback registration rights. The demand rights entitle the holders of at least 25% of the outstanding shares of Series C preferred stock to require Arch to register their shares in a public resale having an aggregate offering price exceeding $1 million. The piggyback rights entitle all holders of Series C preferred stock to include their shares in a registration statement for shares that Arch wishes to sell, unless the underwriters for Arch's shares believe that the number of shares included in the registration statement should be limited for marketing reasons. In that case, Series C preferred stockholders would be entitled to include the same percentage of the shares they own as the percentage that any other stockholder participating in the offering is entitled to include.

                          DESCRIPTION OF INDEBTEDNESS

ARCH

     Arch and its principal operating subsidiaries each have substantial amounts of outstanding indebtedness that provide necessary funding and impose various limitations on Arch's operations.

  Secured Credit Facility


     A principal operating subsidiary has a secured credit facility that currently permits it to borrow up to $577.9 million from The Bank of New York, Royal Bank of Canada, Toronto Dominion (Texas), Inc., Barclays Bank, PLC and other financial institutions. At December 31, 1999, $438.9 million of borrowings were outstanding.



     The facility consists of a $175.0 million reducing revolving Tranche A facility, a $100.0 million Tranche B facility and a $302.9 million Tranche C facility. The Tranche A Facility will be reduced on a quarterly basis commencing on September 30, 2000 and will mature on June 30, 2005. The Tranche B Facility converted into a term loan on June 27, 1999 and will be amortized in quarterly installments commencing September 30, 2000, with an ultimate maturity date of June 30, 2005. The Tranche C Facility began amortizing in annual installments commencing December 31, 1999, with an ultimate maturity date of June 30, 2006.



     On March 23, 2000, the senior credit facility was amended to add a $746.6 million Tranche B-1 term loan to be used to assume obligations under PageNet's existing credit facility upon completion of the pending PageNet merger. The Tranche B-1 term loan will be amortized in quarterly installments commencing March 31, 2001, with an ultimate maturity date of June 30, 2006.



     Arch and substantially all of its operating subsidiaries are either borrowers or guarantors under the secured credit facility. Direct obligations and guarantees under the facility are secured by a pledge of the capital stock of some operating subsidiaries and by security interests in various assets.



     Borrowings under the secured credit facility bear interest based on a reference rate equal to either:



     - The Bank of New York's announced alternate base rate plus a margin of between 0.75% and 5.625%, determined by comparing total debt to annualized earnings before interest, income taxes, depreciation and amortization;



     - The Bank of New York's announced LIBOR rate, plus a margin of between 2.0% and 6.875%, determined by comparing total debt to annualized earnings before interest, income taxes, depreciation and amortization.



     The weighted average interest rate was 11.6% on March 31, 2000 and has varied from 10.7% to 11.6% since the facility was comprehensively amended in June 1999.



     The secured credit facility requires payment of fees on the daily average amount available to be borrowed under the Tranche A facility. These fees vary depending on specified ratios of total debt to annualized earnings before interest, income taxes, depreciation and amortization.


     The secured credit facility contains restrictions that limit, among other things:

     - additional indebtedness and encumbrances on assets;

     - cash dividends and other distributions;

     - mergers and sales of assets;

     - the repurchase or redemption of capital stock;

     - investments;

     - acquisitions that exceed certain dollar limitations without the lenders' prior approval; and

     - prepayment of indebtedness other than indebtedness under the secured credit facility.

     In addition, the secured credit facility requires Arch and its subsidiaries to meet financial covenants, including ratios of earnings before interest, income taxes, depreciation and amortization to fixed charges, earnings before interest, income taxes, depreciation and amortization to debt service, earnings before interest, income taxes, depreciation and amortization to interest service and total indebtedness to earnings before interest, income taxes, depreciation and amortization.


  Subsidiary's Senior Notes


     Another principal operating subsidiary of Arch has the following issues of unsecured senior notes outstanding:


PRINCIPAL AMOUNT     INTEREST
ACCRETED AT 9/30/99    RATE      MATURITY DATE     INTEREST PAYMENT DATES
-------------------  --------   ----------------   ----------------------
$125.0 million        9 1/2%    February 1, 2004   February 1, August 1
$100.0 million           14%    November 1, 2004   May 1, November 1
$127.5 million       12 3/4%    July 1, 2007       January 1, July 1
$139.8 million       13 3/4%    April 15, 2008     April 15, October 1

  Redemption

     The subsidiary may choose to redeem any amounts of these senior notes during the periods indicated in the following table. The redemption prices will equal the indicated percentages of the principal amount of the notes, together with accrued and unpaid interest to the redemption date:

                 9 1/2% SENIOR NOTES
------------------------------------------------------
REDEMPTION DATE                       REDEMPTION PRICE
---------------                       ----------------
February 1, 1999 to January 31, 2000     104.750%
February 1, 2000 to January 31, 2001     103.167%
February 1, 2001 to January 31, 2002     101.583%
On or after February 1, 2002             100.000%

                   14% SENIOR NOTES
------------------------------------------------------
REDEMPTION DATE                       REDEMPTION PRICE
---------------                       ----------------
November 1, 1999 to October 31, 2000     107.000%
November 1, 2000 to October 31, 2001     104.625%
November 1, 2001 to October 31, 2002     102.375%
On or after November 1, 2002             100.000%

                 12 3/4% SENIOR NOTES
------------------------------------------------------
REDEMPTION DATE                       REDEMPTION PRICE
---------------                       ----------------
July 1, 2003 to June 30, 2004            106.375%
July 1, 2004 to June 30, 2005            104.250%
July 1, 2005 to June 30, 2006            102.125%
On or after July 1, 2006                 100.000%

                 13 3/4% SENIOR NOTES
------------------------------------------------------
REDEMPTION DATE                       REDEMPTION PRICE
---------------                       ----------------
April 15, 2004 to April 14, 2005         106.875%
April 15, 2005 to April 14, 2006         104.583%
April 15, 2006 to April 14, 2007         102.291%
On or after April 15, 2007               100.000%

     In addition, until July 1, 2001, the subsidiary may elect to use the proceeds of a qualifying equity offering to redeem up to 35% in principal amount of the 12 3/4% senior notes until July 1, 2001, or up to 35% in principal amount of the 13 3/4% senior notes until April 15, 2002, at a redemption price equal to 112.75% of the principal amount of the 12 3/4% senior notes or 113.75% of the principal amount of the 13 3/4% senior notes, together with accrued interest. The subsidiary may make such redemption, however, only if 12 3/4% senior notes with an aggregate principal amount of at least $84.5 million remain outstanding immediately after giving effect to any such redemption of 12 3/4% senior notes, and only if 13 3/4% senior notes with an aggregate principal amount of at least $95.6 million remain outstanding immediately after giving effect to any such redemption of 13 3/4% senior notes. Arch is not, however, obligated to redeem any 12 3/4% senior notes or 13 3/4% senior notes with the proceeds of any equity offering.

  Restrictive Covenants

     The indentures for the senior notes limit the ability of specified subsidiaries to pay dividends, incur secured or unsecured indebtedness, incur liens, dispose of assets, enter into transactions with affiliates, guarantee parent company obligations, sell or issue stock and engage in any merger, consolidation or sale of substantially all of their assets.

  Changes in Control

     Upon the occurrence of a change of control of Arch or a principal operating subsidiary, each holder of senior notes has the right to require repurchase of its senior notes for cash. The repurchase prices for the four series of senior notes vary from 101% to 102% of the principal amount of such notes plus accrued and unpaid interest to the date of repurchase. A change of control of a corporation, as defined in the indentures, includes:

     - the acquisition by a person or group of beneficial ownership of the majority of securities having the right to vote in the election of directors;

     - specified types of changes in the board of directors;


     - the sale or transfer of all or substantially all of the corporation's assets; or


     - merger or consolidation with another corporation which results in a person or group becoming the beneficial owner of a majority of the securities of the surviving corporation having the right to vote in the election of directors.


     Arch does not believe that the merger will result in a change in control, as defined.


  Events of Default

     The following constitute events of default under the indentures:

     - a default in the timely payment of interest on the senior notes if such default continues for 30 days;

     - a default in the timely payment of principal of, or premium, if any, on any of the senior notes either at maturity, upon redemption or repurchase, by declaration or otherwise;

     - the borrowers' failure to observe or perform any of their other covenants or agreements in the senior notes or in the indenture, but generally only if the failure continues for a period of 30 or 60 days after written notice of default;

     - specified events of bankruptcy, insolvency or reorganization involving the borrowers;

     - a default in timely payment of principal, premium or interest on any indebtedness for borrowed money aggregating $5.0 million or more in principal amount;

     - the occurrence of an event of default as defined in any indenture or instrument involving at least $5.0 million aggregate principal amount of indebtedness for borrowed money that gives rise to the acceleration of such indebtedness;

     - the entry of one or more judgments, orders or decrees for the payment of more than a total of $5.0 million, net of any applicable insurance coverage, against the borrowers or any of their properties; or

     - the holder of any secured indebtedness aggregating at least $5.0 million in principal amount seeks foreclosure, set-off or other recourse against assets of the borrowers having an aggregate fair market value of more than $5.0 million.


  Arch's Discount Notes



     In March 1996, Arch issued 10 7/8% discount notes representing $467.4 million in aggregate principal amount at maturity. The discount notes are scheduled to mature on March 15, 2008. The discount notes were issued at a substantial discount from the principal amount due at maturity. As of March 31, 2000, Arch has outstanding $272.4 principal amount at maturity of discount notes. Interest does not accrue on the discount notes prior to March 15, 2001. After that date, interest will accrue at the rate of 10 7/8% per year, payable semi-annually on March 15 and September 15, commencing September 15, 2001.



     Arch may choose to redeem any amount of discount notes on or after March 15, 2001 at the following redemption prices, together with accrued and unpaid interest to the redemption date:


REDEMPTION DATE                                                 REDEMPTION PRICE
---------------                                           ----------------------------
March 15, 2001 to March 14, 2002                          104.078% of principal amount
March 15, 2002 to March 14, 2003                          102.719% of principal amount
March 15, 2003 to March 14, 2004                          101.359% of principal amount
On or after March 15, 2004                                100.000% of principal amount


     The indenture for the discount notes contains restrictive covenants, change in control provisions and events of default that are generally comparable to those of the senior notes described above.


  Arch's Convertible Debentures


     As of March 31, 2000, Arch has outstanding $1.0 million in principal amount of 6 3/4% convertible subordinated debentures due 2003. Interest is payable twice a year on June 1 and December 1. The convertible debentures are scheduled to mature on December 1, 2003. The principal amount of the convertible debentures is currently convertible into common stock at a conversion price of $50.25 per share at any time prior to redemption or maturity.


     Arch may choose to redeem any amount of the convertible debentures at any time, at the following redemption prices, together with accrued and unpaid interest to the redemption date:

REDEMPTION DATE                                                 REDEMPTION PRICE
---------------                                           ----------------------------
December 1, 1997 to November 30, 1998                     104.050% of principal amount
December 1, 1998 to November 30, 1999                     103.375% of principal amount
December 1, 1999 to November 30, 2000                     102.700% of principal amount
December 1, 2000 to November 30, 2001                     102.025% of principal amount
December 1, 2001 to November 30, 2002                     101.350% of principal amount
December 1, 2002 to November 30, 2003                     100.675% of principal amount
On or after December 1, 2003                              100.000% of principal amount

     The convertible debentures represent senior unsecured obligations of Arch and are subordinated to senior indebtedness of Arch, as defined in the indenture. The indenture does not contain any limitation or restriction on the incurrence of senior indebtedness or other indebtedness or securities of Arch or its subsidiaries.

     Upon the occurrence of a fundamental change, as defined in the indenture, each holder of convertible debentures has the right to require Arch to repurchase its convertible debentures for cash, at a repurchase price of 100% of the principal amount of the convertible debentures, plus accrued interest to the repurchase date. The following constitute fundamental changes:

     - acquisition by a person or a group of beneficial ownership of stock of Arch entitled to exercise a majority of the total voting power of all capital stock, unless such beneficial ownership is approved by the board of directors;

     - specified types of changes in Arch's board of directors;

     - any merger, share exchange, or sale or transfer of all or substantially all of the assets of Arch to another person, with specified exceptions;

     - the purchase by Arch of beneficial ownership of shares of its common stock if the purchase would result in a default under any senior debt agreements to which Arch is a party; or

     - distributions of common stock by Arch to its stockholders in specified circumstances.

     The following constitute events of default under the indenture:

     - a default in the timely payment of any interest on the convertible debentures if such default continues for 30 days;

     - a default in the timely payment of principal or premium on any convertible debenture at maturity, upon redemption or otherwise;

     - a default in the performance of any other covenant or agreement of Arch that continues for 30 days after written notice of such default;

     - a default under any indebtedness for money borrowed by Arch that results in more than $5.0 million of indebtedness being accelerated; or


     - the occurrence of events of bankruptcy, insolvency or reorganization with respect to Arch.


PAGENET


  Senior Subordinated Notes



     Because the exchange offer and the merger is subject to the requirement that at least 97.5% of the PageNet senior subordinated notes are tendered and not withdrawn in the exchange offer, the maximum aggregate principal amount of the senior subordinated notes that may remain outstanding after the merger is $30,000,000. Alternatively, if the merger is approved in accordance with the terms of the prepackaged bankruptcy plan under chapter 11 of the Bankruptcy Code, none of the senior subordinated notes will be outstanding after the merger. If any senior subordinated notes remain outstanding after the merger, they will remain obligations of PageNet, which will become a wholly owned subsidiary of Arch in the merger.


     The terms of the senior subordinated notes that are the subject of the exchange offer made by this prospectus are as follows:

  8.875% senior subordinated notes due 2006

     The 8.875% notes are limited in aggregate principal amount to $300,000,000 and bear interest at the rate of 8.875% per annum, payable semi-annually on February 1 and August 1 of each year. The 8.875% notes are subject to redemption, as a whole or in part, at any time after February 1, 1999, at the following redemption prices: 104.438% of the face amount in 1999, 102.959% of the face amount in 2000, 101.479% of the face amount in 2001 and at 100% of the face amount each year thereafter, together with accrued interest up to the date of the redemption.

  10.125% senior subordinated notes due 2007

     The 10.125% notes are limited in aggregate principal amount to $400,000,000 and bear interest at the rate of 10.125% per annum, payable semi-annually on February 1 and August 1 of each year. The 10.125% notes are subject to redemption, as a whole or in part, at any time after August 1, 2000, at the following redemption prices: 105.0625% of the face amount in 2000, 103.3750% of the face amount in 2001, 101.6875% of the face amount in 2002 and at 100% of the face amount each year thereafter, together with accrued interest up to the date of the redemption.

  10% senior subordinated notes due 2008


     The 10% notes are limited in aggregate principal amount to $500,000,000 and bear interest at the rate of 10% per annum, payable semi-annually on April 15 and October 15 of each year. The 10% notes are subject to redemption, as a whole or in part, at any time after October 15, 2001, at the following redemption prices: 105% of the face amount in 2001, 103.333% of the face amount in 2002, 101.667% of the face amount in 2003 and at 100% of the face amount each year thereafter, together with accrued interest up to the date of the redemption.

                            COMPARISON OF RIGHTS OF
                   PAGENET STOCKHOLDERS AND ARCH STOCKHOLDERS


     The rights of PageNet stockholders are currently governed by Delaware corporate law and PageNet's certificate of incorporation and bylaws. Upon completion of the merger, PageNet's stockholders will become stockholders of Arch and their rights as Arch stockholders will be governed by Delaware corporate law and Arch's certificate of incorporation and bylaws. There are a number of differences between the rights of PageNet stockholders and Arch stockholders. The following is a brief summary of the material differences between the rights of Arch stockholders and the rights of PageNet stockholders.


AUTHORIZED CAPITAL


  PageNet



     PageNet is authorized to issue 275,000,000 shares of all classes of stock, 250,000,000 of which are shares of common stock, par value $.01 per share, and 25,000,000 of which are shares of preferred stock, par value $.01 per share. As of April 25, 2000, there were 104,242,067 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.


  Arch


     Arch is authorized to issue 170,000,000 shares of all classes of stock, 150,000,000 of which are shares of common stock, par value $.01 per share, 10,000,000 of which are shares of Class B common stock, par value $.01 per share, and 10,000,000 of which are shares of preferred stock, par value $.01 per share. Arch's board of directors is authorized, subject to Delaware corporate law and without further approval of its stockholders, to issue shares of preferred stock from time to time in one or more series and to fix the designations, powers, preferences and other rights and qualifications, limitations and restrictions on any series of preferred stock. As of May 10, 2000, there were 63,694,324 shares of common stock issued and outstanding including 2,856,721 shares to be issued upon receipt of required documentation from the recipients, 2,712,185 shares of Class B common stock issued and outstanding, no shares of Series B preferred stock issued and outstanding, 250,000 shares of Series C convertible preferred stock issued and outstanding and 1,000,000 shares of Series D convertible preferred stock issued and outstanding.


STOCKHOLDERS RIGHTS AGREEMENT


  PageNet


     Under PageNet's stock purchase rights plan, each outstanding share of PageNet common stock has attached to it one common share purchase right. Each purchase right entitles its holder to purchase from PageNet one share of PageNet common stock at a cash purchase price of $150.00 per share. The purchase rights automatically attach to and trade together with each share of PageNet common stock.

     The purchase rights are not exercisable or transferable separately from the shares of PageNet common stock to which they are attached until ten business days following the earlier of:

     - a public announcement that an acquiring person, or group of affiliated or associated acquiring persons, has acquired, or obtained the right to acquire, beneficial ownership of 20%;

     - the commencement or announcement of a tender offer or exchange offer that would result in a person or group individually owning 20% or more of the then outstanding shares of PageNet common stock; or

     - the declaration of the board of directors that a person which has become the beneficial owner of more than 10% of PageNet's then outstanding shares of common stock is an adverse person. A person may be deemed an adverse person if


      -- the board determines, after a reasonable inquiry, that such person's ownership is likely to cause PageNet to either repurchase such shares or place pressure on PageNet to enter into a transaction that not serve the long term best interests of PageNet but would provide such person with a short term financial gain or


      -- such ownership is likely to have a material adverse impact on the business or prospects of PageNet.


     PageNet's board of directors may redeem the rights at a price of $.01 per right, in whole or in part, at any time prior to ten business days following:

     - the first public announcement that a person has become an acquiring person;

     - the declaration by the board of directors that a person is an adverse person; or

     - the expiration of the rights on September 24, 2004.


Thereafter, the rights may be redeemed in connection with acquisitions not involving any acquiring person or adverse person or following a disposition of shares by the acquiring person or adverse person.


     If a purchase right becomes exercisable, each holder of a purchase right, other than an acquiring person, will have the right to purchase at an exercise price of $150.00, shares of PageNet common stock at a price equal to one-half of their current market price. All purchase rights that are beneficially owned by an acquiring person will become null and void in such circumstances.

     If an acquiring person acquires common stock and:

     - PageNet is acquired in a merger or other business combination transaction in which PageNet is not the surviving corporation or the common stock is changed or exchanged; or

     - 50% or more of PageNet's assets or earning power is sold or transferred;


each holder of a purchase right, other than the acquiring person, will have the right to use the $150.00 exercise price of the purchase right to purchase shares of common stock of the acquiring company at one-half of their then current market price.



  Arch



     Under Arch's preferred stock rights plan, each outstanding share of common stock has attached to it one purchase right. Each purchase right entitles its holder to purchase from Arch a unit consisting of one one-thousandth of a share of Series B preferred stock at a cash purchase price of $150.00 per preferred stock unit, subject to adjustment. The purchase rights automatically attach to and trade together with each share of common stock.



     The purchase rights are not exercisable or transferable separately from the shares of common stock to which they are attached until ten business days following the earlier of:



     - a public announcement that an acquiring person, or group of affiliated or associated acquiring persons, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the common stock, or up to 33% in certain specified circumstances described below, or



     - the commencement of a tender offer or exchange offer that would result in a person or group individually owning 30% or more of then outstanding shares of common stock.



     The purchase rights will not become exercisable, however, if the acquiring person offers to purchase all outstanding shares of common stock and Arch's independent directors determine that such offer is fair to Arch's stockholders and in their best interests.



     If the purchase rights become exercisable, each holder of a purchase right, other than the acquiring person, will have the right to use the $150.00 exercise price of the purchase right to purchase shares of common stock at one-half of their then current market price. All purchase rights that are beneficially owned by an acquiring person will become null and void in such circumstances.

     If an acquiring person acquires common stock and either:



     - Arch is acquired in a merger or other business combination transaction in which Arch is not the surviving corporation or the common stock is changed or exchanged, except for a merger that follows an offer determined to be fair by Arch's independent directors as described above, or



     - 50% or more of Arch's assets or earning power is sold or transferred,



then each holder of a purchase right, other than the acquiring person, will have the right to use the $150.00 exercise price of the purchase right to purchase shares of common stock of the acquiring company at one-half of their then current market price.


BOARDS OF DIRECTORS


  PageNet


     PageNet's certificate of incorporation divides its board of directors into three classes of directors that are as nearly equal in number as possible with three-year terms. As a result, approximately one-third of PageNet's board of directors is elected each year. A quorum of directors consists of a majority of PageNet's directors then in office.


  Arch



     Arch's certificate of incorporation divides its board of directors, not including any directors that may be elected by the preferred stockholders, into three classes of directors that are as nearly equal in number as possible with three-year terms. As a result, approximately one-third of PageNet's directors, not including the directors elected by preferred stockholders, if any, are elected each year. A quorum of directors consists of a majority of Arch's board of directors.


NUMBER, FILLING OF VACANCIES AND REMOVAL OF DIRECTORS


  PageNet



     Currently, PageNet has eight members on its board of directors. Directors can be removed, with or without cause, at any annual or special meeting of stockholders, the notice for which must state that the removal of a director is among the purposes of the meeting, by the vote of stockholders holding at least 80% of the voting power of PageNet's outstanding stock entitled to vote generally in the election of directors, voting together as a single class.


  Arch

     Currently, Arch's board of directors has nine members. Directors can be removed, with or without cause, at any annual or special meeting of stockholders, the notice for which must state that the removal of a director is among the purposes of the meeting, by the vote of stockholders holding at least 80% of the voting power of Arch's outstanding stock entitled to vote generally in the election of directors, voting together as a single class.

     Directors elected to Arch's board of directors by the series B preferred stockholders can be removed, with or without cause, only by the series B preferred stockholders entitled to vote in the election of those directors. Vacancies created by the resignation, death or removal of a director elected by the series B preferred stockholders will be filled at a special meeting called for that purpose by the series B preferred stockholders.

     The holders of Series C preferred stock have the right, voting as a separate class, to elect one member of Arch's board of directors, and such director has the right to be a member of any committee of the board.

SPECIAL MEETINGS OF STOCKHOLDERS



  PageNet



     PageNet's certificate of incorporation provides that only the chairman of the board or the president may call a special meeting of stockholders, within ten days after receipt of a written request of a majority of PageNet's board of directors. The business permitted to be conducted at any special stockholders' meeting is limited to business brought before the meeting by the chairman of the board, the president, or at the request of a majority of the board of directors.


  Arch

     Arch's certificate of incorporation provides that only the chairman of the board, a majority of the total number of directors which Arch would have if there were no vacancies or holders of not less than 20% of the shares of Arch's outstanding stock entitled to vote generally in the election of directors, voting together as a single class, may call a special meeting of stockholders. The business permitted to be conducted at any special stockholders' meeting is limited to business brought before the meeting by the chairman of the board, at the request of a majority of the board of directors or as specified in a written request by the holders of 20% of the shares of Arch's outstanding stock entitled to vote generally in the election of directors, voting together as a single class.


ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER PROPOSALS OTHER THAN ELECTION OF DIRECTORS AT AN

ANNUAL MEETING


  PageNet



     PageNet's bylaws provide that a stockholder may propose that business be brought before an annual stockholders' meeting if written notice of such proposal is delivered to and received by PageNet's senior vice president, general counsel and assistant secretary at PageNet's principal executive office not more than 120 days nor less than 80 days prior to the anniversary date of the preceding year's annual meeting. If the date of the meeting has changed more than 30 days from the preceding year, then the stockholder's notice must be received not later than the 15th day following the date on which notice of the meeting was mailed or was publicly announced, whichever occurred first.


  Arch

     Arch's bylaws provide that a stockholder may propose that business be brought before an annual stockholders' meeting if written notice of such proposal is delivered to and received by Arch's secretary at Arch's principal executive office not less than 80 days prior to the annual meeting. If notice of the date of the annual meeting or public disclosure of the date of the annual meeting is given less than 90 days prior to the date of the annual meeting, then the stockholder's notice must be received not later than the 10th day following the date on which notice of the meeting was mailed or was publicly announced.


ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS OF DIRECTORS



  PageNet



     PageNet's bylaws provide that a stockholder may nominate a person for election to the board of directors at an annual or special stockholders' meeting if written notice is delivered to and received by PageNet's senior vice president, general counsel and assistant secretary at PageNet's principal executive office not more than 120 days nor less than 80 days prior to the anniversary date of the preceding year's annual meeting or the date of the special meeting. If the date of the annual meeting has changed more than 30 days from the preceding year or the date of the special meeting was not publicly announced more than 90 days prior to the meeting, then the stockholder's notice must be received not later than the 15th day following the date on which notice of the annual or special meeting was mailed or was publicly announced, whichever occurred first.

  Arch

     Arch's bylaws provide that a stockholder may nominate a person for election to the board of directors at an annual or special stockholders' meeting if written notice is delivered to and received by Arch's secretary at Arch's principal executive office not less than 80 days prior to the annual or special meeting. If notice of the date of the annual or special meeting or public disclosure of the date of the meeting is given less than 90 days prior to the date of the annual or special meeting, then the stockholder's nomination must be received not later than the 10th day following the date on which the announcement of the meeting date was communicated to stockholders.


LIQUIDATION



  PageNet



     PageNet's certificate of incorporation provides that any vote authorizing liquidation of PageNet or proceedings for its dissolution may provide, subject to the rights of creditors and the rights expressly provided for particular classes or series of stock, for the pro rata distribution of PageNet's assets to its stockholders, wholly or in part in kind, whether in cash or other property. The vote may also authorize PageNet's board of directors to determine the valuation of PageNet's assets for the purpose of liquidation and may divide, or authorize the board of directors to divide, PageNet's assets, or any part of them, among its stockholders in a manner that each stockholder will receive a proportionate amount in value of PageNet's cash or property upon liquidation or dissolution, even though each stockholder may not receive a strictly proportionate share of each asset.


  Arch

     Arch's certificate of incorporation contains no liquidation provision.


AMENDMENTS TO BYLAWS



  PageNet



     The provisions in PageNet's certificate of incorporation relating to the amendment of PageNet's bylaws are similar to those in Arch's certificate of incorporation, except that, PageNet's certificate of incorporation does not require an 80% vote of PageNet's outstanding shares of capital stock to amend, repeal or adopt provisions inconsistent with the bylaws related to when and where stockholders' meetings may be held, the business permitted to be conducted at annual meetings of stockholders or the voting procedures at meetings of stockholders and the use of inspectors of election.


  Arch

     Arch's certificate of incorporation provides that its board of directors is authorized to adopt, amend or repeal Arch's bylaws. Bylaws adopted by Arch's board of directors may be amended or repealed by the board of directors or by a majority stockholder vote, except that Arch's certificate of incorporation requires the vote of at least 80% of Arch's outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to amend, repeal or adopt any provisions inconsistent with the bylaws related to:

     - when and where stockholders' meetings may be held and the business permitted to be conducted at annual meetings of stockholders;

     - the business permitted to be conducted at special meetings of stockholders and who may call those special meetings;

     - the notice and quorum requirements for stockholder meetings;

     - the requirements for stockholders to bring proposals before an annual meeting of stockholders;

     - the voting procedures at meetings of stockholders and the use of inspectors of election;

     - the requirements for stockholders to nominate persons for election as directors;

     - the size of the board of directors;

     - the election and classification of directors;

     - the removal of directors and the filling of vacancies on the board of directors; and

     - the amendment of Arch's bylaws.


REDEMPTION



  PageNet



     Shares of PageNet's common stock are not subject to redemption by PageNet. Shares of any series of PageNet's preferred stock will be subject to redemption by PageNet as set forth in the resolutions adopted by PageNet's board of directors that authorize the issuance of that series of preferred stock.


  Arch

     Outstanding shares of Arch's stock are always subject to redemption by Arch, by action of Arch's board of directors, if, in the judgment of the board of directors, the action should be taken to prevent the loss of, or to secure the reinstatement of, any license or franchise from any governmental agency that is held by Arch or any of its subsidiaries to conduct any portion of their business and which license or franchise is conditioned upon some or all of Arch's stockholders possessing prescribed qualifications. The terms and conditions of any such redemption will be as follows:

     - the redemption price will equal the lesser of (i) the average closing price for the shares of stock for the 45 days preceding the notice of redemption, or (ii) the purchase price of shares of stock, if the shares were purchased within one year of the redemption date by a person whose stockholdings, either individually or taken together with the stockholdings of any other person, may result in the loss of, or the failure to secure the reinstatement of, any license or franchise from any governmental agency;

     - the redemption price may be paid in cash, in debt or equity securities of Arch or any of its subsidiaries or in any combination of cash and securities;

     - if Arch is to redeem less than all the shares of stock held by a person whose stockholdings, either individually or taken together with the stockholdings of any other person, may result in the loss of, or the failure to secure the reinstatement of, any license or franchise from any governmental agency, the selection of the shares to be redeemed will be determined by Arch's board of directors;

     - at least 30 days' written notice of the redemption date must be given to the holders of the shares of stock to be redeemed, provided that the date of the written notice may be the redemption date if the cash and/or securities used effect the redemption are placed in trust for the benefit of the holders of the shares of stock to be redeemed and are subject to immediate withdrawal upon surrender of the stock certificates;

     - from and after the redemption date, any and all rights of the holders of the shares of stock to be redeemed will terminate and the holders will only be entitled to receive the cash and/or securities payable upon redemption; and

     - any other terms and conditions as Arch's board of directors may determine.


                                 LEGAL MATTERS


     The validity of the common stock of PageNet and the Class B common stock of Vast offered by PageNet in the exchange offer will be passed upon for PageNet by Mayer, Brown & Platt, 190 South LaSalle Street, Chicago, Illinois 60603.

                                    EXPERTS


     The consolidated financial statements of PageNet at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which contains an explanatory paragraph describing conditions that raise substantial doubt about PageNet's ability to continue as a going concern as described in Note 2 to PageNet's consolidated financial statements, which is included in this prospectus. Such consolidated financial statements are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


     The financial statements of Arch included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports which are included in this prospectus in reliance upon their authority as experts in accounting and auditing in giving those reports.


     The consolidated financial statements of MobileMedia at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which contains an explanatory paragraph describing conditions that raise substantial doubt about MobileMedia's ability to continue as a going concern as described in Note 1 to MobileMedia's consolidated financial statements, which is included in this prospectus. Such consolidated financial statements are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     PageNet and Arch file reports, proxy statements and other information with the SEC as required by the Exchange Act.


     MobileMedia Communications, Inc. and MobileMedia Corporation were also subject to the informational requirements of the Securities Exchange Act of 1934 but filed only limited reports after the commencement of their bankruptcy proceedings in January 1997. Financial statements included in MobileMedia Communications, Inc. and MobileMedia Corporation's periodic reports from February 1997 through June 1998 were not prepared in accordance with generally accepted accounting principles due to those companies' inability at the time of such filings to determine the amount of an impairment loss related to long-lived assets pursuant to Financial Accounting Standard No. 121. Those financial statements are unaudited and have been revised periodically based on subsequent determinations of changes in facts and circumstances impacting previously filed unaudited financial statements. The audited financial statements of MobileMedia contained in this prospectus reflect adjustments from the unaudited statements, including an impairment adjustment of $792.5 million recorded as of December 31, 1996.



     You can find, copy and inspect information filed by PageNet, by Arch, and, to the extent available, by MobileMedia Communications, Inc. and MobileMedia Corporation with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of information filed by PageNet with the SEC at prescribed rates by writing to the Securities and Exchange Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. You can review PageNet's, Arch's, MobileMedia Communications, Inc. and MobileMedia Corporation's electronically filed reports, proxy and information statements on the Securities and Exchange Commission's world wide web site at http://www.sec.gov. PageNet's common stock trades on the Nasdaq SmallCap Market under the symbol "PAGEE" and Arch's common stock trades on the Nasdaq National Market under the symbol "APGR,". Therefore, you can inspect reports, proxy statements and other information concerning PageNet and Arch at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. PageNet maintains a world wide web site at http://www.pagenet.com. Arch maintains a world wide web site at http://www.arch.com. Neither PageNet's nor Arch's web site is a part of this prospectus.


     PageNet has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 to register the common stock offered in the exchange offer. This prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information about PageNet, Arch, MobileMedia Communications, Inc., MobileMedia Corporation and PageNet's and Arch's common stock, please refer to the registration statement, including its exhibits and schedules. You may inspect and copy the registration statement, including exhibits and schedules, as described above.



     YOU MAY REQUEST A COPY OF PAGENET'S, ARCH'S AND MOBILEMEDIA'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, AT NO COST, BY WRITING OR TELEPHONING PAGENET AT THE FOLLOWING ADDRESS:


PAGING NETWORK, INC.
14911 QUORUM DRIVE
DALLAS, TEXAS 75240
ATTENTION: INVESTOR RELATIONS
TELEPHONE (972) 801-8000

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
PAGING NETWORK, INC. AND SUBSIDIARIES
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................   F-3
Consolidated Statements of Operations for Each of the Three
  Years in the Period Ended December 31, 1999...............   F-4
Consolidated Statements of Cash Flows for Each of the Three
  Years in the Period Ended December 31, 1999...............   F-5
Consolidated Statements of Shareowners' Deficit for each of
  the Three Years in the Period Ended December 31, 1999.....   F-6
Notes to Consolidated Financial Statements..................   F-7

ARCH COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
Report of Independent Public Accountants....................  F-22
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................  F-23
Consolidated Statements of Operations for Each of the Three
  Years in the Period Ended December 31, 1999...............  F-24
Consolidated Statements of Stockholders' Equity (Deficit)
  for Each of the Three Years in the Period Ended December
  31, 1999..................................................  F-25
Consolidated Statements of Cash Flows for Each of the Three
  Years in the Period Ended December 31, 1999...............  F-26
Notes to Consolidated Financial Statements..................  F-27

MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
Report of Independent Auditors..............................  F-43
Consolidated Balance Sheets as of December 31, 1997 and 1998
  and March 31, 1999 (unaudited)............................  F-44
Consolidated Statements of Operations for Each of the Three
  Years in the Period Ended December 31, 1998 and for the
  Three Months Ended March 31, 1998 and 1999 (unaudited)....  F-45
Consolidated Statement of Changes in Stockholders' Equity
  (Deficit) for Each of the Three Years in the Period Ended
  December 31, 1998 and for the Three Months Ended March 31,
  1999 (unaudited)..........................................  F-46
Consolidated Statements of Cash Flows for Each of the Three
  Years in the Period Ended December 31, 1998 and for the
  Three Months Ended March 31, 1998 and 1999 (unaudited)....  F-47
Notes to Consolidated Financial Statements..................  F-48

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareowners


Paging Network, Inc.



     We have audited the accompanying consolidated balance sheets of Paging Network, Inc. (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows and shareowners' deficit for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paging Network, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company is in default on $1.9 billion of debt as a result of the non-payment of interest on the Company's public notes and the violation of various financial covenants in the Company's revolving credit agreement. The Company is also precluded from any additional borrowings under the terms of its debt agreements, and may be required to reduce the level of its operations and/or commence a proceeding under Chapter 11 of the Bankruptcy Code to restructure its obligations. These events and circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.



                                            /S/ ERNST & YOUNG LLP



Dallas, Texas


May 3, 2000

                              PAGING NETWORK, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)




                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
ASSETS
Current assets:
     Cash and cash equivalents..............................  $    3,077   $   32,144
     Accounts receivable (less allowance for doubtful
      accounts of $11,119 and $17,399 in 1998 and 1999,
      respectively).........................................      84,440       84,476
     Inventories............................................       6,379        8,687
     Prepaid expenses and other assets......................      15,065        5,623
                                                              ----------   ----------
          Total current assets..............................     108,961      130,930
Property, equipment, and leasehold improvements, at cost....   1,452,870    1,451,761
     Less accumulated depreciation..........................    (547,599)    (684,648)
                                                              ----------   ----------
          Net property, equipment, and leasehold
            improvements....................................     905,271      767,113
Other non-current assets, at cost...........................     629,372      609,014
     Less accumulated amortization..........................     (62,360)     (84,497)
                                                              ----------   ----------
          Net other non-current assets......................     567,012      524,517
                                                              ----------   ----------
                                                              $1,581,244   $1,422,560
                                                              ==========   ==========
LIABILITIES AND SHAREOWNERS' DEFICIT
Current liabilities:
     Long-term debt in default..............................  $       --   $1,945,000
     Accounts payable.......................................      96,478       80,889
     Accrued expenses.......................................      49,692       50,146
     Accrued interest.......................................      43,209       42,532
     Accrued restructuring costs, current portion...........       8,256           --
     Customer deposits......................................      22,735       15,927
     Deferred revenue.......................................      15,874       19,778
                                                              ----------   ----------
          Total current liabilities.........................     236,244    2,154,272
                                                              ----------   ----------
Long-term obligations, non-current portion..................   1,815,137       58,127
Accrued restructuring costs, non-current portion............      18,765           --
Minority interest...........................................       1,517           --
Commitments and contingencies...............................          --           --
Shareowners' deficit:
     Common Stock -- $.01 par, authorized 250,000,000
      shares; issued and outstanding 103,640,554 shares at
      December 31, 1998 and 103,960,240 shares at December
      31, 1999..............................................       1,036        1,040
     Paid-in capital........................................     132,950      134,161
     Accumulated other comprehensive income.................       2,378          745
     Accumulated deficit....................................    (626,783)    (925,785)
                                                              ----------   ----------
          Total shareowners' deficit........................    (490,419)    (789,839)
                                                              ----------   ----------
                                                              $1,581,244   $1,422,560
                                                              ==========   ==========

                              PAGING NETWORK, INC.



                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)



                                                                   YEAR ENDED DECEMBER 31,
                                                             -----------------------------------
                                                               1997         1998         1999
                                                             ---------   ----------   ----------
Services, rent and maintenance revenues....................  $ 818,461   $  945,524   $  897,348
Product sales..............................................    142,515      100,503       92,375
                                                             ---------   ----------   ----------
          Total revenues...................................    960,976    1,046,027      989,723
Cost of products sold......................................   (121,487)     (77,672)     (57,901)
                                                             ---------   ----------   ----------
                                                               839,489      968,355      931,822
Operating expenses:
     Services, rent and maintenance........................    173,058      210,480      267,043
     Selling...............................................    102,995      104,350       97,413
     General and administrative............................    253,886      320,586      361,386
     Depreciation and amortization.........................    289,442      281,259      327,101
     Provision for asset impairment........................     12,600           --       17,798
     Restructuring charge..................................         --       74,000      (23,531)
                                                             ---------   ----------   ----------
          Total operating expenses.........................    831,981      990,675    1,047,210
                                                             ---------   ----------   ----------
Operating income (loss)....................................      7,508      (22,320)    (115,388)
Other income (expense):
     Interest expense......................................   (151,380)    (143,762)    (150,921)
     Interest income.......................................      3,689        2,070        3,902
     Other non-operating income (expense)..................     (1,220)       2,003          851
                                                             ---------   ----------   ----------
          Total other expense..............................   (148,911)    (139,689)    (146,168)
                                                             ---------   ----------   ----------
Loss before extraordinary item and cumulative effect of a
  change in accounting principle...........................   (141,403)    (162,009)    (261,556)
Extraordinary loss.........................................    (15,544)          --           --
Cumulative effect of a change in accounting principle......         --           --      (37,446)
                                                             ---------   ----------   ----------
Net loss...................................................  $(156,947)  $ (162,009)  $ (299,002)
                                                             =========   ==========   ==========
Net loss per share (basic and diluted):
Loss before extraordinary item and cumulative effect of a
  change in accounting principle...........................  $   (1.38)  $    (1.57)  $    (2.52)
Extraordinary loss.........................................      (0.15)          --           --
Cumulative effect of a change in accounting principle......         --           --        (0.36)
                                                             ---------   ----------   ----------
Net loss per share.........................................  $   (1.53)  $    (1.57)  $    (2.88)
                                                             =========   ==========   ==========

                              PAGING NETWORK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)


                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1998        1999
                                                              ---------   ---------   ---------
Operating activities:
  Net loss..................................................  $(156,947)  $(162,009)  $(299,002)
  Adjustments to reconcile net loss to cash provided by
     operating activities:
       Provision for asset impairment.......................     12,600          --      17,798
       Cumulative effect of a change in accounting
          principle.........................................         --          --      37,446
       Restructuring charge.................................         --      74,000     (23,531)
       Extraordinary loss...................................     15,544          --          --
       Depreciation.........................................    258,798     252,234     307,536
       Amortization.........................................     30,644      29,025      19,565
       Provision for doubtful accounts......................     18,343      20,516      28,189
       Amortization of debt issuance costs..................      8,418       4,430       4,574
       Other non-operating (income) expense.................      1,220      (2,003)       (851)
  Changes in operating assets and liabilities:
       Accounts receivable..................................    (21,542)    (35,081)    (29,438)
       Inventories..........................................     (1,302)     18,349      (2,506)
       Prepaid expenses and other assets....................     (6,016)      9,133       9,270
       Accounts payable.....................................    (18,397)     22,768      14,963
       Accrued expenses and accrued interest................      4,286      16,203         247
       Accrued restructuring costs..........................         --      (1,979)     (3,490)
       Customer deposits and deferred revenue...............      4,854       2,515      (2,904)
                                                              ---------   ---------   ---------
Net cash provided by operating activities...................    150,503     248,101      77,866
                                                              ---------   ---------   ---------
Investing activities:
     Capital expenditures...................................   (328,365)   (268,183)   (234,926)
     Payments for spectrum licenses.........................    (92,856)    (13,065)     (3,768)
     Restricted cash invested in money market instruments...     (6,422)         --      (1,024)
     Business acquisitions and joint venture investments....     (7,253)     (7,322)         --
     Deposits for purchase of subscriber devices............    (13,493)         --          --
     Other, net.............................................    (11,540)      2,984       2,399
                                                              ---------   ---------   ---------
Net cash used in investing activities.......................   (459,929)   (285,586)   (237,319)
                                                              ---------   ---------   ---------
Financing activities:
     Borrowings of long-term obligations....................    558,317     305,587     325,280
     Repayments of long-term obligations....................    (39,000)   (275,555)   (137,966)
     Proceeds from exercise of stock options................         87       7,606       1,206
     Redemption of $200 million senior subordinated notes...   (211,750)         --          --
     Other, net.............................................        919          --          --
                                                              ---------   ---------   ---------
Net cash provided by financing activities...................    308,573      37,638     188,520
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........       (853)        153      29,067
Cash and cash equivalents at beginning of year..............      3,777       2,924       3,077
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of year....................  $   2,924   $   3,077   $  32,144
                                                              =========   =========   =========

                CONSOLIDATED STATEMENTS OF SHAREOWNERS' DEFICIT


                  YEAR ENDED DECEMBER 31, 1997, 1998 AND 1999

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)


                                                                ACCUMULATED
                                                                   OTHER
                                           COMMON   PAID-IN    COMPREHENSIVE   ACCUMULATED   SHAREOWNERS'
                                           STOCK    CAPITAL       INCOME         DEFICIT       DEFICIT
                                           ------   --------   -------------   -----------   ------------
Balance, December 31, 1996...............  $1,026   $124,522      $   104       $(307,827)    $(182,175)
     Net Loss............................     --          --           --        (156,947)     (156,947)
     Foreign currency translation
       adjustments.......................     --          --          804              --           804
                                                                                              ---------
          Total comprehensive loss.......                                                      (156,143)
     Issuance of 38,838 shares of
          Common Stock pursuant to stock
          option and compensation
          plans..........................      1         386           --              --           387
                                           ------   --------      -------       ---------     ---------
Balance, December 31, 1997...............  1,027     124,908          908        (464,774)     (337,931)
     Net Loss............................     --          --           --        (162,009)     (162,009)
     Foreign currency translation
       adjustments.......................     --          --        1,470              --         1,470
                                                                                              ---------
          Total comprehensive loss.......                                                      (160,539)
     Issuance of 980,639 shares of
          Common Stock pursuant to stock
          option and compensation
          plans..........................      9       8,042           --              --         8,051
                                           ------   --------      -------       ---------     ---------
Balance, December 31, 1998...............  1,036     132,950        2,378        (626,783)     (490,419)
     Net Loss............................     --          --           --        (299,002)     (299,002)
     Foreign currency translation
       adjustments.......................     --          --       (1,633)             --        (1,633)
                                                                                              ---------
          Total comprehensive loss.......                                                      (300,635)
     Issuance of 319,686 shares of
          Common Stock pursuant to stock
          option and compensation
          plans..........................      4       1,211           --              --         1,215
                                           ------   --------      -------       ---------     ---------
Balance, December 31, 1999...............  $1,040   $134,161      $   745       $(925,785)    $(789,839)
                                           ======   ========      =======       =========     =========

                              PAGING NETWORK, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  THE COMPANY AND MERGER AGREEMENT



     Paging Network, Inc. (the Company) is a provider of wireless communications services throughout the United States and the U.S. Virgin Islands, Puerto Rico, and Canada. The Company provides service in all 50 states and the District of Columbia, including service in the 100 most populated markets in the United States. The Company also owns a minority interest in a wireless communications company in Brazil.



     On November 8, 1999, the Company announced that it had signed a definitive agreement (the Merger Agreement) to merge (the Merger) with Arch Communications Group, Inc. (Arch). Under the terms of the Merger Agreement, each share of the Company's common stock will be exchanged for 0.1247 share of Arch common stock. Under the terms of the Merger Agreement, the Company's 8.875% senior subordinated notes due 2006, its 10% senior subordinated notes due 2008, and its 10.125% senior subordinated notes due 2007 (collectively, the Notes), along with all accrued interest thereon, will be exchanged in a registered exchange offer under which the holders of each $1,000 of outstanding principal of Notes will receive, upon consummation of the Merger, approximately 64 shares of common stock of Arch.



     As part of the Merger, the Company intends to distribute up to 80.5% of its interest in Vast Solutions, Inc. (Vast), a wholly-owned subsidiary of the Company, to holders of the Notes and the Company's common stock. Holders of the Notes will receive up to a 68.9% interest in Vast, while holders of the Company's common stock will receive up to an 11.6% interest. The remaining interest will be held by the combined company following the Merger.



     The Merger Agreement requires 97.5% acceptance by the holders of the Notes and affirmative votes of a majority of the Company's and Arch's stockholders to complete the Merger. Consent of the lenders under the Company's revolving credit facility (the Credit Agreement) is also required. The Merger Agreement also provides for the Company to file a "pre-packaged" Chapter 11 reorganization plan if the level of acceptances from the holders of the Notes is below 97.5%, but greater than 66 2/3% in amount and at least a majority in number required under the Bankruptcy Code for the noteholder class to accept the "pre-packaged" Chapter 11 reorganization plan. If the Merger Agreement is terminated after one party pursues an alternative offer, a plan of reorganization of the Company other than the one contemplated in the Merger Agreement is filed by the Company and/or confirmed by a bankruptcy court, or under other specified circumstances, either the Company or Arch may be required to pay a termination fee of $40 million.



     Consummation of the Merger is subject to customary regulatory review, certain third-party consents, including the Company's lenders, and the approvals noted above. The Company has received approval from the Department of Justice and the Federal Communications Commission to proceed with the Merger, and anticipates completing the Merger during the third quarter of 2000.



2.  LIQUIDITY AND GOING CONCERN MATTERS



     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company incurred losses of $157 million, $162 million, and $299 million during the years ended December 31, 1997, 1998, and 1999, respectively. The Company's deteriorating financial results and liquidity have caused it to be in default of the covenants of all of its domestic debt agreements. On February 2, 2000, the Company failed to make the semi-annual interest payments on its 8.875% senior subordinated notes due 2006 (8.875% Notes) and its 10.125% senior subordinated notes due 2007 (10.125% Notes). As of March 2, 2000, the non-payment of interest constituted a default under the indentures of the 8.875% Notes and the 10.125% Notes. On April 17, 2000, the Company failed to make the semi-annual interest payment on its 10% senior subordinated notes due 2008 (10% Notes). As a result of these defaults, the holders of the Notes could demand at any time that

                              PAGING NETWORK, INC.

the Company immediately pay $1.2 billion of outstanding Notes in full. Should this happen, the Company would be forced to immediately file for protection under Chapter 11 of the United States Bankruptcy Code (Chapter 11).



     The Company is also in default of several of the financial and other covenants of the Credit Agreement. As a result of these defaults, the lenders under the Credit Agreement could demand at any time that the Company immediately pay the $745 million outstanding under the Credit Agreement in full. Should this happen, the Company would immediately file for protection under Chapter 11.



     The Company is prohibited from additional borrowings and has classified all of its outstanding indebtedness under the Credit Agreement and the Notes as a current liability as of December 31, 1999. As of May 1, 2000, the Company has approximately $55 million in cash. The Company believes that this cash, plus the cash expected to be generated from operations, is sufficient to meet its obligations, except for the cash interest payments due under the Notes, into the third quarter of 2000. However, if the Company's financial results continue to deteriorate, it may not have sufficient cash to meet such obligations through the third quarter of 2000. As discussed below, the Company is considering alternatives to ensure that it has sufficient liquidity through the completion of the Merger. However, there can be no assurance that the Company's efforts to ensure that it has adequate liquidity will be timely or successful or that the Merger will be completed. As a result, the Company may have to reduce the level of its operations and/or file for protection under Chapter 11 to complete the Merger and/or restructure its obligations. The Company is negotiating a debtor-in-possession loan facility with its lenders to be made available in the event it commences a Chapter 11 case. Filing for bankruptcy would have a material impact on the Company's results of operations and financial position. In addition, if the Merger is not completed, the Company will likely incur significant charges for asset impairments and restructuring its obligations. The accompanying financial statements do not include any adjustments relating to the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company file for protection under Chapter 11 and/or be unable to continue as a going concern.



     The Company's deteriorating financial results and lack of additional liquidity indicate that the Company may not be able to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern is dependent upon several factors, including, but not limited to, the continued non-demand for immediate payment of outstanding indebtedness by the holders of the Notes and the lenders under the Credit Agreement and the Company's ability to (i) generate sufficient cash flows to meet its obligations, other than the semi-annual interest payments due under the Notes, on a timely basis, (ii) obtain additional or restructured financing, including potential debtor-in-possession borrowings if the Company is required to file for protection under Chapter 11, (iii) continue to obtain uninterrupted supplies and services from its vendors, and (iv) reduce capital expenditures and operating expenses. The Company is proceeding with these initiatives as well as also proceeding with its plan to complete the Merger described above.



3.  SIGNIFICANT ACCOUNTING POLICIES



     Consolidation -- The consolidated financial statements include the accounts of all of its wholly and majority-owned subsidiaries. All intercompany transactions have been eliminated. Certain amounts from prior years have been reclassified to conform with the current year presentation.



     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



     Inventories -- Inventories consist of subscriber devices which are held specifically for resale. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

                              PAGING NETWORK, INC.

     Property, equipment, and leasehold improvements -- Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation. Expenditures for maintenance are charged to expense as incurred. Upon retirement of units of equipment, the costs of units retired and the related accumulated depreciation amounts are removed from the accounts. Depreciation is computed using the straight-line method based on the following estimated useful lives:



Machinery and equipment.....................................    3 to 10 years(1)
Subscriber devices..........................................          2 years(1)(2)
Furniture and fixtures......................................          7 years
Leasehold improvements......................................          5 years(3)
Building and building improvements..........................         20 years


---------------

(1) Effective April 1, 1999, the Company changed the depreciable lives of its subscriber devices from 3 years to 2 years and the depreciable life of certain of its network equipment from 7 years to 10 years (see Note 5).



(2) Effective January 1, 1997, the Company changed the depreciable life of its subscriber devices from 4 years to 3 years, with estimated residual value ranging up to $20 (see Note 5).



(3) Or term of lease if shorter.



     The Company reserves for subscriber devices, which it estimates to be non-recoverable.



     Other non-current assets -- Other non-current assets are stated at cost, less accumulated amortization. Amortization is computed using the straight-line method based upon the following estimated useful lives:



Licenses and frequencies...............................                  40 years
Goodwill...............................................                  20 years
Other intangible assets................................      18 months to 3 years
Other non-current assets...............................      10 years to 12 years



     Deferred revenues and customer deposits -- Deferred revenues represent billing to customers in advance for services not yet performed and are recognized as revenue in the month the service is provided. Deposits are received from some customers at the time a service agreement is signed and are recognized as a liability of the Company until such time as the deposits are applied, generally against the customer's final bill.



     Revenue recognition -- Services, rent and maintenance revenues are recognized in the month the related services are performed. Product sales are recognized upon delivery of product to the customer.



     Employee stock options -- The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its employee stock option plans. Under APB 25, because the exercise price of the Company's employee stock options has historically equaled the market price of the underlying stock on the date of grant, no compensation expense has been recognized.



     Advertising costs -- The Company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 1997, 1998, and 1999, was $22 million, $19 million, and $17 million, respectively.



     Comprehensive income (loss) -- Other comprehensive income as of December 31, 1997, 1998, and 1999, consists solely of foreign currency translation adjustments.



     Capitalization of internally developed software -- The Company adopted the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed For or Obtained for Internal Use" (SOP 98-1), effective January 1, 1999. SOP 98-1 requires the capitalization of certain costs of developing or acquiring computer software for internal use. The adoption of SOP 98-1 did not have a

                              PAGING NETWORK, INC.

material impact on the Company's results of operations or financial position as the Company's previous policy for accounting for the costs of developing or acquiring computer software for internal use was generally consistent with the provisions of SOP 98-1.



4.  RESTRUCTURING CHARGE



     In February 1998, the Company's Board of Directors approved the restructuring of the Company's domestic operations (the Restructuring). The Company's Restructuring plan called for the elimination of redundant administrative operations through the consolidation of key support functions located in local and regional offices throughout the country into central processing facilities. The Restructuring plan specified local and regional office closures, the disposition of certain furniture, fixtures and equipment and the termination of approximately 1,950 employees by job function and location. Having adopted a formal plan of restructuring, the Company recorded a $74 million charge, or $0.72 per share (basic and diluted), during the quarter ended March 31, 1998. The components of the charge included (in thousands):



Write-down of property and equipment........................  $38,900
Lease obligations and terminations..........................   18,900
Severance and related benefits..............................   12,700
Other.......................................................    3,500
                                                              -------
          Total restructuring charge........................  $74,000
                                                              =======



     The writedown of property and equipment related to a non-cash charge to reduce the carrying amount of certain machinery and equipment, furniture and fixtures, and leasehold improvements that the Company would not continue to utilize following the Restructuring to their estimated net realizable value as of the date such assets were projected to be disposed of or abandoned, allowing for the recognition of normal depreciation expense on such assets through their projected disposal date. The net realizable value of these assets was determined based on management estimates, which considered such factors as the nature and age of the assets to be disposed of, the timing of the assets' disposal, and the method and potential costs of the disposal.



     The provision for lease obligations and terminations related primarily to future lease commitments on local and regional office facilities that would be closed as part of the Restructuring. The charge represented future lease obligations, net of projected sublease income, on such leases past the dates the offices would be closed by the Company, or, for certain leases, the cost of terminating the leases prior to their scheduled expiration. Projected sublease income was based on management estimates, which are subject to change. Cash payments on the leases and lease terminations were expected to occur over the remaining lease terms, the majority of which were to expire prior to 2003.



     During the fourth quarter of 1998, the Company identified additional furniture, fixtures, and equipment that would not be utilized following the Restructuring, resulting in an additional non-cash charge of $3 million. This charge was offset by reductions in the provisions for lease obligations and terminations and severance costs as a result of refinements to the Company's schedule for local and regional office closures. Also as a result of the refinements to the office closing schedule, the Company adjusted, effective October 1, 1998, the depreciable lives of certain of the assets written down in the first quarter of 1998, resulting in a decrease in depreciation expense of approximately $3 million for the year ended December 31, 1998.

                              PAGING NETWORK, INC.

     The Company's restructuring activity from initial charge through December 31, 1998, was as follows (in thousands):



                                                                   UTILIZATION OF RESERVE
                                         INITIAL    ADJUSTMENTS    ----------------------    REMAINING
                                         CHARGE      TO CHARGE       CASH       NON-CASH      RESERVE
                                         -------    -----------    --------    ----------    ---------
Fixed assets impairments...............  $38,900      $ 2,600       $   --       $41,500      $    --
Lease obligation costs.................   18,900       (1,300)         683            --       16,917
Severance costs........................   12,700       (1,300)       1,296            --       10,104
Other..................................    3,500           --           --         3,500           --
                                         -------      -------       ------       -------      -------
          Total........................  $74,000      $    --       $1,979       $45,000      $27,021
                                         =======      =======       ======       =======      =======



     While progress in establishing the centralized processing facilities was made during 1998 and early 1999, the Company's efforts to convert its offices to its new billing and customer service software platforms fell behind the Company's original schedule of being completed during the second quarter of 1999. Billing software and system implementation problems surfaced during the first office conversions, and as a result, the Company had to postpone the conversion of many of its other offices. These postponements resulted in delays in office closures which deferred the payments of amounts accrued for lease obligations and terminations and severance and related benefits. Additional implementation problems surfaced during 1999 and caused further delays.



     In November 1999 and in conjunction with the announcement of the Merger, as discussed in Note 1, the Company decided to suspend further conversions after January 2000 pending the decisions as to which operating platforms will be used by the combined company. As a result of the decision to suspend the Restructuring indefinitely, the Company recorded a reversal of the unused portion of the original restructuring charge of $24 million, or $0.23 per share (basic and diluted), during the quarter ended December 31, 1999.



     The Company's restructuring activity from January 1, 1999 through December 31, 1999 is as follows (in thousands):



                                                       UTILIZATION OF RESERVE
                                          BEGINNING    ----------------------    REVERSAL     REMAINING
                                           RESERVE       CASH       NON-CASH     OF CHARGE     RESERVE
                                          ---------    --------    ----------    ---------    ---------
Lease obligation costs................     $16,917      $  755         $--       $(16,162)       $--
Severance costs.......................      10,104       2,735         --          (7,369)       --
                                           -------      ------         --        --------        --
          Total.......................     $27,021      $3,490         $--       $(23,531)       $--
                                           =======      ======         ==        ========        ==



     As a result of the Restructuring, the Company eliminated approximately 325 positions and involuntarily terminated approximately 1,150 employees during 1998 and 1999.



5.  PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS



     The cost of property, equipment, and leasehold improvements consisted of the following:



                                                         1998          1999
            (IN THOUSANDS) DECEMBER 31,               ----------    ----------
Machinery and equipment.............................  $  871,870    $  956,122
Subscriber devices..................................     497,238       407,188
Furniture and fixtures..............................      59,996        61,801
Leasehold improvements..............................      20,609        23,489
Land, buildings, and building improvements..........       3,157         3,161
                                                      ----------    ----------
          Total cost................................  $1,452,870    $1,451,761
                                                      ==========    ==========



     The Company does not manufacture any of the subscriber devices or related transmitting and computerized terminal equipment used in the Company's operations. The Company purchases its

                              PAGING NETWORK, INC.

subscriber devices primarily from Motorola. The Company anticipates that subscriber devices will continue to be available for purchase from Motorola and other sources, consistent with normal manufacturing and delivery lead times.



     During the first quarter of 1999, the Company made the decision to narrow its focus to its North American operations and, as a result, made the decision to sell or otherwise dispose of its operations in Spain. During third quarter of 1999, all operations of the Company's majority-owned Spanish subsidiaries were ceased. The Company's interest in its Spanish subsidiaries was sold in the first quarter of 2000 for minimal proceeds. As a result of the Company's decision to sell or otherwise dispose of its Spanish subsidiaries, the Company recorded a provision of $18 million during the year ended December 31, 1999, for the impairment of the assets of the Company's majority-owned subsidiaries, the effect of which was to write-off the Company's net investment in its Spanish subsidiaries. The amount of the provision was based on the Company's estimate of the value of its net investment in the Spanish subsidiaries, which did not materially differ from the proceeds received upon the sale of the subsidiaries in the first quarter of 2000. No cash costs have been incurred or are expected as a result of the provision for the impairment of the assets of the Company's Spanish subsidiaries, and no additional charges are expected to be required.



     Effective April 1, 1999, the Company changed the depreciable lives for its subscriber devices and certain network equipment. The Company changed the depreciable lives of its subscriber devices from three years to two years and the depreciable life of certain of its network equipment from seven years to ten years. The changes resulted from a review by the Company of the historical usage periods of its subscriber devices and its network equipment and the Company's expectations regarding future usage periods for subscriber devices considering current and projected technological advances. The Company has determined that the appropriate useful life of its subscriber devices is two years as a result of technological advances, customer desire for new pager technology, and the Company's decreasing ability to redeploy older pager models. As a result of these changes, the net loss increased by $78 million, or $0.75 per share (basic and diluted), during the year ended December 31, 1999.



     Effective January 1, 1997, the Company shortened the depreciable lives of its subscriber devices from four to three years, and revised the related residual values. This change increased net loss for the year ended December 31, 1997 by $17 million and net loss per share by $0.16 (basic and diluted).



     During the year ended December 31, 1997, the Company recorded a provision of $13 million to write down certain subscriber devices to their net realizable value.



6.  OTHER NON-CURRENT ASSETS



     The cost of other non-current assets consisted of the following:



                                                            1998        1999
              (IN THOUSANDS) DECEMBER 31,                 --------    --------
Licenses and frequencies................................  $473,211    $477,659
Goodwill................................................    50,495      37,922
Restricted cash invested in money market instruments, at
  fair value (Note 7)...................................    33,461      34,485
Other intangible assets.................................    13,920       7,647
Other non-current assets................................    58,285      51,301
                                                          --------    --------
          Total cost....................................  $629,372    $609,014
                                                          ========    ========

                              PAGING NETWORK, INC.

     Licenses and frequencies consist of amounts paid in conjunction with the purchase of three nationwide narrowband personal communications services (PCS) frequencies at a Federal Communications Commission (FCC) auction held in 1994, amounts paid in conjunction with the purchase of blocks of two-way 900 MHz specialized mobile radio (SMR) major trading area based licenses, amounts paid to purchase exclusive rights to certain of the SMR frequencies from incumbent operators, and amounts paid to secure other licenses.



     The Company adopted the provisions of Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" (SOP 98-5), effective January 1, 1999. SOP 98-5 requires the expensing of all start-up costs as incurred, as well as the writing off of the remaining unamortized balance of capitalized start-up costs at the date of adoption of SOP 98-5. The impact of the Company's adoption of SOP 98-5 was a charge of $37 million representing the cumulative effect of a change in accounting principle to write-off all unamortized start-up costs as of January 1, 1999, and an increase in net loss of $21 million, or $0.20 per share (basic and diluted), for the year ended December 31, 1999.



7.  LONG-TERM OBLIGATIONS



     Long-term obligations consisted of the following:



                                                              1998                        1999
                                                    -------------------------   -------------------------
                                                    (CARRYING     (ESTIMATED    (CARRYING     (ESTIMATED
           (IN THOUSANDS) DECEMBER 31,                VALUE)     FAIR VALUE)      VALUE)     FAIR VALUE)
Borrowings under Credit Agreement.................  $  565,000     $     --     $  745,000     $     --
10% Senior Subordinated Notes due October 15,
  2008............................................     500,000      477,473        500,000      145,000
10.125% Senior Subordinated Notes due August 1,
  2007............................................     400,000      382,964        400,000      116,000
8.875% Senior Subordinated Notes due February 1,
  2006............................................     300,000      292,484        300,000       87,000
Other.............................................      50,137           --         58,127           --
                                                    ----------                  ----------
                                                     1,815,137                   2,003,127
Obligations in default and classified as current
  (Note 2)........................................          --                   1,945,000
                                                    ----------                  ----------
                                                    $1,815,137                  $   58,127
                                                    ==========                  ==========



     As of December 31, 1999, PageNet had $ 745 million of borrowings outstanding under its Credit Agreement. The Company's maximum borrowings under the Credit Agreement are permanently reduced beginning on June 30, 2001, by the following amounts: 2001 -- $150 million; 2002 -- $200 million; 2003 -- $250 million; and 2004 -- $147 million. The Company's Credit Agreement expires on December 31, 2004. As discussed in Note 2, the Company is in default of the covenants of its domestic debt agreements and is precluded from any additional borrowings under the Credit Agreement.



     Under the Credit Agreement, the Company may designate all or a portion of outstanding borrowings to be either a Base Rate Loan or a loan based on the London Interbank Offered Rate (LIBOR). As of December 31, 1999, the Company had designated all $745 million of borrowings as LIBOR loans, which bear interest at a rate equal to LIBOR plus a spread of 2.00%. The interest rates for the $745 million of LIBOR loans as of December 31, 1999 ranged from 7.94% to 8.17%. As a result of the defaults described

                              PAGING NETWORK, INC.

in Note 2, the Company's lenders have the right to collect default interest up to 12.00% for the Company's outstanding balances under its Credit Agreement.



     The Credit Agreement prohibits the Company from paying cash dividends or other cash distributions to shareowners. The Credit Agreement also prohibits the Company from paying more than a total of $2 million in connection with the purchase of Common Stock owned by employees whose employment with the Company is terminated. The Credit Agreement contains other covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, engage in transactions with affiliates, dispose of assets, and engage in mergers, consolidations, and other acquisitions without the prior written consent of its lenders. Amounts owing under the Credit Agreement are secured by a security interest in substantially all of the Company's assets, the assets of the Company's subsidiaries, and the capital stock of the subsidiaries of the Company (other than the international subsidiaries and Vast).



     The two credit agreements of the Company's Canadian subsidiaries provide for total borrowings of approximately $75 million. As of December 31, 1999, approximately $56 million of borrowings were outstanding under the credit facilities. Such borrowings were collateralized by $34 million of restricted cash included in other non-current assets. Additional borrowings are available under these facilities, provided such borrowings are either collaterized or certain financial conditions are met. Maximum borrowings that may be outstanding under the credit facilities are permanently reduced beginning on March 31, 2002, by the following amounts: 2002 -- $1 million; 2003 -- $6 million; and 2004 -- $68 million. Both credit agreements expire on December 31, 2004.



     The 8.875% Notes, the 10.125% Notes, and the 10% Notes are redeemable on or after February 1, 1999; August 1, 2000; and October 15, 2001; respectively, at the option of the Company, in whole or in part from time to time, at certain prices declining annually to 100 percent of the principal amount on or after February 1, 2002; August 1, 2003; and October 15, 2004; respectively, plus accrued interest. The 8.875% Notes, the 10.125% Notes, and the 10% Notes are subordinated in right of payment to all senior debt, and contain various covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, engage in transactions with affiliates, sell assets, and engage in mergers, consolidations, and other acquisitions without the prior written consent of its lenders. The fair values of the 8.875% Notes, the 10.125% Notes, and the 10% Notes were based on quoted market prices and discounted cash flow analyses. The fair values of the amounts outstanding under the Credit Agreement and other indebtedness cannot be reasonably estimated due to the debt defaults and covenant violations of the Company.



     On May 14, 1997, PageNet redeemed all $200 million of its outstanding 11.75% Senior Subordinated Notes (11.75% Notes), utilizing funds borrowed under the Company's Credit Agreement. The Company recorded an extraordinary loss of $16 million in the second quarter of 1997 on the early retirement of the 11.75% Notes. The extraordinary loss was comprised of the redemption premium of $12 million and the write-off of unamortized issuance costs of $4 million.



8.  INCOME TAXES



     For the years ended December 31, 1997, 1998, and 1999, the Company had no provision or benefit for income taxes because of the Company's inability to benefit from its net operating losses. The valuation allowance for deferred tax assets increased by $56 million, $58 million, and $109 million during the years

                              PAGING NETWORK, INC.

ended December 31, 1997, 1998, and 1999, respectively. Significant components of the Company's deferred tax assets and liabilities are as follows:



                                                         1998         1999
             (IN THOUSANDS) DECEMBER 31,               ---------    ---------
Deferred tax assets:
     Net operating loss carryforwards................  $ 197,983    $ 294,580
     Deferred revenue................................      5,982        7,411
     Provision for asset impairment..................         --        6,941
     Bad debt reserve................................      3,768        6,670
     Other tax credit carryforwards..................        679          664
     Other...........................................     28,482       18,405
                                                       ---------    ---------
          Total deferred tax assets..................    236,894      334,671
     Valuation allowance.............................   (201,496)    (310,909)
                                                       ---------    ---------
          Net deferred tax assets....................     35,398       23,762
Deferred tax liabilities:
     Depreciation....................................    (23,450)      (3,977)
     Amortization....................................    (11,948)     (19,785)
                                                       ---------    ---------
          Total deferred tax liabilities.............    (35,398)     (23,762)
                                                       ---------    ---------
                                                       $      --    $      --
                                                       =========    =========



     As of December 31, 1999, the Company has net operating loss carryforwards of approximately $755 million that expire in years 2001 through 2019. Of such amounts, $5 million expire in 2001 and $3 million expire in 2002. The Merger is expected to result in the elimination of substantially all of the tax benefit of the net operating loss carryforwards and certain other tax attributes of the Company. Loss before income taxes attributable to the Company's foreign operations was $14 million, $12 million, and $11 million for the years ended December 31, 1997, 1998, and 1999.



9.  STOCK OPTIONS



     The 1982 Incentive Stock Option Plan, as amended (1982 Plan), for officers and key employees of the Company provides for the granting of stock options intended to qualify as Incentive Stock Options (ISOs) to purchase Common Stock at not less than 100% of the fair market value on the date the option is granted, as determined by the Board of Directors. No further options may be granted under the 1982 Plan. As of December 31, 1999, options for 228,487 shares were exercisable under the 1982 Plan. All options outstanding and exercisable under the 1982 Plan are fully vested.



     Options granted were exercisable immediately, or in installments as the Board of Directors determined at the time it granted such options, and have a duration of ten years from the date of grant. Any stock issued is subject to repurchase at the option of the Company, which occurs at the exercise price for the unvested portion of the shares issued and at fair market value, as defined or allowed in the Stock Option Agreement, for the vested portion. Such options vest ratably over a five-year period from the date they first become exercisable. However, in the event of a change in ownership control of the Company, all options vest immediately.



     The 1991 Stock Option Plan (1991 Plan) for officers and key employees of the Company provides for the granting of ISOs and non-statutory options to purchase Common Stock at not less than 100% of the fair market value on the date the options are granted. The 1991 Plan is administered by the Compensation and Management Development Committee of the Board of Directors (the Committee). Approximately 3 million shares remained available for grant under the 1991 Plan as of December 31, 1999. A total of 4,034,671 shares were vested and exercisable under the 1991 Plan as of December 31, 1999. Options

                              PAGING NETWORK, INC.

granted under the 1991 Plan are non-transferable except by the laws of descent and distribution and are exercisable upon vesting, which occurs in installments, as the Board of Directors or the Committee may determine at the time it grants such options.



     On May 21, 1998, the Company's shareowners approved an amendment to its 1991 Plan to broaden the group of employees eligible to receive stock options under such plan to include all employees of the Company and its subsidiaries. On May 22, 1998, PageNet granted approximately 2 million options under the 1991 Plan to approximately 2,700 employees at an exercise price of $13.94 per share, which represented the market price of the Company's Common Stock at the date of grant. Since that time, grants of stock options to eligible new employees have been made the first day of the next quarter after the quarter in which they were hired.



     The Amended and Restated 1992 Directors Compensation Plan (Directors'
Plan), for non-employee Directors of the Company, provides for the granting of non-statutory options to purchase Common Stock at not less than 100% of the fair market value on the date the options are granted. The Directors' Plan is administered by the Committee. The total number of shares of Common Stock with respect to which options may be granted under the Directors' Plan may not exceed 750,000. Approximately 300,000 shares remain available for grant under the Directors' Plan as of December 31, 1999. A total of 225,000 shares were vested and exercisable as of December 31, 1999. Options granted under the Directors' Plan are non-transferable except by the laws of descent and distribution and are exercisable upon vesting, which occurs in installments, as the Board of Directors or the Committee may determine at the time it grants such options.



     With respect to the 1991 Plan and the Directors' Plan, notwithstanding the above, ten business days before a merger or a change in the ownership control of the Company or a sale of substantially all the assets of the Company, all options issued vest immediately and become exercisable in full; upon a merger or a change in ownership control of the Company or the sale of substantially all the assets of the Company, all options issued under the 1991 Plan and Directors' Plan which have not been exercised terminate. The Merger Agreement provides that all the Company's stock options will be converted into options for shares of Arch at a formula which would reduce the number of options outstanding by 8,944,792 and increase the exercise price range by $6.18 to $120.24.



     On June 12, 1997, the Company offered an election to its employees with options granted during 1995 and 1996 under the 1991 Plan to cancel such options and accept a lesser number of new options at a lower exercise price, with the vesting dates being restarted with the new grant dates. As a result of the election by certain of its employees, PageNet canceled approximately 3 million of options with exercise prices ranging from $13.69 to $26.50 and granted approximately 1 million of options to the same optionees with an exercise price of $8.25 per share.



     Information concerning options as of December 31, 1997, 1998, and 1999 is as follows:



                                                    1997            1998            1999
                                                ------------    ------------    ------------
Outstanding at January 1....................       5,968,605       5,687,335       8,579,568
     Granted................................       3,435,873       5,066,000       4,214,987
     Canceled...............................      (3,705,609)     (1,241,982)     (2,505,716)
     Exercised..............................         (11,534)       (931,785)        (69,724)
                                                ------------    ------------    ------------
Outstanding at December 31..................       5,687,335       8,579,568      10,219,115
                                                ============    ============    ============
Exercisable at December 31..................       2,450,795       3,253,511       4,588,158
                                                ============    ============    ============
Option price range-options outstanding......    $2.67-$25.50    $2.67-$25.50    $0.88-$17.13
Option price range-options exercised........    $2.73-$ 9.25    $2.67-$14.38    $2.67-$ 5.13

                              PAGING NETWORK, INC.

     Weighted-average exercise prices are as follows:



                                                                 1997      1998      1999
                                                                ------    ------    ------
Outstanding at January 1....................................    $15.90    $ 9.47    $10.98
     Granted................................................      9.54     12.59      4.54
     Canceled...............................................     19.89     12.79     10.17
     Exercised..............................................      7.49      8.16      3.12
Outstanding at December 31..................................      9.47     10.98      8.56
Exercisable at December 31..................................      9.12      9.85      9.31



     Certain information is being presented based on a range of exercise prices as of December 31, 1999, as follows:



                                          $0.88-$6.00    $6.03-$8.13    $8.25-$12.63    $12.94-$17.13
                                          -----------    -----------    ------------    -------------
Number of shares outstanding..........     2,567,374      2,308,960       2,338,101       3,004,680
Weighted-average exercise price.......    $     3.40     $     6.43      $     9.83      $    13.62
Weighted-average remaining contractual
  life................................          8.55           8.01            7.23            8.01
Number of shares exercisable..........       792,465        800,140       1,632,993       1,362,560
Weighted-average exercise price of
  shares exercisable..................    $     3.63     $     6.89      $     9.63      $    13.66



     The Company adopted the pro forma disclosure provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) in 1996. As required by SFAS 123, pro forma information regarding net loss and net loss per share has been determined as if the Company had accounted for employee stock options and stock-based awards granted subsequent to December 31, 1994 under the fair value method provided for under SFAS 123. The weighted-average fair value of stock options granted during 1997, 1998, and 1999 was $5.98, $7.21, and $1.22, respectively. The fair value for the stock options granted to officers and key employees of the Company after January 1, 1995 was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest ranging from 5.46% to 6.89% for 1997, ranging from 4.09% to 5.72% for 1998, and ranging from 4.54% to 6.13% for 1999; a dividend yield of 0%; volatility factors of the expected market price of the Company's Common Stock ranging from 54.4% to 57.6% for 1997, ranging from 56.8% to 60.0% for 1998, and 75.0% for 1999; and a weighted average expected life of each option ranging from 5.5 years to 6.7 years for 1997 and 1998, and ranging from 2.0 years to 6.0 years for 1999.



     For purposes of the pro forma disclosures, the estimated fair market value of the options and stock-based awards is amortized to expense over the vesting period. The Company's pro forma information is as follows (in thousands, except for net loss per common share information):



                                                       1997            1998            1999
                                                     ---------       ---------       ---------
Net loss                              As reported    $(156,947)      $(162,009)      $(299,002)
                                        Pro forma    $(172,884)      $(179,834)      $(301,586)
Net loss per common share             As reported    $   (1.53)      $   (1.57)      $   (2.88)
  (basic and diluted)                   Pro forma    $   (1.68)      $   (1.74)      $   (2.90)



     Because SFAS 123 is applicable only to options and stock-based awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 2001.

                              PAGING NETWORK, INC.

10.  COMMITMENTS



     The Company has operating leases for office and transmitting sites with lease terms ranging from a month to approximately ten years. There are no significant renewal or purchase options. Total rent expense for 1997, 1998, and 1999 was approximately $70 million, $81 million, and $101 million, respectively.



     The following is a schedule by year of future minimum rental payments required under operating leases that have remaining noncancelable lease terms in excess of one year as of December 31, 1999.



          YEAR ENDING DECEMBER 31: (IN THOUSANDS)
          ---------------------------------------
          2000..............................................  $27,997
          2001..............................................   19,788
          2002..............................................   14,855
          2003..............................................   10,229
          2004..............................................    7,080
          Later years.......................................    8,163
                                                              -------
                    Total minimum payments required.........  $88,112
                                                              =======



11.  CONTINGENCIES



     The Company is involved in various lawsuits arising in the normal course of business. In management's opinion, the ultimate outcome of these lawsuits will not have a material adverse effect on PageNet's business, financial position, or results of operations.



12.  COMMON STOCK AND NET LOSS PER SHARE



     Net loss per share amounts are computed based on the weighted average number of common shares outstanding. The number of shares used to compute per share amounts for the years ended December 31, 1997, 1998, and 1999, was 103 million, 103 million, and 104 million, respectively. The average number of options to purchase shares of the Company's Common Stock during the years ended December 31, 1997, 1998, and 1999, were 6 million, 8 million, and 10 million, respectively, at exercise prices ranging from $0.88 per share to $25.50 per share. These stock options were not included in the computation of diluted earnings per share because the effect of assuming their exercise would have been antidilutive.



     The Company has 275 million authorized shares, of which 250 million are Common Stock and 25 million are preferred stock. As of December 31, 1999, approximately 15 million shares of Common Stock were reserved for the issuance of shares under the Company's stock option and other plans. As of December 31, 1999, there were no preferred shares issued or outstanding.



     On May 23, 1996, the Company's shareowners approved an employee stock purchase plan of up to 2 million shares of the Company's Common Stock. Under the employee stock purchase plan, an employee may elect to purchase shares of the Company's Common Stock at the end of a predetermined period at a price equal to 85% of the fair market value of the Company's Common Stock at the beginning or end of such period, whichever is lower. The Company implemented two-year employee stock purchase plans on January 1, 1997 and 1998, and a one-year plan on January 1, 1999. The Company discontinued the employee stock purchase plan effective December 31, 1999.



13.  STATEMENT OF CASH FLOWS INFORMATION



     Cash and cash equivalents include highly liquid debt instruments with an original maturity of three months or less. As of December 31, 1999, cash equivalents also include investments in money market instruments, which are carried at fair market value. Cash payments made for interest for the years ended

                              PAGING NETWORK, INC.

December 31, 1997, 1998, and 1999 were approximately $144 million, $136 million, and $147 million, respectively, net of $16 million, $22 million, and $24 million, respectively, of interest capitalized during the years ended December 31, 1997, 1998 and 1999. During the year ended December 31, 1998, PageNet utilized $13 million of deposits made in 1998 for the purchase of subscriber devices. There were no significant federal or state income taxes paid or refunded for the years ended December 31, 1997, 1998, and 1999.



14.  EMPLOYEE BENEFIT PLANS



     The Company has adopted a plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the Code) for all employees who have completed a specified term of service. Effective January 1, 1996, Company contributions equal 50% of employee contributions up to a maximum of 6% of the employee's compensation. Employees may elect to contribute up to 15% of their compensation on a pre-tax basis, not to exceed the maximum amount allowed as determined by the Code. The Company's contributions aggregated approximately $2 million in 1997, $3 million in 1998, and $2 million in 1999.



15.  STOCK PURCHASE RIGHTS



     In September 1994, the Board of Directors of the Company adopted a Stock Purchase Rights Plan and declared a distribution of one common share purchase right for each outstanding share of the Company's Common Stock. As of September 28, 1994, certificates representing shares of the Company's Common Stock also represent ownership of one common share purchase right. In January 1999, the Board of Directors of the Company amended the Rights Plan to eliminate certain provisions held to be unenforceable under Delaware law.



     Generally, the rights will become exercisable only if a person or group (i) acquires 20% or more of the Company's Common Stock or (ii) announces a tender offer that would result in ownership of 20% or more of the Company's Common Stock or (iii) is declared to be an "Adverse Person" by the Board of Directors. Adverse Person includes any person or group who owns at least 10% of the Company's Common Stock and attempts an action that would adversely impact the Company. The Company's Board of Directors can waive the application of the stock purchase rights under certain circumstances. In connection with the approval of the Merger Agreement, the Company's Board of Directors waived such application as it would have related to the Merger.



     Once a person or group has acquired 20% or more of the outstanding Common Stock of the Company, each right may entitle its holder (other than the 20% person or group) to purchase, at an exercise price of $150, shares of Common Stock of the Company (or of any company that acquires the Company) at a price equal to 50% of their current market price. Under certain circumstances, the Board of Directors may exchange the rights for Common Stock (or equivalent securities) on a one-for-one basis.



     Until declaration of an Adverse Person, or ten (10) days after public announcement that any person or group has acquired 20% or more of the Common Stock of the Company, the rights are redeemable at the option of the Board of Directors. Thereafter, they may be redeemed by the Board of Directors in connection with certain acquisitions not involving any acquiring person or Adverse Person or in certain circumstances following a disposition of shares by the acquiring person or Adverse Person. The redemption price is $0.01 per right. The rights will expire on September 27, 2004, unless redeemed prior to that date.



16.  SEGMENT INFORMATION



     The Company has determined that it has two reportable segments, traditional paging operations and advanced messaging operations. The Company's basis for the segments relates to the types of products and

                              PAGING NETWORK, INC.

services each segment provides. The traditional paging segment consists of the traditional display and alphanumeric services, which are basic one-way services, and 1 1/2-way paging services. The advanced messaging operating segment consists of the Company's new 2-way wireless messaging services, VoiceNow service, and the operations of Vast, which includes wireless integration products, consumer content, and wireless software development and sales.



     The following table presents certain information related to the Company's business segments as of December 31, 1997, 1998, and 1999 or for the years ended December 31, 1997, 1998, and 1999.



                                                            1997             1998             1999
                   (IN THOUSANDS)                        ----------       ----------       ----------
Total Revenues:
     Traditional Paging(1)...........................    $  960,290       $1,041,603       $  973,658
     Advanced Messaging..............................           686            4,424           16,065
                                                         ----------       ----------       ----------
                                                         $  960,976       $1,046,027       $  989,723
                                                         ==========       ==========       ==========
Depreciation and amortization:
     Traditional Paging(1)...........................    $  276,590       $  266,319       $  310,347
     Advanced Messaging..............................        12,852           14,940           16,754
                                                         ----------       ----------       ----------
                                                         $  289,442       $  281,259       $  327,101
                                                         ==========       ==========       ==========
Operating income (loss):
     Traditional Paging(1)...........................    $   31,399(2)    $   17,406(3)    $  (41,190)(4)
     Advanced Messaging..............................       (23,891)         (39,726)         (74,198)
                                                         ----------       ----------       ----------
                                                         $    7,508       $  (22,320)      $ (115,388)
                                                         ==========       ==========       ==========
Adjusted EBITDA(5):
     Traditional Paging(1)...........................    $  320,589       $  357,725       $  263,424
     Advanced Messaging..............................       (11,039)         (24,786)         (57,444)
                                                         ----------       ----------       ----------
                                                         $  309,550       $  332,939       $  205,980
                                                         ==========       ==========       ==========
Capital expenditures:
     Traditional Paging(1)...........................    $  224,459       $  193,234       $  121,779
     Advanced Messaging..............................       103,906           74,949          113,147
                                                         ----------       ----------       ----------
                                                         $  328,365       $  268,183       $  234,926
                                                         ==========       ==========       ==========
Net interest expense(6):
     Traditional Paging(1)...........................    $   90,458       $   74,729       $   65,107
     Advanced Messaging..............................        57,233           66,963           81,912
                                                         ----------       ----------       ----------
                                                         $  147,691       $  141,692       $  147,019
                                                         ==========       ==========       ==========
Total assets:
     Traditional Paging(1)...........................    $1,047,246       $  945,621       $  746,515
     Advanced Messaging..............................       549,987          635,623          676,045
                                                         ----------       ----------       ----------
                                                         $1,597,233       $1,581,244       $1,422,560
                                                         ==========       ==========       ==========


---------------

(1) The international operations of the Company currently consist entirely of traditional paging services and accordingly are included in PageNet's traditional paging business segment.



(2) Operating income for the traditional paging business segment for 1997 includes a $13 million provision to write down certain subscriber devices to their net realizable value. See Note 5.

                              PAGING NETWORK, INC.

(3) Operating income for the traditional paging business segment for 1998 includes a restructuring charge of $74 million. See Note 4.



(4) Operating loss for the traditional paging business segment for 1999 includes a partial reversal of the restructuring charge of $24 million and a provision for asset impairment of $18 million. See Notes 4 and 5, respectively.



(5) Adjusted EBITDA, as determined by the Company, does not reflect other non-operating (income) expense, provision for asset impairment, restructuring charge, extraordinary items, and cumulative effect of a change in accounting principle.



(6) Net interest expense is interest expense less interest income.



     Adjusted EBITDA is not defined in generally accepted accounting principles and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.



17.  QUARTERLY FINANCIAL RESULTS (UNAUDITED)



     Quarterly financial information for the two years ended December 31, 1999 is summarized below.



                                                   FIRST        SECOND       THIRD      FOURTH
                                                  QUARTER       QUARTER     QUARTER     QUARTER
   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)      ---------     ---------   ---------   ---------
  1998
     Services, rent, and maintenance
       revenues................................  $ 229,861     $ 235,172   $ 239,689   $ 240,802
     Product sales.............................     25,889        29,329      25,382      19,903
                                                 ---------     ---------   ---------   ---------
          Total revenues.......................    255,750       264,501     265,071     260,705
     Cost of products sold.....................    (21,103)      (23,161)    (18,276)    (15,132)
                                                 ---------     ---------   ---------   ---------
                                                   234,647       241,340     246,795     245,573
  Operating income (loss)......................    (56,605)(1)    19,803      17,998      (3,516)
     Net loss..................................    (92,372)(1)   (15,619)    (16,428)    (37,590)
     Net loss per share (basic and diluted)....      (0.90)(1)     (0.15)      (0.16)      (0.36)
  1999
     Services, rent, and maintenance
       revenues................................  $ 241,868     $ 231,635   $ 223,063   $ 200,782
     Product sales.............................     21,692        22,930      24,347      23,406
                                                 ---------     ---------   ---------   ---------
          Total revenues.......................    263,560       254,565     247,410     224,188
     Cost of products sold.....................    (16,177)      (10,462)    (16,374)    (14,888)
                                                 ---------     ---------   ---------   ---------
                                                   247,383       244,103     231,036     209,300
     Operating income (loss)...................    (16,505)(2)   (58,248)    (13,499)    (27,136)(3)
     Loss before cumulative effect of a change
       in accounting principle.................    (51,758)(2)   (95,311)    (49,488)    (64,999)(3)
     Cumulative effect of a change in
       accounting principle....................    (37,446)           --          --          --
     Net loss..................................    (89,204)(2)   (95,311)    (49,488)    (64,999)(3)
     Net loss per share (basic and diluted):...
     Loss before cumulative effect of a change
       in accounting principle.................      (0.50)(2)     (0.92)      (0.48)      (0.64)(3)
     Cumulative effect of a change in
       accounting principle....................      (0.36)           --          --          --
     Net loss per share........................      (0.86)(2)     (0.92)      (0.48)      (0.64)(3)


---------------

(1) Operating loss for the first quarter of 1998 includes a restructuring charge of $74 million. See Note 4.



(2) Operating loss for the first quarter of 1999 includes a provision for asset impairment of $18 million. See Notes 5 and 6.



(3) Operating loss for the fourth quarter of 1999 includes a partial reversal of the restructuring charge of $24 million. See Note 4.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Arch Communications Group, Inc.:



     We have audited the accompanying consolidated balance sheets of Arch Communications Group, Inc. (a Delaware corporation) (the "Company") and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arch Communications Group, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                                 /s/ ARTHUR ANDERSEN LLP



Boston, Massachusetts


February 16, 2000 (except with respect to the matters discussed in Note 3 as to which the date is March 16, 2000)

                        ARCH COMMUNICATIONS GROUP, INC.



                          CONSOLIDATED BALANCE SHEETS


                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)



                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
                                       ASSETS
Current assets:
     Cash and cash equivalents..............................  $    1,633   $    3,161
     Accounts receivable (less reserves of $6,583 and
      $16,473 in 1998 and 1999, respectively)...............      30,753       61,167
     Inventories............................................      10,319        9,101
     Prepaid expenses and other.............................       8,007       11,874
                                                              ----------   ----------
          Total current assets..............................      50,712       85,303
                                                              ----------   ----------
Property and equipment, at cost:
     Land, buildings and improvements.......................      10,480       20,503
     Messaging and computer equipment.......................     400,312      667,820
     Furniture, fixtures and vehicles.......................      17,381       26,321
                                                              ----------   ----------
                                                                 428,173      714,644
     Less accumulated depreciation and amortization.........     209,128      314,445
                                                              ----------   ----------
     Property and equipment, net............................     219,045      400,199
                                                              ----------   ----------
Intangible and other assets (less accumulated amortization
  of $372,122 and $515,195 in 1998 and 1999,
  respectively).............................................     634,528      867,543
                                                              ----------   ----------
                                                              $  904,285   $1,353,045
                                                              ==========   ==========

                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Current maturities of long-term debt...................  $    1,250   $    8,060
     Accounts payable.......................................      25,683       30,016
     Accrued restructuring charges..........................      11,909       17,111
     Accrued expenses.......................................      11,689       43,629
     Accrued interest.......................................      20,997       30,294
     Customer deposits......................................       4,528        7,526
     Deferred revenue.......................................      10,958       28,175
                                                              ----------   ----------
          Total current liabilities.........................      87,014      164,811
                                                              ----------   ----------
Long-term debt, less current maturities.....................   1,001,224    1,322,508
                                                              ----------   ----------
Other long-term liabilities.................................      29,510       83,285
                                                              ----------   ----------
Commitments and contingencies
Stockholders' equity (deficit):
     Preferred stock--$.01 par value, authorized 10,000,000
      shares; issued 250,000 shares (aggregate liquidation
      preference of $26,030 and $28,176 in 1998 and 1999,
      respectively).........................................           3            3
     Common stock--$.01 par value, authorized 65,000,000
      shares, issued and outstanding: 7,071,861 and
      47,263,500 shares in 1998 and 1999, respectively......          71          472
     Class B common stock--$.01 par value, authorized
      10,000,000 shares; issued and outstanding: no shares
      in 1998 and 3,968,164 shares in 1999..................          --           40
     Additional paid-in capital.............................     378,218      661,413
     Accumulated deficit....................................    (591,755)    (879,487)
                                                              ----------   ----------
          Total stockholders' equity (deficit)..............    (213,463)    (217,559)
                                                              ----------   ----------
                                                              $  904,285   $1,353,045
                                                              ==========   ==========



  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.



                     CONSOLIDATED STATEMENTS OF OPERATIONS


               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                                YEARS ENDED DECEMBER 31,
                                                           -----------------------------------
                                                             1997        1998         1999
                                                           ---------   ---------   -----------
Service, rental and maintenance revenues.................  $ 351,944   $ 371,154   $   591,389
Product sales............................................     44,897      42,481        50,435
                                                           ---------   ---------   -----------
          Total revenues.................................    396,841     413,635       641,824
Cost of products sold....................................    (29,158)    (29,953)      (34,954)
                                                           ---------   ---------   -----------
                                                             367,683     383,682       606,870
                                                           ---------   ---------   -----------
Operating expenses:
     Service, rental and maintenance.....................     79,836      80,782       132,400
     Selling.............................................     51,474      49,132        84,249
     General and administrative..........................    106,041     112,181       180,726
     Depreciation and amortization.......................    232,347     221,316       309,434
     Restructuring charge................................         --      14,700        (2,200)
                                                           ---------   ---------   -----------
          Total operating expenses.......................    469,698     478,111       704,609
                                                           ---------   ---------   -----------
Operating income (loss)..................................   (102,015)    (94,429)      (97,739)
Interest expense.........................................    (96,482)   (104,019)     (144,924)
Interest income..........................................        904       1,766         1,896
Other expense............................................     (1,581)     (1,960)      (45,221)
Equity in loss of affiliate..............................     (3,872)     (5,689)       (3,200)
                                                           ---------   ---------   -----------
Income (loss) before income tax benefit, extraordinary
  items and accounting change............................   (203,046)   (204,331)     (289,188)
Benefit from income taxes................................     21,172          --            --
                                                           ---------   ---------   -----------
Income (loss) before extraordinary items and
  accounting change......................................   (181,874)   (204,331)     (289,188)
Extraordinary gain (loss) from early extinguishment of
  debt...................................................         --      (1,720)        6,963
Cumulative effect of accounting change...................         --          --        (3,361)
                                                           ---------   ---------   -----------
Net income (loss)........................................   (181,874)   (206,051)     (285,586)
Accretion of redeemable preferred stock..................        (32)         --            --
Preferred stock dividend.................................         --      (1,030)       (2,146)
                                                           ---------   ---------   -----------
Net income (loss) applicable to common stockholders......  $(181,906)  $(207,081)  $  (287,732)
                                                           =========   =========   ===========
Basic/diluted income (loss) per common share before
  extraordinary item and accounting change...............  $  (26.31)  $  (29.34)  $     (9.21)
Extraordinary gain (loss) from early extinguishment of
  debt per basic/diluted common share....................         --       (0.25)         0.22
Cumulative effect of accounting change per basic/diluted
  common share...........................................         --          --         (0.11)
                                                           ---------   ---------   -----------
Basic/diluted net income (loss) per common share.........  $  (26.31)  $  (29.59)  $     (9.10)
                                                           =========   =========   ===========
Basic/diluted weighted average number of common shares
  outstanding............................................  6,915,413   6,997,730    31,603,410
                                                           =========   =========   ===========



  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.



           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)



                                                                                                      TOTAL
                                                             CLASS B   ADDITIONAL                 STOCKHOLDERS'
                                        PREFERRED   COMMON   COMMON     PAID-IN     ACCUMULATED      EQUITY
                                          STOCK     STOCK     STOCK     CAPITAL       DEFICIT       (DEFICIT)
                                        ---------   ------   -------   ----------   -----------   -------------
Balance, December 31, 1996............    $ --       $ 70     $ --      $350,581     $(202,800)     $ 147,851
     Issuance of 50,447 shares of
       common stock under Arch's
       employee stock purchase plan...      --         --       --           800            --            800
     Accretion of redeemable preferred
       stock..........................      --         --       --           (32)           --            (32)
     Net loss.........................      --         --       --            --      (181,874)      (181,874)
                                          ----       ----     ----      --------     ---------      ---------
Balance, December 31, 1997............      --         70       --       351,349      (384,674)       (33,255)
     Exercise of options to purchase
       31,344 shares of common
       stock..........................      --         --       --           294            --            294
     Issuance of 250,000 shares of
       preferred stock................       3         --       --        24,997            --         25,000
     Issuance of 85,996 shares of
       common stock under Arch's
       employee stock purchase plan...      --          1       --           548            --            549
     Preferred stock dividend.........      --         --       --         1,030        (1,030)            --
     Net loss.........................      --         --       --            --      (206,051)      (206,051)
                                          ----       ----     ----      --------     ---------      ---------
Balance, December 31, 1998............       3         71       --       378,218      (591,755)      (213,463)
     Issuance of 30,847,004 shares of
       common stock and 5,360,261 of
       Class B common stock in rights
       offering.......................      --        308       54       216,881            --        217,243
     Issuance of 4,781,656 shares of
       common stock to acquire
       company........................      --         48       --        20,035            --         20,083
     Shares to be issued in connection
       with the Benbow settlement.....      --         --       --        22,836            --         22,836
     Issuance of 3,136,665 shares of
       common stock in exchange for
       debt...........................      --         31       --        21,106            --         21,137
     Issuance of 34,217 shares of
       common stock under Arch's
       employee stock purchase plan...      --         --       --           191            --            191
     Conversion of Class B common
       stock into common stock........      --         14      (14)           --            --             --
     Preferred stock dividend.........      --         --       --         2,146        (2,146)            --
     Net loss.........................      --         --       --            --      (285,586)      (285,586)
                                          ----       ----     ----      --------     ---------      ---------
Balance, December 31, 1999............    $  3       $472     $ 40      $661,413     $(879,487)     $(217,559)
                                          ====       ====     ====      ========     =========      =========



  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                 (IN THOUSANDS)



                                                                YEARS ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1997        1998        1999
                                                            ---------   ---------   ---------
Cash flows from operating activities:
     Net income (loss)....................................  $(181,874)  $(206,051)  $(285,586)
     Adjustments to reconcile net income (loss) to net
       cash provided by operating activities:
     Depreciation and amortization........................    232,347     221,316     309,434
     Deferred income tax benefit..........................    (21,172)         --          --
     Extraordinary loss (gain) from early extinguishment
       of debt............................................         --       1,720      (6,963)
     Cumulative effect of accounting change...............         --          --       3,361
     Equity in loss of affiliate..........................      3,872       5,689       3,200
     Accretion of discount on senior notes................     33,259      37,115      41,566
     Other non-cash interest expense......................         --          --       2,904
     Gain on Tower Site Sale..............................         --      (1,859)     (1,871)
     Write-off of N-PCS investments.......................         --          --      37,498
     Accounts receivable loss provision...................      7,181       8,545      15,265
     Changes in assets and liabilities, net of effect from
       acquisition of company:
          Accounts receivable.............................    (11,984)     (9,151)    (18,369)
          Inventories.....................................     (2,394)      2,314       1,728
          Prepaid expenses and other......................       (386)     (3,090)      7,000
          Accounts payable and accrued expenses...........      3,683      24,649      (2,986)
          Customer deposits and deferred revenue..........      1,058         549      (7,554)
          Other long-term liabilities.....................         --       1,634         909
                                                            ---------   ---------   ---------
Net cash provided by operating activities.................     63,590      83,380      99,536
                                                            ---------   ---------   ---------
Cash flows from investing activities:
     Additions to property and equipment, net.............    (87,868)    (79,249)    (95,208)
     Additions to intangible and other assets.............    (14,901)    (33,935)    (18,443)
     Net proceeds from tower site sale....................         --      30,316       3,046
     Acquisition of company, net of cash acquired.........         --          --    (516,561)
                                                            ---------   ---------   ---------
Net cash used for investing activities....................   (102,769)    (82,868)   (627,166)
                                                            ---------   ---------   ---------
Cash flows from financing activities:
     Issuance of long-term debt...........................     91,000     460,964     473,783
     Repayment of long-term debt..........................    (49,046)   (489,014)   (162,059)
     Repayment of redeemable preferred stock..............     (3,744)         --          --
     Net proceeds from sale of preferred stock............         --      25,000          --
     Net proceeds from sale of common stock...............        800         843     217,434
                                                            ---------   ---------   ---------
Net cash provided by (used in) financing activities.......     39,010      (2,207)    529,158
                                                            ---------   ---------   ---------
Net (decrease) increase in cash and cash equivalents......       (169)     (1,695)      1,528
Cash and cash equivalents, beginning of period............      3,497       3,328       1,633
                                                            ---------   ---------   ---------
Cash and cash equivalents, end of period..................  $   3,328   $   1,633   $   3,161
                                                            =========   =========   =========
Supplemental disclosure:
     Interest paid........................................  $  62,231   $  57,151   $  91,151
                                                            =========   =========   =========
     Issuance of common stock for debt....................  $      --   $      --   $  21,137
                                                            =========   =========   =========
     Issuance of common stock for acquisition of
       company............................................  $      --   $      --   $  20,083
                                                            =========   =========   =========
     Liabilities assumed in acquisition of company........  $      --   $      --   $ 134,429
                                                            =========   =========   =========
     Preferred stock dividend.............................  $      --   $   1,030   $   2,146
                                                            =========   =========   =========
     Accretion of redeemable preferred stock..............  $      32   $      --   $      --
                                                            =========   =========   =========



  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



     Organization--Arch Communications Group, Inc. ("Arch" or the "Company") is a leading provider of wireless messaging services.



     Principles of Consolidation--The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.



     Revenue Recognition--Arch recognizes revenue under rental and service agreements with customers as the related services are performed. Maintenance revenues and related costs are recognized ratably over the respective terms of the agreements. Sales of equipment are recognized upon delivery. Commissions are recognized as an expense when incurred. The Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", on December 3, 1999. This SAB provides additional guidance on the accounting for revenue recognition, including both broad conceptual discussions as well as certain industry-specific guidance. The guidance is effective for the second quarter of fiscal 2000. Arch does not expect SAB 101 to have a material impact on its results of operations upon adoption.



     Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



     Cash Equivalents--Cash equivalents include short-term, interest-bearing instruments purchased with remaining maturities of three months or less. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.



     Inventories--Inventories consist of new messaging devices which are held primarily for resale. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.



     Property and Equipment--Leased messaging devices sold or otherwise retired are removed from the accounts at their net book value using the first-in, first-out method. Property and equipment is stated at cost and is depreciated using the straight-line method over the following estimated useful lives:



                                                               ESTIMATED
ASSET CLASSIFICATION                                          USEFUL LIFE
--------------------                                          -----------
Buildings and improvements.................................    20 Years
Leasehold improvements.....................................   Lease Term
Messaging devices..........................................    3 Years
Messaging and computer equipment...........................   5-8 Years
Furniture and fixtures.....................................   5-8 Years
Vehicles...................................................    3 Years



     Depreciation and amortization expense related to property and equipment totaled $108.0 million, $101.1 million and $144.9 million for the years ended December 31, 1997, 1998 and 1999, respectively.

                        ARCH COMMUNICATIONS GROUP, INC.

     Intangible and Other Assets--Intangible and other assets, net of accumulated amortization, are composed of the following (in thousands):



                                                         DECEMBER 31,
                                                      -------------------
                                                        1998       1999
                                                      --------   --------
Purchased Federal Communications Commission
  licenses..........................................  $256,519   $354,246
Goodwill............................................   271,808    249,010
Purchased subscriber lists..........................    56,825    239,114
Deferred financing costs............................    22,072     19,915
N-PCS investments...................................    17,847         --
Other...............................................     9,457      5,258
                                                      --------   --------
                                                      $634,528   $867,543
                                                      ========   ========



     Amortization expense related to intangible and other assets totaled $124.3 million, $120.2 million and $164.6 million for the years ended December 31, 1997, 1998 and 1999, respectively.



     Subscriber lists, Federal Communications Commission licenses and goodwill are amortized over their estimated useful lives, ranging from five to ten years using the straight-line method. Non-competition agreements are amortized over the terms of the agreements using the straight-line method. Other assets consist of contract rights, organizational and Federal Communications Commission application and development costs which are amortized using the straight-line method over their estimated useful lives, not exceeding ten years.



     In April 1998, the Accounting Standards Executive Committee of the Financial Accounting Standards Board issued Statement of Position (SOP) 98-5 "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Development and start up costs include nonrecurring, direct costs incurred in the development and expansion of messaging systems. Arch adopted SOP 98-5 effective January 1, 1999. Initial application of SOP 98-5 resulted in a $3.4 million charge, which was reported as the cumulative effect of a change in accounting principle. This charge represents the unamortized portion of start-up and organization costs, which had been deferred in prior years.



     Deferred financing costs incurred in connection with Arch's credit agreements (see Note 3) are being amortized over periods not to exceed the terms of the related agreements. As credit agreements are amended and restated, unamortized deferred financing costs are written off as an extraordinary charge. During 1998, a charge of $1.7 million was recognized in connection with the closing of a new credit facility.



     In accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of" Arch evaluates the recoverability of its carrying value of the Company's long-lived assets and certain intangible assets based on estimated undiscounted cash flows to be generated from each of such assets compared to the original estimates used in measuring the assets. To the extent impairment is identified, Arch reduces the carrying value of such impaired assets. To date, Arch has not had any such impairments except as described below.



     N-PCS Investments--In connection with Arch's May 1996 acquisition of Westlink Holdings, Inc., Arch acquired Westlink's 49.9% share of the capital stock of Benbow PCS Ventures, Inc. Benbow holds exclusive rights to a 50kHz outbound/12.5kHz inbound narrowband personal communications services license in each of the five regions of the United States. Arch was formerly obligated to advance Benbow sufficient funds to service debt obligations incurred by Benbow in connection with its acquisition of its narrowband PCS licenses and to finance construction of a narrowband PCS system unless funds were available to Benbow from other sources. This obligation was subject to the approval of Arch's designee on Benbow's board of directors. Arch's investment in Benbow was accounted for under the equity method

                        ARCH COMMUNICATIONS GROUP, INC.

whereby Arch's share of Benbow's losses, since the acquisition date of Westlink, are recognized in Arch's accompanying consolidated statements of operations under the caption equity in loss of affiliate.



     In June 1999, Arch, Benbow and Benbow's controlling stockholder, agreed that:



     - the shareholders agreement, the management agreement and the employment agreement governing the establishment and operation of Benbow will be terminated;



     - Benbow will not make any further Federal Communications Commission payments and will not pursue construction of a narrowband PCS system;



     - Arch will not be obligated to fund Federal Communications Commission payments or construction of a narrowband PCS system by Benbow;



     - the parties will seek Federal Communications Commission approval of the forgiveness of Benbow's remaining payment obligations and the transfer of the controlling stockholder's equity interest in Benbow to Arch;



     - the closing of the transaction will occur on the earlier of January 23, 2001 or receipt of Federal Communications Commission approval;



     - Arch will pay the controlling stockholder, in installments, an aggregate amount of $3.5 million (if the transaction closes before January 23, 2001) or $3.8 million (if the transaction closes on January 23, 2001).



     As a result of these arrangements, Benbow will not have any meaningful business operations and is unlikely to retain its narrowband personal communications services licenses. Therefore, Arch has written off substantially all of its investment in Benbow in the amount of $8.2 million. Arch has also accrued the payment to the controlling stockholder of $3.8 million and legal and other expenses of approximately $1.0 million which is included in accrued expenses. In addition, Arch guaranteed Benbow's obligations in conjunction with Benbow's June 1998 purchase of the stock of PageCall. Since it is unlikely that Benbow will be able to meet these obligations and Arch is currently required to settle the obligation in its stock, Arch has recorded the issuance of $22.8 million of its common stock in additional paid-in capital and as a charge to operations, to satisfy the obligation in April 2000.



     On November 8, 1994, CONXUS Communications, Inc. was successful in acquiring the rights to an interactive messaging license in five designated regions in the United States in the Federal Communications Commission narrowband wireless spectrum auction. On May 18, 1999, CONXUS filed for Chapter 11 protection in the U.S. Bankruptcy Court in Delaware, which case was converted to a case under Chapter 7 on August 17, 1999. In June 1999, Arch wrote-off its $6.5 million investment in CONXUS. On November 3, 1999, in order to document its disposition of any interest it has, if any, in CONXUS, Arch offered to transfer to CONXUS its shares in CONXUS for no consideration. Which was accepted by the Chapter 7 trustee on December 9, 1999.



     All of the above charges, totaling $42.3 million, are included in other expense in 1999 in the accompanying statement of operations.



     Fair Value of Financial Instruments--Arch's financial instruments, as defined under SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", include its cash, its debt financing and interest rate protection agreements. The fair value of cash is equal to the carrying value at December 31, 1998 and 1999.



     As discussed in Note 3, Arch's debt financing primarily consists of (1) senior bank debt, (2) fixed rate senior notes and (3) convertible subordinated debentures. Arch considers the fair value of senior bank debt to be equal to the carrying value since the related facilities bear a current market rate of interest.

                        ARCH COMMUNICATIONS GROUP, INC.

Arch's fixed rate senior notes are traded publicly. The following table depicts the fair value of the fixed rate senior notes and the convertible subordinated debentures based on the current market quote as of December 31, 1998 and 1999 (in thousands):



                                   DECEMBER 31, 1998       DECEMBER 31, 1999
                                 ---------------------   ---------------------
                                 CARRYING                CARRYING
                                 --------                --------
DESCRIPTION                       VALUE     FAIR VALUE    VALUE     FAIR VALUE
-----------                       -----     ----------    -----     ----------
10 7/8% Senior Discount Notes
  due 2008.....................  $369,506    $221,704    $393,917    $173,323
9 1/2% Senior Notes due 2004...   125,000     112,500     125,000      95,000
14% Senior Notes due 2004......   100,000     103,000     100,000      83,000
12 3/4% Senior Notes due
  2007.........................   127,604     127,604     127,887     101,030
13 3/4% Senior Notes due
  2008.........................        --          --     140,365     113,685
6 3/4% Convertible Subordinated
  Debentures due 2003..........    13,364       6,682       4,459       1,812



     Arch had off-balance-sheet interest rate protection agreements consisting of interest rate swaps and interest rate caps with notional amounts of $265.0 million and $40.0 million, respectively, at December 31, 1998 and $107.0 million and $10.0 million, respectively, at December 31, 1999. The cost to terminate the outstanding interest rate swaps and interest rate caps at December 31, 1998 and 1999 would have been $6.4 million and $4.5 million, respectively. See Note 3.



     Basic/Diluted Net Income (Loss) Per Common Share--On June 28, 1999, Arch effected a one for three reverse stock split. All share and per share data for all periods presented have been adjusted to give effect to this reverse split.



     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share". The Company adopted this standard in 1997. The adoption of this standard did not have an effect on the Company's financial position, results of operations or income (loss) per share. Basic net income
(loss) per common share is based on the weighted average number of common shares outstanding. Shares of stock issuable pursuant to stock options and upon conversion of the subordinated debentures (see Note 3) or the Series C Preferred Stock (see Note 4) have not been considered, as their effect would be anti-dilutive and thus diluted net income (loss) per common share is the same as basic net income (loss) per common share.



     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized in earnings. Arch intends to adopt this standard effective January 1, 2001. Arch has not yet quantified the impact of adopting SFAS No. 133 on its financial statements; however, adopting SFAS No. 133 could increase volatility in earnings and other comprehensive income.



     Reclassifications--Certain amounts of prior periods were reclassified to conform with the 1999 presentation.



2.  ACQUISITIONS



     On June 3, 1999 Arch completed its acquisition of MobileMedia Communications, Inc. for $671.1 million, consisting of cash paid of $516.6 million, including direct transaction costs, 4,781,656 shares of Arch common stock valued at $20.1 million and the assumption of liabilities of $134.4 million. The cash payments were financed through the issuance of approximately
36.2 million shares of Arch common stock (including approximately 5.4 million shares of Arch Class B common

                        ARCH COMMUNICATIONS GROUP, INC.

shares) in a rights offering for $6.00 per share, the issuance of $147.0 million principal amount of 13 3/4% senior notes due 2008 (see Note 3) and additional borrowings under the Company's credit facility.



     Arch issued to four unsecured creditors, who had agreed to act as standby purchasers and to purchase shares not purchased by other unsecured creditors in the rights offering, warrants to acquire 1,225,219 shares of its common stock on or before September 1, 2001 for $9.03 per share. The fair value of these warrants was determined to be immaterial.



     The purchase price was allocated based on the fair values of assets acquired and liabilities assumed. The acquisition has been accounted for as a purchase, and the results of MobileMedia's operations have been included in the consolidated financial statements from the date of the acquisition. Goodwill resulting from the acquisition is being amortized over a ten-year period using the straight-line method.



     The liabilities assumed, referred to above, include an unfavorable lease accrual related to MobileMedia's rentals on communications towers which were in excess of market rental rates. This accrual amounted to approximately $52.9 million and is included in other long-term liabilities. This accrual will be amortized over the remaining lease term of 13 3/4 years. Concurrent with the consummation of the acquisition, Arch commenced the development of a plan to integrate the operations of MobileMedia. The liabilities assumed, referred to above, also includes a $14.5 million restructuring accrual to cover the costs to eliminate redundant headcount and facilities in connection with the overall integration of operations (see Note 9).



     The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at the beginning of the period presented, after giving effect to certain adjustments, including depreciation and amortization of acquired assets and interest expense on acquisition debt. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been completed at the beginning of the period presented, or of results that may occur in the future.



                                                    YEAR ENDED           YEAR ENDED
                                                DECEMBER 31, 1998    DECEMBER 31, 1999
                                                -----------------    -----------------
                                                (UNAUDITED AND IN THOUSANDS EXCEPT FOR
                                                          PER SHARE AMOUNTS)
Revenues......................................      $ 854,862            $ 817,686
Income (loss) before extraordinary item.......       (193,151)            (316,590)
Net income (loss).............................       (194,871)            (309,627)
Basic/diluted net income (loss) per common
  share.......................................          (4.09)               (6.39)



     Pending Acquisition--In November 1999, Arch signed a definitive agreement with Paging Network, Inc. (PageNet) pursuant to which PageNet will merge with a wholly-owned subsidiary of Arch. Each outstanding share of PageNet common stock will be converted into 0.1247 share of Arch common stock in the merger.



     Under the merger agreement, PageNet is required to make an exchange offer of PageNet common stock to holders of its outstanding 8.875% senior subordinated notes due 2006, its 10.125% senior subordinated notes due 2007 and its 10% senior subordinated notes due 2008 (collectively, the "PageNet Notes"), having an aggregate outstanding principal amount of $1.2 billion. Under the PageNet exchange offer, an aggregate of 616,830,757 shares of PageNet common stock, together with 68.9% of the equity interest in PageNet's subsidiary, Vast Solutions, would be exchanged for all of the PageNet Notes, in the aggregate. In connection with the Merger, PageNet would distribute to its stockholders (other than holders who received shares in the PageNet exchange offer), 11.6% of the equity interests in Vast Solutions. After the merger, PageNet would retain a 19.5% equity interest in Vast Solutions.



     Under the merger agreement Arch is required to make an exchange offer of up to 29,651,984 shares of its common stock (in the aggregate) for all of its 10 7/8% senior discount notes due 2008.

                        ARCH COMMUNICATIONS GROUP, INC.

     Arch expects the merger, which has been approved by the boards of directors of Arch and PageNet, but is subject to regulatory review, shareholder approval, other third-party consents and the completion of the exchange offers and preferred stock conversion, to be completed in the second or third quarter of 2000. Each of the PageNet exchange offer and the Arch exchange offer is conditioned upon acceptance by the holders of 97.5% of the PageNet Notes and the Arch senior discount notes, respectively, subject to reduction under specified circumstances.



     The merger agreement provides that under certain circumstances a fee may be payable by Arch or PageNet upon termination of the agreement. These circumstances include withdrawal of the recommendation or approval of the merger agreement or the merger by the Arch or PageNet board of directors, the failure of shareholders or noteholders to approve the transaction or exchange followed by the making of an alternative proposal and Arch or PageNet entering into an agreement with a third party within 12 months of such termination, and PageNet's failure to file a prepackaged bankruptcy plan in certain circumstances. The termination fee payable by Arch or PageNet under the merger agreement is $40.0 million.



     The merger agreement provides that either party may terminate the agreement, without paying the above fee, if the merger is not consummated by June 30, 2000. This termination date is subject to extension for 90 days for regulatory approval and is subject to extension to as late as December 31, 2000 under certain circumstances where PageNet files for protection under the U.S. Bankruptcy Code.



3.  LONG-TERM DEBT



     Long-term debt consisted of the following:



                                                            DECEMBER 31,
                                                       -----------------------
                                                          1998         1999
                                                       ----------   ----------
                                                           (IN THOUSANDS)
Senior Bank Debt.....................................  $  267,000   $  438,940
10 7/8% Senior Discount Notes due 2008...............     369,506      393,917
9 1/2% Senior Notes due 2004.........................     125,000      125,000
14% Senior Notes due 2004............................     100,000      100,000
12 3/4% Senior Notes due 2007........................     127,604      127,887
13 3/4% Senior Notes due 2008........................          --      140,365
Convertible Subordinated Debentures..................      13,364        4,459
                                                       ----------   ----------
                                                        1,002,474    1,330,568
Less -- Current maturities...........................       1,250        8,060
                                                       ----------   ----------
Long-term debt.......................................  $1,001,224   $1,322,508
                                                       ==========   ==========



     Senior Bank Debt--The Company, through its operating subsidiary, Arch Paging, Inc. (API) has a senior credit facility in the current amount of $577.9 million consisting of (i) a $175.0 million reducing revolving tranche A facility, (ii) a $100.0 million tranche B term loan and (iii) a $302.9 million tranche C term loan.



     The tranche A facility will be reduced on a quarterly basis commencing on September 30, 2000 and will mature on June 30, 2005. The tranche B term loan will be amortized in quarterly installments commencing September 30, 2000, with an ultimate maturity date of June 30, 2005. The tranche C term loan began amortizing in annual installments on December 31, 1999, with an ultimate maturity date of June 30, 2006.



     API's obligations under the senior credit facility are secured by its pledge of its interests in certain of its operating subsidiaries. The senior credit facility is guaranteed by Arch and certain of Arch's operating

                        ARCH COMMUNICATIONS GROUP, INC.

subsidiaries. Arch's guarantee is secured by a pledge of Arch's stock and notes in its wholly-owned subsidiary Arch Communications Inc. (ACI), and the guarantees of the operating subsidiaries are secured by a security interest in certain assets of those operating subsidiaries.



     Borrowings under the senior credit facility bear interest based on a reference rate equal to either the agent bank's alternate base rate or LIBOR, in each case plus a margin based on specified ratios of debt to annualized earnings before interest, taxes, depreciation and amortization (EBITDA).



     The senior credit facility requires payment of fees on the daily average amount available to be borrowed under the tranche A facility. These fees vary depending on specified ratios of total debt to annualized EBITDA.



     The senior credit facility requires that at least 50% of total ACI debt, including outstanding borrowings under the senior credit facility, be subject to a fixed interest rate or interest rate protection agreements. Entering into interest rate protection agreements involves both the credit risk of dealing with counterparties and their ability to meet the terms of the contracts and interest rate risk. In the event of nonperformance by the counterparty to these interest rate protection agreements, Arch would be subject to the prevailing interest rates specified in the senior credit facility.



     Under the interest rate swap agreements, the Company will pay the difference between LIBOR and the fixed swap rate if the swap rate exceeds LIBOR, and the Company will receive the difference between LIBOR and the fixed swap rate if LIBOR exceeds the swap rate. Settlement occurs on the quarterly reset dates specified by the terms of the contracts. No interest rate swaps on the senior credit facility were outstanding at December 31, 1999. At December 31, 1998, the Company had a net payable of $47,000, on the interest rate swaps.



     The interest rate cap agreements will pay the Company the difference between LIBOR and the cap level if LIBOR exceeds the cap levels at any of the quarterly reset dates. If LIBOR remains below the cap level, no payment is made to the Company. The total notional amount of the interest rate cap agreements was $10.0 million with a cap level of 8% at December 31, 1999. The transaction fees for these instruments are being amortized over the terms of the agreements.



     The senior credit facility contains restrictions that limit, among other things, Arch's operating subsidiaries' ability to:



     - declare dividends or redeem or repurchase capital stock;



     - prepay, redeem or purchase debt;



     - incur liens and engage in sale/leaseback transactions;



     - make loans and investments;



     - incur indebtedness and contingent obligations;



     - amend or otherwise alter debt instruments and other material agreements;



     - engage in mergers, consolidations, acquisitions and asset sales;



     - alter its lines of business or accounting methods.



     In addition, the senior credit facility requires Arch and its subsidiaries to meet certain financial covenants, including ratios of EBITDA to fixed charges, EBITDA to debt service, EBITDA to interest service and total indebtedness to EBITDA. As of December 31, 1999, Arch and its operating subsidiaries were in compliance with the covenants of the senior credit facility.

                        ARCH COMMUNICATIONS GROUP, INC.

     As of December 31, 1999, $438.9 million was outstanding and $139.0 million was available under the senior credit facility. At December 31, 1999, such advances bore interest at an average annual rate of 11.62%.



     Senior Notes--Interest on Arch's 10 7/8% senior discount notes due 2008 does not accrue prior to March 15, 2001. Commencing September 15, 2001, interest on the senior discount notes is payable semi-annually at an annual rate of 10 7/8%. The maturity value of the senior discount notes outstanding at December 31, 1999 was $448.4 million.



     On June 3, 1999, ACI, a wholly-owned subsidiary of Arch, received the proceeds of an offering of $147.0 million principal amount at maturity of 13 3/4% senior notes due 2008. The 13 3/4% notes were sold at an initial price to investors of 95.091% for proceeds of $139.8 million less offering expenses of $5.2 million. The 13 3/4% notes mature on April 15, 2008 and bear interest at a rate of 13 3/4% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 1999.



     Interest on the 13 3/4% notes, ACI's 12 3/4% senior notes due 2007, ACI's 14% senior notes due 2004 and ACI's 9 1/2% senior notes due 2004 (collectively, the "Senior Notes") is payable semiannually. The senior discount notes and Senior Notes contain certain restrictive and financial covenants, which, among other things, limit the ability of Arch or ACI to:



     - incur additional indebtedness;



     - pay dividends;



     - grant liens on its assets;



     - sell assets;



     - enter into transactions with related parties;



     - merge, consolidate or transfer substantially all of its assets;



     - redeem capital stock or subordinated debt;



     - make certain investments.



     Arch has entered into interest rate swap agreements in connection with the ACI 14% Notes. Under the interest rate swap agreements, Arch has effectively reduced the interest rate on the ACI 14% Notes from 14% to the fixed swap rate of 9.45%. In the event of nonperformance by the counterparty to these interest rate protection agreements, Arch would be subject to the 14% interest rate specified on the notes. As of December 31, 1999, Arch had received $6.8 million in excess of the amounts paid under the swap agreements, which is included in other long-term liabilities in the accompanying balance sheet.



     Convertible Subordinated Debentures--The Arch convertible debentures are convertible at their principal amount into shares of Arch common stock at any time prior to redemption or maturity at an initial conversion price of $50.25 per share, subject to adjustment. The Arch convertible debentures are redeemable, at the option of Arch, in whole or in part, at certain prices declining annually to 100% of the principal amount at maturity plus accrued interest. The Arch convertible debentures also are subject to redemption at the option of the holders, at a price of 100% of the principal amount plus accrued interest, upon the occurrence of certain events. The Arch convertible debentures bear interest at a rate of 6 3/4% per annum, payable semiannually on June 1 and December 1. The Arch convertible debentures are unsecured and are subordinated to all existing indebtedness of Arch.



     Debt Exchanged for Equity--In October 1999, Arch completed transactions with four bondholders in which Arch issued an aggregate of 3,136,665 shares of Arch common stock and warrants to purchase 540,487 shares of Arch common stock for $9.03 per share in exchange for $25.2 million accreted value of

                        ARCH COMMUNICATIONS GROUP, INC.

debt securities. Under two of the exchange agreements, Arch issued 809,545 shares of Arch common stock and warrants to purchase 540,487 shares of Arch common stock for $9.03 per share in exchange for $8.9 million principal amount of Arch convertible debentures. Arch recorded $2.9 million of non-cash interest expense in conjunction with these transactions. Under the remaining exchange agreements, Arch issued 2,327,120 shares of Arch common stock in exchange for $16.3 million accreted value ($19.0 million maturity value) of its senior discount notes. Arch recorded an extraordinary gain of $7.0 million on the early extinguishment of debt as a result of these transactions.



     In February and March 2000, Arch completed transactions in which Arch issued an aggregate of 11,926,036 shares of Arch common stock in exchange for approximately $160.9 million accreted value of debt securities. Under one of the exchange agreements, Arch issued 285,715 shares of Arch common stock in exchange for $3.5 million principal amount of Arch convertible debentures. Under the other exchange agreements, Arch issued 11,640,321 shares of Arch common stock in exchange for $157.4 million accreted value ($176.0 million maturity value) of its senior discount notes.



     Maturities of Debt--Scheduled long-term debt maturities at December 31, 1999 are as follows (in thousands):



YEAR ENDING DECEMBER 31,
------------------------
2000........................................................   $    8,060
2001........................................................       15,560
2002........................................................       20,560
2003........................................................       30,019
2004........................................................      274,060
Thereafter..................................................      982,309
                                                               ----------
                                                               $1,330,568
                                                               ==========



4.  REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY



     Redeemable Preferred Stock--In connection with the its merger with USA Mobile Communications Holdings, Inc., Arch assumed the obligations associated with 22,530 outstanding shares of Series A Redeemable Preferred Stock issued by USA Mobile. The preferred stock was recorded at its accreted redemption value, based on 10% annual accretion through the redemption date. On January 30, 1997, all outstanding preferred stock was redeemed for $3.7 million in cash.



     Redeemable Series C Cumulative Convertible Preferred Stock--On June 29, 1998, two partnerships managed by Sandler Capital Management Company, Inc., an investment management firm, together with certain other private investors, made an equity investment in Arch of $25.0 million in the form of Series C Convertible Preferred Stock of Arch. The Series C Preferred Stock: (i) is convertible into Arch common stock at a conversion price of $16.38 per share, subject to certain adjustments; (ii) bears dividends at an annual rate of 8.0%,
(A) payable quarterly in cash or, at Arch's option, through the issuance of shares of Arch common stock valued at 95% of the then prevailing market price or
(B) if not paid quarterly, accumulating and payable upon redemption or conversion of the Series C Preferred Stock or liquidation of Arch; (iii) permits the holders after seven years to require Arch, at Arch's option, to redeem the Series C Preferred Stock for cash or convert such shares into Arch common stock valued at 95% of the then prevailing market price of Arch common stock; (iv) is subject to redemption for cash or conversion into Arch common stock at Arch's option in certain circumstances; (v) in the event of a "Change of Control" as defined in the indenture governing the senior discount notes, requires Arch, at its option, to redeem the Series C Preferred Stock for cash or convert such shares into Arch common stock valued at 95% of the then prevailing market price of Arch common stock, with such cash redemption or conversion being at a price equal to 105% of the sum of the original purchase price plus accumulated dividends; (vi) limits

                        ARCH COMMUNICATIONS GROUP, INC.

certain mergers or asset sales by Arch; (vii) so long as at least 50% of the Series C Preferred Stock remains outstanding, limits the incurrence of indebtedness and "restricted payments" in the same manner as contained in the senior discount notes indenture; and (viii) has certain voting and preemptive rights. Upon an event of redemption or conversion, Arch currently intends to convert such Series C Preferred Stock into shares of Arch common stock.



     Class B Common Stock--Shares of Arch Class B common stock are identical in all respects to shares of Arch common stock, except that a holder of Class B common stock is not entitled to vote in the election of directors and is entitled to 1/100th vote per share on all other matters voted on by Arch stockholders. Shares of class B common stock will automatically convert into an identical number of shares of common stock upon transfer of Class B common shares to any person or entity, other than any person or entity that received shares of Class B common stock in the initial distribution of those shares or any affiliate of such person or entity.



     Warrants--In connection with the acquisition of MobileMedia, Arch issued approximately 48.3 million warrants to purchase Arch common stock. Each warrant represents the right to purchase one-third of one share of Arch common stock at an exercise price of $3.01 ($9.03 per share). The warrants expire on September 1, 2001.



     Stock Options--Arch has stock option plans which provide for the grant of incentive and nonqualified stock options to key employees, directors and consultants to purchase Arch common stock. Incentive stock options are granted at exercise prices not less than the fair market value on the date of grant. Options generally vest over a five-year period from the date of grant. However, in certain circumstances, options may be immediately exercisable in full. Options generally have a duration of 10 years. The plans provide for the granting of options to purchase a total of 2,304,135 shares of common stock.



     On December 16, 1997, the Compensation Committee of the board of directors of Arch authorized the Company to offer an election to its employees who had outstanding options at a price greater than $15.19 to cancel such options and accept new options at a lower price. In January 1998, as a result of this election by certain of its employees, the Company canceled 361,072 options with exercise prices ranging from $17.82 to $61.88 and granted the same number of new options with an exercise price of $15.19 per share, the fair market value of the stock on December 16, 1997.



     The following table summarizes the activity under Arch's stock option plans for the periods presented:



                                                                   WEIGHTED
                                                                   AVERAGE
                                                       NUMBER OF   EXERCISE
                                                        OPTIONS     PRICE
                                                       ---------   --------
Options Outstanding at December 31, 1996.............    349,065    $34.11
     Granted.........................................    166,785     20.03
     Exercised.......................................         --        --
     Terminated......................................    (62,207)    31.97
                                                       ---------    ------
Options Outstanding at December 31, 1997.............    453,643     29.22
     Granted.........................................    656,096     14.27
     Exercised.......................................    (31,344)     9.38
     Terminated......................................   (429,627)    28.54
Options Outstanding at December 31, 1998.............    648,768     15.51
     Granted.........................................  1,295,666      7.80
     Exercised.......................................         --        --
     Terminated......................................   (109,672)    13.89
Options Outstanding at December 31, 1999.............  1,834,762     10.16
                                                       =========    ======
Options Exercisable at December 31, 1999.............    255,264    $17.00
                                                       =========    ======

                        ARCH COMMUNICATIONS GROUP, INC.

     The following table summarizes the options outstanding and options exercisable by price range at December 31, 1999:



                                 WEIGHTED
                                  AVERAGE     WEIGHTED                 WEIGHTED
                                 REMAINING    AVERAGE                  AVERAGE
   RANGE OF         OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
EXERCISE PRICES   OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
---------------   -----------   -----------   --------   -----------   --------
$ 4.31 - $ 6.31       26,400       9.58        $ 5.70        7,900      $ 5.46
  7.83 -   7.83    1,263,266       9.42          7.83        2,000        7.83
 10.69 -  15.19      500,954       8.09         14.33      210,996       14.49
 18.75 -  23.63       32,974       5.99         20.76       23,516       21.03
 37.50 -  82.68       11,168       5.52         66.56       10,852       66.99
---------------    ---------       ----        ------      -------      ------
$ 4.31 - $82.68    1,834,762       8.98        $10.16      255,264      $17.00
===============    =========       ====        ======      =======      ======



     Employee Stock Purchase Plans--The Company's employee stock purchase plans allow eligible employees the right to purchase common stock, through payroll deductions not exceeding 10% of their compensation, at the lower of 85% of the market price at the beginning or the end of each six-month offering period. During 1997, 1998 and 1999, 50,447, 85,996 and 34,217 shares were issued at an average price per share of $15.87, $6.39 and $5.60, respectively. At December 31, 1999, 465,783 shares are available for future issuance.



     Accounting for Stock-Based Compensation--Arch accounts for its stock option and stock purchase plans under APB Opinion No. 25 "Accounting for Stock Issued to Employees." Since all options have been issued at a grant price equal to fair market value, no compensation cost has been recognized in the statements of operations. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", Arch's net income
(loss) and income (loss) per share would have been increased to the following pro forma amounts:



                                                                 YEARS ENDED DECEMBER 31,
                                                                 ------------------------
                                                            1997           1998           1999
                                                            ----           ----           ----
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income (loss):       As reported..................   $(181,874)     $(206,051)     $(285,586)
                         Pro forma....................    (183,470)      (208,065)      (288,070)
Basic net income (loss)
per common share:        As reported..................      (26.31)        (29.59)         (9.10)
                         Pro forma....................      (26.55)        (29.88)         (9.18)



     Because the SFAS No. 123 method of accounting has not been applied to the options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. In computing these pro forma amounts, Arch has assumed risk-free interest rates of 4.5%-6%, an expected life of 5 years, an expected dividend yield of zero and an expected volatility of 50%-87%.



     The weighted average fair values (computed consistent with SFAS No. 123) of options granted under all plans in 1997, 1998 and 1999 were $10.11, $8.34 and $5.56, respectively. The weighted average fair value of shares sold under the employee stock purchase plans in 1997, 1998 and 1999 was $8.49, $5.64 and $3.13, respectively.



     Deferred Compensation Plan for Nonemployee Directors--Under the deferred compensation plan for nonemployee directors, outside directors may elect to defer, for a specified period of time, receipt of some or all of the annual and meeting fees which would otherwise be payable for service as a director. A portion of the deferred compensation may be converted into phantom stock units, at the election of the director.

                        ARCH COMMUNICATIONS GROUP, INC.

The number of phantom stock units granted equals the amount of compensation to be deferred as phantom stock divided by the fair value of Arch common stock on the date the compensation would have otherwise been paid. At the end of the deferral period, the phantom stock units will be converted to cash based on the fair market value of Arch common stock on the date of distribution. Deferred compensation is expensed when earned. Changes in the value of the phantom stock units are recorded as income/expense based on the fair market value of Arch common stock.



     Stockholders Rights Plan--In October 1995, Arch's board of directors adopted a stockholders rights plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock to stockholders of record at the close of business on October 25, 1995. Each Right entitles the registered holder to purchase from Arch one one-thousandth of a share of Series B Junior Participating Preferred Stock, at a cash purchase price of $150, subject to adjustment. Pursuant to the Plan, the Rights automatically attach to and trade together with each share of common stock. The Rights will not be exercisable or transferable separately from the shares of common stock to which they are attached until the occurrence of certain events. The Rights will expire on October 25, 2005, unless earlier redeemed or exchanged by Arch in accordance with the Plan.



5.  INCOME TAXES



     Arch accounts for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, given the provisions of enacted laws.



     The components of the net deferred tax asset (liability) recognized in the accompanying consolidated balance sheets at December 31, 1998 and 1999 are as follows (in thousands):



                                                      1998        1999
                                                    ---------   ---------
Deferred tax assets...............................  $ 179,484   $ 312,527
Deferred tax liabilities..........................    (67,652)    (41,617)
                                                    ---------   ---------
                                                      111,832     270,910
Valuation allowance...............................   (111,832)   (270,910)
                                                    ---------   ---------
                                                    $      --   $      --
                                                    =========   =========



     The approximate effect of each type of temporary difference and carryforward at December 31, 1998 and 1999 is summarized as follows (in thousands):



                                                          1998        1999
                                                        ---------   ---------
Net operating losses..................................  $ 128,213   $ 174,588
Intangibles and other assets..........................    (62,084)     36,029
Depreciation of property and equipment................     39,941      42,703
Accruals and reserves.................................      5,762      17,590
                                                        ---------   ---------
                                                          111,832     270,910
Valuation allowance...................................   (111,832)   (270,910)
                                                        ---------   ---------
                                                        $      --   $      --
                                                        =========   =========



     The effective income tax rate differs from the statutory federal tax rate primarily due to the nondeductibility of goodwill amortization and the inability to recognize the benefit of current net operating loss (NOL) carryforwards. The NOL carryforwards expire at various dates through 2014. The Internal Revenue Code contains provisions that may limit the NOL carryforwards available to be used in any given year if certain events occur, including significant changes in ownership, as defined.

                        ARCH COMMUNICATIONS GROUP, INC.

     The Company has established a valuation reserve against its net deferred tax asset until it becomes more likely than not that this asset will be realized in the foreseeable future. Of the valuation allowance at December 31, 1999, approximately $60.3 million will be recorded to goodwill when realized.



6.  COMMITMENTS AND CONTINGENCIES



     In the ordinary course of business, the Company and its subsidiaries are defendants in a variety of judicial proceedings. In the opinion of management, there is no proceeding pending, or to the knowledge of management threatened, which, in the event of an adverse decision, would result in a material adverse change in the financial condition or results of operations of the Company.



     Arch has operating leases for office and transmitting sites with lease terms ranging from one month to approximately fifty years. In most cases, Arch expects that, in the normal course of business, leases will be renewed or replaced by other leases.



     Future minimum lease payments under noncancellable operating leases at December 31, 1999 are as follows (in thousands):



YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $ 51,091
2001........................................................    42,611
2002........................................................    35,957
2003........................................................    29,457
2004........................................................    22,969
Thereafter..................................................   143,426
                                                              --------
          Total.............................................  $325,511
                                                              ========



     Total rent expense under operating leases for the years ended December 31, 1997, 1998 and 1999 approximated $19.8 million, $19.6 million and $48.3 million, respectively.



7.  EMPLOYEE BENEFIT PLANS



     Retirement Savings Plans--Arch has retirement savings plans, qualifying under Section 401(k) of the Internal Revenue Code covering eligible employees, as defined. Under the plans, a participant may elect to defer receipt of a stated percentage of the compensation which would otherwise be payable to the participant for any plan year (the deferred amount) provided, however, that the deferred amount shall not exceed the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The plans provide for employer matching contributions. Matching contributions for the years ended December 31, 1997, 1998 and 1999 approximated $302,000, $278,000 and $960,000, respectively.



8.  LONG-TERM LIABILITIES



     During 1998 and 1999, Arch sold communications towers, real estate, site management contracts and/or leasehold interests involving 133 sites in 22 states and leased space on the towers on which it currently operates communications equipment to service its own messaging network. Net proceeds from the sales were approximately $33.4 million, Arch used the net proceeds to repay indebtedness under its credit facility.



     Arch entered into options to repurchase each site and until this continuing involvement ends the gain on the sale of the tower sites is deferred and included in other long-term liabilities. At December 31, 1999, approximately $24.9 million of the gain is deferred and approximately $1.9 million of this gain has been recognized in the statement of operations and is included in operating income for each of the years ended December 31, 1998 and 1999, respectively.

                        ARCH COMMUNICATIONS GROUP, INC.

     Also included in other long-term liabilities is an unfavorable lease accrual related to MobileMedia's rentals on communications towers which were in excess of market rental rates (see Note 2). At December 31, 1999, the remaining balance of this accrual was approximately $51.5 million. This accrual is being amortized over the term of the leases with approximately 13 3/4 years remaining at December 31, 1999.



9.  RESTRUCTURING RESERVES



     Divisional reorganization--In June 1998, Arch's board of directors approved a reorganization of Arch's operations. As part of the divisional reorganization, Arch is in the process of consolidating certain regional administrative support functions, such as customer service, collections, inventory and billing, to reduce redundancy and take advantage of various operating efficiencies. In connection with the divisional reorganization, Arch:



     - anticipates a net reduction of approximately 10% of its workforce;



     - is closing certain office locations and redeploying other assets; and



     - recorded a restructuring charge of $14.7 million in 1998.



     In conjunction with the completion of the MobileMedia merger in June 1999, the timing and implementation of the divisional reorganization announced in June 1998 was reviewed by Arch management. The plan was reviewed within the context of the combined company integration plan which was approved by the Company in the third quarter of 1999. After this review it was determined that significant changes needed to be made to the divisional reorganization plan. In the quarter ended September 30, 1999, the Company identified certain of its facilities and network leases that will not be utilized following the integration of the Company and MobileMedia, resulting in an additional charge of $2.6 million. This charge was offset by reductions to previously provided severance and other costs of $4.8 million.



     The provision for lease obligations and terminations relates primarily to future lease commitments on local, regional and divisional office facilities that will be closed as part of this reorganization. The charge represents future lease obligations, on such leases past the dates the offices will be closed by the Company, or for certain leases, the cost of terminating the leases prior to their scheduled expiration. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2001.



     Through the elimination of certain local and regional administrative operations and the consolidation of certain support functions, the Company will eliminate approximately 280 net positions. As a result of eliminating these positions approximately 900 employees will be effected. The majority of the positions which have been or will be eliminated are related to customer service, collections, inventory and billing functions in local and regional offices which will be closed. As of December 31, 1998 and 1999, 217 employees and 414 employees, respectively, had been terminated due to the divisional reorganization. The remaining severance and benefits costs will be paid during 2000.



     The Company's restructuring activity as of December 31, 1999 is as follows (in thousands):



                                        RESERVE
                                       INITIALLY     RESERVE     AMOUNTS   REMAINING
                                      ESTABLISHED   ADJUSTMENT    PAID      RESERVE
                                      -----------   ----------   -------   ---------
Severance costs.....................    $ 9,700      $(3,547)    $5,123     $1,030
Lease obligation costs..............      3,500        2,570        872      5,198
Other costs.........................      1,500       (1,223)       277         --
                                        -------      -------     ------     ------
Total...............................    $14,700      $(2,200)    $6,272     $6,228
                                        =======      =======     ======     ======

                        ARCH COMMUNICATIONS GROUP, INC.

     MobileMedia Acquisition Reserve--On June 3, 1999, Arch completed its acquisition of MobileMedia and commenced the development of plans to integrate the operations of MobileMedia. During the third quarter of 1999, Arch's board of directors approved plans covering the elimination of redundant headcount and facilities in connection with the overall integration of operations. It is expected that the integration activity relating to the MobileMedia merger, will be completed by December 31, 2000.



     In connection with the MobileMedia acquisition, Arch anticipates a net reduction of approximately 10% of MobileMedia's workforce and the closing of certain facilities and tower sites. This resulted in the establishment a $14.5 million acquisition reserve which is included as part of the purchase price of MobileMedia. The initial acquisition reserve consisted of approximately (i) $6.1 million for employee severance, (ii) $7.9 million for lease obligations and terminations and (iii) $0.5 million of other costs.



     The provision for lease obligations and terminations relates primarily to future lease commitments on local, regional and divisional office facilities that will be closed as part of this reorganization. The charge represents future lease obligations, on such leases past the dates the offices will be closed by the Company, or for certain leases, the cost of terminating the leases prior to their scheduled expiration. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2003.



     Through the elimination of redundant management, administrative, customer service, collections and inventory functions, the Company will eliminate approximately 500 positions. As of December 31, 1999, 174 former MobileMedia employees had been terminated.



     The MobileMedia acquisition reserve activity as of December 31, 1999 was as follows (in thousands):



                                                  RESERVE
                                                 INITIALLY    AMOUNTS   REMAINING
                                                ESTABLISHED    PAID      RESERVE
                                                -----------   -------   ---------
Severance costs...............................    $ 6,058     $3,380     $ 2,678
Lease obligation costs........................      7,950        122       7,828
Other costs...................................        500        123         377
                                                  -------     ------     -------
Total.........................................    $14,508     $3,625     $10,883
                                                  =======     ======     =======



10.  SEGMENT REPORTING



     The Company operates in one industry: providing wireless messaging services. On December 31, 1999, the Company operated approximately 375 retail stores in the United States.

                        ARCH COMMUNICATIONS GROUP, INC.

11.  QUARTERLY FINANCIAL RESULTS (UNAUDITED)



     Quarterly financial information for the years ended December 31, 1998 and 1999 is summarized below (in thousands, except per share amounts):



                                              FIRST      SECOND     THIRD      FOURTH
                                             QUARTER    QUARTER    QUARTER    QUARTER
                                             --------   --------   --------   --------
YEAR ENDED DECEMBER 31, 1998:
     Revenues..............................  $102,039   $103,546   $104,052   $103,998
     Operating income (loss)...............   (19,418)   (33,956)   (20,783)   (20,272)
     Income (loss) before extraordinary
       item................................   (45,839)   (60,877)   (47,994)   (49,621)
     Extraordinary charge..................        --     (1,720)        --         --
     Net income (loss).....................   (45,839)   (62,597)   (47,994)   (49,621)
     Basic/diluted net income (loss) per
       common share:
          Income (loss) before
            extraordinary
            item...........................     (6.59)     (8.71)     (6.91)     (7.14)
          Extraordinary charge.............        --      (0.25)        --         --
          Net income (loss)................     (6.59)     (8.96)     (6.91)     (7.14)
YEAR ENDED DECEMBER 31, 1999:
     Revenues..............................   100,888    133,493    206,189    201,254
     Operating income (loss)...............   (16,086)   (34,546)   (27,075)   (20,032)
     Income (loss) before extraordinary
       item and accounting change..........   (45,763)  (110,728)   (67,739)   (64,958)
     Extraordinary gain....................        --         --         --      6,963
     Cumulative effect of accounting
       change..............................    (3,361)        --         --         --
     Net income (loss).....................   (49,124)  (110,728)   (67,739)   (57,995)
     Basic/diluted net income (loss) per
       common share:
          Income (loss) before
            extraordinary item and
            accounting change..............     (6.54)     (5.65)     (1.42)     (1.29)
          Extraordinary gain...............        --         --         --       0.14
          Cumulative effect of accounting
            change.........................     (0.48)        --         --         --
          Net income (loss)................     (7.02)     (5.65)     (1.42)     (1.15)

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
MobileMedia Communications, Inc.

     We have audited the accompanying consolidated balance sheets of MobileMedia Communications, Inc. and Subsidiaries ("MobileMedia") as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MobileMedia Communications, Inc. and Subsidiaries at December 31, 1997 and 1998 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that MobileMedia will continue as a going concern. As more fully described in Note 1, on January 30, 1997, MobileMedia Corporation and substantially all of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court). Additionally, as more fully described in Note 11, on April 8, 1997, the Federal Communications Commission ("FCC") issued a Public Notice commencing an administrative hearing into the qualification of MobileMedia to remain a licensee. These events, and circumstances relating to the Chapter 11 filing with the Bankruptcy Court, including MobileMedia's highly leveraged financial structure, non-compliance with certain covenants of loan agreements with banks and note indentures, net working capital deficiency and recurring losses from operations, raise substantial doubt about MobileMedia's ability to continue as a going concern. Although MobileMedia is currently operating the business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court, the continuation of the business as a going concern is contingent upon, among other things, the ability to (a) gain approval of the creditors and confirmation by the Bankruptcy Court of a plan of reorganization, (b) maintain compliance with all covenants under the debtor-in-possession financing agreement, (c) achieve satisfactory levels of future operating profit and (d) retain FCC qualification as a licensee. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

                                            /S/ ERNST & YOUNG LLP

MetroPark, New Jersey
February 12, 1999, except for the eighth paragraph of Note 1 and the second paragraph of Note 6, as to which the date is March 26, 1999 and the ninth paragraph of Note 1, as to which the date is April 12, 1999

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                    DECEMBER 31,
                                                              -------------------------    MARCH 31,
                                                                 1997          1998          1999
                                                              -----------   -----------   -----------
                                                                                          (UNAUDITED)
                                               ASSETS
Current assets
    Cash and cash equivalents...............................  $    10,920   $     1,218   $        --
    Accounts receivable (less allowance for uncollectible
       accounts of $26,500, $15,000 and $14,893 in 1997,
       1998 and 1999, respectively).........................       55,432        38,942        37,270
    Inventories.............................................          868         2,192         1,609
    Prepaid expense.........................................        5,108         5,523         5,261
    Other current assets....................................        2,783         4,855         4,900
                                                              -----------   -----------   -----------
         Total current assets...............................       75,111        52,730        49,040
                                                              -----------   -----------   -----------
Investment in net assets of equity affiliate................        1,788         1,400            --
Property and equipment, net.................................      257,937       219,642       225,566
Intangible assets, net......................................      295,358       266,109       258,793
Other assets................................................       24,940        21,573        20,610
                                                              -----------   -----------   -----------
         Total assets.......................................  $   655,134   $   561,454   $   554,009
                                                              ===========   ===========   ===========

                                LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities not subject to compromise
    Debtor-In-Possession (DIP) credit facility..............  $    10,000   $        --   $     5,000
    Accrued restructuring costs.............................        4,897         5,163         7,197
    Accrued wages, benefits and payroll.....................       11,894        12,033         9,944
    Book cash overdraft.....................................           --            --         1,255
    Accounts payable--post petition.........................        2,362         1,703         7,334
    Accrued interest........................................        4,777         3,692         3,566
    Accrued expenses and other current liabilities..........       35,959        35,735        30,061
    Current income taxes payable............................           --         2,871         1,200
    Advance billing and customer deposits...................       34,252        28,554        28,892
    Deferred gain on tower sale.............................           --        68,444        67,278
                                                              -----------   -----------   -----------
         Total liabilities not subject to compromise........      104,141       158,195       161,727
                                                              -----------   -----------   -----------
Liabilities subject to compromise
    Accrued wages, benefits and payroll taxes...............          562           647           476
    Accrued interest........................................       18,450        17,579        17,578
    Accounts payable--pre petition..........................       19,646        15,410        15,351
    Accrued expenses and other current liabilities..........       20,663        15,285        12,231
    Debt....................................................    1,075,681       905,681       905,681
    Other liabilities.......................................        2,915            --            --
                                                              -----------   -----------   -----------
         Total liabilities subject to compromise............    1,137,917       954,602       951,317
                                                              -----------   -----------   -----------
    Deferred tax liabilities................................        2,655         2,655         2,655
Stockholders' deficit
    Common stock (1 share, no par value, issued and
       outstanding at December 31, 1997 and 1998 and March
       31, 1999)............................................           --            --            --
Additional paid-in-capital..................................      676,025       676,025       676,025
Accumulated deficit--pre petition...........................   (1,154,420)   (1,154,420)   (1,154,420)
Accumulated deficit--post petition..........................     (111,184)      (75,603)      (83,295)
                                                              -----------   -----------   -----------
         Total stockholders' deficit........................     (589,579)     (553,998)     (561,690)
                                                              -----------   -----------   -----------
         Total liabilities and stockholders' deficit........  $   655,134   $   561,454   $   554,009
                                                              ===========   ===========   ===========

                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                   THREE MONTHS
                                                YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                                           ----------------------------------   -------------------
                                              1996         1997        1998       1998       1999
                                           -----------   ---------   --------   --------   --------
                                                                                    (UNAUDITED)
Revenue
     Services, rents and maintenance.....  $   568,892   $ 491,174   $423,059   $108,542   $100,631
     Product sales.......................       71,818      36,218     26,622      6,621      5,193
                                           -----------   ---------   --------   --------   --------
          Total revenues.................      640,710     527,392    449,681    115,163    105,824
Cost of products sold....................      (72,595)    (35,843)   (22,162)    (5,513)    (3,516)
                                           -----------   ---------   --------   --------   --------
                                               568,115     491,549    427,519    109,650    102,308
Operating expenses
     Services, rents and maintenance.....      144,050     139,333    111,589     28,899     27,077
     Selling.............................       96,817      69,544     61,106     15,703     14,136
     General and administrative..........      218,607     179,599    133,003     34,908     31,481
     Reduction of liabilities subject to
       compromise........................           --          --    (10,461)        --     (3,050)
     Impairment of long-lived assets.....      792,478          --         --         --         --
     Restructuring costs.................        4,256      19,811     18,624      4,558      5,067
     Depreciation........................      136,434     110,376     86,624     24,193     20,501
     Amortization........................      212,264      29,862     29,835      7,478      7,468
     Amortization of deferred gain on
       tower sale........................           --          --     (1,556)        --     (1,167)
                                           -----------   ---------   --------   --------   --------
          Total operating expenses.......    1,604,906     548,525    428,764    115,739    101,513
                                           -----------   ---------   --------   --------   --------
Operating Income (loss)..................   (1,036,791)    (56,976)    (1,245)    (6,089)       795
Other income (expense)
     Interest expense, net...............      (92,663)    (67,611)   (53,043)   (14,626)   (10,018)
     Gain (loss) on sale/disposal of
       assets............................           68           3     94,165          1       (323)
     Other...............................           --          --       (338)        --      2,063
                                           -----------   ---------   --------   --------   --------
          Total other expense............      (92,595)    (67,608)    40,784    (14,625)    (8,278)
                                           -----------   ---------   --------   --------   --------
Income (loss) before income taxes
  (benefit)..............................   (1,129,386)   (124,584)    39,539    (20,714)    (7,483)
Income taxes (benefit)...................      (69,442)         --      3,958         --        209
                                           -----------   ---------   --------   --------   --------
Net income (loss)........................  $(1,059,944)  $(124,584)  $ 35,581   $(20,714)  $ (7,692)
                                           ===========   =========   ========   ========   ========

                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                 ADDITIONAL   ACCUMULATED     ACCUMULATED
                                                  PAID IN       DEFICIT         DEFICIT
                                                  CAPITAL     PRE-PETITION   POST-PETITION      TOTAL
                                                 ----------   ------------   -------------   -----------
Balance at December 31, 1995...................   $659,829    $   (81,076)     $       0     $   578,753
Capital contribution from MobileMedia..........     12,800             --             --          12,800
Net loss.......................................         --     (1,059,944)            --      (1,059,944)
                                                  --------    -----------      ---------     -----------
Balance at December 31, 1996...................    672,629     (1,141,020)             0        (468,391)
Capital contribution from MobileMedia..........      3,396             --             --           3,396
Net loss.......................................         --        (13,400)      (111,184)       (124,584)
                                                  --------    -----------      ---------     -----------
Balance at December 31, 1997...................    676,025     (1,154,420)      (111,184)       (589,579)
Net income.....................................         --             --         35,581          35,581
                                                  --------    -----------      ---------     -----------
Balance at December 31, 1998...................    676,025     (1,154,420)       (75,603)       (553,998)
Net loss (unaudited)...........................         --             --         (7,692)         (7,692)
                                                  --------    -----------      ---------     -----------
Balance at March 31, 1999 (unaudited)..........   $676,025    $(1,154,420)     $ (83,295)    $  (561,690)
                                                  ========    ===========      =========     ===========

                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,              MARCH 31,
                                               -----------------------------------   -------------------
                                                  1996         1997        1998        1998       1999
                                               -----------   ---------   ---------   --------   --------
                                                                                         (UNAUDITED)
Operating activities
    Net income (loss)........................  $(1,059,944)  $(124,584)  $  35,581   $(20,714)  $ (7,692)
Adjustments to reconcile net loss to net cash
  provided by (used in) Operating activities:
    Depreciation and amortization............      348,698     140,238     116,459     31,672     27,969
    Amortization of deferred gain on tower
       sale..................................           --          --      (1,556)        --     (1,167)
    Income tax benefit.......................      (69,442)         --          --         --         --
    Accretion of note payable discount.......       16,792       1,485          --         --         --
    Provision for uncollectible accounts.....       56,556      65,181      14,841      4,981      2,131
    Reduction of liabilities subject to
       compromise............................           --          --     (10,461)        --     (3,050)
    Recognized gain on sale of tower
       assets................................           --          --     (94,165)        --         --
    Impairment of long-lived assets..........      792,478          --          --         --         --
    Undistributed earnings of affiliate,
       net...................................          160          69         (87)        22         --
Change in operating assets and liabilities:
    Accounts receivable......................      (55,965)    (53,904)      1,649      2,813       (459)
    Inventories..............................        2,433      12,514      (1,324)       407        583
    Prepaid expenses and other assets........       12,145        (686)        590     (1,052)     1,028
    Accounts payable, accrued expenses and
       other liabilities.....................       13,283     (25,393)     (7,065)     1,413     (1,791)
                                               -----------   ---------   ---------   --------   --------
    Net cash provided by (used in) operating
       activities............................       57,194      14,920      54,462     19,542     17,552
                                               -----------   ---------   ---------   --------   --------
Investing activities:
    Construction and capital expenditures,
       including net changes in pager
       assets................................     (161,861)    (40,556)    (53,867)    (4,854)   (26,806)
    Net proceeds from the sale of tower
       assets................................           --          --     169,703         --         --
    Net proceeds from the sale of investment
       in Abacus.............................           --          --          --         --      1,400
    Net loss on the disposal of fixed
       assets................................           --          --          --         --        381
    Acquisition of businesses................     (866,460)         --          --         --         --
                                               -----------   ---------   ---------   --------   --------
Net cash provided by (used in) investing
  activities.................................   (1,028,321)    (40,556)    115,836     (4,854)   (25,025)
                                               -----------   ---------   ---------   --------   --------
Financing activities:
    Book cash overdraft......................           --          --          --         --      1,255
    Capital contribution by MobileMedia
       Corporation...........................       12,800       3,396          --         --         --
    Payment of debt issue costs..............       (6,939)         --          --         --         --
    Borrowing from revolving credit
       facilities............................      580,250          --          --         --         --
    Repayments on revolving credit
       facilities............................           --          --    (170,000)        --         --
    Borrowing from DIP credit facilities.....           --      47,000          --         --      5,000
    Repayments on DIP credit facilities......           --     (37,000)    (10,000)   (10,000)        --
                                               -----------   ---------   ---------   --------   --------
Net cash provided by (used in) financing
  activities.................................      586,111      13,396    (180,000)   (10,000)     6,255
                                               -----------   ---------   ---------   --------   --------
Net (decrease) increase in cash, cash
  equivalents designated and cash designated
  for the MobileComm acquisition.............     (385,016)    (12,240)     (9,702)     4,688     (1,218)
Cash and cash equivalents at beginning of
  period.....................................      408,176      23,160      10,920     10,920      1,218
                                               -----------   ---------   ---------   --------   --------
Cash and cash equivalents at end of period...  $    23,160   $  10,920   $   1,218   $ 15,608   $      0
                                               ===========   =========   =========   ========   ========

                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1.  CHAPTER 11 REORGANIZATION AND BASIS OF PRESENTATION

     On January 30, 1997 (the "Petition date"), MobileMedia Corporation ("Parent"), its wholly owned subsidiary MobileMedia Communications, Inc., and all seventeen of MobileMedia Communications, Inc.'s subsidiaries ("MobileMedia") (collectively with Parent, the "Debtors"), filed for protection under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). The Debtors are operating as debtors-in-possession and are subject to the jurisdiction of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of its creditors and stockholders. In addition to permitting rehabilitation of the debtor, another goal of Chapter 11 is to promote equality of treatment of creditors and equity security holders of equal rank with respect to the restructuring of debt. In furtherance of these two goals, upon the filing of a petition for reorganization under Chapter 11, section 362(a) of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor's case under Chapter 11.

     The Bankruptcy Court has exercised supervisory powers over the operations of the Debtors with respect to the employment of attorneys, investment bankers and other professionals, and transactions out of the Debtors' ordinary course of business or otherwise requiring bankruptcy court approval under the Bankruptcy Code. The Debtors have been paying undisputed obligations that have arisen subsequent to the Petition date on a timely basis.

     Since the Petition date, the Bankruptcy Court has entered orders, among other things, allowing the Debtors (i) to pay certain customer refunds and deposits in the ordinary course of business, (ii) to pay wages, salaries and benefits owing to employees, and (iii) to pay specified pre-petition taxes owing to various governmental entities. On February 6, 1997, the Bankruptcy Court entered an order authorizing the Debtors to pay approximately $46,000 in pre-petition amounts owing to certain essential vendors.

     Under the Bankruptcy Code, the Debtors may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts and other unexpired executory pre-petition leases and contracts, subject to Bankruptcy Court approval. Assumption of a contract requires the Debtors, among other things, to cure all defaults under the contract, including payment of all pre-petition liabilities. Rejection of a contract constitutes a breach of that contract as of the moment immediately preceding the Chapter 11 filing and the other party has the right to assert a general, unsecured claim against the bankruptcy estate for damages arising out of such breach. These parties may also seek to assert post-petition administrative claims against the Debtors to the extent that the Debtors utilize the collateral or services of such parties subsequent to the commencement of the Chapter 11 proceedings. The Debtors cannot presently determine or reasonably estimate the ultimate liability that may result from payments required to cure defaults under assumed leases and contracts or from the filing of claims for all leases and contracts which may be rejected.

     In connection with the Chapter 11 filing, the Debtors notified all known claimants that pursuant to an order of the Bankruptcy Court, all proofs of claims, on account of pre-petition obligations, other than for certain governmental entities, were required to be filed by June 16, 1997 (the "Bar Date"). As of March 31, 1999, approximately 2,581 proofs of claim had been filed against the Debtors. Included among the claims filed are claims of unspecified and undeterminable amounts. The Debtors consider the amounts set forth in certain proofs of claim to be inaccurate estimates of the Debtors' liabilities. As of March 31, 1999, the Debtors had secured orders of the Bankruptcy Court reducing approximately 1,607 claims filed in an aggregate amount of approximately $143,362 to an allowed amount of $10,239. As of March 31,

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               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

1999, the Debtors had also analyzed and resolved an additional 876 proofs of claim, representing an aggregate allowed amount of $8,389. The Debtors expect the objection process to continue.

     On August 20, 1998, MobileMedia announced that it had executed a merger agreement with Arch Communications Group, Inc. ("Arch"), pursuant to which MobileMedia Communications, Inc. will be merged with and into a wholly-owned subsidiary of Arch. Immediately prior to the Merger, Parent will contribute all of its assets to MobileMedia Communications, Inc. Also on August 20, 1998, the Debtors filed a First Amended Joint Plan of Reorganization that reflects the proposed merger with Arch. On September 3, 1998, Arch and MobileMedia executed an amendment to the merger agreement and the Debtors filed a subsequent Second Amended Joint Plan of Reorganization. On December 1, 1998 Arch and MobileMedia executed a second amendment to the merger agreement and on December 2, 1998, the Debtors filed a Third Amended Joint Plan of Reorganization (the "Plan"). As of February 9, 1999, Arch and MobileMedia executed a third amendment to the merger agreement. Under the Plan, the Debtors' secured creditors will receive cash in an amount equal to their allowed pre-petition claims and the Debtors' unsecured creditors will receive cash or equity securities of Arch in satisfaction of their pre-petition claims against the Debtors. Because there are a variety of conditions precedent to the consummation of the Plan and the merger with Arch, there can be no assurance that the transactions contemplated thereby will be consummated.

     In December 1998 and January 1999, MobileMedia solicited the votes of its creditors on the Plan. 100% of the voting creditors in Class 4 voted to accept the Plan. As to Allowed Claims in Class 5, 83% in number and 91% in amount of those voting voted to accept the Plan. Of the Allowed Claims in Class 6 that voted on the Plan, 968 of such holders (approximately 94% in number and 69% in amount) voted to accept the Plan, and 61 of such holders (approximately 6% in number and 31% in amount) voted to reject the Plan.

     Objections to confirmation were filed by New Generation Advisors, Inc. ("New Generation"), Merrill Lynch Phoenix Fund, Inc., Merrill Lynch Corporate Bond Fund, Inc.--High Income Portfolio and State Street Research High Income Fund (the "Objectors"). On February 12, 1999, at a continued hearing on confirmation of the Plan, the Bankruptcy Court ordered MobileMedia to provide due diligence to a nominee of New Generation, to prepare supplemental disclosure to the holders of Allowed Claims in Class 6, and to resolicit the votes of such holders on the Plan. At a hearing held before the Bankruptcy Court on February 18, 1999, the Bankruptcy Court entered an order approving a form of Notice and Supplemental Disclosure, directing MobileMedia to resolicit the votes of all holders of Allowed Class 6 Claims and establishing March 23, 1999 as (a) the Supplemental Voting Deadline for Class 6 and (b) the deadline for any further objections to confirmation of the Plan arising out of the matters set forth in the Notice of Supplemental Disclosure. No further objections to the Plan were received by March 23, 1999. Taking into account the resolicitation of Class 6, the Plan was accepted by 59.6% in number and 69.3% in dollar amount of voting Class 6 creditors.

     On March 22, 1999, the Debtors and various other parties (including the Objectors, Arch, the Committee and the Agent for the Company's pre-petition secured lenders) executed a stipulation (the "Stipulation") that was approved by the Bankruptcy Court, effective as of March 23, 1999. The Stipulation resolved the pending objections to the Plan by providing for the withdrawal of the Objectors' objections and the waiver of all appeal rights of the Objectors. The Plan was confirmed by the Bankruptcy Court on April 12, 1999.

     The consolidated financial statements at December 31, 1997, 1998 and March 31, 1999 (unaudited) have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. As discussed herein, there are significant uncertainties relating to the ability of MobileMedia to continue as a going concern.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary as a result of the outcome of the uncertainties discussed herein.

2.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     MobileMedia provides paging and wireless messaging services in the United States, including the 100 largest metropolitan areas.

  Consolidation

     The consolidated financial statements include the accounts of MobileMedia and its wholly-owned subsidiaries (MobileMedia Communications, Inc. (California), MobileMedia Paging, Inc., MobileMedia DP Properties, Inc., Dial Page Southeast, Inc., Radio Call Company of Va., Inc., MobileMedia PCS, Inc., Mobile Communications Corporation of America, MobileComm of Florida, Inc., MobileComm of Tennessee, Inc., MobileComm of the Midsouth, Inc., MobileComm Nationwide Operations, Inc., MobileComm of the West, Inc., MobileComm of the Northeast, Inc., MobileComm of the Southeast, Inc., MobileComm of the Southeast Private Carrier Operations, Inc., MobileComm of the Southwest, Inc. and FWS Radio, Inc.). All significant intercompany accounts and transactions have been eliminated.

  Cash Equivalents

     MobileMedia considers all highly-liquid securities with an original maturity of less than three months to be cash equivalents.

  Concentrations of Credit Risk

     Financial instruments that potentially subject MobileMedia to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. MobileMedia places its cash with high-quality institutions and, by policy, limits its credit exposure to any one institution. Although MobileMedia faces significant credit risk from its customers, such risk does not result from a concentration of credit risk as a result of the large number of customers which comprise MobileMedia's customer base. MobileMedia generally does not require collateral or other security to support customer receivables.

  Inventories

     MobileMedia values inventories at the lower of specific cost or market value. Inventories consist of pagers held specifically for resale by MobileMedia.

  Revenue Recognition

     MobileMedia recognizes revenue under service, rent and maintenance agreements with customers at the time the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. MobileMedia leases (as lessor) certain pagers under operating leases. Sales of pagers are recognized upon delivery.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

  Property and Equipment

     Effective October 1, 1997, MobileMedia shortened the estimated useful life of pagers from four to three years. This change resulted in additional depreciation expense of approximately $2,500 in 1997.

     Property and equipment are stated at cost, less accumulated depreciation.

     MobileMedia purchases a significant percentage of its pagers from one supplier. Any disruption of such supply could have a material impact on MobileMedia's operations.

     Expenditures for maintenance are charged to expense as incurred.

     Upon retirement of pagers, the cost and related accumulated depreciation are removed from the accounts and the net book value, if any, is charged to depreciation expense. Upon the sale of pagers, the net book value is charged to cost of products sold.

     Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Pagers......................................................     3 years
Radio transmission equipment................................    10 years
Computer equipment..........................................     4 years
Furniture and fixtures......................................     5 years
Leasehold improvements......................................  1-10 years
Buildings...................................................    30 years

  Intangible Assets

     Intangible assets consist primarily of customer lists and FCC licenses which are being amortized principally using the straight-line method over periods ranging from 3 to 25 years. In connection with the impairment writedown discussed below, MobileMedia revised the useful lives of FCC licenses and customer lists to 25 years and 3 years, respectively.

  Impairment of Long-Lived Assets

     In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", MobileMedia records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the net book value of those assets. In 1997, MobileMedia determined impairment existed with respect to its long-lived assets as of December 31, 1996. Such determination was based upon the existence of adverse business circumstances, such as MobileMedia's bankruptcy, its 1996 operating results and the uncertainty associated with the pending FCC proceeding. In July 1998, MobileMedia evaluated the ongoing value of its long-lived assets effective December 31, 1996 and, based on this evaluation, MobileMedia determined that intangible assets with a net book value of $1,118,231 were impaired and wrote them down by $792,478 to their estimated fair value. Fair value was determined through the

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

application of generally accepted valuation methods to MobileMedia's projected cash flows, discounted at an estimated market rate of interest. The remaining carrying amount of long-lived assets are expected to be recovered based on MobileMedia's estimates of cash flows. However, it is possible that such estimates could change based upon the uncertainties of the bankruptcy process and because future operating and financial results may differ from those projected which may require further writedowns to fair value.

  Debt Issue Costs

     Debt issue costs, which relate to the long term debt discussed in Note 6, are reported as "Other assets" in the accompanying balance sheets. Such costs amounted to $22,939 at December 31, 1997 and $19,295 at December 31, 1998 and $18,384 at March 31, 1999 (unaudited) and are being amortized on a straight line basis over the term of the related debt.

  Book Cash Overdraft

     Under MobileMedia's cash management system, checks issued but not presented to banks occasionally result in overdraft balances for accounting purposes and are classified as "Book cash overdraft" in the balance sheet.

  Liabilities Subject to Compromise

     Liabilities subject to compromise consists of pre-petition liabilities that may be affected by a plan of reorganization. In accordance with AICPA Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code", MobileMedia records liabilities subject to compromise based on the expected amount of the allowed claims related to these liabilities. Accordingly, in December 1998 and March 1999 MobileMedia reduced such liabilities by approximately $10,461 and $3,050 (unaudited), respectively, to reflect changes in estimated allowed claims.

  Restructuring Costs

     Restructuring costs are primarily comprised of professional fees constituting administrative expenses incurred by MobileMedia as a result of reorganization under Chapter 11 of the Bankruptcy Code.

  Income Taxes

     Income taxes are accounted for by the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

  New Authoritative Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which is effective for years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. MobileMedia has adopted SFAS No. 131 as of December 31, 1998. Such adoption did not have an impact on MobileMedia's financial reporting.

     In April 1998, the Accounting Standards Executive Committee of the Financial Accounting Standards Board issued Statement of Position 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Initial application of SOP 98-5 will be reported as the cumulative effect of a change in accounting principle. MobileMedia has adopted SOP 98-5 effective January 1, 1999. Such adoption did not have any effect on MobileMedia's financial position or results of operations.

3.  ACQUISITIONS AND DIVESTITURES

     On September 3, 1998, MobileMedia completed the sale of 166 transmission towers to Pinnacle Towers, Inc. ("Pinnacle") for $170,000 in cash (the "Tower Sale"). Under the terms of a lease with Pinnacle, MobileMedia will lease antenna sites located on these towers for an initial period of 15 years at an aggregate annual rental of $10,700. The sale was accounted for in accordance with Statement of Financial Accounting Standards No. 28, Accounting for Sales with Leasebacks, and resulted in a recognized gain of $94,200 and a deferred gain of $70,000. The deferred gain will be amortized on a straight-line basis over the initial lease period of 15 years. Subsequent to the sale, MobileMedia distributed the $170,000 in proceeds to its secured creditors, who had a lien on such assets.

     On January 4, 1996, MobileMedia completed its acquisition of MobileComm, BellSouth's paging and wireless messaging unit, and an associated nationwide 2-way narrowband 50/12.5 kHz PCS license, and BellSouth agreed to enter into a two-year non-compete agreement and a five-year reseller agreement with MobileMedia (the "MobileComm Acquisition"). The aggregate consideration paid for the MobileComm Acquisition (excluding fees and expenses and related financing costs) was approximately $928,709.

     The MobileComm Acquisition has been accounted for as a purchase transaction in accordance with Accounting Principles Board Opinion No. 16 and, accordingly, the financial statements for the periods subsequent to January 4, 1996 reflect the purchase price and transaction costs of $24,328, allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of January 4, 1996. The allocation of the purchase price is summarized as follows:

                                                              (IN THOUSANDS)
Current assets............................................      $  55,301
Property and equipment....................................        112,986
Intangible assets.........................................        934,269
Other assets..............................................            143
Liabilities assumed.......................................       (149,662)
                                                                ---------
                                                                $ 953,037
                                                                =========

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

4.  PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                              DECEMBER 31,
                                          --------------------     MARCH 31,
                                            1997        1998         1999
                                          --------    --------    -----------
                                             (IN THOUSANDS)       (UNAUDITED)
Pagers..................................  $196,791    $176,610      $190,903
Radio transmission equipment............   202,296     203,048       204,054
Computer equipment......................    30,896      32,679        32,866
Furniture and fixtures..................    20,918      22,019        21,187
Leasehold improvements..................    14,652      16,516        16,745
Construction in progress................     1,128      11,624        13,140
Land, buildings and other...............     7,911       6,697         6,591
                                          --------    --------      --------
                                           474,592     469,193       485,486
Accumulated depreciation................   216,655     249,551       259,920
                                          --------    --------      --------
Property and equipment, net.............  $257,937    $219,642      $225,566
                                          ========    ========      ========

5.  INTANGIBLE ASSETS

                                                     DECEMBER 31,                                     MARCH 31, 1999 (UNAUDITED)
                        -----------------------------------------------------------------------   ----------------------------------
                                       1997                                 1998
                        ----------------------------------   ----------------------------------
                                   ACCUMULATED                          ACCUMULATED                          ACCUMULATED
                          COST     AMORTIZATION     NET        COST     AMORTIZATION     NET        COST     AMORTIZATION     NET
                        --------   ------------   --------   --------   ------------   --------   --------   ------------   --------
FCC Licenses..........  $261,323     $ (8,918)    $252,405   $261,523     $(16,891)    $244,632   $261,623     $(18,937)    $242,686
Customer lists........    64,430      (21,477)      42,953     64,430      (42,953)      21,477     64,430      (48,323)      16,107
                        --------     --------     --------   --------     --------     --------   --------     --------     --------
                        $325,753     $(30,395)    $295,358   $325,953     $(59,844)    $266,109   $326,053     $(67,260)    $258,793
                        ========     ========     ========   ========     ========     ========   ========     ========     ========

     MobileMedia is not amortizing the cost of two nationwide Personal Communications Services ("PCS") licenses, one acquired directly from the FCC and the other as a result of the MobileComm acquisition, because the construction of paging networks related to such licenses has not been completed. These networks are expected to begin commercial operation in 1999 and, accordingly, amortization of these licenses will begin at such time.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

6.  DEBT

     Debt is summarized as follows:

                                                           DECEMBER 31,
                                                       ---------------------    MARCH 31,
                                                          1997        1998        1999
                                                       ----------   --------   -----------
                                                                               (UNAUDITED)
DIP credit facility..................................  $   10,000   $     --    $  5,000
Revolving loan.......................................      99,000     72,900      72,900
Term loan............................................     550,000    406,100     406,100
10 1/2% Senior Subordinated Deferred Coupon Notes due
  December 1, 2003...................................     174,125    174,125     174,125
9 3/8% Senior Subordinated Notes due November 1,
  2007...............................................     250,000    250,000     250,000
Dial Page Notes......................................       1,570      1,570       1,570
Note Payable.........................................         986        986         986
                                                       ----------   --------    --------
     Total debt......................................  $1,085,681   $905,681    $910,681
                                                       ==========   ========    ========

     The debt obligations of MobileMedia include:

          1) A debtor-in-possession credit facility ("DIP Facility") with a syndicate of lenders including The Chase Manhattan Bank, as Agent (the "DIP Lenders"). As of March 31, 1999 there was $5,000 of borrowings outstanding under this facility, as of December 31, 1998 there were no funded borrowings and as of December 31, 1997, there was $10,000 of borrowings outstanding under this facility. MobileMedia is subject to certain financial and operating restrictions customary to credit facilities of this type including a limitation on periodic capital expenditures, minimum allowable periodic EBITDA and retention of a turnaround professional. Additionally, MobileMedia is required to make monthly interest payments to the DIP Lenders and pay a commitment fee of 0.5% on any unused portion of the DIP Facility. The DIP Facility bears interest at a rate of LIBOR plus 250 basis points or Base Rate plus 150 basis points, at the option of MobileMedia. During 1997, the Debtors drew down $47,000 of borrowings and repaid $37,000 under the DIP Facility. During January and February, 1998 the Debtors repaid an additional $10,000. On January 27, 1998, the DIP Facility was amended and reduced from $200,000 to $100,000. On August 12, 1998, MobileMedia received approval from the Bankruptcy Court to extend the DIP Facility to March 31, 1999 and further reduce it from $100,000 to $75,000. MobileMedia has negotiated an extension of the DIP Facility through and including December 31, 1999.

          2) A $750,000 senior secured and guaranteed credit agreement (the "Pre-Petition Credit Agreement") with a syndicate of lenders including The Chase Manhattan Bank, as Agent. As of March 31, 1999 and December 31, 1998 there was $479,000 outstanding under this facility consisting of term loans of $101,500 and $304,600 and loans under a revolving credit facility totaling $72,900. This agreement was entered into on December 4, 1995, in connection with the financing of the MobileComm Acquisition. Commencing in 1996 MobileMedia was in default under this agreement. As a result of such default and the bankruptcy filing, MobileMedia has no borrowing capacity under this agreement. Since the Petition date, MobileMedia has brought current its interest payments and has been making monthly payments to the lenders under the Pre-Petition Credit Agreement equal to the amount of interest accruing under such agreement. On September 3, 1998, MobileMedia repaid $170,000 of borrowings under the Pre-Petition Credit Agreement with proceeds from the Tower Sale (see Note 3).

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               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

          3) $250,000 Senior Subordinated Notes due November 1, 2007 (the
     "9 3/8% Notes") issued in November 1995. These notes bear interest at a rate of 9 3/8% payable semi-annually on May 1 and November 1 of each year. On November 1, 1996, MobileMedia did not make its scheduled interest payment on its 9 3/8% Notes which constituted an event of default. The note holders have not exercised any rights or remedies afforded holders (which rights include, but are not limited to, acceleration of the liquidation maturity of the notes). Since the Petition date, any such right or remedy is subject to the automatic stay created by the Bankruptcy Code.

          4) $210,000 of Senior Subordinated Deferred Coupon Notes (the "Deferred Coupon Notes") issued, at a discount, in November 1993. The Deferred Coupon Notes accrete at a rate of 10 1/2%, compounded semi-annually, to an aggregate principal amount of $210,000 by December 1, 1998 after which interest is paid in cash at a rate of 10 1/2% and is payable semi-annually. By virtue of the missed interest payments on the 9 3/8% Notes and the Pre-Petition Credit Agreement an event of default has occurred. The note holders have not exercised any rights or remedies afforded such holders (which rights include, but are not limited to, acceleration of the stated maturity of the notes). Since the Petition date, any such right or remedy is subject to the automatic stay created by the Bankruptcy Code.

  Interest Expense on Debt

     Interest paid during the years ended December 31, 1996, 1997 and 1998, and the three months ended March 31, 1998 and 1999 (unaudited) was $65,978, $70,817, $51,560, $13,915 and $9,383 respectively. Total interest cost incurred for the years ended December 31, 1996, 1997 and 1998 was $94,231, $68,409 and $53,982,
respectively of which $1,292, $176 and $228 was capitalized. Total interest cost incurred for the three months ended March 31, 1998 and 1999 (unaudited), was $14,793 and $10,248, respectively, of which $21 and $149 was capitalized.

     Subsequent to the Petition date, interest was accrued and paid only on the Pre-Petition Credit Agreement and the DIP Facility. If not for the filing, interest expense for the year ended December 31, 1997 and 1998 and March 31, 1998 and 1999 (unaudited), would have been approximately $104,152, $97,776, $25,724 and $21,187, respectively.

7.  INCOME TAXES

     The components of income tax benefit (expense) are as follows:

                                               YEAR ENDED DECEMBER 31,
                                            ------------------------------
                                             1996        1997       1998
                                            -------    --------    -------
Current:
     Federal..............................  $    --    $     --    $(1,757)
     State and local......................       --          --     (2,201)
                                            -------    --------    -------
                                                 --          --     (3,958)
  Deferred:
     Federal..............................   52,081          --         --
     State and local......................   17,361          --         --
                                            -------    --------    -------
          Total...........................  $69,442    $     --    $(3,958)
                                            =======    ========    =======

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     MobileMedia is included in the Parent's consolidated federal income tax return. Income taxes are presented in the accompanying financial statements as if MobileMedia filed tax returns as a separate consolidated entity.

     A reconciliation of income tax benefit (expense) and the amount computed by applying the statutory federal income tax rate to loss before income taxes is as follows:

                                               YEAR ENDED DECEMBER 31,
                                           -------------------------------
                                             1996        1997       1998
                                           ---------   --------   --------
Tax benefit (expense) at federal
  statutory rate.........................  $ 395,285   $ 43,604   $(13,838)
Goodwill and intangible amortization and
  writedown..............................    (95,362)        --         --
State income taxes.......................         --         --     (1,783)
Nondeductible expenses...................         --         --     (4,765)
Valuation allowance on federal deferred
  tax assets.............................   (230,481)   (43,604)    16,428
                                           ---------   --------   --------
          Total..........................  $  69,442   $     --   $ (3,958)
                                           =========   ========   ========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes. The components of deferred tax liabilities are as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1997        1998
                                                              ---------   ---------
Deferred tax liabilities:
     Difference in book and tax basis of fixed assets.......  $  10,206   $  19,974
     Other..................................................         68          27
                                                              ---------   ---------
          Deferred tax liabilities..........................     10,274      20,001
Deferred tax assets:
     Tax credit carryforwards...............................         --       1,757
     Accounts receivable reserves...........................     10,578       6,000
     Differences between the book and tax basis of
       intangible assets....................................    128,462     121,526
     Difference between book and tax basis of accrued
       liabilities..........................................      5,089       4,794
     Net operating loss carryforward........................    161,840     135,458
     Deferred gain on tower sale............................         --      27,378
                                                              ---------   ---------
          Total deferred assets.............................    305,969     296,913
          Valuation allowances for deferred tax assets......   (298,350)   (279,567)
                                                              ---------   ---------
          Deferred tax assets...............................      7,619      17,346
                                                              =========   =========
          Net deferred tax liabilities......................  $   2,655   $   2,655
                                                              =========   =========

     As of December 31, 1998, MobileMedia has available net operating loss carryforwards for tax purposes of approximately $330,000 which expire in years 2008 through 2012. Utilization of these losses may be limited under Section 382 of the Internal Revenue Code.

     MobileMedia believes consummation of the public offering of 15,525,000 shares of Parent's Class A Common Stock on November 7, 1995 caused an ownership change for MobileMedia for purposes of

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

Section 382 of the Code. As a result, the use of MobileMedia's pre-ownership change net operating loss carryforwards will be limited annually by the Section 382 Limitation, which is estimated to be approximately $40,000. In addition, if a second ownership change has occurred subsequent to November 7, 1995, which has not yet been determined, use of MobileMedia's net operating losses would be severely limited. It is also anticipated that the net operating loss carryforwards and certain other tax attributes of MobileMedia will be substantially reduced and their utilization significantly limited as a result of consummation of the Plan.

8.  LEASES

     Certain facilities and equipment used in operations are held under operating leases. Rental expenses under operating leases were $44,574, $43,453, $40,936, $10,423 and $12,989 for the years ended December 31, 1996, 1997 and
1998 and the three months ended March 31, 1998 and 1999 (unaudited), respectively. At December 31, 1998, the aggregate minimum rental commitments under leases were as follows:

1999........................................................  $ 48,951
2000........................................................    25,457
2001........................................................    19,250
2002........................................................    15,726
2003........................................................    13,327
Thereafter..................................................    15,783
                                                              --------
                                                              $138,494
                                                              ========

9.  EMPLOYEE BENEFIT PLANS

     MobileMedia has adopted a retirement savings plan that allows all employees who have been employed for one year and have at least 1,000 hours of credited service to contribute and defer up to 15% of their compensation. Effective February 1, 1996, MobileMedia began a matching contribution of 50% of the first 2% of the elected deferral plus an additional 25% of the next 4% of the elected deferral. MobileMedia's matching contribution was $700 in 1996, $730 in 1997 and $692 in 1998 and $160 and $178 for the three months ended March 31, 1998 and 1999 (unaudited), respectively.

10.  STOCK OPTION PLANS

     MobileMedia has two stock option plans under which approximately 1.3 million options are currently outstanding. Under the proposed Plan of Reorganization, MobileMedia's equity holders will receive no value for their ownership interests in the Company, and accordingly, the options are also deemed to have no value.

11.  COMMITMENTS AND CONTINGENCIES

     MobileMedia is party to a number of lawsuits and other matters arising in the ordinary course of business.

     As announced on September 27, 1996 and October 21, 1996, MobileMedia disclosed that misrepresentations and other violations had occurred during the licensing process for as many as 400 to 500, or approximately 6% to 7%, of its approximately 8,000 local transmission one-way paging stations. MobileMedia caused an investigation to be conducted by its outside counsel, and a comprehensive report regarding these matters was provided to the FCC in the fall of 1996.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     On January 13, 1997, the FCC issued a Public Notice relating to the status of certain FCC authorizations held by MobileMedia. Pursuant to the Public Notice, the FCC announced that it had (i) automatically terminated approximately 185 authorizations for paging facilities that were not constructed by the expiration date of their construction permits and remained unconstructed, (ii) dismissed as defective approximately 94 applications for fill-in sites around existing paging stations because they were predicated upon unconstructed facilities and (iii) automatically terminated approximately 99 other authorizations for paging facilities that were constructed after the expiration date of their construction permits. However, the FCC granted MobileMedia interim operating authority to operate transmitters in this last category subject to further action by the FCC.

     On April 8, 1997, the FCC adopted an order commencing an administrative hearing into the qualification of MobileMedia to remain a licensee. The order directed an Administrative Law Judge to take evidence and develop a full factual record on directed issues concerning MobileMedia's filing of false forms and applications. MobileMedia was permitted to operate its licensed facilities and provide service to the public during the pendency of the hearing.

     On June 6, 1997, the FCC issued an order staying the hearing proceeding in order to allow MobileMedia to develop and consummate a plan of reorganization that provides for a change of control of MobileMedia and a permissible transfer of MobileMedia's FCC licenses. The grant of the stay was premised on the availability of an FCC doctrine known as Second Thursday, which provides that, if there is a change of control that meets certain conditions, the regulatory issues designated for administrative hearing will be resolved by the transfer of MobileMedia's FCC licenses to the new owners of MobileMedia and the hearing will not proceed. The stay was originally granted for ten months and was extended by the FCC through October 6, 1998.

     On September 2, 1998, MobileMedia and Arch Communications Group, Inc. ("Arch") filed a joint Second Thursday application. The FCC released an order granting the application on February 5, 1999. The order, which is conditioned on confirmation of the plan and consummation thereof within nine months, expressly terminated the administrative hearing and resolved the issues designated therein. The order denied the parties' request for permanent authority to operate transmitters for which MobileMedia was granted interim authority on January 13, 1997. If the Merger is consummated, Arch must cease operating these facilities within 6 months after the merger. The order also denied the parties' request for a waiver of the spectrum cap (which prohibits narrowband PCS licensees from having ownership interest in more than three channels in any geographic area). Arch must divest any excess channels within 6 months after the merger.

     Prior to the Petition date, five actions allegedly arising under the federal securities laws were filed against MobileMedia and certain of its present and former officers, directors and underwriters in the United States District Court for the District of New Jersey (the "New Jersey District Court"). These actions were subsequently consolidated as In re MobileMedia Securities Litigation, No. 96-5723 (AJL) (the "New Jersey Actions"). A consolidated amended complaint (the "Complaint") was filed on November 21, 1997. The Complaint does not name MobileMedia as a defendant.

     In June 1997, the Debtors initiated an Adversary Proceeding in the Bankruptcy Court to stay the prosecution of the New Jersey Actions. Pursuant to a Stipulation entered into among the Debtors and the plaintiffs in the New Jersey Actions and "So Ordered" by the Bankruptcy Court on October 31, 1997, the plaintiffs in the New Jersey Actions could conduct only limited discovery in connection with the New Jersey Actions and could not file any pleadings, except responses to motions to dismiss, until the earlier of September 30, 1998 and the effective date of a plan of reorganization. On October 21, 1998, the defendants' motion to dismiss the New Jersey Actions filed with the New Jersey District Court on January 16, 1998 was denied.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     In addition to the New Jersey Actions, two lawsuits (together, the "California Actions" and, together with the New Jersey Actions, the "Securities Actions") were filed in September 1997 in the United States District Court for the Northern District of California and the Superior Court of California naming as defendants certain former officers and certain present and former directors of MobileMedia, certain investment entities and the Debtors' independent auditors. None of the Debtors is named as defendant in the California Actions.

     On November 4, 1997, the Debtors commenced an adversary proceeding in the Bankruptcy Court seeking to stay the prosecution of the California Actions against the named defendants. At hearings held on December 10, 1997 and May 29, 1998, the Bankruptcy Court enjoined the plaintiffs in the California Actions until September 15, 1998 from taking certain actions in connection with the California Actions, with certain exceptions.

     The plaintiffs in both the New Jersey Actions and California Actions are currently conducting discovery of MobileMedia in connection with their prosecution of the actions against the named defendants. Following consummation of the Plan of Reorganization, the Company may be subject to further discovery in these proceedings.

     Neither the New Jersey Actions nor the California Actions name any of the Debtors as a defendant. However, proofs of claim have been filed against the Debtors by the plaintiffs in the New Jersey Actions, and both the New Jersey Actions and the California Actions may give rise to claims against the Debtors' Directors, Officers and Corporate Liability Insurance Policy. It is anticipated that under any plan of reorganization for MobileMedia these Claims will receive no distributions.

12.  OTHER INVESTMENTS

     On March 21, 1995, MobileMedia purchased a 33% interest in Abacus Communications Partners, L.P., ("Abacus") a Delaware limited partnership, from Abacus Business Services, Inc. for $1,641. Abacus Communications Partners, L.P. is one of MobileMedia's alphanumeric dispatch services providers. The investment has been accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18. Under the equity method, original investments are recorded at cost and adjusted by MobileMedia's share of undistributed earnings or losses of the purchased company. MobileMedia's share of income
(loss) of affiliate, net of distribution, for the years ended December 31, 1996, 1997 and 1998, was $160, $69, and $(87), respectively. On December 30, 1998
MobileMedia reached an agreement to sell its interest in Abacus to Abacus Exchange Inc. for $1,400 and subsequently completed the sale on January 25, 1999. Accordingly, MobileMedia wrote down its investment in Abacus from $1,612 to $1,400 as of December 31, 1998.

13.  IMPACT OF YEAR 2000 (UNAUDITED)

GENERAL

     Computer systems were originally designed to recognize calendar years by the last two digits in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. Any of MobileMedia's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. As a result, in less than two years, the computerized systems (including both information and non-information technology systems) and applications used by MobileMedia will

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

need to be reviewed, evaluated and, if and where necessary, modified or replaced to ensure that all financial, information and operating systems are Year 2000 compliant.

  State of Readiness

     MobileMedia has formed an internal task force comprised of representatives of its various relevant departments to address Year 2000 compliance matters. The task force has undertaken a preliminary review of internal and external areas that are likely to be affected by Year 2000 compliance matters and has classified the various areas as mission critical, important or non-critical/non-important. MobileMedia also expects to hire outside consultants to review MobileMedia's testing methodology and test results, to assess its contingency planning and to provide general oversight relating to Year 2000 compliance matters.

     With respect to internal matters, MobileMedia has completed a review of its hardware and software to determine whether its business-related applications (including applications relating to distribution, finance, inventories, operations, pager activation, purchasing and sales/marketing) will be Year 2000 compliant. In addition, in the last quarter of 1998, programs designed to identify Year 2000 problems associated with dates embedded in certain business-related files were created and executed to identify any Year 2000 compliance issues. The testing unearthed a few Year 2000 problems all of which have been addressed and retested for Year 2000 readiness. Additional testing took place the first quarter of 1999, which included testing of MobileMedia's financial and human resource software packages. Although the results of these tests are still being analyzed, relatively few Year 2000 problems were identified. There can be no assurance, however, that such testing has detected, or will detect, all compliance issues related to the Year 2000 problem.

     With respect to external matters, MobileMedia has distributed questionnaires and requests for certification to its mission-critical vendors and is in the process of obtaining and reviewing the responses thereto. The questionnaires have requested information concerning embedded technologies of such vendors, the hardware and software applications used by such vendors and the Year 2000 compliance efforts of such vendors relating thereto.

  Estimated Year 2000 Compliance Costs

     MobileMedia has an information technology staff of approximately 68 people that has addressed technical issues relating to Year 2000 compliance matters. Through December 31, 1998, MobileMedia has incurred approximately $50 in costs (excluding in-house labor and hardware) in connection with Year 2000 compliance matters. In addition, MobileMedia has purchased upgraded hardware at a cost of approximately $175 for use as redundant equipment in testing for Year 2000 problems in an isolated production environment. MobileMedia estimates that it will expend approximately $500 on additional hardware, software and other items related to the Year 2000 compliance matters.

     In addition, MobileMedia estimates that it will incur approximately $200 in costs relating to Year 2000 remediation efforts for its paging network hardware. MobileMedia also upgraded its paging network hardware during 1998 and plans further upgrades in fiscal year 1999. Such upgrades have not been and are not expected to be purchased solely for remediation of the Year 2000 compliance problems; such upgrades are not themselves expected to have Year 2000 compliance problems.

  Risks Relating to Year 2000 Compliance Matters

     MobileMedia has a goal to become Year 2000 compliant with respect to internal matters during 1999. Although MobileMedia has begun testing of its internal business-related hardware and software applications, there can be no assurances that such testing will detect all applications that may be affected

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

by Year 2000 compliance problems. With respect to external matters, due to the multi-dependent and interdependent issues raised by Year 2000 compliance, including many factors beyond its control, MobileMedia may face the possibility that one or more of its mission-critical vendors, such as its utilities, telephone carriers, equipment manufacturers or satellite carriers, may not be Year 2000 compliant on a timely basis. Because of the unique nature of such vendors, alternate providers may not be available. Finally, MobileMedia does not manufacture any of the pagers, paging-related hardware or network equipment used by MobileMedia or its customers in connection with MobileMedia's paging operations. Although MobileMedia has tested such equipment, it has also relied upon the representations of its vendors with respect to their Year 2000 readiness. MobileMedia can give no assurance as to the accuracy of such vendors' representations.

  Contingency Planning

     MobileMedia has begun the process of assessing contingency plans that might be available in the event of either internal or external Year 2000 compliance problems. To this end, MobileMedia's various internal departments have begun to prepare assessments of potential contingency alternatives. The task force will undertake a review of these assessments on a department-by-department basis and on a company-wide basis. MobileMedia intends to complete its contingency planning during the second quarter of 1999.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                                         ANNEX A


                   SUBJECT TO COMPLETION, DATED MAY 12, 2000


PROSPECTUS

                                   VAST LOGO

                               16,100,000 SHARES

                              VAST SOLUTIONS, INC.
                              CLASS B COMMON STOCK
                           -------------------------

     Of the 16,100,000 shares of our Class B common stock covered by this prospectus, 13,780,000 are being offered by Paging Network, Inc. in exchange for its outstanding senior subordinated indebtedness and 2,320,000 are being distributed by PageNet to its stockholders. PageNet currently owns all of our outstanding Class A and Class B common stock.


     We have the option to redeem shares of our Class B common stock, in whole or in part, at any time following the sale by us of additional shares of Class A common stock, or any shares of our capital stock convertible into shares of our Class A common stock, other than sales pursuant to an employee benefit plan. All shares of Class B common stock will automatically convert into Class A common stock two years after completion of the Arch merger or, if earlier, one year after we complete an underwritten public offering of common stock with net proceeds of more than $25 million.


     Neither our Class A nor our Class B common stock is listed on any securities exchange. We do not intend to apply for listing of our Class B common stock on any securities exchange or quotation system.

     AN INVESTMENT IN OUR CLASS B COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE A-5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

        The date of this prospectus is                          , 2000.

                               TABLE OF CONTENTS


Prospectus Summary..........................................     A-3
Risk Factors................................................     A-5
Dividend Policy.............................................    A-14
Use of Proceeds.............................................    A-14
Selected Financial Data.....................................    A-15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    A-16
Business....................................................    A-20
Management..................................................    A-31
Arrangements Between Vast and PageNet.......................    A-35
Principal Stockholders......................................    A-37
Security Ownership of Management............................    A-38
Description of Vast Capital Stock...........................    A-39
Shares Eligible for Future Sale.............................    A-43
Legal Matters...............................................    A-44
Experts.....................................................    A-44
Where You Can Find More Information.........................    A-44
Index to Financial Statements...............................     F-1

                               PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information regarding us, our Class B common stock being offered by this prospectus and our financial statements and notes relating to those financial statements appearing elsewhere in this prospectus.


                                  THE COMPANY


     We offer comprehensive end-to-end wireless data solutions that connect corporate mobile users with the Internet or corporate data networks using wireless devices. Our initial focus is on large businesses with mobile workforces. Our proprietary Viaduct software technology provides us with a platform for building wireless applications that facilitate data access via any data-capable wireless device.



     We are a development stage company and, since our inception, have been engaged primarily in product research and development and developing markets for our products and services. We have incurred significant operating losses as a result of these startup activities and the sufficiency of future funding for our operations is uncertain. As a result, our independent auditor will issue a going-concern opinion in connection with this offering.



     We are currently a wholly owned subsidiary of PageNet and certain assets and third-party agreements on which our business is substantially dependent are owned or controlled by PageNet. The assets include intellectual property contained in our Viaduct technology and other products. PageNet will transfer or license these assets to us in connection with the consummation of the Arch merger and the Vast distribution. In some cases, we will have to enter into new agreements directly with third parties. If the Arch merger does not occur, we will remain a wholly owned subsidiary of PageNet and PageNet noteholders and stockholders will not receive any interest in Vast.



     Our historical revenues consist primarily of sales of software developed by Silverlake Communications, Inc., which PageNet acquired in December 1998. Silverlake's Airsource(R) product line is a suite of software products focusing on wireless communications, including numeric paging and advanced messaging services. Although we intend to maintain both sales and service of this product line, the Silverlake marketing and development personnel will focus on other areas. We do not expect the Silverlake product line to be a material part of our future growth strategy.



     We were incorporated in Delaware in 1999. Our operations include the activities of PageNet's wireless solutions division since its formation in September 1998, as well as the operations of Silverlake. Our principal executive offices are located at 14131 Midway Road, Suite 500, Addison, Texas 75001, telephone number: (972) 801-8800.

                               THE EXCHANGE OFFER

     PageNet is offering to exchange a pro rata portion of 616,830,757 shares of PageNet common stock and a pro rata portion of 13,780,000 shares of our Class B common stock for each of PageNet's:

     - 8.875% senior subordinated notes due 2006;

     - 10.125% senior subordinated notes due 2007; and

     - 10% senior subordinated notes due 2008.

     The pro rata portion will be computed immediately prior to the time when the Arch merger occurs by dividing


     - the principal amount, together with all accrued interest through the expiration of the exchange offer, of each PageNet senior subordinated note validly tendered and not withdrawn; by



     - the principal amount, together with all accrued interest through the expiration of the exchange offer, of all outstanding PageNet senior subordinated notes.



     As of the date of this prospectus, $1.2 billion in aggregate principal amount at maturity of senior subordinated notes are outstanding. As of March 31, 2000, accrued and unpaid interest on the senior subordinated notes totalled $66,525,354.



                             THE VAST DISTRIBUTION



     The merger agreement between PageNet and Arch provides that PageNet stockholders will receive a distribution of up to 11.6% of our total equity. To satisfy the merger agreement, the PageNet board of directors will distribute 2,320,000 shares of our Class B common stock to the persons who are PageNet stockholders immediately prior to the acceptance of senior subordinated notes in the exchange offer. The distribution will not be made unless all of the conditions to the merger have been satisfied. Because the distribution will be made only to persons who were PageNet stockholders prior to the acceptance of senior subordinated notes in the exchange offer, noteholders who become stockholders of PageNet in the exchange offer will not be entitled to receive any portion of this distribution.



                          PREPACKAGED BANKRUPTCY PLAN



     PageNet is soliciting the vote of its noteholders and its stockholders to a consensual or "prepackaged" bankruptcy plan of PageNet. If PageNet files a prepackaged bankruptcy plan under Chapter 11 of the United States Bankruptcy Code and the prepackaged bankruptcy plan is confirmed by the bankruptcy court and consummated, then 100% of the senior subordinated notes will be converted into shares of Arch common stock and our Class B common stock. The number of shares of our Class B common stock which the holders of PageNet senior subordinated notes will receive under the prepackaged plan and the exchange offer are the same. PageNet stockholders will also receive the same number of shares of our Class B common stock under the prepackaged bankruptcy plan as they would receive pursuant to the Vast distribution.

                                  RISK FACTORS


     You should carefully consider the following factors as well as other information contained in this prospectus before deciding whether to participate in the PageNet exchange offer or to vote in favor of the PageNet plan of reorganization.



WE MAY NOT BE ABLE TO OBTAIN A LICENSE FOR SOFTWARE THAT WE RELY ON FOR OUR BUSINESS.



     Elements of software owned by TIBCO Software, Inc. constitute the core components of the Viaduct technology. This software is currently licensed to PageNet. In January of this year, TIBCO and PageNet agreed in principle, to permit the transfer and assignment of the software license from PageNet to us. The failure to consummate this transfer and assignment would render us unable to continue our current operations until we are able to purchase and install replacement software from another licensor.



PAGENET MAY BE REQUIRED TO REDUCE ITS OPERATIONS, INCLUDING THOSE OF VAST, PRIOR TO THE COMPLETION OF ITS MERGER WITH ARCH.



     If PageNet is unable to improve its operating results, it may not have sufficient cash to sustain operations through the consummation of the Arch merger. While PageNet is currently exploring various alternatives to ensure that it has sufficient liquidity through the consummation of the merger, there can be no assurance that such efforts will be timely or successful. Further, there can be no assurance that the merger will not be substantially delayed. If PageNet's strategies to maintain sufficient liquidity are not successful, or the merger is delayed, PageNet may be required to reduce the level of its operations, including the operations of Vast. Any reduction of operations would hinder the development of our business and adversely affect our competitive position.


WE MAY NOT BE ABLE TO OBTAIN ADEQUATE FINANCING TO CONTINUE OUR CURRENT OPERATIONS.


     To date our operations have been funded exclusively through investments by PageNet, which we do not expect to continue following the merger of PageNet and Arch. We may be required to reduce our current level of operations unless we are able to obtain capital through additional debt or equity financings. We cannot assure you that debt or equity financings will be available as required. Even if financing is available, it may not be on terms that are favorable to us or sufficient for our needs. If we are unable to obtain sufficient financing, we may be unable to continue our current operations.



WE HAVE A LIMITED OPERATING HISTORY AND ARE SUBJECT TO THE RISKS ENCOUNTERED BY EARLY-STAGE COMPANIES.



     We commenced operations in September 1998 as the wireless division of PageNet. Accordingly, we have a very limited operating history, which makes it difficult to forecast our future revenues and expenses. Our business and prospects must be considered in light of the heightened risks and uncertainties to which early-stage companies in rapidly evolving markets such as wireless data are particularly exposed. These include:



     - risks that the intense competition and rapid technological change in our industry could adversely affect demand for our products and services;



     - risks that we may not be able to expand our direct sales and marketing channels or establish and fully utilize relationships with strategic partners and indirect sales channel partners;



     - risks that our products may not be able to perform to or adequately support our customers' technical specifications or scale to handle increased transaction volumes; and



     - risks that any fluctuations in our quarterly operating results will be significant relative to our revenues for the corresponding period.


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     Our revenue may be adversely affected by a number of risks and uncertainties including those listed above and elsewhere in these risk factors. As a result, our revenue may not grow in future periods and may remain flat or decline over any given period.



     We base our forecast for expenses in part on future revenue projections. We incur expenses in advance of revenues and we may not be able to quickly reduce spending if our revenues are lower than expected. In particular, we expect to incur additional costs and expenses related to the following:



     - the development of relationships with marketing partners, system integrators, value-added resellers and original equipment manufacturers;



     - the development and expansion of our sales force and marketing operations;



     - the development and enhancement of existing and new products and services; and



     - the expansion of our management team.



     We cannot assure you that our business strategy will be successful or that we will successfully address these risks and the other risks described below. We expect that our business, operating results and financial condition could be materially adversely affected if our revenues do not meet our projections or that net losses are greater than expected.



WE HAVE HISTORICALLY INCURRED LOSSES AND WE MAY NOT ACHIEVE PROFITABILITY.



     We have not operated profitably to date. We incurred net losses during our development stage of $4,163,733 for the four months we operated in 1998 and $34,745,574 for the year ended December 31, 1999. At December 31, 1999, we had accumulated losses since inception of $38,909,307. We intend to make significant investments in our research and development, marketing, services and sales operations. We anticipate that these expenses could significantly precede any revenues generated by the increased spending. As a result, we are likely to continue to experience losses and negative cash flow from operations in future periods. If we do become profitable, we may not sustain or increase our profitability.



WE HAVE NO INDEPENDENT OPERATING HISTORY AND WE MAY NOT BE ABLE TO DEVELOP OUR INFRASTRUCTURE TO EFFECTIVELY MANAGE OUR CURRENT AND FUTURE OPERATIONS.



     We have no independent operating history. Most of our current business operations include various operations of PageNet which were conducted as separate business units within PageNet. Following the Arch merger, we will be required to supplement our administrative and other resources to provide services necessary to operate as an independent company. Although the costs of the services provided to us by PageNet are reflected in our historical financial results and we believe the amounts allocated to us are a reasonable allocation of the costs PageNet incurred on our behalf, financial information included in this prospectus may not necessarily reflect what our results of operations would have been had we been a separate, stand-alone entity during the periods presented.



     We expect operating expenses and staffing levels to increase substantially in the future. If we are not able to manage our intended growth successfully, we will not grow as planned and our business could be adversely affected. Our existing management, operational, financial and human resources, as well as our management information systems and controls, are inadequate to support our future operations. In addition, as the complexity of our product technology and our third-party relationships increases, the management of those relationships and the negotiation of contractual terms sufficient to protect our rights and limit our potential liabilities will become more complicated. As a result, our inability to successfully develop our infrastructure and manage the complexity of our product technology and third-party relationships could have a material adverse effect on us.


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AFTER THE ARCH MERGER, WE WILL NOT BENEFIT FROM THE RESOURCES OF PAGENET.



     Since our inception, we have operated as a division of PageNet. Following the Arch merger, we will not be able to rely on PageNet or Arch for financial support or benefit from our relationships with PageNet to receive favorable terms for the purchase or sale of various goods and services. In addition, except as may be provided in agreements we expect to enter into with PageNet prior to the Arch merger, we will be responsible after the merger for obtaining our own sources of financing and for our own corporate administrative services such as tax, treasury, risk management and insurance, accounting, payroll, legal, information systems and human resources. We anticipate that these agreements will allow for a transition period of up to 24 months, during which PageNet will continue to provide some of these services. Following this transition period, we will need to outsource these functions to third parties or hire additional staff to perform them internally.



MANY OF OUR WIRELESS PRODUCTS AND SERVICES ARE IN DEVELOPMENT AND ARE NOT NOW AVAILABLE FOR COMMERCIAL USE.



     Several of our wireless products and services are in various stages of development and others are in "beta" testing with various customers. A limited number of our customers are currently using our wireless products and services on a commercial basis. If one or more of our customers decide not to place our products and services into service, our revenues will not grow as anticipated. Further, if we are unable to achieve market acceptance of our wireless products and services, our business would be materially adversely affected.



THE MARKETS FOR OUR PRODUCTS AND SERVICES ARE IN EARLY STAGES OF DEVELOPMENT AND ARE CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE.



     The markets for our products and services are in early stages of development and are rapidly evolving. A viable market may fail to emerge or be sustainable, so we cannot predict the level of demand and market acceptance for our products and services. In particular, if the market for wireless applications does not continue to grow, we may not be able to grow our business as planned. The markets for our wireless products and services are characterized by rapid technological change, frequent new product and service introductions and enhancements, uncertain product life cycles and changing customer demands. If the market for our products and services does not continue to mature or if significant competitive pressures develop, our business will be harmed. In addition, the introduction of products and services embodying new technologies and the emergence of new industry standards could render our existing products and services obsolete or unmarketable and cause us to incur significant development costs to create new or modify our existing products and services to utilize new technologies or industry standards.



OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED BY OUR LENGTHY SALES CYCLE THAT LEADS TO UNPREDICTABLE REVENUE GROWTH.



     We have generally experienced a lengthy sales cycle, averaging approximately four to nine months. The lengthy sales cycle is one of the factors that may cause our revenues and operating results to vary significantly from quarter to quarter. Because of the unique characteristics of our products and services, our prospective customers' decisions to license our products and/or purchase our services often require significant investment and executive level decision making. In addition, the length and success of our sales cycle for customer orders depends on a number of other factors over which we have little or no control, including:



     - a customer's budgetary constraints;



     - the timing of a customer's budget cycles;



     - concerns by customers about the introduction of new products or services by us or our competitors; and


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     - potential downturns in general economic conditions, including reductions in demand for wireless data services.



     We also believe that many companies are not aware of the potential benefits of our wireless products and services. For this reason, we must provide a significant level of education and information to prospective customers about the use and benefits of our products and services. This lengthy process can cause potential customers to take many months to make these decisions. As a result, sales cycles for customer orders vary substantially from customer to customer. Excessive delay in acquiring new customers or completing sales could reduce our revenue in any given period and cause our operating results to vary significantly from quarter to quarter.



WE HAVE A LIMITED NUMBER OF CUSTOMERS AND THE LOSS OF A MAJOR CUSTOMER WOULD LIKELY ADVERSELY AFFECT OUR REVENUES AND OUR OPERATING RESULTS.



     Our business is in the development stage, and we have a limited number of customer relationships established. We expect to have a high degree of customer concentration in our business, although not necessarily involving the same customers from period to period. To the extent that any significant customer terminates or reduces the scope of its relationship with us, our revenues for the relevant fiscal period could substantially decline. As a result, the loss of any major customer could materially harm our business.



NEW AND EXISTING COMPETITORS IN OUR INDUSTRY MAY HAVE A MATERIAL ADVERSE EFFECT ON US.



     Because our industry is new and evolving and characterized by rapid technological change, it is difficult for us to predict whether, when and by whom new competing technologies or new competitors may be introduced into our markets. Currently, we believe our competition will come from several different market segments, including wireless data service providers, wireless communications software companies, systems integrators, device manufacturers and network carriers. Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many companies in these markets have greater name recognition and more established relationships with our target customers. These competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can. Any one of these factors could have a material adverse effect on our business, financial condition and results of operations.



WE MAY BE UNSUCCESSFUL IN OUR EFFORTS TO EXPAND OUR SALES, MARKETING AND DISTRIBUTION CAPABILITIES IN ORDER TO INCREASE MARKET AWARENESS OF OUR PRODUCTS AND GENERATE INCREASED REVENUE.



     We must expand our direct and indirect sales operations to increase market awareness of our products and services and generate increased revenue. We have very limited experience in direct sales and cannot be certain that we will be successful in these efforts. We have recently expanded our direct sales force and plan to hire additional sales personnel. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. New hires will require training and take time to achieve full productivity. We cannot be certain that our hires will become as productive as necessary or that we will be able to hire enough qualified individuals in the future. As a result, we may be unable to expand our direct sales operations to the extent necessary for us to maintain or grow our business.



     We expect to derive a significant portion of our sales through formal and informal relationships with co-marketing partners, system integrators, value-added resellers, original equipment manufacturers and other third parties that help develop and deploy enterprise applications for our customers. We do not have a written agreement with some of partners who help us develop and market our products and services. Many of our partners are under no obligation to recommend or support our products and may recommend or give higher priority to the products of other companies or to their own products. The maintenance and development of these relationships is a critical part of our business strategy, and we believe that our future revenues increasingly will be derived from such partners and channels. In the future, we may be unable to establish new relationships, or adequately service them once established. The occurrence of any of these

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circumstances would limit our ability to sell our products and services and could result in decreased revenues.



WE MAY NOT BE ABLE TO GROW OUR BUSINESS AS PLANNED IF WE DO NOT MAINTAIN SUCCESSFUL RELATIONSHIPS WITH ENTERPRISE APPLICATION PROVIDERS AND CONTINUE TO DEVELOP NEW RELATIONSHIPS WITH OTHER PROVIDERS.



     Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with enterprise application providers and in developing new relationships with additional providers. We use these relationships to jointly market and sell our products and services. Rapid technological changes may result in our providers no longer offering the products or services desired by our customers, and we may be unable to attract additional providers with the types of products and/or services that our customers require. We do not have long-term or exclusive agreements with enterprise application providers, and the loss of these relationships could materially adversely affect our business, financial condition or results of operations.



OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF WE DO NOT HAVE CONTINUED ACCESS TO SUFFICIENT CAPACITY ON RELIABLE WIRELESS NETWORKS OWNED AND CONTROLLED BY OTHERS.



     All of our airtime services are delivered using airtime purchased from third parties. Our ability to grow and achieve profitability partly depends on our ability to buy sufficient capacity on the networks of the wireless carriers, such as PageNet, AT&T Corp., BellSouth Corporation, MCI WorldCom, Inc. and others, and on the reliability and security of their systems. We depend on these companies to provide uninterrupted and "bug free" service. We will not be able to satisfy our customers' needs if wireless carriers fail to provide the required capacity or needed level of service. In addition, our expenses would increase and our profitability could be materially adversely affected if wireless carriers were to increase the prices of their services. Some of these wireless carriers are, or could become, our competitors and could restrict our ability to purchase airtime on favorable terms, if at all.



AN INTERRUPTION IN THE SUPPLY OF PRODUCTS AND SERVICES THAT WE OBTAIN FROM THIRD PARTIES COULD CAUSE A DECLINE IN SALES OF OUR SERVICES.



     In designing, developing and supporting our wireless data products and services, we rely on wireless carriers, device manufacturers, content providers and computer hardware and software providers. We currently have relationships with several of these parties indirectly through PageNet and will need to transfer agreements to us or enter into new agreements directly with such parties. We may not be able to transfer certain of these agreements or enter into new agreements on favorable terms, if at all. In addition, these suppliers may experience difficulty in supplying us products or services sufficient to meet our needs, or they may terminate or fail to renew contracts for supplying us these products or services on terms we find acceptable. Any significant interruption in the supply of any of these products or services could cause a decline in sales of our products and services unless and until we are able to replace the functionality provided by these products and services. We also depend on third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. The failure of third parties to meet these criteria could materially harm our business.



A FAILURE IN OUR MOBILE DATA OPERATIONS CENTER WOULD ADVERSELY AFFECT OUR OPERATING RESULTS AND OUR FINANCIAL CONDITION.



     Our operations are dependent upon our ability to prevent interruptions at our mobile data operations center due to fire, power loss, natural disaster or a similar event. A substantial portion of the computer equipment that is essential to the operation of our mobile data operations center is located at PageNet's technical operations center in Richardson, Texas. We believe our mobile data operations center is supported by sufficient available backup computing and electric power sources on site to maintain the provision of our services without interruption. Although we intend to establish a second mobile data operations center at a remote location, we currently do not have the financial resources to create or operate

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


a second facility. We would be materially adversely affected by substantial damage to our current mobile data operations center or other catastrophic failure that causes significant interruption in our operations. Although we intend to purchase property and business interruption insurance, any recovery under such a policy may not be adequate to compensate us for all losses that may occur.



NEW LAWS AND REGULATIONS THAT IMPACT OUR INDUSTRY COULD INCREASE OUR COSTS OR REDUCE OUR OPPORTUNITIES TO EARN REVENUE.



     We are not currently subject to direct regulation by the Federal Communications Commission or any other governmental agency, other than regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the Federal Communications Commission or another regulatory agency. We may also become subject to regulations with respect to any specific customer to whom we provide products and services. In addition, our suppliers are or could become subject to regulations that indirectly affect us or our ability to continue selling and supporting our products and services.



OUR FUTURE BUSINESS PROSPECTS DEPEND IN PART ON OUR ABILITY TO MAINTAIN AND IMPROVE OUR CURRENT WIRELESS DATA SERVICES AND DEVELOP NEW PRODUCTS AND SERVICES.



     We believe that our future business prospects depend in large part on our ability to maintain and improve our current products and services and to develop new services on a timely basis. Our services will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As a result of the complexities inherent in our services, major new wireless data services and service enhancements require long development and testing periods. We may not be successful in developing and marketing, on a timely and cost-effective basis, service enhancements or new services that respond to technological change, evolving industry standards or customer requirements. We may also experience difficulties that could delay or prevent the successful development, introduction or marketing of service enhancements, and our new services and service enhancements may not achieve market acceptance. If we cannot effectively maintain, improve and develop services, we may not be able to recover our fixed costs or otherwise become profitable. Significant delays in the general availability of our services or significant problems in the implementation of new services could have a material effect on our business, financial condition or results of operations.



WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS ADEQUATELY, WHICH COULD ALLOW THIRD PARTIES TO COPY OR OTHERWISE OBTAIN AND USE OUR TECHNOLOGY WITHOUT AUTHORIZATION.



     We regard our technology as proprietary. In an effort to protect our proprietary rights, we rely primarily on a combination of copyright, trademark and trade secret laws, as well as licensing and other agreements with consultants, suppliers, strategic partners and customers, and employee and third-party nondisclosure agreements. These laws and agreements provide only limited protection of our proprietary rights. In addition, we have not signed agreements containing these types of protective provisions in every case, and the contractual provisions that are in place and the protection they provide vary and may not provide us with adequate protection in all circumstances. Although PageNet has agreed to transfer to us a provisional patent application it holds for an invention embodied in Viaduct, we currently have no patents or registered copyrights. In addition, we may need the consent of the bankruptcy court to legally transfer these assets. We do not have any federal trademark registrations in the name "Vast" and we may not be able to obtain such registration due to conflicting marks or otherwise. Because our means of protecting our proprietary rights may not be adequate, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, A third party could also develop similar technology independently. Unauthorized copying, use or reverse engineering of our products could materially adversely affect our business, results of operations or financial condition.



     We license technology that is embedded in our products from others. If one or more of these licenses terminates or cannot be renewed on satisfactory terms, we would have to modify the affected products to use alternative technology or eliminate the affected product function, either of which could have a material adverse effect on us.



INFRINGEMENT CLAIMS COULD ADVERSELY AFFECT US.



     A third party could claim that our technology infringes its proprietary rights. As the number of software products in our target markets increases and the functionality of these products overlap, we believe that wireless software developers may face infringement claims.



     Infringement claims, even if without merit, can be time consuming and expensive to defend. A third party asserting infringement claims against us or our customers with respect to our current or future products may require us to enter into costly royalty arrangements or litigation, or otherwise materially adversely affect us. In addition, an infringement claim related to a current or future product may cause us to cease use of the infringing product and could adversely affect our operating results and financial condition.



OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE HAVE DISPUTES OVER OUR RIGHT TO RESELL OR REUSE INTELLECTUAL PROPERTY DEVELOPED FOR SPECIFIC CUSTOMERS.



     Part of our business involves the development of software applications for discrete customer engagements. Ownership of customer-specific software is often retained by the customer, although we seek to retain the right to re-use some of the applications, processes and other intellectual property developed in connection with customer engagements. Issues relating to the rights to intellectual property can be complicated, and we cannot give any assurance that disputes will not arise that affect our ability to resell or re-use such applications, processes and other intellectual property. Such disputes could damage our relationships with our customers, divert our management's attention and have a material adverse effect on our business, financial condition or results of operations.



WE DEPEND ON KEY PERSONNEL AND WILL NEED TO RECRUIT ADDITIONAL SKILLED PERSONNEL, FOR WHICH COMPETITION IS INTENSE, TO CONDUCT AND GROW OUR BUSINESS EFFECTIVELY.



     Our success depends in large part on our ability to retain our key personnel, particularly our management and members of our engineering staff. The loss of the services of certain individuals could have a material adverse effect on our business, financial condition or results of operations. Our future success also depends upon our ability to attract, train, assimilate and retain additional qualified personnel. Competition for persons with skills in our industry is intense, particularly for those with relevant technical experience. We cannot assure you that we will be able to retain our key employees or that we can attract, train, assimilate or retain other highly qualified personnel in the future.



WE MAY PURSUE ACQUISITIONS THAT BY THEIR NATURE PRESENT RISKS AND THAT MAY NOT BE SUCCESSFUL.



     In the future we may pursue acquisitions to diversify our product offerings and customer base or for other strategic purposes. We have made only one prior acquisition and we cannot assure you that any future acquisitions will be successful. The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition or results of operations:



     - We cannot ensure that any acquired businesses will achieve anticipated revenues, earnings or cash flow;



     - We may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, particularly if we acquire a business in a market in which we have limited or no current expertise, or with a corporate culture different from our own. If we are unable to integrate acquired businesses successfully, we could incur substantial costs and delays or experience other operational. technical or financial problems;



     - Acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

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     - We may finance future acquisitions by issuing common stock for some or all of the purchase price. This could dilute the ownership interests of our stockholders. We may also incur additional debt or be required to recognize amortization expense related to goodwill and other intangible assets purchased in future acquisitions; and



     - We would be competing with other firms, many of which have greater financial and other resources, to acquire attractive companies. We believe this competition will increase, making it more difficult to acquire suitable companies on acceptable terms.



OUR PRODUCTS COULD HAVE DEFECTS FOR WHICH WE ARE POTENTIALLY LIABLE AND WHICH COULD RESULT IN LOSS OF REVENUE, INCREASED COSTS OR LOSS OF OUR CREDIBILITY OR DELAY IN ACCEPTANCE OF OUR PRODUCTS IN THE MARKET.



     Our products, including components supplied by others, may contain errors or defects, especially when first introduced or when new versions are released. Errors in new products or releases could be found after commencement of commercial shipments, and this could result in additional development costs, diversion of technical and other resources from our other development efforts, or the loss of credibility with current or future customers. This could result in a loss of revenue or delay in market acceptance of our products, which could have a material adverse effect upon our business, financial condition or results of operations.



     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and some contract claims. However, not all of these agreements contain these types of provisions and, where present, these provisions vary as to their terms and may not be effective under the laws of some jurisdictions. A product liability, warranty, or other claim brought against us could have a material adverse effect on our business, financial condition or results of operations.



WE HAVE THE RIGHT TO REDEEM YOUR SHARES OF CLASS B COMMON STOCK AT A PRICE THAT MAY BE LESS THAN THEIR FAIR VALUE.



     Our certificate of incorporation will provide that we may redeem the shares of Class B common stock with the proceeds from future sales by us of shares of Class A common stock or other capital stock that is convertible into Class A common stock. The price at which we may redeem the shares of Class B common stock will depend upon the price at which we sell the Class A common stock, or, if we sell convertible capital stock, the price at which the shares of convertible capital stock may be converted into Class A common stock. We cannot assure you that the redemption price you would receive upon redemption of your shares of Class B common stock will have any relation to the fair value of those shares.


A LIQUID TRADING MARKET FOR OUR CLASS B COMMON STOCK LIKELY WILL NOT DEVELOP AND THE MARKET PRICE OF OUR CLASS B COMMON STOCK COULD BE ADVERSELY AFFECTED.

     There is no established trading market for our Class B common stock. A liquid trading market likely will not develop for our Class B common stock, which would adversely impact its market price. We do not intend to apply for listing of our Class B common stock on any securities exchange, or for quotation through any quotation system. Further, our Class B common stock will not be convertible into shares of our Class A common stock until the earlier of (1) the second anniversary of the completion of the merger or (2) one year following the completion of an underwritten public offering of common stock by us in which the net proceeds of the offering exceeds $25 million. It is likely that an underwritten public offering, if made, would be of our Class A common stock.

     The liquidity of any market and the market price for our Class B common stock will depend on, among other things: (a) the number of holders of the Class B common stock; (b) our performance; (c) the market for similar securities; (d) the desire of former stockholders and debtholders of PageNet to continue to hold our Class B common stock; and (e) the interest of securities dealers in making a market in our Class B common stock. Even if a market for our Class B common stock does develop there can be no assurance that it will continue.

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AVAILABILITY OF SIGNIFICANT AMOUNTS OF COMMON STOCK FOR SALE BY FORMER PAGENET
SECURITYHOLDERS COULD ADVERSELY AFFECT THE PRICE OF YOUR CLASS B COMMON STOCK, AND SALES BY US OF ADDITIONAL SHARES OF COMMON STOCK WOULD DILUTE YOUR OWNERSHIP INTEREST.



     Following the Arch merger, all of the shares of Class B common stock offered by this prospectus, which will represent up to 80.5% of our outstanding common stock, will be held by former PageNet noteholders and stockholders. In the absence of demand by other potential investors in our common stock, sales, or the availability for sale, of a substantial number of these shares of Class B common stock by former PageNet securityholders in the public market or otherwise following the merger could adversely affect the market price for our Class B common stock and make it more difficult for us to sell common stock in the future at an appropriate time and price.



     In order to finance our operations, we are seeking additional equity financing from one or more institutional investors. Sales by us to these investors of common stock or other securities convertible into shares of common stock, such as preferred stock or debentures, would substantially reduce your percentage ownership of Vast.


ANTITAKEOVER PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS AND DELAWARE LAW MAKE ANY CHANGE IN CONTROL OF US MORE DIFFICULT, MAY DISCOURAGE BIDS AT A PREMIUM OVER THE MARKET PRICE AND MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR STOCK.

     Our certificate of incorporation and bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control of Vast, may discourage bids at a premium over the market price of our common stock and may adversely affect the market price of our common stock, and the voting and other rights of the holders of our common stock. These provisions include:

     - the division of our board of directors into three classes serving staggered three-year terms;

     - removal of directors only for cause and only upon a 66 2/3% stockholder vote;

     - prohibiting stockholders from taking action by written consent or calling a special meeting of stockholders;


     - the ability to issue shares of our preferred stock without stockholder approval; and



     - advance notice requirements for raising business or making nominations at stockholders' meetings.



     Delaware corporation law also contains provisions that may delay, deter or inhibit a future acquisition of Vast. See "Description of Vast Capital Stock" for a description of these provisions.

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                                DIVIDEND POLICY


     We have never declared or paid any dividends on our common stock. Further, we do not anticipate paying any dividends on our common stock in the foreseeable future and intend to retain all available funds for use in the operation and development of our business.

                                USE OF PROCEEDS

     We will not receive any proceeds from the PageNet exchange offer or the distribution of shares of our Class B common stock by PageNet to its stockholders.

                            SELECTED FINANCIAL DATA


     The following table sets forth our selected historical and unaudited pro forma financial data as of December 31, 1998 and December 31, 1999, and for the four month period from September 1, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999. The selected historical financial data has been derived from our audited financial statements and notes. The unaudited selected pro forma financial data gives effect to the following transactions as if they were consummated as of December 31, 1999 with respect to the unaudited pro forma condensed balance sheet, and as of September 1, 1998 with respect to the unaudited pro forma statements of operations:



     - the anticipated contribution by PageNet of assets comprising a portion of the Viaduct to Vast;



     - the anticipated forgiveness by PageNet of the $30.0 million, non-interest bearing note payable to PageNet and the elimination of related interest expense; and



     - the anticipated forgiveness by PageNet of other amounts due PageNet and the elimination of related interest expense.



     We expect the contribution of the assets comprising the Viaduct and the forgiveness of the $30.0 million, non-interest bearing note payable and other amounts due PageNet to occur simultaneously with the completion of the Arch merger and the Vast distribution by PageNet. However, these transactions are subject to the approval of PageNet's lenders under its domestic credit facility. If PageNet does not forgive these amounts, we will not be able to repay them unless we obtain other sources of financing. Forgiveness of this intercompany indebtedness is required under the merger agreement between PageNet and Arch and is a condition to the consummation of the Vast distribution.


     The following unaudited selected pro forma financial data is presented for illustrative purposes only and does not necessarily predict the operating results or financial position that would have occurred if the transactions had been consummated on the dates indicated above, nor is it necessarily indicative of future results of operations. You should read the following financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes.


                                                    HISTORICAL                     PRO FORMA
                                            ---------------------------   ---------------------------
                                            SEPTEMBER 1                   SEPTEMBER 1
                                            (INCEPTION)        YEAR       (INCEPTION)        YEAR
                                              THROUGH         ENDED         THROUGH         ENDED
                                            DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                1998           1999           1998           1999
                                            ------------   ------------   ------------   ------------
                                                                                  (UNAUDITED)
STATEMENTS OF OPERATIONS DATA
Total operating revenues..................  $    90,035    $  1,113,847   $    90,035    $  1,113,847
Total operating costs and expenses........    4,163,149      33,992,608     4,163,149      33,992,608
Loss from operations......................   (4,073,114)    (32,878,761)   (4,073,114)    (32,878,761)
Net loss..................................   (4,163,733)    (34,745,574)   (4,073,112)    (32,739,180)
Loss per common share -- basic and
  diluted.................................        (0.21)          (1.74)        (0.20)          (1.64)



                                            DECEMBER 31,   DECEMBER 31,                  DECEMBER 31,
                                                1998           1999                          1999
                                            ------------   ------------                  ------------
                                                                                         (UNAUDITED)
BALANCE SHEET DATA
Current assets............................  $   220,110    $ 10,495,039                  $10,495,039
Total assets..............................    2,355,685      13,523,703                   16,673,703
Amounts due PageNet.......................    6,302,220      20,293,452                           --
Note payable to PageNet...................           --      30,000,000                           --
Stockholders' equity (deficit)............   (3,963,733)    (38,115,307)                  15,328,145

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and notes appearing elsewhere in this prospectus. See
"Forward-Looking Statements."


BACKGROUND


     We began operation in September 1998, when PageNet formed a wireless solutions division. Our historical financial results consist primarily of the results of operations of Silverlake, which PageNet acquired in December 1998, and the losses we have accumulated during the development and initial marketing of the wireless solutions products and services we began offering on a limited basis in late 1999. Silverlake's product line is a suite of software products focusing on wireless communications, including numeric paging and advanced messaging services. Although we intend to maintain both sales and service of this product line, the Silverlake marketing and development personnel will focus on other areas. We do not expect the Silverlake product line to be a material part of our future growth strategy.



     We intend to derive future revenue from the sale of wireless solutions products and services which include custom product development, wireless access to our Viaduct, software licenses, maintenance contracts and monthly service fees. Maintenance fee revenue will be based on a percentage of software license fees. Development revenue will come from the development of custom applications for specific customers. Monthly service revenue will be associated with airtime on wireless networks, transactions that pass through our Viaduct and customer service.



     Since our inception, we have been engaged primarily in product research and development and developing markets for products and services. We have incurred significant operating losses as a result of these start-up activities. However, we began offering some of these products and services in late 1999.


RESULTS OF OPERATIONS

     Our historical financial statements include our results of operations from September 1, 1998 and the results of operations of Silverlake from the date of its acquisition, December 9, 1998. The assets and liabilities of PageNet transferred to us have been accounted for on the basis of their historical cost. Since our historical financial statements reflect our results of operations, financial condition and cash flows as a component of PageNet, they may not be indicative of our results of operations and financial position as an independent company. As a result of our relationship with PageNet and its affiliates, we have extensive related party transactions. These transactions have been recognized on a basis determined by PageNet and Vast, which may not be representative of the terms we could have negotiated with third parties. Management believes the historical financial results include a reasonable allocation of research and overhead costs incurred by PageNet on our behalf. However, these amounts may not be indicative of the costs we would incur if these services were performed by us or obtained from an independent third party.

     Because of our limited operating history, comparisons with prior periods are not meaningful.


     Revenues. Total revenues were $90,035 for the four months ended December 31, 1998 and $1,113,847 for the year ended December 31, 1999. Revenues consisted primarily of the sale of Silverlake products.



     Costs of revenues. Costs of revenues generally consisted of packaging, material and other costs associated with our software products and amortization of acquired developed technology which had been capitalized as a result of the Silverlake acquisition. Costs of revenues were $23,963 for the four months ended December 31, 1998 and $1,307,229 for the year ended December 31, 1999.


     Selling, general and administrative expenses. Selling, general and administrative expenses primarily consist of personnel costs associated with selling, marketing, general management and software management, as well as fees for professional services and other related costs. Selling, general and administrative expenses were $2,204,673 for the four months ended December 31, 1998 and $15,777,021 for the year ended December 31, 1999. Selling, general and administrative expenses consisted primarily of salaries and benefits for our direct sales force, our customer service and distribution personnel, and our non-research and development technical and corporate staff. Salaries and benefits for our corporate personnel, which include our executive officers, and our business development, financial planning and human resources staff, also are included. Other items included are professional fees, rent, travel, marketing and trade shows.



     Research and development expenses. Research and development expenses consist primarily of compensation and related costs from our technical area, for both employees and outside consultants engaged in research and development activities and, to a lesser extent, costs of materials relating to these activities. We expense research and development costs as they are incurred. Research and development costs were $340,013 for the four months ended December 31, 1998 and $3,295,479 for the year ended December 31, 1999.



     Allocated research and overhead expenses. PageNet allocated expenses of $1,442,000 and $13,613,000 to us during the four months ended December 31, 1998 and the year ended December 31, 1999, respectively, for information technology support, management services, accounting, marketing, customer service and order fulfillment. Amounts allocated to us for information technology support were $115,000 for the four months ended December 31, 1998 and $6,319,000 for the year ended December 31, 1999, and included services such as research and development activities, maintenance of the Viaduct and other technology used by us, and other technology support services. Amounts allocated to us for accounting services were $184,000 for the four months and $4,040,000 for the year ended December 31, 1999. Amounts allocated to us for management services were $1,071,000 for the four months ended December 31, 1998 and $1,510,000 for the year ended December 31, 1999, and include charges for executive functions, human resources, legal services, purchasing, treasury and other administrative functions. We were also allocated expenses of $27,000 for the four months ended December 31, 1998 and $656,000 for the year ended December 31, 1999 for marketing. We were also allocated $45,000 for the four months ended December 31, 1998 and $516,000 for the year ended December 31, 1999 for the customer call center. We were also allocated $572,000 for the year ended December 31, 1999 for expenses relating to order fulfillment. These allocations are generally based on employee headcount or estimated usage of the services provided by PageNet. We believe the expenses we have recognized for the research and overhead services performed for us by PageNet are a reasonable allocation of the costs incurred by PageNet on our behalf. However, these amounts may not be indicative of the costs we would incur if we performed these services or obtained them from an independent third party.


     Purchased in-process research and development. In connection with the acquisition of Silverlake, we recorded a charge of $152,500 during the four months ended December 31, 1998 for research and development activities in process at the date of the acquisition. We used an independent third-party appraiser to assess and value the in-process research and development. The amount of the Silverlake purchase price allocated to in-process research and development represents the estimated fair value, based on risk-adjusted cash flows, of the one in-process research project that had not yet reached technological feasibility and for which no alternative future use existed at the date of the acquisition. The value assigned to the purchased in-process research and development was determined by estimating the costs to develop Silverlake's purchased in-process research and development into a commercially viable product, estimating the resulting net cash flows from the project and discounting the net cash flows to their present value. At the acquisition date, the one in-process research and development project underway was approximately 60% complete, and total continuing costs to complete the project were expected to be approximately $45,000. The project was successfully completed during 1999. The rate utilized to discount the net cash flows to their present value was based on Silverlake's weighted average cost of capital. However, given the nature of the risks associated with the estimated growth, profitability and developmental projects, Silverlake's weighted average cost of capital was adjusted. The discount rate we utilized of 23% was intended to be commensurate with Silverlake's corporate maturity and the uncertainties in the economic estimates described above. The revenue estimates used to value the in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions. The estimates we used in valuing in-process research and development were based upon assumptions we believe to be reasonable but which are inherently uncertain and unpredictable. However, our assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur.


     Other income and expense. Other income and expense consists primarily of interest expense on amounts due to PageNet. Interest expense on amounts due PageNet was $90,621 for the four months ended December 31, 1998 and $2,006,394 for the year ended December 31, 1999. Since our inception, PageNet has funded the majority of our disbursements, transferred assets used in our business to us, funded the acquisition of Silverlake, and performed various administrative services for us. To the extent that PageNet has provided funds, paid expenses and performed services on our behalf, we have been charged interest at the rate PageNet pays under its domestic credit facility. The weighted average interest rate on the amounts due PageNet, which is reset monthly, was 7.59% and 7.60% during the four months ended December 31, 1998, and the year ended December 31, 1999, respectively. This arrangement resulted in interest expense that may not be representative of what we would have paid if we were not affiliated with PageNet.



LIQUIDITY AND CAPITAL RESOURCES



     In order to fund our operations after the Vast distribution, we are currently in discussions with third parties regarding a potential private equity investment in Vast. It is anticipated that the financing will close simultaneously with the closing of the Arch merger and the Vast distribution. The expected equity investment will dilute the ownership interests in Vast that will be exchanged for the outstanding notes of PageNet, distributed to PageNet's equity holders and retained by the combined company. It is not possible to determine the specific amount of dilution until the terms of the transaction have been agreed to with the potential third-party investors. We anticipate that third parties will become owners of more than 5% of our stock as a result of the private equity transaction. However it is not possible to determine the resulting ownership positions until the terms of the transaction have been agreed upon with the potential third party investors.



     There can be no assurance that we will be successful in completing this financing. If we are unable to raise sufficient funds through a private equity transaction, we will not have sufficient liquidity to meet our obligations and may be forced to reduce our operations.



     As of May 5, 2000, we had approximately $6.5 million in cash, which we believe is sufficient to meet our obligations through the second quarter of 2000. However, we may not have sufficient liquidity to meet our obligations through the third quarter of 2000. Historically, our funding has been provided by PageNet. PageNet is currently prohibited from advancing additional funds to us under the terms of its credit agreement. However, PageNet is currently negotiating with its bank group for relief from this restriction so that it can provide additional funding to Vast should it be required prior to the date of the Vast distribution. Any such funding is likely to be required to be repaid with proceeds of the private equity investment discussed above prior to the Vast distribution. While PageNet management believes that it is likely that they will receive permission to fund Vast in this manner, there can be no assurances that it will be successful in obtaining that permission from its bank group. PageNet is also currently exploring strategic and financing alternatives to ensure its continued liquidity through the consummation of the Arch merger. If PageNet's efforts are unsuccessful or are delayed, or if its proposed merger with Arch is not completed, PageNet may be required to reduce the level of its operations and/or file for protection under Chapter 11 of the United States Bankruptcy Code to restructure its obligations. These events could preclude any further investments in Vast by PageNet and negatively impact our operations. The possibility of the occurrence of these events also makes it more difficult for us to obtain separate debt or equity financing prior to the Vast distribution.

     Since our inception, PageNet has funded our operations. Net cash used in operating activities was $4,040,335 for the four months ended December 31, 1998 and $32,507,454 for the year ended December 31, 1999. The principal use of cash in operating activities for both periods was to fund our losses from operations. Net cash used in investing activities was $2,419,179 for the four months ended December 31, 1998 and $2,009,167 for the year ended December 31, 1999. Cash used in investing activities for the four months ended December 31, 1998 was primarily for the purchase of Silverlake and includes the cash portion of the purchase price along with the reimbursement to PageNet of the value of the PageNet common stock issued in connection with the acquisition. Cash used in investing activities for both periods also includes the acquisition of property and equipment to support the expansion of our operations. As of December 31, 1999, we owed PageNet $20,293,586 for funds provided, expenses paid and services performed by PageNet on our behalf.



     On September 30, 1999, we borrowed $30.0 million from PageNet under a promissory note agreement. The PageNet note is due on demand by PageNet, has no stated maturity, and does not bear interest. For financial reporting purposes, we will recognize interest expense on the PageNet note in subsequent periods based on the interest rate PageNet pays under its domestic credit facility, with a corresponding increase to stockholders' equity. As the PageNet note is payable on demand by PageNet, it has been classified as a current liability in our December 31, 1999 balance sheet.



     In connection with the Vast distribution, we anticipate that PageNet will forgive all amounts owed by Vast, including the $30.0 million, non-interest bearing note. However, the forgiveness of the amounts we owe PageNet is subject to the approval of PageNet's lenders under its domestic credit facility. If PageNet does not forgive these amounts, we will not be able to repay them unless we obtain other sources of financing. Forgiveness of this intercompany indebtedness is required under the merger agreement between PageNet and Arch and is a condition to the consummation of the Vast distribution.



     Successful implementation of our growth strategy will likely require access to additional capital in the future. We currently have no credit facilities or sources of additional capital in place other than our relationship with PageNet. Since we do not anticipate any additional funding from PageNet or Arch following their merger, we will likely seek additional debt and/or equity financings to fund our future operations and growth strategy. Our ability to continue our current operations and to grow our business could be limited unless we are able to obtain additional capital through future debt or equity financings.


INFLATION

     We do not believe that the relatively moderate rates of inflation over the past two years have had a significant effect on our revenues or our financial results.

                                    BUSINESS


OVERVIEW



     We offer comprehensive end-to-end wireless data solutions that connect corporate mobile users with the Internet or corporate data networks using wireless devices. Our initial focus is on large businesses with mobile workforces. Our proprietary Viaduct software technology provides us with a platform for building wireless applications that facilitate data access via any data-capable wireless device. In addition, we can host, deploy, operate and support our wireless solution for our customers, allowing them to outsource their wireless data operations and provide their mobile users with continuous connectivity to enterprise applications. We are an active member of the Wireless Application Protocol, or WAP, Forum and intend to support new technologies and applications based on emerging standards that support wireless communications.



WIRELESS DATA MARKET



  Emergence of Wireless Data Market.



     As businesses and individuals have become increasingly dependent on e-mail, Internet-based services and corporate data networks, demand for wireless access to these resources has increased dramatically. According to Cahners In-Stat Group, the number of wireless data subscribers in the United States alone will grow from 1.7 million subscribers in 1999 to 23.9 million subscribers in 2003. We believe that five factors are driving the development of the wireless data market:



     Growth of the Internet and Corporate Data Networks. The Internet and corporate data networks are emerging as mission critical business tools that allow users to communicate and conduct transactions electronically over distributed geographic areas. Investments in corporate data networks are growing as businesses equip their employees with tools and information designed to increase their productivity. As a result, the volume of information being exchanged is growing significantly. For example, according to International Data Corporation, or IDC, worldwide e-mail messages sent per day are expected to grow from approximately 3 billion in 1998 to 26 billion in 2005.



     Emergence of Mobile Workforce and Increased Personal Mobility. We believe that workers and consumers are growing increasingly dependent upon critical business information and enterprise applications that deliver this information. In most cases, users of corporate data networks are limited to wired connections. We believe increasing reliance on the exchange and availability of critical information will drive businesses to seek out and implement wireless access solutions.



     Proliferation of Wireless Devices. There is an increasing number of wireless devices capable of sending and receiving data, many of which are being rapidly adopted by businesses. Some of these devices, including personal digital assistants, pagers and mobile phones, are now wireless-data enabled, are smaller and less expensive, and have longer battery life and more features than earlier devices.



     Build-Out of Wireless Data Networks. Anticipating the accelerated adoption of mobile Internet devices, digital wireless carriers worldwide are in the process of upgrading their networks to support the transmission of increased volumes of data. These carriers are also expanding the geographic coverage of their networks. Several major wireless carriers have recently launched or announced the availability of data service in addition to their existing voice service capabilities. The availability of these networks is a pre-requisite to providing widespread, reliable wireless data services.



     Development of WAP Standard. Wireless application protocol, or WAP, is an open standard that provides a common platform for delivering Internet content to wireless devices. WAP is an application environment and a set of communication protocols for wireless devices designed to provide access to the Internet without regard to manufacturer, vendor or technology. In 1998, the WAP Forum published the wireless markup language, or WML, which allows a text version of a specially formatted Web page to be displayed on wireless devices. In the same manner that the programming language hypertext markup language, or HTML, has provided an open standard that has fostered development of Internet applications and content for personal computers, WML is designed to be an industry standard that will encourage the development of Internet applications and content for wireless devices.



  Challenges to Creating and Implementing an Effective Inhouse Wireless Data Service.



     As wireless data has become an important method of business communication, corporations, enterprise software providers and telecommunications carriers have been challenged to keep up with the rapid pace of change in technology and standards. Businesses seeking to implement internal wireless data solutions will face four primary challenges: disparate and complex networks and devices, different communication protocols and data standards, capacity limitations and complex operational issues.



     Disparate and Complex Networks and Devices. Many wireless network technologies exist today and new technologies are continually being developed. Businesses need to have the ability to run their applications in a secure manner across disparate networks and on multiple user devices. Today, there are many competing networks and technologies with a range of capabilities, each able to support digital wireless data transmission. These networks include: Reflex, offered by PageNet, WebLink Wireless, Inc. and MCI WorldCom; MobiTex, offered by BellSouth; digital PCS, offered by the nationwide voice carriers; and cellular digital packet data, or CDPD, offered by the major analog cellular carriers.



     Different Communication Protocols and Data Standards. Each network technology has its own communication protocol and other unique characteristics. In addition, each network technology supports different user devices. Despite the emergence of WAP, the number of different languages and protocols for expressing and transmitting data, such as HTML, WML and handheld device markup language, or HDML, as well as hypertext transfer protocol, or HTTP, remain a challenge to creating effective wireless data services. In addition, current WAP standards are not dynamic and comprehensive enough to support many wireless data applications. This environment of multiple languages and emerging protocols presents major challenges for organizations seeking to implement a robust wireless data solution. For example, supporting multiple data languages can add significant data overhead and translating from one language to another or switching from one protocol to another can add significant airtime expense.



     Capacity Limitations. Currently, the speed and bandwidth of a wireless network are only a fraction of that of a wired network. We expect wireless networks to continue to lag behind wired networks in terms of speed and bandwidth for the foreseeable future. We believe that the demands placed on wireless networks for improved speed and performance will continue to outpace the ability of wireless network providers to add capacity. Wireless data solutions will need to be bandwidth efficient to provide useful and powerful applications.



     Complex Operational Issues. The implementation of a wireless network and the delivery of wireless data present businesses with a wide range of operational issues, including provisioning of devices, customer service and integrated billing. Many corporations and enterprise application providers lack the engineering talent and overall resources necessary to design, develop, implement and manage wireless access solutions.



VAST'S WIRELESS SOLUTIONS



     We offer comprehensive end-to-end wireless data solutions that connect corporate mobile users with the Internet or corporate data networks using wireless devices. We enable large businesses to extend their business critical enterprise applications to the wireless devices of their mobile users. We work closely with our customers to develop mobile applications that are tightly integrated with their internal business systems. Our technology and services provide the following key benefits:



  Extending Enterprise Applications.



     We enable our customers to extend the functionality of their mission critical enterprise applications to wireless devices. Early partners like Computer Associates International, Inc. and Siebel Systems, Inc. and our first customers, New York Life Insurance Company and the Chicago Board of Trade, have demonstrated the value of coupling leading enterprise applications with our wireless technology. Through our Volley technology, we can connect to our customers' enterprise systems to create wireless applications that extend interaction to their mobile users. The ability to wirelessly connect to enterprise applications running on a corporate network provides the mobile workforces of our customers with relevant, up-to-date information whenever and wherever they need it, which is a key competitive advantage for companies with large and dispersed professional workforces.



  Wireless Internet Access.



     Through our ContentLink products and related services, we can help our customers develop and deliver "private-labeled" wireless information portals that allow their end-users to access Internet information and services from wireless devices. We can provide integrated e-mail capabilities. We can also create private-labeled Web environments that both preserve the "look and feel" of our customers' brands and support the configuration of the wireless services for end-users.



  Leading Edge Technology.



     We can provide our customers with access to our leading edge wireless technologies. Viaduct, our software platform for building effective wireless applications, manages the connections between wireless networks and devices, providing a single, standard interface to the corporate enterprise. Our software technology adapts and translates data transmissions for many wireless network protocols, formats the transmissions for effective user presentation on a particular user device and optimizes the data in a bandwidth efficient manner for transmission over a wireless network. In doing so, Viaduct significantly speeds time-to-solution for our customers, enhances an application's wireless performance and reduces the airtime expense associated with operating a wireless access solution. As WAP becomes the standard for interfacing with wireless devices, we believe that WAP-based applications and information delivery will become critical to the success of carriers, e-commerce companies and device manufacturers. We are developing WAP-based applications to provide additional and flexible solutions for our customers.



  Complete, Outsourced Wireless Solution.



     We can eliminate the need for our customers and partners to establish and maintain a core competency in wireless systems by deploying new wireless technologies, combating system failures and maintaining network and system security. We will evaluate, test and implement the leading features of wireless networks to maintain a leading edge wireless data solution. We maintain a mobile data operations center that provides us with a secure, high availability environment ready to host most wireless applications. In addition, we offer a Web-based support system that includes credit card billing, e-mail customer support, online training and software downloads for our customers. We can also provide our customers with a privately branded Web portal that allows users to order wireless devices and contact customer support over the Internet.



  Faster Time to Solution.



     We believe our customers benefit by our ability to rapidly implement and deploy wireless data solutions by leveraging our technology, infrastructure and expertise. Viaduct provides us with a "tool kit" that solves many of the common challenges of building a wireless application. Viaduct provides developed and tested software modules to handle the rendering of an application's output for multiple wireless devices based on a user profile, thereby avoiding the need to re-create this project each time. Our Volley enterprise software adapters bring developed and tested interfaces to complex software systems like Siebel's applications and Computer Associates' Unicenter. Our ContentLink products will enable us to provide Internet information content for customers.



  Lower Total Cost of Ownership.



     Our customers do not need to lease, buy or continually upgrade existing hardware and software or recruit and retain wireless systems engineers and administrative personnel for their wireless data services.

Our service is designed to reduce a customer's administrative burden by eliminating the cycle of purchasing, installing, testing, debugging and deploying a wireless data system. Our mobile data operations center, which consists of network servers running our software, is maintained at a secure facility, not at customers' facilities, and we employ systems administrators to monitor the service 24 hours a day, seven days a week. Because we are able to host this service, we believe that we can provide customers an additional cost savings over inhouse solutions through economies of scale.



  Scalability and Flexibility.



     Viaduct has been designed to be an open, extensible architecture, allowing our customers to protect their investments by allowing adoption of new versions of both applications and wireless standards. For example, Viaduct is ideal for those customers who need to deploy a working solution today, but who also want to be able to take advantage of the emerging WAP standard as devices that support it become prevalent. Viaduct has been designed to allow applications to scale as our customers' businesses grow. It has been built on the TIBCO Rendezvous platform, the same robust, scalable platform used by the Nasdaq Stock Market to handle the trading of billions of shares a day. And when hosted at our mobile data operations center, Viaduct supports the addition of servers and bandwidth to handle growing traffic loads.



STRATEGY



     Our objective is to be a leading provider of wireless applications and solutions that connect corporate mobile users to the Internet or corporate data networks using wireless devices. The key elements of our strategy are to:



  Develop New Software Technology, Products and Services To Support Future
  Growth.



     We plan to develop technology, services and products that will open new market opportunities. Most of these efforts will center on our commitment to the WAP standard. Some examples of new software technology and product development currently underway are:



     - Software tools to enable instant send and receive paging. We are currently developing software tools to enable instant send-and-receive paging for WAP-enabled devices. We plan to license these products to carriers supporting WAP environments and to companies building WAP applications. Our products are being developed to work with the current generation of WAP software and should result in a more complete solution for those building WAP applications that require (a) time critical delivery of data to the wireless user, (b) confirmed delivery of critical information to a mobile user, or (c) a two-way response from the wireless device.



     - Wireless Portals. We plan to work with major Internet portals to extend their Internet portal technology to wireless users. As part of this project, we are creating a number of tools and Web portal extensions that create wireless products for their users. In the future, visitors to their Internet portal will be able to request that specific information from the portal be made available to them at their wireless device. We anticipate both subscriber fee and transaction revenue sharing opportunities from this development work.



     - In-Vehicle Personal Computers. We are working with one of the world's largest automotive electronics companies to wirelessly enable leading edge, in-vehicle personal computers. We are providing Web-based e-mail, user content, such as weather, traffic conditions and travel assistance, and a bandwidth efficient wireless interface to each vehicle equipped with an in-vehicle personal computer. This company is also relying on us for significant back office functions, including billing of their customers and customer care. We expect our relationship with this vendor will expand to include us as an aftermarket systems integrator for commercial fleet management companies that want to utilize the in-vehicle personal computers in their vehicles. The product, co-developed by us and this automotive electronics firm, debuted at the Consumer Electronics Show in Las Vegas in January of this year. Release of the product is expected later this year. We are in discussions with

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       several other major vendors of in-vehicle personal computers at this time and we expect to focus on this as a vertical market for our products and services,



     - Corporate E-mail. We are currently working on a suite of e-mail functionalities that will include both Web-based e-mail capability and secure, corporate e-mail capability with encrypted access to corporate Microsoft Exchange and Lotus Note Mail servers. Advanced features and functionality includes selective filtering, rerouting of messages when coverage is not available, and consolidation of multiple mailboxes.



  Generate Near Term Revenues from Early Custom Projects.



     We have produced a number of software technologies and products that are currently in their final stages of testing prior to general release. In addition, some custom development work done for specific companies is approaching its deployment stage. We plan to leverage these existing technologies and products into additional revenue opportunities to drive our growth in 2000.



  Expand Our Direct Sales Channel and Marketing Activities.



     We are investing in the expansion of our direct sales organization to improve our ability to take our products and services directly to market. This expanded capability will enable us to establish a presence with major U.S. users of wireless technology and to sell not only today's products and services, but also our new products and services as they become available. As this capability matures, our ability to drive revenue growth should improve. We plan to begin using a variety of traditional marketing approaches to create awareness of Vast and generate new business leads. We intend to actively participate in trade shows, deploy cost-effective Web marketing, and advertise to gain visibility and generate sales leads.



  Continue to Develop Strategic Relationships.



     We intend to expand the marketing and distribution of our products and services by leveraging strategic relationships with key enterprise software providers, e-commerce companies, carriers and device manufacturers. We will continue to leverage our existing strategic relationships with Siebel and Computer Associates, and will add other relationships that support our strategy. Our relationships with leading enterprise application providers will allow us to leverage their sales forces and installed bases of customers to identify prospects and market a targeted wireless solution. Other strategic relationships will be chosen to speed our time to market, enhance our positioning and further improve the acceptance of our products and services in the marketplace.



PRODUCTS, SERVICES AND TECHNOLOGY



  Core Technology and Architecture -- Viaduct.



     Viaduct is the software architecture and technology that is the foundation of most of our wireless data solutions. Viaduct addresses many of the challenges of building robust, scalable wireless applications in a way that protects against the impact of technological change. Viaduct manages wireless network and device dependencies, providing a single, standard interface. Viaduct is a "tool kit" that provides software modules that solve many of the common problems of creating wireless applications. Among the functions performed by Viaduct are:



     - Interfaces to multiple external wireless and wired networks;



     - Protocol support for most of the commonly used standards, such as WAP and HTTP;



     - Subscriber profiles and management;



     - Security services;



     - Carrier management and billing;



     - Device traffic management, such as message transformation services and multiple device rendering;


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


     - Message services, such as text-to-voice; and



     - Wireless desktop services, such as e-mail.



     Viaduct has several underlying characteristics that differentiate it from other software architectures and technologies:



     - Open architecture. Viaduct is based on industry and de facto standards. It also includes a suite of tools that allows users to rapidly create new services, applications and Web interfaces that build on Viaduct capabilities.



     - Scalability. Viaduct is built on TIBCO's message broker and publish and subscribe engine, a software engine tailored to process and distribute a very high volume of transactions between applications.



     - Flexibility. Viaduct is built to accommodate new technologies and devices as they become available. We expect this feature to enable our customers to take advantage of technological advancements with minimal impact on their development costs.



     - Integrated solution. The modules within Viaduct work together easily with customer written software modules to provide an integrated solution. The architecture of the solution makes it easy to create adapters that interface one application module with another and provide a common communications message format. Based on the TIBCO software, Viaduct provides an "applications bus" that can link together many components of a solution in a robust, highly scalable fashion.



  Elements of a Wireless Solution.


                                [GRAPHIC IMAGE]


  Mobile Resource Management Products.



     Our mobile resource management products are software technologies that facilitate building wireless applications that integrate mobile resources, including people, processes and assets, with corporate data

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networks. These applications include wireless user interaction with enterprise software packages and support for the tracking and monitoring of mobile resources and processes. These technologies are:



     Volley. Volley is software technology that we developed to facilitate the interface between enterprise software packages and wireless devices. The Volley technology consists of two major components:



     - Enterprise Application Adapter: This is software that resides on the Viaduct server that understands how to interface with an enterprise software application's database and does so in a way that is secure and auditable. The Enterprise Application Adapter processes transaction requests from the wireless user and performs the appropriate action in the enterprise application database.



     - Enterprise Application Client: This is software that resides on the wireless device that allows the user to query and update the application database, receive information and alerts, and respond. Today, for many devices, the Enterprise Application Client runs directly on each device and must be customized to support the device's specific characteristics, like screen size. In the future, devices that support the WAP micro-browser will eliminate the need for some, although not all, client programming.



     We have created versions of Volley that implement Enterprise Application Adapters and Enterprise Application Clients for Siebel Sales Enterprise, Siebel Field Service and Computer Associates' Unicenter enterprise software applications. The Volley framework can also be used as a toolkit for implementing solutions for other enterprise software packages or for legacy applications used by our customers.



     TelePath. Our TelePath technology brings together global positioning response system technology, motion sensing devices and wireless connectivity with tracking software to create low-cost solutions for monitoring remote processes and tracking remote assets. Using our technology, our customers are able to monitor and track machines and equipment that cannot be easily monitored with a wired connection.



  WAP-Enabling Software Products.



     Our WAP-enabling software products are tools designed to facilitate the development of wireless products or services by others. Today, the principal product in this area is ContentLink. We expect to add other products in this area in the coming year.



     ContentLink. Our ContentLink software products provide tools to help create and operate WAP-based information delivery portals. While today's solutions leverage existing wireless data networks and devices, the future will be predominantly WAP-based. A "WAP portal" will consolidate information from a variety of standard and corporate resources for easy presentation to the mobile user. The WAP portal will augment standard Internet portals with subscriber-specific knowledge that facilitates delivery of information desired by the mobile users in the format appropriate for their wireless device. We are working with carriers, e-commerce companies and device manufacturers to help them develop and deliver wireless information service applications using WAP protocols. Among the functions addressed by ContentLink are:



     - Parsing of Internet content feeds for targeted dissemination to the wireless user;



     - Compression of content and graphics for bandwidth-efficient delivery; and



     - Support for location-specific and user-pattern specific wireless information delivery.



     ContentLink and our services can help our customers to provide "private-labeled" information services that allow users to access Internet information and services from wireless devices. We create a bandwidth efficient wireless interface that offers integrated e-mail capabilities and an integrated private-labeled Web environment that supports user-configuration of the wireless services.



  Advanced Paging Software Products.



     Our advanced paging products are packaged software products that, when bundled with a wireless paging device such as a WAP-enabled Palm personal digital assistant, RIM 950 or PageWriter 2000, provide important message and information delivery to mobile users on an economical basis. Our paging products include:



     AirSource(R). AirSource(R) is our software product that simplifies the transmission of e-mail messages from a Windows-based personal computer to paging devices. AirSource is distributed by major paging companies and carriers, such as AT&T, Sprint Corporation, and Vodafone AirTouch plc.



     MarketTrax. MarketTrax is a financial information delivery and management product, developed in conjunction with the Chicago Board of Trade, that allows traders to monitor a portfolio of financial instruments, and to receive real-time data from most exchanges, including the Chicago Board of Trade and the Chicago Mercantile Exchange. MarketTrax functionality includes alarms to notify users of significant movement in their portfolios, and performance graphs.



KEY ALLIANCES AND STRATEGIC RELATIONSHIPS



  Computer Associates.



     We are working with Computer Associates to develop a wireless interface to their Unicenter systems management software product. This relationship enables us to offer a remote interface to Unicenter that allows Unicenter users to be wirelessly notified of a system alert, to take action from a menu of typical responses, monitor the status of the result, and notify all parties involved of the outcome. For example, a facility that runs jobs overnight or over weekend periods in which minimum onsite staff is available, can have off-duty staff notified of job failure and can often restart the job remotely using wireless devices. Using our remote systems management product, a version of Volley, companies that operate large data centers can improve their responsiveness and customer satisfaction.



  Critical Path.



     We are working with Critical Path to provide users of Viaduct with easy access to Web mail from their wireless device. This relationship, together with our corporate e-mail services, enables us to offer a complete, tightly integrated wireless e-mail solution for any of our customer solutions.



  Siebel Systems.



     We are working with Siebel Systems to develop wireless applications for Siebel's enterprise software solutions. This relationship enables us to provide a wireless interface to Siebel's Field Service and Sales Force Automation packages that offers customers the ability to interact with these applications from their wireless devices. Siebel engineers and our engineers have worked together to optimize software performance and we have begun to co-market and co-sell to Siebel's installed base of customers, as well as to new customers.



  TIBCO Software.



     We have utilized TIBCO's software to develop our Viaduct technology. TIBCO is the leading software provider for real time, event driven data communication. Their software is used extensively by the Nasdaq National Market to conduct billions of transactions. We are also working with TIBCO to bring wireless capabilities to several customers and prospects. TIBCO's typical customers purchase its software to integrate the customer's various enterprise systems together on a real-time basis. For example, a company may use TIBCO to interface Siebel's sales software with its accounting software.



SALES AND MARKETING



     All of our products are marketed through a direct sales force comprised of 12 people located in 5 major business centers in the United States. Our sales people target major corporate customers, generally the top 1,000 U.S. companies, as measured by sales, to sell our products and services for their mobile employees, their remote assets or their customers.

     We identify prospects primarily through cooperative marketing with our strategic partners. We have also begun independent marketing efforts to increase the visibility of the Vast name and solution and to generate sales leads within our targeted markets.



     Our advanced paging products are packaged software products that are marketed directly through Internet-based Web marketing and indirectly through the sales and marketing organizations of network carriers. In addition, our direct sales force seeks to include these products in a larger, more comprehensive solution for direct customers.



CUSTOMER SUPPORT



     We maintain a customer support center in Los Angeles, California, that offers support to match the needs of our customers. We offer customers a number of support options, including:



     - "800" number user support;



     - Optional extended hours, 24x7 on-call user support;



     - Web-based support tailored to each customer's solution;



     - Device provisioning, including device acquisition, software loading and testing;



     - Extended warranty; and



     - Software maintenance.



     We also provide user training on our standard products and customized training programs on customer-specific solutions at our facilities in Dallas, Texas, or onsite at a customer's premises.



COMPETITION



     The emerging wireless data market in which we compete is intensely competitive and is characterized by evolving technology and industry standards. We compete in this emerging market and it is difficult to assess the full extent of our competition. There are many small companies that are building capabilities to deliver wireless data services, as well as many larger ones that are increasingly focused on this market. In many cases, we will have opportunities to partner with some of these companies and in others we will be direct competitors.



     We assess potential competitors based primarily on their management, functionality, and range of services, the security and scalability of their architecture, and their customer base, geographic focus and capitalization.



     We believe that our competitors and potential competitors fall into three general categories:



     - Wireless data services providers and software companies such as Wireless Knowledge, a joint venture between Microsoft Corporation and QUALCOMM Incorporated, Aether Systems, Inc., Go America, Inc., InfoSpace.com, Inc., Phone.com, Inc., AvantGo, Inc., Nettech Systems Inc., Dynamic Mobile Data, Mobimagic Co., a newly formed joint venture between Microsoft and NTT Mobile Communications Network, Inc., Spyglass, Inc. and 724 Solutions Inc.



     - Traditional Systems Integrators such as Andersen Consulting LLP, Electronic Data Systems Corp. and Cablevision Systems Corporation.



     - Wireless network carriers, such as AT&T Wireless Group, Cellco Partnership d/b/a Bell Atlantic Mobile, Sprint PCS Group, Nextel Communications, Inc., Vodafone AirTouch, Omnipoint Corporation, Metricom, Inc., BellSouth, MCI Worldcom and WebLink Wireless.



     Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.



INTELLECTUAL PROPERTY RIGHTS



     We rely on a combination of copyright, trademark, service mark, trade secret laws and contractual restrictions to establish and protect the proprietary rights in our services. PageNet holds a preliminary patent application on the architecture for message processing and routing used in our Viaduct technology. PageNet has agreed to transfer this patent application to us at the closing of the Arch merger, subject to the approval of PageNet's lenders under its domestic credit facility. Such approvals have not yet been obtained and there can be no assurance that they will be obtained. In addition, we may need the consent of the bankruptcy court to legally transfer this patent application.



     We own one federal trademark, Airsource(R), and have applications for federal registration in several other trademarks.



     We rely on technologies that we license from third parties, including Viaduct software currently licensed by PageNet from TIBCO, as well as third-party software contained in administrative systems operated by PageNet. TIBCO has agreed in principle to the assignment of a portion of PageNet's license to us. We will also rely on data feeds and related software from Reuters and other information content aggregators. Other third-party technology licenses may not continue to be available to us on commercially attractive terms. The loss of the ability to use such technology could require us to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on our business, financial condition or results of operations.



     Third parties could claim infringement by us with respect to current or future services. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time consuming, result in costly litigation, cause service installation delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, financial condition or results of operations.


GOVERNMENTAL REGULATION


     We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. The wireless network carriers we contract with to provide airtime are subject to regulation by the Federal Communications Commission. Changes in Federal Communications Commission regulations could affect the availability of wireless coverage these carriers are willing or able to sell to us. We could also be adversely affected by developments in regulations that govern or may in the future govern the Internet, the allocation of radio frequencies or the placement of cellular towers. Also, changes in these regulations could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on our business, financial condition or results of operations.


     We currently do not collect sales or other taxes with respect to the sales of services or products in states and countries where we believe we are not required to do so. We do collect sales and other taxes in the states where we have offices and believe we are required by law to do so. One or more jurisdictions have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on our products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on our business, financial condition or results of operations.

     Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have an adverse effect on our business.

FACILITIES


     Our principal offices cover 24,606 square feet in an office complex located in Addison, Texas. Under the current lease, which commenced on May 10, 1999 and expires on May 31, 2004, we pay an annual base rent of $516,726. We have the right to extend the term of the lease for up to an additional 60 months. We have the right of first refusal on additional space in the building. Although this facility is adequate for our current needs, we expect that we will need additional space in the future.



     In addition to our offices in Addison, we rent office space in the Los Angeles area. Our current office is 11,381 square feet. We pay an annual base rent of $261,926 and the lease will expire in March 2007.


EMPLOYEES


     As of May 4, 2000, our workforce was comprised of 86 full-time employees. We also utilize the services of 23 independent contractors through relationships with various third parties. None of our employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good.


LEGAL PROCEEDINGS

     We are not currently subject to any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND SOLE DIRECTOR

     The following table describes our executive officers and our current sole director. We will add additional members to our board of directors before completion of the Arch merger, some of whom may be members of PageNet's existing board of directors. Although Vast was incorporated in Delaware in December 1999, our operations continue the activities of PageNet's wireless solutions division and the relevant experience of many of our executive officers includes the management of those operations.


                   NAME                       AGE                         POSITION
                   ----                       ---                         --------
John P. Frazee, Jr. ......................     55    Chairman of the Board and Chief Executive Officer
Mark A. Knickrehm.........................     37    President and Chief Operating Officer
Julian B. Castelli........................     32    Acting Chief Financial Officer
Steve Leggett.............................     51    Senior Vice President-Sales
Christopher C. Sanders....................     47    Senior Vice President-Marketing
William G. Scott..........................     43    Chief Technology Officer



     John P. Frazee, Jr., has been our Chairman of the Board and Chief Executive Officer since December 1999. He has been a Director of PageNet since 1995 and has served as Chairman of the Board of Directors and Chief Executive Officer of PageNet since June 1999. From August 1997 through June 1999, Mr. Frazee served as Chairman of the Board, President and Chief Executive Officer of PageNet. Mr. Frazee was a private investor from August 1993 to August 1997 and served as President and Chief Operating Officer of Sprint Corporation from March 1993 to August 1993. Prior to that time, Mr. Frazee had been Chairman and Chief Executive Officer of Centel Corporation, a telecommunications company, from April 1988 to January 1993. Mr. Frazee also serves as a director of Security Capital Group, Inc., Dean Foods Company, Homestead Village Incorporated and Cabot Microelectronics, Inc.


     Mark A. Knickrehm has been our President and Chief Operating Officer since December 1999 and served in a similar capacity for the wireless solutions operations of PageNet from June 1999 through December 1999. He served as Executive Vice President and Chief Financial Officer for PageNet from February 1998 through June 1999. Prior to that time, Mr. Knickrehm was employed by McKinsey & Company, an international consulting firm, from 1989 to February 1998, serving as a Partner since 1995.

     Julian B. Castelli has been our acting Chief Financial Officer since December 1999. He has served as Senior Vice President and Chief Financial Officer of PageNet since June 1999. Mr. Castelli served as Vice President and Treasurer of PageNet from July 1998 to June 1999. Prior to joining PageNet, Mr. Castelli was employed by McKinsey & Company, an international consulting firm, from August 1995 to July 1998, serving as Engagement Manager from June 1997. Mr. Castelli served in the Corporate Finance Department of Goldman, Sachs & Co. as an analyst from 1990 to 1993.


     Steve Leggett has been our Senior Vice President-Sales since December 1999 and served in a similar capacity for the wireless solutions operations of PageNet from September 1999 through December 1999. From January 1995 to July 1999, he served in various sales positions with Platinum Technology, Inc., a software consulting firm, serving most recently as Senior Vice President, Northeast Region. Prior to that time, Mr. Leggett was Executive Vice President of Marketing and Sales for the Meta Group, an information technology analytical and consulting firm.


     Christopher C. Sanders has been our Senior Vice President-Marketing since December 1999. From January 1999 to December 1999, Mr. Sanders served as a Principal of Neteligence, an Internet-related consulting firm. From September 1997 to January 1999, he served as Senior Vice President of Merant, Inc., formerly known as Micro Focus, Inc., a software vendor of enterprise applications. From 1995 to September 1997, he served as Vice President of Platinum Technology, Inc., a software vendor. Prior to that, Mr. Sanders served as Vice President and General Manager of Locus Computing Corporation, a software developer.

     William G. Scott has been our Chief Technology Officer since December 1999 and served in a similar capacity for the wireless solutions operations of PageNet from June 1999 through December 1999. He served as Senior Vice President-Systems and Technology for PageNet from February 1997 through June 1999 and as Vice President-Systems and Technology for PageNet from December 1995 to February 1997. Before that, Mr. Scott served as President of Lion Software, Inc. from 1993 to 1995.

BOARD COMMITTEES


     We plan to establish an audit committee and a compensation committee. The audit committee will review our internal accounting procedures and consider and report to our board of directors on other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee will be composed solely of directors who are not our employees or affiliated with our management. The compensation committee will review and recommend to our board of directors the salaries, benefits and stock option grants of all employees, consultants, directors and other individuals we compensate. The compensation committee will also administer our stock option and other employee benefits plans. Our board of directors may from time to time establish other committees.


EXECUTIVE COMPENSATION

     The following table summarizes all compensation paid to our Chief Executive Officer and other executive officers whose total annual salary and bonus during the period they were dedicated to the activities of Vast or PageNet's wireless solutions division exceeded $100,000 for the fiscal year ended December 31, 1999. These persons are referred to in this prospectus as the named executive officers.


                                                                                              LONG-TERM
                                                                                            COMPENSATION
                                                                                               AWARDS
               NAME AND                                                                 ---------------------
              PRINCIPAL                                             OTHER ANNUAL        SECURITIES UNDERLYING
               POSITION                    SALARY      BONUS     COMPENSATION (5)($)         OPTIONS (#)
              ---------                   --------    -------    -------------------    ---------------------
John P. Frazee, Jr. (1)...............          --         --              --                      --
  Chairman and Chief
  Executive Officer
Mark A. Knickrehm (2).................    $164,423         --          $2,169                      --
  President and Chief
  Operating Officer
Scott D. Grimes (3)...................     199,680         --           5,316(6)               30,000(8)
  Senior Vice President-
  Business Development
William G. Scott (4)..................     112,500         --           2,776(7)                   --
  Chief Technology Officer


---------------
(1) Mr. Frazee, who serves as Chairman and Chief Executive Officer of PageNet, did not receive any compensation on account of serving as Chairman and Chief Executive Officer of Vast, positions he was elected to hold in December 1999.


(2) Represents compensation from June 1999. This amount is included in, and is not in addition to, the $299,038 disclosed in the PageNet prospectus as total 1999 salary received by Mr. Knickrehm from PageNet.



(3) Represents compensation from January 1999. Mr. Grimes resigned as Senior Vice President-Business Development in February 2000.



(4) Represents compensation from June 1999. This amount is included in, and is not in addition to, the $213,462 disclosed in the PageNet prospectus as total 1999 salary received by Mr. Scott from PageNet.



(5) Except where noted, represents premiums paid under Executive Long Term Disability Plan.

(6) Includes a matching contribution of $5,000 to Mr. Grimes' 401(k) plan.



(7) Includes a matching contribution of $1,714 to Mr. Scott's 401(k) plan.



(8) Options represent options to purchase PageNet common stock.


2000 LONG TERM STOCK INCENTIVE PLAN


     Our board of directors has adopted our 2000 Long Term Stock Incentive Plan. Under our incentive plan, we may grant stock options, stock appreciation rights, shares of common stock and performance units to our employees and consultants. The total number of shares of our Class A common stock that we may award under our incentive plan is 5,000,000 shares, which may be adjusted in some cases. The shares may be newly issued shares or shares purchased in the open market or in private transactions. We anticipate granting options to acquire shares of our Class A common stock only.



     Our compensation committee will administer our incentive plan. Prior to the creation of our compensation committee, our incentive plan will be administered by PageNet's compensation committee. Our incentive plan essentially gives the compensation committee sole discretion and authority to:



     - select those employees and consultants to whom awards will be made;



     - designate the number of shares covered by each award;



     - establish vesting schedules and terms of each award;



     - specify all other terms of awards; and



     - interpret the plan.



     Options awarded under our incentive plan may be either incentive stock options or nonqualified stock options. Incentive stock options are intended to satisfy the requirements of Section 422 of the Internal Revenue Code, while nonqualified stock options are not. We may grant stock appreciation rights in connection with options, or as freestanding awards. If a participant exercises an option, he or she will surrender the related stock appreciation right. At a minimum, the exercise price of an option or stock appreciation right must be at least 100% of the fair market value of a share of Class A common stock on the date on which we grant the option or stock appreciation right. Options and stock appreciation rights will be exercisable and will expire in accordance with the terms set by the compensation committee. Under our incentive plan, all options and stock appreciation rights must expire within ten years after they are granted. If a stock appreciation right is issued in connection with an option, the stock appreciation right will expire when the related option expires. Special rules and limitations apply to stock options which are intended to be incentive stock options. Our compensation committee also may impose restrictions on shares of our common stock that are issued upon the exercise of options and stock appreciation rights under our incentive plan.



     Under our incentive plan, our compensation committee may grant common stock awards to participants. During the period that a stock award is subject to restrictions or limitations, the participants may receive dividend rights awards relating to the shares.



     Our compensation committee may award plan participants performance units which entitle them to receive value for the units at the end of a performance period, if and to the extent the award so provides. Our compensation committee will establish the number of units and the performance measures and periods at the time it makes an award.



     All awards under our incentive plan will accelerate and become fully vested if a change in control, as defined under our incentive plan, of Vast occurs.



     On February 16, 2000, our board of directors authorized an initial grant of options to acquire a total of 1,180,000 shares of our common stock, at an exercise price of $1.60 per share. Option grants were made to certain of our named executive officers and 84 other employees. Our board of directors also agreed to grant additional options to acquire an aggregate total of 320,000 shares of our Class A common stock to the same employees on or before the date of an underwritten public offering of shares of our Class A common stock with an aggregate value of $25 million or more. All option grants authorized by our board of directors were approved by PageNet's compensation committee.



     Prior to completion of the Arch merger, we may grant additional options to purchase shares of our Class A common stock to other employees or to the initial members of the Vast board of directors. These option grants will be reviewed and authorized by PageNet's compensation committee.



     Our incentive plan also contains an optional employee stock purchase plan component. We do not intend to implement this purchase plan until such time as our Class A common stock is listed on a securities exchange or quoted on Nasdaq.



STOCK OPTION GRANTS IN LAST FISCAL YEAR


     Some of our employees received grants of options to purchase PageNet common stock during 1999 at a time when they were primarily involved in Vast activities. The following table summarizes all such option grants to the named executive officers for the year ended December 31, 1999.

                                                            % OF TOTAL
                                            NUMBER OF        OPTIONS
                                              SHARES        GRANTED TO                                  PRESENT
                                            UNDERLYING      EMPLOYEES                                    VALUE
                                             OPTIONS            IN          EXERCISE    EXPIRATION      ON DATE
                  NAME                       GRANTED      FISCAL YEAR(1)     PRICE         DATE       OF GRANT(2)
                  ----                      ----------    --------------    --------    ----------    -----------
Scott D. Grimes.........................      30,000          0.74%          $6.125      01/20/09      $142,200

---------------
(1) As a percent of options granted to all PageNet employees in fiscal year.


(2) The determination of the present value of this option to purchase PageNet common stock on the date of the grant was based on the Black-Scholes pricing model. The estimated value under the Black-Scholes model was based on standard assumptions as to variables in the model such as stock price volatility, projected future dividend yield and interest rates. In addition, the estimated value was discounted for potential forfeiture due to vesting schedules. The estimated Black-Scholes value was based on the following key variables: volatility -- 67.05%; dividend yield -- 0%; risk-free interest rate -- yield to maturity of 10-year treasury note at grant date -- 4.745%.

                     ARRANGEMENTS BETWEEN VAST AND PAGENET


     Since our inception, there have been significant transactions between us and PageNet involving services such as information technology support, management services, accounting, marketing, customer service and order fulfillment. See Note 3 to the Notes to Financial Statements. For purposes of governing the on-going relationships between us and PageNet, we and PageNet have or will enter into the following agreements.



LICENSE AGREEMENT



     On May 11, 2000, we entered into a license agreement with PageNet. Pursuant to the terms of the license agreement, PageNet granted to us an exclusive, except as to PageNet, non-transferable license to use all of PageNet's software, trademarks, tradenames and other intellectual property which is, or may be, used by us in our business. In addition, PageNet granted to us an exclusive, except as to PageNet, non-transferable sublicense to use all of the software and related intellectual property licensed to PageNet by any third party and which is used by us in our business. The license and sublicense are granted royalty free for so long as we remain a wholly owned subsidiary of PageNet. The license agreement will terminate on the earlier to occur of:



     - the effective date of fully executed intercompany agreements between PageNet and us with respect to the intellectual property licensed under this agreement;



     - the close of the Arch merger and the Vast distribution; or



     - as to any specific software sublicensed from a third-party provider, our entering into a new software license agreement with such third-party provider.



SEPARATION AGREEMENT



     On or prior to the Arch merger, we will enter into a separation agreement with PageNet pursuant to which PageNet will agree to transfer and assign to us all of the assets used in our business on or prior to the closing of the Arch merger. Under the terms of the agreement, PageNet will also agree to cancel the promissory note in the amount of $30 million owed by us to PageNet, along with all of our other intercompany payables due to PageNet. Each party will also agree to provide, or cause to be provided, to the other party, at any time before or after the closing date of the transfer of assets and as soon as reasonably practicable after written request therefor, any information in its possession or under its control that the requesting party reasonably needs:



     - to comply with reporting, disclosure, filing or other requirements imposed upon the requesting party, including under applicable securities or tax laws, by a governmental authority having jurisdiction over the requesting party;



     - for use in any judicial, regulatory, administrative, tax or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, tax or other similar requirements; or



     - to comply with its obligations under this agreement or any of the agreements described below,



provided, however, that if either party determines that the provision of information could be commercially detrimental, violate any law or agreement, or waive any attorney-client privilege, the parties will take reasonable measures to permit compliance in a manner that avoids the harm or consequence.



TAX ALLOCATION AGREEMENT



     Since our inception, Vast has also been included in the filing of consolidated federal income tax returns filed by PageNet as the common parent of a consolidated group consisting of Vast and other various subsidiaries. In light of the separation of Vast and PageNet, which will result in Vast no longer being included in PageNet's consolidated return, we and PageNet will enter into a tax allocation agreement in which PageNet will indemnify and hold harmless Vast against any and all liability for any federal, state, and local taxes, including interest and penalties, for which Vast may be held liable pursuant to any law, attributable to periods through and including the distribution date of Class B common stock of Vast to shareholders and creditors of PageNet. Under such agreement, PageNet will be entitled to the benefits of any net operating losses or other tax attributes generated by Vast while a member of the consolidated group that are absorbed by PageNet in any taxable year prior to and including the taxable year of the distribution of Class B common stock of Vast to shareholders and creditors of PageNet. After the date of such distribution, Vast will be responsible for its own taxes and may also benefit from any net operating loss or other tax attribute it has. In the event of a dispute with any governmental authority concerning tax liability issues, PageNet and Vast agree to cooperate by furnishing to the other party all records and documents and to make personnel available for testimony they may be necessary or helpful with the negotiation or settlement of such dispute.



ADMINISTRATIVE SERVICES AGREEMENT



     On or prior to the Arch merger, we will enter into an administrative services agreement with PageNet with a term of ninety (90) days, pursuant to which PageNet will provide us with certain administrative services. The services to be provided are:



     - after hours monitoring of the National Operations Center, at the rate of $500 per month;



     - human resources services, including stock option plan and 401(k) plan administration, at the rate of $75 per hour; and



     - corporate purchasing services, charged at the actual cost of our purchases.



     We will be able to cancel any or all of these services at any time by providing not less than thirty (30) days prior written notice and specifying the service or services to be canceled and the requested termination date(s).



TECHNOLOGY SERVICES AGREEMENT



     On or prior to the Arch merger, we will enter into a two year agreement to provide PageNet with various technology services. The technology services that we will provide to PageNet are:



     - Viaduct services, including access through our Viaduct for advanced messaging services such as text to voice, text to fax, and 10 digit look up and for which, beginning July 1, 2000, we will guarantee a monthly uptime rate of 99.9% on each separate service component of our Viaduct;



     - IPS Viaduct services, including connectivity for PageNet to the BellSouth Mobitex network;



     - Web services, including web site development;



     - Customer Support for PageNet customers, including unlimited calls from PageNet to our Call Center or Technical Center, at no charges, and the ability to transfer or refer PageNet customers directly to us for customer support, at the rate of $15.00 per call; and



     - Software sublicensing, including providing PageNet with the right to use and sublicense our alpha paging application software to PageNet's customers on a private label basis.



     PageNet will be able to terminate this agreement (1) as to the IPS Viaduct services, at any time on not less than one hundred eighty (180) days notice in the event that the agreement between PageNet and BellSouth for the resale of IPS services by PageNet is terminated or is amended in a manner that would impact PageNet's decision to use the IPS Viaduct services; and (2) upon not less than sixty (60) days notice if we fail to meet the Viaduct uptime rate for two consecutive months.



RESELLER AGREEMENT



     On or prior to the Arch merger, we will enter into PageNet's standard form reseller agreement in order to enable us to resell airtime on PageNet's paging network to our customers. The reseller agreement has a one year term, which is automatically extended, unless either party terminates the agreement upon not less than sixty (60) days notice to the other.



FACILITY ACCESS AGREEMENT



     On or prior to the Arch merger, we will enter into a two year agreement to allow us maintain our current level of equipment and employees at some of PageNet's facilities. PageNet will continue to grant to us the same level of access to these facilities as we have on the date of the Vast distribution. PageNet will use reasonable efforts to provide us with additional space at these facilities upon our request. We will be charged rent and expenses, including maintenance and operations, each month, in advance, in an amount equal to our pro-rata portion of the total square footage of each facility, multiplied by an applicable lease rate. Under this agreement, we will have access to:



     - PageNet's Technical Center of Excellence, located in Plano, Texas;



     - PageNet's Southern Technical Operation Center, located in Richardson, Texas;



     - PageNet's Central Region headquarters office, located in Oakbrook Terrace, Illinois; and



     - PageNet's Manhattan office, located in New York, New York.



     We may terminate this agreement with respect to any or all of the facilities at any time upon not less than sixty (60) days notice to PageNet.



                             PRINCIPAL STOCKHOLDERS



     As of the date of this prospectus, PageNet owns all 3,900,000 outstanding shares of our Class A common stock and all 16,100,000 outstanding shares of our Class B common stock. Following the exchange by PageNet of 13,780,000 shares of our Class B common stock and 616,830,757 shares of PageNet common stock for up to $1.2 billion of PageNet's senior subordinated indebtedness and the distribution by PageNet of the remaining 2,320,000 shares of our Class B common stock to its stockholders immediately prior to the merger of PageNet into a subsidiary of Arch, PageNet will own no shares of our Class B common stock. After the merger, Arch will indirectly own all of the outstanding shares of our Class A common stock, which will constitute 19.5% of our outstanding common stock.



     The address of PageNet is 14911 Quorum Drive, Dallas, Texas 75240. The address of Arch is 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581.



     We are not aware of any person who will beneficially own more than 5% of the outstanding shares of our Class B common stock after the merger. However, we believe that the anticipated private equity transaction may result in third parties becoming owners of greater than 5% of our stock. However, it is not possible to determine the resulting ownership positions until the terms of the private equity transaction have been agreed upon with the potential third-party investors.

                        SECURITY OWNERSHIP OF MANAGEMENT


OWNERSHIP OF VAST COMMON STOCK



     The following table sets forth information with respect to the expected beneficial ownership of our Class B common stock by each of our directors, by each of our named executive officers and by all directors and executive officers as a group based on their ownership as of April 25, 2000 of PageNet common stock. Except as indicated in the footnotes to the table, the persons named in the table will have sole voting and investment power with respect to all shares of Class B common stock beneficially owned by them. None of our directors or executive officers beneficially own any shares of our Class A common stock.



                                                                SHARES OF CLASS B
                                                                   COMMON STOCK
NAME                                                            BENEFICIALLY OWNED    PERCENT OF CLASS
----                                                            ------------------    ----------------
John P. Frazee, Jr. ........................................          2,741                  *
Mark A. Knickrehm...........................................             --                  *
Scott D. Grimes.............................................             --                  *
William G. Scott............................................            176                  *
All directors and executive officers as a group (6
  persons)..................................................          2,966                  *


---------------
 *  Represents less than 1%

OWNERSHIP OF PAGENET COMMON STOCK


     The following table sets forth information as of April 25, 2000 with respect to the beneficial ownership of PageNet common stock by each of our directors, each of our named executive officers and by all of our directors and executive officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of PageNet common stock beneficially owned by then. The number of shares beneficially owned includes shares covered by options that are vested and exercisable as of April 25, 2000 or within 60 days of such date.



                                                                  SHARES OF
                                                                 COMMON STOCK
NAME                                                          BENEFICIALLY OWNED    PERCENT OF CLASS
----                                                          ------------------    ----------------
John P. Frazee, Jr. ........................................       952,760(1)           *
Mark A. Knickrehm...........................................       246,000(2)           *
Scott D. Grimes.............................................        62,000(3)           *
William G. Scott............................................       113,368(4)           *
All directors and executive officers as a group (6
  persons)..................................................     1,443,328(5)             1.4%


---------------
 *  Represents less than 1%


(1) Includes 829,600 shares subject to options.



(2) Includes 246,000 shares subject to options.


(3) Includes 62,000 shares subject to options.

(4) Includes 105,464 shares subject to options.


(5) Includes 1,310,064 shares subject to options.

                       DESCRIPTION OF VAST CAPITAL STOCK

     The following description summarizes some of the general terms and provisions of our capital stock and our certificate of incorporation and bylaws. This description is not complete and you should refer to our certificate of incorporation and bylaws and to Delaware law for more information.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     Our authorized capital stock consists of 50,000,000 shares of Class A common stock, par value $0.01 per share, 50,000,000 shares of Class B common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Immediately following the Arch merger, 3,900,000 shares of our Class A common stock and 16,100,000 shares of our Class B common stock will be outstanding. All of the Class A common stock will be indirectly owned by Arch. No shares of our preferred stock are currently outstanding.


COMMON STOCK

  Voting Rights

     The holders of Class A common stock and Class B common stock generally have identical voting rights, with each holder entitled to one vote for each share of common stock owned. Generally, matters to be voted on by stockholders, including amendments to the certificate of incorporation, must be approved by a majority vote of the holders of our common stock, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. However, a majority vote of the affected class, voting separately, is also necessary for amendments of the certificate of incorporation that would adversely affect the rights of the Class A common stock or the Class B common stock. Any amendment to the certificate of incorporation to increase the authorized shares of any class of our capital stock requires the approval only of a majority of the votes entitled to be cast by the holders of our common stock voting together as a single class.

     Holders of shares of our common stock may not cumulate their votes in the election of directors. In cumulative voting, a stockholder has a number of votes equal to the number to which his stockholdings would entitle him, multiplied by the number of directors being elected. A stockholder can then vote all of those votes in favor of one or more directors. This improves a minority stockholder's ability to influence the election of specific directors.

  Dividends

     All holders of our common stock will share equally on a per share basis in any dividend declared by the board of directors, subject to any rights of any outstanding preferred stock to receive dividends. If the board declares a stock dividend, stockholders of each class of common stock must receive shares of the class of stock they already hold. Additionally, all common stockholders must receive the same number of dividend shares on a per share basis.

     We may not reclassify, subdivide or combine shares of either class of common stock without simultaneously doing the same to shares of the other class.

  Redemption

     We may not redeem the Class A common stock.

     We have the option to redeem the Class B common stock, in whole or in part, at any time following the sale by us of additional shares of Class A common stock, or any shares of our capital stock that are convertible into shares of Class A common stock, other than sales pursuant to employee benefit plans. The redemption price for the Class B common stock will be equal to the sale price of the Class A common stock, net of any discounts or commissions, or the price at which such capital stock may be converted into Class A common stock. The number of shares of Class B common stock which may be redeemed at any time is limited to the maximum number that we can redeem at the applicable redemption price using the proceeds from the sale of the Class A common stock or the capital stock that is convertible into Class A common stock. In the case of a redemption of less than all of the Class B common stock, we will redeem the then outstanding shares of Class B common stock on a pro rata basis.


     In order to exercise our optional redemption right with respect to the Class B common stock, we must send a redemption notice to holders not more than 15 business days following the sale of shares of Class A common stock or the capital stock that is convertible into Class A common stock. Such notice will include the redemption date, which may not be more than 60 days or less than 30 days from the date the notice is sent, and the applicable redemption price.


     We intend to use all or a portion of the proceeds from any sale of equity securities by us after the Arch merger to redeem shares of our Class B common stock.


  Conversion

     Holders of Class A common stock may not convert their shares into any other securities.

     Each share of Class B common stock will automatically convert into one share of Class A common stock upon the earlier of (i) the second anniversary of the completion of the Arch merger or (ii) one year following the completion of an underwritten public offering of common stock by us in which the net proceeds of the offering exceeds $25 million.

  Other Rights

     If we merge or consolidate with another corporation and shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, all holders of our common stock, regardless of class, will be entitled to receive the same kind and amount of payment for their shares. This requirement can be waived by a majority vote of each class of holders of our common stock.

     If we are liquidated, dissolved or wound up, after full payment of required amounts to preferred stockholders, if any, all holders of our common stock, regardless of class, will receive the same amount per share of any assets distributed to common stock holders.

     No shares of either class of common stock have any right to purchase additional shares of common stock or other securities of ours.

     All outstanding shares of our common stock, including all shares of common stock issued in the distribution and the exchange offer, are or will be, when issued, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors can issue shares of our preferred stock, in one or more series, without stockholder approval. For each series of our preferred stock, our board of directors can determine the powers, preferences, rights, qualifications, limitations and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares in the series. As a result, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights which may adversely affect the voting or other rights of holders of our common stock. In addition, the issuance of preferred stock may delay or prevent a transaction which would cause a change in our control, because the rights given to the holders of a series of preferred stock may prohibit a merger, reorganization, sale of all or substantially all of our assets, liquidation or other extraordinary corporate transaction.

CLASSIFIED BOARD OF DIRECTORS


     Our certificate of incorporation will provide that our board of directors may establish the number of our directors, provided that we must have at least three directors and may not have more than 15. We intend to increase the size of our board of directors to approximately seven directors before the closing of the Arch merger. A majority of the remaining directors may fill any vacancy in our board of directors, including a vacancy resulting from an increase in the size of our board of directors. Our certificate of incorporation divides our board of directors into three classes of directors, with approximately one-third of our directors serving in each class. As the term of each class expires, the directors elected to that class will hold office for three years, unless they die or resign or are removed before that time. As a result, at least two annual meetings of stockholders, instead of one, will generally be required to change a majority of our directors. Also, our stockholders can only remove directors for cause by the affirmative vote of the holders of 66 2/3% or more of the outstanding shares of capital stock entitled to vote in the election of directors.

     We believe that our classified board of directors and the inability of our stockholders to remove directors without cause or to fill vacancies on our board of directors will help ensure the continuity and stability of our business strategy and policies from year to year. However, it also makes the removal of incumbent directors more time-consuming and difficult. This may discourage third parties from attempting to obtain control of our company, even if the change in control would be in the best interests of our stockholders.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND BUSINESS PROPOSALS

     We have adopted advance notice provisions in our bylaws which require our stockholders to present their nominations for directors or other business proposals for our annual meeting within a specified time frame. In general, stockholders must deliver their notice of nominations or business proposals to our Secretary not less than 60 days nor more than 90 days before the first anniversary of the prior year's annual meeting of stockholders. Any nominations must include all information relating to the nominated person which is required to be disclosed in proxy statements under the Securities Act. Any business proposals must include:

     - a brief description of the business proposal;

     - the reason for conducting that business at the annual meeting;

     - any material interest of the proposing stockholder in that business; and

     - the name, address and number of shares owned by the proposing stockholder.

     These requirements make the election of new directors not nominated by our board of directors more time-consuming and difficult, which may discourage third parties from attempting to obtain control of our company, even if the change in control would be in the best interests of our stockholders.

SPECIAL MEETINGS

     Our certificate of incorporation and our bylaws provide that only the chairman of the board or the board of directors may call special meetings of stockholders and stockholders may not call special meetings. In addition, our certificate of incorporation and our bylaws provide that stockholders may only act at an annual or special meeting of stockholders and not by written consent. No business other than that stated in the notice of such meeting may be transacted at any special meeting.

AMENDMENT OF BYLAWS AND CERTIFICATE OF INCORPORATION

     Our certificate of incorporation requires the approval of 66 2/3% or more of the outstanding shares of capital stock entitled to vote to amend our bylaws or the provisions of our certificate of incorporation relating to the classification and composition of our board of directors, stockholder action by written consent and the right to call special meetings of stockholders. This requirement may discourage third parties from attempting to obtain control of our company.

DELAWARE BUSINESS COMBINATION STATUTE


     We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction which would cause a change in our control. In addition, our certificate of incorporation contains some provisions which may delay or prevent this type of transaction, even if our stockholders consider the transaction to be in their best interests.

     After the merger, we will be subject to Delaware's anti-takeover laws. Delaware law prohibits a publicly held corporation from engaging in a "business combination" with an "interested stockholder" for three years after the stockholder becomes an interested stockholder, unless the corporation's board of directors and stockholders approve the business combination in a prescribed manner. Generally, an "interested stockholder" is a person who directly or indirectly owns 15% or more of the corporation's outstanding voting stock. A "business combination" includes a merger, asset sale or other transaction which results in a financial benefit to the interested stockholder. Delaware law does not prohibit these business combinations if:

          (1) the corporation's board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder, before the stockholder becomes an interested stockholder;

          (2) after the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation's outstanding stock; or

          (3) the corporation's board approves the business combination and the holders of at least two-thirds of the corporation's outstanding voting stock which the interested stockholder does not own, authorize the business combination.

     Although following the Arch merger Arch will indirectly own all of the Class A common stock, which will constitute approximately 19.5% of all of our outstanding common stock, Arch will not be an "interested stockholder."

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for:

          (1) any breach of the director's duty of loyalty to us or our stockholders;

          (2) misconduct or a knowing violation of law;

          (3) liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

          (4) any transaction from which the director derives an improper personal benefit;

     Our certificate of incorporation and bylaws require us to indemnify and advance expenses to our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also permit us to indemnify and advance expenses to our employees and agents if our board of directors approves it.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock is           . Its
address is           .

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the exchange offer with PageNet noteholders, and the distribution to PageNet stockholders, we will have 3,900,000 million shares of Class A common stock and 16,100,000 million shares of Class B common stock outstanding, without taking into account any outstanding options or options which may be granted in the future. Of these shares, the shares of Class B common stock offered by this prospectus will be freely tradeable without restriction or further registration under the Securities Act of 1933, unless they are held by persons deemed to be "affiliates" of Vast as that term is defined in Rule 144 under the Securities Act of 1933. Shares acquired by our affiliates may generally be sold in compliance with the requirements of Rule 144.



     Although the shares of Class B common stock held by persons who are not our affiliates will be freely tradeable under the Securities Act of 1933, we do not intend to apply for listing of our Class B common stock on any securities exchange, or for quotation through any quotation system. Accordingly, a liquid trading market for the Class B common stock is not likely to develop. See "Risk Factors -- A liquid trading market for our Class B common stock likely will not develop and the market price of our Class B common stock could be adversely affected."



     The 3,900,000 million shares of Class A common stock that will be owned indirectly by Arch will be "restricted" securities within the meaning of Rule 144 under the Securities Act of 1933 and may not be sold in the absence of registration under the Securities Act or unless an exemption from registration is available, including the exemption contained in Rule 144 under the Securities Act of 1933.


     In general, under Rule 144, a stockholder who has owned Class A or Class B common stock for at least one year may, within any three-month period, sell up to the greater of:

     - 1% of the total number of shares of the applicable class of common stock then outstanding; and

     - the average weekly trading volume of the applicable class of common stock on the national securities exchange and/or automated quotation system on which the common stock is traded during the four weeks before the person files a notice on Form 144 of that sale.

     Sales of shares under Rule 144 are also subject to manner of sale and notice requirements and requirements as to the availability of current public information about us. Under Rule 144, a stockholder who has not been an affiliate of Vast for at least 90 days and who has beneficially owned shares of common stock for at least two years may sell those shares without complying with the volume limitations or other requirements of Rule 144.


     At the closing of the merger, options to purchase approximately 1,180,000 shares of our Class A common stock will be outstanding. After the merger, we plan to file a registration statement on Form S-8 under the Securities Act covering the 5,000,000 shares of Class A common stock which are reserved for issuance under our long term stock incentive plan. This registration statement will become effective automatically upon filing. Shares of Class A common stock registered under this registration statement will be available for sale in the open market, subject to vesting restrictions. Any sales of these shares will be subject to the volume limitations of Rule 144 described above if sold by affiliates.



     Prior to the exchange offer and distribution, there has been no market for our Class B common stock, and no precise predictions can be made of the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the possibility of those sales, may have an adverse effect on the market price of our common stock and may make it more difficult for us to raise capital by issuing additional common stock. See "Risk Factors -- Availability of significant amounts of common stock for sale by former PageNet securityholders could adversely affect the price of your Class B common stock and sales by us of additional shares of common stock would dilute your ownership interest."

                                 LEGAL MATTERS

     The validity of the shares of Class B common stock being offered hereby will be passed upon for us by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS


     The financial statements of Vast Solutions, Inc. as of December 31, 1998 and December 31, 1999, and for the period September 1, 1998 (inception) through December 31, 1998, the year ended December 31, 1999, and the period September 1, 1998 (inception) through December 31, 1999, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains explanatory paragraphs describing the conditions that raise substantial doubt about the ability of Vast Solutions, Inc. to continue as a going concern as described in Note 1 to the financial statements and the dependence of Vast on PageNet for certain activities and assets necessary for the operation of its business) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


     The financial statements of Silverlake Communications, Inc. as of December 31, 1997 and December 9, 1998, and for the year ended December 31, 1997 and the period January 1, 1998 through December 9, 1998, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class B common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our Class B common stock offered by this prospectus, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. A copy of the registration statement may be inspected without charge at the Securities and Exchange Commission's public reference facilities in Washington, D.C., New York, New York or Chicago, Illinois. You may also copy any document we file with the Securities and Exchange Commission at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Vast, that file electronically with the Securities and Exchange Commission.

                         INDEX TO FINANCIAL STATEMENTS

VAST SOLUTIONS, INC.


Report of Independent Auditors..............................     F-2
Balance Sheets as of December 31, 1998 and December 31,
  1999......................................................     F-3
Statements of Operations for the period September 1, 1998
  (inception) through December 31, 1998, the year ended
  December 31, 1999, and the period September 1, 1998
  (inception) through December 31, 1999.....................     F-4
Statements of Stockholder's Deficit for the period September
  1, 1998 (inception) through December 31, 1998, the year
  ended December 31, 1999, and the period September 1, 1998
  (inception) through December 31, 1999.....................     F-5
Statements of Cash Flows for the period September 1, 1998
  (inception) through December 31, 1998 and the year ended
  December 31, 1999.........................................     F-6
Notes to Financial Statements...............................     F-7


SILVERLAKE COMMUNICATIONS, INC.


Report of Independent Auditors..............................    F-16
Balance Sheets as of December 9, 1998 and December 31,
  1997......................................................    F-17
Statements of Operations for the year ended December 31,
  1997 and the period ended December 9, 1998................    F-18
Statements of Stockholders' Equity for the year ended
  December 31, 1997 and the period ended December 9, 1998...    F-19
Statements of Cash Flows for the year ended December 31,
  1997 and the period ended December 9, 1998................    F-20
Notes to Financial Statements...............................    F-21

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Vast Solutions, Inc.


     We have audited the accompanying balance sheets of Vast Solutions, Inc. (the Company), a company in the development stage and a wholly-owned subsidiary of Paging Network, Inc., (PageNet) as of December 31, 1998 and December 31, 1999, and the related statements of operations, stockholder's deficit, and cash flows for the period September 1, 1998 (inception) through December 31, 1998, the year ended December 31, 1999 and the period September 1, 1998 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vast Solutions, Inc. as of December 31, 1998 and December 31, 1999, and the results of its operations and its cash flows for the period September 1, 1998 (inception) through December 31, 1998, the year ended December 31, 1999, and the period September 1, 1998 (inception) through December 31, 1999 in conformity with generally accepted accounting principles.



     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has accumulated losses of $38.9 million since its inception and has negative working capital of $41.1 million as of December 31, 1999. As more fully described in Note 1, the Company may not have sufficient liquidity to meet its obligations or fund its operations through the second quarter of 2000. The Company currently does not have any available borrowing facilities and does not anticipate any additional financing from its parent company, PageNet. Furthermore, the financial position of its parent company makes it difficult for the Company to obtain separate debt or equity financing prior to the planned spinoff of the Company by its parent as part of a larger transaction, the completion of which is subject to various approvals and consents and not expected to occur until the second or third quarter of 2000. These events raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.



     As described in Notes 1 and 3, the Company is a wholly-owned subsidiary of PageNet and is dependent upon PageNet for financing, management and other activities necessary for the operation of its business. In addition, the Company is dependent upon PageNet for certain licenses, hardware and other assets necessary for the conduct of its business, and PageNet will require approval from the creditors to transfer these assets. The financial position, results of operations, and cash flows presented in the financial statements referred to above are not necessarily indicative of the financial position, results of operations and cash flows of the Company for the periods referred to above had it not been a wholly owned subsidiary of PageNet.



                                                   /s/ ERNST & YOUNG LLP


Dallas, Texas
May 3, 2000

                              VAST SOLUTIONS, INC.

                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                 BALANCE SHEETS


                                                                DECEMBER 31,    DECEMBER 31,
                                                                    1998            1999
                                                                ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................     $   42,706     $ 10,111,451
  Accounts receivable.......................................        108,688          282,141
  Accounts receivable from PageNet..........................         56,232           58,551
  Prepaid expenses and other current assets.................         12,484           42,896
                                                                 ----------     ------------
Total current assets........................................        220,110       10,495,039
Property and equipment:
  Computer equipment........................................        100,006        1,279,129
  Furniture and fixtures....................................         21,970          622,632
  Leasehold improvements....................................             --          193,843
  Other property and equipment..............................             --          100,194
  Accumulated depreciation..................................         (9,487)        (661,837)
                                                                 ----------     ------------
Total property and equipment................................        112,489        1,533,961
Other non-current assets:
  Goodwill..................................................      1,135,039        1,135,039
  Software development costs................................        727,600          727,600
  Other intangible assets...................................        217,500          217,500
  Accumulated amortization..................................        (57,053)        (585,436)
                                                                 ----------     ------------
Total other non-current assets..............................      2,023,086        1,494,703
                                                                 ----------     ------------
Total assets................................................     $2,355,685     $ 13,523,703
                                                                 ==========     ============

LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
  Accounts payable..........................................     $    2,113     $    162,555
  Accrued compensation......................................             --           95,019
  Other accrued liabilities.................................         15,085          786,277
  Amounts due PageNet.......................................      6,302,220       20,293,452
  Deferred revenue..........................................             --          301,707
  Note payable to PageNet...................................             --       30,000,000
                                                                 ----------     ------------
Total current liabilities...................................      6,319,418       51,639,010
Commitments and contingencies

Stockholder's deficit:
  Preferred stock ($.01 par value; 25,000,000 shares
     authorized; no shares issued or outstanding)...........             --               --
  Common stock ($.01 par value; 50,000,000 shares
     authorized; 20,000,000 shares issued and
     outstanding)...........................................        200,000          200,000
  Paid-in capital...........................................             --          594,000
  Deficit accumulated during the development stage..........     (4,163,733)     (38,909,307)
                                                                 ----------     ------------
Total stockholder's deficit.................................     (3,963,733)     (38,115,307)
                                                                 ----------     ------------
Total liabilities and stockholder's deficit.................     $2,355,685     $ 13,523,703
                                                                 ==========     ============


The accompanying notes are an integral part of these financial statements.

                              VAST SOLUTIONS, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                            STATEMENTS OF OPERATIONS


                                                                                   CUMULATIVE FROM
                                                  SEPTEMBER 1                     SEPTEMBER 1, 1998
                                                  (INCEPTION)                        (INCEPTION)
                                                    THROUGH        YEAR ENDED          THROUGH
                                                  DECEMBER 31,    DECEMBER 31,      DECEMBER 31,
                                                      1998            1999              1999
                                                  ------------    ------------    -----------------
Revenues:
  External customers..........................    $    43,563     $  1,031,874      $  1,075,437
  PageNet.....................................         46,472           81,973           128,445
                                                  -----------     ------------      ------------
Total revenues................................         90,035        1,113,847         1,203,882
Operating costs and expenses:
  Costs of revenues...........................         23,963        1,307,229         1,331,192
  Selling, general and administrative
     expenses.................................      2,204,673       15,777,021        17,981,694
  Research and development activities.........        340,013        3,295,479         3,635,492
  Allocated research and overhead expenses....      1,442,000       13,612,879        15,054,879
  Purchased in-process research and
     development..............................        152,500               --           152,500
                                                  -----------     ------------      ------------
Total operating costs and expenses............      4,163,149       33,992,608        38,155,757
                                                  -----------     ------------      ------------
Loss from operations..........................     (4,073,114)     (32,878,761)      (36,951,875)
Other income (expense):
  Interest expense on amounts due PageNet.....        (90,621)      (2,006,394)       (2,097,015)
  Other income (expense)......................              2          139,581           139,583
                                                  -----------     ------------      ------------
Net loss......................................    $(4,163,733)    $(34,745,574)      (38,909,307)
                                                  ===========     ============      ============
Loss per common share -- basic and diluted....    $     (0.21)    $      (1.74)
                                                  ===========     ============
Weighted averaged number of common shares
  outstanding.................................     20,000,000       20,000,000
                                                  ===========     ============


The accompanying notes are an integral part of these financial statements.

                              VAST SOLUTIONS, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                      STATEMENTS OF STOCKHOLDER'S DEFICIT


                                                                         DEFICIT
                                                                       ACCUMULATED
                                                                        DURING THE         TOTAL
                                         COMMON         PAID-IN        DEVELOPMENT     STOCKHOLDER'S
                                         STOCK          CAPITAL           STAGE           DEFICIT
                                        --------    ---------------    ------------    -------------
Balance at September 1, 1998
  (inception).........................  $200,000       $     --        $         --    $    200,000
  Net loss............................        --             --          (4,163,733)     (4,163,733)
                                        --------       --------        ------------    ------------

Balance at December 31, 1998..........   200,000             --          (4,163,733)     (3,963,733)
Capital contribution from PageNet --
  imputed interest on note payable....        --        594,000                  --         594,000
  Net loss............................        --             --         (34,745,574)    (34,745,574)
                                        --------       --------        ------------    ------------
Balance at December 31, 1999..........  $200,000       $594,000        $(38,909,307)   $(38,115,307)
                                        ========       ========        ============    ============


The accompanying notes are an integral part of these financial statements.

                              VAST SOLUTIONS, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                            STATEMENTS OF CASH FLOWS


                                                  SEPTEMBER 1                      CUMULATIVE FROM
                                                  (INCEPTION)         YEAR        SEPTEMBER 1, 1998
                                                    THROUGH          ENDED           (INCEPTION)
                                                  DECEMBER 31,    DECEMBER 31,         THROUGH
                                                      1998            1999        DECEMBER 31, 1999
                                                  ------------    ------------    -----------------
OPERATING ACTIVITIES:
Net loss......................................    $(4,163,733)    $(34,745,574)     $(38,909,307)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation................................          9,487          587,695           597,182
  Amortization................................         57,053          528,383           585,436
  Provision for doubtful accounts.............             --           25,000            25,000
  Purchased in-process research and
     development..............................        152,500               --           152,500
  Changes in operating assets and liabilities:
     Accounts receivable......................        (68,934)        (200,772)         (269,706)
     Prepaid expenses and other current
       assets.................................          2,037          (30,412)          (28,375)
     Accounts payable and accrued
       liabilities............................        (28,745)       1,026,653           997,908
     Deferred revenue.........................             --          301,707           301,707
                                                  -----------     ------------      ------------
Net cash used in operating activities.........     (4,040,335)     (32,507,320)      (36,547,655)
INVESTING ACTIVITIES:
Capital expenditures..........................        (79,291)      (2,009,167)       (2,088,458)
Acquisition of Silverlake Communications,
  Inc., net of cash acquired..................     (2,339,888)              --        (2,339,888)
                                                  -----------     ------------      ------------
Net cash used in investing activities.........     (2,419,179)      (2,009,167)       (4,428,346)
FINANCING ACTIVITIES:
Paid-in Capital...............................                         594,000           594,000
Proceeds from note payable to PageNet.........             --       30,000,000        30,000,000
Increase in amounts due to PageNet............      6,502,220       13,991,232        20,493,452
                                                  -----------     ------------      ------------
Net cash provided by financing activities.....      6,502,220       44,585,232        51,087,452
                                                  -----------     ------------      ------------
Net increase in cash and cash equivalents.....         42,706       10,068,745        10,111,451
Cash and cash equivalents at beginning of
  period......................................             --           42,706                --
                                                  -----------     ------------      ------------
Cash and cash equivalents at end of period....    $    42,706     $ 10,111,451      $ 10,111,451
                                                  ===========     ============      ============
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest during the period......    $    90,621     $  1,412,394      $  1,503,015
Cash paid for taxes during the period.........             --               --                --


The accompanying notes are an integral part of these financial statements.

                              VAST SOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.   THE COMPANY AND BASIS OF PRESENTATION


     Vast Solutions, Inc. (the Company) was formed in September 1998 by its parent company, Paging Network, Inc. (PageNet), to develop three principal businesses: (1) wireless information services, (2) customized wireless solutions for business customers, and (3) wireless Internet gateway services. The Company initially operated as a division of PageNet and had no separate legal status or existence. On December 9, 1998, PageNet acquired Silverlake Communications, Inc. (Silverlake) for a total purchase price of approximately $2.4 million, comprised of cash consideration of $1.75 million and 100,000 shares of common stock of PageNet (the Acquisition). The Acquisition, additional terms of which are discussed in
     Note 4, was carried out by PageNet to provide additional in-house software development capabilities for the Company. On June 22, 1999, PageNet publicly announced the organization of the Company as an operating unit to be known as Vast Solutions to focus on the emerging market for wireless information services. PageNet further announced that the Company would include several parts of PageNet's then current organization; however, the Company continued to operate as a division of PageNet following the June 1999 announcement. During the third quarter of 1999, PageNet determined that the optimal structure for the Company would be for its operations to be combined with those of Silverlake, which had remained a separate subsidiary of PageNet following the Acquisition, as the activities of Silverlake related directly to the operations of the Company. On September 13, 1999, the board of directors of PageNet authorized (i.) a capital investment in the form of a promissory note, of $30 million in Silverlake, and (ii.) the operation of the activities of the Company within Silverlake. On December 29, 1999, Silverlake merged into a wholly-owned subsidiary of Silverlake, Vast Solutions, Inc., primarily to change the Company's state of incorporation from California to Delaware.



     On November 8, 1999, PageNet and Arch Communications Group, Inc. (Arch) announced a merger agreement under which the common stock and public indebtedness of PageNet will be exchanged for Arch common stock (the Arch-PageNet Merger). Under the terms of the Arch-PageNet Merger, holders of PageNet's public indebtedness will receive up to a 68.9% direct interest in the Company, while holders of PageNet's common stock will receive up to a 11.6% direct interest (the Vast Distribution). The remaining 19.5% interest will be held by Arch following the Arch-PageNet Merger. The Company will account for the Vast Distribution on a historical cost carryover basis. Consummation of the Arch-PageNet Merger is subject to the approval of the stockholders of Arch and PageNet, completion of a recapitalization of Arch and PageNet, customary regulatory review, and certain third-party consents. Arch and PageNet anticipate the Arch-PageNet Merger will be completed during the second or third quarter of 2000.



     In May 2000, the Company entered into a royalty free licensing arrangement with PageNet for the exclusive rights to certain hardware, proprietary software technology and licensed software technology which together comprise the Company's Viaduct while the Company remains a wholly owned subsidiary of PageNet. In order to convey these assets to the Company simultaneously with the Vast Distribution, PageNet will be required to obtain approval from its creditors. There are no assurances such approval will be obtained.


     The Company is in the development stage, and, since inception, has been engaged primarily in product research and development and developing markets for its products and services. The Company has had minimal revenues from operations and in the course of its start-up activities has sustained significant operating losses. The Company does not expect to generate significant revenues until such time as it successfully completes its development and marketing activities. Subsequent to the Acquisition, the Company's revenues have been derived primarily from the sale of software from

     Silverlake's Airsource suite of products. However, the Company's primary operations in the future will be comprised of the following integrated wireless solutions:


     - Viaduct. The Company will provide solutions enabled through its expandable software platform (Viaduct), which allows the Company to deliver data services across multiple network technologies. Through the Viaduct, the Company will provide a single, transparent bridge between the Internet and corporate data networks and wireless devices, managing the complexities associated with wireless networks, protocols, and data management. The Company's Viaduct technology consists of network servers running proprietary software. The Viaduct manages the differences between individual networks and devices, providing a single, standard interface to the corporate enterprise. The Viaduct adapts and translates data transmissions for many wireless network protocols, formats the transmissions for particular user devices and optimizes the data in a bandwidth efficient manner for transmission over a wireless network. The Viaduct also facilitates wireless extensions of corporate e-mail applications and the delivery of personalized wireless content, such as news and sports.


     - Wireless Software System Design and Development. The Company is designing and developing software to allow corporations and enterprise application providers to extend Internet and corporate enterprise applications to most available wireless devices. The Company will develop, implement, support, and manage wireless software applications for use on multiple device platforms.

     - Wireless Device Development and Integration. The Company is designing and developing custom wireless devices for unique telemetry applications that connect a business to its remote assets, such as vending machines, automobiles and storage tanks. These devices are integrated with commercially available wireless modems designed for the appropriate network technology.

     - Internet-based Provisioning and Customer Support. The Company will offer a privately branded web-portal that allows users to order wireless devices and contact customer support over the Internet. This web-based support model includes credit card billing, e-mail customer support, on-line training and software downloads. The Company also will operate a customer support center to manage all operational components of their wireless solution including distribution, coverage, billing and technical support.


     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has accumulated losses of $38.9 million since its inception and has negative working capital of $41.1 million as of December 31, 1999. As of December 31, 1999, the Company had approximately $10.1 million in cash, which the Company believes is sufficient to meet its obligations through the second quarter of 2000. However, the Company may not have sufficient liquidity to meet its obligations or fund its development and operating activities through the end of the third quarter of 2000. The Company is currently involved in discussions with third parties regarding potential private equity investments in the Company, which, if consummated, the Company would expect to close simultaneously with the Vast Distribution. However, there can be no assurance that the Company's efforts to obtain such an equity investment will prove successful or that the Company will have adequate liquidity to meet its obligations through the date of the Vast Distribution. Furthermore, the Company does not anticipate additional financing from PageNet, which is currently precluded by the terms of its public indebtedness from further borrowings under its domestic credit facility. PageNet is also currently exploring certain strategic and financing alternatives to ensure its continued liquidity through the consummation of the Arch-PageNet Merger. If such efforts of PageNet prove untimely or unsuccessful, or if the Arch-PageNet Merger is not completed, PageNet may be required to reduce the level of its operations and/or file for protection under Chapter 11 of the United States Bankruptcy Code to restructure its obligations. These events would preclude any further investments in the Company by PageNet and negatively impact the Company's operations. The possibility of the occurrence of these events also makes it more difficult for the Company to obtain separate debt or equity financing prior to the Vast Distribution. These events raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL

     The accompanying financial statements have been prepared using PageNet's historical basis in the assets and liabilities of the Company. The financial statements reflect the results of operations, financial condition and cash flows of the Company as a component of PageNet and may not be indicative of the Company's results of operations and financial position as a separate, stand-alone entity. Management believes the accompanying financial statements include a reasonable allocation of administrative costs, which are described in Note 3, incurred by PageNet on behalf of the Company.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     REVENUE RECOGNITION

     Revenues since the Company's inception have been derived primarily from the sale of Airsource software licenses. The Company has also generated revenues from sales of wireless communication devices; however, revenues from such sales have been insignificant since the Company's inception.


     Revenue for software sales is recognized in accordance with the provisions of American Institute of Certified Public Accountants' Statement of Position (SOP) 97-2, Software Revenue Recognition. Under SOP 97-2, software sales are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required, and collection is considered probable by management. The Company provides free telephone customer and technical support and software upgrades on its Airsource software products as an accommodation to purchasers of these products as a means of fostering customer satisfaction. The majority of such services are provided during the first 30 days of ownership of the Company's products. The costs associated with these services, which are insignificant in relation to product sales value, are accrued. Maintenance revenue on sales of wireless devices and related software is recognized over the term of the maintenance contract.



     Sales of wireless communication devices are recognized upon delivery to the customer. Revenue for custom development services is recognized as services are performed and after obtaining an executed contract from the customer. Revenue for development services which have deliverables which are subject to customer acceptance is recognized as services are performed if management believes it is probable that development work will be completed to customer specification set forth in the development arrangement and acceptance by the customer is considered to be probable. Revenue for custom development services for which management believes there is uncertainty regarding customer acceptance is recognized when the services have been completed and acceptance has been obtained from the customer. Custom development revenues derived from fixed-fee contracts are recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. The percentage-of-completion method is used when acceptance is considered to be probable and the Company has a reasonable basis to estimate costs to complete. Anticipated contract losses are recognized when they can be estimated. Revenue for time-and-materials contracts is recognized as services are performed.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents consists primarily of depository and money market accounts.

     PROPERTY AND EQUIPMENT

     Property and equipment is stated at original cost less accumulated depreciation. Property and equipment transferred from PageNet is recorded at PageNet's net book value on the date of the transfer. Expenditures for normal maintenance and repairs are charged to expense as incurred.

     Depreciation of property and equipment is computed using the straight-line method over the estimated lives of the assets which range from five to seven years. Property and equipment transferred from PageNet is depreciated over the remainder of its original estimated useful life.

     INTANGIBLE ASSETS

     All intangible assets were recorded upon the acquisition of Silverlake by the Company in December 1998. The acquisition of Silverlake is discussed in
     Note 4. Intangible assets are amortized on a straight-line basis over the following lives:

    Goodwill..............................................    5 years
    Software development costs............................    3 years
    Other intangible assets...............................    3 years

     Other intangible assets consist of the value of Silverlake's trademarks and workforce as of the date of the Acquisition.

     DEFERRED REVENUE

     Deferred revenue represents amounts billed to customers under terms specified in consulting, software licensing, and maintenance contracts for which completion of contractual terms or delivery of the software has not occurred.

     RESEARCH AND DEVELOPMENT COSTS

     Research and product development costs, which are not subject to Statement of Financial Accounting Standards No. 86, Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed, are expensed as incurred and relate mainly to the development of new products and the ongoing maintenance of existing products. Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the point at which the product is available for general release to customers. Since the Company's inception, the establishment of technological feasibility of the Company's products and general release of such software have substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant and, therefore, the Company has historically expensed all software development costs.

     EMPLOYEE STOCK OPTIONS

     The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No compensation expense was recognized for any period presented for stock option grants since the exercise price of PageNet's stock option grants to personnel of the Company was equal to the fair market value of the underlying stock on the date of grant.

3.   RELATED PARTY TRANSACTIONS

     As a result of its relationship with PageNet and its affiliates, the Company has extensive related party transactions. These transactions have been recognized on a basis determined by the parties, which may not be representative of the terms the Company might have negotiated with third parties.

     Revenues from PageNet consist of sales of software from the Company's Airsource product line to PageNet. Sales to PageNet are typically made on terms and conditions similar to those of transactions with non-affiliates.


     Research and overhead expenses are charged to the Company by PageNet for information technology support, management services, and accounting, marketing, customer service and order fulfillment. Amounts allocated for information technology support included services such as research and development activities, maintenance of the Viaduct and other technology used by us. The amounts are allocated on the same proportion of Vast's direct expenses to PageNet's direct expenses applied to the technology cost centers. Amounts allocated for accounting services are based on the number of Vast departments as a percent of PageNet total departments. Amounts allocated to us for management services include charges for executive functions, human resources, legal services, purchasing, treasury and other administrative functions. The human resource costs are allocated based on Vast's headcount as a percent of total PageNet headcount. The executive functions and legal services are based on an estimated portion of their time spent on Vast business. The remaining expenses are allocated based on the same proportion of Vast's direct expenses to PageNet's direct expenses applied to those cost centers. The marketing and customer service expense are allocated on the same proportion of Vast's direct expenses to PageNet's direct expenses applied to those cost centers. The order fulfillment expenses are allocated based on a percent of square footage used by Vast as a percent of the total. Management of PageNet and the Company believe such amounts are a reasonable allocation of the costs incurred by PageNet on behalf of the Company. However, such amounts may not be indicative of the costs the Company would incur if such services were performed internally or obtained from an independent third party.


     Expenses charged to the Company by PageNet are as follows:


                                                                    SEPTEMBER 1
                                                                    (INCEPTION)         YEAR
                                                                      THROUGH           ENDED
                                                                    DECEMBER 31,    DECEMBER 31,
                                                                        1998            1999
                                                                    ------------    -------------
    Information technology support..............................     $  115,000      $ 6,319,000
    Accounting services.........................................        184,000        4,040,000
    Management services.........................................      1,071,000        1,510,000
    Marketing...................................................         27,000          656,000
    Order fulfillment...........................................             --          572,000
    Customer support............................................         45,000          516,000
                                                                     ----------      -----------
                                                                     $1,442,000      $13,613,000
                                                                     ==========      ===========



     In connection with the Vast Distribution, the Company will enter into various agreements with PageNet and Arch for certain of the services described above. The Company is currently negotiating the terms of these agreements with PageNet and Arch and it is currently not practical to determine the related expense as if the Company was operating on a stand-alone basis. Certain of the services currently provided by PageNet will be performed by the Company or obtained from third parties following the Vast Distribution.



     Through the first quarter of 2000, PageNet funded certain disbursements on behalf of the Company, with a corresponding increase in amounts due PageNet. In addition, amounts due PageNet are immediately credited or charged upon the recording of certain transactions, including the recognition of certain sales to PageNet and the payment of certain expenses by PageNet on behalf of the

     Company. Accordingly, no receivables or payables for these transactions are reflected on the Company's balance sheet. For purposes of the statement of cash flows, amounts paid by PageNet on behalf of the Company and expenses allocated to the Company by PageNet are presented as cash used in operating or investing activities and changes in the amount due PageNet are presented as financing activities. To the extent that PageNet has provided funds to the Company and paid expenses on behalf of the Company in excess of the amounts transferred to PageNet, the Company is charged interest at the rate PageNet pays under its domestic credit facility. The weighted average interest rate on the amounts due PageNet, which is reset monthly, was 7.59% and 7.60% during the period September 1, 1998 (inception) through December 31, 1998, and the year ended December 31, 1999, respectively. This arrangement resulted in interest expense that may not be representative of what the Company would have paid if it were not affiliated with PageNet.



     On September 30, 1999, the Company borrowed $30.0 million from PageNet under a promissory note agreement between PageNet and the Company (the PageNet Note). The PageNet Note is due on demand by PageNet, has no stated maturity, and does not bear interest. For financial reporting purposes, interest expense will be recognized by the Company on the PageNet Note based on the interest rate PageNet pays under its domestic credit facility, which was the source of the funds loaned to the Company by PageNet, with a corresponding increase to stockholder's net investment. As the PageNet Note is payable on demand by PageNet, it has been classified as a current liability in the accompanying balance sheet as of December 31, 1999.


4.   SILVERLAKE ACQUISITION


     On December 9, 1998, PageNet completed the acquisition of all the outstanding stock of Silverlake for a total purchase price of $2.4 million, comprised of cash consideration of $1.75 million and 100,000 shares of common stock of PageNet (the Acquisition). The Acquisition of Silverlake was accounted for as a purchase. The Company has not provided pro forma information as if Silverlake had been acquired on September 1, 1998, due to the insignificance of Silverlake to the total operations of the Company for the period September 1, 1998 to December 31, 1998.


     The purchase price has been allocated to the assets and liabilities acquired based upon their fair values at the date of acquisition, as follows:

    Consideration:
      Cash......................................................    $1,750,000
      Common stock of PageNet...................................       612,500
      Acquisition costs.........................................        18,000
                                                                    ----------
              Total consideration...............................    $2,380,500
                                                                    ==========
    Assets acquired and liabilities assumed:
      Cash......................................................    $   40,612
      Accounts receivable.......................................        95,986
      Prepaid expenses and other assets.........................        14,521
      Property and equipment....................................        42,685
      Developed technology......................................       727,600
      Goodwill..................................................     1,135,039
      Other intangible assets...................................       217,500
      Accounts payable..........................................       (11,225)
      Accrued liabilities.......................................       (34,718)
                                                                    ----------
    Total assets acquired and liabilities assumed...............     2,228,000
      In-process research and development costs.................       152,500
                                                                    ----------
    Total.......................................................    $2,380,500
                                                                    ==========

     In connection with the acquisition of Silverlake, the Company recorded a charge of $152,500 for research and development activities in process at the date of the acquisition. The Company used an independent third-party appraiser to assess and value the in-process research and development. The amount of the Silverlake purchase price allocated to in-process research and development represents the estimated fair market value, based on risk-adjusted cash flows, of the one in-process research project that had not yet reached technological feasibility and for which no alternative future use existed at the date of the acquisition. The value assigned to the purchased in-process research and development was determined by estimating the costs to develop Silverlake's purchased in-process research and development into a commercially viable product, estimating the resulting net cash flows from the project and discounting the net cash flows to their present value.


     The terms of the Acquisition also provided for additional consideration of up to $4.0 million payable at various dates through March 31, 2001, if certain conditions were met. The additional consideration is equal to twenty-five percent of revenues derived from purchasers and licensees of Silverlake's products existing on December 1, 1998 during the six month periods ended June 30, 1999 and December 31, 1999, and fifty percent of such revenues during the six month periods ended June 30, 2000 and December 31, 2000. Any additional consideration due is payable by the Company three months following the end of the respective valuation period. The payment of the additional consideration is contingent upon the continued employment of the former owners of Silverlake. As a result, any consideration due to the former owners of Silverlake is recorded as an expense over the respective valuation period. The Company recorded expense of $173,500 under this arrangement for the additional consideration earned during the year ended December 31, 1999.


5.   CONCENTRATIONS OF RISK


     A significant portion of the Company's revenues consists of licensing software to companies in the U.S. paging industry, which gives rise to a concentration of credit risk in receivables. As of December 31, 1999, amounts receivable from companies in the U.S. paging industry represented approximately 11% of gross accounts receivable from non-affiliates. Revenues from companies in the U.S. paging industry represented approximately 25% of revenues from external customers for the year ended December 31, 1999. The Company performs on-going credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains an allowance for doubtful accounts based on the expected collectability of its accounts receivable. The allowance for doubtful accounts as of December 31, 1998 and December 31, 1999 and write-offs of accounts receivable during 1998 and 1999 were insignificant.


6.   INCOME TAXES

     The Company is included in the consolidated U.S. federal and various state income tax returns of PageNet. Under the terms of PageNet's tax sharing policy, income taxes are allocated to the Company as if the Company was a separate taxable entity. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates.


     For the period September 1, 1998 (inception) through December 31, 1998, and the year ended December 31, 1999, the Company had no provision or benefit for income taxes because the deferred benefit from the operating losses was offset by an increase in the valuation allowance on deferred tax assets of $1.6 million, and $13.4 million, respectively. The income tax provision differed from amounts computed at the federal statutory income tax rate as follows:



                                                                   SEPTEMBER 1
                                                                   (INCEPTION)
                                                                     THROUGH        YEAR ENDED
                                                                   DECEMBER 31,    DECEMBER 31,
                                                                       1998            1999
                                                                   ------------    -------------
    Income tax benefit at the federal statutory rate...........    $(1,457,307)    $(12,160,951)
      Increase in income taxes resulting from:
         Non-recognition of tax benefit of current year
           losses..............................................      1,644,296       13,773,046
         Amortization of intangible assets.....................          6,621           88,130
         Meals and entertainment expenses......................         14,577           37,054
         State income tax provision, net of federal benefit....       (208,187)      (1,737,279)
                                                                   -----------     ------------
    Income tax provision (benefit).............................    $        --     $         --
                                                                   ===========     ============



     Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and December 31, 1999, were as follows:



                                                                   DECEMBER 31,    DECEMBER 31,
                                                                       1998            1999
                                                                   ------------    -------------
    Deferred tax assets:
      Net operating loss carryforwards.........................    $ 1,535,431     $ 14,738,383
      Intangible assets........................................         71,970          151,543
      Deferred revenue.........................................             --          117,665
      Accounts receivable......................................             --            9,750
      Accrued liabilities......................................          7,020            7,020
      Valuation allowance......................................     (1,607,255)     (15,016,431)
                                                                   -----------     ------------
    Total deferred tax assets..................................          7,166            7,930
    Deferred tax liabilities:
      Depreciation.............................................         (7,166)          (7,930)
                                                                   -----------     ------------
    Net deferred tax asset (liability).........................    $        --     $         --
                                                                   ===========     ============



     As of December 31, 1999, the Company has net operating loss carryforwards of approximately $33.9 million available under the terms of PageNet's tax sharing policy. These net operating loss carryforwards expire in 2018 and 2019. There were no significant federal or state income taxes paid or refunded during 1998 or 1999.


     Following the Spinoff, the Company will file separate U.S. federal and state income tax returns. The net operating loss carryforwards retained by the Company following the Spinoff may differ from the amounts presented above.

7.   STOCK OPTIONS

     The Company participates in PageNet's 1991 Stock Option Plan (1991 Plan), whereby officers and key employees of PageNet and its affiliates may be granted incentive stock options and non-statutory options to purchase common stock of PageNet at not less than 100% of the fair market value of PageNet's common stock on the date the options are granted. The 1991 Plan is administered by the Compensation and Management Development Committee of the Board of Directors of PageNet (the Committee). Options granted under the 1991 Plan are non-transferable except by the laws of descent and distribution and are exercisable upon vesting, which occurs in installments as determined by the Committee at the time it grants such options.

     Options to purchase shares of PageNet have been granted to officers and key employees of the Company. Options granted are exercisable at the market value upon grant, become exercisable over one to five years following the date of grant, and expire ten years from the date of grant. As of December 31, 1999, there were approximately 1.4 million outstanding options to purchase shares of PageNet common stock held by officers and key employees of the Company, of which approximately 440,000 were exercisable. These options have exercise prices ranging from $1.03 to $17.13 per share of PageNet common stock, with a total exercise value of approximately $12.0 million. Upon the consummation of the Arch-PageNet Merger, all outstanding options to purchase shares of PageNet common stock, including those held by officers and key employees of the Company, will be converted into options to purchase shares of Arch common stock.



     The Company has adopted the pro forma disclosure features of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). As required by FAS 123, pro forma information regarding net income has been determined as if the Company had accounted for grants of stock options and awards by PageNet to employees of the Company using the fair value method prescribed by FAS 123. For purposes of the pro forma disclosures, the estimated fair market value of the options is amortized to expense over the vesting period. The Company's pro forma net loss for the period September 1, 1998 (inception) through December 31, 1998, and the year ended December 31, 1999 is $4,168,879 and $34,761,012, respectively.


8.   COMMITMENTS AND CONTINGENCIES


     The Company leases office facilities and certain equipment under operating leases for various periods. Leases that expire are generally expected to be renewed or replaced by other leases. Rental expense was $524,753 for the year ended December 31, 1999. Future minimum base rents under terms of non-cancellable operating leases are as follows:



    Year ending December 31:
      2000.................................................    $  755,250
      2001.................................................       813,829
      2002.................................................       817,808
      2003.................................................       827,481
      2004.................................................       498,141
      Thereafter...........................................       614,556
                                                               ----------
              Total........................................    $4,327,065
                                                               ==========

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Silverlake Communications, Inc.

     We have audited the accompanying balance sheets of Silverlake Communications, Inc. (the Company) as of December 31, 1997 and December 9, 1998, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1997, and the period January 1, 1998 through December 9, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silverlake Communications, Inc. as of December 31, 1997 and December 9, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997, and the period January 1, 1998 through December 9, 1998, in conformity with generally accepted accounting principles.

                                                           /s/ ERNST & YOUNG LLP

Dallas, Texas
December 23, 1999

                        SILVERLAKE COMMUNICATIONS, INC.

                                 BALANCE SHEETS

                                                              DECEMBER 31,    DECEMBER 9,
                                                                  1997           1998
                                                              ------------    -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................    $172,513       $ 40,612
  Accounts receivable.......................................      75,580         95,986
  Prepaid expenses and other current assets.................       2,400          5,405
                                                                --------       --------
Total current assets........................................     250,493        142,003
Property and equipment, at cost.............................      77,526         84,345
Accumulated depreciation....................................     (29,151)       (41,660)
                                                                --------       --------
Total property and equipment................................      48,375         42,685
                                                                --------       --------
Total assets................................................    $298,868       $184,688
                                                                ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $  5,801       $ 11,225
  Accrued compensation......................................      39,711         18,694
  Other accrued liabilities.................................      23,481         16,024
                                                                --------       --------
Total current liabilities...................................      68,993         45,943
Stockholders' equity:
  Common stock ($1.00 par value; 100,000 shares authorized;
     100 shares issued and outstanding).....................         100            100
  Retained earnings.........................................     229,775        138,645
                                                                --------       --------
Total stockholders' equity..................................     229,875        138,745
                                                                --------       --------
Total liabilities and stockholders' equity..................    $298,868       $184,688
                                                                ========       ========

The accompanying notes are an integral part of these financial statements.

                        SILVERLAKE COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                                                 JANUARY 1
                                                                 YEAR ENDED       THROUGH
                                                                DECEMBER 31,    DECEMBER 9,
                                                                    1997           1998
                                                                ------------    -----------
Revenues....................................................      $896,166       $897,379
Operating costs and expenses:
  Costs of revenues.........................................       145,618        157,149
  Selling, general and administrative.......................       538,142        610,560
  Research and development activities.......................        75,500         68,750
                                                                  --------       --------
Total operating costs and expenses..........................       759,260        836,459
                                                                  --------       --------
Income from operations......................................       136,906         60,920
Interest income.............................................         3,893          1,891
                                                                  --------       --------
Income before taxes.........................................       140,799         62,811
Provision for income taxes..................................        (2,112)          (941)
                                                                  --------       --------
Net income..................................................      $138,687       $ 61,870
                                                                  ========       ========
Pro forma information (Note 4):
  Income before taxes.......................................      $140,799       $ 62,811
  Provision for income taxes................................       (60,112)       (31,501)
                                                                  --------       --------
  Net income................................................      $ 80,687       $ 31,310
                                                                  ========       ========

The accompanying notes are an integral part of these financial statements.

                        SILVERLAKE COMMUNICATIONS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                      TOTAL
                                                         COMMON    RETAINED       STOCKHOLDERS'
                                                         STOCK     EARNINGS          EQUITY
                                                         ------    ---------      -------------
Balance at January 1, 1997.............................   $100     $ 109,088        $ 109,188
  Net income...........................................     --       138,687          138,687
  Dividends declared...................................     --       (18,000)         (18,000)
                                                          ----     ---------        ---------

Balance at December 31, 1997...........................    100       229,775          229,875
  Net income...........................................     --        61,870           61,870
  Dividends declared...................................     --      (153,000)        (153,000)
                                                          ----     ---------        ---------
Balance at December 9, 1998............................   $100     $ 138,645        $ 138,745
                                                          ====     =========        =========

The accompanying notes are an integral part of these financial statements.

                        SILVERLAKE COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                 JANUARY 1
                                                                 YEAR ENDED       THROUGH
                                                                DECEMBER 31,    DECEMBER 9,
                                                                    1997            1998
                                                                ------------    ------------
OPERATING ACTIVITIES:
Net income..................................................      $138,687       $  61,870
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation..............................................        10,348          12,509
  Changes in operating assets and liabilities:
     Accounts receivable....................................        33,955         (20,406)
     Prepaid expenses and other current assets..............        (1,614)         (3,005)
     Accounts payable and accrued liabilities...............        34,296         (23,050)
                                                                  --------       ---------
Net cash provided by operating activities...................       215,672          27,918
INVESTING ACTIVITIES:
Capital expenditures........................................       (48,620)         (6,819)
FINANCING ACTIVITIES:
Repayment of note receivable from officer...................        20,210              --
Cash dividends paid.........................................       (18,000)       (153,000)
                                                                  --------       ---------
Net cash provided by (used in) financing activities.........         2,210        (153,000)
                                                                  --------       ---------
Net increase in cash and cash equivalents...................       169,262        (131,901)
Cash and cash equivalents at beginning of period............         3,251         172,513
                                                                  --------       ---------
Cash and cash equivalents at end of period..................      $172,513       $  40,612
                                                                  ========       =========

The accompanying notes are an integral part of these financial statements.

                        SILVERLAKE COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.   THE COMPANY

     Silverlake Communications, Inc. (the Company) was incorporated as a California corporation on June 9, 1995. Prior to June 9, 1995, the Company operated as partnership from its inception in 1993. The Company has created and markets a sophisticated suite of software products focusing on wireless communications management for mobile professionals. The Company's Airsource suite of products spans from stand-alone one-way wireless messaging to advanced two-way local area and wide area network solutions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     REVENUE RECOGNITION

     For software sales transactions entered into subsequent to December 31, 1997, revenue is recognized in accordance with the provisions of American Institute of Certified Public Accountants' Statement of Position (SOP) 97-2, Software Revenue Recognition. Under SOP 97-2, software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required, and collection is considered probable by management.

     For software sales transactions entered into prior to December 31, 1997, revenues were recognized in accordance with SOP 91-1, Software Revenue Recognition. Under SOP 91-1, software license revenues were recognized upon execution of a contract and shipment of the software and after any customer cancellation right had expired, provided that no significant vendor obligations remained outstanding, amounts were due within one year, and collection was considered probable by management. The application of SOP 97-2 did not have a material impact on the Company's consolidated financial statements for the period ended December 9, 1998.


     The Company provides free telephone customer and technical support and software upgrades as an accommodation to purchasers of its products as a means of fostering customer satisfaction. The majority of such services are provided during the first 30 days of ownership of the Company's products. The costs associated with these services, which are insignificant in relation to product sales value, are accrued.


     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents consists primarily of depository and money market accounts.

     PROPERTY AND EQUIPMENT

     Property and equipment consists of furniture and fixtures, computer equipment, and computer software and is stated at original cost less allowance for accumulated depreciation. Expenditures for normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated lives of the assets which range from five to seven years.

     The Company leased its office facilities under an operating lease expiring on December 31, 1998. Rental expense was $54,375 and $70,498 for the year ended December 31, 1997 and the period ended December 9, 1998, respectively.

     RESEARCH AND DEVELOPMENT COSTS

     Research and product development costs, which are not subject to Statement of Financial Accounting Standards No. 86, Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed, are expensed as incurred and relate mainly to the development of new products and the ongoing maintenance of existing products. Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the point at which the product is available for general release to customers. Since the Company's inception, the establishment of technological feasibility of the Company's products and general release of such software have substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant and, therefore, the Company has historically expensed all software development costs.

3.   CONCENTRATIONS OF RISK

     A significant portion of the Company's revenues consists of licensing software and providing consulting services to the U.S. paging industry, which gives rise to a concentration of credit risk in receivables. The Company performs on-going credit evaluations of its customers' financial condition and generally requires no collateral. Revenues from companies in the U.S. paging industry represented approximately 59% and 42% of total revenues during the year ended December 31, 1997 and the period January 1, 1998 through December 9, 1998, respectively. Paging Network, Inc. (PageNet) represented 45% and 25% of revenues during the year ended December 31, 1997 and the period January 1, 1998 through December 9, 1998, respectively. One other customer represented 13% of revenues during the period January 1, 1998 through December 9, 1998.

4.   INCOME TAXES

     Effective at its incorporation on June 9, 1995, the Company elected to be treated as an S Corporation for federal and California state tax purposes. As a result of this election, the Company was not a taxable entity for federal tax purposes from June 9, 1995, through December 9, 1998, and, accordingly, the Company's net income was includable in the Federal income tax returns of the Company's stockholders. No provision for federal income taxes has been made in the accompanying financial statements for the period from January 1, 1997, through December 9, 1998. Also as a result of this election, the Company was taxed for California state income tax purposes at the S Corporation state tax rate of 1.5% through December 9, 1998. The accompanying financial statements include a provision of 1.5% of income before taxes for California state income taxes for the year ended December 31, 1997, and the period ended December 9, 1998. Deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the California S Corporation state tax rate of 1.5%. The net deferred tax asset or liability as of each balance sheet date, which is not material, has been included in prepaid expenses and other current assets and accrued liabilities in the accompanying balance sheet.

     The pro forma provision for income taxes and net income presented in the accompanying financial statements has been determined as if the Company were taxed as a C Corporation for federal and state tax purposes. The pro forma net deferred tax asset or liability as of each balance sheet date is not material.

5.   EMPLOYEE BENEFITS

     The Company maintains a Section 401(k) Salary Deferral Plan (the Plan). Employees 21 years of age or older and with one or more years of service to the Company are eligible to participate in the Plan. Under the Plan, the Company makes an annual contribution of a portion of the Company's profits for the benefit of participating employees. The Company's expenses under the Plan were $35,149 for the year ended December 31, 1997 and $21,517 for the period January 1, 1998 through December 9, 1998. The Plan was terminated on December 9, 1998.

6.   ACQUISITION OF THE COMPANY

     On December 9, 1998, all of the outstanding stock of the Company was acquired by PageNet for a total purchase price of approximately $2.4 million, comprised of cash consideration of $1.75 million and 100,000 shares of common stock of PageNet. The terms of the acquisition also provide for additional consideration of up to $4.0 million payable at various dates through March 31, 2001, if certain conditions are met.

                                                                         ANNEX B
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                             PAGING NETWORK, INC.,
                        ARCH COMMUNICATIONS GROUP, INC.
                                      AND
                          ST. LOUIS ACQUISITION CORP.

                          DATED AS OF NOVEMBER 7, 1999
                               AND AMENDED AS OF
                                JANUARY 7, 2000

                                      AND


                                  MAY 10, 2000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                   ARTICLE I.

                      The Merger; Closing; Effective Time


                                                                     PAGE
                                                                     ----
1.1.   The Merger..................................................   B-1
1.2.   Closing.....................................................   B-1
1.3.   Effective Time..............................................   B-1

                               ARTICLE II.
  Certificate of Incorporation and Bylaws of the Surviving Corporation

2.1.   The Certificate of Incorporation............................   B-2
2.2.   The Bylaws..................................................   B-2

                              ARTICLE III.
                          Directors & Officers

3.1.   Directors of Arch...........................................   B-2
3.2.   Directors of the Surviving Corporation......................   B-2
3.3.   Officers of the Surviving Corporation.......................   B-2

                               ARTICLE IV.
     Effect of the Merger on Capital Stock; Exchange of Certificates

4.1.   Effect on Capital Stock.....................................   B-2
4.2.   Exchange of Certificates for Shares.........................   B-3
4.3.   Dissenters' Rights..........................................   B-5
4.4.   Adjustments to Prevent Dilution.............................   B-5
4.5.   Alternate Transaction Structure.............................   B-5

                               ARTICLE V.
                     Representations and Warranties
5.1.   Representations and Warranties of PageNet, Arch and Merger
       Sub.........................................................   B-6

                               ARTICLE VI.
                                Covenants

6.1.   Interim Operations..........................................  B-16
6.2.   Acquisition Proposals.......................................  B-20
6.3.   The Certificate Amendments..................................  B-21
6.4.   Information Supplied........................................  B-21
6.5.   Stockholders Meetings.......................................  B-21
6.6.   Filings; Other Actions; Notification........................  B-23
6.7.   Access; Consultation........................................  B-24
6.8.   Affiliates..................................................  B-24

                                                                     PAGE
                                                                     ----
6.9.   Stock Exchange Listing......................................  B-25
6.10.  Publicity...................................................  B-25
6.11.  Benefits....................................................  B-25
6.12.  Expenses....................................................  B-26
6.13.  Indemnification; Directors' and Officers' Insurance.........  B-26
6.14.  Takeover Statute............................................  B-27
6.15.  Confidentiality.............................................  B-27
6.16.  Tax-Free Reorganization.....................................  B-27
6.17.  Senior Credit Facilities....................................  B-27
6.18.  The Exchange Offers.........................................  B-27
6.19.  Bankruptcy Provisions.......................................  B-31
6.20.  Rights Agreement............................................  B-35
6.21.  Payment of Dissenters' Rights...............................  B-35
6.22.  Distribution of Interests in Vast to PageNet Shareholders...  B-35

                              ARTICLE VII.
                               Conditions

7.1.   Conditions to Each Party's Obligation to Effect the
       Merger......................................................  B-35
7.2.   Conditions to Obligations of Arch and Merger Sub............  B-36
7.3.   Conditions to Obligation of PageNet.........................  B-37

                              ARTICLE VIII.
                               Termination

8.1.   Termination by Mutual Consent...............................  B-38
8.2.   Termination by Either Arch or PageNet.......................  B-38
8.3.   Termination by PageNet......................................  B-39
8.4.   Termination by Arch.........................................  B-39
8.5.   Effect of Termination and Abandonment.......................  B-39

                               ARTICLE IX.
                        Miscellaneous and General

9.1.   Survival....................................................  B-41
9.2.   Modification or Amendment...................................  B-41
9.3.   Waiver of Conditions........................................  B-41
9.4.   Counterparts................................................  B-41
9.5.   Governing Law and Venue; Waiver of Jury Trial...............  B-41
9.6.   Notices.....................................................  B-42
9.7.   Entire Agreement............................................  B-43
9.8.   No Third Party Beneficiaries................................  B-43
9.9.   Obligations of Arch and of PageNet..........................  B-43
9.10.  Severability................................................  B-43
9.11.  Interpretation..............................................  B-43

                                                                     PAGE
                                                                     ----
9.12.  Captions....................................................  B-43
9.13.  Assignment..................................................  B-43


                               Exhibits

Certificate of Incorporation of the Surviving Corporation...  Exhibit A
Arch Rights Agreement Amendment.............................  Exhibit B
PageNet Affiliates Agreement................................  Exhibit C

                             INDEX OF DEFINED TERMS


                            TERM                              SECTION
                            ----                              --------
Acquisition Proposal........................................    6.2(a)
Agreement...................................................  preamble
Alternative Merger..........................................    4.5
Alternative Merger Notice...................................    4.5
Arch........................................................  preamble
Arch Class B Common Stock................................... .51(b)(ii)
Arch Common Stock...........................................    4.1(a)
Arch Companies..............................................    4.1(a)
Arch Disclosure Letter......................................    5.1
Arch Exchange Offer.........................................   6.18(a)
Arch Exchange Prospectus....................................   6.18(d)
Arch Exchange Registration Statement........................   6.18(d)
Arch Notes..................................................   6.18(a)
Arch Preferred Shares....................................... .51(b)(ii)
Arch Required Consents......................................  5.1(d)(i)
Arch Requisite Vote......................................... .51(c)(ii)
Arch Rights Agreement....................................... .51(b)(ii)
Arch Series B Preferred Share............................... .51(b)(ii)
Arch Series C Preferred Share............................... .51(b)(ii)
Arch Stock Plans............................................ .51(b)(ii)
Arch Stockholders Approval..................................    6.5(b)
Arch Stockholders Meeting...................................    6.5(b)
Arch Termination Fee........................................    8.5(c)
Audit Date..................................................    5.1(f)
Bankruptcy and Equity Exception.............................  5.1(c)(i)
Bankruptcy Case.............................................    6.19
Bankruptcy Code.............................................    6.19
Bankruptcy Court............................................    6.19
Bylaws......................................................    2.2
Certificate.................................................    4.1(a)
Certificate Amendments......................................  recitals
Certificate of Merger.......................................    1.3
Charter.....................................................    2.1
Closing.....................................................    1.2
Closing Date................................................    1.2
Code........................................................  recitals
Communications Act..........................................  5.1(d)(i)
Compensation and Benefit Plans..............................  5.1(h)(i)
Confidentiality Agreement...................................    6.15
Contracts................................................... .51(d)(ii)
Costs.......................................................   6.13(a)
Current Premium.............................................   6.13(c)
D&O Insurance...............................................   6.13(c)

                            TERM                              SECTION
                            ----                              --------
Delaware Courts.............................................    9.5(a)
DGCL........................................................    1.1
Disclosure Letter...........................................    5.1
Dismissal Order............................................. .619(a)(v)
Dissenting Shares...........................................    4.3
Distributed Interests.......................................    6.22
Distributed Subsidiary......................................    6.22
Effective Time..............................................    1.3
Environmental Law...........................................    5.1(n)
ERISA.......................................................  5.1(h)(i)
ERISA Affiliate.............................................  5.1(h)(i)
Exchange Act................................................  5.1(b)(i)
Exchange Agent..............................................    4.2(a)
Exchange Offers.............................................   6.18(a)
Exchange Offers Expiration Date.............................   6.18(h)
Exchange Ratio..............................................    4.1(a)
Exchange Prospectus.........................................   6.18(d)
Exchange Registration Statements............................   6.18(d)
Excluded PageNet Shares.....................................    4.1(a)
Exclusivity Provision.......................................   6.19(d)
Exit Financing..............................................    6.19
Extended Determination Date..................................169(a)(iii)
FCC.........................................................  5.1(d)(i)
FCC Regulations.............................................  5.1(d)(i)
Final Confirmation Order....................................    6.19
Final Order.................................................    7.1(c)
GAAP........................................................    5.1(e)
Governmental Entity.........................................  5.1(d)(i)
Governmental Regulations....................................  5.1(d)(i)
Hazardous Substance.........................................    5.1(n)
HSR Act.....................................................  5.1(d)(i)
Indemnified Parties.........................................   6.13(a)
Indenture Amendments........................................   6.18(c)
Initial Determination Date..................................    6.19
Initial Merger Motion.......................................   6.19(d)
Initial Merger Order........................................   6.19(d)
Interim Financing...........................................    6.19
Involuntary Insolvency Event................................ .619(a)(v)
Involuntary Insolvency Event Date........................... .619(a)(v)
IRS......................................................... .51(h)(ii)
Knowledgeable Executives....................................    5.1(g)
Laws........................................................    5.1(i)
Material Adverse Effect.....................................    5.1(a)
Merger......................................................  recitals

                            TERM                              SECTION
                            ----                              --------
Merger Consideration........................................    4.1(a)
Merger Sub..................................................  preamble
NASDAQ......................................................    6.9
Note Consents...............................................   6.18(b)
Note Waivers................................................   6.18(c)
Notes.......................................................   6.18(a)
Notes Exchange Agent........................................   6.18(i)
Order.......................................................    7.1(d)
PageNet.....................................................  preamble
PageNet Affiliates Agreement................................    6.8
PageNet Conditions to the Prepackaged Plan..................    6.19
PageNet Disclosure Letter...................................    5.1
PageNet Exchange Offer......................................   6.18(a)
PageNet Exchange Prospectus.................................   6.18(d)
PageNet Minimum Condition...................................   6.18(b)
PageNet Notes...............................................   6.18(a)
PageNet Option.............................................. .611(a)(i)
PageNet Required Consents...................................  5.1(d)(i)
PageNet Rights Agreement....................................  5.1(b)(i)
PageNet Secured Creditors...................................    6.17
PageNet Share...............................................    4.1(a)
PageNet Stock Plans.........................................  5.1(b)(i)
PageNet Stockholders Approval...............................    6.5(a)
PageNet Stockholders Meeting................................    6.5(a)
PageNet Termination Fee.....................................    8.5(b)
Pension Plan................................................ .51(h)(ii)
Permits.....................................................    5.1(i)
Person......................................................    4.2(a)
Prepackaged Plan............................................    6.19
Prospectus/Proxy Statement..................................    6.4
PUC.........................................................  5.1(d)(i)
Reports.....................................................    5.1(e)
Representatives.............................................    6.2(a)
Requisite Bankruptcy Vote of the PageNet Notes..............    6.19
Requisite Bankruptcy Vote of the PageNet Secured
  Creditors.................................................    6.19
Requisite Conditions to the Prepackaged Plan................    6.19
Rule 145 Affiliates.........................................    6.8
S-4 Registration Statement..................................    6.4
SEC.........................................................    5.1(e)
Section 16 Person............................................161(a)(iii)
Securities Act..............................................  5.1(d)(i)
Significant Investees....................................... .51(d)(ii)
Significant Subsidiaries....................................  5.1(b)(i)
State Laws..................................................  5.1(d)(i)

                            TERM                              SECTION
                            ----                              --------
Subsidiary..................................................    5.1(a)
Substitute Option........................................... .611(a)(i)
Superior Proposal...........................................    6.2(a)
Surviving Corporation.......................................    1.1
Takeover Statute............................................    5.1(j)
Tax.........................................................    5.1(l)
Tax Return..................................................    5.1(l)
Taxable.....................................................    5.1(l)
Termination Date............................................    8.2
Vast Distribution...........................................    6.22
Vast Distribution Record Date...............................    6.22

                          AGREEMENT AND PLAN OF MERGER


     This AGREEMENT AND PLAN OF MERGER ("Agreement"), dated as of November 7, 1999, as amended by the Amendment dated January 7, 2000 and May 10, 2000, among Paging Network, Inc., a Delaware corporation ("PageNet"), Arch Communications Group, Inc., a Delaware corporation ("Arch"), and St. Louis Acquisition Corp., a Delaware corporation that is a wholly owned subsidiary of Arch ("Merger Sub").


                                    RECITALS

     WHEREAS, the respective Boards of Directors of each of Arch, Merger Sub and PageNet have approved, recommended and declared advisable this Agreement and the merger of Merger Sub with and into PageNet (the "Merger") upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, the parties hereto intend, by executing and delivering this Agreement, to adopt a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger and the other transactions which are part of this plan of reorganization to qualify as a "reorganization" as therein defined;

     WHEREAS, the Arch Board of Directors has approved, recommended and declared advisable certain amendments to its Certificate of Incorporation to effectuate the actions described herein (the "Certificate Amendments"), contemporaneously upon and in connection with the Merger;

     WHEREAS, Arch, Merger Sub and PageNet desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

                                   ARTICLE I.

                      THE MERGER; CLOSING; EFFECTIVE TIME


     1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into PageNet and the separate corporate existence of Merger Sub shall thereupon cease. PageNet shall be the surviving corporation in the Merger (sometimes referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware, and the separate corporate existence of PageNet with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Articles II and III of this Agreement. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the "DGCL").


     1.2.  Closing.  The closing of the Merger (the "Closing") shall take place:
(i) at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, at 9:00 A.M., local time, on the second business day after the date on which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; or (ii) at such other place and time and/or on such other date as Arch and PageNet may agree in writing (the "Closing Date").

     1.3. Effective Time. At the Closing, Arch and PageNet will cause a Certificate of Merger (the "Certificate of Merger") to be executed, acknowledged, and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other later time as shall be agreed upon by the parties and set forth in the Certificate of Merger in accordance with the DGCL (the "Effective Time").

                                  ARTICLE II.

      CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

     2.1. The Certificate of Incorporation. The certificate of incorporation of PageNet, amended and restated in its entirety as set forth in Exhibit A, shall be the certificate of incorporation of the Surviving Corporation (the "Charter"), until duly amended as provided therein or by applicable law.

     2.2. The Bylaws. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (the "Bylaws"), until thereafter amended as provided therein or by applicable law.

                                  ARTICLE III.

                              DIRECTORS & OFFICERS

     3.1. Directors of Arch. Arch shall take all actions necessary (subject to applicable law and any necessary stockholder approval) to cause, at the Effective Time, the number of directors comprising the full Board of Directors of Arch to be comprised of twelve directors, six of which shall be nominated by the Board of Directors of Arch, and six of which shall be nominated by the Board of Directors of PageNet, each such person to serve from the Effective Time until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation, or removal in accordance with the Charter and the Bylaws; provided, however, that of the six directors nominated by the Board of Directors of PageNet, one shall be designated by each of the three holders of PageNet Notes holding the greatest percentage in aggregate principal amount of the PageNet Notes; and if and to the extent that any such holder declines to make such designation, the number of directors nominated by the Board of Directors of PageNet shall be decreased and the number of directors nominated by the Board of Directors of Arch shall be increased. The directors nominated by PageNet shall be divided as nearly evenly as is possible among the classes of directors of Arch.

     3.2. Directors of the Surviving Corporation. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation, or removal in accordance with the Charter and the Bylaws;

     3.3. Officers of the Surviving Corporation. The officers of PageNet at the Effective Time shall at the Effective Time, be the officers of the Surviving Corporation until his or her successor has been duly elected and qualified, or until their earlier death, resignation, or removal in accordance with the Charter and the Bylaws.

                                  ARTICLE IV.

        EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

     4.1. Effect on Capital Stock. At the Effective Time, the Merger shall have the following effects on the capital stock of Arch, Merger Sub and PageNet, without any action on the part of the holder of any capital stock of Arch, Merger Sub or PageNet:


          (a) Merger Consideration. Each share of common stock, par value $0.01 per share, of PageNet (each, a "PageNet Share") issued and outstanding immediately prior to the Effective Time (excluding PageNet Shares (collectively, "Excluded PageNet Shares") that are owned by Arch, Merger Sub or any direct or indirect, wholly owned subsidiary of Arch or Merger Sub (collectively, the "Arch Companies") or Dissenting Shares (as defined below)), shall be converted into and become exchangeable for 0.1247 of a share (the "Exchange Ratio") of common stock, par value $0.01 per share, of Arch (the "Arch Common Stock"), subject to adjustment as provided in
     Section 4.4, (the "Merger Consideration"). At the Effective Time, all PageNet Shares shall no longer be outstanding, shall be canceled and retired and shall cease to exist, and each certificate (a

     "Certificate") formerly representing any of such PageNet Shares (other than Excluded PageNet Shares) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive a distribution or dividend pursuant to Section 4.2(b)(i), in each case without interest, or to vote pursuant to Section 4.2(b)(ii).

          (b) Cancellation of Excluded PageNet Shares. At the Effective Time, each Excluded PageNet Share shall no longer be outstanding, shall be canceled and retired without payment of any consideration therefor, and shall cease to exist.

          (c) Merger Sub Capital Stock. At the Effective Time, each share of Common Stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, and the Surviving Corporation shall thereby become a wholly owned subsidiary of Arch.

     4.2.  Exchange of Certificates for Shares.


          (a) Exchange Procedures. Promptly after the Effective Time, Arch shall cause its transfer agent or another exchange agent selected by Arch with PageNet's prior approval (the "Exchange Agent"), which shall not be unreasonably withheld, to mail to each holder of record as of the Effective Time of a Certificate: (i) a letter of transmittal specifying that delivery of the Certificates shall be effected, and that risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent in accordance with the terms and conditions of such letter of transmittal, such letter of transmittal to be in such form and have such other provisions as Arch and PageNet may reasonably agree; and (ii) instructions for exchanging the Certificates for: (A) certificates representing shares of Arch Common Stock; (B) with respect to holders of PageNet Shares at the Vast Distribution Record Date (as defined in Section 6.22), the Distributed Interests (as defined in Section 6.22), and (C) any unpaid dividends and other distributions due to such holder with respect to such shares. Subject to Sections 4.2(g) and 4.3, upon proper surrender of a Certificate for cancellation (or affidavits of loss in lieu thereof) to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor: (x) a certificate representing that number of shares of Arch Common Stock that such holder is entitled to receive pursuant to this Article IV and, with respect to PageNet Shares at the Vast Distribution Record Date, certificates representing the Distributed Interests that such holder is entitled pursuant to Section 6.22; and (y) a check in the amount (after giving effect to any required tax withholdings) of any dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article IV. The Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount payable upon due surrender of any Certificate. Notwithstanding the foregoing, a holder of Dissenting Shares shall not be required to surrender a Certificate in order to receive Distributed Interests with respect to the PageNet Shares represented by such Certificate, provided that Arch has confirmed to the Exchange Agent that such holder has taken all necessary steps to perfect appraisal rights pursuant to Section 4.3 hereof and the DGCL. In the event of a transfer of ownership of PageNet Shares that is not registered in the transfer records of PageNet, a certificate representing the proper number of shares of Arch Common Stock and, with respect to PageNet Shares at the Vast Distribution Record Date, certificates representing the Distributed Interests, together with a check for any dividends or distributions with respect thereto, may be issued and/or paid to such a transferee if the Certificate formerly representing such PageNet Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that all applicable stock transfer taxes have been paid. If any certificate for shares of Arch Common Stock (and/or Distributed Interests) is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person (as defined below) requesting such exchange shall pay all transfer and other taxes required by reason of the issuance of certificates for shares of Arch Common Stock and/or Distributed Interests in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Arch or the Exchange Agent that such tax has been paid or is not applicable.

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          The term "Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)(i)), or other entity of any kind or nature.



          (b) Distributions with Respect to Unexchanged Shares; Voting.


             (i) Whenever a dividend or other distribution is declared by Arch with respect to Arch Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions with respect to all shares of Arch Common Stock issuable pursuant to this Agreement. No dividends or other distributions with respect to such Arch Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be issued or paid to the holder of the certificates representing shares of Arch Common Stock issued in exchange therefor, without interest: (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time and a payment date on or prior to the date of issuance of such shares of Arch Common Stock and not previously paid; and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Arch Common Stock with a record date after the Effective Time and prior to the date of issuance of such shares of Arch Common Stock but with a payment date subsequent to surrender. For purposes of dividends or other distributions with respect to shares of Arch Common Stock, all such shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time.

             (ii) At any meeting of stockholders of Arch with a record date at or after the Effective Time, registered holders of unsurrendered Certificates shall be entitled to vote the number of shares of Arch Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates; provided, however, that any such vote shall be at the times, upon the conditions, and in the manner prescribed by the certificate of incorporation and bylaws of Arch.


          (c) Transfers. From and after the Effective Time, there shall be no transfers of PageNet Shares or, if Arch elects to convert shares of Arch Class B Common Stock (as defined below) into shares of Arch Common Stock at the Effective Time, Arch Class B Common Stock that were outstanding immediately prior to the Effective Time recorded on the stock transfer books of PageNet or Arch, as the case may be.


          (d) Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no certificates or scrip representing fractional shares of Arch Common Stock will be issued in the Merger, but in lieu thereof, each holder of Certificates otherwise entitled to a fractional share of Arch Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 4.2(d), a cash payment in lieu of such fractional shares of Arch Common Stock determined by multiplying such fraction (rounded to the nearest one-hundredth of a share) by the average closing price of a share of Arch Common Stock, as reported in The Wall Street Journal, New York City edition, on the ten (10) days immediately prior to the Effective Time. As soon as practicable after the determination of the amount of cash, if any, to be paid to the holders of Certificates in lieu of any fractional shares of Arch Common Stock, the Exchange Agent shall make available such amounts of cash to such holders of Certificates, without interest thereon.


          (e) Termination of Exchange Period; Unclaimed Stock. Any shares of Arch Common Stock, and any portion of the dividends or other distributions with respect to the Arch Common Stock deposited by Arch with the Exchange Agent (including the proceeds of any investments thereof) that remain unclaimed by the holders of Certificates 180 days after the Effective Time shall be re-delivered to Arch. Any holders of Certificates who have not theretofore complied with this Article IV shall thereafter be entitled to look only to the Surviving Corporation for exchange of shares of Arch Common Stock, and any dividends and other distributions with respect thereto issuable and/or payable pursuant to Section 4.1, Section 4.2(b), and Section 4.2(d) upon due surrender of their Certificates (or affidavits of loss in lieu thereof), in each case, without any interest thereon. Any Distributed Interests, and any portion of the dividends or other distributions with respect to the Distributed Interests deposited by PageNet with the Exchange Agent (including the proceeds of any investments thereof) that remain unclaimed by the holders of Certificates 180 days after the Effective Time shall be re-delivered to the Distributed Subsidiary. Any holders of Certificates who have not theretofore complied with this Article IV shall thereafter be entitled to look only to the Distributed Subsidiary for the Distributed Interests, and any dividends and other distributions with respect thereto issuable and/or payable pursuant to Section 4.1, Section 4.2(b), and Section 6.22 upon due surrender of their Certificates (or affidavits of loss in lieu thereof), in each case, without any interest thereon. Notwithstanding the foregoing, none of Arch, the Distributed Subsidiary, the Exchange Agent, nor any other Person shall be liable to any former holder of Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.



          (f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and the posting by such Person of a bond in the form customarily required by Arch as indemnity against any claim that may be made against it with respect to such Certificate, Arch and PageNet will issue the shares of Arch Common Stock and the Distributed Interests and the Exchange Agent will issue stock and any dividends and other distributions with respect thereto issuable or payable in exchange for such lost, stolen, or destroyed Certificate pursuant to Section 4.1, Section 4.2(b), Section 4.2(d), and Section 6.22, in each case, without interest.



          (g) Affiliates. Notwithstanding anything in this Agreement to the contrary, Certificates surrendered for exchange by any Rule 145 Affiliate (as determined pursuant to Section 6.8) of PageNet shall not be exchanged until Arch has received a written agreement from such Person as provided in
     Section 6.8.



     4.3. Dissenters' Rights. Notwithstanding anything to the contrary, PageNet Shares outstanding immediately prior to the Effective Time and held by a stockholder of record as of the time of the PageNet Stockholders Meeting who has not voted in favor of the Merger or consented thereto in writing and who has delivered a written demand for appraisal of such shares at or before the PageNet Stockholders Meeting in accordance with Section 262 of the DGCL ("Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses his right to appraisal and payment, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration to which such holder is entitled, without interest or dividends thereon.



     4.4. Adjustments to Prevent Dilution. In the event that prior to the Effective Time, solely as a result of a distribution, reclassification, stock split (including a reverse split), stock dividend or stock distribution, or other similar transaction, there is a change in the number of PageNet Shares, Arch Common Stock, or securities convertible or exchangeable into, or exercisable for, PageNet Shares or Arch Common Stock issued and outstanding, the Exchange Ratio shall be equitably adjusted to eliminate the effects of such event.


     4.5. Alternate Transaction Structure. At any time prior to the effectiveness of the S-4 Registration Statement (as defined herein), either Arch or PageNet may notify the other party (the "Alternative Merger Notice") that it desires to restructure the Merger or the other transactions contemplated hereby in a manner contemplated to (i) increase the likelihood that the Merger would be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code, (ii) decrease any potential tax liability of PageNet, Arch or the Surviving Corporation after the Effective Time, (iii) provide greater operational flexibility to Arch and the Surviving Corporation after the Effective Time, or (iv) increase the number of PageNet Shares (or Distributed Interests) offered to holders of PageNet Notes or the number of shares of

Arch Common Stock offered to holders of Arch Notes in the Exchange Offers (with a corresponding reduction in the number of shares of Arch Common Stock (or Distributed Interests) offered to the holders of PageNet Shares or the holders of Arch Common Stock, respectively). Upon delivery of the Alternative Merger Notice, the parties to this Agreement shall cooperate with each other and use their respective reasonable best efforts to determine the manner in which the Merger, the Agreement and the transactions contemplated hereby shall be restructured (the Merger, restructured as contemplated by the parties pursuant to this Section 4.5, shall be referred to herein as the "Alternative Merger"). With the written consent of each of the parties to this Agreement (such consent not to be unreasonably withheld), the Merger, this Agreement and the other transactions contemplated hereby may be modified to reflect the Alternative Merger with a view to ensuring that the parties hereto are not adversely affected by the restructuring.


                                   ARTICLE V.

                         REPRESENTATIONS AND WARRANTIES

     5.1. Representations and Warranties of PageNet, Arch and Merger Sub. Except as set forth in the corresponding sections or subsections of the respective disclosure letters, dated as of the date of this Agreement, and delivered by PageNet to Arch or by Arch to PageNet (each a "Disclosure Letter," and the "Pagenet Disclosure Letter" and the "Arch Disclosure Letter," respectively), as the case may be, PageNet (except for subparagraphs (b)(ii),
(c)(ii), (j)(ii) and (o)(ii) below and references in subparagraphs (a) and (e) below to documents made available by Arch to PageNet) represents and warrants to Arch and Merger Sub, and Arch, on behalf of itself and Merger Sub (except for subparagraphs (b)(i), (c)(i), (j)(i), and (o)(i) below, and references in subparagraphs (a) and (e) below to documents made available by PageNet to Arch) represents and warrants to PageNet, that:

          (a) Organization, Good Standing and Qualification. Each of it and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except when the failure to be so qualified or in good standing, when taken together with all other such failures, is not reasonably likely to have a Material Adverse Effect (as defined below) on it. It has made available to Arch, in the case of PageNet, and to PageNet, in the case of Arch, a complete and correct copy of its certificate of incorporation and bylaws, each as amended to date. Such certificates of incorporation and bylaws are in full force and effect.

     The term "Subsidiary" means, with respect to PageNet or Arch, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or other ownership interests having by their terms ordinary voting power to elect at least a majority of the Board of Directors or other persons performing similar functions is directly or indirectly owned by such party.

     The term "Material Adverse Effect" means, with respect to any Person, a material adverse effect on the business, assets (including licenses, franchises and other intangible assets), financial condition and results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that Material Adverse Effect shall exclude any effect resulting from, or related to, changes or developments involving: (1) a prospective change arising out of any proposed or adopted legislation, or any other proposal or enactment by any governmental, regulatory, or administrative authority; (2) general conditions applicable to the U.S. economy, including changes in interest rates; or (3) conditions affecting the U.S. wireless telecommunications industry, in each case taken as a whole.

     Reference to "the other party" means, with respect to PageNet, Arch and means, with respect to Arch, PageNet.

          (b) Capital Structure.

          (i) The authorized capital stock of PageNet consists of 250,000,000 PageNet Shares, of which 103,960,240 PageNet Shares were issued and outstanding and no PageNet Shares were held in treasury as of the close of business on November 5, 1999, and 25,000,000 shares of preferred stock, of which no shares were issued and outstanding as of the close of business on November 5, 1999. All of the outstanding PageNet Shares have been duly authorized and are validly issued, fully paid and nonassessable. There are no PageNet Shares reserved for issuance pursuant to the Shareholder Rights Agreement, dated as of September 8, 1994, between PageNet and The First National Bank of Boston, as Rights Agent, as amended (the "PageNet Rights Agreement"), and PageNet Shares subject to issuance as set forth below, as of the date of this Agreement, and PageNet has no PageNet Shares or preferred stock reserved for, or subject to, issuance. As of November 5, 1999, there were 9,887,588 PageNet Shares that PageNet was obligated to issue pursuant to PageNet's stock plans, at a weighted average exercise price of $9.2637 per PageNet Share, and each of such plans is listed in
     Section 5.1(b)(i) of the PageNet Disclosure Letter (collectively, the "PageNet Stock Plans"). Each of the outstanding shares of capital stock or other securities of each of PageNet's "Significant Subsidiaries" (as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any Subsidiaries that, if aggregated, would together constitute a Significant Subsidiary) is duly authorized, validly issued, fully paid and nonassessable and owned by PageNet or a direct or indirect wholly owned subsidiary of PageNet, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, as of the date of this Agreement there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or to sell any shares of capital stock or other securities of PageNet or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into, or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of PageNet or any of its Significant Subsidiaries, and no securities or obligation evidencing such rights are authorized, issued or outstanding. As of the date hereof, PageNet does not have outstanding any bonds, debentures, notes or other debt obligations, the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of PageNet on any matter. No PageNet Shares are held by a Subsidiary of PageNet.

          (ii) The authorized capital stock of Arch consists of 65,000,000 shares of Arch Common Stock, of which 45,837,186 shares of Arch Common Stock were issued and outstanding and no shares of Arch Common Stock were held in treasury as of the close of business on November 5, 1999, 10,000,000 shares of Class B common stock, par value $0.01 per share, of Arch (the "Arch Class B Common Stock") of which 5,360,261 shares of Arch Class B Common Stock were issued and outstanding as of the close of business on November 5, 1999, and 10,000,000 shares of preferred stock, of which (x) 250,000 were designated Series C Convertible Preferred Stock, par value $0.01 per share (each a "Arch Series C Preferred Share"), of which 250,000 shares were issued and outstanding as of the close of business on November 5, 1999, and (y) 300,000 shares of which were designated Series B Junior Participating Preferred Stock, par value $0.01 per share (each a "Arch Series B Preferred Share," collectively the "Arch Series B Preferred Shares"), none of which were outstanding as of the close of business on November 5, 1999 (the Arch Series B Preferred Shares together with the Arch Series C Preferred Shares, the "Arch Preferred Shares"). All of the outstanding shares of Arch Common Stock, Arch Class B Common Stock and Arch Preferred Shares have been duly authorized and are validly issued, fully paid and nonassessable. Other than 300,000 Arch Series B Preferred Shares reserved for issuance pursuant to the Rights Agreement, dated as of October 13, 1995, between Arch and The Bank of New York, as Rights Agent, as amended (the "Arch Rights Agreement"), and Arch Common Stock subject to issuance as set forth below, and Arch Preferred Shares, Arch has not authorized, issued, or reserved for issuance any common stock, preferred stock, or other shares of capital stock as of the date of this Agreement. As of November 5, 1999, there were 1,834,253 shares of Arch Common Stock that Arch was obligated to issue pursuant to Arch' stock plans, at a weighted average exercise price of $10.18 per share of Arch Common

     Stock, each of such plans is listed in Section 5.1(b)(ii) of the Arch Disclosure Letter (collectively the "Arch Stock Plans"), and 5,902,702 shares of Arch Common Stock that Arch was obligated to issue pursuant to outstanding warrants having an expiration date of September 1, 2001 and an effective exercise price of $9.03 per Share of Arch Common Stock. As of the date hereof, each outstanding Arch Series C Preferred Share is convertible into 6.7444 shares of Arch Common Stock. Each of the outstanding shares of capital stock or other securities of each of Arch' Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Arch or a direct or indirect wholly owned Subsidiary of Arch, free and clear of any lien, pledge, security interest, claim, or other encumbrance. Except as set forth above and except pursuant to the Arch Series B Preferred Shares or the Arch Series C Preferred Shares, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or sell any shares of capital stock or other securities of Arch or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into, or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Arch or any of its Significant Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Arch does not have outstanding any bonds, debentures, notes or other debt obligations, the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Arch on any matter. No shares of Arch Common Stock or Arch Preferred Shares are held by a Subsidiary of Arch. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Arch, and there are (i) no other shares of capital stock or other voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or other voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, other voting securities or securities convertible into or exchangeable for capital stock or other voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

          (c) Corporate Authority; Approval and Fairness.

          (i) PageNet has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and, subject only to adoption of this Agreement and approval of the Merger and the amendment to the PageNet certificate of incorporation to increase the number of PageNet Shares authorized to the amount sufficient to complete the transactions contemplated by this Agreement by the holders of a majority of the PageNet Shares in accordance with applicable law and PageNet's bylaws and charter and to the receipt of PageNet Required Consents (as defined in Section 5.1(d)(i)), to consummate the Merger. This Agreement has been duly executed and delivered by PageNet and is a valid and binding agreement of PageNet, enforceable against PageNet in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception"). The Board of Directors of PageNet: (A) has unanimously approved and declared advisable this Agreement and the other transactions contemplated by this Agreement; and (B) has received the opinion of each of its financial advisors, Houlihan Lokey Howard & Zukin Capital, Goldman, Sachs & Co. and Morgan Stanley Dean Witter, in a customary form and to the effect that the Merger Consideration and the Distributed Interests, taken as a whole, to be received by the holders of PageNet Shares, on the date of such opinion, is fair to such holders from a financial point of view. The PageNet Shares when issued pursuant to the PageNet Exchange Offer (as defined in Section 6.18(a)), will be validly issued, fully paid and nonassessable, and no stockholder of PageNet will have any preemptive right of subscription or purchase with respect thereto.

          (ii) Arch and Merger Sub each has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and, subject only to adoption of the Certificate Amendments (or this Agreement and the Alternative Merger if Arch is a party to the Alternative Merger) and the other transactions contemplated by this Agreement pursuant to this Agreement by a majority of the votes of the Arch Common Stock and Arch Series C Preferred Shares voting together in accordance with applicable law and Arch certificate of incorporation and bylaws (the "Arch Requisite Vote"), and to the receipt of the Arch Required Consents (as defined in
     Section 5.1(d)(i)), to consummate the Merger. This Agreement has been duly executed and delivered by Arch and Merger Sub and is a valid and binding agreement of Arch and Merger Sub, enforceable against Arch and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of Arch: (A) has unanimously approved and declared advisable this Agreement and the other transactions contemplated by this Agreement; and (B) has received the opinion of its financial advisor, Bear, Stearns & Co. Inc., in a customary form and to the effect that the Exchange Ratio, as of the date of such opinion, is fair to the public stockholders of Arch from a financial point of view. The shares of Arch Common Stock, when issued pursuant to this Agreement or the Arch Exchange Offer, will be validly issued, fully paid and nonassessable, and no stockholder of Arch will have any preemptive right of subscription or purchase with respect thereto.


          (d) Government Filings; No Violations.

          (i) Other than the filings, notices and/or approvals: (A) pursuant to
     Section 1.3 of this Agreement, or, in connection with the Bankruptcy Case and the Prepackaged Plan, the Final Confirmation Order; (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Exchange Act, and the Securities Act of 1933, as amended (the "Securities Act"); (C) of the Federal Communications Commission (the "FCC") pursuant to the Communications Act of 1934, as amended (the "Communications Act"), or the rules, regulations, and policies of the FCC (the "FCC Regulations"); (D) of any state public utility commissions or similar state regulatory bodies (each, a "PUC") identified in its respective Disclosure Letter pursuant to applicable state laws (as defined in Section 5.1(i)) regulating the paging or other telecommunications business ("State Laws");
     (E) to comply with state securities or "blue-sky" laws; and (F) of any local, state or federal governmental authorities required for a change in ownership of transmission sites (all of such filings and/or notices of Arch being referred to as the "Arch Required Consents" and of PageNet being referred to as the "PageNet Required Consents"), no notices, reports or other filings are required to be made by it with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any governmental or regulatory authority, court, agency, commission, body or other governmental entity ("Governmental Entity"), in connection with the execution and delivery of this Agreement by it and the consummation by it of the Merger and the other transactions contemplated by this Agreement, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it or prevent, materially delay or materially impair its ability to (x) consummate the transactions contemplated by this Agreement or (y) operate its business following the Effective Time.

     The term "Governmental Regulations" includes the HSR Act, the Communications Act, the FCC Regulations, State Laws, and any other antitrust, competition, or telecommunications Law of the United States of America or any other nation, province, territory or jurisdiction that must be satisfied or complied with in order to consummate and make effective the Merger and the other transactions contemplated by this Agreement.

          (ii) The execution, delivery and performance of this Agreement by it do not, and the consummation by it of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in: (A) a breach or violation of, or a default under, its certificate of incorporation or bylaws or the comparable governing instruments of any of its Significant Subsidiaries or any entity in which it has an equity interest of 20% or more (collectively, with Significant Subsidiaries, "Significant Investees"); (B) a breach or violation of, or a default under, the acceleration of any obligations or the creation of a lien, pledge, security interest or other encumbrance on its assets or the assets of any of its Significant Investees (with or without notice, lapse of time or both) pursuant to, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation ("Contracts") binding upon it or any of its Significant Investees or any Law or governmental or non-governmental permit or license to which it or any of its Significant Investees is subject or is a party; or (C) any change in the rights or obligations of any party under any Contracts to which it or any of its Significant Investees is subject or is a party, except for such defaults, breaches, violations or accelerations as may result from the Bankruptcy Case or the Prepackaged Plan, and except, in the case of clauses (B) or (C) above for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on it or prevent, materially delay or materially impair its ability to (x) consummate the transactions contemplated by this Agreement or (y) operate its business following the Effective Time. The PageNet Disclosure Letter, with respect to PageNet, and the Arch Disclosure Letter, with respect to Arch, sets forth a correct and complete list of Contracts to which it or any of its Significant Investees is a party, pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement, other than as may be required in connection with the Bankruptcy Case or the Prepackaged Plan, or those where the failure to obtain such consents or waivers is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it or prevent or materially impair its (x) ability to consummate the transactions contemplated by this Agreement or (y) operate its business following the Effective Time.

          (e) Reports; Financial Statements. It has made available to the other party each registration statement, report, proxy statement or information statement prepared by it since December 31, 1996, including without limitation its Annual Report on Form 10-K for the years ended December 31, 1996, December 31, 1997 and December 31, 1998 in the form (including exhibits, annexes and any amendments thereto) filed with the Securities and Exchange Commission (the "SEC") (collectively, including any such reports filed subsequent to the date of this Agreement, its "Reports"). As of their respective dates, its Reports complied, as to form, with all applicable requirements under the Securities Act, the Exchange Act, and the rules and regulations thereunder, and (together with any amendments thereto filed prior to the date hereof) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in, or incorporated by reference into, its Reports (including the related notes and schedules) fairly presents the consolidated financial position of it and its Subsidiaries as of its date and each of the consolidated statements of income, stockholders' equity, and of cash flows included in, or incorporated by reference into, its Reports (including any related notes and schedules) fairly presents the consolidated results of operations, retained earnings and cash flows, as the case may be, of it and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as may be noted therein. It has made available to the other party all correspondence since December 31, 1996 between it or its representatives, on the one hand, and the SEC, on the other hand. To its knowledge, as of the date of this Agreement, there are no pending or threatened SEC inquiries or investigations relating to it or any of its Reports. To its knowledge and except as disclosed in its Reports or in filings by its holders with the SEC, as of the date of this Agreement, no Person or "group" "beneficially owns" 5% or more of its outstanding voting securities, with the terms "beneficially owns" and "group" having the meanings ascribed to them under Rule 13d-3 and Rule 13d-5 under the Exchange Act.

          (f) Absence of Certain Changes. Except as disclosed in its Reports filed prior to the date of this Agreement or as expressly contemplated by this Agreement, since December 31, 1998 (the "Audit Date"), it and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been: (i) any change in the business, assets (including licenses,

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     franchises and other intangible assets), financial condition and results of operations of it and its Subsidiaries, except those changes that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it; (ii) any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by it or any of its Subsidiaries, whether or not covered by insurance, which damage, destruction or loss is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it; (iii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock; or (iv) any change by it in accounting principles, practices or methods, except as required by GAAP. Since the Audit Date, except as provided for in this Agreement, in its respective Disclosure Letter, or as disclosed in its Reports filed prior to the date of this Agreement, there has not been any increase in the salary, wage, bonus, grants, awards, benefits or other compensation payable or that could become payable by it or any of its respective Subsidiaries, to directors, officers or key employees as identified in the corresponding section of each party's Disclosure Letter or any amendment of any of its Compensation and Benefit Plans (as defined in Section 5.1(h)(i)), other than increases or amendments in the ordinary and usual course of its business (which may include normal periodic performance reviews and related compensation and benefit increases and the provision of new individual compensation and benefits for promoted or newly hired officers and employees on terms consistent with past practice).

          (g) Litigation and Liabilities. Except as disclosed in its Reports filed prior to the date of this Agreement, there are no: (x) (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the actual knowledge of its executive officers identified in the corresponding section of each party's Disclosure Letter ("Knowledgeable Executives"), threatened against it or any of its Affiliates (as defined in Rule 12b-2 under the Exchange Act); or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise, and whether or not required to be disclosed, including those relating to matters involving any Environmental Law, or (y) any other facts or circumstances, in any such case, of which the Knowledgeable Executives have actual knowledge and that are reasonably likely to result in any claims against or obligations or liabilities of it or any of its Affiliates, except, in the case of (x) or (y), those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it or prevent, materially delay or materially impair its ability to consummate the transactions contemplated by this Agreement.

          (h) Employee Benefits.

             (i) Neither it nor any of its respective ERISA Affiliates (as defined below) maintains, is a party to, participates in, or has any liability or contingent liability with respect to, any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, change-of-control, stock purchase, restricted stock, stock option, employment, consulting, termination, severance, compensation, medical, health or fringe benefit plan, or other plan, program, agreement, policy or arrangement for any of its agents, consultants, employees, directors, former employees or former directors and/or any of its respective ERISA Affiliates which does not constitute an employee benefit plan under ERISA (which employee benefit plans and other plans, programs, agreements, policies and arrangements are collectively referred to as the "Compensation and Benefit Plans"). A true and correct copy of each Compensation and Benefit Plan which have been reduced to writing and, to the extent applicable, copies of the most recent annual report, actuarial report, accountant's opinion of the plan's financial statements, summary plan description and Internal Revenue Service determination letter with respect to any Compensation and Benefit Plans and any trust agreements or insurance contracts forming a part of such Compensation and Benefit Plans has been made available by PageNet and Arch to the other party prior to the date of this Agreement. In the case of any Compensation and Benefit Plan which is not in written form, PageNet and Arch has supplied to the other party an accurate description of such Compensation and Benefit Plan as in effect on the date of this Agreement. For purposes of this Agreement, the term "ERISA Affiliate" means any corporation or trade or business which, together with

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        PageNet or Arch, as applicable, is a member of a controlled group of
        Persons or a group of trades or businesses under common control with PageNet or Arch, as applicable, within the meaning of Sections 414(b),
        (c), (m) or (o) of the Code.

             (ii) All Compensation and Benefit Plans, other than a multiemployer plan (as defined in Section 3(37) of ERISA), are in substantial compliance with all requirements of applicable law, including the Code and ERISA and no event has occurred which will or could cause any such Compensation and Benefit Plan to fail to comply with such requirements and no notice has been issued by any governmental authority questioning or challenging such compliance. There have been no acts or omissions by it or any of its respective ERISA Affiliates, which have given rise to or may give rise to material fines, penalties, taxes or related charges under Section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which PageNet, Arch, as applicable, or any of its respective ERISA Affiliates may be liable. Each of the Compensation and Benefit Plans that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA, other than a multiemployer plan (each a "Pension Plan"), and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (the "IRS") which covers all changes in law for which the remedial amendment period (within the meaning of Section 401(b) of the Code and applicable regulations) has expired and neither it, nor any of its respective ERISA Affiliates is aware of any circumstances reasonably likely to result in revocation of any such favorable determination letter. There is no pending or, to the actual knowledge of PageNet's or Arch', as applicable, Knowledgeable Executives, threatened material litigation relating to its Compensation and Benefit Plans. Neither it, nor any of its respective ERISA Affiliates, has engaged in a transaction with respect to any of the Compensation and Benefit Plans that, assuming the taxable period of such transaction expired as of the date of this Agreement, would subject it or any of the ERISA Affiliates to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

             (iii) As of the date of this Agreement, no liability under Title IV of ERISA (other than the payment of prospective premium amounts to the Pension Benefit Guaranty Corporation in the normal course) has been or is expected to be incurred by it or any of its respective ERISA Affiliates with respect to any Compensation and Benefit Plan. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plans within the 12-month period ending on the date of this Agreement or will be required to be filed in connection with the transactions contemplated by this Agreement.

             (iv) All contributions required to be made under the terms of any of the Compensation and Benefit Plans as of the date of this Agreement have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in its Reports prior to the date of this Agreement. None of the Pension Plans has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither it, nor any of its respective ERISA Affiliates has provided, or is required to provide, security to any Pension Plans pursuant to Section 401(a)(29) of the Code or to the PBGC pursuant to Title IV or ERISA.

             (v) Under each of the Pension Plans as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all "benefit liabilities," within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Pension Plan since the last day of the most recent plan year.

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             (vi) Neither it, nor any of its respective ERISA Affiliates, have any obligations for post-termination health and life benefits under any of the Compensation and Benefit Plans, except as set forth in its Reports filed prior to the date of this Agreement or as required by applicable law.

             (vii) The consummation of the Merger (or the approval thereof by its respective stockholders) and the other transactions contemplated by this Agreement, will not (except as may result from, or be contemplated by, the Bankruptcy Case or the Prepackaged Plan): (x) entitle any of its employees or directors or any employees of any of its ERISA Affiliates, as applicable, to severance pay, directly or indirectly, upon termination of employment or otherwise; (y) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans; or
        (z) result in any breach or violation of, or a default under, any of the Compensation and Benefit Plans.

             (viii) None of the Compensation and Benefit Plans is a multiemployer plan and neither it, nor any of its respective ERISA Affiliates, have contributed or been obligated to contribute to a multiemployer plan at any time.

          (i) Compliance with Laws. Except as set forth in its Reports filed prior to the date of this Agreement, the businesses of each of it and its Subsidiaries have not been, and are not being, conducted in violation of any law, statute, ordinance, regulation, judgment, order, decree, injunction, arbitration award, license, authorization, opinion, agency requirement or permit of any Governmental Entity or common law (collectively, "Laws"), except for violations or possible violations that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it or prevent, materially delay or materially impair its ability to consummate the transactions contemplated by this Agreement. Except as set forth in its Reports filed prior to the date of this Agreement, no investigation or review by any Governmental Entity with respect to it or any of its Subsidiaries is pending or, to the actual knowledge of the Knowledgeable Executives, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it or prevent, materially delay or materially impair its ability to consummate the transactions contemplated by this Agreement. To the actual knowledge of the Knowledgeable Executives, no material change is required in its or any of its Subsidiaries' processes, properties or procedures in connection with any such Laws, and it has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement, except for such changes and noncompliance that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it or prevent, materially delay or materially impair its ability to consummate the transactions contemplated by this Agreement. Each of it and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders, operating rights, and other governmental authorizations, consents and approvals (collectively, "Permits"), necessary to conduct their business as presently conducted, except for those the absence of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it or prevent, materially delay or materially impair its ability to consummate the transactions contemplated by this Agreement.

          (j) Takeover Statutes; Charter and Bylaw Provisions.

             (i) The PageNet Board of Directors has taken all appropriate and necessary actions to exempt the Merger, this Agreement and the other transactions contemplated hereby from the restrictions of Section 203 of the DGCL. No other "control share acquisition," "fair price," "moratorium" or other anti-takeover laws or regulations enacted under U.S. stated or federal laws (each a "Takeover Statute") apply to the Merger, this Agreement, or any of the other transactions contemplated hereby. PageNet and the PageNet Board of Directors have taken all appropriate and necessary actions to (A) render the PageNet Rights Agreement inapplicable to the Merger and the other transactions contemplated by this Agreement, (B) provide that (I) neither Arch nor Merger Sub shall be deemed an Acquiring Person (as defined in the PageNet Rights Agreement) as a result of this Agreement or the transactions contemplated hereby and thereby, (II) no Distribution Date (as defined in the PageNet Rights Agreement) shall be deemed to have occurred as a result of this Agreement or the transactions contemplated hereby and (III) the rights issuable pursuant to the PageNet Rights Agreement will not separate from the shares of PageNet Common Stock, as a result of the approval, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, and (C) render any anti-takeover or other provision contained in the certificate of incorporation or by-laws of PageNet inapplicable to the Merger, this Agreement and the other transactions contemplated hereby.

             (ii) The Arch Board of Directors has taken all appropriate and necessary actions to exempt the Merger, this Agreement and the transactions contemplated hereby from the restrictions of Section 203 of the DGCL. No other Takeover Statute applies to this Agreement or any of the transactions contemplated hereby. Arch and the Arch Board of Directors have taken all appropriate and necessary actions to (A) amend the Arch Rights Agreement as set forth in Exhibit B to this Agreement,
        (B) provide that (I) PageNet shall not be deemed an Acquiring Person (as defined in the Arch Rights Agreement) as a result of this Agreement or the transactions contemplated thereby, (II) no Distribution Date (as defined in the Arch Rights Agreement) shall be deemed to have occurred as a result of this Agreement or the transactions contemplated thereby unless the ownership threshold set forth in Exhibit B shall be exceeded, and (III) the rights issuable pursuant to the Arch Rights Agreement will not separate from the shares of Arch Common Stock, as a result of the approval, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby unless the ownership threshold set forth in Exhibit B shall be exceeded, and (C) render any anti-takeover or other provision contained in the certificate of incorporation or by-laws of Arch inapplicable to the Merger, this Agreement and the other transactions contemplated hereby.

          (k) Tax Matters. As of the date of this Agreement, neither it nor any of its Subsidiaries has taken or agreed to take any action, nor do the Knowledgeable Executives have any actual knowledge of any fact or circumstance (excluding possible uncertainties regarding valuation of securities to be issued in the Merger and Exchange Offers), that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a "reorganization" within the meaning of
     Section 368(a) of the Code.

          (l) Taxes. It and each of its Subsidiaries have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them at or before the Effective Time and all such filed Tax Returns are complete and accurate in all material respects. It and each of its Subsidiaries as of the Effective Time: (x) will have paid all Taxes and estimated Taxes (including all amounts shown to be due on all filed Tax Returns) that they are required to pay prior to the Effective Time; and (y) will have withheld or collected all federal, state and local income taxes, FICA, FUTA and other Taxes, including, without limitation, similar foreign Taxes, required to be withheld from amounts owing to any employee, creditor, or third party, and to the extent required, will have paid such amounts to the proper governmental authority. As of the date of this Agreement, (i) there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings with respect to Taxes or Tax matters, and (ii) there are not, to the actual knowledge of its Knowledgeable Executives, any unresolved questions, claims or outstanding proposed or assessed deficiencies concerning its or any of its Subsidiaries' Tax liability which, if determined adversely would have a Material Adverse Effect on it. Neither it nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes in excess of the amounts accrued with respect to such Taxes that are reflected in the financial statements included in its Reports. Neither it nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any Tax. There are no tax liens (other than liens for current Taxes not yet due and payable) upon its assets or the assets of any Subsidiary. There is no "Section 382 limitation," as defined in Section 382(b) of the Code, currently applicable to its or its Subsidiaries' net operating loss, investment credit, or other tax attribute carryforwards. Neither it nor any of its Subsidiaries: (A) is a party to any tax sharing

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     agreement; or (B) is liable for the Tax obligations of any person other than it or one of its Subsidiaries.

     The term "Tax" (including, with correlative meaning, the terms "Taxes," and "Taxable") includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties, charges, fees, or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest with respect to such penalties and additions. The term "Tax Return" includes all federal, state, local and foreign returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

          (m) Labor Matters. Neither it nor any of its Subsidiaries is the subject of any material proceeding asserting that it or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization, nor is there pending or, to the actual knowledge of its Knowledgeable Executives, threatened, nor has there been for the past five years, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving it or any of its Subsidiaries, except in each case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it. None of the employees of PageNet or Arch or any of their respective Subsidiaries is subject to a collective bargaining agreement, no collective bargaining agreement is currently being negotiated, and no attempt is currently being made or during the past three (3) years has been made to organize any of its employees to form or enter into any labor union or similar organization.

          (n) Environmental Matters. Except as disclosed in its Reports filed prior to the date of this Agreement and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on it: (i) each of it and its Subsidiaries has complied with all applicable Environmental Laws; (ii) the properties currently owned or operated by it or any of its Subsidiaries (including soils, groundwater, surface water, buildings, or other structures) do not contain any Hazardous Substances; (iii) the properties formerly owned or operated by it or any of its Subsidiaries did not contain any Hazardous Substances during the period of ownership or operation by it or any of its Subsidiaries; (iv) neither it nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither it nor any Subsidiary has been associated with any release or threat of release of any Hazardous Substance; (vi) neither it nor any Subsidiary has received any notice, demand, letter, claim, or request for information alleging that it or any of its Subsidiaries may be in violation of or liable under any Environmental Law;
     (vii) neither it nor any of its Subsidiaries is subject to any orders, decrees, injunctions, or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and (viii) there are no circumstances or conditions involving it or any of its Subsidiaries that could reasonably be expected to result in any claims, liability, investigations, costs, or restrictions on the ownership, use, or transfer of any of its properties pursuant to any Environmental Law.

     The term "Environmental Law" means any Law relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources; (B) the handling, use, presence, disposal, release, or threatened release of any Hazardous Substance; or (C) noise, odor, wetlands, pollution, contamination, or any injury or threat of injury to persons or property or notifications to government agencies or the public in connection with any Hazardous Substance.

     The term "Hazardous Substance" means any substance that is listed, classified, or regulated pursuant to any Environmental Law, including any petroleum product or by-product, asbestos- containing material, lead-containing paint or plumbing, polychlorinated biphenyls, electromagnetic fields, microwave transmission, radioactive materials, or radon.

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          (o) Brokers and Finders.  Neither it nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Merger or the other transactions contemplated in this Agreement, except that: (i) PageNet has employed Houlihan Lokey Howard & Zukin Capital, Goldman, Sachs & Co. and Morgan Stanley Dean Witter as its financial advisors, the arrangements with which have been disclosed to Arch prior to the date of this Agreement; and (ii) Arch has employed Bear, Stearns & Co. Inc. as its financial advisor, the arrangements with which have been disclosed to PageNet prior to the date of this Agreement.


          (p) Computer Systems. Except as set forth in its Reports: (i) its computer system performs and shall perform properly all date-sensitive functions with respect to dates prior to and after December 31, 1999; and
     (ii) it has developed feasible contingency plans to ensure uninterrupted and unimpaired business operation in the event of a failure of its own or a third party's computer system or equipment on or about January 1, 2000 (including, those of vendors, customers, and suppliers, and a general failure of, or interruption in, its communications and delivery infrastructure).

          (q) FCC Licenses. Each of Arch and PageNet, and each of its respective Subsidiaries, is the authorized and legal holder of, or otherwise has all rights to, all Permits issued under or pursuant to the Communications Act, the FCC Regulations, and State Laws which are necessary for the operation of their respective businesses as presently operated, except as would not, individually or in aggregate, have a Materially Adverse Effect on it. All such Permits and licenses are validly issued and in full force and effect, except as would not, individually or in the aggregate, have a Material Adverse Effect on it. Each of Arch and PageNet, and each of its respective Subsidiaries, is in compliance in all respects with the terms and conditions of each such Permit and with all applicable Governmental Regulations, except where the failure to be in compliance would not have a Material Adverse Effect on it. There is not pending, and to the actual knowledge of the Knowledgeable Executives of Arch and PageNet, as applicable, any threatened, action by or before the FCC or any governmental or regulatory authority to revoke, suspend, cancel, rescind, or modify in any material respect any of such party's Permits rights under the Communications Act, the FCC Regulations or State Laws. Each party has made all regulatory filings required, and paid all fees and assessments imposed, by any Governmental Entity, and all such filings and the calculation of such fees, are accurate in all material respects, except where the failure to make such filing or pay such fees or assessments would not have a Material Adverse Effect on such party.

                                  ARTICLE VI.

                                   COVENANTS

     6.1.  Interim Operations.

     (a) PageNet covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Effective Time (unless Arch shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement, disclosed in the PageNet Disclosure Letter, or required by applicable Law):

          (i) Its business and the business of its Subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their reasonable best efforts to preserve their respective business organizations intact and maintain their respective existing relations and goodwill with customers, suppliers, regulators, distributors, creditors, lessors, employees and business associates;

          (ii) It shall not: (A) amend its certificate of incorporation or bylaws; (B) split, combine, subdivide or reclassify its outstanding shares of capital stock; (C) declare, set aside or pay any dividend payable in cash, stock or property with respect to any capital stock; or (D) repurchase, redeem or otherwise acquire, except in connection with existing commitments under PageNet Stock Plans but subject to PageNet's obligations under subparagraph (iii) below, or permit any of its

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     Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock;

          (iii) Neither it nor any of its Subsidiaries shall take any action that would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or that would cause any of its representations and warranties in this Agreement to become untrue in any material respect;

          (iv) Neither it nor any of its ERISA Affiliates shall: (A) accelerate, amend or change the period of exercisability of or terminate, establish, adopt, enter into, make any new grants or awards of stock-based compensation or other benefits under any Compensation and Benefit Plans;
     (B) amend or otherwise modify any Compensation and Benefit Plan; or (C) increase the salary, wage, bonus or other compensation of any directors, officers or key employees, except: (x) for grants or awards to directors, officers and employees of it or its Subsidiaries under existing Compensation and Benefit Plans in such amounts and on such terms as are consistent with past practice; (y) in the ordinary and usual course of its business (which may include normal periodic performance reviews and related compensation and benefit increases and the provision of individual PageNet Compensation and Benefit Plans consistent with past practice for promoted or newly hired officers and employees on terms consistent with past practice);or (z) for actions necessary to satisfy existing contractual obligations under Compensation and Benefit Plans existing as of the date of this Agreement;

          (v) Neither it nor any of its Subsidiaries shall incur, repay or retire prior to maturity or refinance any indebtedness for borrowed money or guarantee any such indebtedness or issue, sell, repurchase or redeem prior to maturity any debt securities or warrants or rights to acquire any debt securities or guarantee any debt securities of others, except (A) in the ordinary and usual course of its business, (B) for any refinancing of such indebtedness or debt securities on terms no less favorable in the aggregate to PageNet and which would not prevent, materially delay or materially impair PageNet's ability to consummate the transactions contemplated by this Agreement, and (C) for any retirement in exchange for PageNet Shares consistent with past practice;

          (vi) Neither it nor any of its Subsidiaries shall make any capital expenditures in an aggregate amount in excess of the aggregate amount reflected in PageNet's capital expenditure budget for the fiscal years ending December 31, 1999 and 2000, a copy of which has been provided to Arch;

          (vii) Neither it nor any of its Subsidiaries shall issue, deliver, sell, pledge or encumber shares of any class of its capital stock or any securities convertible or exchangeable into, or any rights, warrants or options to acquire, or any bonds, debentures, notes, or other debt obligations having the right to vote or that are convertible or exercisable for, any such shares, except PageNet may issue PageNet Shares in exchange for indebtedness or debt securities pursuant to clause (v) above;

          (viii) Neither it nor any of its Subsidiaries shall authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), or any purchase, sale, lease, license or other acquisition or disposition of any business or of a material amount of assets or securities, except for transactions entered into in the ordinary and usual course of its business, except for any acquisition of assets or any investment having a cash purchase price of $25,000,000 or less in any single instance and $50,000,000 or less in the aggregate where such acquisition or investment would not prevent, materially delay or materially impair PageNet's ability to consummate the transactions contemplated by this Agreement;

          (ix) PageNet shall not make any material change in its accounting policies or procedures, other than any such change that is required by GAAP;

          (x) PageNet shall not release, assign, settle or compromise any material claims or litigation in excess of $300,000 or make any material tax election or settle or compromise any material federal, state, local or foreign tax liability; and

          (xi) Neither it nor any of its Subsidiaries shall authorize or enter into any agreement to do any of the foregoing.

     (b) Arch covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Effective Time (unless PageNet shall otherwise approve in writing and except as otherwise expressly contemplated by this Agreement, disclosed in the Arch Disclosure Letter, or required by applicable Law):

          (i) Its business and the business of its Subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their reasonable best efforts to preserve their respective business organizations intact and maintain their respective existing relations and goodwill with customers, suppliers, regulators, distributors, creditors, lessors, employees and business associates;

          (ii) It shall not: (A) amend its certificate of incorporation or bylaws; (B) split, combine, subdivide or reclassify its outstanding shares of capital stock; (C) declare, set aside or pay any dividend payable in cash, stock or property with respect to any capital stock, except for a dividend that would be received by holders of PageNet Shares on an equivalent post-Merger basis per share of Arch Common Stock after the Effective Time; or (D) repurchase, redeem or otherwise acquire, except in connection with existing commitments under Arch Stock Plans but subject to Arch' obligations under subparagraph (iii) below, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock;

          (iii) Neither it nor any of its Subsidiaries shall take any action that would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or that would cause any of its representations and warranties in this Agreement to become untrue in any material respect;

          (iv) Neither it nor any of its ERISA Affiliates shall: (A) accelerate, amend or change the period of exercisability of or terminate, establish, adopt, enter into, make any new grants or awards of stock-based compensation or other benefits under any Compensation and Benefit Plans;
     (B) amend or otherwise modify any Compensation and Benefit Plan; or (C) increase the salary, wage, bonus or other compensation of any directors, officers or key employees, except: (x) for grants or awards to directors, officers and employees of it or its Subsidiaries under existing Compensation and Benefit Plans in such amounts and on such terms as are consistent with past practice; (y) in the ordinary and usual course of its business (which may include normal periodic performance reviews and related compensation and benefit increases and the provision of individual Arch Compensation and Benefit Plans consistent with past practice for promoted or newly hired officers and employees on terms consistent with past practice); or (z) for actions necessary to satisfy existing contractual obligations under its Compensation and Benefit Plans existing as of the date of this Agreement;

          (v) Neither it nor any of its Subsidiaries shall incur, repay or retire prior to maturity or refinance any indebtedness for borrowed money or guarantee any such indebtedness or issue, sell, repurchase or redeem prior to maturity any debt securities or warrants or rights to acquire any debt securities or guarantee any debt securities of others, except in (A) the ordinary and usual course of its business, (B) for any refinancing of such indebtedness or debt securities on terms no less favorable in the aggregate to Arch and which would not prevent, materially delay or materially impair Arch' or Merger Sub's ability to consummate the transactions contemplated by this Agreement, and (C) for any retirement in exchange for shares of Arch Common Stock consistent with past practice;

          (vi) Neither it nor any of its Subsidiaries shall make any capital expenditures in an aggregate amount in excess of the aggregate amount reflected in Arch' capital expenditure budget for the fiscal years ending December 31, 1999 and 2000, a copy of which has been provided to PageNet;

          (vii) Neither it nor any of its Subsidiaries shall issue, deliver, sell, pledge or encumber shares of any class of its capital stock or any securities convertible or exchangeable into, or any rights, warrants or options to acquire, or any bonds, debentures, notes, or other debt obligations having the right to vote or that are convertible or exercisable for, any such shares, except Arch may issue shares of Arch Common Stock issued in exchange for indebtedness or debt securities pursuant to clause
     (v) above;

          (viii) Neither it nor any of its Subsidiaries shall authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), or any purchase, sale, lease, license or other acquisition or disposition of any business or of a material amount of assets or securities, except for transactions entered into in the ordinary and usual course of its business, except for any acquisition of assets or any investment having a cash purchase price of $25,000,000 or less in any single instance and $50,000,000 or less in the aggregate where such acquisition or investment would not prevent, materially delay or materially impair Arch' or Merger Sub's ability to consummate the transactions contemplated by this Agreement;

          (ix) Arch shall not make any material change in its accounting policies or procedures, other than any such change that is required by GAAP;

          (x) Arch shall not release, assign, settle or compromise any material claims or litigation in excess of $300,000 or make any material tax election or settle or compromise any material federal, state, local or foreign tax liability; and

          (xi) Neither it nor any of its Subsidiaries shall authorize or enter into any agreement to do any of the foregoing.

     (c) Arch and PageNet agree that any written approval obtained under this
Section 6.1 must be signed, if on behalf of Arch, by the Chief Executive Officer or the Chief Financial Officer of Arch, or if on behalf of PageNet, by the Chairman of the Board and Chief Executive Officer or President and Chief Operating Officer of PageNet.


     (d) Notwithstanding any other provision hereof to the contrary, PageNet may, after the date hereof (i) issue, deliver, sell, pledge or encumber in arms-length transactions with unaffiliated third parties shares of any class of capital stock of the Distributed Subsidiary or any securities convertible or exchangeable into, or any rights, warrants or options to acquire, or any bonds, debentures, notes, or other debt obligations having the right to vote or that are convertible or exercisable for, any such shares of the Distributed Subsidiary, (ii) cause the Distributed Subsidiary to incur any indebtedness for borrowed money, if all proceeds thereof are used solely by the Distributed Subsidiary, (iii) transfer the assets set forth in the corresponding section of the PageNet Disclosure Letter to the Distributed Subsidiary, (iv) determine the form of security or securities representing the equity ownership of the Distributed Subsidiary to be distributed to the holders of PageNet Shares or PageNet Notes pursuant to Sections 6.18 and 6.22 of this Agreement and designate the rights and restrictions applicable to such securities, (v) establish an employee stock option, stock ownership or other similar plan and set aside common equity (of the same type as the Distributed Interests or any securities underlying such Distributed Interests) representing up to 20% of the equity ownership of the Distributed Subsidiary for such purpose, or (vi) enter into such transactions, arrangements or agreements with the Distributed Subsidiary on terms and conditions approved by Arch or cause the Distributed Subsidiary to enter into arms-length transactions, arrangements or agreements with third parties, in each case, as are reasonably necessary and appropriate to permit the Distributed Subsidiary to continue its business and operations in the ordinary course following the Merger; provided, that the taking of such action shall not cause Arch or the Surviving Corporation (other than through its ownership of capital stock in the Distributed Subsidiary after the Effective Time) to incur any liability or obligation which would not have been incurred by the Surviving Corporation pursuant to the Merger or the other transactions contemplated hereby. It is understood and agreed by the parties to this Agreement, that in the event that, prior to or at the Effective Time, PageNet shall take any action set forth in (i), (ii), (v) or (vi) above that reduces the aggregate amount of Distributed Interests available to be distributed to the parties, the distribution of the Distributed Interests will be ratably adjusted such that holders of PageNet Shares at the Vast Distribution Record Date and holders of PageNet Notes immediately prior to the Effective Time receive 80.5% of the remaining interests in the Distributed Subsidiary and the Surviving Corporation receives 19.5% of the remaining interests in the Distributed Subsidiary.

     6.2.  Acquisition Proposals.

     (a) Except as set forth in Section 6.1(d) of this Agreement, PageNet and Arch each agree that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that each shall direct and use its best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (PageNet or Arch, as the case may be, its respective Subsidiaries and their officers, directors, employees, agents and representatives being referred to as its "Representatives") not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, acquisition, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it, or any purchase or sale of the consolidated assets (including without limitation stock of Subsidiaries) of it or any of its Subsidiaries, taken as a whole, having an aggregate value equal to 10% or more of its assets, or any purchase or sale of, or tender or exchange offer for, 15% or more of its equity securities (any such proposal or offer being referred to as an "Acquisition Proposal"). PageNet and Arch further agree that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its Representatives not to, directly or indirectly, have any discussion with, or provide any confidential information or data to, any Person relating to, or in contemplation of, an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent PageNet, Arch or their respective Board of Directors from: (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal; (B) engaging in any discussions or negotiations with or providing any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person; or (C) subject to the obligation of (x) PageNet pursuant to Section 6.5(a) to duly convene a PageNet Stockholders Meeting at which a vote of the stockholders of PageNet shall be taken regarding the adoption of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement, and (y) Arch pursuant to Section 6.5(b) to duly convene a Arch Stockholders Meeting at which a vote of the stockholders of Arch shall be taken with respect to the matters set forth in Section 6.5(b) of this Agreement, recommending such an unsolicited bona fide written Acquisition Proposal to its stockholders if, and only to the extent that, with respect to the actions referred to in clauses (B) or (C): (i) its Board of Directors concludes in good faith (after consultation with its outside legal counsel and its financial advisor) that such Acquisition Proposal is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the transaction contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a "Superior Proposal");
(ii) its Board of Directors determines in good faith after consultation with outside legal counsel that such action is necessary for the Board of Directors to comply with its fiduciary duty to its stockholders under applicable Law; and
(iii) prior to providing any information or data to any Person in connection with a Superior Proposal by any such Person, its Board of Directors shall receive from such Person an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (as defined in Section 6.15); provided, that such confidentiality agreement shall contain terms that allow it to comply with its obligations under this Section 6.2.

     (b) PageNet and Arch each agree that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. PageNet and Arch each agree that it will take the necessary steps to promptly inform each of its Representatives of the obligations undertaken in Section 6.2(a). PageNet and Arch each agree that it will notify the other party immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such Person making such inquiry, proposal, offer or request and the substance of any such inquiries, proposals or offers. Such party thereafter shall keep the other informed, on a current basis, of the status and terms of any such inquiries, proposals or offers and the status of any such discussions or negotiations. PageNet and Arch each also agree that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of any Acquisition Proposal to return all confidential information heretofore furnished to such Person by, or on behalf of, it or any of its Subsidiaries.


     6.3. The Certificate Amendments. Arch shall take all actions necessary (subject to applicable law and any necessary stockholder approval) to adopt the Certificate Amendments. The Certificate Amendments shall provide for an increase in the authorized number of shares of Arch Common Stock to an amount sufficient to effectuate the actions contemplated hereby and, if Arch so elects, may provide for the conversion of each share of Arch Class B Common Stock into one share of Arch Common Stock. Some or all of the Certificate Amendments may, in the discretion of Arch, be made contingent upon the consummation of the Merger or the Alternative Merger (as the case may be).


     6.4. Information Supplied. PageNet and Arch each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in: (i) the Registration Statement on Form S-4 to be filed with the SEC by Arch in connection with the issuance of shares of Arch Common Stock in the Merger (including the joint proxy statement and prospectus (the "Prospectus/Proxy Statement") constituting a part thereof) (the "S-4 Registration Statement") will, at the time the S-4 Registration Statement becomes effective under the Securities Act; and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of each of the PageNet Stockholders Meeting and the Arch Stockholders Meeting to be held in connection with the Merger, in any such case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any information relating to Arch or PageNet, or any of their respective affiliates (as defined in SEC Rule 12b-2), officers or directors, is discovered by Arch or PageNet which should be set forth in an amendment or supplement to any of the S-4 Registration Statement or the Prospectus/Proxy Statement, so that any of such documents would not include any misstatement of a material fact or would omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties to this Agreement and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of PageNet and Arch.

     6.5.  Stockholders Meetings.

     (a) PageNet will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of its stockholders (the "PageNet Stockholders Meeting") as promptly as practicable after the S-4 Registration Statement is declared effective to consider and vote upon the adoption of this Agreement, and to approve the Merger, an amendment to the PageNet certificate of incorporation to increase the number of PageNet Shares authorized to an amount sufficient to complete the transactions contemplated by this Agreement and the other transactions contemplated by this Agreement. PageNet will take all necessary action to obtain the adoption of this Agreement, the approval of the Merger, the amendment to the PageNet certificate of incorporation to increase the number of PageNet Shares authorized to the amount sufficient to complete the transactions contemplated by this Agreement and the other transactions contemplated by this Agreement by the holders of the PageNet Shares (the "PageNet Stockholders Approval"). The Board of Directors of PageNet shall: (i) recommend that the stockholders adopt this Agreement and thereby approve the Merger and the other transactions contemplated by this Agreement (including without limitation adoption of the Prepackaged Plan and authorization of the Bankruptcy Case) and the amendment to the PageNet certificate of incorporation to increase the number of PageNet Shares authorized to the amount sufficient to complete the transactions contemplated by this Agreement; and (ii) take all lawful action to solicit such adoption and approval; provided, however, that PageNet's Board of Directors may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation to the extent that PageNet's Board of Directors determines in good faith, after consultation with outside legal counsel, that such withdrawal, modification or change of its recommendation is required by its fiduciary duties to PageNet's stockholders under applicable Law; provided, further, that, unless this Agreement is terminated by Arch pursuant to Section 8.4, PageNet shall, as promptly as practicable after the S-4 Registration Statement is declared effective, duly convene and complete the PageNet Stockholders Meeting regarding the adoption of this Agreement and the approval of the Merger, the amendment to the PageNet certificate of incorporation set forth above and the other transactions contemplated by this Agreement, regardless of whether PageNet's Board of Directors has withdrawn, modified, or changed its recommendation to the stockholders regarding the adoption of this Agreement or the approval of the Merger, the amendment to the PageNet certificate of incorporation set forth above or the other transactions contemplated by this Agreement prior to such PageNet Stockholders Meeting. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, PageNet shall not be required to convene a PageNet Stockholders Meeting after (x) the Bankruptcy Case has commenced or (y) PageNet stipulates to bankruptcy relief after the occurrence of an Involuntary Insolvency Event pursuant to Section 6.19(a)(v) hereof.


     (b) Arch will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of its stockholders (the "Arch Stockholders Meeting") as promptly as practicable after the S-4 Registration Statement is declared effective to (i) consider and vote upon (A) the Certificate Amendments and the issuance of shares of Arch Common Stock pursuant to the Merger, the conversion of the Arch Class B Common Stock (if Arch elects to have such shares converted pursuant to the Certificate Amendments) and the Arch Exchange Offer or (B) if the Alternative Merger is elected pursuant to Section 4.5 and Arch is a party to the Alternative Merger, the adoption of this Agreement and the approval of the Alternative Merger and the other transactions contemplated by this Agreement (including the actions contemplated by the Certificate Amendments, which may be effectuated pursuant to a certificate of merger filed in connection with such Alternative Merger); and
(ii) to approve any actions necessary pursuant to Section 3.1 hereof (with respect to all matters other than the approval of the conversion of the Arch Class B Common Stock pursuant to the Certificate Amendment, the "Arch Stockholder Approval"). Arch will take all necessary action to obtain such consents and approvals. The Board of Directors of Arch shall: (i) recommend that the stockholders adopt the Certificate Amendments and approve the issuance of Arch Common Stock pursuant to the Merger, the conversion of the Arch Class B Common Stock (if Arch elects to have such shares converted pursuant to the Certificate Amendments) and the Arch Exchange Offer (or this Agreement and the Alternative Merger if Arch is a party to the Alternative Merger) and the other transactions contemplated by this Agreement; and (ii) take all lawful action to solicit such adoption; provided, however, that Arch' Board of Directors may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation to the extent that Arch' Board of Directors determines in good faith, after consultation with outside legal counsel, that such withdrawal, modification or change of its recommendation is required by its fiduciary duties to Arch' stockholders under applicable Law; provided, further, that, unless this Agreement is terminated by PageNet pursuant to Section 8.3, Arch shall, as promptly as practicable after the S-4 Registration Statement is declared effective, duly convene and complete the Arch Stockholders Meeting regarding the adoption of the Certificate Amendments and the issuance of shares of Arch Common Stock pursuant to the Merger, the conversion of the Arch Class B Common Stock (if Arch elects to have such shares converted pursuant to the Certificate Amendments) and the Arch Exchange Offer (or this Agreement and the Alternative Merger if Arch is a party to the Alternative Merger) and the other transactions contemplated by this Agreement, regardless of whether Arch' Board of Directors has withdrawn, modified, or changed its recommendation to the stockholders regarding the adoption of the Certificate Amendments and the issuance of shares of Arch Common Stock pursuant to the Merger, the conversion of the Arch Class B Common Stock (if Arch elects to have such shares converted pursuant to the Certificate Amendments) and the Arch Exchange Offer (or this Agreement and the Alternative Merger if Arch is a party to the Alternative Merger) or the other transactions contemplated by this Agreement prior to such Arch Stockholders Meeting.

     6.6.  Filings; Other Actions; Notification.

     (a) Arch and PageNet shall promptly prepare and file with the SEC the Prospectus/Proxy Statement, and Arch shall prepare and file with the SEC the S-4 Registration Statement as promptly as practicable. Arch and PageNet each shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable and on the same day as each of the Exchange Registration Statements, and promptly thereafter mail the Prospectus/Proxy Statement to the stockholders of Arch and PageNet. Arch shall also use its reasonable best efforts to obtain prior to the effective date of the S-4 Registration Statement all necessary state securities law or "blue sky" permits and approvals required in connection with the Merger and the other transactions contemplated by this Agreement and will pay all expenses incident thereto. Each party shall notify the other of the receipt of the comments of the SEC and of any requests by the SEC for amendments or supplements to the Prospectus/Proxy Statement or the S-4 Registration Statement or for additional information and shall promptly supply one another with copies of all correspondence between any of them (or their Representatives) and the SEC (or its staff) with respect thereto. If, at any time prior to either of the Arch Stockholders Meeting or the PageNet Stockholders Meeting, any event shall occur relating to or affecting Arch, PageNet, or their respective officers or directors, which event should be described in an amendment or supplement to the Prospectus/Proxy Statement or the S-4 Registration Statement, the parties shall promptly inform one another and shall cooperate in promptly preparing filing and clearing with the SEC and, if required by applicable securities laws, mailing to Arch' or PageNet's stockholders, as the case may be, such amendment or supplement.

     (b) PageNet and Arch each shall use its respective reasonable best efforts to cause to be delivered to the other party and its directors a letter of its independent auditors, dated: (i) the date on which the S-4 Registration Statement and the Exchange Registration Statements shall become effective; and
(ii) the Closing Date, and addressed to the other party and its directors, in form and substance customary for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement and the Exchange Registration Statements.

     (c) PageNet and Arch shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts: (i) to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger, the Exchange Offers and the other transactions contemplated by this Agreement (including, if necessary, the Prepackaged Plan) as soon as practicable, including: (A) obtaining opinions of their respective attorneys referred to in Article VII below; (B) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents; and (C) instituting court actions or other proceedings necessary to obtain the approvals required to consummate the Merger, the Exchange Offers or the other transactions contemplated by this Agreement or defending or otherwise opposing all court actions or other proceedings instituted by a Governmental Entity or other Person under the Governmental Regulations for purposes of preventing the consummation of the Merger, the Exchange Offers and the other transactions contemplated by this Agreement; and (ii) to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger, the Exchange Offers or any of the other transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.5 shall require either Arch or PageNet to agree to any divestitures or hold separate or similar arrangements if such divestitures or arrangements would reasonably be expected to have a material adverse effect on Arch or PageNet, or a material adverse effect on the expected benefits of the Merger to it. Neither Arch nor PageNet will agree to any divestitures or hold separate or similar arrangements without the prior written approval of the other party. Subject to applicable laws relating to the exchange of information, Arch and PageNet shall have the right to review in advance, and to the extent practicable each will consult the other party on, all the information relating to Arch or PageNet, as the case may be, and any of their respective

Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of PageNet and Arch shall act reasonably and as promptly as practicable.

     (d) PageNet and Arch each shall, upon request by the other party, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement, the Exchange Registration Statements or any other statement, filing, notice or application made by, or on behalf of, Arch, PageNet or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger, the Exchange Offers and the transactions contemplated by this Agreement.

     (e) PageNet and Arch each shall keep the other party apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other party with copies of notices or other communications received by Arch or PageNet, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger, the Exchange Offers and the other transactions contemplated by this Agreement. Each of PageNet and Arch shall give prompt notice to the other party of any change that is reasonably likely to result in a Material Adverse Effect on it or of any failure of any conditions to the other party's obligations to effect the Merger set forth in Article VII.

     (f) Each of PageNet and Arch agrees that if a bona fide Acquisition Proposal is made to acquire shares of the other party to this Agreement, then upon the request of the party not receiving the Acquisition Proposal, the party receiving the Acquisition Proposal will cooperate with the other party to this Agreement to make such filings and take such other actions as may be permitted or required under the FCC's Policy Statement in Tender Offers and Proxy Contests, in order to allow the parties to this Agreement to take all steps as are necessary to consummate the transactions contemplated hereby pending FCC approval of the transaction.

     6.7. Access; Consultation. Upon reasonable notice, and except as may be prohibited by applicable Law, PageNet and Arch each shall (and shall cause its Subsidiaries to) afford the other and its respective Representatives, reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other party all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this section shall affect or be deemed to modify any representation or warranty made by PageNet or Arch under this Agreement; and provided, further, that the foregoing shall not require PageNet or Arch to permit any inspection, or to disclose any information, that in the reasonable judgment of PageNet or Arch, as the case may be, would result in the disclosure of any trade secrets of it or third parties, or violate any of its obligations with respect to confidentiality if PageNet or Arch, as the case may be, shall have used all reasonable efforts to obtain the consent of such third party to such inspection or disclosure. All requests for information made pursuant to this section shall be directed to an executive officer of PageNet or Arch, as the case may be, or such Person as may be designated by any such executive officer, as the case may be.

     6.8. Affiliates. PageNet shall deliver to Arch a letter identifying all Persons whom PageNet believes to be, at the date of its Stockholders Meeting, affiliates of PageNet for purposes of Rule 145 under the Securities Act ("Rule 145 Affiliates"). PageNet shall use all reasonable efforts to cause each Person who is identified as a Rule 145 Affiliate in the letter referred to above to deliver to Arch on or prior to the date of such party's respective Stockholders Meeting a written agreement, in the form attached as Exhibit C (the "PageNet Affiliates Agreement"). Prior to the Effective Time, PageNet shall use all reasonable efforts to cause each additional Person who is identified as a Rule 145 Affiliate after the date of its Stockholders Meeting to execute the applicable written agreement as set forth in this Section 6.8, as soon as practicable after such Person is identified.

     6.9. Stock Exchange Listing. Arch shall use its reasonable best efforts to file a notification for listing of additional shares with respect to the shares of Arch Common Stock to be issued pursuant to the Merger, Arch Exchange Offer and pursuant to the Certificate Amendments with the Nasdaq Stock Market ("NASDAQ") on or prior to the Closing Date.


     6.10. Publicity. The initial press release with respect to the Merger shall be a joint press release. Thereafter PageNet and Arch shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger, the Exchange Offers and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any securities exchange) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with, or rules of, any securities exchange.

     6.11.  Benefits.

     (a) Stock Options.

          (i) At the Effective Time, each outstanding option to purchase PageNet Shares (a "PageNet Option") under PageNet Stock Plans, and which has not vested prior to the Effective Time, shall become fully exercisable and vested as of the Effective Time. At the Effective Time, each PageNet Option shall be converted to an option to acquire, on the same terms and conditions as were applicable under such PageNet Option, the same number of shares of Arch Common Stock as the holder of such PageNet Option would have been entitled to receive pursuant to the Merger had such holder exercised such PageNet Option in full immediately prior to the Effective Time (rounded down to the nearest whole number) (a "Substitute Option"), at an exercise price per share (rounded to the nearest whole cent) equal to: (y) the aggregate exercise price for PageNet Shares otherwise purchasable by such holder pursuant to such PageNet Option; divided by (z) the number of full shares of Arch Common Stock deemed purchasable pursuant to such PageNet Option in accordance with the foregoing.

          (ii) Notwithstanding the foregoing provisions, in the case of any option to which Code Section 421 applies, the option price, the number of shares subject to such option, and the terms and conditions of exercise of such option shall be determined in order to comply with Code Section 424(a). As promptly as practicable after the Effective Time, Arch shall deliver to the participants in PageNet Stock Plans appropriate notices setting forth such participants' rights pursuant to the Substitute Options.

          (iii) With respect to each of the directors and officers of PageNet identified in Section 6.11(a)(iii) of the PageNet Disclosure Letter (each, a "Section 16 Person"), the full Board of Directors of PageNet shall approve the disposition by each such Section 16 Person of the PageNet equity securities (including derivative securities) set forth next to such
     Section 16 Person's name in Section 6.11(a)(iii) of the PageNet Disclosure Letter and the full Board of Directors of Arch shall approve the acquisition by each such Section 16 Person of the Arch equity securities (including derivative securities) set forth next to such Section 16 Person's name in Section 6.11(a)(iii) of the PageNet Disclosure Letter. Each such approval shall specify, in the form set forth in Section 6.11(a)(iii) of the PageNet Disclosure Letter, the material terms of the derivative securities and each such approval shall specify that the approval is granted for purposes of exempting the transaction under Rule 16b-3 under the Exchange Act.

     (b) Conversion and Registration. At or prior to the Effective Time, PageNet shall make all necessary arrangements with respect to PageNet Stock Plans to permit the conversion of the unexercised PageNet Options into Substitute Options pursuant to this section and, as soon as practicable after the Effective Time, Arch shall use its reasonable best efforts to register under the Securities Act on Form S-8 or other appropriate form (and use its best efforts to maintain the effectiveness thereof) shares of Arch Common Stock issuable pursuant to all Substitute Options.

     (c) Amendment to 401(k) Plan.  Prior to the Effective Time, PageNet shall
(i) amend the PageNet Employees Savings Plan and the related trust to prohibit the investment of Employer Salary Reduction

Contributions in equity securities of PageNet (ii) deregister interests under such plan and any registered but unsold equity securities of PageNet under the Securities Act of 1933 and the Exchange Act.

     6.12. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger, the Exchange Offers and the other transactions contemplated by this Agreement shall be paid by the party incurring such cost and expense, except that costs and expenses incurred in connection with the filing fee for the S-4 Registration Statement and the Exchange Registration Statements, printing and mailing the Prospectus/Proxy Statement, the S-4 Registration Statement and the Exchange Registration Statements, and the filing fees under the HSR Act, any other filings fees under any Governmental Regulations, and any filings fees in connection with obtaining approvals under the Communications Act, FCC Regulations and State Laws shall be shared equally by Arch and PageNet.

     6.13.  Indemnification; Directors' and Officers' Insurance.

     (a) For six years from and after the Effective Time, Arch will indemnify and hold harmless each present and former director and officer of PageNet (solely when acting in such capacity) determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at, or prior to, the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that PageNet would have been permitted under Delaware law and its certificate of incorporation or bylaws in effect on the date of this Agreement to indemnify such Person (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a) of this Section 6.13 shall promptly notify Arch, upon learning of any such claim, action, suit, proceeding or investigation, but the failure to so notify shall not relieve Arch of any liability it may have to such Indemnified Party if such failure does not materially prejudice the ability of Arch to defend such claims. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Arch shall have the right to assume the defense thereof and Arch shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Arch elects not to assume such defense or counsel for the Indemnified Parties advises that there are actual conflicts of interest between Arch and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Arch shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Arch shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction (unless there is such an actual conflict of interest), (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Arch shall not be liable for any settlement effected without its prior written consent.

     (c) Arch shall maintain a policy of officers' and directors' liability insurance for acts and omissions occurring prior to the Effective Time ("D&O Insurance") with coverage in amount and scope at least as favorable as PageNet's existing directors' and officers' liability insurance coverage for a period of six years after the Effective Time; provided, however, if the existing D&O Insurance expires, is terminated or canceled, or if the annual premium therefor is increased to an amount in excess of 200% of the last annual premium paid prior to the date of this Agreement (the "Current Premium"), in each case during such six year period, Arch will use its best efforts to obtain D&O Insurance in an amount and scope as great as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200% of the Current Premium. The provisions of this Section 6.13(c) shall be deemed to have been satisfied if prepaid policies shall have been obtained by PageNet prior to the Closing, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on, or prior to, the Effective Time, including, without limitation, with respect to the transactions contemplated by this Agreement. If such prepaid policies shall have been obtained by PageNet prior to the Closing, then Arch shall maintain such policies in full force and effect and shall continue to honor PageNet's obligations thereunder.

     (d) If Arch or any of its successors or assigns: (i) shall consolidate with, or merge into, any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of Arch shall assume all of the obligations set forth in this section. At the Effective Time, Arch shall assume and be bound by all of PageNet's indemnity obligations with respect to officers, directors and employees of corporations it previously acquired that are identified in the corresponding section of the PageNet Disclosure Letter.

     (e) The provisions of this section are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

     6.14. Takeover Statute. If any Takeover Statute or similar statute or regulation is or may become applicable to this Agreement or to the other transactions contemplated hereby or thereby, each of the parties and its Board of Directors shall grant such approvals and take all such actions as are legally permissible so that the transactions contemplated under such agreements may be consummated as promptly as practicable on the terms contemplated under such agreements and otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated under such agreements.

     6.15. Confidentiality. PageNet and Arch each acknowledges and confirms that it has entered into a Confidentiality Agreement, dated as of August 26, 1999 (the "Confidentiality Agreement"), and that the Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

     6.16. Tax-Free Reorganization. Arch, Merger Sub and PageNet shall each use its best efforts to cause the Merger to be treated as a reorganization with the meaning of Section 368(a) of the Code and to obtain an opinion of its respective counsel as contemplated by Sections 7.2(d) and 7.3(d), respectively.

     6.17. Senior Credit Facilities. PageNet and Arch shall use their reasonable best efforts to secure, through the amendment or restatement of their respective current credit facilities, through a new credit facility or through the operation of the Prepackaged Plan, or any combination of the foregoing, senior secured debt financing in an amount not less than $1.3 billion on terms reasonably acceptable to the parties to this Agreement. Simultaneously with the Exchange Offers, PageNet shall solicit the consent of the holders of PageNet's senior credit facilities (the "PageNet Secured Creditors") to the Prepackaged Plan. The solicitation of the PageNet Secured Creditors shall be made in accordance with the standards and requirements set forth in Section 6.18(e).

     6.18.  The Exchange Offers.

     (a) Provided that nothing shall have occurred that would result in a failure to satisfy any other conditions set forth in Section 6.18(b) of this Agreement, Arch and PageNet shall, as promptly as practicable, commence separate exchange offers (the "Arch Exchange Offer" and the "PageNet Exchange Offer" and together, the "Exchange Offers") to issue an aggregate of up to: (i) 29,651,984 shares of Arch Common Stock in exchange for the $448.4 million in aggregate principal amount of Arch' 10 7/8% Senior Discount Notes due March 15, 2008 issued under and pursuant to an Indenture, dated as of March 12, 1996, between Arch and IBJ Schroder Bank & Trust Company, as Trustee (the "Arch Notes"); and
(ii) in the case of PageNet, 616,830,757 PageNet Shares and, subject to Section 6.1(d) of this Agreement, Distributed Interests representing 68.9% of the equity ownership in the Distributed Subsidiary in exchange for the $1.2 billion in aggregate principal amount, together with all accrued interest thereon, of: (x) 10% Senior Subordinated Notes Due October 15, 2008 issued under and pursuant to an Indenture, dated as of July 15, 1995, between PageNet and Shawmut Bank, N.A., as Trustee, as supplemented by a

Second Supplemental Indenture, dated as of October 15, 1996, between PageNet and Fleet National Bank; (y) 10.125% Senior Subordinated Notes Due August 1, 2007 issued under and pursuant to an Indenture, dated as of July 15, 1995, between PageNet and Shawmut Bank, N.A., as Trustee, as supplemented by a First Supplemental Indenture, dated as of July 15, 1995, between PageNet and Shawmut Bank, N.A.; and (z) 8.875% Senior Subordinated Notes Due February 1, 2006 issued under and pursuant to an Indenture, dated as of January 15, 1994, between PageNet and Shawmut Bank, N.A., as Trustee, as supplemented by a First Supplemental Indenture, dated as of January 15, 1994, between PageNet and Shawmut Bank, N.A. (collectively, the "PageNet Notes" and together with the Arch Notes, the "Notes"). In the Exchange Offers, (i) Arch will offer to exchange
66.1318 shares of Arch Common Stock for each $1,000 principal amount, together with all accreted or accrued interest thereon, of outstanding Arch Notes and
(ii) PageNet will offer to exchange a pro rata portion of 616,830,757 PageNet Shares and, subject to Section 6.1(d) of this Agreement, Distributed Interests representing the portion of such equity ownership in the Distributed Subsidiary equal to 68.9% of the total equity ownership of the Distributed Subsidiary for each PageNet Note (such pro rata portion to be computed immediately prior to the Effective Time by dividing the principal amount, together with all accrued interest thereon, of each PageNet Note by the principal amount, together with all accrued interest thereon, of all PageNet Notes). Calculations of share amounts for such purpose will be rounded down to the nearest whole share and no fractional shares of Arch Common Stock or PageNet Shares will be issued for Notes.


     (b) The obligations of PageNet under the PageNet Exchange Offer shall be subject to the satisfaction of the conditions to the consummation of the Merger set forth in Article VII of this Agreement and shall be subject to the further condition that not less than 97.5% of the aggregate outstanding principal amount of PageNet Notes and not less than a majority of the outstanding principal amount of each series of PageNet Notes shall have been validly tendered in accordance with the terms of the PageNet Exchange Offer prior to the expiration date of the PageNet Exchange Offer and not withdrawn (such 97.5% of the outstanding principal amount of the PageNet Notes and not less than a majority of the outstanding principal amount of each series of PageNet Notes tendered and not withdrawn being herein referred to as the "PageNet Minimum Condition"). Except as otherwise provided in this Agreement, no term or condition of the Exchange Offers may be amended or modified without the written consent of the parties hereto, which consent shall not be unreasonably withheld.


     (c) Holders of Notes who tender into the Exchange Offers will be required, as a condition to a valid tender, to give their consent (the "Note Consents") with respect to all Notes tendered by them to, with respect to the PageNet Notes, the Prepackaged Plan and, with respect to all Notes (including the Arch Notes), the following amendments to the respective indenture or supplemental indentures, together with such additional amendments thereto or waivers thereof as shall be determined and consented to by each of Arch and PageNet to be necessary or desirable (the "Indenture Amendments"): (i) amendment of each such indenture to the extent necessary, if any, to permit the completion of the Merger, the Prepackaged Plan and the other transactions contemplated by this Agreement; and (ii) amendments to eliminate (A) any covenants which may be modified or eliminated by majority vote of the Notes, including without limitation any covenants which restrict (s) the sale of assets, (t) any change of control, (u) the incurrence of indebtedness, (v) the making of restricted payments, (w) the existence of limitations on distributions by subsidiaries, (x) the existence of liens, (y) transactions with affiliates or related persons or
(z) the issuance and sale of stock of subsidiaries, (B) any events of default which relate to (x) the non-payment or acceleration of other indebtedness (or notification of foreclosure proceedings with respect to property secured by other indebtedness), (y) the failure to discharge judgments for the payment of money, or (z) the bankruptcy or insolvency of subsidiaries, and (C) any provisions which condition mergers or consolidations on compliance with any financial criteria. Such holders will also be required, as a condition to a valid tender, to waive (the "Note Waivers") any and all existing defaults on or with respect to the Notes and any and all rights to rescind their acceptance of the Exchange Offer after the Exchange Offers Expiration Date (as defined in
Section 6.18(h) hereof), such waiver of rescission rights to be subject, however, to their withdrawal rights under applicable law and regulations, or to claim any payments relating to the Notes tendered under applicable law and regulations, and for any other relief, legal or equitable, based on any possible future judicial, administrative or other governmental or legal determination that the Note Consents or the adoption of any of the Indenture Amendments are invalid or unenforceable. Notwithstanding anything to the contrary herein, the Note Waivers shall not be deemed to cover claims for violations of federal or state securities laws relating to the Exchange Offers.

     (d) PageNet and Arch each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in: (i) (x) the Registration Statement on Form S-4 to be filed with the SEC by Arch in connection with the issuance of shares of Arch Common Stock in the Arch Exchange Offer (including the consent solicitation and prospectus (the "Arch Exchange Prospectus" constituting a part thereof) (the "Arch Exchange Registration Statement")) and (y) the Registration Statement on Form S-4 to be filed with the SEC by PageNet in connection with the issuance of PageNet Shares and Distributed Interests in the PageNet Exchange Offer (including the consent solicitation and prospectus (the "PageNet Exchange Prospectus" and, together with the Arch Exchange Statement, the "Exchange Prospectuses" constituting a part thereof) (the "PageNet Exchange Registration Statement" and, together with the Arch Exchange Registration Statement, the "Exchange Registration Statements")) will, at the time the Exchange Registration Statements become effective under the Securities Act; and (ii) the Exchange Prospectuses and any amendment or supplement thereto will, at the date of mailing to noteholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any information relating to Arch or PageNet, or any of their respective affiliates (as defined in SEC Rule 12b-2), officers or directors, is discovered by Arch or PageNet which should be set forth in an amendment or supplement to any of the Exchange Registration Statements or the Exchange Prospectuses, so that any of such documents would not include any misstatement of a material fact or would omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties to this Agreement and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the noteholders.

     (e) The PageNet Exchange Prospectus sent to the holders of the PageNet Notes in connection with the PageNet Exchange Offer will also constitute a disclosure statement for the purpose of soliciting the acceptances of such holders for the Prepackaged Plan (as defined in Section 6.19). PageNet and Arch shall consult with each other prior to sending the PageNet Exchange Prospectus to the holders of the PageNet Notes for purposes of ensuring that such materials comply with the disclosure requirements of the Bankruptcy Code and other applicable law insofar as they relate to prepackaged plans.

     (f) Arch and PageNet shall promptly prepare Exchange Prospectuses, and shall prepare and file with the SEC the Exchange Registration Statements as promptly as practicable. Arch and PageNet each shall use its reasonable best efforts to have each of the Exchange Registration Statements declared effective under the Securities Act as promptly as practicable and on the same day as the S-4 Registration Statement, and promptly thereafter mail the Exchange Prospectuses to the noteholders of Arch and PageNet. Each party shall notify the other of the receipt of the comments of the SEC and of any requests by the SEC for amendments or supplements to the Exchange Prospectuses or the Exchange Registration Statements or for additional information and shall promptly supply one another with copies of all correspondence between any of them (or their Representatives) and the SEC (or its staff) with respect thereto. If, at any time prior to the expiration date of the Exchange Offers, any event shall occur relating to or affecting Arch, PageNet, or their respective officers or directors, which event should be described in an amendment or supplement to the Exchange Prospectuses or the Exchange Registration Statements, the parties shall promptly inform one another and shall cooperate in promptly preparing, filing and clearing with the SEC and, if required by applicable securities laws, mailing to Arch' or PageNet's noteholders, as the case may be, such amendment or supplement.

     (g) Provided the conditions to the Exchange Offers referred to in Section 6.18(b) above have been satisfied or waived and Arch or PageNet, as the case may be, has accepted for exchange Notes properly tendered and not withdrawn, Notes that are not tendered into or accepted in the Exchange Offers will remain outstanding as obligations of Arch or the Surviving Corporation, as the case may be, after consummation of the Merger and Arch or the Surviving Corporation, as the case may be, alone shall be obligated to comply with the terms thereof, except as may otherwise be provided in the Prepackaged Plan or the Final Confirmation Order (as defined in Section 6.19) if the Bankruptcy Case (as defined in Section 6.19) is commenced. Such Notes shall be modified only to the extent provided in the Indenture Amendments and the Note Consents.


     (h) The Exchange Offers will expire at 12:00 midnight, New York City time, on the thirty-fifth calendar day after such commencement, or, consistent with this Agreement and the provisions of Section 6.19, at such later time and date as PageNet and Arch shall select consistent with applicable law and regulations (the "Exchange Offers Expiration Date").


     (i) The Arch Common Stock or PageNet Shares and Distributed Interests, as the case may be, to be issued in exchange for the Notes tendered and accepted in the Exchange Offers will be so issued only after timely receipt by the exchange agent selected jointly by Arch and PageNet (the "Notes Exchange Agent") of: (i) certificates for all physically delivered Notes in proper form for transfer, or timely confirmation of book-entry transfer of such Notes for such purposes; (ii) a properly completed and duly executed letter of transmittal in the form provided on behalf of Arch or the Surviving Corporation, as the case may be, for such purpose; (iii) a duly executed form of Note Consent and Note Waiver; and
(iv) any other documents required by the letter of transmittal.

     (j) For purposes of the Exchange Offers, Arch or PageNet, as the case may be, shall be deemed to have accepted for exchange the tendered Notes as, if and when Arch or PageNet, as the case may be, gives oral or written notice to the Notes Exchange Agent of such party's acceptance of such Notes for exchange. Each of Arch and PageNet agree to simultaneously accept for exchange the Notes pursuant to their respective Exchange Offers. The Notes Exchange Agent will act as agent for the tendering holders for the purpose of receiving the Notes and transmitting the Arch Common Stock, PageNet Shares or Distributed Interests, as the case may be, in exchange therefor.

     (k) Arch and PageNet shall jointly establish such additional procedures and requirements with respect to the conduct of the Exchange Offers and shall cause the same to be communicated to holders of the Notes in such manner as they shall determine to be necessary or appropriate, including procedures and requirements as may be necessary to obtain confirmation of the Prepackaged Plan if the Bankruptcy Case is commenced. All questions concerning the timeliness, validity, form, eligibility, and acceptance for exchange or withdrawal of any tender of the Notes pursuant to any of the procedures described herein or any additional procedures established by the parties shall be determined jointly by the parties, whose determinations shall be final and binding. Arch and PageNet, as the case may be, also reserve in connection with their respective Exchange Offers, the absolute right to: (i) waive any defect or irregularity in any tender with respect to any particular Note or any particular holder; (ii) permit a defect or irregularity to be corrected within such time as it may determine; or (iii) reject the purported tender of any Note and interest coupons appertaining thereto. Tenders shall not be deemed to have been received or accepted until all defects and irregularities have been cured or waived within such time as Arch or PageNet, as the case may be, may determine in its sole discretion. None of Arch, PageNet or the Notes Exchange Agent or any other person shall be under any duty to give notification of any defects or irregularities relating to tenders or incur any liability for failure to give such notification.

     (l) Each of PageNet and Arch shall accept the Notes tendered in their respective Exchange Offer as of immediately prior to the Effective Time.

     (m) Promptly upon receipt of the consents of the holders of at least a majority of the outstanding principal amount of a series of Notes, Arch or PageNet, as the case may be, shall execute the applicable supplemental indenture to be effective as of the Effective Time.

     6.19.  Bankruptcy Provisions.  As used in this Agreement, the term:

     "Bankruptcy Case" shall mean the bankruptcy case filed or stipulated to by PageNet and its Subsidiaries under Chapter 11 of the Bankruptcy Code pursuant to the terms hereof;

     "Bankruptcy Code" shall mean Title 11 of the United States Code, 11 U.S.C.sec.101 et seq., as now in effect or hereafter amended;

     "Bankruptcy Court" shall mean the court in which the Bankruptcy Case may be filed or otherwise administered, including any court to which the Bankruptcy Case may be transferred at any time under applicable law. PageNet and Arch hereby agree that the U.S. Bankruptcy Court for the District of Delaware is the appropriate venue for the Bankruptcy Case and that if the Bankruptcy Case is filed by PageNet it will be filed in the District of Delaware;

     "Exit Financing" shall mean the senior secured debt financing referred to in Section 6.17 hereof;

     "Final Confirmation Order" shall mean an order of the Bankruptcy Court confirming the Prepackaged Plan in form and substance reasonably acceptable to PageNet and Arch, which has not been amended, modified and added to without the express consent of PageNet and Arch and as to which order as of the Effective Time there is no stay or injunction;


     "Initial Determination Date" shall mean the date which is 35 calendar days after the date upon which the S-4 Registration Statement and the PageNet Exchange Registration Statement are declared effective by the SEC;


     "Interim Financing" shall mean debt financing in an amount and on terms reasonably acceptable to Arch and appropriate to permit PageNet to continue its business and operations in the ordinary course following the filing of the Bankruptcy Case;

     "Prepackaged Plan" shall mean the "prepackaged" plan of reorganization for PageNet and its Subsidiaries that (1) is prepared by PageNet and its Subsidiaries in accordance with, and intended by PageNet and its Subsidiaries to be confirmed under, the provisions of Chapter 11 of the Bankruptcy Code (including the confirmation requirements set forth in Section 1129 thereof), (2) consists of terms, conditions and provisions that are mutually acceptable to Arch and PageNet (it being understood and agreed by PageNet and Arch that neither party will unreasonably withhold its consent to proposed amendments to non-material provisions of the Prepackaged Plan) and are not inconsistent with the terms, conditions and provisions of this Agreement, (3) is included in the SEC disclosure materials sent to holders of the PageNet Notes in connection with the Exchange Offers pursuant to Sections 6.18(a) and (e) of this Agreement and
(4) which contains terms intended to implement this Agreement and other terms which are not inconsistent with this Agreement, together with any and all changes, amendments or modifications to, or restatements of, such prepackaged plan which with respect to material provisions have been agreed to by Arch and PageNet, without regard to whether such changes, amendments, modifications and restatements are made to the Prepackaged Plan before or after the commencement of the Bankruptcy Case;

     "PageNet Conditions to the Prepackaged Plan" shall mean (i) the Requisite Bankruptcy Vote of the PageNet Notes, (ii) the Requisite Bankruptcy Vote of the PageNet Secured Creditors and (iii) the Interim Financing;

     "Requisite Bankruptcy Vote of the PageNet Notes" shall mean a vote in favor of the Prepackaged Plan by the holders of at least two-thirds of the outstanding principal amount of the PageNet Notes that are actually voted, and a vote in favor of the Prepackaged Plan by a majority in number of the holders of the PageNet Notes that actually vote;

     "Requisite Bankruptcy Vote of the PageNet Secured Creditors" shall mean a vote in favor of the Prepackaged Plan by the holders of at least two-thirds of the outstanding indebtedness owed under the PageNet senior credit facilities that are actually voted, and a vote in favor of the Prepackaged Plan by a majority in number of the holders of the indebtedness under the PageNet senior credit facilities that actually vote;


     "Requisite Conditions to the Prepackaged Plan" shall mean (i) the PageNet Conditions to the Prepackaged Plan, (ii) the Arch Stockholders Approval, and
(iii) that either the Exit Financing has been obtained or upon entry of the Final Order will be obtained.



     (a) Notwithstanding any other provision of this Agreement to the contrary, in the event that:



          (i) prior to or at the Initial Determination Date the PageNet Minimum Condition is satisfied, and the PageNet Stockholders Approval and the Arch Stockholders Approvals are obtained, then the Exchange Offers shall be consummated pursuant to the terms hereof, the Bankruptcy Case shall not be filed and the Prepackaged Plan shall be abandoned, unless PageNet and Arch agree that the filing of the Bankruptcy Case and the confirmation of the Prepackaged Plan are in the best interests of PageNet and Arch, notwithstanding satisfaction of the PageNet Minimum Condition;


          (ii) at the Initial Determination Date, the PageNet Minimum Condition is not satisfied or the PageNet Stockholders Approval is not obtained but the Requisite Conditions to the Prepackaged Plan are satisfied, then either
     (x) (1) PageNet shall file the Bankruptcy Case (in the U.S. Bankruptcy Court for the District of Delaware or such other bankruptcy court as PageNet and Arch mutually agree) and seek confirmation of the Prepackaged Plan by the Bankruptcy Court, and (2) Arch shall be bound by all of the terms hereof, and shall consummate the Merger through the Prepackaged Plan if such plan is confirmed by the Bankruptcy Court by a Final Confirmation Order within 120 days of the commencement of the Bankruptcy Case, or such later date as is mutually agreed to in writing by Arch and PageNet, and if the other conditions to the Merger set forth in Article VII hereof (other than Section 7.1(a)(2) and 7.1(g)(ii), which shall have been satisfied by entry of the Final Confirmation Order) are satisfied after entry of the Final Confirmation Order but prior to the Termination Date, as such date may be extended in accordance with Section 8.2, or (y) PageNet shall terminate this Agreement and simultaneously pay to Arch the Arch Termination Fee pursuant to Section 8.5(c) hereof. In the event the Bankruptcy Case is commenced, Arch shall:

             (w) support assumption of this Agreement by PageNet as a debtor-in-possession pursuant to 11 U.S.C. sec.365;

             (x) enter into a new agreement identical to the terms of this Agreement with PageNet as a debtor-in-possession after commencement of the Bankruptcy Case, in the event PageNet and Arch agree (upon the advice of counsel) or the Bankruptcy Court determines that applicable law prohibits assumption of this Agreement by PageNet as a debtor-in-possession pursuant to 11 U.S.C. sec.365(c)(2);

             (y) support confirmation of the Prepackaged Plan and all actions and pleadings reasonably undertaken by PageNet in the Bankruptcy Case to achieve confirmation thereof; and

             (z) oppose any effort by any party to (1) dismiss the Bankruptcy Case or convert the Bankruptcy Case to a case under chapter 7 of the Bankruptcy Code, or (2) defeat confirmation of the Prepackaged Plan;


          (iii) at the Initial Determination Date, the PageNet Minimum Condition is not satisfied or the PageNet Stockholders Approval is not obtained and the Requisite Conditions to the Prepackaged Plan are not satisfied, then the Initial Determination Date shall be extended to the earlier of (x) the date upon which the PageNet Minimum Condition is satisfied, and the PageNet Stockholders Approval and the Arch Stockholders Approval are obtained, (y) the date upon which the Requisite Conditions to the Prepackaged Plan are satisfied and (z) September 30, 2000 (the "Extended Determination Date"). If the PageNet Minimum Condition is satisfied and the PageNet Stockholders Approval and the Arch Stockholders Approval are obtained prior to September 30, 2000, then the provisions of Section 6.19(a)(i) of this Agreement shall apply. If the Requisite Conditions to the Prepackaged

     Plan are satisfied prior to September 30, 2000, then the provisions of
     Section 6.19(a)(ii) of this Agreement shall apply;



          (iv) at any time after the date of this Agreement, the Board of Directors of PageNet determines that the filing of the Bankruptcy Case is in the best interests of PageNet, then (1) PageNet may file the Bankruptcy Case and shall seek, to the extent not already satisfied, to satisfy the PageNet Conditions to the Prepackaged Plan and otherwise seek confirmation of the Prepackaged Plan by the Bankruptcy Court, and (2) Arch shall (x) seek, to the extent not already satisfied, to satisfy the Arch Stockholders Approval and (y) be bound by all of the terms hereof, and shall consummate the Merger through the Prepackaged Plan if such plan is confirmed by the Bankruptcy Court by a Final Confirmation Order (provided that such Final Confirmation Order shall be entered by no later than December 31, 2000, or such later date as is mutually agreed to by Arch and PageNet) and if the other conditions to the Merger set forth in Article VII hereof (other than Section 7.1(a)(2) and 7.1(g)(ii), which shall have been satisfied by entry of the Final Confirmation Order) are satisfied after entry of the Final Confirmation Order but prior to the Termination Date, as such date may be extended in accordance with Section 8.2;



          (v) an Involuntary Insolvency Event occurs prior to a voluntary commencement of the Bankruptcy Case pursuant to Sections 6.19(a)(ii), (iii) or (iv), (1) (A) if the date of the Insolvency Event (the "Involuntary Insolvency Event Date") is prior to the Initial Determination Date, PageNet shall have up to 120 days after such Involuntary Insolvency Event Date to obtain from the appropriate court an order which dismisses such Involuntary Insolvency Event (including, with respect to an involuntary petition filed in any bankruptcy court, an order which holds or requires that the court abstain from adjudicating the petition pursuant to 11 U.S.C. sec.305) and which order is not subject to a stay or injunction and is not subject to an appeal and all periods for taking an appeal shall have expired (the "Dismissal Order"), so that the Exchange Offers may be completed, and this Agreement shall remain in full force and effect and Arch shall be bound by all of the terms hereof or (B) if an Involuntary Insolvency Event occurs after the Initial Determination Date, and as of the Involuntary Insolvency Event Date the PageNet Minimum Condition has been satisfied and the PageNet Stockholders Approval and Arch Stockholders Approval have been obtained, then (x) PageNet shall have up to 120 days after such Involuntary Insolvency Event Date to obtain entry of the Dismissal Order, and (y) this Agreement shall remain in full force and effect and Arch shall consummate the Merger (outside of bankruptcy, unless PageNet and Arch mutually consent to file the Bankruptcy Case as contemplated by Section 6.19(a)(i) hereof) pursuant to the terms hereof provided that such Dismissal Order has been obtained before the expiration of such 120-day period, (2) if on the Involuntary Insolvency Event Date the PageNet Minimum Condition has not been satisfied or PageNet Stockholders Approval has not been obtained but the Requisite Conditions to the Prepackaged Plan have been satisfied, then PageNet shall stipulate to bankruptcy relief under Chapter 11 of the Bankruptcy Code and the provisions of Section 6.19(a)(ii)(x)(1) of this Agreement shall apply (including the provisions therein requiring Arch to be obligated to consummate the Merger pursuant to the Prepackaged Plan); and (3) if on the Involuntary Insolvency Event Date the PageNet Minimum Condition has not been satisfied or PageNet Stockholders Approval or Arch Stockholders Approval has not been obtained and the Requisite Conditions to the Prepackaged Bankruptcy have not been obtained, then PageNet may (but shall not be obligated to) stipulate to bankruptcy relief under Chapter 11 of the Bankruptcy Code and the provisions of Section 6.19(a)(iv) of this Agreement shall apply (including the provisions therein requiring Arch to be obligated for a period of time to consummate the Merger pursuant to the Prepackaged Plan). For purposes hereof, an "Involuntary Insolvency Event" shall mean any filing of an involuntary bankruptcy petition against PageNet or any of its Subsidiaries by any party, or the appointment under other applicable state or federal law of a liquidator or a trustee for PageNet or any of its Subsidiaries.


     (b) As soon as practicable after entering into this Agreement, PageNet and Arch shall jointly prepare the Prepackaged Plan in form and substance satisfactory to PageNet and Arch. PageNet shall include the Prepackaged Plan and related solicitation materials (including a ballot) in the PageNet Exchange

Prospectus, the solicitation materials sent to the PageNet Secured Creditors, and (to the extent PageNet and Arch deem necessary) in any materials sent to the holders of PageNet Shares. PageNet and Arch shall cooperate to ensure that the Exchange Offers, including the disclosures to holders of PageNet Notes made in connection therewith, and the solicitation of PageNet Secured Creditors comply with the disclosure requirements of the Bankruptcy Code and applicable law. The Prepackaged Plan may not be amended, modified or added to in any material respect without the written consent of PageNet and Arch.

     (c) Notwithstanding any other provision hereof to the contrary, (i) the filing of the Bankruptcy Case, the operation of PageNet's business in accordance with the Bankruptcy Code or the pendency of the Bankruptcy Case, or (ii) the occurrence of an Involuntary Insolvency Event with respect to PageNet shall not be considered in and of itself a Material Adverse Effect for purposes of this Agreement.

     (d) On the same day that the Bankruptcy Case is filed, an order for relief is consented to under Section 6.19(a)(v) of this Agreement or an order for relief is entered, as applicable, PageNet shall file a motion (the "Initial Merger Motion") for expedited determination of approval of Section 6.2 hereof concerning Acquisition Proposals (the "Exclusivity Provision"), Section 8.5(c) concerning the Arch Termination Fee and Section 8.5(b) concerning the PageNet Termination Fee in form and substance acceptable to Arch, PageNet shall use its best efforts to obtain an order approving the Initial Merger Motion (the "Initial Merger Order") within 15 days of the commencement of the Bankruptcy Case, but in no event not later than 30 days after the commencement thereof, which order shall be in form and substance acceptable to Arch.

     (e) PageNet shall promptly provide to Arch with drafts of all documents, motions, orders, filings or pleadings that PageNet proposes to file with the Bankruptcy Court and will provide Arch with reasonable opportunity prior to the filing thereof to review such filings to the extent reasonably practicable. PageNet shall consult and cooperate with Arch with respect to all such filings.

     (f) PageNet and Arch shall use their best efforts to cause the transactions contemplated by this Agreement and the Prepackaged Plan to be consummated in accordance with the terms hereof and thereof, and without limiting the generality of the foregoing shall use their best efforts to obtain all necessary approvals, waivers, consents, permits, licenses, registrations and other authorizations required in connection with this Agreement and the Prepackaged Plan and the transactions contemplated hereby and thereby, including without limitation, entry of the Final Confirmation Order.

     (g) PageNet shall cause its Subsidiaries to take all actions and to execute all agreements and documents which are necessary or useful in the preparation of and commencement of the Bankruptcy Case, the preparation, filing and prosecution of the Prepackaged Plan and the entry of the Final Confirmation Order.

     (h) Concurrent with the commencement of the Exchange Offers, PageNet shall send solicitation and disclosure materials to its creditors as would bind such creditors to the Prepackaged Plan under the provisions of the Bankruptcy Code. PageNet shall make such solicitations of its creditors (in addition to solicitations of holders of the PageNet Notes) as PageNet and Arch determine is necessary to facilitate and expedite the confirmation of the Prepackaged Plan in the event of any potential Bankruptcy Case.

     (i) If the Bankruptcy Case is commenced pursuant to Section 6.19(a)(iv) or
(v), then Arch shall not be subject to the restrictions set forth in Section 6.2 or the restrictions on the conduct of its business set forth in Section 6.1(b)(viii) with respect to merger or acquisition transactions or the other restrictions set forth in Section 6.1(b), to the extent such restrictions would impede or prohibit Arch from entering into another merger or acquisition transaction; provided, however, that Arch may not enter into another merger or acquisition transaction that would prevent, materially impair or materially delay its ability to consummate the Merger or the other transactions contemplated hereby; provided, further, that if Arch enters into a merger or acquisition transaction following the commencement of the Bankruptcy Case pursuant to Section 6.19(a)(iv) or (v) and as a result of such event PageNet is required to amend its disclosure statement and resolicit the votes of its creditors, then the time within which the Final Confirmation Order must be obtained shall be extended for an additional 90 days.

     6.20. Rights Agreement. At or prior to the Effective Time, the Arch Board of Directors shall take all action required to render inapplicable the Arch Rights Agreement to the Merger and the transactions contemplated by this Agreement. At or prior to the Effective Time, the Arch Board of Directors shall take all action required by Section 5.1(j)(ii) of this Agreement and the PageNet Board of Directors shall take all action required by Section 5.1(j)(i) of this Agreement.


     6.21. Payment of Dissenters' Rights. Following the Effective Time, any payment made with respect to a holder of Dissenting Shares entitled to payment under the DGCL will be made solely from the assets of the Surviving Corporation. Arch shall not make any payments to holders of Dissenting Shares and shall not directly or indirectly reimburse the Surviving Corporation for the payments made with respect to Dissenting Shares.



     6.22. Distribution of Interests in Vast to PageNet Shareholders. Prior to the Closing, the Board of Directors of PageNet will set aside for distribution, solely to those holders of PageNet Shares immediately prior to the acceptance of PageNet Notes in the PageNet Exchange Offer (the "Vast Distribution Record Date"), with respect to each PageNet Share issued and outstanding at such date, interests (the "Distributed Interests") representing the portion of such equity ownership in Vast Solutions, Inc. (the "Distributed Subsidiary") equal to (x) subject to Section 6.1(d), 11.6% of the total equity ownership of the Distributed Subsidiary divided by (y) the number of PageNet Shares issued and outstanding at the Vast Distribution Record Date (the distribution of the Distributed Interests shall be referred to herein as the "Vast Distribution"). The distribution of the Distributed Interests shall be conditioned upon the occurrence of (i) either (A) the satisfaction of the PageNet Minimum Condition and the acceptance of the PageNet Notes or (B) the filing of the Final Confirmation Order and (ii) the consummation of the Merger. PageNet and the Distributed Subsidiary shall take such action reasonably necessary (including filings with and no-action requests of the SEC and communications with stockholders) to effectuate the Vast Distribution. Upon satisfaction of the conditions to the Vast Distribution, Arch shall, in accordance with Section 4.2 of this Agreement and in connection with the exchange of PageNet certificates, use its reasonable best efforts to consummate, or cause to be consummated the Vast Distribution as promptly as practicable after the Effective Time.


                                  ARTICLE VII.

                                   CONDITIONS

     7.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver, if applicable, at or prior to the Effective Time of each of the following conditions:

          (a) Stockholder Approval. The Arch Stockholders Approval shall have been obtained, and PageNet shall have obtained either (1) the PageNet Stockholders Approval or (2) entry of the Final Confirmation Order confirming the Prepackaged Plan, such that this Agreement and the transactions contemplated hereby can be accomplished without the approval of the holders of the PageNet Shares.


          (b) NASDAQ Listing. The notification for listing of additional shares with respect to all shares of Arch Common Stock issuable pursuant to this Agreement shall have been filed with NASDAQ.



          (c) Governmental Regulations. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and all other consents, permits, licenses, and approvals for the Merger and the other transactions contemplated by this Agreement required by the Governmental Regulations, as well as all other material PageNet Required Consents and Arch Required Consents, shall have been obtained and shall have become Final Orders. For purposes of this agreement, a "Final Order" shall mean an action taken or order issued by the applicable Governmental Entity as to which (i) no request for stay by such Governmental Entity of the action or order is pending, no such stay is in effect, and, if any deadline for filing any such request is designated by statute or regulation, it is passed; (ii) no petition for rehearing or reconsideration of the action or order is pending before the Governmental Entity and the time for filing any such petition is passed; (iii) the Governmental Entity does not have the action or order under reconsideration on its own motion and the time for such reconsideration has passed; (iv) the action or order is not then under active judicial review, there is no notice of appeal or other application for judicial review pending, and the deadline for filing such notice of appeal or other application for judicial review has passed; and (v) with respect to an action taken or order issued by the Governmental Entity granting consent to the Merger, such consent shall be without material adverse conditions, other than conditions that have been agreed to by PageNet and Arch or that are routine conditions with respect to transfer of this nature.


          (d) Laws and Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger, the PageNet Exchange Offer, the Vast Distribution or the other transactions contemplated by this Agreement (collectively, an "Order"), and no Governmental Entity shall have instituted any proceeding or threatened to institute any proceeding seeking any such Order.



          (e) S-4. The S-4 Registration Statement and the PageNet Exchange Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement or the PageNet Exchange Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.


          (f) Senior Credit Facilities. Arch and its subsidiaries, including PageNet after giving effect to the Merger, will have senior credit facilities in an amount not less than $1.3 billion.


          (g) Exchange Offers/Bankruptcy. Either (i) the PageNet Minimum Condition shall have been satisfied or (ii) if the PageNet Minimum Condition has not been satisfied, the Final Confirmation Order shall have been entered confirming the Prepackaged Plan and all conditions to the Effective Time occurring under the Prepackaged Plan shall have been satisfied.


          (h) Blue Sky Approvals. Arch shall have received all state securities and "blue sky" permits and approvals necessary to consummate the transactions contemplated by this Agreement.


          (i) Expected Out-of-Pocket Income Tax Liability. PageNet, Arch, Merger Sub and their respective subsidiaries shall not be reasonably expected to incur out-of-pocket income tax liability in their respective taxable periods which include the Effective Time resulting directly from the consummation of the Merger, the Exchange Offers and the Vast Distribution in excess of $25 million in the aggregate. In making this determination the following shall be taken into account: (1) the amount of cancellation of indebtedness income, if any, includible in gross income,
     (2) gain, if any, incurred as a result of the distribution or transfer of appreciated assets, and (3) the amount of losses, credits or deductions, including both available net operating loss or credit carryforwards and losses, deductions or credits expected to be generated in the taxable periods which include the Effective Time, but excluding any expected carrybacks from subsequent taxable periods.


     7.2. Conditions to Obligations of Arch and Merger Sub. The obligations of Arch and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Arch at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. The representations and warranties of PageNet set forth in this Agreement (other than those representations and warranties which would be breached as a result of the filing or conduct of the Bankruptcy Case or the occurrence of an Involuntary Insolvency Event with respect to PageNet): (i) to the extent qualified by materiality, shall be true and correct; and (ii) to the extent not qualified by materiality, shall be true and correct (except that this clause (ii) shall be deemed satisfied so long as any failures of such representations and warranties to be true and correct, taken together, would not reasonably be expected to have a Material Adverse Effect on PageNet and would not reasonably be expected to have a material adverse effect on the expected benefits of the Merger to Arch), in the case of each of clauses (i) and (ii), as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Arch shall have received a certificate signed on behalf of PageNet by an executive officer of PageNet to such effect.

          (b) Performance of Obligations of PageNet. PageNet shall have performed in all material respects all of its covenants, agreements and obligations set forth in this Agreement at or prior to the Closing Date, and Arch shall have received a certificate signed on behalf of PageNet by an executive officer of PageNet to such effect.

          (c) Consents Under Agreements. PageNet shall have obtained the consent or approval of each Person whose consent or approval shall be required in order to consummate the transactions contemplated by this Agreement under any Contract to which PageNet or any of its Subsidiaries is a party (other than consents or waivers relating to the Bankruptcy Case or the occurrence of an Involuntary Insolvency Event), except those for which the failure to obtain such consent or approval, individually or in the aggregate, is not reasonably likely to have, a Material Adverse Effect on PageNet or a material adverse effect on the expected benefits of the Merger to Arch.


          (d) Tax Opinion. Arch shall have received the opinion of Hale and Dorr LLP, counsel to Arch, dated the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Arch, Merger Sub and PageNet will be a party to that reorganization within the meaning of Section 368(b) of the Code. Such opinion shall be based on certain assumptions concerning the fair market value of stock and securities to be surrendered and issued in the Merger, the Exchange Offers and the Vast Distribution, which PageNet, Arch and, with respect to PageNet, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., and, with respect to Arch, Bear, Stearns & Co. Inc. will certify as being reasonable. In addition, in rendering such opinions, counsel may rely upon representations and certificates given for this purpose by responsible officers of PageNet, Arch and Merger Sub.


          (e) Certificate. PageNet shall have delivered to Arch a certificate (without qualification as to knowledge or materiality or otherwise) to the effect that each of the conditions specified in Section 7.2 is satisfied in all respects, that the PageNet Stockholders Meeting has been convened (unless the Bankruptcy Case precedes the scheduled date of such meeting), and that the actions set forth in Section 6.5(a) of this Agreement have been adopted and approved in accordance with such section (except to the extent such approval is not required by reason of the entry of the Final Confirmation Order).

     7.3. Conditions to Obligation of PageNet. The obligation of PageNet to effect the Merger is also subject to the satisfaction or waiver by PageNet at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Arch and Merger Sub set forth in this Agreement: (i) to the extent qualified by materiality, shall be true and correct; and (ii) to the extent not qualified by materiality, shall be true and correct (except that this clause (ii) shall be deemed satisfied so long as any failures of such representations and warranties to be true and correct, taken together, would not reasonably be expected to have a Material Adverse Effect and would not reasonably be expected to have a material adverse effect on the expected benefits of the Merger to PageNet), in the case of each of clauses
     (i) and (ii), as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and PageNet shall have received a certificate signed on behalf of Arch and Merger Sub by an executive officer of Arch to such effect.

          (b) Performance of Obligations of Arch. Each of Arch and Merger Sub shall have performed in all material respects all of its covenants, agreements and obligations set forth in this Agreement at or prior to the Closing Date, and PageNet shall have received a certificate signed on behalf of Arch and Merger Sub by an executive officer of Arch to such effect.

          (c) Consents Under Agreements. Arch shall have obtained the consent or approval of each Person whose consent or approval shall be required in order to consummate the transactions contemplated by this Agreement under any Contract to which Arch or any of its Subsidiaries is a party, except those for which the failure to obtain such consent or approval, individually or in the aggregate, is not reasonably likely to have, a Material Adverse Effect on Arch or a material adverse effect on the expected benefits of the Merger to PageNet.


          (d) Tax Opinion. PageNet shall have received the opinion of Mayer, Brown & Platt, counsel to PageNet, dated the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Arch, Merger Sub and PageNet will be a party to that reorganization within the meaning of Section 368(b) of the Code. Such opinion shall be based on certain assumptions concerning the fair market value of stock and securities to be surrendered and issued in the Merger, the Exchange Offers and the Vast Distribution, which PageNet, Arch and, with respect to PageNet, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., and, with respect to Arch, Bear, Stearns & Co. Inc. will certify as being reasonable. In addition, in rendering such opinions, counsel may rely upon representations and certificates given for this purpose by responsible officers of PageNet and Arch.


          (e) Certificate. Arch shall have delivered to PageNet a certificate (without qualification as to knowledge or materiality or otherwise) to the effect that each of the conditions specified in Section 7.3 (a)-(d) is satisfied in all respects, that the Arch Stockholders Meeting has been convened, and that the actions set forth in Section 6.5(b) have been adopted and approved in accordance with such section.


          (f) [Intentionally Omitted]



          (g) Vast Distribution. The Board of Directors of PageNet shall have set aside Distributed Interests pursuant to Section 6.22 of this Agreement or the Final Confirmation Order shall have been entered confirming the Prepackaged Plan.


                                 ARTICLE VIII.

                                  TERMINATION

     8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of PageNet or Arch referred to in
Section 7.1(a), by mutual written consent of PageNet and Arch, through action of their respective Boards of Directors.


     8.2. Termination by Either Arch or PageNet. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Arch or PageNet if: (i) the Merger shall not have been consummated by September 30, 2000 if no Bankruptcy Case has been filed by that date or 30 days following the date by which the Final Confirmation Order must be entered under Section 6.19(a) (the "Termination Date"); provided, however, that either party shall have the option, in its sole discretion, to extend the Termination Date for an additional period of time not to exceed 90 days if the sole reason that the Merger has not been consummated by such date is that the condition set forth in Section 7.1(c) has not been satisfied due to the failure to obtain the necessary consents and approvals under applicable Governmental Regulations and Arch or PageNet are still attempting to obtain such necessary consents and approvals under applicable Governmental Regulations or are contesting the refusal of the relevant Government Entities to give such consents or approvals in court or through other applicable proceedings; (ii) the PageNet Stockholders Meeting and the Arch Stockholders Meeting shall have been held and completed, but the PageNet Stockholders Approval or the Arch Stockholders Approval, to the extent required by Section 7.1(a), shall not have occurred; or (iii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the PageNet Stockholders Approval or the Arch Stockholders Approval); provided, further, that the right to terminate this Agreement pursuant to clause (i) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Merger to be consummated.

     8.3. Termination by PageNet. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the PageNet Stockholder Approval referred to in Section 7.1(a), by action of the Board of Directors of PageNet if:

          (a) the Board of Directors of Arch shall have withdrawn or adversely modified its approval or recommendation of this Agreement;

          (b) there has been a breach by Arch or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement which both: (i) would result in a failure of a condition set forth in
     Section 7.3(a) or 7.3(b); and (ii) cannot be or is not cured prior to the Termination Date;

          (c) PageNet has received a Superior Proposal, has otherwise complied with the requirements of Section 6.2, provides Arch with all of the material terms of Superior Proposal at least two business days prior to termination and simultaneously with such termination pays to Arch the Arch Termination Fee required by Section 8.5(c); or

          (d) pursuant to Section 6.19(a)(ii), PageNet shall not file the Bankruptcy Case and seek confirmation of the Prepackaged Plan by the Bankruptcy Court and simultaneously pays to Arch the Arch Termination Fee.

     8.4. Termination by Arch. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the Arch Stockholder Approval referred to in Section 7.1(a), by action of the Board of Directors of Arch if:

          (a) the Board of Directors of PageNet shall have withdrawn or adversely modified its approval or recommendation of this Agreement to do so;

          (b) there has been a breach by PageNet of any representation, warranty, covenant or agreement contained in this Agreement which both: (i) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b); and (ii) cannot be or is not cured prior to the Termination Date, other than a breach that results solely from the filing or conduct of the Bankruptcy Case consistent with the terms of this Agreement or solely from the occurrence of an Involuntary Insolvency Event with respect to PageNet;

          (c) the Initial Merger Order has not been entered within 30 days of the commencement of the Bankruptcy Case;

          (d) the Final Confirmation Order is not entered within the time permitted by Section 6.19(a);

          (e) the Prepackaged Plan is amended, modified or added to in violation of Section 6.19(b); or

          (f) Arch has received a Superior Proposal, has otherwise complied with the requirements of Section 6.2, provides PageNet with all of the material terms of the Superior Proposal at least two business days prior to such termination and simultaneously pays to PageNet the PageNet Termination Fee required by Section 8.5(b).

     8.5.  Effect of Termination and Abandonment.

          (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability (other than as set forth in Section 8.5(b) or (c), or in the proviso at the end of this sentence) on the part of any party to this Agreement or of any of its directors, officers, employees, agents, legal or financial advisors or other representatives; provided, however, no such termination shall relieve any party to this Agreement from any liability for damages resulting from any breach of this Agreement.

          (b) In the event that: (i) an Acquisition Proposal shall have been made to Arch or have been made directly to Arch' stockholders or noteholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal and thereafter: (A) Arch' stockholders do not adopt this Agreement or the other transactions contemplated hereby at the Arch Stockholders Meeting; (B) this Agreement is terminated by either Arch or PageNet pursuant to the terms of this Agreement and (C) Arch enters into an agreement with a third party with respect to an Acquisition Proposal within 12 months of the termination of this Agreement; (ii) this Agreement is terminated by PageNet pursuant to Section 8.3(a) or (b) provided that, with respect to Section 8.3(b), it is terminated solely with respect to a breach of (A) Section 6.2 or (B) Section 6.5 (but, only with respect to Arch' obligation in accordance with such Section to duly convene and complete the Arch Stockholders Meeting regarding the adoption of this Agreement and the matters set forth in Section 6.5(b) of this Agreement); or (iii) this Agreement is terminated by Arch pursuant to Section 8.4(f), then Arch and its Subsidiaries (jointly and severally) shall pay PageNet a fee equal to $40.0 million (the "PageNet Termination Fee"), which amount shall be in addition to any expenses to be paid pursuant to Section 6.12, payable by wire transfer of same day funds. A PageNet Termination Fee payable pursuant to Section 8.5(b)(i), or (ii) shall be paid no later than two days after the date of termination and a PageNet Termination Fee payable pursuant to Section 8.5(b)(iii) shall be paid simultaneously with (and such payment shall be a condition of) termination pursuant to Section 8.4(f). Arch acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, PageNet would not enter into this Agreement. Accordingly, if Arch fails to pay promptly the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, PageNet commences a suit which results in a judgment against Arch for the fee set forth in this paragraph (b), Arch shall pay to PageNet its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.


          (c) In the event that: (i) an Acquisition Proposal shall have been made to PageNet or have been made directly to PageNet's stockholders or noteholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal and thereafter: (A) PageNet's stockholders do not adopt this Agreement or the other transactions contemplated hereby at the PageNet Stockholders Meeting or PageNet's noteholders do not satisfy the PageNet Minimum Condition with respect to the PageNet Notes, and the Bankruptcy Court fails to enter the Final Confirmation Order which would otherwise enable the transactions set forth in this Agreement to occur without approval by the holders of PageNet Shares; (B) this Agreement is terminated by either Arch or PageNet pursuant to the terms of this Agreement and (C) either (x) PageNet executes and delivers an agreement with respect to an Acquisition Proposal or (y) an Acquisition Proposal with respect to PageNet is consummated, in either case, within 12 months of the date this Agreement is terminated; (ii) this Agreement is terminated by Arch pursuant to Section 8.4(a) or (b) provided that, with respect to Section 8.4(b), it is terminated solely with respect to a breach of (A) Section 6.2 or (B) Section 6.5 (but, only with respect to PageNet's obligation in accordance with such Section to duly convene and complete the PageNet Stockholders Meeting (unless the Bankruptcy Case has commenced or PageNet has stipulated to bankruptcy relief after the occurrence of an Involuntary Insolvency Event pursuant to Section 6.19(a)(iv) hereof) regarding the adoption of this Agreement and the approval of the matters set forth in Section 6.5(a) of this Agreement);
     (iii) the Prepackaged Plan is withdrawn without the prior written consent of Arch, or PageNet files any other plan of reorganization or amends, modifies or adds to any material provision of the Prepackaged Plan in each case without the prior written consent of Arch; (iv) any other plan of reorganization filed by a person other than PageNet is confirmed by the Bankruptcy Court; (v) PageNet files a motion to sell or otherwise transfer all or a substantial portion of its assets as part of a sale pursuant to
     Section 363 of the Bankruptcy Code without the prior written consent of Arch; or (vi) this Agreement is terminated by PageNet pursuant to Section 8.3(c) or (d), then PageNet and its Subsidiaries (jointly and severally) shall pay Arch a fee equal to $40.0 million (the "Arch Termination Fee"), which amount shall be in addition to any expenses to be paid pursuant to
     Section 6.12, payable by wire transfer of same day funds. A Arch Termination Fee payable pursuant to Section 8.5(c)(i), (ii), (iii), (iv) or
     (v) shall be paid no later than two days after the date of termination and a Arch Termination Fee payable pursuant to Section 8.5(c)(vi) shall be paid simultaneously with (and such payment shall be a condition of) termination pursuant to Section 8.3(c) or (d). PageNet acknowledges that the agreements contained in this Section 8.5(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Arch and Merger Sub would not enter into this Agreement. Accordingly, if PageNet fails to pay promptly the amount due pursuant to this Section 8.5(c) (and in any case in which the Bankruptcy Case has been commenced, the Initial Merger Order approves this provision), and, in order to obtain such payment, Arch commences a suit which results in a judgment against PageNet for the fee set forth in this paragraph (c), PageNet shall pay to Arch its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

                                  ARTICLE IX.

                           MISCELLANEOUS AND GENERAL

     9.1. Survival. Article II, Article III, Article IV and this Article IX (other than Section 9.4 (Counterparts)), and the agreements of PageNet, Arch and Merger Sub contained in Sections 6.8 (Affiliates), 6.11 (Benefits), 6.12 (Expenses) and 6.13 (Indemnification; Directors' and Officers' Insurance) shall survive the consummation of the Merger. This Article IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver of Conditions) and Section 9.13 (Assignment)) and the agreements of PageNet, Arch and Merger Sub contained in
Section 6.12 (Expenses), Section 6.14 (Takeover Statute), Section 6.15 (Confidentiality) and Section 8.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

     9.2. Modification or Amendment. Subject to the provisions of the applicable law, at any time prior to the Effective Time, the parties to this Agreement may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

     9.3.  Waiver of Conditions.

          (a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by an authorized representative or the party against whom the waiver is to be effective.

          (b) No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided in this Agreement, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

     9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     9.5.  Governing Law and Venue; Waiver of Jury Trial.

          (a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed, and governed by, and in accordance with, the substantive laws of the State of Delaware, without regard to the conflict of law principles thereof. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in Wilmington, Delaware, including the U.S. Bankruptcy Court for the District of Delaware (the "Delaware Courts"), for any litigation arising out of or relating to this Agreement or the Prepackaged Plan and the transactions contemplated by this Agreement (and agree not to commence any litigation relating thereto except in such Delaware Courts), waive any objection to the laying of venue of any such litigation in the Delaware Courts and agree not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum.

          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

     9.6. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given: (i) when sent if sent by facsimile, provided that receipt of the fax is promptly confirmed by telephone; (ii) when delivered, if delivered personally to the intended recipient; and (iii) one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

        If to Arch or Merger Sub:

               Arch Communications Group, Inc.
               1800 West Park Drive, Suite 250
               Westborough, Massachusetts 01581
               Attention: Chief Executive Officer
               Fax: (508) 870-6076

        with a copy to:

               Hale and Dorr LLP
               60 State Street
               Boston, Massachusetts 02109
               Attention: Jay E. Bothwick
               Fax: (617) 526-5000

        and if to PageNet:

               Paging Network, Inc.
               14911 Quorum Drive
               Dallas, Texas 75240
               Attention: Chief Executive Officer
               Fax: (972) 801-8950

        and
               Paging Network, Inc.
               14911 Quorum Drive
               Dallas, Texas 75240
               Attention: Senior Vice President and General Counsel
               Fax: (972) 801-8978

        with a copy to:

               Mayer, Brown & Platt
               190 South LaSalle Street
               Chicago, Illinois 60603-3441
               Attention: John R. Schmidt
               Fax: (312) 701-7711
or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.


     9.7. Entire Agreement. This Agreement (including any exhibits and annexes to this Agreement), the Confidentiality Agreement, the PageNet Disclosure Letter, and the Arch Disclosure Letter constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement. EACH PARTY TO THIS AGREEMENT AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER ARCH AND MERGER SUB NOR PAGENET MAKES ANY REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER PARTY OR THE OTHER PARTY'S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.


     9.8. No Third Party Beneficiaries. Except as provided in Section 6.11 (Benefits), and Section 6.13 (Indemnification; Directors' and Officers' Insurance), this Agreement is not intended to confer upon any Person other than the parties to this Agreement any rights or remedies under this Agreement.

     9.9. Obligations of Arch and of PageNet. Whenever this Agreement requires a Subsidiary of Arch to take any action, such requirement shall be deemed to include an undertaking on the part of Arch to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of PageNet to take any action, such requirement shall be deemed to include an undertaking on the part of PageNet to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

     9.10. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions of this Agreement. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable: (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     9.11. Interpretation. Where a reference in this Agreement is made to a section or exhibit, such reference shall be to a section of, or exhibit or annex to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     9.12. Captions. The table of contents, article, section, and paragraph captions in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

     9.13. Assignment. This Agreement shall not be assignable by operation of law or otherwise, provided, that the parties agree that this Agreement may be assumed by PageNet as a debtor-in-possession in the Bankruptcy Case and may be assumed by Arch should Arch become a debtor in any bankruptcy case under the Bankruptcy Code. Any assignment in contravention of the preceding sentence shall be null and void.

                                   * * * * *

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

                                            PAGING NETWORK, INC.

                                            By: /s/ JOHN P. FRAZEE, JR.
                                              ----------------------------------
                                                Name: John P. Frazee, Jr.
                                              Title: Chairman of the Board and
                                              Chief Executive Officer

                                            ARCH COMMUNICATIONS GROUP, INC.

                                            By: /s/ C.E. BAKER, JR.
                                              ----------------------------------
                                                Name: C.E. Baker, Jr.
                                                Title: Chairman of the Board and
                                                Chief Executive Officer

                                            ST. LOUIS ACQUISITION CORP.

                                            By: /s/ C.E. BAKER, JR.
                                              ----------------------------------
                                                Name: C.E. Baker, Jr.
                                                Title: Chief Executive Officer

                                    ANNEX C
                     THE PREPACKAGED PLAN OF REORGANIZATION

                   [Important: A Bankruptcy Case Has Not Been
         Commenced as of the Date of the Distribution of this Document]

                         UNITED STATES BANKRUPTCY COURT
                              DISTRICT OF DELAWARE


IN RE:

PAGING NETWORK, INC., ET AL.,                     CHAPTER 11

DEBTORS.
                                                  CASE NOS. 00 (  -       )


--------------------------------------------------------------------------------

                          JOINT PLAN OF REORGANIZATION
                OF PAGING NETWORK, INC. AND CERTAIN SUBSIDIARIES
                    UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                   PAGE
                                                                   ----
ARTICLE I. Defined Terms, Rules of Interpretation, Computation of
  Time and Governing Law.........................................  C-4
 A.  Rules of Interpretation, Computation of Time and Governing
     Law.........................................................  C-4
 B.  Defined Terms...............................................  C-4

ARTICLE II. Treatment of Unclassified Claims.....................  C-12
 A.  Summary.....................................................  C-12
 B.  Administrative Expense Claims...............................  C-12
 C.  Priority Tax Claims.........................................  C-12
 D.  DIP Facility Claims.........................................  C-12

ARTICLE III. Classification and Treatment of Classified Claims
  and Interests..................................................  C-13
 A.  Summary.....................................................  C-13
 B.  Classification and Treatment................................  C-13
 C.  Special Provision Governing Unimpaired Claims...............  C-15

ARTICLE IV. Non-Consensual Confirmation..........................  C-16

ARTICLE V. Means for Implementation of the Plan..................  C-16
 A.  Continued Corporate Existence...............................  C-16
 B.  Vesting of Assets and Consummation of Mergers...............  C-16
 C.  Cancellation of Instruments and Securities..................  C-16
 D.  Issuance of New Securities; Execution of Related
     Documents...................................................  C-17
 E.  Corporate Governance, Directors and Officers, and Corporate
     Action......................................................  C-17

ARTICLE VI. Treatment of Executory Contracts and Unexpired
  Leases.........................................................  C-18
 A.  Assumption of Executory, Contracts and Unexpired Leases.....  C-18
 B.  Claims Based on Rejection of Executory Contracts or
     Unexpired Leases............................................  C-18
 C.  Cure of Defaults for Executory Contracts and Unexpired
     Leases Assumed..............................................  C-18
 D.  Indemnification of Directors, Officers and Employees........  C-19
 E.  Stock Options...............................................  C-19

ARTICLE VII. Provisions Governing Distributions..................  C-19
 A.  Timing of Distributions.....................................  C-19
 B.  Methods of Distribution.....................................  C-19
 C.  Undeliverable and Unclaimed Distributions...................  C-22
 D.  Compliance with Tax Requirements............................  C-23
 E.  Compensation and Reimbursement for Services Related to
     Balloting and Distributions.................................  C-23
 F.  Setoffs.....................................................  C-23

ARTICLE VIII. Procedures for Resolving Disputed Claims...........  C-23
 A.  Prosecution of Objections to Claims and Interests...........  C-23
 B.  Estimation of Claims........................................  C-24
 C.  Payments and Distributions on Disputed Claims...............  C-24

                                                                   PAGE
                                                                   ----
ARTICLE IX. Conditions Precedent to Consummation of the Plan.....  C-24
 A.  Conditions Precedent to Consummation........................  C-24
 B.  Waiver of Conditions........................................  C-24
 C.  Effect of Vacation of Confirmation Order....................  C-24

ARTICLE X. Release, Injunction and Related Provisions............  C-25
 A.  Subordination...............................................  C-25
 B.  Limited Releases by the Debtors.............................  C-25
 C.  Preservation of Rights of Action............................  C-25
 D.  Exculpation.................................................  C-26
 E.  Injunction..................................................  C-26

ARTICLE XI. Retention of Jurisdiction............................  C-26

ARTICLE XII. Miscellaneous Provisions............................  C-27
 A.  Dissolution of Committee(s).................................  C-27
 B.  Payment of Statutory Fees...................................  C-27
 C.  Discharge of Debtors........................................  C-27
 D.  Modification of Plan........................................  C-28
 E.  Revocation of Plan..........................................  C-28
 F.  Successors and Assigns......................................  C-28
 G.  Reservation of Rights.......................................  C-28
 H.  Section 1146 Exemption......................................  C-28
 I.  Further Assurances..........................................  C-28
 J.  Service of Documents........................................  C-29
 K.  Filing of Additional Documents..............................  C-30

--------------------------------------------------------------------------------

                          JOINT PLAN OF REORGANIZATION
                OF PAGING NETWORK, INC. AND CERTAIN SUBSIDIARIES
                    UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
--------------------------------------------------------------------------------

     Pursuant to title 11 of the United States Code, 11 U.S.C. sec.sec. 101 et seq., Paging Network, Inc., PageNet, Inc., Paging Network Finance Corp., Paging Network of America, Inc., Paging Network of Colorado, Inc., Paging Network of Michigan, Inc., Paging Network of Northern California, Inc., and Paging Network of San Francisco, Inc., each a debtor and debtor in possession, propose the following Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code:

                                   ARTICLE I.

                    DEFINED TERMS, RULES OF INTERPRETATION,
                     COMPUTATION OF TIME AND GOVERNING LAW

A.  RULES OF INTERPRETATION, COMPUTATION OF TIME AND GOVERNING LAW

     1. For purposes of the Plan: (a) whenever from the context is appropriate, each term, whether stated in singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and the neuter gender; (b) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit Filed, or to be Filed, shall mean such document or exhibit, as it may have been or may be amended, modified or supplemented; (d) unless otherwise specified, all references in the Plan to Sections, Articles and Exhibits are references to Sections, Articles and Exhibits of or to the Plan;
(e) the words "herein" and "hereto" refer to the Plan in its entirety rather than to a particular portion of the Plan; (f) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (g) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; and
(h) any term used in capitalized form in the Plan that is not defined herein but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be.

     2. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.


     3. The rights and obligations arising under the Plan shall be interpreted, governed by, and construed and enforced in accordance with, the laws of the State of Delaware (without regard to the conflict of law principles thereof), the Bankruptcy Code and the Bankruptcy Rules.


B.  DEFINED TERMS

     Unless the context otherwise requires, the following terms shall have the following meanings when used in capitalized form in the Plan:

          1. "Administrative Agent Bank" means one or more lenders performing the function of "Administrative Agent" under the Credit Agreement.

          2. "Administrative Expense Claim" means a Claim to the extent that it is entitled to priority under section 507(a)(1) of the Bankruptcy Code.

          3. "Agent Bank" means one or more lenders performing the functions of "Administrative Agent," "Co-Syndication Agent," "Documentation Agent," "Managing Agent," "Co-Agent," or

     "Lead Manager" under the Credit Agreement or otherwise designated as an agent for the lenders under the Credit Agreement.

          4. "Agent Bank Charges" means any lien, right or other priority in payment or right to indemnification or reimbursement to which an Agent Bank is entitled, pursuant to the Credit Agreement, against distributions to be made to or payment to be made by Holders of Allowed Claims under the Credit Agreement, including such liens, rights or priorities in payment with respect to an Agent Bank's out-of-pocket costs and expenses for attorneys, financial advisors and other professionals that are incurred or authorized by an Agent Bank acting in such capacity.


          5. "Allowed" means, with respect to any Claim: (a) a Claim that has been listed by the Debtors in their Schedules as other than disputed, contingent or unliquidated and as to which the Debtors or other parties in interest have not Filed an objection by the Effective Date; (b) a Claim that has been timely filed on or before any applicable Bar Date set by the Bankruptcy Court and either is not a Disputed Claim or has been allowed by Final Order; (c) a Claim that is allowed: (i) in any stipulation of amount and nature of Claim executed prior to the Confirmation Date and approved by the Bankruptcy Court; (ii) in any stipulation with the Debtors of amount and nature of Claim executed or agreed to by the Debtors or the Reorganized Debtors on or after the Confirmation Date; or (iii) in any contract, instrument, indenture or other agreement entered into or assumed in connection with the Plan; (d) a Claim that has been Filed by the Bar Date or has otherwise been deemed timely Filed under applicable law relating to a rejected executory contract or unexpired lease that either (i) is not a Disputed Claim or (ii) has been allowed by a Final Order; or (e) any Claim that is allowed pursuant to the terms of the Plan. The term "Allowed," when used to modify a reference in the Plan to any Claim or Class of Claims means a Claim (or any Claim in any such Class) that is so allowed.


          6. "Allowed" means, with respect to any Interest, an Interest that is listed in the respective transfer books and records for the Debtors as of the applicable record date. The term "Allowed," when used to modify a reference in the Plan to any Interest or Class of Interests means an Interest (or any Interest in any such Class) that is so allowed.


          7. "Arch" means Arch Communications Group, Inc., a Delaware corporation.



          8. "Arch Common Stock" means the common stock of Arch, par value $0.01 per share, which is issued and outstanding plus additional stock which will be authorized and issued as and when contemplated by the Merger Agreement.



          9. "Arch Companies" means, collectively, Arch, Merger Sub and any direct or indirect, wholly owned subsidiary of Arch or Merger Sub.



          10. "Arch Credit Facility" means the Third Amended and Restated Credit Facility among Arch Paging, Inc., The Bank of New York, Royal Bank of Canada, Barclays Bank plc, Fleet National Bank and Toronto Dominion (Texas), Inc., as Managing Agents, Royal Bank of Canada, Fleet National Bank and Barclays Bank plc, as Co-Documentation Agents, Toronto Dominion (Texas), Inc., as Syndication Agent and The Bank of New York, as Administrative Agent with BNY Capital Markets, Inc. and TD Securities (USA) Inc., as Lead Arrangers and Book Runners, dated March 23, 2000, as it may be amended, supplemented or otherwise modified from time to time. The terms and conditions of the Arch Credit Facility are set forth in the Arch Credit Facility Summary of Terms.



          11. "Arch Credit Facility Summary of Terms" means the Summary of Principal Terms and Conditions for the Arch Credit Facility setting forth the terms and conditions for the Arch Credit Facility, a copy of which is attached as Annex D to the Disclosure Statement.



          12. "Avoidance Action" means any avoidance or recovery action under sections 510, 542, 544, 545, 547, 548, 549, 550, 551 and 553 of the
     Bankruptcy Code.



          13. "Ballot Date" means the date stated in the Voting Instructions by which all Ballots must be received.

          14. "Ballots" means the ballots accompanying the Disclosure Statement upon which Holders of Impaired Claims or Impaired Interests shall indicate their acceptance or rejection of the Plan in accordance with the Plan and the Voting Instructions.



          15. "Bank Secured Claims" means all Claims arising from or relating to the Credit Agreement, including the Designated Loans and Adequate Protection Claims as defined in the DIP Facility Term Sheet.



          16. "Bankruptcy Code" means title 11 of the United States Code, as now in effect or hereafter amended.



          17. "Bankruptcy Court" means the United States District Court for the District of Delaware with jurisdiction over the Chapter 11 Cases and, to the extent of any reference made pursuant to section 157 of title 28 of the United States Code and/or the General Order of such District Court pursuant to section 151 of title 28 of the United States Code, the bankruptcy unit of such District Court.



          18. "Bankruptcy Rules" means, collectively, the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, as now in effect or hereafter amended.



          19. "Bar Date" means the date set pursuant to Article VI.B of the Plan for the Filing of proofs of claim with respect to executory contracts and unexpired leases which are rejected pursuant to this Plan or otherwise pursuant to section 365 of the Bankruptcy Code.



          20. "Beneficial Holder" means the Person or Entity holding the beneficial interest in a Claim or Interest.



          21. "Business Day" means any day, other than a Saturday, Sunday or "legal holiday" (as defined in Bankruptcy Rule 9006(a)).



          22. "Cash" means cash and cash equivalents.



          23. "Causes of Action" means all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialities, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages or judgments.



          24. "Chapter 11 Cases" means the cases under chapter 11 of the Bankruptcy Code, commenced by the Debtors in the Bankruptcy Court.



          25. "Claim" means a "claim" as defined in section 101(5) of the Bankruptcy Code, as supplemented by section 102(2) of the Bankruptcy Code, against one or more of the Debtors or the property of one or more of the Debtors.



          26. "Claim Holder" or "Claimant" means the Holder of a Claim.



          27. "Class" means a class of Holders of Claims or Interests as set forth in Article III of the Plan.



          28. "Committee" or "Committees" means a statutory official committee (or committees, if more than one) appointed in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code, if any.



          29. "Compensation and Benefit Plans" means all employment and severance policies, and all compensation and benefit plans, policies, and programs of the Debtors applicable to their employees, retirees and non-employee directors and the employees and retirees of their subsidiaries, including, without limitation, all savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death, and dismemberment insurance.



          30. "Confirmation" means the entry of the Confirmation Order.

          31. "Confirmation Date" means the date upon which the Confirmation Order is entered by the Bankruptcy Court in its docket, within the meaning of the Bankruptcy Rules 5003 and 9021.



          32. "Confirmation Order" means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, which order shall be in form and substance reasonably satisfactory to Arch.



          33. "Consummation" means the occurrence of the Effective Date.



          34. "Credit Agreement" means that certain Second Amended and Restated Credit Agreement dated as of June 5, 1996 among the Parent Corporation and certain of the subsidiaries of the Parent Corporation designated therein, the Agent Banks, and the Lenders designated therein, together with all related notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guaranties, and other instruments and documents, as each may have been amended or modified from time to time.



          35. "Creditor" means any Holder of a Claim.



          36. "D&O Releasees" means all officers, directors, employees, attorneys, financial advisors, accountants, investment bankers, agents and representatives of the Debtors and their subsidiaries who served in such capacity on or after April 30, 1999, in each case in their capacity as such.



          37. "Debtors" mean, collectively, the Parent Corporation and the Operating Subsidiaries.



          38. "Debtors in Possession" mean the Debtors, as debtors in possession in the Chapter 11 Cases.



          39. "Delaware General Corporation Law" means title 8 of the Delaware Code, as now in effect or hereafter amended.



          40. "DIP Facility" means the debtor in possession financing facility between the DIP Lenders and the Debtors, as approved by the Bankruptcy Court in accordance with the DIP Financing Order.



          41. "DIP Facility Claims" mean all Claims arising from or relating to the DIP Loan Documents except for Designated Loan Claims and Adequate Protection Claims as defined in the DIP Facility Term Sheet.



          42. "DIP Facility Term Sheet" means the term sheet between the DIP
     Lenders and the Debtors dated May   , 2000, setting forth the terms and
     conditions of the DIP Facility, subject to approval of the Bankruptcy
     Court, a copy of which is attached hereto as Exhibit   .



          43. "DIP Financing Order" means the order or orders of the Bankruptcy Court approving and authorizing the terms of debtor in possession financing arrangements in the Chapter 11 Cases in accordance with the DIP Loan Documents.


          44. "DIP Lenders" means the lender or lenders under the DIP Loan Documents.

          45. "DIP Loan Documents" mean all documents and instruments evidencing, setting forth the terms, and implementing the terms of, the DIP Facility executed in the Chapter 11 Cases and as approved by the DIP Financing Order.


          46. "Disclosure Statement" means the Prospectus accompanying the Registration Statement on Form S-4 (Registration No. 333-94403) filed by
     PageNet with the Securities and Exchange Commission on           , 2000
     amended, supplemented, or modified from time to time, describing the Plan.


          47. "Disputed" means, with respect to any Claim or Interest, any Claim or Interest: (a) listed on the Schedules as disputed, contingent or unliquidated; or (b) as to which the Debtors or any other parties in interest have interposed a timely objection or request for estimation, or have sought to subordinate or otherwise limit recovery, in accordance with the Bankruptcy Code and the Bankruptcy Rules, or which is otherwise disputed by the Debtors in accordance with applicable law, which objection, request for estimation, action to limit recovery or dispute has not been withdrawn or determined by a Final Order.

          48. "Distribution Record Date" means the close of business on the Business Day immediately preceding the Effective Date.


          49. "Effective Date" means the date selected by the Debtors and Arch which is a Business Day not later than five (5) Business Days after the date on which all of the following conditions are satisfied: (a) the Confirmation Date has occurred and the Confirmation Order has not been amended, modified, supplemented, reversed or stayed (without the express written consent of the Parent Corporation and Arch) and (b) all conditions specified in Article IX.A of the Plan have been (i) satisfied or (ii) waived pursuant to Article IX.B.


          50. "Entity" means an entity as defined in section 101(15) of the Bankruptcy Code.

          51. "Estates" means the estates of the Debtors created by section 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Cases.

          52. "Exchange Agent" means Arch's transfer agent or other exchange agent selected by Arch with the Parent Corporation's prior approval.

          53. "File" or "Filed" means file or filed with the Bankruptcy Court in the Chapter 11 Cases.


          54. "Final Confirmation Order" means the Confirmation Order which, as of the Effective Date, has not been amended, modified, supplemented, reversed or stayed.



          55. "Final Decree" means the decree contemplated under Bankruptcy Rule 3022.



          56. "Final Order" means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, other than the Final Confirmation Order, with respect to the subject matter, which has not been reversed, stayed, modified, amended, or supplemented and with respect to which the time for appeal has passed and no appeal has been filed and remains pending.



          57. "General Unsecured Claims" means, collectively, all Unsecured Claims against a Debtor held by any Person or Entity, other than Claims classified in Class 5 or 7.



          58. "Holder" means a Person or Entity holding an Interest or Claim, and with respect to a vote on the Plan, means the Beneficial Holder as of the Voting Record Date or any authorized signatory who has completed and executed a Ballot or on whose behalf a Ballot has been completed and executed in accordance with the Voting Instructions.



          59. "Impaired Claim" means a Claim classified in an Impaired Class.



          60. "Impaired Class" means each of Classes 2, 5, 6, 7 and 8 as set forth in Article III of the Plan.



          61. "Indenture Trustee" means the trustee(s) under the Senior Subordinated Note Indentures.



          62. "Indenture Trustee Charging Lien" means any lien or other priority in payment arising prior to the Effective Date to which the Indenture Trustee is entitled, pursuant to the applicable Senior Subordinated Note Indentures, against distributions to be made to holders of Allowed Senior Subordinated Note Claims for payment of any fees, costs or disbursements incurred by such Indenture Trustee.



          63. "Insider" means "insider" as defined in section 101(31) of the Bankruptcy Code.



          64. "Interest" means any equity interest in the Parent Corporation and the Parent Corporation's or any Operating Subsidiary's equity interest in any Operating Subsidiary including, but not limited to, all issued, unissued, authorized or outstanding shares or stock, together with any warrants, options or contract rights to purchase or acquire such interests at any time.

          65. "Investor Releasees" means the Arch Companies and each of their respective officers, directors, stockholders, employees, attorneys, accountants, and agents.



          66. "Joinder Agreement" means an agreement in form and substance reasonably satisfactory to the lender parties to the Arch Credit Facility pursuant to which a Holder of an Allowed Class 2 Claim agrees to join and be bound by the terms of the Arch Credit Facility, as the same may be amended or modified.



          67. "Lender Releasees" means each Holder of an Allowed Bank Secured Claim that timely votes to accept the Plan and their respective officers, directors, stockholders, employees, attorneys, accountants, and agents.



          68. "License Agreements" means the various licenses and similar agreements obtained by any Debtor by grant from the Federal Communications Commission (the "FCC"), by acquisition from competitors or by spectrum auctions conducted by the FCC and providing rights to the Debtors to construct, own and operate radio transmission facilities utilizing the public airways including, but not limited to, local, regional and national 900 MHz licenses, Nationwide NPCS licenses and National Specialized Mobile Radio Licenses and any other licenses or similar agreements representing or constituting the Debtors' right to provide paging service and conduct its paging business.



          69. "Merger" means the merger of Merger Sub with and into the Reorganized Parent Corporation upon the terms and subject to the conditions set forth in the Merger Agreement.



          70. "Merger Agreement" means that certain Agreement and Plan of Merger dated as of November 7, 1999 among the Parent Corporation, Arch and Merger Sub (as amended and supplemented from time to time), a copy of which is attached as an exhibit to the Disclosure Statement.



          71. "Merger Sub" means St. Louis Acquisition Corp., a Delaware corporation that is a wholly owned subsidiary of Arch.



          72. "Nominee" means any broker, dealer, commercial bank, trust company, savings and loan, or other nominee who is the record owner of a Claim or Interest for the benefit of a Beneficial Holder.



          73. "Noteholder Merger Consideration" means 76,918,795 shares of Arch Common Stock, subject to adjustment as provided in section 4.4 of the Merger Agreement.



          74. "Noteholder Vast Stock" means 13,780,000 shares of Class B Common Stock of Vast, subject to Section 6.1(d) of the Merger Agreement.



          75. "Old Common Stock" means the common stock, par value $0.01 per share, of the Parent Corporation issued and outstanding immediately prior to the Effective Date.



          76. "Old Stock Interests" means all rights and interests with respect to, on account of, or arising from or in connection with all equity interests in the Parent Corporation represented by the Old Common Stock.



          77. "Old Stock Options" means each option to purchase common stock of the Parent Corporation under the Parent Corporation's stock plans that is outstanding immediately prior to the Effective Date.



          78. "Operating Subsidiaries" means Paging Network Finance, Inc., PageNet, Inc., Paging Network of America, Inc., Paging Network of Colorado, Inc., Paging Network of Michigan, Inc., Paging Network of Northern California, Inc., and Paging Network of San Francisco, Inc.



          79. "Operating Subsidiary Debtors" means the Operating Subsidiaries in their capacities as debtors in the Chapter 11 cases.



          80. "Other Claims" means, collectively, all Claims against a Debtor held by any Person or Entity, other than Claims classified in Classes 2, 5 and 7.

          81. "Other Secured Claims" means, collectively, all Secured Claims against a Debtor held by any Person or Entity, other than Claims classified in Class 2.



          82. "Parent Corporation" means Paging Network, Inc., a Delaware Corporation.



          83. "Person" means a person as defined in section 101(41) of the Bankruptcy Code.



          84. "Petition Date" means the date on which the Debtors filed their petitions for relief commencing the Chapter 11 Cases.



          85. "Plan" or "Joint Plan" means this Chapter 11 Joint Plan of Reorganization, either in its present form or as it may be altered, amended, modified or supplemented from time to time in accordance with the Plan, the Merger Agreement, the Bankruptcy Code, and the Bankruptcy Rules.



          86. "Priority Claims" means any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than an Administrative Expense Claim, a Priority Tax Claim, or a DIP Facility Claim.



          87. "Priority Tax Claim" means a Claim of a governmental unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.



          88. "Professionals" means a Person or Entity (a) employed pursuant to a Final Order in accordance with sections 327 and 1103 of the Bankruptcy Code and to be compensated for services rendered prior to the Effective Date, pursuant to sections 327, 328, 329, 330 and 331 of the Bankruptcy Code, or (b) for which compensation and reimbursement has been allowed by the Bankruptcy Court pursuant to section 503(b) of the Bankruptcy Code.



          89. "Pro Rata" means proportionately so that with respect to an Allowed Claim and/or Allowed Interest, the ratio of (a)(i) the amount of property distributed on account of a particular Allowed Claim or Allowed Interest to (ii) the amount of the Allowed Claim or Allowed Interest, is the same as the ratio of (b)(i) the amount of property distributed on account of all Allowed Claims and Allowed Interests of the Class in which the particular Allowed Claim and/or Allowed Interest are/is included to
     (ii) the amount of all Allowed Claims and/or Allowed Interests in that Class.



          90. "Reorganized Debtors" means, collectively, Reorganized Parent Corporation and Reorganized Operating Subsidiaries.



          91. "Reorganized Operating Subsidiary" means any Operating Subsidiary and any successors thereto, by merger, consolidation, or otherwise, on and after the Effective Date.



          92. "Reorganized Parent Corporation" means the Parent Corporation and any successors thereto, by merger, consolidation, or otherwise, on and after the Effective Date.



          93. "Schedules" means the schedules of assets and liabilities, the list of holders of interests, and the statement of financial affairs filed by the Debtors under section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, as such schedules, lists, and statements may be supplemented or amended from time to time.



          94. "Secured Claim" means (a) a Claim that is secured by a lien on property in which any Estate has an interest, which lien is valid, perfected and enforceable under applicable law or by reason of a Final Order, or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder's interest in an Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code, or (b) a Claim Allowed under this Plan as a Secured Claim.



          95. "Senior Subordinated Notes" means, collectively, (i) the 10% Senior Subordinated Notes Due October 15, 2008 issued under and pursuant to an Indenture, dated as of July 15, 1995, between the Parent Corporation and Shawmut Bank, N.A., as Trustee, as supplemented by a Second Supplemental Indenture, dated as of October 15, 1996, between the Parent Corporation and Fleet National Bank, (ii) the 10.125% Senior Subordinated Notes Due August 1, 2007 issued under and pursuant to an Indenture, dated as of July 15, 1995, between the Parent Corporation and Shawmut Bank, N.A., as Trustee, as supplemented by a First Supplemental Indenture, dated as of July 15, 1995, between the Parent Corporation and Shawmut Bank, N.A., and (iii) the 8.875% Senior Subordinated Notes Due February 1, 2006 issued under and pursuant to an Indenture, dated as of January 15, 1994, between the Parent Corporation and Shawmut Bank, N.A., as Trustee, as supplemented by a First Supplemental Indenture, dated as of January 15, 1994, between the Parent Corporation and Shawmut Bank, N.A.


          96. "Senior Subordinated Note Claims" means all Claims under with respect to, on account of, or arising from or in connection with the Senior Subordinated Notes or the Senior Subordinated Note Indentures (including, to the extent provided herein, unpaid principal, accrued and unpaid interest and the reasonable expenses and related charges of the Indenture Trustee).



          97. "Senior Subordinated Note Indentures" means, collectively, the indentures and supplemental indentures, as each may have been amended or modified from time to time, pursuant to which the Parent Corporation issued the Senior Subordinated Notes.



          98. "Stockholder Merger Consideration" means a number of shares of Arch Common Stock equal to the product of (y) the number of shares of Old Common Stock issued and outstanding immediately prior to the Effective Date and (z) 0.1247, subject to adjustment to prevent dilution as provided in section 4.4 of the Merger Agreement.



          99. "Stockholder Vast Stock" means 2,320,000 shares of Class B Common Stock of Vast.



          100. "Subsidiary Claims" means all Claims by a Debtor against another Debtor.



          101. "Subsidiary Stock" means the common stock of, and all equity interests in, any Operating Subsidiary Debtor, issued and outstanding immediately prior to the Effective Date.



          102. "Subsidiary Stock Interests" means all equity interests held by Parent Corporation in any Operating Subsidiary or by any Operating Subsidiary in any other Operating Subsidiary.



          103. "Substitute Option" means an option to acquire, on the same terms and conditions as were applicable under an Old Stock Option, the same number of shares of Arch Common Stock as the holder of such Old Stock Option would have been entitled to receive pursuant to the Merger Agreement had such holder exercised such Old Stock Option in full immediately prior to the Effective Date (rounded down to the nearest whole number), at an exercise price per share (rounded to the nearest whole cent) equal to: (y) the aggregate exercise price for Old Common Stock otherwise purchasable by such holder pursuant to such Old Stock Option; divided by (z) the number of full shares of Arch Common Stock deemed purchasable pursuant to such Old Stock Option in accordance with the foregoing.



          104. "Tranche B-1 Arch Credit Facility Notes" means Tranche B-1 Notes issued pursuant to the Arch Credit Facility, containing the terms and being entitled to the benefits described in the Arch Credit Facility Summary of Terms.



          105. "Tranche B-2 Arch Credit Facility Notes" means Tranche B-2 Notes issued pursuant to the Arch Credit Facility, containing the terms and being entitled to the benefits described in the Arch Credit Facility Summary of Terms.



          106. "Unimpaired Claim" means an unimpaired Claim within the meaning of section 1124 of the Bankruptcy Code.



          107. "Unimpaired Class" means an unimpaired Class within the meaning of section 1124 of the Bankruptcy Code.



          108. "Unsecured Claim" means any Claim against a Debtor that is not a Secured Claim, Administrative Expense Claim, Priority Tax Claim, DIP Facility Claim, or Priority Claim.

          109. "Vast" means Vast Solutions, Inc., a Delaware corporation that is a wholly owned subsidiary of the Parent Corporation.



          110. "Vast Class B Common Stock" means the Class B common stock to be issued by Vast and distributed pursuant to this Plan and the Merger Agreement.



          111. "Voting Instructions" means the instructions and related procedures for voting to accept or reject the Plan, as contained in the section of the Disclosure Statement entitled "Voting Instructions and Procedures." and in the Ballots.



          112. "Voting Record Date" means the date set in the Disclosure Statement for determining Holders of Claims and Interests entitled to vote to accept or reject the Plan.


                                  ARTICLE II.

                        TREATMENT OF UNCLASSIFIED CLAIMS

A.  SUMMARY

     Pursuant to section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims, Priority Tax Claims, and DIP Facility Claims against the Debtors are not classified for purposes of voting on, or receiving distributions under, the Plan. Holders of such Claims are not entitled to vote on the Plan. All such Claims are instead treated separately in accordance with this Article II and in accordance with the requirements set forth in Section 1129(a)(9)(A) of the Bankruptcy Code.

B.  ADMINISTRATIVE EXPENSE CLAIMS

     Subject to the provisions of section 330(a) and 331 of the Bankruptcy Code, each Holder of an Allowed Administrative Expense Claim will be paid the full unpaid amount of such Allowed Administrative Expense Claim in Cash on the later of (i) the Effective Date or (ii) the date such Claim becomes an Allowed Administrative Expense Claim, or upon such other terms as may be agreed upon by such Holder and the Reorganized Debtors or otherwise upon order of the Bankruptcy Court; provided, however, that Allowed Administrative Expense Claims representing obligations incurred in the ordinary course of business or otherwise assumed by the Debtors on the Effective Date pursuant to the Plan will be paid or performed by the Reorganized Debtors when due in accordance with the terms and conditions of the particular agreements governing such obligations.

C.  PRIORITY TAX CLAIMS

     Each Holder of an Allowed Priority Tax Claim due and payable on or prior to the Effective Date will be paid the full unpaid amount of such Allowed Priority Tax Claim in Cash on the Effective Date, or upon such other terms as may be agreed upon by such Holder and the Reorganized Debtors or otherwise upon order of the Bankruptcy Court. The amount of any Priority Tax Claim that is not an Allowed Claim or that is not otherwise due and payable on or prior to the Effective Date, and the rights of the Holder of such Claim, if any, to payment in respect thereof shall (i) be determined in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved or adjudicated if the Chapter 11 Cases had not been commenced, (ii) survive the Effective Date and Consummation of the Plan as if the Chapter 11 Cases had not been commenced, and (iii) not be discharged pursuant to section 1141 of the Bankruptcy Code. In accordance with section 1124 of the Bankruptcy Code, the Plan leaves unaltered the legal, equitable, and contractual rights of each Holder of a Priority Tax Claim.

D.  DIP FACILITY CLAIMS


     Each Holder of an Allowed DIP Facility Claim will be paid the full unpaid amount of such Allowed DIP Facility Claim either in Cash or through the receipt of Tranche B-2 Arch Facility Notes on the later of (i) the Effective Date or (ii) the date such Claim becomes pursuant to, and in accordance with, the DIP Facility Term Sheet and the Arch Credit Facility Summary of Terms, or upon such other terms as may be agreed upon by such Holder and the Reorganized Debtors or otherwise upon order of the Bankruptcy Court.


                                  ARTICLE III.

        CLASSIFICATION AND TREATMENT OF CLASSIFIED CLAIMS AND INTERESTS

A.  SUMMARY


     The categories of Claims and Interests listed below classify Claims and Interests for all purposes. A Claim or Interest shall be deemed classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of such Claim or Interest qualifies within the description of such different Class. A Claim or Interest is in a particular Class only to the extent that such Claim or Interest is Allowed in that Class and has not been paid or otherwise settled prior to the Effective Date. Claims against the Parent Corporation and the Operating Subsidiaries, respectively, are classified in a single class regardless of whether such Claims are assertable against the Parent Corporation, an Operating Subsidiary, or both. The Debtors do not believe that such classification adversely impacts upon the rights of any Creditor or Holder of any Interest. The Debtors do not intend, by so classifying Claims, to effect a substantive consolidation of the Parent Corporation and any Operating Subsidiary. Rather, the separate corporate existence of the Parent Corporation and each Operating Subsidiary is preserved under the Plan in accordance with Sections III. B. 7 and V. A. of the Plan.


     The classification of Claims and Interests pursuant to this Plan is as follows:


                     CLASS                          STATUS           VOTING RIGHTS
                     -----                          ------           -------------
Class 1 -- Priority Claims                        Unimpaired     -- not entitled to
                                                                 vote
Class 2 -- Bank Secured Claims                    Impaired       -- entitled to vote
Class 3 -- Other Secured Claims                   Unimpaired     -- not entitled to
                                                                 vote
Class 4 -- General Unsecured Claims               Unimpaired     -- not entitled to
                                                                 vote
Class 5 -- Senior Subordinated Note Claims        Impaired       -- entitled to vote
Class 6 -- Old Stock Interests                    Impaired       -- entitled to vote
Class 7 -- Subsidiary Claims and Subsidiary       Impaired       -- entitled to vote
           Stock Interests


B.  CLASSIFICATION AND TREATMENT

  1.  Class 1 -- Priority Claims

     (a) Classification: Class 1 consists of all Priority Claims.

     (b) Treatment: The legal, equitable and contractual rights of the Holders of Class 1 Claims are unaltered by the Plan. Unless the Holder of such Claim and the Debtors agree to a different treatment, each Holder of an Allowed Class 1 Claim shall receive one of the following alternative treatments, at the election of the Debtors and Arch:

          (i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by the Reorganized Debtors on the Effective Date;

          (ii) to the extent not due and owing on the Effective Date, such Claim will be paid in full in Cash by the Reorganized Debtors when and as such Claim becomes due and owing in the ordinary course of business; or

          (iii) such Claim will be otherwise treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

Any default with respect to any Class 1 Claim that occurred before or after the commencement of the Chapter 11 Cases shall be deemed cured upon the Effective Date.

     (c) Voting: Class 1 is not impaired and the Holders of Class 1 Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 1 are not entitled to vote to accept or reject the Plan.

  2.  Class 2 -- Bank Secured Claims

     (a) Classification: Class 2 consists of all Bank Secured Claims.


     (b) Treatment: On the later of (i) the Effective Date or (ii) the date on which such Claim becomes an Allowed Bank Secured Claim, and upon the execution and delivery of a Joinder Agreement, each Holder of an Allowed Class 2 Claim will receive, in accordance with the terms of the Arch Credit Facility Summary of Terms and in full satisfaction of its Claim, Tranche B-1 Arch Credit Facility Notes in a principal amount equal to such Holder's Allowed Bank Secured Claim.


     (c) Voting: Class 2 is impaired and the Holders of Allowed Class 2 Claims are entitled to vote to accept or reject the Plan.

  3.  Class 3 -- Other Secured Claims

     (a) Classification: Class 3 consists of all Other Secured Claims.

     (b) Treatment: The legal, equitable and contractual rights of the Holders of Class 3 Claims are unaltered by the Plan. Unless the Holder of such Claim, the Debtors, and Arch agree to a different treatment, each Holder of an Allowed Class 3 Claim shall receive one of the following alternative treatments, at the election of the Debtors and Arch:

          (i) the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be reinstated and the Holder paid in accordance with such legal, equitable and contractual rights;

          (ii) the Debtors shall surrender all collateral securing such Claim to the Holder thereof, in full satisfaction of such Holder's Allowed Class 3 Claim, without representation or warranty by or recourse against the Debtors or the Reorganized Debtors; or

          (iii) such Claim will be otherwise treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

Any default with respect to any Class 3 Claim that occurred before or after the commencement of the Chapter 11 Cases shall be deemed cured upon the Effective Date.

     (c) Voting: Class 3 is not impaired and the Holders of Class 3 Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 3 are not entitled to vote to accept or reject the Plan.

  4.  Class 4 -- General Unsecured Claims

     (a) Classification: Class 4 consists of all General Unsecured Claims.

     (b) Treatment: The legal, equitable and contractual rights of the Holders of Class 4 Claims are unaltered by the Plan. Unless the Holder of such Claim, the Debtors, and Arch agree to a different treatment, each Holder of an Allowed Class 4 Claim shall receive one of the following alternative treatments, at the election of the Debtors and Arch:

          (i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by the Reorganized Debtors on the Effective Date;

          (ii) to the extent not due and owing on the Effective Date, such Claim will be paid in full in Cash by the Reorganized Debtors (x) when and as such Claim becomes due and owing in the ordinary course of business (y) or, to the extent such Claim arises as a result of the rejection of an executory contract or unexpired lease pursuant to Article VI hereof, on the date such Claim becomes an Allowed Claim; or

          (iii) such Claim will be otherwise treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

Any default with respect to any Class 4 Claim that occurred before or after the commencement of the Chapter 11 Cases shall be deemed cured upon the Effective Date.

     (c) Voting: Class 4 is not impaired and the Holders of Class 4 Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 4 are not entitled to vote to accept or reject the Plan.

  5.  Class 5 -- Senior Subordinated Note Claims

     (a) Classification: Class 5 consists of all Senior Subordinated Note
Claims.

     (b) Treatment: On the Effective Date, each Holder (excluding the Arch Companies) of an Allowed Class 5 Claim will receive a Pro Rata share of (i) the Noteholder Merger Consideration and (ii) the Noteholder Vast Stock.

     (c) Voting: Class 5 is impaired and the Holders of Allowed Class 5 Claims are entitled to vote to accept or reject the Plan.


  6.  Class 6 -- Old Stock Interests


     (a) Classification: Class 7 consists of all Old Stock Interests.


     (b) Treatment: On the Effective Date, each Holder (excluding the Arch Companies) of an Allowed Class 6 Interest will receive a Pro Rata share of (i) the Stockholder Merger Consideration and (ii) the Stockholder Vast Stock.



     (c) Voting: Class 6 is impaired and the Holders of Allowed Class 6 Interests are entitled to vote to accept or reject the Plan.



  7.  Class 7 -- Subsidiary Claims and Subsidiary Stock Interests



     (a) Classification: Class 7 consists of all Subsidiary Claims and Subsidiary Stock Interests



     (b) Treatment: On the Effective Date, the Holders of Class 7 Claims shall not receive any distributions or retain any property under the Plan. On the Effective Date, Reorganized Parent Corporation shall retain its Interest in each Reorganized Operating Subsidiary and each Reorganized Operating Subsidiary shall retain its Interest (if any) in any other Reorganized Operating Subsidiary.



     (c) Voting: Class 7 is impaired and the Holders of Allowed Class 7 Claims and Interests are entitled to vote to accept or reject the Plan.


C.  SPECIAL PROVISION GOVERNING UNIMPAIRED CLAIMS

     Except as otherwise provided in the Plan, including as provided in Article X, nothing under the Plan shall affect the Debtors' or the Reorganized Debtors' rights in respect of any Unimpaired Claims, including, but not limited to, all rights in respect of legal and equitable defenses to or setoffs or recoupments against such Unimpaired Claims.

                                  ARTICLE IV.

                          NON-CONSENSUAL CONFIRMATION

     In the event that any Impaired Class of Claims or Interests fails to accept the Plan in accordance with section 1129(a)(8) of the Bankruptcy Code, the Debtors reserve the right (a) to request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code and/or (b) to modify the Plan in accordance with Article XII.D of the Plan.

                                   ARTICLE V.

                      MEANS FOR IMPLEMENTATION OF THE PLAN

A.  CONTINUED CORPORATE EXISTENCE

     Except as otherwise provided in the Plan or the Confirmation Order, the Debtors shall, as Reorganized Debtors, continue to exist after the Effective Date as separate corporate entities, each with all the powers of a corporation under the laws of the respective state of incorporation and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law. On and after the Effective Date, the Reorganized Debtors may operate their business and may use, acquire or dispose of their property and compromise or settle any Claims or Interests, without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or the Confirmation Order.

B.  VESTING OF ASSETS AND CONSUMMATION OF MERGER


     On the Effective Date, each of the following transactions shall occur in the order listed: (i) except as otherwise provided in the Plan or the Confirmation Order, all property of the Estates, and any property acquired by the Debtors or the Reorganized Debtors under the Plan, shall vest in the Reorganized Debtors, free and clear of all Claims, liens, charges, or other encumbrances and Interests except as provided in the Plan, the Confirmation Order and the Arch Credit Facility; (ii) Merger Sub shall merge, upon the terms and conditions set forth in the Merger Agreement, with and into the Reorganized Parent Corporation and the separate corporate existence of Merger Sub shall thereupon cease; and (iii) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Date shall be converted into one share of common stock of the Reorganized Parent Corporation, and the Reorganized Parent Corporation shall thereby become a wholly owned subsidiary of Arch. On the Effective Date, the Reorganized Debtors, Arch and Merger Sub shall take all such actions as may be necessary or appropriate to effect the Merger, the issuance of Arch Common Stock and the distribution of Vast Class B Common Stock on the terms and conditions set forth in the Plan and the Merger Agreement. The Reorganized Debtors and Merger Sub shall cause certificates of merger to be executed, acknowledged, and filed as may otherwise be required under the laws of their respective states of incorporation and will take or cause to be taken all other actions, including making appropriate filings or recordings, that may be required by the laws of their respective states of incorporation or other applicable law in connection with the Merger.


C.  CANCELLATION OF INSTRUMENTS AND SECURITIES

     Subject to the provisions of Article VII.B(1) and (2) of the Plan, on the Effective Date, except to the extent provided otherwise in the Plan, the Senior Subordinated Notes, the Old Common Stock and the Old Stock Options, together with all related notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guaranties, and other instruments and documents, shall no longer be outstanding, shall be canceled, retired, and deemed terminated, and shall cease to exist. On the Effective Date, except to the extent provided otherwise in the Plan, any indenture relating to any of the foregoing, including, without limitation, the Senior Subordinated Note Indentures, shall be deemed to be canceled, as permitted by section 1123(a)(5)(F) of the Bankruptcy Code.

D.  ISSUANCE OF NEW SECURITIES; EXECUTION OF RELATED DOCUMENTS

     On the Effective Date, the Reorganized Debtors or Arch, as the case may be, shall issue or cause to be issued (i) all securities, instruments, certificates, and other documents required to be issued pursuant to the Plan, including, without limitation, the Arch Common Stock and the Vast Class B Common Stock, each of which shall be distributed as provided in the Plan and (ii) the Substitute Options, in accordance with Section 6.11(a) of the Merger Agreement. The Reorganized Debtors shall execute and deliver such other agreements, documents and instruments as are required to be executed pursuant to the terms of the Plan or the Merger Agreement.

E.  CORPORATE GOVERNANCE, DIRECTORS AND OFFICERS, AND CORPORATE ACTION

  1.  Certificate of Incorporation and Bylaws

     On the Effective Date, upon consummation of the Merger, (i) the certificate of incorporation of the Parent Corporation, as amended and restated in its entirety as set forth in Exhibit A to the Merger Agreement, shall be the certificate of incorporation of the Reorganized Parent Corporation and (ii) the bylaws of Merger Sub, as in effect immediately prior to the Effective Date, shall be the bylaws of the Reorganized Parent Corporation. On the Effective Date, the Reorganized Parent Corporation will file its certificate of incorporation with the Secretary of the State of Delaware in accordance with sections 102 and 103 of the Delaware General Corporation Law. Notwithstanding any other provision of the Plan, the certificates of incorporation of the Reorganized Debtors will, among other things, prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a) of the Bankruptcy Code. Before the Effective Date each of the Reorganized Operating Subsidiaries shall amend its certificate of incorporation and bylaws to the extent required to comply with the requirements of the Bankruptcy Code. After the Effective Date, the Reorganized Debtors may amend and restate their certificates of incorporation and bylaws as provided therein or by applicable law.

  2.  Directors and Officers

     Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, on the Effective Date, upon consummation of the Merger, (i) the directors of Merger Sub immediately prior to the Effective Date shall be the initial directors of the Reorganized Parent Corporation and
(ii) the officers of the Parent Corporation immediately prior to the Effective Date shall be the initial officers of the Reorganized Parent Corporation. Pursuant to section 1129(a)(5), the Debtors will disclose, on or prior to the Confirmation Date, the identity and affiliations of any other Person proposed to serve on the initial board of directors of the Reorganized Debtors or as an initial officer of the Reorganized Debtors, and, to the extent such Person is an Insider, the nature of any compensation for such Person. The classification and composition of the board of directors shall be consistent with the certificates of incorporation. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of certificates of incorporation and bylaws of the Reorganized Debtors and the Delaware General Corporation Law.

  3.  Corporate Action

     On the Effective Date, as provided in the Plan and the Merger Agreement, the adoption of the certificate of incorporation and the bylaws, the selection of directors and officers for the Reorganized Debtors, and all actions contemplated by the Plan and the Merger Agreement shall be deemed, without further action of any kind or nature, to be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan and the Merger Agreement involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan and the Merger Agreement, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders or directors of the Debtors or the Reorganized Debtors. On the Effective Date, the appropriate officers of the Reorganized Debtors and members of the boards of directors of the Reorganized Debtors are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan or the Merger Agreement in the name of and on behalf of the Reorganized Debtors.

                                  ARTICLE VI.

             TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.  ASSUMPTION OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES


     On the Effective Date, all executory contracts, including all Compensation and Benefit Plans and License Agreements, and unexpired leases of the Reorganized Debtors will be deemed assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code except those executory contracts and unexpired leases that (1) have been rejected by order of the Bankruptcy Court, (2) are the subject of a motion to reject pending on the Effective Date, (3) are identified on a list to be filed by the Debtors with the Bankruptcy Court on or before the Confirmation Date as to be rejected, or (4) are rejected pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to sections 365(a) and 1123 of the Bankruptcy Code (i) and
(ii) the consent of any non-Debtor party to any executory contract or unexpired lease that may otherwise be required, under the terms of such executory contract or unexpired lease, to the consummation of the merger provided for under the Merger Agreement and the Plan.


     Notwithstanding anything to the contrary contained herein, on the Confirmation Date, the Parent Corporation will be deemed to have assumed the Merger Agreement, pursuant to sections 365 and 1123 of the Bankruptcy Code, unless the Merger Agreement is assumed by the Parent Corporation prior to the Confirmation Date pursuant to an order of the Bankruptcy Court.

B.  CLAIMS BASED ON REJECTION OF EXECUTORY CONTRACTS OR UNEXPIRED LEASES


     All proofs of claim with respect to Claims arising from the rejection of executory contracts or unexpired leases, if any, must be Filed with the Bankruptcy Court within thirty (30) days after the date of entry of an order of the Bankruptcy Court approving such rejection. Any Claims arising from the rejection of executory contracts or unexpired leases that become Allowed Claims are classified and shall be treated as Class 4 General Unsecured Claims. Any Claims arising from the rejection of an executory contract or unexpired lease not Filed within such times will be forever barred from assertion against the Debtor or Reorganized Debtors, their Estates and property unless otherwise ordered by the Bankruptcy Court or provided in this Plan. All such Claims for which proofs of claim are required to be Filed will be, and will be treated as, General Unsecured Claims subject to the provisions of Article VIII hereof, provided such Claims are timely Filed.


C.  CURE OF DEFAULTS FOR EXECUTORY CONTRACTS AND UNEXPIRED LEASES ASSUMED


     Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date or on such other terms as the parties to such executory contracts or unexpired leases may otherwise agree. In the event of a dispute regarding: (1) the existence of any default or the amount of any cure payments, (2) the ability of the Reorganized Debtors or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption.

D.  INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

     The obligations of the Debtors to indemnify any Person or Entity serving at any time on or prior to the Effective Date as one of its directors, officers or employees by reason of such Person's or Entity's service in such capacity, or as a director, officer or employee of any other corporation or legal entity, to the extent provided in the Debtors' constituent documents or by a written agreement with the Debtors or the Delaware General Corporation Law, shall be deemed and treated as executory contracts that are assumed by the Debtors pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date, subject to the limitations set forth in Section 6.13 of the Merger Agreement. Any such indemnification obligations shall survive unimpaired and unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date, subject to the limitations set forth in Section 6.13 of the Merger Agreement.

E.  STOCK OPTIONS

     On the Effective Date, each outstanding Old Stock Option, which has not vested prior to the Effective Date, shall (i) become fully exercisable and vested as of the Effective Date and (ii) be converted to a Substitute Option, in accordance with Section 6.11(a) of the Merger Agreement.

                                  ARTICLE VII.

                       PROVISIONS GOVERNING DISTRIBUTIONS

A.  TIMING OF DISTRIBUTIONS

     1. Except as otherwise provided in this Article VII, distributions to be made on the Effective Date on account of Claims and Interests that are Allowed as of the Effective Date and are entitled to receive distributions under the Plan shall be made on the Effective Date or as promptly thereafter as practicable.

     2. Distributions on account of Disputed Claims that become Allowed Claims after the Effective Date shall be made quarterly pursuant to Article VIII.C below beginning on the date that is 20 calendar days after the end of the calendar quarter in which such Claim was Allowed. Such quarterly distributions shall be in the full amount that the Plan provides for Allowed Claims in the applicable Class.

B.  METHODS OF DISTRIBUTION

  1.  Distributions to Holders of Bank Secured Claims


     All Tranche B-1 and Tranche B-2 Arch Credit Facility Notes and other distributions provided for in the Plan on account of Allowed Bank Secured Claims and Allowed DIP Facility Claims shall be made or delivered by Arch or the Reorganized Debtors to the Administrative Agent Bank for delivery by the Administrative Agent Bank to individual Holders of such Claims in accordance with the provisions of the Credit Agreement, or as otherwise agreed between the Administrative Agent Bank and any holder of an Allowed Bank Secured Claim, subject to any Agent Bank Charges as provided in the Credit Agreement. Notwithstanding the foregoing, Holders of Allowed Bank Secured Claims or Allowed DIP Facility Claims shall not receive, or be entitled to receive any Tranche B-1 or Tranche B-2 Arch Credit Facility Notes or other distributions provided for in the Plan prior to executing a Joinder Agreement as contemplated by the Arch Credit Facility Summary of Terms. Neither Arch nor the Reorganized Debtors shall have liability for any act or omission of the Administrative Agent Bank.



  2. Distributions to Holders of Senior Subordinated Note Claims and Old Stock Interests



     (a) Distributions from Arch and the Reorganized Debtors. All distributions provided for in the Plan on account of Allowed Senior Subordinated Note Claims and Allowed Old Stock Interests shall be made by Arch and the Reorganized Debtors to the Exchange Agent for delivery by the Exchange Agent to individual holders of such Claims and Interests as provided in the Plan. Notwithstanding the provisions of

Article V.C above regarding cancellation of the Senior Subordinated Note Indentures, the distribution provisions of the Senior Subordinated Note Indentures shall continue in effect to the extent necessary to authorize the Exchange Agent to receive and distribute to Holders of Allowed Senior Subordinated Note Claims distributions received by the Exchange Agent pursuant to the Plan on account of Allowed Senior Subordinated Note Claims and shall terminate completely upon completion of all distributions. Neither Arch nor the Reorganized Debtors shall have liability for any act or omission of the Exchange Agent. The Exchange Agent will serve without bond and may employ or contract with other entities to assist in or make the distributions required by the Plan.


     (b) Distributions from the Exchange Agent. As soon as practicable after the Effective Date, Arch shall cause the Exchange Agent to send a letter of transmittal to each Holder of an Allowed Senior Subordinated Note Claim or an Allowed Old Stock Interest advising such Holder of the effectiveness of the Mergers and the Plan and the instructions for delivering to the Exchange Agent any Senior Subordinated Notes and Old Common Stock in exchange for the Arch Common Stock and the Vast Class B Common Stock issuable or distributable pursuant to the Plan. Such letter of transmittal shall specify that delivery of any Senior Subordinated Notes and Old Common Stock will be effected, and that risk of loss and title thereto shall pass, only upon delivery of such Senior Subordinated Notes and Old Common Stock to the Exchange Agent in accordance with the terms and conditions of such letter of transmittal, such letter of transmittal to be in such form and have such other provisions as Arch and the Reorganized Debtors may reasonably agree.


     (c) Lost or Stolen Notes or Stock. In addition to any requirements under the Senior Subordinated Note Indentures, or any related agreement, in the event any Senior Subordinated Notes or Old Common Stock shall have been lost, stolen or destroyed, then upon the delivery to the Exchange Agent of an affidavit attesting to the fact by the Holder of the Senior Subordinated Note Claim or Old Common Stock Interest relating to such Note or Stock, and the posting by such Holder of a bond as may be required by Arch and the Reorganized Debtors as indemnity against any claim that may be made against either of them with respect to such Note or Stock, the Exchange Agent shall issue the shares of Arch Common Stock and Vast Class B Common Stock, and any dividends and other distributions with respect thereto, issuable or payable in exchange for such lost, stolen, or destroyed Note or Stock pursuant to the provisions of the Plan. Upon compliance with this Article VII.B.1(b) by a Holder of a Claim or Interest evidenced by a Senior Subordinated Note or Old Common Stock, such Holder shall, for all purposes under the Plan, be deemed to have surrendered such Note or Stock.

     (d) Failure to Surrender Canceled Notes and Stock. Any Holder of a Senior Subordinated Note Claim or Old Stock Interest that fails to surrender or is deemed to have failed to surrender any applicable Senior Subordinated Note or Old Common Stock required to be delivered hereunder, or fails to comply with the provisions of Article VII.B.2(c), (i) within 180 days after the Effective Date, shall thereafter be entitled to look only to the Reorganized Debtors for their distributions under the Plan, or (ii) within three (3) years after the Effective Date, shall have its Claim or Interest for a distribution pursuant to the Plan on account of such Senior Subordinated Note or Old Common Stock discharged and shall be forever barred from asserting any such Claim or Interest against or in the Reorganized Debtors or its property and, in such case, any Arch Common Stock or Vast Class B Common Stock held for distribution on account of such Claim or Interest shall be disposed of pursuant to the provisions of Article VII.C below.

     (e) Distribution Record Date. As of the close of business on the Distribution Record Date, the respective transfer books and records for the Senior Subordinated Notes and the Old Common Stock as maintained by the pertinent Indenture Trustee (in the case of a Senior Subordinated Note) or the Parent Corporation (in the case of Old Common Stock), or their respective agents, shall be closed and any transfer of a Senior Subordinated Note or Old Common Stock or any interest therein shall be prohibited. The Reorganized Debtors, Arch, the Exchange Agent and their respective agents will have no obligation to recognize the transfer of any Senior Subordinated Note or Old Common Stock occurring after the Distribution Record Date, and shall be entitled for all purposes herein to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

     (f) Unregistered Transfers. In the event of a transfer of ownership of a Senior Subordinated Note or Old Common Stock that is not registered in the respective transfer books and records of the pertinent Indenture Trustee (in the case of a Senior Subordinated Note) or the Parent Corporation (in the case of Old Common Stock), the property to be distributed to the Holder of the Senior Subordinated Note Claim or Old Common Stock Interest with respect to such Claim or Interest shall be delivered to the Holder of record on the Distribution Record Date unless the transferee of such Holder delivers an executed letter of transmittal to the Exchange Agent, in form satisfactory to the Exchange Agent, accompanied by such documents as are required to evidence and effect such transfer and to evidence that all applicable transfer taxes have been paid.

     (g) Stock Issued in Different Name. If any Arch Common Stock or Vast Class B Common Stock is to be issued or distributed in a name other than that in which the Senior Subordinated Note or Old Common Stock surrendered in exchange therefor is registered, it shall be a condition of such exchange that (i) the Senior Subordinated Note or Old Common Stock so surrendered shall be transferable, and shall be properly assigned and endorsed, (ii) such transfer shall otherwise be proper, and (iii) the Holder requesting such transfer shall pay all transfer or other taxes payable by reason of the foregoing and establish to the satisfaction of the Exchange Agent that such taxes have been paid.

     (h) Dividends With Respect to Unexchanged Notes and Stock. Whenever a dividend or other distribution is declared by Arch with respect to Arch Common Stock, or Vast with respect to Vast Class B Common Stock, the record date for which is on or after the Effective Date, that declaration shall include dividends or other distributions with respect to all shares of Arch Common Stock or Vast Class B Common Stock issuable or distributable pursuant to the Plan. No dividends or other distributions with respect to such Arch Common Stock or Vast Class B Common Stock shall be paid to any holder of any unsurrendered Senior Subordinated Note or Old Common Stock until same is surrendered for exchange in accordance with the provisions of this Article VII.B. Subject to the effect of applicable laws, following surrender of any such Senior Subordinated Note or Old Common Stock, there shall be issued or paid to the Holder of same certificates representing shares of Arch Common Stock and Vast Class B Common Stock issued or distributed in exchange therefor, without interest: (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Date and a payment date on or prior to the date of issuance of such shares of Arch Common Stock or Vast Class B Common Stock and not previously paid; and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Arch Common Stock or Vast Class B Common Stock with a record date after the Effective Date and prior to the date of issuance of such shares of Arch Common Stock or Vast Class B Common Stock but with a payment date subsequent to surrender. For purposes of dividends or other distributions with respect to shares of Arch Common Stock and Vast Class B Common Stock, all such shares to be issued or distributed pursuant to the Plan shall be deemed issued and distributed as of the Effective Date.

     (i) Voting With Respect to Unexchanged Notes and Stock. Subject to the provisions of Article VII.B.2(d) hereof, at any meeting of stockholders of Arch or Vast with a record date on or after the Effective Date, registered Holders of unsurrendered Senior Subordinated Notes or Old Common Stock shall be entitled to vote the number of shares of Arch Common Stock or Vast Class B Common Stock represented by such Senior Subordinated Notes or Old Common Stock, regardless of whether such Holders have exchanged their Senior Subordinated Notes or Old Common Stock; provided, however, that any such vote shall be at the times, upon the conditions, and in the manner prescribed by the certificate of incorporation and bylaws of Arch or Vast, respectively.

     (j) Fractional Shares. Notwithstanding any other provision of the Plan, the Arch Common Stock will only be issued in whole shares. No certificates or scrip representing fractional shares of Arch Common Stock will be issued, but in lieu thereof, each Holder of an Allowed Senior Subordinated Note Claim or an Allowed Old Common Stock Interest otherwise entitled to a fractional share of Arch Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of Article VII.B.2(i) hereof, a cash payment in lieu of such fractional shares of Arch Common Stock determined by multiplying such fraction (rounded to the nearest one-hundredth of a share) by the average closing price of a share of Arch Common Stock, as reported in The Wall Street Journal, New York City edition, on the ten (10) days immediately prior to the Effective Date. As soon as practicable after the determination of the amount of cash, if any, to be paid to the Holders of Allowed Senior Subordinated Note Claims or Allowed Old Stock Interests in lieu of any fractional shares of Arch Common Stock, Arch and the Exchange Agent shall make available such amounts of cash to such holders of Allowed Senior Subordinated Note Claims or Allowed Old Stock Interests.

  3.  Distributions to Holders of Other Claims

     All distributions provided for in the Plan on account of Allowed Other Claims will be made by the Reorganized Debtors, or such Disbursing Agents as the Reorganized Debtors may employ or contract with, as provided herein or in the Confirmation Order. Neither the Reorganized Debtors nor Arch shall have liability for any act or omission of any Disbursing Agent. Each Disbursing Agent will serve without bond, and any Disbursing Agent may employ or contract with other entities to assist in or make the distributions required by the Plan.

C.  UNDELIVERABLE AND UNCLAIMED DISTRIBUTIONS

  1.  Delivery of Distributions

     All property under the Plan to be distributed by mail shall be sent to the latest mailing address Filed with the Bankruptcy Court for the party entitled thereto or, if no such mailing address has been so Filed, the mailing address reflected in the Debtor's Schedules or, in the case of the Holders of Allowed Senior Subordinated Note Claims, to the latest mailing address maintained of record by the pertinent Indenture Trustee or, if no mailing address is maintained of record, to the pertinent Indenture Trustee.

  2.  Undeliverable Distributions

     If any distribution to the Holder of an Allowed Claim or Allowed Interest is returned as undeliverable, no further distributions shall be made to such Holder unless and until the Reorganized Debtors are notified in writing of such Holder's then-current address. Undeliverable distributions made by Arch or the Reorganized Debtors shall be returned to Arch or the Reorganized Debtors, respectively, and will remain in the possession of Arch or the Reorganized Debtors pursuant to this Article VII.C until such time as a distribution becomes deliverable. Undeliverable distributions shall not be entitled to any interest, dividends or other accruals of any kind.

  3.  After Distributions Become Deliverable

     Within 20 days after the end of each calendar quarter following the Effective Date, the Reorganized Debtors or Arch shall make all distributions, as provided herein or in the Confirmation Order, that become deliverable during the preceding calendar quarter.

  4.  Failure to Claim Undeliverable Distributions


     The Reorganized Debtors will file with the Bankruptcy Court, on each of the first, second and third anniversaries of the Effective Date, a listing of the Holders of unclaimed distributions. This list will be maintained until the entry of an order and/or final decree concluding the Chapter 11 Cases. Any Holder of an Allowed Claim or Allowed Interest that does not assert a Claim or Interest pursuant to the Plan for an undeliverable distribution within three (3) years after the Effective Date shall have its Claim or Interest for such undeliverable distribution discharged and shall be forever barred from asserting any such Claim or Interest against or in the Reorganized Debtors, Arch, or their property. In such cases: (i) any Cash held for distribution on account of such Claims or Interests shall be property of the Reorganized Debtors or Arch, in accordance with Article VII.C.2, free of any restrictions thereon; and (ii) any Arch Common Stock or Vast Class B Common Stock held for distribution on account of such Claims or Interests shall be canceled and of no further force or effect. Nothing contained in the Plan shall require the Reorganized Debtors, Arch, the Administrative Agent Bank, the Exchange Agent, the Indenture

Trustees, or the Disbursing Agents to attempt to locate any Holder of an Allowed Claim or Allowed Interest.

D.  COMPLIANCE WITH TAX REQUIREMENTS

     In connection with the Plan, to the extent applicable, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on them by any governmental unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any other provision of this Plan, each Person or Entity that has received any distribution pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligation imposed by any governmental unit, including income, withholding and tax obligations, on account of such distribution.

E. COMPENSATION AND REIMBURSEMENT FOR SERVICES RELATED TO BALLOTING AND DISTRIBUTIONS

  1.  Administrative Agent Bank and Indenture Trustees


     All reasonable fees and expenses incurred by the Administrative Agent Bank and the Indenture Trustees on and after the Petition Date, including reasonable fees and expenses of Professionals retained by the Administrative Agent Bank or the Indenture Trustees, shall be paid by the Reorganized Debtors as Administrative Expense Claims. The foregoing payments will be in addition to distributions made on account of any Agent Bank Charges or Indenture Trustee Charging Liens. Notwithstanding the foregoing, in the event the Debtors dispute the reasonableness of any fees or expenses to be paid to the Indenture Trustee, either directly or through assumption of the Indenture Trustee's Charging Lien, such dispute shall be submitted to the Bankruptcy Court for resolution and, in such event, such fees and expenses shall be paid to the Indenture Trustee only to the extent ordered by the Bankruptcy Court.


  2.  Exchange Agent and Disbursing Agents

     The Exchange Agent and each Disbursing Agent providing services related to distributions pursuant to the Plan will receive from the Reorganized Debtors, without further Bankruptcy Court approval, reasonable compensation for such services and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services. These payments will be made on terms agreed to with the Reorganized Debtors.

F.  SETOFFS

     The Reorganized Debtors may, pursuant to section 553 of the Bankruptcy Code or applicable non-bankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim (before any distribution is made on account of such Claim), the claims, rights and causes of action of any nature that the Debtors or Reorganized Debtors may hold against the Holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors or Reorganized Debtors of any such claims, rights and causes of action that the Debtors or Reorganized Debtors may possess against such Holder.

                                 ARTICLE VIII.

                    PROCEDURES FOR RESOLVING DISPUTED CLAIMS

A.  PROSECUTION OF OBJECTIONS TO CLAIMS AND INTERESTS

     After the Confirmation Date, the Debtors and the Reorganized Debtors shall have the exclusive authority to File objections, settle, compromise, withdraw or litigate to judgment objections to Claims. From and after the Confirmation Date, the Debtors and the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court.

B.  ESTIMATION OF CLAIMS

     The Debtors or the Reorganized Debtors may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors or the Reorganized Debtors have previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors or Reorganized Debtors may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

C.  PAYMENTS AND DISTRIBUTIONS ON DISPUTED CLAIMS

     Notwithstanding any provision in the Plan to the contrary, except as otherwise agreed by the Reorganized Debtors in their sole discretion, no partial payments and no partial distributions will be made with respect to a Disputed Claim until the resolution of such disputes by settlement or Final Order. Subject to the provisions of Article VIII.A above, after a Disputed Claim becomes an Allowed Claim, the Holder of such Allowed Claim will receive all payments and distributions to which such Holder is then entitled under the Plan. Notwithstanding the foregoing, any Person or Entity who holds both an Allowed Claim(s) and a Disputed Claim(s) will receive the appropriate payment or distribution on the Allowed Claim(s), although, except as otherwise agreed by the Reorganized Debtors in their sole discretion, no payment or distribution will be made on the Disputed Claim(s) until such dispute is resolved by settlement or Final Order.

                                  ARTICLE IX.

                CONDITIONS PRECEDENT TO CONSUMMATION OF THE PLAN

A.  CONDITIONS PRECEDENT TO CONSUMMATION

     It shall be a condition to Consummation of the Plan that the following conditions shall have been satisfied or waived pursuant to the provisions of
Article IX.B of the Plan:

          1. the Confirmation Order shall have been signed by the Bankruptcy Court and duly entered on the docket for the Chapter 11 Cases by the Clerk of the Bankruptcy Court;


          2. the Confirmation Order shall have become a Final Confirmation Order; and


          3. all conditions precedent to the "Closing," as defined in the Merger Agreement, shall have been satisfied.

B.  WAIVER OF CONDITIONS

     The conditions precedent to the "Closing," as defined in the Merger Agreement, may only be waived pursuant to the terms thereof. The Parent Corporation may waive any such conditions without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to consummate the Plan.

C.  EFFECT OF VACATION OF CONFIRMATION ORDER

     If the Confirmation Order is vacated, except for the assumption of the Merger Agreement which shall continue in effect, the Plan shall be null and void in all respects and nothing contained in the Plan or the

Disclosure Statement shall: (1) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors; (2) prejudice in any manner the rights of the Debtors; or (3) constitute an admission, acknowledgment, offer or undertaking by the Debtors in any respect.

                                   ARTICLE X.

                   RELEASE, INJUNCTION AND RELATED PROVISIONS

A.  SUBORDINATION

     The classification and manner of satisfying all Claims and Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code or otherwise, and any and all such rights are settled, compromised and released pursuant to the Plan. The Confirmation Order shall permanently enjoin, effective as of the Effective Date, all Persons and Entities from enforcing or attempting to enforce any such contractual, legal and equitable subordination rights satisfied, compromised and settled pursuant to this Article X.A.

B.  LIMITED RELEASES BY THE DEBTORS


     Except as otherwise specifically provided in the Plan or the Confirmation Order, for good and valuable consideration, including, but not limited to, the commitment and obligation of the Lender Releasees to provide the financial support necessary for consummation of the Plan, including the financial accommodations reflected in the Arch Credit Facility, the obligations and undertakings of the Investor Releasees set forth in the Merger Agreement, and the service of the D&O Releasees to facilitate the expeditious reorganization of the Debtors and the implementation of the Merger and restructuring contemplated by the Plan and the Merger Agreement, the Lender Releasees, the Investor Releasees, and the D&O Releasees are released, as of the Effective Date, by the Debtors and the Reorganized Debtors and their subsidiaries from any and all Claims, obligations, rights, suits, damages, Causes of Action, Avoidance Actions, remedies and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that the Debtors, their subsidiaries or respective Estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Interest or other Person or Entity, based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date; provided, however, that the foregoing provisions of this Article X.B shall have no effect on the liability of (i) the Arch Companies resulting from any breach of the Merger Agreement or (ii) any Person or Entity (a) that results from any such act or omission that is determined in a Final Order to have constituted fraud, gross negligence or willful misconduct, (b) in respect of any (1) loan, advance or similar payment by the Debtors or their subsidiaries to any such Person or Entity or (2) contractual obligation owed by such Person or Entity to the Debtors or their subsidiaries or (c) for any claim held by any creditor, interest holder or other person against any Releasee that does not constitute a claim of the Debtor or their Estates.


C.  PRESERVATION OF RIGHTS OF ACTION

     Except as otherwise provided in the Plan or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may exclusively enforce any Avoidance Actions or other Causes of Action or rights to payment of claims, that the Debtors or the Estates may hold against any Person or Entity. The Reorganized Debtors may pursue such retained Avoidance Actions, other Causes of Action and rights to payment of claims, as appropriate, in accordance with the best interests of the Reorganized Debtors. The Reorganized Debtors' shall retain and may enforce all defenses, counterclaims and rights against all Claims and Interests asserted against the Debtors, the Reorganized Debtors or their Estates.

D.  EXCULPATION

     The Debtors, the Reorganized Debtors, the Lender Releasees, the Investor Releasees, and the D&O Releasees and their respective members and Professionals (acting in such capacity) shall neither have nor incur any liability to any Person or Entity for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, administration, Confirmation or Consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into in connection with the Plan, including the Merger Agreement, or any other act taken or omitted to be taken in connection with the Debtor's Chapter 11 Cases; provided, however, that the foregoing provisions of this Article X.D shall have no effect on the liability of (i) the Corporation or the Arch Companies resulting from any breach of the Merger Agreement or (ii) any Person or Entity that results from any such act or omission that is determined in a Final Order to have constituted fraud, gross negligence or willful misconduct.

E.  INJUNCTION

     From and after the Effective Date, all Persons and Entities are permanently enjoined from commencing or continuing in any manner, any suit, action or other proceeding, on account of or respecting any Claim, obligation, debt, right, Cause of Action, remedy, or liability released or to be released pursuant to this Article X; provided, however, that this injunction shall not preclude police or regulatory agencies from fulfilling their statutory duties.

                                  ARTICLE XI.

                           RETENTION OF JURISDICTION

     Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases after the Effective Date as is legally permissible, including jurisdiction to:

          A. Allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Expense Claim and the resolution of any and all objections to the allowance or priority of Claims or Interests;

          B. Grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan, for periods ending on or before the Effective Date;

          C. Resolve any matters related to the assumption, assumption and assignment or rejection of any executory contract or unexpired lease to which the Debtors are a party or with respect to which the Debtors may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the amendment after the Effective Date pursuant to Article VI above to add any executory contracts or unexpired leases to the list of executory contracts and unexpired leases to be rejected;

          D. Ensure that distributions to Holders of Allowed Claims and Allowed Interests are accomplished pursuant to the provisions of the Plan, including ruling on any motion Filed pursuant to Articles VII or VIII;

          E. Decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtors that may be pending on the Effective Date;

          F. Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan or the Disclosure Statement or the Confirmation Order;

          G. Resolve any cases, controversies, suits or disputes that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any Person's or Entity's obligations incurred in connection with the Plan;

          H. Permit the Debtors or the Reorganized Debtors to modify the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code, the Confirmation Order or any contract, instrument, release or other agreement or document created in connection with the Plan, the Disclosure Statement, or the Confirmation Order; or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Disclosure Statement or the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan, to the extent authorized by the Bankruptcy Code;

          I. Issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person or Entity with Consummation, implementation or enforcement of the Plan or the Confirmation Order, except as otherwise provided herein;

          J. Resolve any cases, controversies, suits or disputes with respect to the releases, injunction and other provisions contained in Article X and enter such orders as may be necessary or appropriate to implement such releases, injunction and other provisions;

          K. Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated or distributions pursuant to the Plan are enjoined or stayed;

          L. Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order; and

          M.  Enter an order and/or final decree concluding the Chapter 11
     Cases.

                                  ARTICLE XII.

                            MISCELLANEOUS PROVISIONS

A.  DISSOLUTION OF COMMITTEE(S)

     On the Effective Date, the Committee(s) shall dissolve and members shall be released and discharged from all rights and duties arising from, or related to, the Chapter 11 Cases.

B.  PAYMENT OF STATUTORY FEES

     All fees payable pursuant to section 1930 of title 28 of the United States Code shall be paid on or before the Effective Date.

C.  DISCHARGE OF DEBTORS

     Except as otherwise provided herein or in the Confirmation Order, (1) the rights afforded in the Plan and the treatment of all Claims and Interests therein, shall be in exchange for and in complete satisfaction, discharge and release of Claims and Interests of any nature whatsoever, (2) on the Effective

Date, all such Claims against, and Interests in, the Debtors and the Reorganized Debtors shall be satisfied, discharged, and released in full, and (3) all Persons and Entities shall be precluded from asserting against the Debtors or the Reorganized Debtors, their successors or their assets or properties any other or further Claims or Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

D.  MODIFICATION OF PLAN

     Subject to the limitations contained herein and the Merger Agreement, (1) the Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order and (2) after the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

E.  REVOCATION OF PLAN

     Subject to the Merger Agreement, the Debtors reserve the right, at any time prior to the entry of the Confirmation Order, to revoke and withdraw the Plan.

F.  SUCCESSORS AND ASSIGNS

     The rights, benefits and obligations of any Person or Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign of such Person or Entity.

G.  RESERVATION OF RIGHTS

     Except as expressly set forth herein, this Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the filing of this Plan, any statement or provision contained this Plan or the Disclosure Statement, or the taking of any action by the Debtors with respect to this Plan shall be or shall be deemed to be an admission or waiver of any rights of the Debtors with respect to the Holders of Claims or Interests prior to the Effective Date.

H.  SECTION 1146 EXEMPTION

     Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer, or exchange of any security under the Plan, or the making or delivery of an instrument of transfer under this Plan, may not be taxed under any law imposing a stamp tax or similar tax.

I.  FURTHER ASSURANCES

     The Debtors, the Reorganized Debtors, and all Holders of Claims or Interests receiving distributions under the Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of this Plan.

J.  SERVICE OF DOCUMENTS

     Any pleading, notice or other document required by the Plan to be served on or delivered to the Debtors or the Reorganized Debtors shall be in writing and served by either (a) certified mail, return receipt requested, postage prepaid,
(b) hand delivery, (c) national overnight courier, freight prepaid or (d) fax, assessed as follows:

    Paging Network, Inc.
    14911 Quorum Drive
    Dallas, Texas 75240
    Attn: Chief Executive Officer
    Fax: (972) 801-8950

and

    Paging Network, Inc.
    14911 Quorum Drive
    Dallas, Texas 75240
    Attn: Senior Vice President and General Counsel
    Fax: (972) 801-8978

with copies to:


    Young Conway Stargatt & Taylor, LLP


    11th Floor, Rodney Square North


    P.O. Box 391


    Wilmington, Delaware 19899-0391


    Attn: James L. Patton


and

    Mayer, Brown & Platt
    190 South LaSalle Drive
    Chicago, Illinois 60603
    Attn: Lawrence K. Snider

and

    Arch Communications Group, Inc.
    1800 West Park Drive, Suite 250
    Westborough, Massachusetts 01581
    Attn: Chief Executive Officer
    Fax: (508) 870-6076

and

    Hale and Dorr LLP
    60 State Street
    Boston, Massachusetts 02109
    Attn: Mark N. Polebaum
    Fax: (617) 526-5000

K.  FILING OF ADDITIONAL DOCUMENTS

     On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.


Dated:  May   , 2000

                                          PAGING NETWORK, INC., PAGENET, INC.,
                                          PAGING NETWORK FINANCE CORP., PAGING
                                          NETWORK OF AMERICA, INC., PAGING
                                          NETWORK OF COLORADO, INC., PAGING
                                          NETWORK OF MICHIGAN, INC., PAGING
                                          NETWORK OF NORTHERN CALIFORNIA, INC.,
                                          AND PAGING NETWORK OF SAN FRANCISCO,
                                          INC.

                                          Debtors and Debtors In Possession

                                          By:
                                            ------------------------------------
                                              Name: John P. Frazee, Jr.
                                              Title: Chairman of the Board and
                                              Chief Executive Officer

                                                                         ANNEX D


                               ARCH PAGING, INC.


                       SUMMARY OF PRINCIPAL TERMS OF THE
                  THIRD AMENDED AND RESTATED CREDIT AGREEMENT

                             PRELIMINARY STATEMENT

     This Summary (the "Term Sheet") sets forth the principal terms of the Third Amended and Restated Credit Agreement, dated as of March 23, 2000, by and among Arch Paging, Inc. (the "Borrower"), the Lenders party thereto, The Bank of New York ("BNY"), Royal Bank of Canada ("RBC"), Toronto Dominion (Texas), Inc. ("TD"), Barclays Bank plc ("Barclays") and Fleet National Bank ("Fleet"), as Managing Agents, RBC, as Documentation Agent, Barclays and Fleet, as Co-Documentation Agents, TD, as Syndication Agent, and BNY, as Administrative Agent (the "Credit Agreement"). Appendix A hereto contains a list of definitions which are used in this Term Sheet. The lenders under the Credit Agreement having a Tranche A Commitment and/or Tranche A Loans, Tranche B Loans and/or Tranche C Loans are referred to as the "API Lenders". The terms of the Credit Agreement are not limited to those set forth herein but rather are set forth in full in the Credit Agreement and the collateral and other documents relating thereto (together with the Credit Agreement, the "Loan Documents").

     The Credit Agreement was adopted in connection with the proposed acquisition (the "Acquisition") of Paging Network, Inc., a Delaware corporation ("PageNet") and its Subsidiaries. The Acquisition is to be effected by the merger (the "Merger") of PageNet with St. Louis Acquisition Corp., a newly created direct wholly-owned Subsidiary ("Merger Sub") of Arch Communications Group, Inc. (the "Parent") with PageNet as the survivor. Prior to the Merger, one or more of PageNet's existing domestic Subsidiaries may be merged into PageNet or one or more of its other existing domestic Subsidiaries. As a result of the Merger, PageNet and its Subsidiaries will become wholly-owned Subsidiaries of the Parent. It is contemplated that immediately after the Merger, the Parent will contribute, directly or indirectly, all of the Stock of PageNet to the Borrower (the "Dropdown").

     The Second Amended and Restated Credit Agreement, dated as of June 5, 1996, as amended, among PageNet, its Subsidiaries party thereto, the lenders party thereto (the "PageNet Lenders"), the Co-Agents party thereto, Bank of America, N.A. (formerly, NationsBank of Texas, N.A.), as Documentation Agent, TD, as Administrative Agent, and BankBoston, N.A. (formerly, The First National Bank of Boston) and Chase Securities, Inc., as Co-Syndication Agents, and Bank of Montreal, First Union National Bank (formerly, First Union National Bank of North Carolina), Mercantile Bank National Association (formerly, Mercantile Bank of St. Louis National Association), The Mitsubishi Trust and Banking Corporation, Chicago Branch and Societe Generale, as Lead Managers (the "Existing PageNet Credit Agreement") will be amended and restated in connection with the Merger to become a part of the Credit Agreement and the outstanding principal balance of the loans made under the Existing PageNet Credit Agreement and the outstanding exposure of letters of credit issued under the Existing PageNet Credit Agreement will be assumed by the Borrower and will be designated as the Tranche B-1 Facility under the Credit Agreement. PageNet and its Subsidiaries (other than certain of its Foreign Subsidiaries) which are currently co-borrowers under the Existing PageNet Credit Agreement will become Guarantors under the Credit Agreement.

                  MERGER; RECAPITALIZATION AND EXCHANGE OFFERS

     The Merger will be effected pursuant to the Agreement and Plan of Merger, dated as of November 7, 1999, as amended by Amendment No. 1, dated as of January 7, 2000, by and among the Parent, Merger Sub and PageNet (as amended from time to time with the consent of Required Lenders, the "Merger Agreement"). On the date of the consummation of the Merger (the "Merger Effective Date") and immediately after the time of the effectiveness of the Merger (the "Merger Effective Time"), the

Dropdown shall take place. All documents executed and delivered in connection with the Merger (including, without limitation, the Merger Agreement), the Parent Exchange Offer (as defined below), the PageNet Exchange Offer (as defined below), the Parent Preferred Stock Conversion (as defined below), the amendments to the Parent's certificate of incorporation, the Spin-Off (as defined below), the Dropdown, the PageNet Noteholder Consents (as defined below), the Parent Noteholder Consents (as defined below), the amendments to the PageNet Indentures and the Parent Discount Note Indenture, any PageNet Subsidiary Mergers and the amended and restatement of the Existing PageNet Credit Agreement and related collateral documents are referred to collectively as the "Merger Documents" and the transactions contemplated thereby are referred to collectively as the "Merger Transactions".

     In connection with the consummation of the Merger, a recapitalization of the Parent, PageNet and their respective Subsidiaries are contemplated as follows:

     First, the Parent will make an offer (the "Parent Exchange Offer") to holders of the Parent Discount Notes to exchange such Parent Discount Notes for common Stock of the Parent (the "Parent Exchange"). It is a condition to the Parent Exchange Offer that at least 97.5% of the aggregate outstanding principal amount of the Parent Discount Notes shall have been validly tendered and not withdrawn prior to the expiration of the Parent Exchange Offer, provided that PageNet has the right to reduce such minimum percentage to any specified level prior to such expiration or to waive such requirement in its entirety and, under certain circumstances, the Parent has the right to reduce such minimum percentage to a percentage not less than 67%. As a condition to the acceptance of the Parent Exchange Offer, holders thereof will be required to consent (the "Parent Noteholder Consents") to certain amendments to the Parent Discount Notes Indenture.

     Second, PageNet will make an offer (the "PageNet Exchange Offer" and together with the Parent Exchange Offer, the "Exchange Offers") to holders (the "PageNet Noteholders") of the 10% Senior Subordinated Notes due October 15, 2008, the 10.125% Senior Subordinated Notes due August 1, 2007 and the 8.875% Senior Subordinated Notes due February 1, 2006, each issued by PageNet (collectively, the "PageNet Notes") to exchange (collectively, the "PageNet Exchange") such PageNet Notes for (i) shares of its common Stock and (ii) up to 68.9% of its equity ownership in VAST Solutions, Inc. (the "Distributed Subsidiary"). It is a condition to the PageNet Exchange Offer that at least 97.5% of the aggregate outstanding principal amount of the PageNet Notes and not less than 50% of the aggregate outstanding principal amount of each series of PageNet Notes shall have been validly tendered and not withdrawn prior to the expiration thereof. As a condition to the acceptance of the PageNet Exchange Offer, PageNet Noteholders will be required to consent (the "PageNet Noteholder Consents") to certain amendments to the indentures under which the PageNet Notes were issued (collectively, the "PageNet Indentures") to, among other things, permit the Merger. In the event that the minimum percentages set forth above are not satisfied but the conditions to a prepackaged bankruptcy proceeding (the "Bankruptcy Proceeding") have been satisfied, PageNet will commence the Bankruptcy Proceeding and, in connection therewith, shall submit a plan of reorganization (the "Plan of Reorganization") for confirmation. See "Additional Conditions Precedent -- Bankruptcy Proceeding" below.

     Third, PageNet will distribute (the "Spin-Off") to the holders of its common Stock who hold such shares prior to the acceptance of the PageNet Exchange Offer (as defined above) up to 11.6% of its equity ownership in the Distributed Subsidiary.

     Fourth, the Parent will seek the agreement of the holders of its Series C Convertible Preferred Stock to, among other things, support an amendment to the Parent's certificate of incorporation providing for the conversion of such preferred Stock to common Stock of the Parent according to the ratio set forth in the Merger Agreement (the "Parent Preferred Stock Conversion").

     Fifth, one or more of PageNet's existing domestic Subsidiaries may be merged into PageNet or one or more of its other existing domestic Subsidiaries.

                                   COLLATERAL

     Prior to the merger (the "ACE Merger") of Arch Communications Enterprises, Inc. ("ACE") into the Borrower on June 29, 1998, the API Lenders were granted a first priority security interest in (i) the Stock of Arch Communications, Inc. ("Arch"), (ii) intercompany notes made by ACE and ACE's Subsidiaries, Arch Connecticut Valley, Inc. and Arch Communications Enterprises, LLC (the "ACE Subsidiaries") to the Parent and (iii) all assets of the ACE Subsidiaries, including intercompany notes made by the Borrower and the Parent to the ACE Subsidiaries and by ACE Subsidiaries to other ACE Subsidiaries, and the Stock of the ACE Subsidiaries, in each case to the extent such assets, notes and Stock existed at the time of the ACE Merger and such security interest was in effect at the time of the ACE Merger (the "Existing API Collateral"). Under the terms of the Existing Arch Indentures, the API Lenders are not required to share the Existing API Collateral with the holders of the Existing Arch Senior Notes ("Existing Arch Senior Noteholders"). On a vote of Minority Lenders, the API Lenders have a right to require a grant of a security interest in all other assets of Arch and its Subsidiaries. However, under the terms of the Existing Arch Indentures, if the API Lenders exercise this right, the Existing Arch Senior Noteholders must be equally and ratably secured by such assets. Such assets would include, for example, accounts receivable and inventory of the ACE Subsidiaries which arose or were acquired after the ACE Merger, all of the assets of the Borrower (which consist primarily of the assets of the former USA Mobile companies), all of the assets of the MobileMedia companies, etc.

     The PageNet Lenders will be entitled to maintain their security interest in the assets of PageNet and its Subsidiaries (including the Stock of such Subsidiaries) existing at the time of the Merger (the "Existing PageNet Collateral") but would be required to equally and ratably secure the Existing Arch Senior Noteholders with any other assets in which the PageNet Lenders were granted a security interest. The assets of the Canadian Subsidiaries of PageNet will not constitute Existing PageNet Collateral or collateral to be shared with the API Lenders and the Existing Arch Senior Noteholders for so long as the existing Canadian credit facilities for such Subsidiaries remain in place.

     On the Merger Effective Date and immediately after the Merger Effective Time, a security interest will be granted by Arch, the Borrower, PageNet and each of their respective Subsidiaries that is a Guarantor in all of their respective present and after acquired assets (other than the Existing API Collateral, the Existing PageNet Collateral and the assets of the Canadian Subsidiaries of PageNet for so long as the Canadian Subsidiaries' Canadian credit facilities remain in place and, with respect to the Stock owned by such Person of any Foreign Subsidiary that is not a Material Foreign Subsidiary, limited to 65% of the Stock of such Foreign Subsidiary) for the equal and ratable benefit of the API Lenders, the PageNet Lenders and the Existing Arch Senior Noteholders.

     Following is a summary of the credit facilities under the Credit Agreement (the "Credit Facilities") and the principal terms of the Credit Agreement and the collateral and other documents relating thereto (the "Loan Documents").

BORROWER:                            Arch Paging, Inc., a Delaware corporation.

MANAGING AGENTS:                     BNY, TD, RBC, Barclays and Fleet.

ADMINISTRATIVE AGENT:                BNY.

DOCUMENTATION AGENT:                 RBC.

CO-DOCUMENTATION AGENTS:             Barclays and Fleet.

SYNDICATION AGENT:                   TD.

LEAD ARRANGERS AND BOOK RUNNERS:     BNY Capital Markets, Inc. and TD Securities
                                     (USA) Inc.

LENDERS: The API Lenders and, after the consummation of the Merger, the PageNet Lenders (together with the API Lenders, the "Lenders").

LETTER OF CREDIT -- ISSUING BANK:    BNY. The Administrative Agent, the Lenders
                                     and the Letter of Credit Issuing Bank are referred to collectively as the "Credit
                                     Parties").

COLLATERAL AGENTS:                   BNY, on behalf of the Lenders and the
                                     Applicable Arch Indenture Trustees, on
                                     behalf the Existing Arch Senior
                                     Noteholders.

TYPE OF FACILITIES:                  An aggregate of $1,327,555,000 (less the
                                     Tranche C amortization payment in the
                                     amount of $3,060,000 made on or about
                                     December 31, 1999) of senior Credit
                                     Facilities comprised of the following:

                                     1. Tranche A: A $175,000,000 reducing
                                        revolving credit facility (the "Tranche
                                        A Facility") pursuant to which revolving loans (the "Tranche A Loans") may be borrowed, prepaid and reborrowed and pursuant to which letters of credit may be issued as set forth below. The commitments of the Lenders under the Tranche A Facility are referred to as the "Tranche A Commitments", each a "Tranche A Commitment".

                                       The Borrower may request the issuance of letters of credit (each a "Letter of Credit") with a face amount not in excess of $5,000,000, subject to Tranche A Commitment reductions. Each such Letter of Credit shall have an expiry date of one year or less and with a final expiry date at least ten business days prior to the Final Maturity Date for the Tranche A Facility. The issuance of a Letter of Credit will be deemed a utilization of the Tranche A Facility. The outstanding principal balance of the Tranche A Loans plus the exposure in respect of Letters of Credit are referred to collectively as the "Tranche A Exposure".

                                     2. Tranche B: A $100,000,000 amortizing
                                        term loan facility (the "Tranche B
                                        Facility"), the loans under which are
                                        referred to as the "Tranche B Loans".
                                        The outstanding
                                       principal amount of the Tranche B Loans
                                       will amortize as set forth below.

                                     3. Tranche B-1: A $746,555,000 (less any
                                        Replaced Letters of Credit, as defined
                                        below) amortizing term loan facility
                                        (the "Tranche B-1 Facility"), consisting of (i) term loans in the aggregate principal amount of $745,000,000 plus any additional loans made in connection with the PageNet Letters of Credit as discussed below (the "Tranche B-1 Loans") and (ii) letters of credit issued by Bank of America, N.A. under the Existing PageNet Credit Agreement (the "PageNet Letters of Credit") outstanding on the Merger Effective Date (currently in the face amount of $1,555,000) less any PageNet Letters of Credit replaced by Letters of Credit under the Tranche A Facility on the Merger Effective Date (the "Replaced Letters of Credit"). The reimbursement obligations of the PageNet Lenders to Bank of America, N.A., as the letter of credit issuer under the Existing PageNet Credit Agreement, will continue to be governed by the provisions of the Existing PageNet Credit Agreement as if such Existing PageNet Credit Agreement was still in effect. If (i) any PageNet Letter of Credit is drawn before, on or after the Merger Effective Date, (ii) the issuer thereof is not reimbursed by PageNet, and (iii) the issuer thereof is reimbursed by the PageNet Lenders in accordance with the provisions of the Existing PageNet Credit Agreement, then the amount so reimbursed will be deemed to be additional Tranche B-1 Loans made by the PageNet Lenders. The PageNet Letters of Credit cannot be renewed but, subject to availability, can be replaced by Letters of Credit issued under the Tranche A Facility. The outstanding principal amount of the Tranche B-1 Loans will amortize as set forth below.

                                     4. Tranche C: A $306,000,000 (less the
                                        Tranche C amortization payment in the
                                        amount of $3,060,000 made on or about
                                        December 31, 1999) amortizing term loan
                                        facility (the "Tranche C Facility"), the loans under which are referred to as the "Tranche C Loans". The outstanding principal amount of the Tranche C Loans will amortize as set forth below.

                                     The Tranche A Loans, the Tranche B Loans, the Tranche B-1 Loans and the Tranche C Loans are referred to collectively as the "Loans".

CLOSING DATE:                        March 23, 2000.

FINAL MATURITY DATE:                 Tranche A Facility and Tranche B
                                     Facility -- the earlier to occur of (i)
                                     June 30, 2005, and (ii) the Adjusted
                                     Indenture Maturity Date.

                                     Tranche B-1 Facility and Tranche C
                                     Facility -- the earlier of (i) June 30,
                                     2006 and (ii) the Adjusted Indenture
                                     Maturity Date.

PURPOSE: For general corporate purposes of the Borrower and its Subsidiaries, including
                                     (i) capital expenditures, (ii) working
                                     capital, (iii) to finance permitted
                                     acquisitions, (iv) to make permitted
                                     Restricted Payments, (v) to make
                                     investments in PageNet's Canadian
                                     Subsidiaries and, in the event of the
                                     commencement of the Bankruptcy Proceeding, to repay PageNet's debtor-in-possession financings, provided that the aggregate amount of such investments and such repayments under this clause (v) shall not exceed $17,000,000 and (vi) to pay transactions costs.

SECURITY:                            1. The API Lenders will be entitled to
                                        continue their first priority perfected
                                        security interest in all Existing API
                                        Collateral, provided that the security
                                        interest granted by the Parent in the
                                        Stock of Arch and intercompany notes
                                        made by Arch, the Borrower and the ACE
                                        Subsidiaries to the Parent shall be
                                        subject to release as currently provided in the Loan Documents.

                                     2. The PageNet Lenders will be entitled to
                                        continue their first priority perfected
                                        security interest in the Existing
                                        PageNet Collateral, including 100% of
                                        its retained interest in the Distributed
                                        Subsidiary to the extent it constitutes
                                        Existing PageNet Collateral.

                                     3. On the Merger Effective Date and
                                        immediately after the Merger Effective
                                        Time, a first priority perfected
                                        security interest will be granted by
                                        Arch, the Borrower, PageNet and each of
                                        their respective Subsidiaries that is a
                                        Guarantor to the Collateral Agents for
                                        the equal and ratable benefit of the API
                                        Lenders, the PageNet Lenders and the
                                        Existing Arch Senior Noteholders in all
                                        of their respective present and after
                                        acquired assets (other than the Existing
                                        API Collateral, the Existing PageNet
                                        Collateral and the assets of any
                                        Canadian Subsidiary of PageNet which is
                                        a party to a loan document relating to a Canadian credit facility which is then in effect), provided that the percentage of Stock owned by such Person in any Foreign Subsidiary that is not a Material Foreign Subsidiary shall be limited to 65% of the Stock of such Foreign Subsidiary.

                                     4. The Credit Agreement provides for an
                                        intercreditor arrangement covering the
                                        Existing API Collateral and the Existing
                                        PageNet Collateral. The arrangement
                                        shall provide, among other things, for
                                        the ratable sharing of the proceeds of
                                        such collateral, provided, however, that the amount of the secured claim with respect to the Existing API Collateral and the Existing PageNet Collateral shall not be increased.

GUARANTORS:                          Guaranties of (i) all present and future
                                     direct and indirect Subsidiaries of the
                                     Parent, including on and after the Merger
                                     Effective Date, PageNet and its
                                     Subsidiaries, but excluding the Borrower, the Borrower's Foreign Subsidiaries which are not Material Foreign Subsidiaries and, until the Benbow Guaranty Date (as defined below), Benbow Investments, Inc. ("Benbow
                                     Investments") and Benbow PCS Ventures, Inc.
                                     ("Benbow") (if it is a Subsidiary at such time) and (ii) the Parent shall be provided to the Credit Parties. The guaranty of the Parent referred to in clause (ii) above shall be subject to release as currently provided in the Loan Documents.

RELEASE OF SECURITY; GUARANTORS:     At such time as (i) the Existing Arch
                                     Senior Note Termination Date has occurred and (ii) all action required to be taken to grant to the Administrative Agent a first perfected security interest in the collateral to be granted at such time shall have been taken (including the making of all required filings), then so long as no default or event of default exists or would be continuing before and after giving effect thereto and provided that the Administrative Agent shall have received a favorable opinion of counsel to the Borrower (in form and substance satisfactory to the Administrative Agent) as to the grant and perfection of such security interests, the Administrative
                                     Agent shall take such reasonable actions as requested by, and at the expense of, the Borrower, to release the Parent from its guaranty and the security interest in the collateral pledged to the Administrative
                                     Agent by the Parent thereunder.

SCHEDULED TRANCHE A COMMITMENT
  REDUCTIONS:                        Commencing September 30, 2000, the Tranche
                                     A Commitment shall reduce through equal
                                     quarterly reductions occurring on the last business day of each March, June, September and December such that the following annual reductions occur:

                                                                                      % REDUCTION IN
                                                YEAR ENDING                        TRANCHE A COMMITMENT
                                                -----------                        --------------------
                                                12/31/00........................           10.0%
                                                12/31/01........................           20.0%
                                                12/31/02........................           20.0%
                                                12/31/03........................           20.0%
                                                12/31/04........................           20.0%
                                                12/31/05........................           10.0%

AMORTIZATION OF TRANCHE B
FACILITY:                            Commencing September 30, 2000, the Tranche
                                     B Facility shall amortize in equal
                                     quarterly installments occurring on the
                                     last business day of each March, June,
                                     September and

                                     December such that the following annual
                                     percentages of the Tranche B Facility are payable:

                                                YEAR ENDING                        % OF TRANCHE B FACILITY
                                                -----------                        -----------------------
                                                12/31/00........................             5.0%
                                                12/31/01........................            12.5%
                                                12/31/02........................            17.5%
                                                12/31/03........................            22.5%
                                                12/31/04........................            27.5%
                                                12/31/05........................            15.0%

AMORTIZATION OF TRANCHE B-1
FACILITY:                            Commencing March 31, 2001, the Tranche B-1
                                     Facility shall amortize in equal quarterly installments occurring on the last business day of each March, June, September and December such that the following annual percentages of the Tranche B-1 Facility are payable:

                                                YEAR ENDING                      % OF TRANCHE B-1 FACILITY
                                                -----------                      -------------------------
                                                12/31/01......................             12.5%
                                                12/31/02......................             15.0%
                                                12/31/03......................             17.5%
                                                12/31/04......................             20.0%
                                                12/31/05......................             20.0%

                                     The remaining 15% of the Tranche B-1
                                     Facility will amortize in two equal
                                     installments on 3/31/06 and 6/30/06.

AMORTIZATION OF TRANCHE C
FACILITY:                            Commencing December 31, 1999, the Tranche C
                                     Facility shall amortize in annual
                                     installments occurring on the last business day of each year such that the following annual percentages of the Tranche C
                                     Facility are payable:

                                                YEAR ENDING                        % OF TRANCHE C FACILITY
                                                -----------                        -----------------------
                                                12/31/99.........................            1.0%
                                                12/31/00.........................            1.0%
                                                12/31/01.........................            1.0%
                                                12/31/02.........................            1.0%
                                                12/31/03.........................            1.0%
                                                12/31/04.........................            1.0%
                                                12/31/05.........................            1.0%
                                                12/31/06.........................           93.0%

INTEREST RATES:                      At the Borrower's option, the Loans will
                                     bear interest at either (i) the Applicable
                                     Margin plus, the greater of (a) the Federal
                                     Funds Effective Rate plus 1/2 of 1% and (b)
                                     BNY's prime commercial lending rate as
                                     publicly announced to be in effect from
                                     time to time (the "Alternate Base Rate"), or (ii) subject to legality and availability, the Administrative Agent's reserve-adjusted LIBOR interest rate plus the Applicable Margin. Interest periods for the LIBOR interest rate option shall be for periods of one, two, three or six months.

APPLICABLE MARGIN:                   Tranche A and Tranche B -- The Applicable
                                     Margin with respect to any interest rate option under the Tranche A

                                     Facility and the Tranche B Facility shall be determined on the basis of the Pricing Leverage Ratio as follows:

                                     Prior to the Merger Effective Date:

                                                PRICING LEVERAGE RATIO                  ABR    LIBOR
                                                ----------------------                 -----   -----
                                                $4.50:1.00...........................  1.875%  3.125%
                                                $4.00:1.00 ,4.50:1.00................  1.500%  2.750%
                                                $3.00:1.00 ,4.00:1.00................  1.125%  2.375%
                                                ,3.00:1.00...........................  0.750%  2.000%

                                     On and after the Merger Effective Date:

                                                PRICING LEVERAGE RATIO                  ABR    LIBOR
                                                ----------------------                 -----   -----
                                                $3.50:1.00...........................  2.125%  3.375%
                                                $3.00:1.00 ,3.50:1.00................  1.875%  3.125%
                                                $2.50:1.00 ,3.00:1.00................  1.500%  2.750%
                                                ,2.50:1.00...........................  1.125%  2.375%

                                     Tranche B-1 -- The Applicable Margin with respect to any interest rate option under the Tranche B-1 Facility shall be determined on the basis of the Pricing Leverage Ratio as follows:

                                                PRICING LEVERAGE RATIO                  ABR    LIBOR
                                                ----------------------                 -----   -----
                                                $3.50:1.00...........................  2.125%  3.375%
                                                $3.00:1.00 ,3.50:1.00................  1.875%  3.125%
                                                $2.50:1.00 ,3.00:1.00................  1.500%  2.750%
                                                ,2.50:1.00...........................  1.125%  2.375%

                                     Changes in the Applicable Margin with
                                     respect to the Tranche A Facility, the
                                     Tranche B Facility and the Tranche B-1
                                     Facility shall become effective two
                                     business days after the date of delivery of a compliance certificate required to be delivered by the Borrower, provided, however, that in the event the Borrower fails to deliver a compliance certificate on a timely basis, the Pricing Leverage Ratio shall be deemed to be greater than the highest pricing level under each of the above grids until a compliance certificate is delivered which shows a lower Pricing Leverage Ratio.

                                     Tranche C -- The Applicable Margin with
                                     respect to any interest rate option under the Tranche C Facility shall be 6.875% with respect to borrowings bearing interest based upon LIBOR ("LIBOR Advances") and 5.625% with respect to ABR Advances.

DEFAULT RATE OF INTEREST:            Following the occurrence of and during the
                                     continuation of an Event of Default,
                                     interest on the outstanding principal
                                     balance of the Loans shall accrue at then applicable interest rates plus 2.00% per annum. If any amount payable under the Loan
                                     Documents (other than the principal of the Loans) is not paid when due, such amount shall bear interest at the Alternate Base
                                     Rate plus the Applicable Margin plus 2.00% per annum from the date of nonpay-ment until paid in full. All such interest shall be payable on demand.

COMMITMENT FEES:                     A non-refundable per annum fee payable to
                                     the Administrative Agent for pro-rata
                                     distribution to the Lenders with Tranche A
                                     Commitments shall accrue on the average
                                     daily unused portion of the Tranche A
                                     Commitments, determined on the basis of the Pricing Leverage Ratio, as follows:

                                          1. Prior to the Merger Effective Date:

                                                       PRICING LEVERAGE RATIO          COMMITMENT FEE
                                                       ----------------------          --------------
                                                       >4.00:1.00....................      0.500%
                                                       <4.00:1.00....................      0.375%

                                          2. On and after the Merger Effective
                                     Date:

                                                       PRICING LEVERAGE RATIO          COMMITMENT FEE
                                                       ----------------------          --------------
                                                       >3.00:1.00....................       1.00%
                                                       <3.00:1.00....................       0.75%

                                     Changes in the applicable commitment fee percentage shall become effective two business days after the date of delivery of a compliance certificate required to be delivered by the Borrower, provided, however, that in the event the Borrower fails to deliver a compliance certificate on a timely basis, the Pricing Leverage Ratio shall be deemed to be greater than the highest pricing level under each of the above grids until a compliance certificate is delivered which shows a lower Pricing Leverage Ratio. Commitment Fees shall be computed on the basis of the actual number of days elapsed in a year comprised of 365 days or, if appropriate, 366 days and shall be payable quarterly in arrears on the last day of March, June, September and December.

LETTER OF CREDIT FEES:               A non-refundable per annum fee payable to
                                     the Administrative Agent for pro-rata
                                     distribution to the Lenders having Tranche
                                     A Commitments, shall accrue on the face
                                     amount of each Letter of Credit equal to the Applicable Margin in effect for the LIBOR interest rate option under the Tranche A Facility. Letter of Credit Fees shall be computed on the basis of the actual number of days elapsed in a year comprised of 360 days and shall be payable quarterly in arrears on the last day of March, June, September and December.

CALCULATION AND PAYMENT OF
INTEREST:                            Interest shall be computed on the basis of
                                     the actual number of days elapsed in a year comprised of 360 days (or, in the case of Loans bearing interest at the Alternate
                                     Base Rate based on the prime rate, 365 days or, if appropriate, 366 days). Except as provided under the heading "Default Rate of Interest", above, interest at (i) the Alternate Base Rate shall be payable quarterly in arrears on the last day of each March, June, September and December and (ii) LIBOR shall be payable on the last day of the applicable interest period, provided that if the applicable interest period is greater than three months, interest shall be payable on the last day of each three month interval occurring during such interest period and the last day of such interest period.

PREPAYMENTS & COMMITMENT
REDUCTIONS:                          Voluntary Commitment Reductions -- The
                                     Borrower may terminate or permanently
                                     reduce the unused portion of the Tranche A
                                     Commitment. All such reductions must be in a minimum amount of $1,000,000 and $100,000 multiples thereof.

                                     Voluntary Prepayments -- The Borrower may prepay Loans (subject to break funding indemnities and the prepayment fee described under the heading "Prepayment Fee on Prepayments of Tranche C Loans" below), subject to a minimum prepayment of $1,000,000 plus $100,000 multiples thereof. The Borrower shall designate the Tranche to which each prepayment shall apply and any voluntary prepayments made on the Tranche B Facility, the Tranche B-1 Facility or the Tranche C Facility shall be applied respectively to the remaining amortization installments thereof on a pro rata basis.

                                     Mandatory Commitment Reductions and
                                     Prepayments:

                                     1. On or before each date set forth below,
                                        the Borrower shall prepay the Tranche B
                                        Loans, the Tranche B-1 Loans and the
                                        Tranche C Loans (and, if no Tranche B
                                        Loans are outstanding, the Tranche A
                                        Commitment is to be reduced) as set
                                        forth below by an amount equal to the
                                        amount set forth in subparagraphs (a)
                                        through (d) below and applicable to such date (the "Aggregate Prepayment/ Reduction Amount"):

                                          (a) Excess Cash Flow -- For each
                                              fiscal year prior to the fiscal
                                              year in which the Existing Arch
                                              Senior Note Termination Date
                                              occurs, commencing with the fiscal
                                              year ended December 31, 1999, and
                                              effective on March 31st of each
                                              immediately succeeding fiscal
                                              year, in an aggregate amount equal
                                              to the following: (i) if the Total
                                              Leverage Ratio at the end of such
                                              fiscal year is greater than
                                              4.00:1.00, the lesser of (A) 80%
                                              of Excess Cash Flow (the "Maximum
                                              Excess Cash Flow Amount") and (B)
                                              an amount equal to the sum of (1)
                                              the portion of the Maximum Excess
                                              Cash Flow Amount which will reduce
                                              the Total Leverage Ratio to
                                              4.00:1:00 at the end of such
                                              fiscal year, plus (2) 50% of the
                                              amount equal to Excess Cash Flow
                                              minus such portion referred to in
                                              clause (B)(1) above, or (ii) if
                                              the Total Leverage Ratio at the
                                              end of such fiscal year is less
                                            than or equal to 4.00:1.00, 50% of
                                            Excess Cash Flow.

                                          (b) Asset Sales -- 100% of the net
                                              cash proceeds received from asset
                                              sales, other than those in the
                                              ordinary course of business,
                                              subject to customary reinvestment
                                              provisions.

                                          (c) Insurance and Condemnation
                                              Awards -- 100% of all property
                                              insurance recoveries and
                                              condemnation awards in excess of
                                              amounts used to replace or restore
                                              any properties, subject to
                                              customary reinvestment provisions.

                                          (d) Breakup Fee -- 100% of any breakup
                                              or similar fee received by the
                                              Parent or any of its Affiliates
                                              under the Merger Agreement in the
                                              event that the Merger is not
                                              consummated less the amount
                                              thereof used by the Parent or Arch
                                              during the six month period
                                              following the receipt thereof to
                                              repay, redeem or otherwise retire
                                              any of the Parent Discount Notes,
                                              the Parent Subordinated Debentures
                                              or the Existing Arch Senior Notes,
                                              such prepayment to be made on the
                                              last day of such period.

                                     2. In addition to the Scheduled Tranche A
                                        Commitment Reduction, the Tranche A
                                        Commitment shall be permanently reduced
                                        as described under the heading
                                        "Application of Mandatory Prepayments &
                                        Commitment Reductions", below. The
                                        Borrower shall prepay the Tranche A
                                        Loans so that the Tranche A Exposure
                                        does not exceed the Tranche A Commitment as so reduced.

                                     3. The Tranche A Loans shall be due and
                                        payable on the termination of the
                                        Tranche A Commitment.

                                     Simultaneously with the termination and
                                     each reduction of the Aggregate Tranche A
                                     Commitments, the Borrower shall pay to the Administrative Agent, for the pro rata account of the Lenders holding Tranche A Commitments, accrued Commitment Fees (to the date of termination or reduction) on the terminated or reduced portion thereof.

APPLICATION OF MANDATORY
PREPAYMENTS & COMMITMENT
  REDUCTIONS:                        The Aggregate Prepayment/Reduction Amount
                                     to be applied on any date shall be applied as follows:

                                     Tranche B Facility -- The Tranche B Loans shall be prepaid in an amount equal to the product of (i) Aggregate
                                     Prepayment/Reduction Amount to be applied and (ii) the Aggregate Tranche B Percentage.

                                     Tranche B-1 Facility -- The Tranche B-1
                                     Loans shall be prepaid in an amount equal to the product of (i) Aggregate Prepayment/Reduction Amount to be applied and (ii) the Aggregate Tranche B-1 Percentage.

                                     Tranche C Facility -- The Tranche C Loans shall be repaid in an amount equal to the product of (i) Aggregate
                                     Prepayment/Reduction Amount to be applied and (ii) the Aggregate Tranche C Percentage.

                                     Tranche A Facility -- If as of any date
                                     after applying all or any portion of the Aggregate Prepayment/Reduction Amount to the Tranche B Loans, the Tranche B Loans shall have been paid in full, the Tranche A Facility shall be permanently reduced in an amount equal to the Aggregate
                                     Prepayment/Reduction Amount to be applied as of such date minus the sum of (i) the product of the Aggregate Tranche B-1 Percentage and the Aggregate Prepayment/ Reduction Amount to be applied as of such date and (ii) the product of the Aggregate Tranche C Percentage and the Aggregate Prepayment/Reduction Amount to be applied as of such date.

                                     Each reduction of the Tranche A Commitment shall be applied to the remaining Scheduled Tranche A Commitment Reductions on a pro rata basis.

                                     Prepayments of the Tranche B Loans, the
                                     Tranche B-1 Loans and Tranche C Loans shall be applied on a pro rata basis to the remaining respective amortization installments of such Loans.

PREPAYMENT FEE:                      If the Borrower makes a voluntary
                                     prepayment of Tranche C Loans during the periods set forth below, the Borrower shall pay to each Tranche C Lender together with the prepayment, a prepayment fee equal to the following percentages of the principal amount of such prepayment:

                                                   PERIOD                                         FEE
                                                   ------                                         ----
                                                   06/03/99-11/30/99...........................   2.00%
                                                   12/01/99-05/29/00...........................   1.50%
                                                   05/30/00-11/26/00...........................   1.00%
                                                   11/27/00-05/26/01...........................   0.50%
                                                   05/27/01 and thereafter.....................   0.00%

REPRESENTATIONS & WARRANTIES:        Customary for the type of transaction
                                     proposed and others to be reasonably
                                     specified by the Managing Agents, in each case to be applied to Arch and its Subsidiaries, including, without limitation, representations and warranties relating to: Subsidiaries and capitalization; the existence, qualification and good standing of the Loan
                                     Parties; authorization; title to
                                     properties; liens; employee benefits; the accuracy and fair presentation of financial statements; absence material adverse change in the financial condition, business operations or properties of the Borrower and its Subsidiaries, if any, since
                                     December 31, 1998; the noncontravention of organizational documents, laws and material agreements; the absence of litigation; the payment of taxes and other material obligations; compliance with environmental and other laws; receipt of necessary approvals;
                                     insurance; validity of licenses, permits and franchises, including FCC licenses; and the power and authority of the Loan Parties to execute, deliver and perform obligations pursuant to the Loan Documents. In addition, the Parent's guaranty contains comparable representations and warranties.

CONDITIONS PRECEDENT TO MERGER:      Customary for the type of transaction
                                     proposed, and others to be reasonably
                                     specified by the Managing Agents,
                                     including, without limitation:

                                     1.  Execution and delivery of definitive
                                         documentation relating to the amendment
                                         and restatement of the Existing PageNet
                                         Credit Agreement and related collateral
                                         documents and the assumption of the
                                         loans thereunder by the Borrower,
                                         signed by the Borrower and each Person
                                         then a party to the Existing PageNet
                                         Credit Agreement or related collateral
                                         documents; and other documentation,
                                         including, without limitation, a
                                         joinder and assumption agreement.

                                     2.  Replacement of certain Schedules to the
                                         Credit Agreement and related collateral
                                         documents, in form and substance
                                         acceptable to the Managing Agents.

                                     3.  Execution and delivery of promissory
                                         notes for the Lenders (other than
                                         Tranche A Lenders, Tranche B Lenders
                                         and Tranche C Lenders).

                                     4.  Execution and delivery of joinder
                                         supplements to the subsidiary guaranty
                                         and applicable collateral documents by
                                         PageNet, its domestic Subsidiaries and
                                         its Material Foreign Subsidiaries.

                                     5.  (a) The stockholders of the Parent
                                         shall have approved the Merger
                                         Transactions, (b) either (i) the
                                         stockholders of PageNet shall have
                                         approved the Merger Transactions, or
                                         (ii) the conditions precedent under the
                                         heading "Additional Conditions
                                         Precedent -- Bankruptcy Proceeding"
                                         below shall have been satisfied, and
                                         (c) the Administrative Agent shall have
                                         received a certificate of the secretary
                                         or assistant secretary of the Parent to
                                         the foregoing effects.

                                     6.  The receipt by the Administrative Agent
                                         of a certificate, dated as of the
                                         Merger Effective Date, of the Secretary
                                         or Assistant Secretary of each of
                                         PageNet and each of its Subsidiaries
                                         that is a party to a Transaction
                                         Document (1) either (x) attaching a
                                         true and complete copy of the
                                         resolutions of its Board of Directors
                                         or other managing body or Person and of
                                         all documents evidencing other
                                         necessary corporate or other action (in
                                         form and substance satisfactory to the
                                         Administrative Agent) taken by it to
                                         authorize the Transaction Documents to
                                         which it is a party and the
                                         consummation of the Transactions or (y)
                                         the condi-
                                        tions precedent under the heading
                                        "Additional Conditions
                                        Precedent -- Bankruptcy Proceeding"
                                        below shall have been satisfied, (2)
                                        attaching a true and complete copy of
                                        its certificate of incorporation and
                                        by-laws or other organizational
                                        documents, (3) setting forth the
                                        incumbency of its officer or officers
                                        who may sign such Transaction Documents, including therein a signature specimen of such officer or officers and (4) attaching a certificate of good standing of the Secretary of State of the jurisdiction of its incorporation and of each other state in which it is qualified to do business, together with such other documents as the
                                        Administrative Agent shall require.

                                     7.  The Administrative Agent shall have
                                         received a certificate, dated as of the
                                         Merger Effective Date, of the Secretary
                                         or Assistant Secretary of each of the
                                         Parent and each of its Subsidiaries
                                         that is a party to a Transaction
                                         Document (1) certifying that there have
                                         been no amendments, supplements or
                                         other modifications to the resolutions,
                                         the certificate of incorporation or
                                         by-laws delivered on the Closing Date
                                         or if so, setting forth the same, and
                                         (2) setting forth the incumbency of its
                                         officer or officers who may sign such
                                         Transaction Documents, including
                                         therein a signature specimen of such
                                         officer or officers, together with such
                                         other documents as the Administrative
                                         Agent shall require.

                                     8.  (a) The Operating Cash Flow of PageNet
                                         for the three month period ending on
                                         the Merger Effective Date or, if the
                                         Merger Effective Date is not the last
                                         day of a month, for the immediately
                                         preceding three month period,
                                         multiplied by 4 shall not be less than
                                         $225,000,000, and the sum of (i)
                                         Annualized Operating Cash Flow of the
                                         Borrower plus (ii) Operating Cash Flow
                                         of PageNet for the three month period
                                         ending on the Merger Effective Date (or
                                         if the Merger Effective Date is not the
                                         last day of a month, for the
                                         immediately preceding three month
                                         period) multiplied by 4 shall not be
                                         less than $485,000,000, (b) the
                                         aggregate number of Pagers in Service
                                         of (i) PageNet and its Subsidiaries as
                                         of the Merger Effective Date shall not
                                         be less than 7,250,000 and (ii) the
                                         Borrower and its Subsidiaries and
                                         PageNet and its Subsidiaries on a
                                         combined basis as of the Merger
                                         Effective Date shall not be less than
                                         13,175,000, and (c) the Administrative
                                         Agent shall have received a certificate
                                         of a financial officer of the Borrower
                                         (including calculations in reasonable
                                         detail) to the foregoing effect in form
                                         and substance satisfactory to the
                                         Managing Agents.

                                     9.  The corporate, tax, capital and
                                         ownership structure (including articles
                                         of incorporation and by-laws),
                                         shareholders agreements and management
                                         of the Parent and its Subsidiaries
                                         before and after the consummation of
                                         the Transactions shall be satisfactory
                                         to the Managing Agents and the
                                         aggregate tax liability reasonably
                                         expected to be incurred by PageNet and
                                         its Subsidiaries and the Parent and its
                                         Subsidiaries as a result of the
                                         Transactions shall not exceed
                                         $15,000,000 in the aggregate and the
                                         Administrative Agent shall have
                                         received a certificate of a financial
                                         officer of the Borrower to the
                                         foregoing effect in form and substance
                                         satisfactory to the Managing Agents.

                                     10. Immediately after the consummation of
                                         the Merger Transactions and the
                                         repayment in full of the DIP Facility,
                                         the Borrower shall have availability
                                         under the Tranche A Commitments in an
                                         amount not less than the sum of
                                         $85,000,000 plus, without duplication,
                                         the amount of any fees or expenses
                                         incurred by the Parent or any of its
                                         Subsidiaries in connection with the
                                         Merger Transactions which are not paid
                                         on the Merger Effective Date.

                                     11. The Parent shall have completed the
                                         Parent Exchange on terms satisfactory
                                         to the Managing Agents, at least 50% of
                                         the aggregate principal amount of the
                                         Parent Discount Notes shall have been
                                         validly tendered and not withdrawn,
                                         Parent Noteholder Consents shall have
                                         been received from holders of Parent
                                         Discount Notes holding at least such
                                         percentage of the aggregate outstanding
                                         principal amount of Parent Discount
                                         Notes, the Parent Discount Notes
                                         Indenture shall either have been
                                         terminated or amended on terms
                                         satisfactory to Managing Agents, and
                                         the Administrative Agent shall have
                                         received a certificate of a financial
                                         officer of the Parent to the foregoing
                                         effects in form and substance
                                         satisfactory to the Managing Agents.

                                     12. (a) PageNet shall have completed the
                                         PageNet Exchange on terms satisfactory
                                         to the Managing Agents, at least 97.5%
                                         of the aggregate outstanding principal
                                         amount of PageNet Notes and at least
                                         50% of the aggregate principal amount
                                         of each series of PageNet Notes shall
                                         have been validly tendered and not
                                         withdrawn, PageNet Noteholder Consents
                                         shall have been received from PageNet
                                         Noteholders holding at least such
                                         percentages of the aggregate
                                         outstanding principal amount of PageNet
                                         Notes, the PageNet Indentures shall
                                         have been either terminated or amended
                                         on terms satisfactory to the Managing
                                         Agents, and the Administrative Agent
                                         shall have received a certificate of a
                                         financial officer of the Parent
                                        to the foregoing effects in form and
                                        substance satisfactory to the Managing
                                        Agents, or (b) the conditions precedent
                                        under the heading "Additional Conditions
                                        Precedent -- Bankruptcy Proceeding"
                                        below shall have been satisfied.

                                     13. PageNet's shareholders' rights plan
                                         shall be inapplicable to the Merger
                                         Transactions and the Administrative
                                         Agent shall have received a certificate
                                         of a financial officer of the Parent to
                                         the foregoing effects in form and
                                         substance satisfactory to the Managing
                                         Agents.

                                     14. Except for the Bankruptcy Proceeding
                                         and orders issued by the court therein,
                                         there shall be no injunction, writ,
                                         preliminary restraining order or other
                                         order of any nature issued by any
                                         governmental body in any respect
                                         affecting the Transactions and no
                                         action or proceeding by or before any
                                         governmental body shall have been
                                         commenced and be pending or, to the
                                         knowledge of the Parent, the Borrower
                                         or Arch, be threatened, seeking to
                                         prevent or delay the Transactions or
                                         challenging any terms and provisions
                                         thereof or seeking any damages in
                                         connection therewith which would in the
                                         reasonable opinion of the Parent (or in
                                         the opinion of the Managing Agents in
                                         their sole discretion with respect to
                                         which written notice has been provided
                                         to the Parent by one or more of the
                                         Managing Agents), individually or in
                                         the aggregate, have a material adverse
                                         effect on (w) the business, property,
                                         financial condition, operations,
                                         projections or prospects of the Parent
                                         and its Subsidiaries on a consolidated
                                         basis, Arch and its Subsidiaries on a
                                         consolidated basis, the Borrower and
                                         its Subsidiaries on a consolidated
                                         basis or PageNet and its Subsidiaries
                                         on a consolidated basis; (x) the
                                         legality, validity or enforceability of
                                         any of the Transaction Documents, (y)
                                         the ability of the Borrower or any
                                         other Loan Party to perform its
                                         obligations under the Loan Documents,
                                         or (z) the rights and remedies of the
                                         Credit Parties under the Loan
                                         Documents, and the Administrative Agent
                                         shall have received a certificate of a
                                         financial officer of the Parent to the
                                         foregoing effects in form and substance
                                         satisfactory to the Managing Agents,
                                         provided that to the extent such
                                         certificate relates to PageNet, such
                                         certificate shall be to the best of the
                                         knowledge of such financial officer.

                                     15. The consummation of the Transactions
                                         shall not (i) constitute a default
                                         under any material agreement of the
                                         Parent, PageNet or any of their
                                         respective Subsidiaries (other than
                                         defaults resulting from the
                                         commencement of the Bankruptcy
                                         Proceeding or defaults nullified by the
                                         Plan of Reorganization or the
                                         Confirmation Order), (ii) require the
                                         prepayment,
                                        repurchase, redemption or defeasance
                                        (other than pursuant to the Exchange
                                        Offers or requirements nullified by the
                                        Plan of Reorganization or the
                                        Confirmation Order) of any indebtedness
                                        of the Parent, PageNet or any of their
                                        respective Subsidiaries prior to its
                                        scheduled maturity, including, without
                                        limitation, under any change of control
                                        or similar provision, or (iii)
                                        constitute a Change of Control, and the
                                        Administrative Agent shall have received a certificate of a financial officer of the Parent to the foregoing effects in form and substance satisfactory to the Managing Agents.

                                     16. The Administrative Agent shall have
                                         received a certificate of a financial
                                         officer of the Parent, dated the Merger
                                         Effective Date, in all respects
                                         satisfactory to the Administrative
                                         Agent certifying that as of the Merger
                                         Effective Date (i) no default or Event
                                         of Default exists and (ii) the
                                         representations and warranties
                                         contained in the Loan Documents are
                                         true and correct.

                                     17. (a) (1) Neither the Parent, Arch, the
                                         Borrower nor any of their respective
                                         Subsidiaries shall have sustained since
                                         December 31, 1998 any loss or
                                         interference with its respective
                                         business from fire, explosion, flood or
                                         other calamity, whether or not covered
                                         by insurance or from any labor dispute
                                         or court or governmental action order,
                                         or decree, (2) except for the
                                         Additional Tranche C Loans (as defined
                                         in and made under the Existing Tranche
                                         A and Tranche C Credit Agreement) and
                                         the Arch 13 3/4% Notes, since such date
                                         there shall not have been a material
                                         increase in short-term debt or
                                         long-term debt of the Parent, Arch, the
                                         Borrower or any of their respective
                                         Subsidiaries (other than debt
                                         contemplated by this Agreement), and
                                         (3) since such date there shall not
                                         have been any change, or any
                                         development involving a prospective
                                         change, that could in the reasonable
                                         opinion of the Parent reasonably be
                                         expected to result (or in the opinion
                                         of the Managing Agents in their sole
                                         discretion with respect to which
                                         written notice has been provided to the
                                         Parent by one or more of the Managing
                                         Agents be expected to result) in a
                                         material adverse effect on (i) the
                                         business, property, financial
                                         condition, operations, projections or
                                         prospects of the Parent and its
                                         Subsidiaries on a consolidated basis or
                                         Arch and its Subsidiaries on a
                                         consolidated basis; (ii) the legality,
                                         validity or enforceability of any of
                                         the Loan Documents, (iii) the ability
                                         of the Borrower to repay its
                                         obligations under the Loan Documents or
                                         of any other Loan Party to perform its
                                         obligations under the Loan Documents,
                                         or (iv) the rights and remedies of the
                                         Credit Parties under the Loan
                                         Documents.

                                         (b) (1) Except to the extent publicly
                                         disclosed by PageNet prior to the
                                         Closing Date, neither PageNet nor any
                                         of its Subsidiaries shall have
                                         sustained since December 31, 1998, any
                                         loss or interference with its
                                         respective business from fire,
                                         explosion, flood or other calamity,
                                         whether or not covered by insurance or
                                         from any labor dispute or court or
                                         governmental action order, or decree
                                         (other than, in the event of the
                                         commencement of the Bankruptcy
                                         Proceeding, litigation before the
                                         Bankruptcy Court which litigation is
                                         disposed of pursuant to the
                                         Confirmation Order (described under the
                                         heading "Additional Conditions
                                         Precedent -- Bankruptcy Proceeding"
                                         below) other than as set forth in its
                                         audited financial statements as of that
                                         date, (2) since such date, except for
                                         borrowings under the Existing PageNet
                                         Credit Agreement and borrowings under
                                         the DIP Facility, there shall not have
                                         been a material increase in short-term
                                         debt or long-term debt of PageNet or
                                         any of its Subsidiaries (other than, in
                                         the event of the commencement of the
                                         Bankruptcy Proceeding, pursuant to the
                                         DIP Loan Documents, as permitted in the
                                         PageNet Merger Documents), and (3)
                                         except to the extent publicly disclosed
                                         by PageNet prior to the Closing Date,
                                         since such date there shall not have
                                         been any change, or any development
                                         involving a prospective change (other
                                         than the commencement of the Bankruptcy
                                         Proceeding), that could in the
                                         reasonable opinion of the Parent
                                         reasonably be expected to result (or in
                                         the opinion of the Managing Agents in
                                         their sole discretion with respect to
                                         which written notice has been provided
                                         to the Parent by one or more of the
                                         Managing Agents be expected to result)
                                         in a material adverse effect on (i) the
                                         business, property, financial
                                         condition, operations, projections or
                                         prospects of PageNet and its
                                         Subsidiaries on a consolidated basis;
                                         (ii) the legality, validity or
                                         enforceability of any of the Loan
                                         Documents, (iii) the ability of the
                                         Borrower to repay its obligations under
                                         the Loan Documents or of any other Loan
                                         Party to perform its obligations under
                                         the Loan Documents, or (iv) the rights
                                         and remedies of the Credit Parties
                                         under the Loan Documents.

                                     (c) The Administrative Agent shall have
                                         received a certificate of a financial
                                         officer of the Parent, dated the Merger
                                         Effective date, in all respects
                                         satisfactory to the Managing Agents
                                         certifying to clauses (a) and (b)
                                         above, provided, that with respect to
                                         clause (b), such certificate shall be
                                         to the best of the knowledge of such
                                         financial officer. The filing of the
                                         Bankruptcy Proceeding shall not, in and
                                         of itself, be deemed to be a material
                                         adverse change with respect to PageNet
                                         and its Subsidiaries.

                                     18. The Administrative Agent shall have
                                         received financial projections (giving
                                         effect to the Merger) of (i) the Parent
                                         and its Subsidiaries on a consolidated
                                         basis, (ii) Arch and its Subsidiaries
                                         on a consolidated basis, (iii) the
                                         Borrower and its Subsidiaries on a
                                         consolidated basis, and (iv) PageNet
                                         and its Subsidiaries on a consolidated
                                         basis, in each case after giving effect
                                         to the Merger, for the period through
                                         the Tranche C Maturity Date, each in
                                         form and substance satisfactory to the
                                         Managing Agents.

                                     19. The Administrative Agent shall have
                                         received a certified copy of a final
                                         order of the FCC approving the transfer
                                         of control of such of PageNet and its
                                         Subsidiaries which hold FCC licenses to
                                         the Parent or any of its Subsidiaries.

                                     20. All approvals and consents of all
                                         Persons required to be obtained prior
                                         to the Merger Effective Date in
                                         connection with the consummation of the
                                         Transactions (including, without
                                         limitation, the lenders under the
                                         Existing PageNet Credit Agreement and
                                         the noteholders under the PageNet
                                         Indentures and the Existing Arch
                                         Indentures, to the extent required)
                                         shall have been obtained and all
                                         required notices shall have been given
                                         and all required waiting periods shall
                                         have expired, including, without
                                         limitation, under the the
                                         Hart-Scott-Rodino Antitrust
                                         Improvements Act of 1976, as amended
                                         (or expiration of applicable waiting
                                         periods), and no provision of any
                                         applicable statute, law, rule or
                                         regulation of any governmental body
                                         will prevent the execution, delivery or
                                         performance of, or affect the validity
                                         of, the Transaction Documents, and the
                                         Administrative Agent shall have
                                         received a certificate of an officer of
                                         the Parent in form and substance
                                         satisfactory to the Administrative
                                         Agent to the foregoing effects.

                                     21. The Administrative Agent shall have
                                         received (i) such UCC, tax, patent,
                                         trademark and judgment lien search
                                         reports with respect to such applicable
                                         public offices where Liens are filed,
                                         as shall be acceptable to the
                                         Administrative Agent, disclosing that
                                         there are no Liens of record in such
                                         official's office covering any
                                         collateral or showing the Parent,
                                         PageNet or any of their respective
                                         Subsidiaries as a debtor thereunder
                                         (other than liens permitted by the Loan
                                         Documents), (ii) a certificate of the
                                         Parent, dated the Merger Effective
                                         Date, certifying that, as of the Merger
                                         Effective Date, there will exist no
                                         Liens on the Collateral (other than
                                         liens permitted by the Loan Documents),
                                         and (iii) such Uniform Commercial Code
                                         financing statements or financing
                                         statement amendments, executed by the
                                         appropriate Loan Parties,
                                        as shall be reasonably requested by the
                                        Administrative Agent, together with
                                        either (x) satisfactory evidence that
                                        all taxes payable in connection with the filing of the UCC-1 financing statements have been paid or (y) a check payable to each applicable governmental body in payment of each such tax.

                                     22. Each of the conditions precedent
                                         contained in the Merger Documents to
                                         the consummation of the Merger
                                         Transactions shall have been satisfied
                                         (with no waiver of any condition
                                         thereof without the prior written
                                         consent of the Managing Agents), and
                                         the Merger Transactions (other than the
                                         Dropdown) shall have been consummated
                                         in accordance with the terms of the
                                         Merger Documents (with no amendment,
                                         supplement or other modification to any
                                         term or provision contained therein
                                         without the prior written consent of
                                         the Required Lenders (other than any
                                         amendment, supplement or other
                                         modification to any nonmaterial term or
                                         provision contained therein or any
                                         amendment, supplement or other
                                         modification which is not adverse to
                                         the Lenders which may be made with the
                                         prior written consent of the Managing
                                         Agents)) and all applicable laws,
                                         governmental policies, rules and
                                         regulations.

                                     23. All representations and warranties made
                                         in the Merger Documents by the Parent,
                                         Merger Sub and PageNet shall be true
                                         and correct in all material respects.

                                     24. The Administrative Agent shall have
                                         received a certificate of the Secretary
                                         or Assistant Secretary of the Parent,
                                         in all respects satisfactory to the
                                         Administrative Agent, (a) attaching a
                                         true and complete copy of each of the
                                         fully executed Merger Documents
                                         (including, without limitation, the
                                         Merger Agreement, the amendments to the
                                         PageNet Indentures and the Parent
                                         Discount Notes Indenture, the
                                         registration statements with respect to
                                         the Parent Exchange Offer and the
                                         PageNet Exchange Offer as filed with
                                         the SEC, all of which shall be
                                         satisfactory to the Managing Agents),
                                         and (b) certifying that (i) each Merger
                                         Document is in full force and effect,
                                         (ii) no default or event of default by
                                         the Parent or the Borrower or, to the
                                         best of the knowledge of the Parent and
                                         the Borrower, any other party, has
                                         occurred and is continuing thereunder
                                         and (iii) each of the conditions
                                         specified in paragraphs 22 and 23 above
                                         have been satisfied, provided, however,
                                         that with respect to the
                                         representations and warranties made in
                                         the Merger Documents by PageNet or any
                                         of its Subsidiaries, such certification
                                         shall be made to the best knowledge of
                                         the Parent.

                                     25. The Administrative Agent shall have
                                         received, in form and substance
                                         satisfactory to the Managing Agents,
                                        such amendments, waivers or consents to
                                        the Transactions from the lenders under
                                        the documentation for the existing
                                        PageNet Canadian credit facilities,
                                        including, without limitation,
                                        amendments to limit the collateral
                                        thereunder to the assets of the PageNet
                                        Canadian Subsidiaries existing on the
                                        Merger Effective Date in which a Lien
                                        was granted prior to such date, as the
                                        Managing Agents shall require.

                                     26. The Administrative Agent shall have
                                         received a compliance certificate
                                         signed by a financial officer of the
                                         Borrower, in all respects reasonably
                                         satisfactory to the Administrative
                                         Agent, dated the Merger Effective Date,
                                         and (i) stating that the Borrower is in
                                         compliance with all covenants on a
                                         pro-forma basis after giving effect to
                                         the Transactions, and (ii) attaching a
                                         copy of a pro-forma Consolidated
                                         balance sheet of the Borrower utilized
                                         for purposes of preparing such
                                         compliance certificate, which pro-forma
                                         Consolidated balance sheet presents the
                                         Borrower's good faith estimate of its
                                         pro-forma Consolidated financial
                                         condition at the date thereof, after
                                         giving effect to the Transactions.

                                     27. Either (i) all of the Existing PageNet
                                         Lenders shall have consented to the
                                         consummation of the Merger Transactions
                                         and the Administrative Agent shall have
                                         received a Certificate of the Secretary
                                         or Assistant Secretary of the Parent to
                                         the foregoing effect or (ii) the
                                         conditions set forth under the heading
                                         "Additional Conditions
                                         Precedent -- Bankruptcy Proceeding"
                                         shall have been satisfied.

                                     28. The Merger shall occur on or before
                                         September 30, 2000.

                                     29. A certificate of merger shall have been
                                         filed with the Secretary of State of
                                         the State of Delaware, which
                                         certificate shall comply as to form and
                                         substance with the General Corporation
                                         Law of Delaware, and the Administrative
                                         Agent shall have received a certified
                                         copy thereof.

                                     30. With respect to each PageNet Subsidiary
                                         Merger, if any, a PageNet Subsidiary
                                         Merger Certificate shall have been
                                         filed with the applicable governmental
                                         body, each of which shall comply as to
                                         form and substance with applicable
                                         state law, and the Administrative Agent
                                         shall have received a certified copy
                                         thereof.

                                     31. The API Lenders' due diligence
                                         investigations with respect to the
                                         Parent, Arch, the Borrower and their
                                         respective Subsidiaries, PageNet and
                                         its Subsidiaries, the Acquisition and
                                         the other Transactions shall be
                                         satisfactory in all respects to
                                         Required Lenders.

                                     32. The Spin-Off shall have occurred.

                                     33. The Administrative Agent shall have
                                         received satisfactory legal opinions of
                                         counsel to the Loan Parties, including,
                                         without limitation, with respect to the
                                         tax treatment of the Merger
                                         Transactions and FCC matters, addressed
                                         to the Administrative Agent and the
                                         other Credit Parties, dated the Merger
                                         Effective Date and in form and
                                         substance satisfactory to the
                                         Administrative Agent.

                                     34. The percentage of shares of Stock of
                                         PageNet with respect to which the
                                         holders thereof shall have perfected
                                         their appraisal rights shall not exceed
                                         5% of the outstanding shares of
                                         PageNet, the holders of which are
                                         entitled to appraisal rights, and the
                                         Administrative Agent shall have a
                                         received a certificate of a financial
                                         officer of the Parent, in form and
                                         substance satisfactory to the
                                         Administrative Agent, as to the
                                         foregoing, which certificate shall
                                         specify the number of such shares.

                                     35. All fees and expenses payable to the
                                         Agents and the Lenders on the Merger
                                         Effective Date shall have been paid,
                                         including the reasonable fees and
                                         expenses of counsel to the
                                         Administrative Agent.

                                     36. The Administrative Agent shall have
                                         received such other documents and
                                         assurances as the Managing Agents shall
                                         reasonably require.

ADDITIONAL CONDITIONS
PRECEDENT -- BANKRUPTCY
  PROCEEDING:                        In the event that (i) a vote in favor of
                                     the Plan of Reorganization by (A) PageNet
                                     Noteholders holding at least two-thirds of the aggregate principal amount of the PageNet Notes that are actually voted and by a majority in number of the PageNet
                                     Noteholders that actually vote and (B)
                                     lenders holding at least two-thirds of the aggregate principal amount of the indebtedness under the Existing PageNet
                                     Credit Agreement that are actually voted and by a majority in number of such lenders that actually vote, and (ii) certain other conditions set forth in the Merger
                                     Agreement are satisfied, PageNet will
                                     commence the Bankruptcy Proceeding. In the event that the Bankruptcy Proceeding has been commenced, as a condition to the consummation of the Merger Transactions the following additional conditions precedent shall have been satisfied:

                                     1. PageNet shall have submitted to the
                                        court the Plan of Reorganization which
                                        shall be acceptable in all respects to
                                        the Managing Agents.

                                     2. The DIP Facility shall have been repaid
                                        in full (with not more than $15,000,000
                                        (less any amount invested by the Parent
                                        or any of its Subsidiaries in the
                                        PageNet Canadian Subsidiaries) having
                                        been paid by the Bor-
                                       rower with the proceeds of Tranche A
                                       Loans) and all Liens in respect thereof
                                       shall have been terminated, and the
                                       Administrative Agent shall have received evidence, in form and substance satisfactory to the Managing Agents, to such effect.

                                     3. The Administrative Agent shall have
                                        received a court certified copy of a
                                        final confirmation order issued by the
                                        bankruptcy court confirming the Plan of
                                        Reorganization in form and substance
                                        satisfactory to the Managing Agents.

FINANCIAL COVENANTS:                 Customary for the type of transaction
                                     proposed, including, without limitation, the following:

                                     1. Total Leverage Ratio -- At all times
                                        prior to the Existing Arch Senior Note
                                        Termination Date, during the periods set forth below the Total Leverage Ratio shall not exceed the following:

                                        (a) prior to the Merger Effective Date:

                                                   PERIOD                            TOTAL LEVERAGE RATIO
                                                   ------                            --------------------
                                                   Closing Date through 6/29/00....       4.50:1.00
                                                   6/30/00 through 6/29/01.........       4.25:1.00
                                                   6/30/01 through 6/29/02.........       4.00:1.00
                                                   6/30/02 and thereafter..........       3.50:1.00

                                       (b) on and after the Merger Effective
                                       Date:

                                                   PERIOD                            TOTAL LEVERAGE RATIO
                                                   ------                            --------------------
                                                   Merger Effective Date through
                                                     6/29/01.......................        4.00:100
                                                   6/30/01 through 6/29/02.........       3.50:1.00
                                                   6/30/02 and thereafter..........       3.00:1.00

                                       At all times on and after the Existing
                                       Arch Senior Note Termination Date, the
                                       Total Leverage Ratio shall not exceed
                                       4.00:1.00.

                                     2. API Leverage Ratio -- At all times the
                                        API Leverage Ratio shall be less than or equal to:

                                       (a) prior to the Merger Effective Date,
                                     2.50:1.00; and

                                       (b) on and after the Merger Effective
                                       Date during the periods set forth below
                                       the following:

                                                   PERIOD                            TOTAL LEVERAGE RATIO
                                                   ------                            --------------------
                                                   Merger Effective Date through
                                                     6/29/01.......................        3.00:100
                                                   6/30/01 through 6/29/02.........       2.50:1.00
                                                   6/30/02 and thereafter..........       2.00:1.00

                                     3. Interest Coverage Ratio -- As of the
                                        last day of each fiscal quarter during
                                        the periods set forth below, the
                                        Interest Coverage Ratio shall exceed the following:

                                     (a) prior to the Merger Effective Date:

                                                PERIOD                             INTEREST COVERAGE RATIO
                                                ------                             -----------------------
                                                Closing Date through 9/30/00....          2.00:1.00
                                                12/31/00 and thereafter.........          2.25:1.00

                                     (b) on and after the Merger Effective Date:

                                                PERIOD                              TOTAL LEVERAGE RATIO
                                                ------                              --------------------
                                                Merger Effective Date through
                                                  12/31/00.......................        2.00:1.00
                                                3/31/01 through 9/30/01..........        2.25:1.00
                                                12/31/01 and thereafter..........        2.50:1.00

                                     4. Pro Forma Debt Service Coverage
                                        Ratio -- As of the last day of each
                                        fiscal quarter, the Pro Forma Debt
                                        Service Coverage Ratio shall exceed
                                        1.25:1.00.

                                     5. Fixed Charge Coverage
                                        Ratio -- Commencing June 30, 2001, as of the last day of each fiscal quarter, the Fixed Charge Coverage Ratio shall exceed 1.00:1.00.

                                     6. Minimum Net Revenues -- As of the last
                                        day of each full fiscal quarter during
                                        the period from Merger Effective Date
                                        until the last day of the fiscal quarter ending on the second anniversary thereof (or if such anniversary is not the last day of a fiscal quarter, the last day of the fiscal quarter in which such anniversary occurs), the net revenues of the Borrower and its Subsidiaries on a consolidated basis for such fiscal quarter shall be greater than
                                        $350,000,000.

                                     7. Maximum Capital Expenditures -- Capital
                                        Expenditures made or obligated to be
                                        made in respect of each fiscal quarter
                                        set forth below shall not exceed the
                                        amount set forth below with respect to
                                        such fiscal quarter:

                                                FISCAL QUARTER ENDING                      AMOUNT
                                                ---------------------                    -----------
                                                9/30/00...............................   $75,000,000
                                                12/31/00..............................   $75,000,000
                                                3/31/01...............................   $70,000,000

                                       Capital Expenditures shall be calculated on a non-cumulative basis so that amounts not used in a fiscal quarter may not be carried over and used in a subsequent fiscal quarter.

OTHER COVENANTS:                     Customary affirmative and negative
                                     covenants for the type of transaction
                                     proposed, in each case (except where
                                     otherwise provided) to be applied to Arch and its Subsidiaries, including, without limitation, the periodic delivery of financial statements and other information;
                                     the payment and performance of taxes and other material obligations; the maintenance of existence, qualification, good standing, properties, licenses and insurance; compliance with environmental and other laws, regulations and material agreements; and the following:

                                     1. Limitations on Liens -- Arch and its
                                        Subsidiaries will not incur any liens,
                                        except (i) existing liens securing
                                        specified Indebtedness as set forth on a schedule to the Credit Agreement, (ii) liens for capital leases, taxes, assessments or governmental charges, mechanics, carriers, warehousemen or materialmen arising in the ordinary course of business not yet not delinquent or, if delinquent, being contested in good faith and by appropriate proceedings diligently conducted and for which such reserve or other appropriate provision as shall be required by the Borrower's accountants in accordance with GAAP shall have been made, (iii) liens created or existing under the Credit Agreement and the collateral documents executed in connection therewith, (iv) equal and ratable liens in favor of the Collateral Agents in the Collateral (other than the Existing API Collateral and the Existing PageNet Collateral) as described in paragraph 3 of "Security" above, (v) liens on property existing on the Merger Effective Date under the Canadian credit facilities of PageNet's Canadian Subsidiaries provided that such liens do not extend to any other property of the Borrower and its Subsidiaries, and (vi) other liens securing Indebtedness (including purchase money obligations) of the Borrower and the Subsidiary Guarantors not exceeding 2.5% of Maximum Permitted Indebtedness.

                                     2. Limitation on Indebtedness -- Arch and
                                        its Subsidiaries will not incur any
                                        Indebtedness, except:

                                          (a) Indebtedness arising under the
                                              Credit Facilities,

                                          (b) Indebtedness of Arch arising under
                                              the Arch Senior Notes,

                                          (c) Indebtedness under intercompany
                                              notes,

                                          (d) existing Indebtedness as set forth
                                              on a schedule to the Credit
                                              Agreement,

                                          (e) prior to the Existing Arch Senior
                                              Note Termination Date, unsecured
                                              Indebtedness (A) between the
                                              Borrower and Arch, provided that
                                              written notice thereof is given
                                              120 days prior thereto and (B)
                                              among the Borrower and its
                                              Subsidiaries (other than Benbow
                                              Investments until such time as
                                              Benbow Investments ceases to be an
                                              Unrestricted Subsidiary under and
                                              as defined in the Arch Indentures,
                                              has become a Subsidiary Guarantor
                                              and has granted a security
                                              interest to the Collateral Agents
                                              in its assets),

                                          (f) on and after the Existing Arch
                                              Senior Note Termination Date,
                                              unsecured and subordinated
                                              Indebtedness (i) between the
                                              Borrower and Arch, (ii) between
                                              the Borrower and any Subsidiary
                                              Guarantor, and (iii) between any
                                              Subsidiary Guarantor and any other
                                              any Subsidiary Guarantor which
                                              shall be subordinated to the
                                              Borrower's or such Subsidiary
                                              Guarantor's obligations under the
                                              Credit Facilities on terms and
                                              conditions acceptable to the
                                              Administrative Agent and the
                                              Required Lenders ("Intercompany
                                              Subordinated Debt"),

                                          (g) Indebtedness of the Borrower in
                                              respect of a subordinated
                                              promissory note (the "ACE
                                              Subordinated Note"), made by ACE
                                              (the Borrower's predecessor) to
                                              The Westlink Company II
                                              (subsequently merged into Benbow
                                              Investments, Inc.), in a principal
                                              amount not in excess of
                                              $50,000,000,

                                          (h) (i) prior to the Existing Arch
                                              Senior Note Termination Date,
                                              Contingent Obligations of Arch,
                                              the Borrower or any Subsidiary of
                                              the Borrower (other than Benbow
                                              Investments until such time as
                                              Benbow Investments ceases to be an
                                              Unrestricted Subsidiary under and
                                              as defined in the Arch Indentures,
                                              has become a Subsidiary Guarantor
                                              and has granted a security
                                              interest to the Collateral Agents
                                              in its assets) incurred to, or for
                                              the benefit of, Arch, the Borrower
                                              or any of its Subsidiaries (other
                                              than Benbow Investments until such
                                              time as Benbow Investments ceases
                                              to be an Unrestricted Subsidiary
                                              under and as defined in the Arch
                                              Indentures, has become a
                                              Subsidiary Guarantor and has
                                              granted a security interest to the
                                              Collateral Agents in its assets)
                                              and (ii) on and after the Arch
                                              Senior Note Termination Date,
                                              guarantees by the Borrower of
                                              Indebtedness of any Subsidiary
                                              Guarantor, by any Subsidiary
                                              Guarantor of Indebtedness of the
                                              Borrower and by any Subsidiary
                                              Guarantor of Indebtedness of any
                                              other Subsidiary Guarantor,
                                              provided that the Indebtedness
                                              would be permitted under Covenant
                                              2 above if it was directly
                                              incurred,

                                          (i) on and after the Merger Effective
                                              Date, Indebtedness (including,
                                              without duplication, guaranties)
                                              of PageNet's Canadian Subsidiaries
                                              in an aggregate principal amount
                                              not in excess of (A) in the case
                                              of the Paging Network of Canada,
                                              Inc. credit facility, Canadian
                                              $64,350,000, (B) in the case of
                                              the Madison Telecommunications
                                              Holdings, Inc.

                                           credit facility, Canadian
                                           $28,500,000, and (C) without
                                           duplication, the guaranties thereof
                                           by PageNet and its Subsidiaries which
                                           are in effect on the Merger Effective
                                           Date, and

                                          (j) other Indebtedness of the Borrower
                                              and the Subsidiary Guarantors
                                              (including purchase money and
                                              capitalized lease obligations and
                                              Indebtedness in respect of
                                              non-competition agreements) not
                                              exceeding 2.5% of Maximum
                                              Permitted Indebtedness.

                                     3. Limitation on Investments -- The
                                        Borrower and its Subsidiaries shall not
                                        make any investments, loans or other
                                        advances other than:

                                          (a) investments in cash equivalents
                                              and investments existing at
                                              closing (as set forth on a
                                              schedule to the Credit Agreement),

                                          (b) prior to the Existing Arch Senior
                                              Note Termination Date, loans or
                                              advances by the Borrower or any of
                                              its Subsidiaries to Arch, the
                                              Borrower or any of its
                                              Subsidiaries (other than Benbow
                                              Investments until such time as
                                              Benbow Investments ceases to be an
                                              Unrestricted Subsidiary under and
                                              as defined in the Arch Indentures,
                                              has become a Subsidiary Guarantor
                                              and has granted a security
                                              interest to the Collateral Agents
                                              in its assets),

                                          (c) investments by the Borrower in
                                              Benbow Investments consisting
                                              solely of the ACE Subordinated
                                              Note,

                                          (d) Investments by the Borrower or any
                                              Subsidiary Guarantor in
                                              Intercompany Subordinated Debt,
                                              provided, however, that (A) any
                                              such loan is evidenced by a
                                              subordinated promissory note in
                                              form and substance satisfactory to
                                              the Administrative Agent which is
                                              delivered to the Appropriate Party
                                              under the applicable Collateral
                                              Document, and (B) no default or
                                              event of default would exist
                                              before or after giving effect
                                              thereto;

                                          (e) investments ("Additional Benbow
                                              Investments") by Benbow
                                              Investments in Benbow, provided
                                              that (i) immediately before and
                                              after giving effect to any such
                                              Additional Benbow Investment, no
                                              default or event of default shall
                                              exist, (ii) prior to the Existing
                                              Arch Senior Note Termination Date,
                                              the amount of such Additional
                                              Benbow Investments (exclusive of
                                              Parent common Stock contributed to
                                              Benbow Investments and advanced by
                                              Benbow Investments to Benbow to
                                              enable Benbow to satisfy its
                                              obligations under the Page Call

                                            Purchase Agreement or to satisfy the
                                            Parent's guaranty thereof) shall not
                                            exceed $10,000,000 in the aggregate
                                            in any one fiscal year of the
                                            Borrower and $25,000,000 in the
                                            aggregate for all such Additional
                                            Benbow Investments and provided
                                            further that the amount of such
                                            Additional Benbow Investments shall
                                            in no event exceed the amount
                                            required to be paid by Benbow
                                            Investments to June Walsh pursuant
                                            to the Purchase Agreement, dated as
                                            of June 24, 1999, among the Parent,
                                            Benbow, Benbow Investments and June
                                            Walsh (the "Benbow Purchase
                                            Agreement") plus the amount required
                                            to be advanced by Benbow Investments
                                            to Benbow to enable Benbow to make
                                            payments to Lisa-Gaye Shearing under
                                            the Page Call Purchase Documents,
                                            and (ii) on and after the Existing
                                            Arch Senior Note Termination Date,
                                            Additional Benbow Investments may be
                                            made so long as before and after
                                            giving effect thereto, the API
                                            Leverage Ratio is less than or equal
                                            to 2:00:1.00 provided that the
                                            amount of such Additional Benbow
                                            Investments shall in no event exceed
                                            the amount required to be paid by
                                            Benbow Investments to June Walsh
                                            pursuant to the Benbow Purchase
                                            Agreement plus the amount required
                                            to be advanced by Benbow Investments
                                            to Benbow to enable Benbow to make
                                            payments to Lisa-Gaye Shearing under
                                            the Page Call Purchase Documents,

                                          (f) payments by the Borrower in
                                              respect of the ACE Subordinated
                                              Note, provided that (i) no default
                                              or event of default would exist
                                              and be continuing immediately
                                              before and after giving effect
                                              thereto, (ii) the amount of any
                                              such payment shall not exceed the
                                              amount of Additional Benbow
                                              Investments permitted to be made
                                              to Benbow pursuant clause (e)
                                              above as of the date such payment
                                              is made, and (iii) the proceeds of
                                              any such payment shall be used
                                              promptly and solely as an
                                              Additional Benbow Investment;

                                          (g) other investments, provided that
                                              (i) no default or event of default
                                              shall exist before and after
                                              giving effect thereto, (ii) the
                                              Borrower shall have delivered the
                                              required annual and quarterly
                                              financial statements that
                                              demonstrate that the Total
                                              Leverage Ratio has been less than
                                              3.00:1:00 for the immediately
                                              preceding two consecutive fiscal
                                              quarters, and (iii) the Total
                                              Leverage Ratio would be less than
                                              or equal to 3.00:1.00 after giving
                                              effect thereto,

                                          (h) Investments consisting of
                                              intercompany notes, and

                                          (i) the Merger Transactions upon
                                              satisfaction of the conditions set
                                              forth under the headings
                                              "Conditions Precedent to Merger"
                                              and, if applicable, "Additional
                                              Conditions Precedent
                                               -- Bankruptcy Proceeding", above.

                                     4. Limitation on the Sale/Exchange of
                                        Assets -- Arch and its Subsidiaries may
                                        not sell, assign, exchange, lease or
                                        otherwise dispose of any assets, except
                                        (i) sales, assignments, exchanges,
                                        leases or other dispositions of property in the ordinary course of business, (ii) prior to the Existing Arch Senior Note Termination Date, sales or other dispositions of property between Arch, the Borrower or any Subsidiary of Arch, provided that written notice thereof is given 120 days prior thereto, (iii) other sales, assignments, exchanges, leases or other dispositions not exceeding $25,000,000 individually or $50,000,000 collectively during any 24 month period; provided, however, that both before and after giving effect thereto (a) no default or event of default shall exist, and (b) the proceeds derived therefrom are used to prepay loans as described in Mandatory Prepayments, above;

                                     5. Limitation on Acquisitions -- The Parent
                                        and its Subsidiaries may not make
                                        acquisitions (other than the Merger
                                        pursuant to the terms contained herein)
                                        except that the Borrower and its
                                        Subsidiaries may make acquisitions,
                                        provided (i) both before and after
                                        giving effect to any acquisition no
                                        default or event of default exists, (ii) acquisitions are limited to the wireless messaging industry, (iii) such acquisitions do not exceed $25,000,000 individually or $50,000,000 collectively during any 24 month period, (iv) the Total Leverage Ratio is less than or equal to 4.75:1.00 both before and after such acquisition and (v) the API Leverage Ratio is less than or equal to 2.50:1.00 both before and after such acquisition;

                                     6. Restricted Payments -- Prohibition on
                                        distributions, including dividends and
                                        other restricted payments ("Restricted
                                        Payments"), except:

                                          (a) Prior to the Existing Arch Senior
                                              Note Termination Date -- Prior to
                                              the Existing Arch Senior Note
                                              Termination Date, whether or not
                                              any of the Parent Discount Notes
                                              are outstanding or the Parent
                                              Discount Notes Indenture is in
                                              effect, the following Restricted
                                              Payments shall be permitted:

                                            (i) any Subsidiary of Arch may,
                                                directly or indirectly, make
                                                Restricted Payments to Arch, the
                                                Borrower or any of its
                                                Subsidiaries (other than Benbow
                                                Investments until such time as
                                                Benbow Investments ceases to be
                                                an Unrestricted Sub-
                                             sidiary under and as defined in the
                                             Arch Indentures, has become a
                                             Subsidiary Guarantor and has
                                             granted a security interest to the
                                             Collateral Agents in its assets),
                                             provided that with respect to any
                                             Restricted Payment to Arch written
                                             notice thereof is given 120 days
                                             prior thereto (other than with
                                             respect to a Restricted Payment to
                                             Arch on a day on which Arch is
                                             obligated to make a payment in
                                             respect of Required Obligations so
                                             long as the amount thereof does not
                                             exceed the amount of the Required
                                             Obligation payable on such date);

                                            (ii) Arch and its Subsidiaries may
                                                 make Restricted Payments to the
                                                 Parent for purposes of enabling
                                                 the Parent, as a consolidated
                                                 taxpayer to pay taxes, pursuant
                                                 to the terms set forth in the
                                                 Tax Sharing Agreement;

                                            (iii) the Borrower and its
                                                  Subsidiaries may pay
                                                  management fees to Arch in any
                                                  fiscal quarter (in an
                                                  aggregate amount not exceeding
                                                  1.5% of the net revenue of
                                                  Arch and its Subsidiaries for
                                                  the immediately preceding four
                                                  fiscal quarters ending with
                                                  the latest fiscal quarter for
                                                  which Arch has filed a
                                                  quarterly report with the SEC
                                                  on form 10-Q or an annual
                                                  report on form 10-K) in
                                                  accordance with the terms set
                                                  forth in the Management
                                                  Agreement for services
                                                  rendered to the Borrower or
                                                  any of its Subsidiaries,
                                                  provided that (i) no default
                                                  or event of default has
                                                  occurred or is continuing
                                                  (provided that during the
                                                  continuance of a default or an
                                                  event of default, the
                                                  management fee may be accrued,
                                                  but not paid) and (ii) any
                                                  such management fee accrued or
                                                  paid shall be treated as an
                                                  operating expense and deducted
                                                  from the calculation of
                                                  Operating Cash Flow of the
                                                  Borrower; and

                                            (iv) provided that no default or
                                                 event of default shall exist
                                                 both before and after giving
                                                 effect thereto, after the
                                                 Borrower has delivered the
                                                 required annual and quarterly
                                                 financial statements that
                                                 demonstrate that the Total
                                                 Leverage Ratio has been less
                                                 than 3.00:1:00 for the
                                                 immediately preceding two
                                                 consecutive fiscal quarters,
                                                 and provided that the Total
                                                 Leverage Ratio would be less
                                                 than or equal to 3.00:1.00
                                                 after giving effect thereto,
                                                 (A) Arch may make any
                                                 Restricted Payments to the
                                                 Parent, and (B) the Parent may
                                                 make any Restricted Payments to
                                                 its shareholders.

                                          (b) On and After the Existing Arch
                                              Senior Note Termination Date -- On
                                              and after the Existing Arch Senior
                                              Note Termination Date, whether or
                                              not any of the Parent Discount
                                              Notes are outstanding or the
                                              Parent Discount Notes Indenture is
                                              in effect, the following
                                              Restricted Payments shall be
                                              permitted:

                                            (i) any Subsidiary of the Borrower
                                                may make a Restricted Payment to
                                                its parent;

                                            (ii) provided that no default or
                                                 event of default shall exist
                                                 both before and after giving
                                                 effect thereto, a Subsidiary of
                                                 Arch may make a Restricted
                                                 Payment (other than any payment
                                                 under the Tax Sharing Agreement
                                                 or the Management Agreement) to
                                                 Arch (A) on a day on which Arch
                                                 is obligated to make a payment
                                                 in respect of Required
                                                 Obligations so long as the
                                                 amount thereof does not exceed
                                                 the amount of the Required
                                                 Obligation payable on such
                                                 date, and (B) for any other
                                                 purpose so long as after giving
                                                 effect thereto, the API
                                                 Leverage Ratio does not exceed
                                                 2.00:1.00;

                                            (iii) Arch and its Subsidiaries may
                                                  make Restricted Payments to
                                                  the Parent for purposes of
                                                  enabling the Parent, as a
                                                  consolidated taxpayer to pay
                                                  taxes, pursuant to the terms
                                                  set forth in the Tax Sharing
                                                  Agreement;

                                            (iv) the Borrower and its
                                                 Subsidiaries may pay Management
                                                 Fees to Arch in any fiscal
                                                 quarter (in an aggregate amount
                                                 not exceeding 1.5% of the net
                                                 revenue of arch and its
                                                 Subsidiaries for the
                                                 immediately preceding four
                                                 fiscal quarters ending with the
                                                 latest fiscal quarter for which
                                                 Arch has filed a quarterly
                                                 report with the SEC on form
                                                 10-Q or an annual report on
                                                 form 10-K) in accordance with
                                                 the terms set forth in the
                                                 Management Agreement for
                                                 services rendered to the
                                                 Borrower or any of its
                                                 Subsidiaries, provided that (i)
                                                 no default or event of default
                                                 has occurred or is continuing
                                                 (provided that during the
                                                 continuance of a default or an
                                                 event of default, the
                                                 management fee may be accrued,
                                                 but not paid) and (ii) any such
                                                 management fee accrued or paid
                                                 shall be treated as an
                                                 operating expense and deducted
                                                 from the calculation of
                                                 Operating Cash Flow of the
                                                 Borrower; and

                                            (v) provided that no default or
                                                event of default shall exist
                                                both before and after giving
                                                effect thereto, after the
                                                Borrower has delivered the
                                             required annual and quarterly
                                             financial statements that
                                             demonstrate that the Total Leverage
                                             Ratio has been less than 3.00:1:00
                                             for the immediately preceding two
                                             consecutive fiscal quarters, and
                                             provided that the Total Leverage
                                             Ratio would be less than 3.00:1.00
                                             after giving effect thereto, (A)
                                             Arch may make any Restricted
                                             Payments to the Parent, and (B) the
                                             Parent may make any Restricted
                                             Payments to its shareholders.

                                          (c) Additional Restricted Payments to
                                              the Parent -- So long as any of
                                              the Parent Discount Notes are
                                              outstanding or the Parent Discount
                                              Notes Indenture is in effect, and
                                              provided that immediately before
                                              or after giving effect to such
                                              declaration and payment no default
                                              or event of default shall exist,
                                              in addition to any payments
                                              permitted under clauses (a) and
                                              (b) above, Arch may make
                                              Restricted Payments to the Parent
                                              (A) on any day in an amount not in
                                              excess of the amount of interest
                                              due and payable on the Parent
                                              Discount Notes on such day, (B) to
                                              enable the Parent to repurchase
                                              shares of its Stock in an
                                              aggregate amount not exceeding
                                              $1,000,000 minus amounts expended
                                              for such purpose on or after March
                                              12, 1996 and (C) to enable the
                                              Parent to make payments (not
                                              exceeding $189,282 in any fiscal
                                              year) when due under the
                                              Consulting Agreement with Lisa
                                              Gaye Shearing.

                                     7. Prohibition on Mergers or other
                                        Fundamental Changes -- except that:

                                          (a) prior to the Existing Arch Senior
                                              Note Termination Date, Arch, the
                                              Borrower or any of its
                                              Subsidiaries (other than Benbow
                                              Investments until such time as
                                              Benbow Investments ceases to be an
                                              Unrestricted Subsidiary under and
                                              as defined in the Arch Indentures,
                                              has become a Subsidiary Guarantor
                                              and has granted a security
                                              interest to the Collateral Agents
                                              in its assets) may merge or
                                              consolidate with, or transfer all
                                              or substantially all of its assets
                                              to, Arch, the Borrower or any of
                                              its Subsidiaries (other than
                                              Benbow Investments until such time
                                              as Benbow Investments ceases to be
                                              an Unrestricted Subsidiary under
                                              and as defined in the Arch
                                              Indentures, has become a
                                              Subsidiary Guarantor and has
                                              granted a security interest to the
                                              Collateral Agents in its assets),
                                              provided that (i) written notice
                                              thereof is given 120 days prior
                                              thereto and (ii) in any merger
                                              involving the Borrower, the
                                              Borrower shall be the survivor,

                                          (b) on and after the Existing Arch
                                              Senior Note Termination Date, the
                                              Borrower or any Subsidiary
                                              Guarantor may merge or consolidate
                                              with, or transfer all or
                                              substantially all of its assets
                                              to, the Borrower or any such
                                              Subsidiary Guarantor, provided
                                              that (A) the Administrative Agent
                                              shall have received ten days'
                                              prior written notice thereof, (B)
                                              immediately before and after
                                              giving effect thereto no default
                                              or event of default shall exist
                                              and (C) in any merger involving
                                              the Borrower, the Borrower shall
                                              be the survivor,

                                          (c) at all times, mergers involving
                                              Subsidiaries of the Borrower as
                                              part of an Acquisition permitted
                                              by Covenant 5, and

                                          (d) the Merger, provided that the
                                              conditions thereto set forth in
                                              this Term Sheet have been
                                              satisfied.

ADDITIONAL COVENANTS APPLICABLE
TO THE PARENT:                       Customary affirmative and negative
                                     covenants for the type of transaction
                                     proposed, including, without limitation:
                                     (i) a limitation of the Parent's business and activities to the ownership of Arch and certain activities directly related thereto, (ii) a prohibition on incurring, assuming or creating any Indebtedness other than in respect of its guaranty of the Credit Facility, the Parent Discount Notes and its existing convertible subordinated notes, (iii) a limitation on its investments to investment grade securities and certain other investments which shall be satisfactory to the Administrative
                                     Agent, (iv) a prohibition against the
                                     issuance of any Stock other than common
                                     Stock and other perpetual Stock, provided that no such Stock shall provide for mandatory dividends (except for dividends payable solely in such Stock), mandatory redemptions or other similar payments, and
                                     (v) an affirmative covenant providing that immediately after the consummation of the Merger, the Parent shall contribute all of the Stock of PageNet to the Borrower.

EVENTS OF DEFAULT:                   Customary for the type of transaction
                                     proposed, including, without limitation, nonpayment of principal, interest or other fees when due; breach of representations, warranties or covenants; breach of other material agreements; material undischarged judgments; bankruptcy or insolvency; change of control; and, cross default to other
                                     Indebtedness (including mandatory
                                     redemption of Existing Notes or Replacement
                                     Notes) of the Borrower, the Parent and Arch in excess of $10,000,000.

REQUIRED LENDERS:                    Lenders having more than (a) 50% of
                                     Tranches A, B, B-1 and C, taken as a whole and (b) 50% of Tranches A, B and C, taken as a whole.

MISCELLANEOUS:                       Customary for the type of transaction
                                     proposed and others to be reasonably
                                     specified by the Managing Agents,
                                     including, without limitation, the
                                     following:

                                     1. Standard provisions for illegality,
                                        inability to determine rate,
                                        indemnification for break funding and
                                        increased costs or reduced return
                                        including, without limitation, those
                                        arising from reserve requirements, taxes and capital adequacy.

                                     2. Amendments and waivers will be permitted
                                        with the consent of Required Lenders,
                                        provided, however, that amendments and
                                        waivers relating to interest rates,
                                        fees, payment amounts and dates and
                                        releases of any security shall require
                                        the consent of all Lenders;

                                     3. The Lenders will be permitted to sell
                                        assignments and participations in loans, notes, and commitments with, in the case of assignments to Persons other than existing Lenders or their affiliates, the consent of the Borrower, the Administrative Agent and the Letter of Credit Issuing Bank, provided, however,
                                        (i) such consents shall not be
                                        unreasonably withheld and, in the case
                                        of the consent of the Borrower, not be
                                        required during the continuance of an
                                        Event of Default and (ii) the assignor
                                        or the assignee pays a service fee to
                                        the Administrative Agent of $3,500 for
                                        each assignment;

                                     4. Standard provisions for indemnification
                                        of the Managing Agents, the
                                        Administrative Agent, the Letter of
                                        Credit Issuing Bank, BNY, as a
                                        Collateral Agent, the Bank Collateral
                                        Agent, and the Security Agent, each of
                                        the Lenders and each of their respective affiliates, directors, officers, agents and employees; and

                                     5. The Borrower will pay all reasonable
                                        legal fees and other reasonable
                                        out-of-pocket expenses of the Managing
                                        Agents in connection with the
                                        transactions contemplated hereby whether or not consummated.

                             APPENDIX A TO ANNEX D


                                  DEFINITIONS

     "Adjusted Indenture Maturity Date" means the earlier to occur of (i) if the Arch 9 1/2% Indenture is in effect, August 1, 2003, and (ii) if the Arch 14% Indenture is in effect, May 1, 2004.

     "Aggregate Tranche B Percentage" means, on any date of determination, the percentage equal to a fraction (i) the numerator of which is the sum of (1) the aggregate outstanding principal amount of the Tranche B Loans on such date, plus
(2) (A) prior to the termination (or other nonexistence) of the Aggregate Tranche A Commitments, the Aggregate Tranche A Commitments on such date, and (B) on and after the termination (or other nonexistence) of the Aggregate Tranche A Commitments, the Aggregate Tranche A Exposure on such date, and (ii) the denominator of which is the sum of (1) the amount determined under clause (i) of this definition on such date, plus (2) the aggregate outstanding principal amount of the Tranche B-1 Loans on such date, plus (3) the aggregate outstanding principal amount of the Tranche C Loans on such date.

     "Aggregate Tranche B-1 Percentage" means, on any date of determination on and after the Merger Effective Date, the percentage equal to a fraction (i) the numerator of which is the aggregate outstanding principal amount of the Tranche B-1 Loans on such date and (ii) the denominator of which is the sum of (1) the amount determined under clause (i) of this definition on such date, plus (2) the aggregate outstanding principal amount of the Tranche B Loans on such date plus
(3) the aggregate outstanding principal amount of the Tranche C Loans on such date, plus (4) (A) prior to the termination (or other nonexistence) of the Aggregate Tranche A Commitments, the Aggregate Tranche A Commitments on such date, and (B) on and after the termination (or other nonexistence) of the Aggregate Tranche A Commitments, the Aggregate Tranche A Exposure on such date.

     "Aggregate Tranche C Percentage" means, on any date of determination, the percentage equal to a fraction (i) the numerator of which is the aggregate unpaid principal balance of the Tranche C Loans on such date, and (ii) the denominator of which is the sum of (1) the amount determined under clause (i) of this definition on such date, plus (2), the aggregate outstanding principal amount of the Tranche B Loans on such date, plus (3), the aggregate outstanding principal amount of the Tranche B-1 Loans on such date, plus (4) (A) prior to the termination (or other nonexistence) of the Aggregate Tranche A Commitments, the Aggregate Tranche A Commitments on such date and (B) on and after the termination (or other nonexistence) of the Aggregate Tranche A Commitments, the Aggregate Tranche A Exposure on such date.

     "Annualized Operating Cash Flow" means, as to any Person on any date of determination, an amount equal to (i) Operating Cash Flow of such Person and its Subsidiaries (determined on a consolidated basis in accordance with GAAP) for the fiscal quarter ending on such date or, if such date is not a fiscal quarter ending date, the immediately preceding fiscal quarter, multiplied by (ii) four.

     "API Debt" means, at any date of determination, the sum of all Indebtedness of the Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP.

     "API Leverage Ratio" means, at any date of determination, the ratio of API Debt to Annualized Operating Cash Flow of the Borrower.

     "Applicable Arch Indenture Trustees" means, at any time, (i) if the Arch
9 1/2% Indenture is in effect and has not been satisfied, defeased or discharged, United States Trust Company of New York or its successor as trustee under the Arch 9 1/2% Indenture, and (ii) if the Arch 14% Indenture is in effect and has not been satisfied, defeased or discharged, United States Trust Company of New York or its successor as trustee under the Arch 14% Indenture.

     "Arch 14% Indenture" means the Indenture, dated as of December 15, 1994, between Arch and United States Trust Company of New York or its successor, as trustee, pursuant to which Arch issued the Arch 14% Senior Notes.

     "Arch 14% Senior Notes" means the 14% Senior Notes due 2004 issued by Arch pursuant to the Arch 14% Indenture.

     "Arch Indentures": collectively, the Existing Arch Indentures, the Arch
12 3/4% Indenture, the Arch 13 3/4% Indenture and any Replacement Indenture (if existing).

     "Arch 9 1/2% Indenture" means the Indenture, dated as of February 7, 1994, between Arch and United States Trust Company of New York or its successor, as trustee, pursuant to which Arch issued the Arch 9 1/2% Senior Notes.

     "Arch 9 1/2% Senior Notes" means the 9 1/2% Senior Notes due 2004 issued by Arch pursuant to the Arch 9 1/2% Indenture.

     "Arch Senior Notes": collectively, the Existing Arch Senior Notes, the Arch 13 3/4% Senior Notes, the Arch 12 3/4% Senior Notes and any Replacement Notes (if existing).

     "Arch 13 3/4% Indenture" means the Indenture, dated as of April 9, 1999, between Arch (as successor by merger to Arch Escrow Corp.) and IBJ Whitehall Bank & Trust Company, or its successor, as trustee, pursuant to which Arch issued the Arch 13 3/4% Senior Notes.

     "Arch 13 3/4% Senior Notes" means the 13 3/4% Senior Notes due 2008 issued by Arch pursuant to the Arch 13 3/4% Indenture.

     "Arch 12 3/4% Indenture" means the Indenture, dated as of June 29, 1998, between Arch and U.S. Bank Trust National Association or its successor, as trustee, pursuant to which Arch issued the Arch 12 3/4% Senior Notes.

     "Arch 12 3/4% Senior Notes" means the 12 3/4% Senior Notes due 2007 issued by Arch pursuant to the Arch 12 3/4% Indenture.

     "Bank Collateral Agent": The Bank of New York, in its capacity as collateral agent under the Borrower Pledge Agreement, the Restricted Subsidiary Security Agreement and the Amended PageNet Collateral Documents.

     "Benbow Guaranty Date": the earlier to occur of (i) the Existing Arch Senior Note Termination Date and (ii) the date on which the last to occur of the following events has occurred: (A) Benbow Investments ceases to be an Unrestricted Subsidiary under and as defined in each of the Existing Arch Indentures, (B) the consummation of the pending purchase of June Walsh's interest in Benbow and (C) the redemption of the Benbow Stock received by Adelphia Communications Corporation pursuant to the Page Call Purchase Agreement has been consummated.

     "Capital Expenditures": any expenditures made or costs incurred that are required or permitted to be capitalized for financial reporting purposes in accordance with GAAP other than deferred financing fees.

     "Cash Interest Expense": for any period, the sum of (i) cash interest expense on Total Debt (adjusted to give effect to all Interest Rate Protection Agreements (including Interest Hedge Agreements (as defined in the Existing PageNet Credit Agreement) which are assumed by the Borrower) and fees and expenses paid in connection with the same, all as determined in accordance with
GAAP) during such period as determined in accordance with GAAP, (ii) Commitment Fees, Letter of Credit Fees and fees in respect of PageNet Letters of Credit during such period and (iii) without duplication, Restricted Payments made to the Parent during such period to the extent made to enable the Parent to satisfy its interest obligations under the Parent Discount Notes Indenture.

     "Collateral Agents": collectively, (i) BNY in its capacity as collateral agent for the Lenders under the Security and Intercreditor Agreement and (ii) the Applicable Arch Indenture Trustees in their capacities as collateral agents for the Existing Arch Senior Noteholders under the Security and Intercreditor Agreement.

     "Consolidated Total Assets" means, at any date of determination, the total assets of the Borrower and its Subsidiaries determined on a consolidated basis in accordance with GAAP as at such date.

     "Contingent Obligation": as to any Person, any obligation of such Person guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent, (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain net worth, solvency or other financial statement condition of the primary obligor, (c) to purchase Property, securities or services primarily for the purpose of assuring the beneficiary of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (d) otherwise to assure, protect from loss, or hold harmless the beneficiary of such primary obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include the indorsement of instruments for deposit or collection in the ordinary course of business. The term Contingent Obligation shall also include the liability of a general partner in respect of the recourse liabilities of the partnership in which it is a general partner. The amount of any Contingent Obligation of a Person shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith.

     "DIP Facility" means, in the event of the commencement of the Bankruptcy Proceeding, any debtor in possession financing facility extended by one or more lenders to PageNet and its Subsidiaries which are debtors in such proceeding.

     "Excess Cash Flow" means, with respect to any fiscal year, Operating Cash Flow of the Borrower for such fiscal year less the sum of, without duplication
(i) the amount, if positive, equal to (a) the amount of the Tranche A Loans outstanding at the beginning of such fiscal year minus (b) the Aggregate Tranche A Commitments at the end of such fiscal year (without giving effect to mandatory reductions thereof (other than scheduled reductions) during such period, (ii) payments of the principal of the Tranche B Loans, the Tranche B-1 Loans and the Tranche C Loans during such fiscal year (other than mandatory prepayments thereof, (iii) scheduled payments of principal of other Indebtedness of the Borrower and its Subsidiaries on a consolidated basis made during such fiscal year (including Indebtedness in respect of Capital Leases), (iv) Capital Expenditures made by the Borrower and its Subsidiaries on a consolidated basis during such fiscal year, (v) without duplication, taxes and payments under the Tax Sharing Agreement paid by the Borrower and its Subsidiaries in cash during such period, and (vi) Cash Interest Expense for such fiscal year.

     "Existing Arch Indentures" means, collectively, the Arch 9 1/2% Indenture and the Arch 14% Indenture.

     "Existing Arch Senior Noteholders" means, collectively, the holders of the Existing Arch Senior Notes.

     "Existing Arch Senior Notes" means, collectively, (i) the 9 1/2% Senior Notes and (ii) the 14% Senior Notes.

     "Existing Arch Senior Note Termination Date" means the first date on which none of the Existing Arch Senior Notes remain outstanding and neither of the Existing Arch Indentures is in effect. For purposes of this definition, the Existing Arch Senior Notes issued under an Existing Arch Indenture shall no longer be deemed to be outstanding and such Existing Arch Indenture shall no longer be deemed to be in effect if Arch has elected in accordance with the provisions of such Existing Arch Indenture to have the defeasance and discharge or covenant defeasance provisions thereof apply and has complied with the requirements thereof.

     "Fixed Charge Coverage Ratio" means, as of the last day of any fiscal quarter, the ratio of (i) Annualized Operating Cash Flow to (ii) Fixed Charges for the Four Quarter Trailing Period.

     "Fixed Charges" means for any period, the sum of (i) scheduled payments of principal on Total Debt made or required to be made during such period, (ii) the amount, if positive, equal to (a) the amount of the Tranche A Loans outstanding at the beginning of such period minus (b) the Aggregate Tranche A Commitments at the end of such period (without giving effect to reductions thereof during such period required as a result of asset sales, the receipt of insurance proceeds or condemnation awards or the receipt of a breakup or similar fee), (iii) Capital Expenditures made by Arch and its Subsidiaries on a consolidated basis during such period, (iv) payments under Capital Leases made or required to be made by Arch and its Subsidiaries on a consolidated basis during such period, (v) without duplication, taxes and payments under the Tax Sharing Agreement, in each case paid or required to be paid in cash made by Arch and its Subsidiaries on a consolidated basis during such period, and (vi) Cash Interest Expense.

     "Foreign Subsidiary" means any Subsidiary that is a "controlled foreign corporation" within the meaning of Section 957 of the Internal Revenue Code.

     "Four Quarter Trailing Period" means, at any date of determination, the period of the four fiscal quarters ending on such date, or, if such date is not the last day of a fiscal quarter, the period of the most immediately completed four fiscal quarters.

     "Indebtedness" means, as to any Person, at a particular time, all items which constitute, without duplication, (i) Indebtedness for borrowed money or the deferred purchase price of Property (other than trade payables incurred in the ordinary course of business), (ii) Indebtedness evidenced by notes, bonds, debentures or similar instruments, (iii) obligations with respect to any conditional sale or title retention agreement, (iv) Indebtedness arising under acceptance facilities and the amount available to be drawn under all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder to the extent such Person shall not have reimbursed the issuer in respect of the issuer's payment of such drafts, (v) all liabilities (excluding liabilities under Secured Hedging Agreements) secured by any Lien on any Property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof (other than carriers', warehousemen's, mechanics', repairmen's or other like non-consensual Liens arising in the ordinary course of business), (vi) obligations under Capital Leases, (vii) all Contingent Obligations and (viii) obligations under the Non-Competition Agreements.

     "Loan Parties" -- means, collectively, the Borrower and the Guarantors.

     "Interest Coverage Ratio": as of the last day of (i) any fiscal quarter occurring on or before the Merger Effective Date and the fiscal quarter in which the Merger Effective Date occurs, the ratio of Operating Cash Flow of the Borrower to Cash Interest Expense, in each case for the Four Quarter Trailing Period, (ii) the first full fiscal quarter ending after the Merger Effective Date, the ratio of Operating Cash Flow of the Borrower to Cash Interest Expense in each case for such fiscal quarter, (iii) the second full fiscal quarter ending after the Merger Effective Date, the ratio of Operating Cash Flow of the Borrower to Cash Interest Expense, in each case for the first and second full fiscal quarters ending after the Merger Effective Date, (iv) the third full fiscal quarter ending after the Merger Effective Date, the ratio of Operating Cash Flow of the Borrower to Cash Interest Expense in each case for the first, second and third full fiscal quarters ending after the Merger Effective Date, and (v) the fourth full fiscal quarter ending after the Merger Effective Date and each fiscal quarter thereafter, the ratio of Operating Cash Flow of the Borrower to Cash Interest Expense for the Four Quarter Trailing Period.

     "Management Agreement" means the Amended and Restated Management Services Agreement, dated as of June 29, 1998, by and among Arch and its Subsidiaries.

     "Material Foreign Subsidiary" means, as to any Person, a Foreign Subsidiary of such Person which, as of the last day of the most recently completed fiscal quarter, satisfied any one or more of the following three tests: (i) the Borrower and its other Subsidiaries' investments in and advances made on or after the Closing Date (or, in the case of a PageNet Canadian Subsidiary, the Merger Effective Date) to (x) such Foreign Subsidiary and its Subsidiaries exceed $15,000,000 in the aggregate or (y) all Foreign Subsidiaries which are not Subsidiary Guarantors exceeds $25,000,000 in the aggregate, (ii) the Borrower and its other

Subsidiaries' proportionate share of Consolidated Total Assets (after intercompany eliminations) consisting of the Property of such Foreign Subsidiary exceeds 5% of Consolidated Total Assets or (iii) the Borrower and the other Subsidiaries' equity in the income (not to include losses) from continuing operations before income taxes, extraordinary items and the cumulative effect of a change in accounting principles of such Foreign Subsidiary exceeds 5% of the income (not to include losses) from continuing operations before income taxes, extraordinary items and the cumulative effect of a change in accounting principles of the Borrower and its Subsidiaries determined on a consolidated basis in accordance with GAAP. Notwithstanding the foregoing, a PageNet Canadian Subsidiary that is a party to one or more of the PageNet Canadian Loan Documents shall not be a Material Foreign Subsidiary by reason of the satisfaction of the tests set forth in clause (ii) or (iii) of the preceding sentence until the PageNet Canadian Loan Documents to which it is a party have been terminated.

     "Maximum Permitted Indebtedness" means, on any date of determination, the maximum Total Leverage Ratio permitted on such date multiplied by Annualized Operating Cash Flow.

     "Minority Lenders" means, on any date of determination, Lenders under this Agreement having Tranche A Commitments (or, if no Tranche A Commitments are in effect, Tranche A Exposure), Tranche B Loans and Tranche C Loans aggregating not less than 40% of the sum of (i) the Aggregate Tranche A Commitments (or, if no Tranche A Commitments are in effect, Aggregate Tranche A Exposure), (ii) the aggregate outstanding principal balance of the Tranche B Loans, and (iii) the aggregate outstanding principal balance of the Tranche C Loans.

     "Operating Cash Flow" means as to any Person for any period, total revenue of such Person and its Subsidiaries on a consolidated basis for such period, determined in accordance with GAAP, without giving effect to extraordinary gains and losses from sales, exchanges and other dispositions of Property not in the ordinary course of business, and non-recurring items, less the sum of, without duplication, the following for such Person and its Subsidiaries on a consolidated basis for such period, determined in accordance with GAAP: (i) operating expenses (exclusive of depreciation, amortization and other non-cash items included therein), and (ii) corporate office, general and administrative expenses (exclusive of depreciation, amortization and other non-cash items included therein). With respect to the Borrower and its Subsidiaries, any Management Fees paid or accrued will be treated as an administrative expense. Solely for purposes of calculating the API Leverage Ratio and the Total Leverage Ratio, Operating Cash Flow of the Borrower shall be adjusted on a consistent basis satisfactory to the Administrative Agent to give pro-forma effect to any acquisition, sale, exchange or disposition of Property.

     "Parent Discount Noteholders" means, collectively, the holders of Parent Discount Notes.

     "Parent Discount Notes" means the 10 7/8% Senior Parent Discount Notes, due 2008, issued by the Parent pursuant to the Parent Discount Notes Indenture.

     "Parent Discount Notes Indenture" means the Indenture, dated as of March 12, 1996, between the Parent and IBJ Schroder Bank & Trust Company or its successor, as trustee, pursuant to which the Parent issued the Parent Discount Notes.

     "Parent Subordinated Debentures" means the 6 3/4% Convertible Subordinated Debentures, due 2003, issued by the Parent pursuant to the Parent Subordinated Indenture.

     "Parent Subordinated Indenture" means the Indenture, dated as of December 1, 1993, between the Parent and BNY or its successor, as trustee, pursuant to which the Parent issued the Parent Subordinated Debentures.

     "Person" means an individual, a partnership, a corporation, a business trust, a joint stock company, a trust, an unincorporated association, a joint venture, a Governmental Body or any other entity of whatever nature.

     "Pricing Leverage Ratio" means (i) prior to the Existing Arch Senior Note Termination Date, the Total Leverage Ratio, and (ii) at all other times, the API Leverage Ratio.

     "Pro-forma Debt Service" means, at any date of determination, the sum of
(i) Cash Interest Expense for the period of the four fiscal quarters immediately succeeding such date of determination, (ii) all current maturities of all Indebtedness of Arch and its Subsidiaries (determined on a consolidated basis in accordance with GAAP) for such four fiscal quarter period and (iii) the amount, if positive, equal to (a) the amount of the Tranche A Loans outstanding at the beginning of such period minus (b) the Aggregate Tranche A Commitments at the end of such period (after giving effect to any mandatory reductions (other than scheduled reductions during such period). Where any item of interest varies or depends upon a variable rate of interest (or other rate of interest which is not fixed for such entire four fiscal quarter period), such rate, for purposes of calculating Pro-forma Debt Service, shall be assumed to equal the Alternate Base Rate plus the Applicable Margin in effect on the date of such calculation, or, if such rate is a Eurodollar Rate, the applicable Eurodollar Rate plus the Applicable Margin in effect on the date of such calculation. Also, for purposes of calculating Pro-forma Debt Service, the principal amount of Total Debt outstanding on the date of any calculation of Pro-forma Debt Service shall be assumed to be outstanding during the entire four fiscal quarter period immediately succeeding such date, except to the extent that such Indebtedness is subject to mandatory payment of principal during such period.

     "Pro-forma Debt Service Coverage Ratio" means, as of the last day of any fiscal quarter, the ratio of Annualized Operating Cash Flow to Pro-forma Debt Service as of such date.

     "Replacement Notes" means any senior note issue of Arch in an amount and on terms and conditions satisfactory to the Required Lenders.

     "Required Lenders": on any date of determination, Lenders satisfying both clauses (a) and (b) below:

          (a) Lenders having Tranche A Commitments (or, if no Tranche A Commitments are in effect, Tranche A Exposure), Tranche B Loans and Tranche C Loans aggregating more than 50% of the sum of (i) the Aggregate Tranche A Commitments (or, if no Tranche A Commitments are in effect, Aggregate Tranche A Exposure), (ii) the aggregate outstanding principal balance of the Tranche B Loans, and (iii) the aggregate outstanding principal balance of the Tranche C Loans, and

          (b) Lenders having Tranche A Commitments (or, if no Tranche A Commitments are in effect, Tranche A Exposure), Tranche B Loans, Tranche B-1 Loans and Tranche C Loans aggregating more than 50% of the sum of (i) the Aggregate Tranche A Commitments (or, if no Tranche A Commitments are in effect, Aggregate Tranche A Exposure), (ii) the aggregate outstanding principal balance of the Tranche B Loans, (iii) the aggregate outstanding principal balance of the Tranche B-1 Loans and (iv) the aggregate outstanding principal balance of the Tranche C Loans.

     "Required Obligations" means, on any date, interest due and payable on such date on the Arch Senior Notes.

     "Restricted Payment": as to any Person, (i) the payment or declaration by such Person of any dividend on any class of Stock (other than dividends payable solely in common Stock of the such Person or other Stock to the extent the same is permitted to be issued pursuant to the Credit Agreement), or warrants, rights or options to acquire common Stock of such Person (or other Stock to the extent the same is permitted to be issued pursuant to the Credit Agreement) or the making of any other distribution on account of any class of its Stock, (ii) the retirement, redemption, purchase or acquisition, directly or indirectly, of (a) any shares of the Stock of such Person (except shares acquired solely upon the conversion thereof into other shares of its Stock) and (b) any security convertible into, or any option, warrant or other right to acquire, shares of the Stock of such Person, or (iii) the payment of any management fees or any payment under the Tax Sharing Agreement or the Management Agreement.

     "Security Agent": The Bank of New York, in its capacity as security agent under the Security and Intercreditor Agreement.

     "Stock" means, as to any Person, all shares, interests, partnership interests, limited liability company interests, participations, rights in or other equivalents (however designated) of such Person's equity

(however designated) and any rights, warrants or options exchangeable for or convertible into such shares, interests, participations, rights or other equity.

     "Subsidiary" means, as to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power is or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held by the parent or one or more Subsidiaries of the parent.

     "Tax Sharing Agreement" means the Tax Sharing Agreement, dated as of May 5, 1995, between the Parent and certain of its Subsidiaries.

     "Total Debt" means, at any date of determination, the sum of all Indebtedness (other than Intercompany Subordinated Debt) of Arch and its Subsidiaries, determined on a consolidated basis in accordance with GAAP.

     "Total Leverage Ratio" means, at any date of determination, the ratio of Total Debt to Annualized Operating Cash Flow.

     "Tranche A Lenders": each Lender having a Tranche A Commitment (or, if no Tranche A Commitments are in effect, a Tranche A Exposure).

     "Tranche B Lenders": each Lender having a Tranche B Loan outstanding and its successors and assigns.

     "Tranche B-1 Lenders": each Lender having a Tranche B-1 Loan outstanding and its successors and assigns.

     "Transactions" collectively, the transactions contemplated by the Transaction Documents.

     "Transaction Documents" collectively, the Loan Documents and the Merger Documents.

                                    ANNEX E
              UNAUDITED COMBINED COMPANY PROJECTED BALANCE SHEETS
                                 (IN MILLIONS)


                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        2001
                                                              --------    --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    9.3    $    6.4
  Accounts receivable, net..................................     115.4       118.0
  Inventories...............................................      24.7        26.6
  Prepaid expenses and other................................      28.4        29.0
                                                              --------    --------
     Total current assets...................................     177.8       180.0
Property and equipment, net.................................     967.7       780.0
Intangible and other assets, net............................   1,403.8     1,109.4
                                                              --------    --------
                                                              $2,549.3    $2,069.4
                                                              ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $   34.2    $  132.6
  Accounts payable..........................................     117.9       115.1
  Accrued expenses..........................................     112.5       130.1
  Accrued interest..........................................      52.9        51.5
  Customer deposits and deferred revenue....................      73.6        76.6
  Accrued restructuring charges.............................      26.6          --
                                                              --------    --------
     Total current liabilities..............................     417.7       505.9
Long-term debt, less current maturities.....................   1,682.5     1,521.0
Other long-term liabilities.................................      65.8        55.8
Stockholders' equity........................................     383.3       (13.3)
                                                              --------    --------
                                                              $2,549.3    $2,069.4
                                                              ========    ========

         UNAUDITED COMBINED COMPANY PROJECTED STATEMENTS OF OPERATIONS
                                 (IN MILLIONS)


                                                                 SIX MONTHS
                                                                    ENDED            YEAR ENDED
                                                              DECEMBER 31, 2000   DECEMBER 31, 2001
                                                              -----------------   -----------------
Service, rental and maintenance revenues....................       $ 710.8            $1,435.2
Product sales...............................................          74.8               149.1
                                                                   -------            --------
  Total revenues............................................         785.6             1,584.3
Cost of products sold.......................................         (51.1)             (109.6)
                                                                   -------            --------
                                                                     734.5             1,474.7
                                                                   -------            --------
Operating expenses:
  Service, rental and maintenance...........................         195.5               370.1
  Selling...................................................          87.1               186.5
  General and administrative................................         228.8               410.5
  Depreciation and amortization.............................         345.2               714.4
                                                                   -------            --------
     Total operating expenses...............................         856.6             1,681.5
                                                                   -------            --------
Operating income (loss).....................................        (122.1)             (206.8)
Interest expense, net.......................................          96.9               189.8
                                                                   -------            --------
Income (loss) before income tax provision and extraordinary
  item......................................................        (219.0)             (396.6)
Provision for income taxes..................................          15.0                  --
                                                                   -------            --------
Income (loss) before extraordinary item.....................        (234.0)             (396.6)
Extraordinary gain from early extinguishment of debt........          62.6                  --
                                                                   -------            --------
Net income (loss)...........................................       $(171.4)           $ (396.6)
                                                                   =======            ========

         UNAUDITED COMBINED COMPANY PROJECTED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)


                                                                 SIX MONTHS
                                                                    ENDED            YEAR ENDED
                                                              DECEMBER 31, 2000   DECEMBER 31, 2001
                                                              -----------------   -----------------
Net cash provided by operating activities...................       $  62.7             $ 293.6
                                                                   -------             -------
Cash flow from investing activities:
  Additions to property and equipment, net..................        (106.0)             (221.3)
  Additions to intangible and other assets..................          (5.0)              (11.0)
                                                                   -------             -------
Net cash used from investing activities.....................        (111.0)             (232.3)
                                                                   -------             -------
Cash flows from financing activities:
  Increase in long-term debt................................          35.0                  --
  Repayment of long-term debt...............................          (8.1)              (64.2)
                                                                   -------             -------
Net cash from (used for) financing activities...............          26.9               (64.2)
                                                                   -------             -------
Net increase in cash and cash equivalents...................         (21.4)               (2.9)
Cash and cash equivalents, beginning of period..............          30.7                 9.3
                                                                   -------             -------
Cash and cash equivalents, end of period....................       $   9.3             $   6.4
                                                                   =======             =======
EBITDA......................................................       $ 223.1             $ 507.6
                                                                   =======             =======


UNAUDITED FINANCIAL PROJECTIONS AND OPERATIONAL COST SYNERGIES


     Arch and PageNet have developed the unaudited combined company projections reflected herein. The projections consist of projected operating and financial results for the six months ending December 31, 2000 and the year ending December 31, 2001. The projections assume that the merger and related transactions will take place as of July 1, 2000. The projections have been prepared for filing with the bankruptcy court if PageNet commences a bankruptcy case.


     The projections, which were developed by management of each of Arch and PageNet, are based on:

             - Arch's projected financial results, as developed by the
               management of Arch, taking into account anticipated cost reductions associated with its integration of MobileMedia;

             - PageNet's projected financial results, as developed by the management of PageNet, taking into account anticipated cost reductions associated with the restructuring of its domestic operations and divestiture of 80.5% of its interest in Vast;

     Certain adjustments to PageNet's projected results were made by the management of Arch to reflect more conservative assumptions with regard to expected subscriber additions, subscriber turnover and net revenues. Such adjustments were intended to reflect the continuing potential impact from the effects of a bankruptcy case and the integration of Arch's and PageNet's operations.

ASSUMPTIONS USED IN THE UNAUDITED FINANCIAL PROJECTIONS

     A number of important assumptions are reflected in the projections. No assurance can be given that such assumptions will be realized. See "Risk Factors" for a discussion of various factors that could materially affect the combined company's financial condition, results of operations, business, prospects and securities.


          1. The projections assume the merger will take place on July 1, 2000.

          2. The projections assume that general economic conditions will continue unchanged throughout the projection period and that their potential impact on capital spending and revenues within each of the combined company's operating regions will not fluctuate.


          3. Management estimates that it will achieve $100 million in operating cost reductions annually after the consummation of the merger. However, due to the time involved in implementing these cost savings, the projections assume that the combined company would recognize only $15 million in operating cost reductions for the six months ended December 31, 2000, and $90 million in operating cost reductions for the year ended December 31, 2001. The managements of Arch and PageNet estimated the amounts and timing of these operating cost reductions during multiple meetings. During these meetings, they performed a market-by-market analysis to identify redundant costs.



          4. Service revenues for the combined company have been projected to decrease by 11.7% for 2000 on the basis of Arch management's estimates for subscriber growth and average revenue per unit. Based on these estimates, Arch's service revenues for 2000 were projected to decrease by approximately 6.3% from 1999 estimates, while PageNet's service revenues were projected to decrease by approximately 16.2% from 1999 estimates. The combined company's service revenues for 2001 were projected to decreased by 2.5% as compared to 2000.



          5. Projected operating costs for 2000 are based on historical cost margins for both companies individually and the expected decrease in cost margins as Arch achieves further cost reductions resulting from its integration of MobileMedia and PageNet. The combined company's projected operating costs for 2000 are based on the actual 1999 operating results for the individual companies. The cost margins used for 2000 assume a reduction in the historical cost margins (approximately .8% of net revenue) for Arch's base business and assume a reduction in the historical cost margins (approximately 0.7% of net revenue) for PageNet's base business. Projected costs are based upon historical experience, expected market conditions and historical decreases in Arch's costs as Arch increased its operating leverage. These cost assumptions were then adjusted to reflect the impact of the assumed synergies.


          6. The projections assume that the combined company will utilize available borrowing capacity from its senior credit facility to fully repay all administrative claims and transaction expenses and provide for working capital throughout the period of the projections. Outstanding obligations to PageNet's secured bank lenders are assumed to become obligations of the combined company.

          7. Interest expense is calculated based upon the capital structure that would result upon consummation of the merger and related transactions, as described in "Unaudited Selected Pro Forma Consolidated Financial Data", during the projection period. This assumes tender and acceptance of 100% of Arch's discount notes and 100% of PageNet's senior subordinated notes. Interest also includes the amortization of any original issue discounts.

          8. The projections have been prepared in accordance with applicable principles of purchase accounting. Under purchase accounting principles, the combined company will record an intangible asset equal to the excess, if any, of the purchase price paid by Arch in the merger over the net fair market value allocated to the identifiable assets and liabilities of PageNet. We refer to any such excess as goodwill. The projections assume that goodwill will be amortized ratably on a straight-line basis over a period of 10 years. The actual calculation of goodwill will depend upon the actual price of Arch's common stock at the time of the merger. The projections assume a value of $6.02 per share of Arch common stock to calculate the purchase accounting adjustment and an assumption that the historical, restated book value of PageNet's assets and liabilities generally approximates fair value.

          Arch and PageNet have made these assumptions and resultant computations solely for the purpose of preparing the projections. The combined company will be required to determine the actual amount of goodwill and the appropriate amortization period when the merger takes place. Such determination will be based on the fair values of PageNet's net assets and other relevant information when the merger takes place. Although these determinations are not currently expected to result in the actual amount of goodwill and related amortization being materially greater or less than the amounts assumed for purposes of the projections, there can be no assurance in that regard. Any increase in the amount of amortization of goodwill would reduce periodic income before taxes and net income.


          9. Projections of changes in certain balance sheet accounts such as accounts receivable and accounts payable are based on historic ratios of such accounts to other accounts such as revenue. These projections have been modified, where deemed appropriate, to recognize any adjustment or balance sheet item changes necessary to reflect the business combination. Arch assumed approximately 30 days sales outstanding to estimate the accounts receivable balance and approximately 55 days costs outstanding to estimate the accounts payable balance. The projected long-term debt reflects payments made to reduce borrowings under the senior credit facility.



     THE COMBINED COMPANY PROJECTIONS WERE NOT PREPARED TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. NEITHER THE INDEPENDENT ACCOUNTANTS FOR ARCH NOR THE INDEPENDENT AUDITORS FOR PAGENET HAVE EXAMINED OR COMPILED THE ACCOMPANYING PROJECTIONS AND ACCORDINGLY DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE PROJECTIONS, ASSUME NO RESPONSIBILITY FOR THE PROJECTIONS AND DISCLAIM ANY ASSOCIATION WITH THE PROJECTIONS.



     ARCH AND PAGENET DO NOT PUBLISH PROJECTIONS OF THEIR RESPECTIVE ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS. HOWEVER, TO THE EXTENT THEY BELIEVE THAT THE SECURITIES LAWS REQUIRE, ARCH AND PAGENET WILL:



     - FURNISH UPDATED COMBINED COMPANY PROJECTIONS,



     - INCLUDE SUCH UPDATED INFORMATION IN ANY DOCUMENTS WHICH MAY BE REQUIRED TO BE FILED WITH THE SEC, OR



     - OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.



     THE SECURITIES LAWS REQUIRE FULL AND PROMPT DISCLOSURE OF MATERIAL FACTS, BOTH FAVORABLE AND UNFAVORABLE, REGARDING ARCH'S AND PAGENET'S FINANCIAL CONDITION AND MAY EXTEND TO SITUATIONS WHERE MANAGEMENT KNOWS OR HAS REASON TO KNOW ITS PREVIOUSLY DISCLOSED PROJECTIONS NO LONGER HAVE A REASONABLE BASIS. MANAGEMENT OF ARCH AND PAGENET BELIEVE THAT THE PROJECTED AMOUNTS ARE THE MOST PROBABLE SPECIFIC AMOUNTS THAT THEY CAN FORECAST AND THAT THE ESTIMATES AND ASSUMPTIONS THEY HAVE MADE IN ARRIVING AT THESE AMOUNTS ARE REASONABLE. THE ESTIMATES AND ASSUMPTIONS MAY NOT BE REALIZED, HOWEVER, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF ARCH AND PAGENET. NO REPRESENTATIONS CAN BE OR ARE MADE AS TO WHETHER ACTUAL RESULTS WILL MEET THE RESULTS SET FORTH IN THE COMBINED COMPANY PROJECTIONS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR MAY BE UNANTICIPATED, AND THEREFORE MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. SEE "FORWARD-LOOKING STATEMENTS."

                                    ANNEX F


November 7, 1999



Board of Directors


Paging Network, Inc.


14911 Quorum Drive


Dallas, Texas 75240



Members of the Board:



     We understand that Paging Network, Inc., a Delaware corporation ("PageNet" or the "Company"), St. Louis Acquisition Corp., a Delaware corporation ("Merger Sub"), and Arch Communications Group, Inc., a Delaware corporation ("Arch Communications") have entered into an Agreement and Plan of Merger, dated as of November 7, 1999 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of PageNet with and into Arch Communications. All capitalized terms used herein and not defined herein shall have the same meanings herein as ascribed thereto in the Merger Agreement. Pursuant to the Merger, (i) Merger Sub shall be merged with and into PageNet, with the separate corporate existence of Merger Sub ceasing thereupon and (ii) PageNet will become a wholly-owned subsidiary of Arch Communications and each issued and outstanding PageNet Share, other than the Excluded PageNet Shares, will be converted into and exchangeable for 0.1247 shares of Arch Communications, which constitutes the Merger Consideration.



     We also understand that, pursuant to the Merger Agreement, Arch Communications and PageNet have agreed to commence the Exchange Offers as promptly as practicable after the date hereof. Immediately following the Exchange Offers, PageNet Shares will be converted into the Merger Consideration under the Merger Agreement. Our opinion expressed below relates solely to the Merger Consideration and the Distributed Interests, taken together as a whole, to be received by the holders of PageNet Shares, as of the date of this opinion, in the Merger and related transactions. Nothing stated herein shall be construed or interpreted as our providing an opinion as to the fairness, advisability or relative values to be achieved as a result of the Exchange Offers.



     You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address PageNet's underlying business decision to effect the Merger. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of PageNet.



     In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:



     1. reviewed the Company's annual reports to shareholders and on Form 10-K for the fiscal year ended 1998, quarterly reports on Form 10-Q for the two quarters ended March 31, 1999 and June 30, 1999, Company-prepared interim financial statements for the period ended September 30, 1999, which the Company's management has identified as being the most current financial statements available, Proxy Statement dated April 12, 1999, and certain other documents filed with the Securities and Exchange Commission;



     2. reviewed Arch Communications' annual reports to Arch Communications' shareholders and on Form 10-K for the fiscal years ended 1998 and 1997, certain interim reports to shareholders on Form 10-Q of Arch Communications, and certain documents filed with the SEC by Arch Communications regarding its acquisition of MobileMedia;



     3. reviewed copies of the Merger Agreement;



     4. reviewed the Indenture dated July 15, 1995 of the 10% Senior Subordinated Notes Due October 15, 2008, supplemented by a Second Supplemental Indenture dated October 15, 1996;

Board of Directors


Paging Network, Inc.


November 7, 1999  - 2-



     5. reviewed the Indenture dated July 15, 1995 of 10.125% Senior Subordinated Notes due August 1, 2007, supplemented by a First Supplemental Indenture dated July 15, 1995;



     6. reviewed the Indenture dated January 15, 1994 of 8.875% Senior Subordinated Notes Due February 1, 2006, supplemented by a First Supplemental Indenture dated January 15, 1994;



     7. reviewed the Second Amended and Restated Credit Agreement of Paging Network, Inc. and certain of its Subsidiaries;



     8. reviewed the Amended and Restated Loan Agreement of Paging Network of Canada Inc., and certain other documents;



     9. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and met with representatives of the Company's independent accounting firm, other investment bankers and counsel to discuss certain matters;



     10. visited certain facilities and business offices of the Company;



     11. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ended December 31, 1999 through 2004 and for the quarters ended September 30, 1999 through December 31, 2000;



     12. reviewed certain forecasts and projections for Arch Communications prepared by its management;



     13. reviewed analyses prepared by and met with management of both companies to discuss expected cost savings and other expected synergies resulting from the business combination;



     14. reviewed the historical market prices and trading volume for the Company's and Arch Communications' publicly traded securities;



     15. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Merger;



     16. reviewed drafts of certain documents to be delivered at the closing of the Merger; and



     17. conducted such other studies, analyses and inquiries as we have deemed appropriate.



     We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.



     We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of PageNet. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter, and we have no obligation to update this opinion. Our advisory services and the opinion expressed herein are for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Merger and related transactions and do not constitute a recommendation as to how any security holder of the Company should vote with respect to such transactions.

Board of Directors
Paging Network, Inc.
November 7, 1999  - 3-


     PageNet, like other companies and any business entities analyzed by Houlihan Lokey Howard & Zukin Capital ("Houlihan Lokey") or which are otherwise involved in any manner in connection with this Opinion, could be materially affected by complications that may occur, or may be anticipated to occur, in computer-related applications as a result of the year change from 1999 to 2000 (the "Y2K Issue"). In accordance with long-standing practice and procedure, Houlihan Lokey's services are not designed to detect the likelihood and extent of the effect of the Y2K Issue, directly or indirectly, on the financial condition and/or operations of a business. Further, Houlihan Lokey has no responsibility with regard to PageNet's efforts to make its systems, or any other systems (including its vendors and service providers), Year 2000 compliant on a timely basis. Accordingly, Houlihan Lokey shall not be responsible for any effect of the Y2K Issue on the matters set forth in this Opinion.



     Based upon the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Merger Consideration and the Distributed Interests, taken together as a whole, to be received by the holders of PageNet Shares, as of the date of this opinion, in the Merger and related transactions, is fair to such holders from a financial point of view.



                                       /s/ HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL

                                    ANNEX G


                           [GOLDMAN SACHS LETTERHEAD]



PERSONAL AND CONFIDENTIAL
----------------------------------------
November 7, 1999
Board of Directors
Paging Network, Inc.
14911 Quorum Drive
Dallas, TX 75240



Gentlemen:



     You have requested our opinion as to the fairness from a financial point of view to the holders on the date hereof of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares") of Paging Network, Inc. (the "Company") of the 0.1247 shares of Common Stock, par value $0.01 per share (the "Arch Common Stock") of Arch Communications Group Inc. ("Arch Communications") to be received for each Share (the "Exchange Ratio") pursuant to the Agreement and Plan of Merger, dated as of November 7, 1999, among Arch Communications, Arch Communications Merger Sub Inc. ("Merger Sub", and together with Arch Communications "Arch") and the Company (the "Agreement"). Pursuant to the Agreement, the Company will merge with and into Merger Sub, a wholly owned subsidiary of Arch Communications (the "Merger"). The Agreement also provides for, immediately prior to the Merger, (A) a financial restructuring (the "Financial Restructuring"), in which (i) certain outstanding debt securities of the Company would be exchanged for 616.7 million Shares and (ii) certain outstanding debt securities and preferred stock of Arch would be exchanged for
31.7 million shares of Arch Common Stock, and (B)immediately subsequent to the Financial Restructuring and prior to the Merger, 80.5% of the outstanding shares of Common Stock, par value $0.01 (the "Silverlake Shares"), of Silverlake Communications, Inc. ("Silverlake") then owned by the Company will be distributed (the "Spinoff") to the holders of Shares on a pro rata basis, including the holders of debt securities who will receive Shares in the Financial Restructuring.



     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as its financial advisor from time to time, including having acted as its managing underwriter in May 1992 in an offering of approximately 6 million Shares, as its private placement agent for an aggregate of approximately $1.2 billion principal amount in Senior Subordinated Notes in three offerings, one each in 1994, 1995 and 1996, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to the Agreement, Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Arch for its own account and for the accounts of customers.



     In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and Arch for the five years ended December 31, 1998; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Arch; certain other communications from the Company and Arch to their respective stockholders; certain historical financial information and other information for Silverlake; and certain internal financial analyses and forecasts for the Company, Silverlake and Arch prepared by their respective managements, including certain cost savings and operating synergies projected by the managements of the Company and Arch to result from the transactions contemplated by the Agreement (the "Synergies"). We also have held discussions with members of the senior management of the Company and Arch regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and with those persons and with members of the senior management of Silverlake regarding the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the Arch Common Stock, compared certain financial and stock market information for the Company and Arch and certain financial information for Silverlake with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the paging and communications industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate. At your direction, we have also read certain analyses performed on behalf of the Company by Houlihan Lokey Howard & Zukin Capital regarding the Financial Restructuring and the possible restructuring of the Company's outstanding debt on a stand-alone basis (the "Stand Alone Restructuring"). We also reviewed with the Company and its other financial advisors, including Houlihan Lokey Howard & Zukin Capital, certain options available to the Company, other than alternative business combinations, for addressing the Company's liquidity needs. In addition, we have also reviewed the tax analysis prepared by the management of the Company and the Company's accountants with respect to the transactions contemplated by the Agreement, including, without limitation, the Financial Restructuring and the Spinoff.



     We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In this regard, we have assumed with your consent that the financial forecasts, including the underlying assumptions, provided to us and discussed with us with respect to the Company, Silverlake and Arch after giving effect to the transactions contemplated by the Agreement, including, without limitation, the Synergies, have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company, Silverlake and Arch, as applicable. Without making an independent evaluation of the matters contained therein and with your consent, we have relied upon the certain analyses prepared by Houlihan Lokey Howard & Zukin Capital referenced in the third paragraph of this letter for, among other things, purposes of analyzing the impact of the Stand Alone Restructuring on the holders of the Shares on the date hereof. In that regard, we have also taken into account the view of the management of the Company with respect to the likely impact of a Stand Alone Restructuring on the holders of the Shares on the date hereof. In addition, without making an independent evaluation of the matters contained therein and with your consent, we have relied upon the tax analysis prepared by the management of the Company and the Company's accountants referenced in the third paragraph of this letter. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company, Silverlake or Arch or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address the relative merits of the transactions contemplated pursuant to the Agreement as compared to any alternative business transaction that might be available to the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transactions. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed below does not imply any conclusion as to the likely trading range of Arch Common Stock or Silverlake Shares following consummation of the transactions contemplated by the Agreement, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. In rendering this opinion, we have assumed, with your consent, that the Financial Restructuring, the Spinoff and the other transactions contemplated by the Agreement will be completed in the manner set forth in the Agreement, including without limitations, that an aggregate of (i) 616.8 million Shares will be issued pursuant to the PageNet Exchange Offer (as defined in the Agreement) and (ii) 29.6 million shares of Arch Common Stock will be issued pursuant to the Arch Exchange Offer (as defined in the Agreement) and that the outstanding preferred stock of Arch will be converted into 2.1 million shares of Arch Common Stock.



     Our opinion set forth below relates solely to the fairness from a financial point of view of the Exchange Ratio to the holders of the Shares on the date hereof. We are not expressing any opinion concerning the consideration to be received by any other security holder of the Company pursuant to the Financial Restructuring, the Spinoff or any other transaction contemplated by the Agreement or the fairness of the Financial Restructuring to the holders of the Shares on the date hereof.



     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares as of the date hereof.



                                          Very truly yours,



                                          /s/ Goldman, Sachs & Co.

                                          --------------------------------------

                                          (GOLDMAN, SACHS & CO.)

                                    ANNEX H


[MORGAN STANLEY DEAN WITTER LETTERHEAD]



                                                                November 7, 1999



Board of Directors


Paging Network, Inc.


14911 Quorum Drive


Dallas, Texas 75240



Members of the Board:



     We understand that Arch Communications Group, Inc.("Arch"), Arch Merger Sub, Inc., a wholly owned subsidiary of Arch ("Merger Sub") and Paging Network, Inc. ("PageNet" or the "Company") propose to enter into an Agreement and Plan of Merger substantially in the form of the draft, dated November 7, 1999 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into PageNet. Pursuant to the Merger Agreement, each outstanding share of Common Stock, par value $0.01 per share (the "PageNet Common Stock") of PageNet, other than shares held by Arch, Merger Sub or any direct or indirect subsidiaries of Arch or Merger Sub, will be converted into the right to receive 0.125 shares (the "Exchange Ratio") of common stock, par value $0.01 per share of Arch (the "Arch Common Stock"), subject to adjustment in certain circumstances. The Merger Agreement also provides for (i) a financial restructuring (the "Financial Restructuring"), in which (a) certain outstanding debt securities of PageNet would be exchanged for PageNet Common Stock and (b) certain outstanding debt securities of Arch and the outstanding Series C Convertible Preferred Stock, par value $0.01 per share of Arch ("Arch Preferred Stock") would be exchanged for Arch Common Stock and (ii) a spinoff (the "Spinoff"), in which PageNet will distribute interests (the "Distributed Interests," together with the Exchange Ratio, the "Consideration") representing 11.6% of the outstanding capital stock of Silverlake Communications, Inc. (the "Spinoff Subsidiary"), to the holders of shares of PageNet Common Stock on the date hereof, on a pro rata basis. The terms and conditions of the Merger, the Financial Restructuring and the Spinoff are more fully set forth in the Merger Agreement.



     You have asked for our opinion as to whether the Consideration to be received by holders of shares of Common Stock on the date hereof pursuant to the Merger and the Spinoff, taken as a whole, is fair to such holders from a financial point of view.



     For purposes of the opinion set forth herein, we have;



     (i) reviewed certain analyses (the "Houlihan Lokey Analysis") prepared by the Company's restructuring advisor, Houlihan Lokey Howard & Zukin Capital of the Financial Restructuring and the possible restructuring of the Company's outstanding debt on a stand-alone basis (the "Stand Alone Restructuring");



     (ii) reviewed certain publicly available financial statements and other business and financial information of Arch and PageNet, respectively;



     (iii) reviewed certain internal financial statements and other financial and operating data concerning Arch and PageNet, respectively;



     (iv) reviewed certain internal financial statements and other financial and operating data concerning the Spinoff Subsidiary prepared by the managements of PageNet and the Spinoff Subsidiary;



     (v) analyzed certain financial forecasts prepared by the managements of Arch and PageNet, respectively;

     (vi) analyzed certain financial forecasts for the Spinoff Subsidiary prepared by the managements of PageNet and the Spinoff Subsidiary;



     (vii) discussed the past and current operations and financial condition and the prospects of Arch with senior executives of Arch;



     (viii) discussed the past and current operations and financial condition and the prospects of PageNet and the Spinoff Subsidiary with senior executives of PageNet and the Spinoff Subsidiary;



     (ix) discussed with the senior managements of Arch and PageNet their estimates of the synergies and cost savings expected to be derived from the Merger;



     (x) reviewed and analyzed the pro forma impact of the Merger on the consolidated capitalization and financial ratios of the combined company;



     (xi) reviewed the report prices and trading activity for the Arch Common Stock and the PageNet Common Stock;



     (xii) compared the financial performance of Arch and PageNet (excluding the Spinoff Subsidiary) and the prices and trading activity of the Arch Common Stock and the PageNet Common Stock and their respective debt securities with that of certain other publicly-traded companies and their securities;



     (xiii) compared the financial performance of the Spinoff Subsidiary with that of certain other companies that are comparable to the Spinoff Subsidiary and have publicly-traded securities;



     (xiv) reviewed the tax analysis prepared by the management of PageNet with respect to the tax treatment of the transactions contemplated by the Merger Agreement;



     (xv) reviewed with the Company and its other financial advisors, including Houlihan Lokey Howard & Zukin Capital, certain options available to the Company, other than alternative business combinations, for addressing the Company's liquidity needs;



     (xvi) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions deemed relevant;



     (xvii) participated in discussions and negotiations among representatives of Arch and PageNet and their financial, restructuring and legal advisors;



     (xviii) reviewed the draft Merger Agreement and certain related documents;



     (xix) performed such other analyses and considered such other factors as we have deemed appropriate.



     We have assumed and relied upon, without independent verification, the accuracy and completeness of all information supplied or otherwise made available to us and reviewed by us for the purposes of this opinion. We have also relied, without independent verification or evaluation and with your consent, on the Houlihan Lokey Analysis for, among other things, purposes of analyzing the impact of the Stand Alone Restructuring on the holders of the PageNet Common Stock on the date hereof. In addition, we have also relied, without independent verification or evaluation and with your consent, on the tax analysis prepared by management of PageNet with respect to the tax treatment of the transactions contemplated by the Merger Agreement. With respect to the financial forecasts, future prospects, estimates of synergies and cost savings, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Arch, PageNet and the Spinoff Subsidiary. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to
Section 368(a) of the Internal Revenue Code of 1986, as amended. We have not made any independent valuation or appraisal of the assets or liabilities of PageNet, Arch or the Spinoff Subsidiary, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.



     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made with the Securities and Exchange Commission by the Company in respect of the Merger.



     This opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of shares of PageNet Common Stock on the date hereof pursuant to the Merger and the Spinoff and we are not expressing any opinion concerning the consideration to be received by any other security holder of the Company pursuant to the Financial Restructuring, Spinoff or any other transaction contemplated by the Merger Agreement or the fairness of the Financial Restructuring to the holders of the Shares on the date hereof. In rendering this opinion, we have assumed, with your consent, that the Financial Restructuring and the Spinoff will be completed in the manner set forth in the Merger Agreement.



     We note that trading in the Arch Common Stock and shares of the Spinoff Subsidiary for a period of time following completion of the Merger and the Spinoff may involve a redistribution of the Arch Common Stock and the shares of the Spinoff Subsidiary among the stockholders of the combined entity and other investors and, accordingly, during such period, Arch Common Stock and the shares of the Spinoff Subsidiary may trade at prices below those at which they would trade on a fully distributed basis after the Spinoff. This opinion does not in any manner address the prices at which Arch's Common Stock or the shares of the Spinoff Subsidiary will trade following consummation of the Merger and the Spinoff. In addition, we express no opinion or recommendation as to how the shareholders of Arch or PageNet should vote at the shareholders' meetings held in connection with the Merger.



     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the ordinary course of business Morgan Stanley & Co. Incorporated and its affiliates may from time to time trade in the debt and equity securities or senior loans of Arch and PageNet.



     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by holders of shares of PageNet Common Stock on the date hereof pursuant to the Merger and the Spinoff, taken as a whole, is fair to such holders from a financial point of view.



                                          Very truly yours,



                                          MORGAN STANLEY & CO. INCORPORATED



                                          By: /s/ R. BRADFORD EVANS

                                            ------------------------------------

                                              R. Bradford Evans


                                              Managing Director

                                    ANNEX I



                  HYPOTHETICAL CHAPTER 7 LIQUIDATION ANALYSIS



     Section 1129(a)(7) of the Code requires, with respect to each impaired class, that each holder of an allowed claim or interest in such class either (a) has accepted the plan or (b) will receive or retain under the plan on account of such claim or interest property of a value, as of the effective date of such plan, that is not less than the amount that such person would receive or retain if the company were liquidated under chapter 7 of the Bankruptcy Code on the effective date. Presented on the following pages is a hypothetical liquidation analysis of PageNet ("PageNet" or the "Company").


     This liquidation analysis considers, hypothetically, the fair realizable value in present value terms of the Company's assets through liquidation in a chapter 7 bankruptcy proceeding and the costs that would be incurred and the additional liabilities that would arise in such proceeding. The hypothetical chapter 7 return to creditors is then calculated. Distribution of the liquidation proceeds are assumed to made first, on account of secured claims, and next in accordance with the distribution priorities established by chapter 7 of the Code, as altered by applicable subordination agreements.


     The first step is to estimate the present value dollar amount that would be generated from the liquidation of the Company's assets and properties in the context of a chapter 7 liquidation case (taking into account the time necessary to accomplish the liquidation). The total cash available would be the sum of the present value of the proceeds (net of transaction costs) from the disposition of the Company's assets and the cash held by the Company at the time of the commencement of the chapter 7 case. The next step would be to reduce that total by the costs of the chapter 7 liquidation, including the fees and expenses of the chapter 7 trustee, then by any claims secured by enforceable security interests and liens against such assets and then by the expenses of the liquidation and such additional administrative expenses and priority claims that may result from the termination of the Company's business and the use of chapter 7 for the purposes of liquidation. Next, any remaining cash would be allocated to creditors and shareholders in strict priority in accordance with section 726 of the Bankruptcy Code (after giving effect to any applicable subordination agreements). Finally, such allocations would be compared to the value of the property that is proposed to be distributed under PageNet's proposed plan of reorganization under chapter 11 of the Code.



     The Company's costs of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those that would be payable to attorneys and other professionals that such a trustee would engage to assist it in liquidating the assets, and administering the bankruptcy estates, plus any unpaid expenses incurred by the Company during their chapter 11 cases and allowed in the chapter 7 case. These expenses could include compensation for attorneys, financial advisors, appraisers, accountants and other professionals, and costs and expenses of members of any statutory committees appointed by the United States Trustee. In addition, potentially substantial claims could arise by reason of the breach or rejection of obligations incurred by PageNet during their chapter 11 cases, and the rejection of executory contracts or other obligations incurred by PageNet before or during their Chapter 11 cases.


     The foregoing types of claims, costs, expenses and fees and such other claims that may arise in a chapter 7 liquidation case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay other administrative, priority, general unsecured, noteholder and shareholder claims.

     The following hypothetical liquidation analysis has been prepared by PageNet to indicate the net present value that would be allocated to creditors and shareholders (the "Liquidation Value") in strict accordance with the priorities established by section 726 of the Code.

     Underlying this liquidation analysis are a number of estimates and assumptions that are inherently subject to significant uncertainties. These estimates and assumptions were developed by management through analysis of market transactions, experience and the use of other valuation approaches. There can be no assurance that the recoveries and liquidation expenses estimated, and Liquidation Value indicated, in this analysis would be realized if PageNet was, in fact, to undergo such a liquidation.


     PageNet has approached this liquidation analysis on an asset liquidation basis because there can be no assurance that PageNet's FCC licenses could be assumed and assigned in a chapter 7 case. The inability to assume and assign the FCC licenses would effectively eliminate the possibility that PageNet could continue operating during the chapter 7 case and be liquidated as a "going concern" or "going concerns".

     PageNet's liquidation analysis assumes that assets would be broken up and sold by a chapter 7 trustee or its duly appointed advisors, brokers or liquidators, irrespective of their current deployment in the context of PageNet operating as a going concern. Some of PageNet's assets when broken up may not be able to be sold or may realize minimal proceeds. The estimated liquidation value of PageNet's assets, net of transaction costs and discounted to take account of the estimated time it might take to dispose of such assets, are set forth in the table below.

     The costs associated with a chapter 7 liquidation of PageNet, including the fees that would be associated with a chapter 7 trustee, are anticipated to be significant. Estimates of the major elements of such costs are set forth in the table below.

     The estimated amounts of claims secured by PageNet's assets and the administrative and priority claims that would be required to be paid in a chapter 7 liquidation before any allocation of net proceeds to secured claimants, general unsecured creditors, noteholders and shareholders have been set forth below.

                 HYPOTHETICAL CHAPTER 7 LIQUIDATION ANALYSIS(1)
                                  ($ MILLIONS)
                             AS OF JANUARY 31, 2000

Cash and cash equivalents...................................   $  22.2
Major non-cash assets at liquidation value
  FCC Licenses..............................................     186.7
  Radio Transmission Equipment..............................     107.2
  Pagers....................................................      35.4
  Accounts Receivable.......................................      22.7
  Other Assets..............................................      35.5
                                                               -------
ESTIMATED LIQUIDATION VALUE.................................     409.7
Less: Estimated costs associated with liquidation
  Chapter 7 trustee fees....................................     (12.3)
  Winddown operating costs..................................      (9.0)
  Professional fees.........................................      (6.0)
                                                               -------
Estimated cash available for claims.........................     382.4
Less: Secured claims........................................    (746.7)
                                                               -------
Estimated shortfall.........................................   $(364.3)
                                                               =======
Available to general unsecured claimants and noteholders....   $     0
                                                               =======
Available to shareholders...................................   $     0
                                                               =======
VAST SOLUTIONS -- ILLUSTRATIVE PURPOSES(2)
Estimated shortfall from above..............................   $(364.3)
Implied potential VAST Solutions value......................   $ 200.0
                                                               -------
Estimated shortfall including VAST implied potential
  value.....................................................   $(164.3)
                                                               =======
Available to general unsecured claimants and noteholders....   $     0
                                                               =======
Available to shareholders...................................   $     0
                                                               =======

---------------

(1) Net present value.

(2) For illustrative purposes an implied potential value of VAST Solutions and the implied recoveries to claimants have been shown (See Management's Assumptions). In the context of a chapter 7 liquidation management does not believe that the implied potential value of VAST could be realized.

     After consideration of the effects that a hypothetical chapter 7 liquidation would have on the proceeds available for distribution to creditors and shareholders, including (a) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (b) the erosion in value of PageNet's assets arising from the expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail, (c) the adverse effects on the salability of PageNet's assets as a result of the departure of key employees and the loss of major customers and suppliers, (d) the substantial increases in claims that would be required to be satisfied on a priority basis, and (e) the substantial time that would elapse before regulatory conditions could be met and therefore, before which creditors would receive any distribution in respect of their claims, PageNet has determined that confirmation of its plan of reorganization will provide each creditor and shareholder with a recovery that is not less than they would receive pursuant to a hypothetical liquidation of PageNet under chapter 7 of the Code.

MANAGEMENT'S ASSUMPTIONS:

     The realizable or liquidation value has been estimated by management after taking into account the time period necessary to accomplish the liquidation of the respective assets. As such, management did not perform additional net present value calculations. The estimated costs associated with the realization of specific assets have been netted against the estimated recovery value for those assets. All other costs that could not be identified with the recovery of specific assets were estimated by management and are shown separately as winddown operating costs and as other costs associated with the liquidation.

     Management assumed that all networks would be shut down and no additional subscriber revenue would be earned and there would be no cash generated from operations. The total amount of time estimated by management for the winding down of operations and deconstruction of facilities is 18 months.

CURRENT ASSETS:

     Cash and cash equivalents -- Outstanding checks have been added back to the book balance at January 31, 2000.

     Net Accounts Receivable -- Accounts receivable recoveries were estimated based on the accounts receivable aging, historical recovery experience and customer mix, discounted for the liquidation. Customers were stratified by type and recovery percentages were estimated for each customer type. Higher anticipated collection levels were assumed for large national account customers as compared to small business and non-commercial subscribers. Net receivable balances (i.e. net of the allowance for doubtful accounts) were utilized.

     Note Receivable -- The note relates to the sale of Legacy Land. Management expects payment in full and therefore has assumed the amount to be fully recoverable in a liquidation.

     Inventory -- Inventory consists primarily of new pagers held for sale. The Company's current selling prices for pagers were used as a benchmark. These selling prices were then discounted by management for the number of new pagers that would be placed into the market during a period of limited industry-wide subscriber growth.

     Prepaid Expenses -- Prepaid expenses consist of prepaid rents and other types of maintenance and insurance contracts. Management assumed that the recovery of prepaid rent amounts would be limited given that the Company would be terminating all of these leases in a hypothetical chapter 7 liquidation.

NET FIXED ASSETS:

     Machinery and equipment includes, as its primary component, all radio transmission equipment (which includes all of the Company's transmitters, paging terminals, satellite uplinks, switches and other hardware throughout the United States). Management assumed that this equipment would have to be deconstructed and removed before resale as used equipment in a hypothetical chapter 7 liquidation. Comparable sales values for used equipment were used as benchmarks, however, these values were then discounted by management to estimate liquidation value to take into account the excess equipment that would be placed into the market. Equipment was stratified by type and technology. A significant portion of the capitalized value of each transmitter site represents unrecoverable labor, wiring and site improvements. In light of the age of much of the equipment and also factoring into the analysis the lack of alternative uses for much of the equipment and the limited number of possible buyers, management determined to use a substantial discount to net book value. The largest single component of the Company's estimated radio transmission equipment liquidation value is attributable to its advance messaging network (TAMS), construction of which has just been completed.

     Fixed asset pagers represent pagers leased to customers. Approximately 70% of all direct customers lease pagers from PageNet. Pagers are depreciated over two years. In order to obtain an estimate of potential recoveries in a liquidation, management estimated the average cost of its pagers and used estimates of the number of its leased numeric and alphanumeric pagers. Current used pager sales prices were estimated based on recent transactions. A discount was applied by management to these recent used pager sale prices to reflect the substantial number of pagers that would be placed into the market during a period of limited industry-wide subscriber growth. Finally, the recovery of leased pagers was reduced to reflect the fact that a number of customers have given the Company security deposits and would keep their pagers as they would not be able to recover their security deposits.

     Furniture and fixture liquidation values have been estimated by management based on past experience with office closings and used furniture and fixture sales.

     Leasehold improvements have been assumed to have no value in a liquidation.

     Land, buildings and building improvements consist of the Company's only owned facility in Dallas, Texas. Based on the Company's relatively recent purchase of this facility from a liquidating entity, management assumed that the Company's current net book value was at or under market value. To reflect the possibility that the Company could realize more than the current book value the liquidation value has been estimated to range from net book value up to approximately the Company's original purchase cost of the facility.

OTHER ASSETS:

     FCC licenses are rights to construct, own and operate radio transmission facilities utilizing the public airways. These licenses collectively represent the Company's right to provide paging service and conduct a paging business. Licenses include rights acquired through FCC grant, acquisitions of competitors and spectrum auctions conducted by the FCC. FCC licenses are not absolute and have varying renewal dates that, in a going concern business model, assuming reasonable compliance, would likely be renewed by the FCC to permit the Company (or other qualified entity) to continue to provide paging services. The book value of these licenses represents the going concern value net of periodic amortization charges. For purposes of this liquidation analysis, management has assumed that the FCC would permit the Company to sell its rights to third parties to provide service on the licensed frequencies. However, there can be no assurance that the FCC would approve such license sales/transfers and potentially the FCC could determine that the licenses should be revoked and turned over to the FCC.

     The Company has the following types of radio transmission licenses:

           Local, regional and nationwide 900 MHz
           Nationwide NPCS ("NPCS")
           National Specialized Mobile Radio ("SMR")

     Local, regional and nationwide 900 MHz licenses were primarily obtained by the Company through grants from the FCC prior to the FCC initiating auction and other spectrum allocation procedures. These licenses have no book value recorded on the balance sheet. Local and regional spectrum was not given any liquidation value by management since most of these licenses could be replaced with coverage under the nationwide licenses or under the Company's other spectrum. The nationwide licenses, of which the Company has 6, are viewed by management as having some liquidation value due to their national coverage. Nationwide licenses were valued by management based on a price per MHz times the population covered. The price per MHz used by management was a discounted price based on sales of other types of spectrum (such as SMR and NPCS) which have greater bandwidth.


     The Company has three NPCS licenses each with a 50 KHz inbound and outbound channel. This spectrum has significantly more bandwidth than the Company's nationwide licenses. However it is not sufficient for voice usage and therefore is limited to data transmission. There has not been any recent sale of NPCS spectrum and management believes that earlier auction values were inflated. These licenses were also valued by management using a price per MHz per population covered. The liquidation values are significantly lower than the Company's book values because of the current excess spectrum capacity in the industry for traditional paging services.


     The Company's SMR licenses are currently viewed by management as the most valuable license assets of the Company. These licenses have sufficient bandwidth in many markets to carry voice using cellular architecture. There are a number of companies currently utilizing this spectrum who have strong needs for additional spectrum to continue to grow in many markets. Interest has been expressed in the

Company's SMR spectrum and the Company has received bids for it in the past. The value of the SMR licenses has been estimated by management based on these indications of interest as well as Nextel's attempt to acquire the spectrum of NextWave through the NextWave bankruptcy proceeding.

     Management has assumed that no liquidation value can be attributed to Goodwill, Other Intangibles (which comprise capitalized debt issue costs) or Other Non-Current Assets (which comprise primarily restricted cash, held as cash collateral for a foreign banking facility). In addition, management does not believe there is any liquidation value associated with the Company's customers list in the context of a chapter 7 liquidation.

     Management does not believe that the Company's VAST Solutions (VAST) Assets have significant value in the context of a chapter 7 liquidation and therefore net book values have been discounted considerably. The potential value represented by these assets could be significantly different if alternative capital and liquidation assumptions were made.

     For illustrative purposes, the Company has included additional analysis with its hypothetical chapter 7 liquidation analysis which takes into account an implied potential range of value of VAST. The additional analysis is included to demonstrate the impact of the implied potential value of VAST on the amounts potentially available to the Company's claimants in a chapter 7 liquidation. The implied potential range of value of VAST is based on comparisons to certain comparable publicly traded companies. While the range of value of VAST is included for illustrative purposes, the Company does not believe it could realize the implied potential range of value of VAST in the context of a chapter 7 liquidation. The implied potential range of value of VAST included in the illustrative analysis does not constitute an opinion as to the value of VAST and should not be relied upon in making any decision with regard to VAST or the Plan.

     HYPOTHETICAL CHAPTER 7 LIQUIDATION ANALYSIS AS OF JANUARY 31, 2000(1)
                                  ($ MILLIONS)

                                                         UNAUDITED
                                                         ADJUSTED
                                                        BOOK VALUE             ESTIMATED REALIZATION
                                                        JANUARY 31,   ----------------------------------------
                                                           2000       LOW   HIGH     LOW      HIGH       MID
                                                        -----------   ---   ----   -------   -------   -------
Current Assets:
  Cash and cash equivalents...........................   $   22.2     100%  100%   $  22.2   $  22.2   $  22.2
  Net Accounts Receivable.............................      151.6      10%   20%      15.2      30.3      22.7
  Note Receivable.....................................        4.2     100%  100%       4.2       4.2       4.2
  Inventory...........................................        8.4      40%   60%       3.4       5.0       4.2
  Prepaid Expenses....................................       13.1       5%   10%       0.7       1.3       1.0
Net Fixed Assets:
  Machinery & equipment...............................      549.4      15%   30%      82.4     164.8     123.6
  Pagers..............................................      141.6      20%   30%      28.3      42.5      35.4
  Furniture & fixtures................................       22.0      10%   20%       2.2       4.4       3.3
  Leasehold improvements..............................       15.8       0%    0%        --        --        --
  Land, buildings, and building improvements..........        2.6     100%  125%       2.6       3.3       3.0
Other Assets:
  NPCS licenses (net).................................      183.3      25%   30%      45.8      55.9      50.8
  Other licenses (net)................................      246.4      40%   50%      98.6     123.2     110.9
  Nationwide License..................................         --      --    --       20.0      30.0      25.0
  Goodwill (net)......................................       25.1       0%    0%        --        --        --
  Other intangibles (net).............................       28.7       0%    0%        --        --        --
  Other noncurrent assets (net).......................       35.7       0%    0%        --        --        --
  VAST Solutions Assets...............................       11.5      20%   40%       2.3       4.6       3.5
                                                         --------                  -------   -------   -------
          Total Assets/Estimated Liquidation Value....   $1,461.7                    327.9     491.8     409.7
                                                         --------                  -------   -------   -------
Less Estimated Costs Associated with Liquidation:
Chapter 7 Trustee Fees (3%)...........................                                (9.8)    (14.8)    (12.3)
Winddown Operating Costs..............................                               (11.6)     (6.6)     (9.0)
Professional Fees.....................................                                (7.0)     (5.0)     (6.0)
                                                                                   -------   -------   -------
          Costs Associated with Liquidation...........                               (28.4)    (26.4)    (27.4)
                                                                                   -------   -------   -------
Estimated cash available for claims...................                               299.4     465.5     382.4
                                                                                   -------   -------   -------
Secured Claims:
  Long Term Debt......................................                              (745.0)   (745.0)   (745.0)
  Capital Lease Obligation............................                                (1.7)     (1.7)     (1.7)
                                                                                   -------   -------   -------
          Total Secured Claims........................                              (746.7)   (746.7)   (746.7)
          Estimated % recovery for secured
            creditors.................................                                  40%       62%       51%
                                                                                   -------   -------   -------
Estimated Shortfall...................................                             $(447.2)  $(281.2)  $(364.3)
                                                                                   =======   =======   =======
Available to general unsecured claimants and
  noteholders.........................................                             $     0   $     0   $     0
Available to shareholders.............................                             $     0   $     0   $     0

                                  VAST SOLUTIONS -- ILLUSTRATIVE PURPOSES(2)

Estimated Shortfall from above........................                             $(447.2)  $(281.2)  $(364.3)
Implied potential VAST Solutions value................                             $ 100.0   $ 300.0   $ 200.0
                                                                                   -------   -------   -------
Estimated (Shortfall) Excess Including VAST implied
  potential value.....................................                             $(347.2)  $  18.8   $(164.3)
                                                                                   =======   =======   =======
Available to general unsecured claimants and
  noteholders.........................................                             $     0   $  18.8   $     0
Available to shareholders.............................                             $     0   $     0   $     0

---------------

(1) In net present value terms.

(2) For illustrative purposes an implied potential range of value of VAST Solutions and the implied recoveries to claimants have been shown (See Management's Assumptions). In the context of a chapter 7 liquidation management does not believe that the implied potential value of VAST could be realized.

                                   IMPORTANT



     Any holder of senior subordinated notes who wishes to accept the exchange offer should complete the letter of transmittal and forward it and any other required documents to the exchange agent. Holders of senior subordinated notes registered in the name of a broker, dealer, bank, trust company or other nominee should contact such institution to tender their senior subordinated notes. See "Exchange Offer -- Procedure for Tendering Senior Subordinated Notes and Delivery of Consents."



     Any holder of senior subordinated notes who wishes to vote to accept or reject the prepackaged bankruptcy plan should complete a ballot or, if applicable, a master ballot and forward it to the information agent. See "Prepackaged Bankruptcy Plan -- Voting Instructions and Procedures."



                               THE EXCHANGE AGENT



                   By Mail:                            By Hand and Overnight Courier:
       Harris Trust Company of New York               Harris Trust Company of New York
             Wall Street Station                               88 Pine Street
                P.O. Box 1023                                    19th Floor
        New York, New York 10268-1023                     New York, New York 10005



          By Facsimile Transmission: (212) 701-7636 or (212) 701-7637


                        (For Eligible Institutions Only)


                 Confirm Facsimile by Telephone: (212) 701-7624


                      For Information Call: (212) 701-7624



                             THE INFORMATION AGENT



     If you have any additional questions, or need additional copies of this prospectus, the letter of transmittal or any other exchange offer materials, please contact the information agent at the address or telephone number as listed below.


                                [INNISFREE LOGO]


                         501 Madison Avenue, 20th Floor


                            New York, New York 10022


                 Banks and Brokers Call Collect: (212) 750-5833


                                       OR


                   All Others Call Toll-Free: (888) 750-5834

                      PART II FOR PAGING NETWORK, INC. S-4


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Restated Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including appeals, by reason of the fact that he or she is or was a director, officer, employee or other agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or the agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or other agent, to the fullest extent authorized by the Delaware General Corporation Law, against all expenses, liability and loss (including attorney's fees, judgements, fines, ERISA excise taxes and penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that except with respect to proceedings seeking to enforce the rights to indemnification granted herein, the Registrant shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Registrant.

     The Registrant's Certificate of Incorporation also limits the liability of directors, providing that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Such limitation of liability does not extend to liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit.

     The Registrant's By-Laws provide for indemnification as follows:

                                   ARTICLE VI

                     INDEMNIFICATION OF OFFICERS AND OTHERS

     Section 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was an officer of the corporation, or is or was serving at the request of the corporation as director or officer of another corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

     Section 2. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was an officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 3. To the extent that an officer of the corporation or person serving at the request of the corporation as a director or officer of another corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article VI or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

     Section 4. Any indemnification under Sections 1 and 2 of this Article VI (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer or person serving at the request of the corporation as a director or officer of another corporation is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article VI. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

     Section 5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the officer or person serving at the request of the corporation as a director or officer of another corporation to repay such amount entitled to be indemnified by the corporation as authorized in this Article VI.

     Section 6. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

     Section 7. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was an officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Article VI.

     Section 8. For purposes of this Article VI, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors and officers so that any person who is or was a director or officer of such constituent corporation or is or was serving at the request of such constituent corporation as a director or officer of another corporation shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

     Section 9. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an officer, employee or person serving at the request of the corporation as a director or officer of another corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 10. This Article VI may be amended or repealed only by the affirmative vote of the holders of a majority of the Voting Stock; provided that no such amendment or repeal shall adversely affect any right to indemnification for any act or omission of any person referred to in Sections 1 and 2 of this
Article VI which occurred or allegedly occurred prior to the effective date of such amendment or repeal

     Section 11. If in any action, suit or other proceeding or investigation, a director of the corporation is held liable for monetary damages because that director is relieved of personal liability under Article VI of the By-Laws or otherwise, the director shall be deemed to have met the standards of conduct set forth above and to be entitled to indemnification as provided above.

     Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceedings. The power to indemnify applies only if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication unless the court, in its discretion, believes that in the light of all the circumstances indemnification should apply.

     To the extent any of the persons referred to in the two immediately preceding paragraphs is successful in the defense of the actions referred to therein, such person is entitled, pursuant to Section 145, to indemnification as described above.

     The Registrant has entered into Indemnification Agreements with each of its directors and the officers subject to Section 16 of the Exchange Act. Each Indemnification Agreement provides for indemnification of directors and officers of the Registrant to the fullest extent permitted by law and additionally permits advancing attorney's fees and all other costs, expenses, fees, fines and losses, paid or incurred by a director or officer in connection with the investigation, defense or other participation in any event or occurrence that is related to the fact that the director or officer is or was a director or officer of the Registrant or is serving at the request of the Registrant as a director or officer in another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of any action taken or not taken by the director or officer in any such capacity. The foregoing provisions are subject to the condition that the Registrant's Board of Directors or any other person or body appointed by the Board who is not a party to the particular claim for which the director or officer is seeking indemnification has not determined that the indemnification would not be permitted under applicable law. The Indemnification Agreements further provide that in the event of a change in control of the Registrant, then with respect to all matters arising concerning the rights of directors to indemnification, such decisions will be made only by independent legal counsel selected by the director and approved by the Registrant.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits


EXHIBIT
NUMBER                        DOCUMENT DESCRIPTION
-------                       --------------------
 2.1      Agreement and Plan of Merger dated as of November 7, 1999 by and among Paging Network, Inc., Arch Communications Group,
          Inc. and St. Louis Acquisition Corp. (Filed as an exhibit to
          Paging Network, Inc.'s Current Report on Form 8-K on
          November 17, 1999 and incorporated by reference herein.)
 2.2      Amendment to Agreement and Plan of Merger dated as of
          January 7, 2000 by and among Paging Network, Inc., Arch
          Communications Group, Inc. and St. Louis Acquisition Corp.
          (Filed as an exhibit to Paging Network, Inc.'s Current
          Report on Form 8-K on January 20, 2000 and incorporated by reference herein.)
 2.3      Amendment No. 2 to Agreement and Plan of Merger dated as of
          May 10, 2000 by and among Paging Network, Inc., Arch
          Communications Group, Inc. and St. Louis Acquisition Corp.
 3.1      Restated Certificate of Incorporation of Paging Network,
          Inc. (Filed as an exhibit to Registration Statement No.
          33-42253 on Form S-1 and incorporated by reference herein.)
 3.3      Bylaws of Paging Network, Inc., as amended. (Filed as an
          exhibit to Paging Network, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated by reference herein.)
 4.1      Articles Sixth, Seventh, Eighth, Twelfth, and Thirteenth of
          the Restated Certificate of Incorporation of Paging Network,
          Inc., as amended. (Filed as an exhibit to Registration
          Statement No. 33-42253 on Form S-1 and incorporated by
          reference herein.)
 4.2      Articles II, III, and VII and Section 1 of Article VIII of
          Paging Network, Inc.'s Bylaws, as amended. (Filed as an
          exhibit to Paging Network, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated by reference herein.)
 4.3      Form of Indenture. (Filed as an exhibit to Registration
          Statement No. 33-46803 on Form S-1 and incorporated by
          reference herein.)
 4.4      Shareholder Rights Agreement. (Filed as an exhibit to Paging
          Network, Inc.'s Report on Form 8-K on September 15, 1994 and
          incorporated by reference herein.)
 4.5      First Amendment to the Shareholder Rights Agreement. (Filed
          as an exhibit to Paging Network, Inc.'s Annual Report on
          Form 10-K for the fiscal year ended December 31, 1998 and
          incorporated by reference herein.)
 4.6      Second Amendment to the Shareholder Rights Agreement. (Filed
          as an exhibit to Paging Network, Inc.'s Quarterly Report on
          Form 10-Q for the quarterly period ended September 30, 1999 and incorporated by reference herein.)
 5.1      Opinion of Mayer, Brown & Platt. (To be filed by amendment.)
 8.1      Form of Tax Opinion of Mayer, Brown & Platt.
10.1      1982 Incentive Stock Option Plan, as amended and restated.
          (Filed as an exhibit to Registration Statement No. 33-42253 on Form S-1 and incorporated by reference herein.)
10.2      Form of Stock Option Agreement executed by recipients of
          options granted under the 1982 Incentive Stock Option Plan.
          (Filed as an exhibit to Registration Statement No. 33-42253 on Form S-1 and incorporated by reference herein.)
10.3      Form of Management Agreement executed by recipients of
          options granted under the 1982 Incentive Stock Option Plan.
          (Filed as an exhibit to Registration Statement No. 33-42253 on Form S-1 and incorporated by herein.)

EXHIBIT
NUMBER                        DOCUMENT DESCRIPTION
-------                       --------------------
10.4      Form of Vesting Agreement executed by recipients of options granted under the 1982 Incentive Stock Option Plan. (Filed as an exhibit to Registration Statement No. 33-42253 on Form
          S-1 and incorporated by herein.)
10.5      Form of Indemnification Agreement executed by recipients of options granted under the 1991 Stock Option Plan. (Filed as an exhibit to Registration Statement No. 33-42253 on Form
          S-1 and incorporated by herein.)
10.6      Form of First Amendment to Vesting Agreement executed by
          recipients of options granted under the 1982 Incentive Stock
          Option Plan. (Filed as an exhibit to Registration Statement
          No. 33-42253 on Form S-1 and incorporated by herein.)
10.7      Form of First Amendment to Management Agreement executed by recipients of options granted under the 1982 Incentive Stock
          Option Plan. (Filed as an exhibit to Registration Statement
          No. 33-42253 on Form S-1 and incorporated by herein.)
10.10     Second Amended and Restated Credit Agreement dated as of
          June 5, 1996 among Paging Network, Inc., NationsBank of
          Texas, N.A., Toronto Dominion (Texas), Inc., The First
          National Bank of Boston, Chase Securities Inc. and certain other lenders. (Filed as an exhibit to Paging Network,
          Inc.'s Quarterly Report on Form 10-Q for the quarterly
          period ended June 30, 1996.)
10.13     1997 Restricted Stock Plan, as approved by shareowners on
          May 22, 1997. (Filed as an exhibit to Paging Network, Inc.'s
          Quarterly Report on Form 10-Q for the quarterly period ended
          June 30, 1997 and incorporated by reference herein.)
10.14     Employment Agreement dated as of August 4, 1997 among Paging
          Network, Inc. and John P. Frazee, Jr. (Filed as an exhibit to Paging Network, Inc.'s Quarterly Report on Form 10-Q for
          the quarterly period ended September 30, 1997 and
          incorporated by reference herein.)
10.17     1992 Director Compensation Plan, as amended and restated on
          April 22, 1998. (Filed as an exhibit to Paging Network,
          Inc.'s Quarterly Report on Form 10-Q for the quarterly
          period ended June 30, 1998 and incorporated by reference
          herein.)
10.18     Amended and Restated 1991 Stock Option Plan, as approved by shareowners on May 21, 1998. (Filed as an exhibit to Paging
          Network, Inc.'s Quarterly Report on Form 10-Q for the
          quarterly period ended June 30, 1998 and incorporated by
          reference herein.)
10.19     Letter dated May 26, 1998 regarding Second Amendments
          effective March 31, 1998 to the Loan Agreements dated as of
          June 5, 1996: (1) among Paging Network of Canada Inc., The
          Toronto-Dominion Bank, and such other financial institutions as become banks (2) among Madison Telecommunications
          Holdings, Inc., The Toronto-Dominion Bank, and such other
          financial institutions as become banks. (Filed as an exhibit to Paging Network, Inc.'s Annual Report on Form 10-K for the
          fiscal year ended December 31, 1997 and incorporated by
          reference herein.)
10.20     Forms of Stock Option Agreement executed by recipients of
          options granted under the 1991 Stock Option Plan. (Filed as an exhibit to Paging Network, Inc.'s Annual Report on Form
          10-K for the fiscal year ended December 31, 1998 and
          incorporated by reference herein.)
10.21     Employee Stock Purchase Plan, as amended on December 16,
          1998. (Filed as an exhibit to Paging Network, Inc.'s Annual
          Report on Form 10-K for the year ended December 31, 1998 and incorporated by reference herein.)
10.22     Severance Pay Plan dated as of January 20, 1999. (Filed as an exhibit to Paging Network, Inc.'s Annual Report on Form
          10-K for the year ended December 31, 1998 and incorporated by reference herein.)
10.23     Amendment to Severance Pay Plan dated as of December 9, 1999
          (Filed as an exhibit to Paging Network, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference herein.)

EXHIBIT
NUMBER                        DOCUMENT DESCRIPTION
-------                       --------------------
10.24     Form of Stock Option Agreement executed by recipients of
          options grant under the 1992 Director Compensation Plan.
          (Filed as an exhibit to Paging Network, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 and
          incorporated by reference herein.)
10.25     Amended and Restated Loan Agreement dated August 5, 1999
          among Paging Network of Canada Inc., The Toronto-Dominion
          Bank, Canadian Imperial Bank of Commerce, National Bank of
          Canada, and such other financial institutions as become
          banks. (Filed as an exhibit to Paging Network, Inc.'s
          Quarterly Report on Form 10-Q for the quarter ended June 30,
          1999 and incorporated by reference herein.)
10.26     Amended and Restated Loan Agreement dated August 5, 1999
          among Madison Telecommunications Holdings, Inc., The
          Toronto-Dominion Bank, Canadian Imperial Bank of Commerce,
          National Bank of Canada, and such other financial
          institutions as become banks. (Filed as an exhibit to Paging
          Network, Inc.'s Quarterly Report on Form 10-Q for the
          quarter ended June 30, 1999 and incorporated by reference
          herein.)
21.1      List of Subsidiaries of Paging Network, Inc.
23.1      Consent of Ernst & Young LLP.
23.2      Consent of Arthur Andersen LLP.
23.3      Consent of Mayer, Brown & Platt. (To be included in the
          opinion filed as Exhibit 5.1 to this registration
          statement.)
24.1      Power of Attorney of certain directors and officers of
          Paging Network, Inc.
99.1      Client Letter -- Noteholder
99.2      Letter to Brokers -- Noteholder
99.3      Letter of Transmittal/Consent Form
99.4      Notice of Guaranteed Delivery
99.5      Class 5 Master Ballot -- 8.875% Notes Due 2006
99.6      Class 5 Ballot -- 8.875% Notes Due 2006
99.7      Class 6 Master Ballot -- Old Stock Interests
99.8      Class 6 Ballot -- Old Stock Interests
99.9      Consent of Houlihan Lokey Howard & Zukin Capital. (To be
          filed by amendment.)
99.10     Consent of Goldman, Sachs & Co. (To be filed by amendment.)
99.11     Consent of Morgan Stanley Dean Witter. (To be filed by
          amendment.)

     (b)  Financial Statement Schedules:

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                  YEAR ENDED DECEMBER 31, 1997, 1998, AND 1999

                                 (IN THOUSANDS)


                                                              ADDITIONS
                                                 BALANCE AT   CHARGED TO   DEDUCTIONS
                                                 BEGINNING    COSTS AND     AND OTHER     BALANCE AT
                                                 OF PERIOD     EXPENSES    ADJUSTMENTS   END OF PERIOD
                                                 ----------   ----------   -----------   -------------
Allowance for doubtful accounts:
  1997.........................................   $  4,994     $18,343       $16,667       $  6,670
  1998.........................................      6,670      20,516        16,067         11,119
  1999.........................................     11,119      28,189        21,909         17,399
Reserve for unrecoverable subscriber devices:
  1997.........................................   $  2,420     $ 4,184       $ 4,064       $  2,540
  1998.........................................      2,540       5,193         3,411          4,322
  1999.........................................      4,322       5,592         7,107          2,807

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareowners


Paging Network, Inc.



     We have audited the consolidated financial statements of Paging Network, Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated May 3, 2000. Our audits also included Schedule II -- Valuation and Qualifying Accounts. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.



     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein. The financial statement schedule does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the uncertainty regarding the Company's ability to continue as a going concern.



                                            /s/ ERNST & YOUNG LLP



Dallas, Texas


May 3, 2000

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment of the Registration Statement) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the securities offered in the Registration Statement and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (5) That, prior to any public reoffering of the securities registered under this Registration Statement through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

          (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the Registration Statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities;

          (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

          (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved in a transaction that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, PAGING NETWORK, INC. HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN DALLAS, TEXAS, ON MAY 12, 2000.


                                          PAGING NETWORK, INC.
                                              /s/ JOHN P. FRAZEE, JR.
                                          By:
                                          --------------------------------------

                                              John P. Frazee, Jr.
                                              Chairman of the Board of Directors
                                              and Chief Executive Officer
                                              (Principal Executive Officer)


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MAY 12, 2000.




*                                                  *
--------------------------------------------       --------------------------------------------
Richard C. Alberding                               Hermann Buerger
Director                                           Director

/s/ JULIAN B. CASTELLI                             *
--------------------------------------------       --------------------------------------------
Julian B. Castelli                                 Jeffrey M. Cunningham
Senior Vice President and Chief Financial          Director
Officer
(Principal Financial Officer and Principal
Accounting Officer)

*                                                  /s/ JOHN P. FRAZEE, JR.
--------------------------------------------       --------------------------------------------
Gary J. Fernandes                                  John P. Frazee, Jr.
Director                                           Chairman of the Board of Directors and
                                                   Chief Executive Officer
                                                   (Principal Executive Officer)

*                                                  *
--------------------------------------------       --------------------------------------------
John S. Llewellyn                                  Robert J. Miller
Director                                           Director

*By: /s/ JOHN P. FRAZEE, JR.
     ---------------------------------------
     John P. Frazee, Jr.
     Attorney-in-fact

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, Commonwealth of Massachusetts of May 11, 2000.



                                          Arch Communications Group, Inc.



                                               /s/ C. EDWARD BAKER, JR.


                                          By:

                                          --------------------------------------

                                              C. Edward Baker, Jr. Chairman of


                                              The Board and Chief Executive
                                              Officer



                        SIGNATURES AND POWER OF ATTORNEY



     Each person whose signature appears below hereby constitutes and appoints
J. Roy Pottle, Gerald J. Cimmino and David A. Westenberg as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and any Registration Statement pursuant to Rule 462(b)) to this Registration Statement on Form S-4 and to file the same with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                    DATE
-----------------------------------------------------    -----------------------------    ------------

              /s/ C. EDWARD BAKER, JR.                   Chairman of the Board and        May 11, 2000
-----------------------------------------------------    Chief Executive Officer,
                C. Edward Baker, Jr.                     Director (principal executive
                                                         officer)

                  /s/ J. ROY POTTLE                      Executive Vice President and     May 11, 2000
-----------------------------------------------------    Chief Financial Officer
                    J. Roy Pottle                        (principal financial officer
                                                         and principal accounting
                                                         officer)

                /s/ R. SCHORR BERMAN                     Director                         May 11, 2000
-----------------------------------------------------
                  R. Schorr Berman

                 /s/ JAMES S. HUGHES                     Director                         May 11, 2000
-----------------------------------------------------
                   James S. Hughes

                                                         Director
-----------------------------------------------------
John Kornreich

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----
                                                         Director
-----------------------------------------------------
Allan L. Rayfield

                 /s/ JOHN B. SAYNOR                      Director                         May 10, 2000
-----------------------------------------------------
                   John B. Saynor

                  /s/ JOHN A. SHANE                      Director                         May 10, 2000
-----------------------------------------------------
                    John A. Shane

                                                         Director
-----------------------------------------------------
Edwin M. Banks

                 /s/ H. SEAN MATHIS                      Director                         May 10, 2000
-----------------------------------------------------
                   H. Sean Mathis

                      PART II FOR VAST SOLUTIONS, INC. S-1

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, all of which will be paid by the Registrant:


Registration fee............................................       $    1,338
Transfer agent fees.........................................            5,000
Printing and duplicating expenses...........................          250,000
Legal fees and expenses.....................................          750,000
Accounting fees and expenses................................          500,000
Miscellaneous expenses......................................          200,000
                                                                   ----------
     Total..................................................       $1,706,338
                                                                   ==========



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify, in accordance with and to the full extent now or hereafter permitted by law, any person who was or is a party or its threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Registrant), by reason of his or her acting as a director or officer of the Registrant (and the Registrant, in the discretion of the Board of Directors, may so indemnify a person by reason of the fact that he is or was an employee or agent of the Registrant or is or was serving at the request of the Registrant in any other capacity for or on behalf of the Registrant) against any liability or expense actually and reasonably incurred by such person in respect thereof; provided, however, the Registrant shall be required to indemnify an officer or director in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the Board of Directors of the Registrant.

     The Registrant's Certificate of Incorporation also limits the liability of directors, providing that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Such limitation of liability does not extend to liability (i) for any breach of the director's duty loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit.

     The Registrant's By-Laws provide for indemnification as follows:

                                  "ARTICLE VI.
                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee, agent or representative of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably

                                     A-II-1
believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 2. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, agent or representative of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 3. To the extent that a director, officer, employee, agent or representative of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 4. Any indemnification under Sections 1 and 2 of this article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, agent or representative is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2 of this article. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

     Section 5. Expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the manner provided in Section 4 of this article upon receipt of an undertaking by or on behalf of the director, officer, employee, agent or representative to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation under this article.

     Section 6. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, (i) arising under the Employee Retirement Income Security Act of 1974 or regulations promulgated thereunder, or under any other law or regulation of the United States or any agency or instrumentality thereof or law or regulation of any state or political subdivision or any agency or instrumentality of either, or under the common law of any of the foregoing, against expenses (including attorneys' fees), judgments, fines, penalties, taxes and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding by reason of the fact that he is or was a fiduciary, disqualified person or party in interest with respect to an employee benefit plan covering employees of the Corporation or of a subsidiary corporation, or is or was serving in any other capacity with

                                     A-II-2
respect to such plan, or has or had any obligations or duties with respect to such plan by reason of such laws or regulations, provided that such person was or is a director, officer, employee, agent or representative of the Corporation, or (ii) in connection with any matter arising under federal, state or local revenue or taxation laws or regulations, against expenses (including attorneys' fees), judgments, fines, penalties, taxes, amounts paid in settlement and amounts paid as penalties or fines necessary to contest the imposition of such penalties or fines, actually and reasonably incurred by him in connection with such action, suit or proceeding by reason of the fact that he is or was a director, officer, employee, agent or representative of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust or other enterprise and had responsibility for or participated in activities relating to compliance with such revenue or taxation laws and regulations; provided, however, that such person did not act dishonestly or in willful or reckless violation of the provisions of the law or regulation under which such suit or proceeding arises. Unless the Board of Directors determines that under the circumstances then existing, it is probable that such director, officer, employee, agent or representative will not be entitled to be indemnified by the Corporation under this section, expenses incurred in defending such suit or proceeding, including the amount of any penalties or fines necessary to be paid to contest the imposition of such penalties or fines, shall be paid by the Corporation in advance of the final disposition of such suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, agent or representative to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation under this section.

     Section 7. The indemnification provided by this article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, agent or representative and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 8. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, agent or representative of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not he would be entitled to indemnity against such liability under the provisions of this article."

     Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceedings. The power to indemnify applies only if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication unless the court, in its discretion, believes that in the light of all the circumstances indemnification should apply.

     To the extent any of the persons referred to in the two immediately preceding paragraphs is successful in the defense of the actions referred to therein, such person is entitled, pursuant to Section 145, to indemnification as described above.

                                     A-II-3

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

          None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          (a) Exhibits


EXHIBIT
 NUMBER                         DOCUMENT DESCRIPTION
-------                         --------------------
   3.1*     Form of Amended and Restated Certificate of Incorporation of
            Vast Solutions, Inc.
   3.2*     Form of Amended and Restated Bylaws of Vast Solutions, Inc.
   4.1*     Certificate for shares of Vast Solutions, Inc.'s Class B
            common stock, par value $0.01 per share.
   5.1*     Opinion of Mayer, Brown and Platt.
  10.1      Vast Solutions, Inc. 2000 Long-Term Stock Incentive Plan.
  10.2*     Tax Allocation Agreement between Vast Solutions, Inc. and
            Paging Network, Inc.
  10.3*     Separation Agreement between Vast Solutions, Inc. and Paging
            Network, Inc.
  10.4*     Administrative Services Agreement between Vast Solutions,
            Inc. and Paging Network, Inc.
  10.5*     Technology Services Agreement between Vast Solutions, Inc.
            and Paging Network, Inc.
  10.6*     Reseller Agreement between Vast Solutions, Inc. and Paging
            Network, Inc.
  10.7*     Facility Access Agreement between Vast Solutions, Inc. and
            Paging Network, Inc.
  10.8      Software Sublicense Agreement, dated as of March 30, 2000, among Vast Solutions, Inc., Paging Network, Inc. and TIBCO
            Software, Inc.
  10.9      License Agreement, dated as of May 11, 2000, between Paging
            Network, Inc. and Vast Solutions, Inc.
  23.1      Consent of Ernst & Young LLP.
  23.2*     Consent of Mayer, Brown & Platt (included in the opinion
            filed as Exhibit 5.1 to this registration statement).
  99.1      Consent of KPMG LLP.


---------------

* To be included with an amendment to this registration statement.


     (b) Financial Statement Schedules:

    No schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is required or applicable under the related instructions, or the amounts that would be included in such schedule are immaterial, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     A-II-4

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Vast Solutions, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Addison, Texas, on May 12, 2000.

                                          VAST SOLUTIONS, INC.
                                          By:    /s/ JOHN P. FRAZEE, JR.
                                            ------------------------------------
                                                   John P. Frazee, Jr.
                                             Chairman of the Board and Chief
                                                    Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 12, 2000.


                       NAME                                                   TITLE
                       ----                                                   -----

              /s/ JOHN P. FRAZEE, JR.                     Chairman of the Board and Chief Executive
---------------------------------------------------       Officer (Sole Director and Principal Executive
                John P. Frazee, Jr.                       Officer)

              /s/ JULIAN B. CASTELLI                      Acting Chief Financial Officer (Principal
---------------------------------------------------       Financial and Accounting Officer)
                Julian B. Castelli

                                     A-II-5

                              PAGING NETWORK, INC.

                                 EXHIBIT INDEX
                                  FOR FORM S-4


EXHIBIT
NUMBER                        DOCUMENT DESCRIPTION
-------                       --------------------
 2.1      Agreement and Plan of Merger dated as of November 7, 1999 by and among Paging Network, Inc., Arch Communications Group,
          Inc. and St. Louis Acquisition Corp. (Included as Annex B to
          the prospectus included herein.)
 2.2      Amendment to Agreement and Plan of Merger dated as of
          January 7, 2000 by and among Paging Network, Inc., Arch
          Communications Group, Inc. and St. Louis Acquisition Corp.
          (Filed as an exhibit to Paging Network, Inc.'s Current
          Report on Form 8-K on January 20, 2000 and incorporated by reference herein.
 2.3      Amendment No. 2 to Agreement and Plan of Merger dated as of
          May 10, 2000 by and among Paging Network, Inc., Arch
          Communications Group, Inc. and St. Louis Acquisition Corp.
 3.1      Restated Certificate of Incorporation of Paging Network,
          Inc. (Filed as an exhibit to Registration Statement No.
          33-42253 on Form S-1 and incorporated by reference herein.)
 3.3      Bylaws of Paging Network, Inc., as amended. (Filed as an
          exhibit to Paging Network, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated by reference herein.)
 4.1      Articles Sixth, Seventh, Eighth, Twelfth, and Thirteenth of
          the Restated Certificate of Incorporation of Paging Network,
          Inc., as amended. (Filed as an exhibit to Registration
          Statement No. 33-42253 on Form S-1 and incorporated by
          reference herein.)
 4.2      Articles II, III, and VII and Section 1 of Article VIII of
          Paging Network, Inc.'s Bylaws, as amended. (Filed as an
          exhibit to Paging Network, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated by reference herein.)
 4.3      Form of Indenture. (Filed as an exhibit to Registration
          Statement No. 33-46803 on Form S-1 and incorporated by
          reference herein.)
 4.4      Shareholder Rights Agreement. (Filed as an exhibit to Paging
          Network, Inc.'s Report on Form 8-K on September 15, 1994 and
          incorporated by reference herein.)
 4.5      First Amendment to the Shareholder Rights Agreement. (Filed
          as an exhibit to Paging Network, Inc.'s Annual Report on
          Form 10-K for the fiscal year ended December 31, 1998 and
          incorporated by reference herein.)
 4.6      Second Amendment to the Shareholder Rights Agreement. (Filed
          as an exhibit to Paging Network, Inc.'s Quarterly Report on
          Form 10-Q for the quarterly period ended September 30, 1999 and incorporated by reference herein.)
 5.1      Opinion of Mayer, Brown & Platt. (To be filed by amendment.)
 8.1      Form of Tax Opinion of Mayer, Brown & Platt.
10.1      1982 Incentive Stock Option Plan, as amended and restated.
          (Filed as an exhibit to Registration Statement No. 33-42253 on Form S-1 and incorporated by reference herein.)
10.2      Form of Stock Option Agreement executed by recipients of
          options granted under the 1982 Incentive Stock Option Plan.
          (Filed as an exhibit to Registration Statement No. 33-42253 on Form S-1 and incorporated by reference herein.)
10.3      Form of Management Agreement executed by recipients of
          options granted under the 1982 Incentive Stock Option Plan.
          (Filed as an exhibit to Registration Statement No. 33-42253 on Form S-1 and incorporated by herein.)

EXHIBIT
NUMBER                        DOCUMENT DESCRIPTION
-------                       --------------------
10.4      Form of Vesting Agreement executed by recipients of options granted under the 1982 Incentive Stock Option Plan. (Filed as an exhibit to Registration Statement No. 33-42253 on Form
          S-1 and incorporated by herein.)
10.5      Form of Indemnification Agreement executed by recipients of options granted under the 1991 Stock Option Plan. (Filed as an exhibit to Registration Statement No. 33-42253 on Form
          S-1 and incorporated by herein.)
10.6      Form of First Amendment to Vesting Agreement executed by
          recipients of options granted under the 1982 Incentive Stock
          Option Plan. (Filed as an exhibit to Registration Statement
          No. 33-42253 on Form S-1 and incorporated by herein.)
10.7      Form of First Amendment to Management Agreement executed by recipients of options granted under the 1982 Incentive Stock
          Option Plan. (Filed as an exhibit to Registration Statement
          No. 33-42253 on Form S-1 and incorporated by herein.)
10.10     Second Amended and Restated Credit Agreement dated as of
          June 5, 1996 among Paging Network, Inc., NationsBank of
          Texas, N.A., Toronto Dominion (Texas), Inc., The First
          National Bank of Boston, Chase Securities Inc. and certain other lenders. (Filed as an exhibit to Paging Network,
          Inc.'s Quarterly Report on Form 10-Q for the quarterly
          period ended June 30, 1996.)
10.13     1997 Restricted Stock Plan, as approved by shareowners on
          May 22, 1997. (Filed as an exhibit to Paging Network, Inc.'s
          Quarterly Report on Form 10-Q for the quarterly period ended
          June 30, 1997 and incorporated by reference herein.)
10.14     Employment Agreement dated as of August 4, 1997 among Paging
          Network, Inc. and John P. Frazee, Jr. (Filed as an exhibit to Paging Network, Inc.'s Quarterly Report on Form 10-Q for
          the quarterly period ended September 30, 1997 and
          incorporated by reference herein.)
10.17     1992 Director Compensation Plan, as amended and restated on
          April 22, 1998. (Filed as an exhibit to Paging Network,
          Inc.'s Quarterly Report on Form 10-Q for the quarterly
          period ended June 30, 1998 and incorporated by reference
          herein.)
10.18     Amended and Restated 1991 Stock Option Plan, as approved by shareowners on May 21, 1998. (Filed as an exhibit to Paging
          Network, Inc.'s Quarterly Report on Form 10-Q for the
          quarterly period ended June 30, 1998 and incorporated by
          reference herein.)
10.19     Letter dated May 26, 1998 regarding Second Amendments
          effective March 31, 1998 to the Loan Agreements dated as of
          June 5, 1996: (1) among Paging Network of Canada Inc., The
          Toronto-Dominion Bank, and such other financial institutions as become banks (2) among Madison Telecommunications
          Holdings, Inc., The Toronto-Dominion Bank, and such other
          financial institutions as become banks. (Filed as an exhibit to Paging Network, Inc.'s Annual Report on Form 10-K for the
          fiscal year ended December 31, 1997 and incorporated by
          reference herein.)
10.20     Forms of Stock Option Agreement executed by recipients of
          options granted under the 1991 Stock Option Plan. (Filed as an exhibit to Paging Network, Inc.'s Annual Report on Form
          10-K for the fiscal year ended December 31, 1998 and
          incorporated by reference herein.)
10.21     Employee Stock Purchase Plan, as amended on December 16,
          1998. (Filed as an exhibit to Paging Network, Inc.'s Annual
          Report on Form 10-K for the year ended December 31, 1998 and incorporated by reference herein.)
10.22     Severance Pay Plan dated as of January 20, 1999. (Filed as an exhibit to Paging Network, Inc.'s Annual Report on Form
          10-K for the year ended December 31, 1998 and incorporated by reference herein.)
10.23     Amendment to Severance Pay Plan dated as of December 9, 1999
          (Filed as an exhibit to Paging Networks, Inc.'s Annual
          Report on Form 10-K for the fiscal year ended December 31,
          1999 and incorporated by reference herein.)

EXHIBIT
NUMBER                        DOCUMENT DESCRIPTION
-------                       --------------------
10.24     Form of Stock Option Agreement executed by recipients of
          options grant under the 1992 Director Compensation Plan.
          (Filed as an exhibit to Paging Network, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 and
          incorporated by reference herein.)
10.25     Amended and Restated Loan Agreement dated August 5, 1999
          among Paging Network of Canada Inc., The Toronto-Dominion
          Bank, Canadian Imperial Bank of Commerce, National Bank of
          Canada, and such other financial institutions as become
          banks. (Filed as an exhibit to Paging Network, Inc.'s
          Quarterly Report on Form 10-Q for the quarter ended June 30,
          1999 and incorporated by reference herein.)
10.26     Amended and Restated Loan Agreement dated August 5, 1999
          among Madison Telecommunications Holdings, Inc., The
          Toronto-Dominion Bank, Canadian Imperial Bank of Commerce,
          National Bank of Canada, and such other financial
          institutions as become banks. (Filed as an exhibit to Paging
          Network, Inc.'s Quarterly Report on Form 10-Q for the
          quarter ended June 30, 1999 and incorporated by reference
          herein.)
21.1      List of Subsidiaries of Paging Network, Inc.
23.1      Consent of Ernst & Young LLP.
23.2      Consent of Arthur Andersen LLP.
23.3      Consent of Mayer, Brown & Platt. (To be included in the
          opinion filed as Exhibit 5.1 to this registration
          statement.)
24.1      Power of Attorney of certain directors and officers of
          Paging Network, Inc.
99.1      Client Letter -- Noteholders
99.2      Letter to Brokers -- Noteholders
99.3      Letter of Transmittal/Consent Form
99.4      Notice of Guaranteed Delivery
99.5      Class 5 Master Ballot -- 8.875% Notes Due 2006
99.6      Class 5 Ballot -- 8.875% Notes Due 2006
99.7      Class 6 Master Ballot -- Old Stock Interests
99.8      Class 6 Ballot -- Old Stock Interests
99.9      Consent of Houlihan Lokey Howard & Zukin Capital. (To be
          filed by amendment.)
99.10     Consent of Goldman, Sachs & Co. (To be filed by amendment.)
99.11     Consent of Morgan Stanley Dean Witter. (To be filed by
          amendment.)

                              VAST SOLUTIONS, INC.

                                 EXHIBIT INDEX
                                  FOR FORM S-1


EXHIBIT
 NUMBER                         DOCUMENT DESCRIPTION
-------                         --------------------
   3.1*     Form of Amended and Restated Certificate of Incorporation of
            Vast Solutions, Inc.
   3.2*     Form of Amended and Restated Bylaws of Vast Solutions Inc.
   4.1*     Certificate for shares of Vast Solutions, Inc.'s Class B
            common stock, par value $0.01 per share.
   5.1*     Opinion of Mayer, Brown and Platt.
  10.1      Vast Solutions, Inc. 2000 Long-Term Stock Incentive Plan.
  10.2*     Tax Allocation Agreement between Vast Solutions, Inc. and
            Paging Network, Inc.
  10.3*     Separation Agreement between Vast Solutions, Inc. and Paging
            Network, Inc.
  10.4*     Administrative Services Agreement between Vast Solutions,
            Inc. and Paging Network, Inc.
  10.5*     Technology Services Agreement between Vast Solutions, Inc.
            and Paging Network, Inc.
  10.6*     Reseller Agreement between Vast Solutions, Inc. and Paging
            Network, Inc.
  10.7*     Facility Access Agreement between Vast Solutions, Inc. and
            Paging Network, Inc.
  10.8      Software Sublicense Agreement, dated as of March 30, 2000, among Vast Solutions, Inc., Paging Network, Inc. and TIBCO
            Software, Inc.
  10.9      License Agreement, dated as of May 11, 2000, between Paging
            Network, Inc. and Vast Solutions, Inc.
  23.1      Consent of Ernst & Young LLP.
  23.2*     Consent of Mayer, Brown & Platt (included in the opinion
            filed as Exhibit 5.1 to this registration statement).
  99.1      Consent of KPMG LLP.


---------------
* To be included with an amendment to this registration statement.

                                        6